Form 10-K, Exhibit 13
period 1993-12-26
ADVANCED MICRO DEVICES INC
filed 1994-03-07
CIK 2488

                                                                   EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

Net sales of $1,648.3 million for 1993 rose by 9 percent from sales of $1,514.5 million for 1992. This growth was principally related to a sharp increase in sales of flash memory devices and higher sales in most other product lines partially offset by a decline in Am386(R) microprocessor sales. AMD's non-X86 business grew approximately 23 percent compared to 1992. Even though volume shipments did not commence until the second half of 1993, the company achieved substantial sales of Am486(TM) devices in 1993. However, revenues generated by Am486 products were insufficient to offset declining sales of Am386 devices.
   Net sales in 1992 increased by 23 percent from sales of $1,226.6 million in 1991, primarily due to significant growth in Am386 microprocessor sales. Net sales for the rest of the product lines were relatively flat, except for network and telecommunications products, and embedded processors, which rose by 21 percent from 1991 to 1992.
   Sales of CMOS products continued to grow in both absolute dollars and as a percentage of sales from 1991 through 1993. Sales of products manufactured with CMOS process technology accounted for approximately 76 percent of net sales in 1993, 70 percent in 1992 and 56 percent in 1991. Sales to international customers were 54 percent in 1993, and 55 percent in 1992 and 1991. The European market showed strong growth in 1993, while the Asia-Pacific market decreased slightly as compared to 1992.
   Am386 and Am486 microprocessors were AMD's most significant X86 products in 1993. Since its introduction in 1991, the Am386 family has been a major contributor to AMD revenues. Am386 family sales ramped up to their highest levels in 1992; however, this product has been on a downward trend through 1993 because of its maturing life cycle. Over the past three years, the Am386 family has experienced significant price erosion in response to intense competition and the introduction of more advanced technology. Nevertheless, unit shipments reached their peak in the first quarter of 1993. Management anticipates Am386 microprocessor revenue will continue on its downward trend in 1994, resulting from both unit-shipment and average-selling-price declines, since the market has transitioned to 486 technology as the microprocessor standard.
   The company's Am386 and Am486 products have been the subject of litigation with Intel Corporation (see 1993 Annual Report on Form 10K, Item 3, Legal Proceedings). An unfavorable decision in the 287, 386 or 486 microcode litigation could result in a material monetary damages award to Intel and/or preclude the company from continuing to produce those Am386 and Am486 products adjudicated to contain any copyrighted Intel microcode. Therefore, such litigations could have a materially adverse impact on the financial condition and results of operations of the company.
   During 1993, the company's X86 business transitioned from Am386 to Am486 products. The company began shipments of its Am486DX microprocessors during the second quarter of 1993. Since this time, Am486DX unit shipments have grown significantly, exceeding 550,000 units, while average selling prices have remained relatively constant. Management anticipates a further increase in Am486DX unit shipments in 1994; however, as volume increases, normal price declines are anticipated due to competitive pressures. The company has initiated an aggressive manufacturing plan in the Submicron Development Center
(SDC); nevertheless, Am486 product demand is expected to exceed production capacity during 1994. In February 1994, the company entered into a foundry agreement with Digital Equipment Corporation (DEC) for AMD's Am486 microprocessor family. The agreement is for two years with an option for extension at the end of that period. However, both parties have certain rights to terminate this agreement earlier in the event of adverse developments in the company's microprocessor-related litigations. Initial shipments of Am486 products from wafers manufactured by DEC are expected to begin in the fourth quarter of 1994. The company anticipates that shipments of Am486 microprocessors from the foundry will reach an annual run-rate of 2 million units in the first half of 1995. AMD may enter into additional foundry arrangements in order to supplement internal capacity based on business conditions. Regardless of these foundry arrangements, the company's production capacity is expected to increase in 1995 due to the completion of its 700,000 square-foot submicron semiconductor manufacturing complex in Austin, Texas (Fab
25).
   An adverse result in the 287 microcode litigation or the 486 microcode litigation could preclude the company from shipping its Am486DX products adjudicated to contain any copyrighted Intel microcode. In that event, the company's revenues and earnings will be materially adversely impacted until the company is able to manufacture and introduce new members of its Am486 family in lieu of the DX that obtain the same level of market acceptance and profitability currently generated by the Am486DX.
   The company is in the process of developing new Am486 products. Development of such Am486 products is expected to be completed by the end of 1994.
   The company is also currently developing its next generation of microprocessors, referred to as the K series, based on superscalar RISC-type architecture. Development of these products is expected to be completed in the fourth quarter of 1994 or early 1995.
   In addition to the above-mentioned litigations, the future outlook for AMD's microprocessor business is highly dependent upon microprocessor market conditions, which are subject to both demand and price elasticity. Future growth will rely on the market demand of Am486 products and AMD's future generation microprocessors.
   Revenues of network and telecommunication products achieved record levels in 1993, growing 30 percent from 1992 and 58 percent from 1991. Growth was particularly strong in telecommunications products, driven by higher European market demand in 1993. Management expects continued strong growth in network products driven by Ethernet products in 1994. Sales of embedded processors in 1993 rose 22 percent as compared to 1992 and 46 percent as compared to 1991. This growth was primarily attributable to record sales of both 29K(TM) RISC microprocessor and microcontroller products.
   Sales of flash memory devices grew substantially from 1991 to 1993. However, in the fourth quarter of 1993, flash sales decreased as compared to the immediate prior quarter due
                                                                          14

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


primarily to pricing pressures caused by increased competition. These pricing pressures are expected to continue in 1994. Management anticipates flash memory unit shipments will resume growth in the first quarter of 1994, as the company ramps up the production of its new 4-megabit flash memory devices introduced in the fourth quarter of 1993. The company plans to meet projected long-term demand for flash memory through a manufacturing joint venture with Fujitsu Limited of Japan, which is expected to begin volume production in 1995.
   EPROM sales declined from 1992 because of lower unit shipments due to capacity constraints created by allocating internal capacity to flash memory devices. However, in the fourth quarter of 1993, EPROM revenue grew considerably as compared to the third quarter of 1993 due to higher unit shipments produced by increased foundry capacity. Management anticipates this demand will continue in 1994, and increased EPROM foundry production will expand current capacity levels consistent with market demand in 1994.
   Sales of programmable logic devices (PLDs) rose slightly in 1993 from 1992 and 1991 due to an increase in sales of CMOS PLDs, which currently represent a substantial portion of total PLD sales. Sales of CMOS PLDs in 1993 grew significantly from 1992 and 1991, with MACH(R) family products (mid-density
PLDs) acting as the driving force. However, in the fourth quarter, CMOS PLD sales declined as compared to the immediate prior quarter. The company believes that one of the factors causing this CMOS PLD sales decline may have been customers' temporary inventory build-up. During 1993, bipolar PLD sales declined as compared to 1992 and 1991. Management anticipates flat PLD sales in 1994 with strong growth in MACH family products offset by declining bipolar PLD sales.
   Cost of sales of $789.6 million for 1993 contributed to a gross margin of 52 percent as compared to a gross margin of 51 percent in 1992 and 46 percent in 1991. These gross margin improvements were related to a richer product mix, improved capacity utilization, and better manufacturing yields which more than offset declining Am386 device prices and increased manufacturing costs. Gross margins may decrease in 1994 due to increased competition, increased foundry costs principally related to EPROMs, changes in product mix and the impact of litigation.
   Research and development expense for 1993 increased to $262.8 million from $227.9 million in 1992 and $213.8 million in 1991. This increase is mainly due to higher spending on process and product development in the SDC and its supporting engineering organizations, and microprocessor development. Research and development expense exceeded 15 percent of net sales in each of the last three years. The company anticipates a slight increase in research and development expense in 1994.
   Marketing, general and administrative expense was $290.9 million for 1993, $270.2 million for 1992, and $244.9 million for 1991. The increase from 1992 to 1993 was primarily attributable to increased legal expenses relating to litigation with Intel, and microprocessor advertising rebates. The incremental change from 1991 to 1992 was mainly related to higher sales commissions and advertising expense and larger bonus and profit-sharing accruals. Marketing, general and administrative expense was 18 percent of sales in 1993 and 1992 and 20 percent in 1991.
   In summary, total operating expenses were $1,343.2 million in 1993, $1,244.5 million in 1992 and $1,117.5 million in 1991. Operating expenses as a percentage of sales were on a downward trend from 1991 through 1993. As a result of this trend, operating income as a percentage of sales rose to 19 percent in 1993 as compared to 18 percent in 1992 and 9 percent in 1991. Although the company is continuing to focus on cost-containment, operating expenses may rise in 1994 due to further increases in depreciation and to foundry expenses, which are dependent on product demand.
   Interest and other income was $16.5 million in 1993, down from $18.9 million in 1992, and $57.0 million in 1991. While cash balances increased, interest income declined to $16.0 million in 1993 from $16.6 million in 1992, due to lower interest rates during 1993. Interest income increased by $8.0 million from 1991 because of higher cash available for investment. Interest and other income included the net gain on sale of assets for all three years. A net gain of $46.1 million was realized in 1991 on the sale or disposition of assets, primarily attributable to the sale of 3.5 million shares of Xilinx, Inc. Net interest expense was $3.8 million in 1993, down from $17.2 million in 1992 and $20.9 million in 1991 due to lower average outstanding debt and lower interest rates.
   Provision for taxes on income was $89.0 million in 1993, $26.6 million in 1992 and zero in 1991. The 1993 income tax provision increased to 28 percent from 10 percent in the prior year as book net operating loss carryforwards were fully utilized in 1992. The 1991 income tax provision included a reduction of previously provided taxes recorded in deferred income taxes as a result of the settlement of various tax audits during the year. Management anticipates that the provision for taxes on income will be between 30 and 32 percent in 1994.
   Effective December 28, 1992, the company changed its method of accounting for income taxes to the liability method required by Statement of Financial Accounting Standards No. 109 (SFAS No. 109). As permitted by SFAS No. 109, prior periods' financial statements have not been restated. A valuation allowance of approximately $26 million was provided at December 26, 1993, for certain deferred tax assets related to stock-option deductions. The company believes that the realization of remaining deferred tax assets (approximately $100 million at December 26, 1993) is more likely than not to be realized because of offsetting deferred tax liabilities (approximately $65 million at December 26, 1993) and potential tax carrybacks. There was no effect on net income by adopting SFAS No. 109 in 1993.
   The company recorded net income before preferred stock dividends of $228.8 million in 1993, $245.0 million in 1992 and $145.3 million in 1991. After preferred stock dividends of $10.4 million for each of the three years, the primary net income per common share was $2.30 for 1993, $2.57 for 1992 and $1.53 for 1991.


FACTORS THAT MAY AFFECT FUTURE RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

The semiconductor industry is generally characterized by a highly competitive and rapidly changing environment in which operating results are often subject to the effects of new product introductions, manufacturing technology innovations, rapid
                                                                          15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


fluctuations in product demand, and the ability to secure intellectual property rights. While the company attempts to identify and respond to these changes as soon as possible, the rapidity of their onset makes prediction of and reaction to such events an ongoing challenge.
   The company believes that its future results of operations and financial condition could be impacted by the following factors: market acceptance and timing of new products, trends in the personal computer marketplace, capacity constraints, intense price competition, interruption of manufacturing materials supply, negative changes in international economic conditions and decisions in legal disputes relating to intellectual property rights.
   Due to the factors noted above, the company's future operations, financial condition and stock price may be subject to volatility. In addition, a shortfall in revenue or earnings from securities analysts' expectations could have an immediate adverse effect on the trading price of the company's common stock in any given period.


FINANCIAL CONDITION

The company's financial condition improved during 1993. Cash and cash equivalents and temporary cash investments rose by $157.1 million to $488.2 million from 1992 to 1993. Net cash provided from operating activities was offset by the purchase of property, plant and equipment of $323.7 million in 1993 to expand manufacturing capacity and also by the purchase of temporary cash investments. Capital acquisitions have been on an upward trend in each of the three years, and this trend is expected to continue in excess of $500 million in 1994 mainly for Fab 25 (see following discussion). In summary, positive cash flow of $8.4 million was generated in 1993 as compared to negative cash flow of $101.9 in 1992. This cash flow improvement was due to higher net cash provided by operating activities, proceeds from stock issuances to employees and Fujitsu Limited in 1993 and retirement of long-term debt in 1992.
   Restricted cash totaling approximately $33.2 million was pledged by the company to stay execution of a $27.4 million judgment, plus interest, in favor of Brooktree Corporation. In the first quarter of 1993, the company and Brooktree Corporation settled all pending litigation and agreed that AMD would pay Brooktree $26.8 million. AMD made full payment on this settlement in the second quarter of 1993.
   In 1993, the company's current ratio grew to 2.12 from 2.09 in 1992 and 1.38 in 1991. Working capital grew by $124.5 million from $385.1 million in 1992 to $509.6 million in 1993. This growth is primarily due to an increase in temporary cash investments and accounts receivable resulting from higher sales that more than offset higher accounts payable in 1993.
   The company is currently involved in litigations with Intel Corporation (see
Note 12 of the Consolidated Financial Statements and 1993 Annual Report on Form 10K, Item 3, Legal Proceedings). While it is impossible to predict the resolutions of the AMD/Intel litigations, there could be a material adverse effect on the financial condition, or trends in results of operations of the company, or the ability to raise necessary capital, or some combination of the foregoing if the outcome of the Intel litigations either results in an award to Intel of material monetary damages, or the company's intellectual property rights are not sustained with regard to the Am386 or the Am486 products such that the company is precluded from producing and selling Am386, Am486 and future generations of microprocessors that are adjudicated to contain Intel intellectual property, or from selling such products at competitive prices.
   In July 1993, the company commenced construction of its 700,000 square-foot submicron semiconductor manufacturing complex in Austin, Texas. Known as Fab 25, the new facility is expected to cost approximately $1 billion when fully equipped. The first phase of construction and initial equipment installation is expected to cost approximately $400 million through 1994.
Volume production is scheduled to begin in late 1995.
   The company and Fujitsu Limited are cooperating in building and operating an approximately $800 million wafer fabrication facility in Aizu-Wakamatsu, Japan through their joint venture "Fujitsu-AMD Semiconductor Limited (FASL)." The forecasted joint venture costs are denominated in yen and therefore are subject to change due to fluctuations of foreign exchange rates. Each company will contribute equally toward funding and supporting FASL. AMD is expected to contribute approximately half of its share of funding in cash and guarantee third-party loans made to FASL for the remaining half. However, to the extent debt cannot be secured by FASL, AMD is required to contribute its portion in cash. During 1993, the company's investment in FASL was immaterial; however, management anticipates this investment will increase substantially, to approximately $135 million in 1994. The company is also required under the terms of the joint venture to contribute approximately one-half of such additional amounts as may be necessary to sustain FASL's operations. The facility, which will be capable of producing flash memory devices utilizing CMOS process technology, is expected to begin operations in the fourth quarter of 1994. Volume production is expected to begin in the first half of 1995.
   As of the end of 1993, the company had the following financing arrangements: unsecured committed bank lines of credit of $105 million, unutilized; long-term secured equipment lease lines of $110 million, of which $65 million were utilized; and short-term, unsecured uncommitted bank credit in the amount of $83 million, of which $31 million was outstanding.
   The company's current capital plan and requirements are based on various product-mix, selling-price and unit-demand assumptions and are, therefore, subject to revision due to future market changes and litigation outcomes.
   Management believes that, absent unfavorable litigation outcomes, cash flows from operations and current cash balances, together with current and anticipated available long-term financing, will be sufficient to fund operations, capital investments, and research and development projects currently planned for the next several years.
                                                                         16

CONSOLIDATED STATEMENTS OF OPERATIONS


Three years ended December 26, 1993, in thousands except per share amounts                  1993            1992           1991
NET SALES                                                                            $ 1,648,280     $ 1,514,489    $ 1,226,649
Expenses:
    Cost of sales                                                                        789,564         746,486        658,824
    Research and development                                                             262,802         227,860        213,765
    Marketing, general and administrative                                                290,861         270,198        244,900
                                                                                       ---------       ---------      ---------
                                                                                       1,343,227       1,244,544      1,117,489
                                                                                       ---------       ---------      ---------
Operating income                                                                         305,053         269,945        109,160
Interest and other income                                                                 16,490          18,913         57,007
Interest expense                                                                          (3,791)        (17,227)       (20,880)
                                                                                       ---------       ---------      ---------
Income before taxes on income                                                            317,752         271,631        145,287
Provision for taxes on income                                                             88,971          26,620              -
                                                                                       ---------       ---------      ---------

NET INCOME                                                                               228,781         245,011        145,287
Preferred stock dividends                                                                 10,350          10,350         10,350
                                                                                       ---------       ---------      ---------


NET INCOME APPLICABLE TO COMMON SHAREHOLDERS                                          $  218,431      $  234,661     $  134,937
                                                                                      ----------      ----------     ----------


NET INCOME PER COMMON SHARE

    Primary                                                                           $     2.30      $     2.57     $     1.53
                                                                                      ----------      ----------     ----------
    Fully diluted                                                                     $     2.24      $     2.49     $     1.52
                                                                                      ----------      ----------     ----------
Shares used in per share calculation
    Primary                                                                               95,108          91,383         88,196
    Fully diluted                                                                        102,063          98,475         95,540

See accompanying notes.
                                                                                                                            17

CONSOLIDATED BALANCE SHEETS

December 26, 1993, and December 27, 1992, in thousands except share and per share amounts                   1993           1992
ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                                                                        $    60,423    $    52,027
    Temporary cash investments                                                                           427,775        279,061
    Restricted cash                                                                                            -         32,695
                                                                                                     -----------    -----------
      Total cash, temporary cash investments and restricted cash                                         488,198        363,783
    Accounts receivable, net of allowance for doubtful accounts
      of $7,492 in 1993, and $6,679 in 1992                                                              263,617        202,072
    Inventories:
      Raw materials                                                                                       15,371         16,793
      Work-in-process                                                                                     56,504         43,572
      Finished goods                                                                                      32,175         25,683
                                                                                                     -----------    -----------
        Total inventories                                                                                104,050         86,048
    Deferred income taxes                                                                                 77,922         37,199
    Prepaid expenses and other current assets                                                             30,399         48,556
                                                                                                     -----------    -----------
      Total current assets                                                                               964,186        737,658

PROPERTY, PLANT AND EQUIPMENT:
    Land                                                                                                  26,272         22,192
    Buildings and leasehold improvements                                                                 444,299        422,089
    Equipment                                                                                          1,335,251      1,162,558
    Construction in progress                                                                             192,541         77,526
                                                                                                     -----------    -----------
      Total property, plant and equipment                                                              1,998,363      1,684,365
    Accumulated depreciation and amortization                                                         (1,094,037)      (991,082)
                                                                                                     -----------    -----------
      Net property, plant and equipment                                                                  904,326        693,283
OTHER ASSETS                                                                                              60,719         17,154
                                                                                                     -----------    -----------
                                                                                                     $ 1,929,231    $ 1,448,095
                                                                                                     -----------    -----------


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Notes payable to banks                                                                           $    30,994    $    40,659
    Accounts payable                                                                                     127,151         61,680
    Accrued compensation and benefits                                                                     81,860         76,922
    Accrued liabilities                                                                                   83,982         69,665
    Income tax payable                                                                                    34,991          8,122
    Deferred income on shipments to distributors                                                          74,436         56,717
    Long-term debt and capital lease obligations due within one year                                      21,205          6,084
    Litigation judgment liability                                                                              -         32,695
                                                                                                      ----------     ----------

      Total current liabilities                                                                          454,619        352,544

DEFERRED INCOME TAXES                                                                                     42,837         29,135

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS DUE AFTER ONE YEAR                                           79,504         19,676
Commitments and contingencies

SHAREHOLDERS' EQUITY:
    Capital stock:
      Serial preferred stock, par value $.10; 1,000,000 shares authorized;
       345,000 shares issued and outstanding ($172,500 aggregate liquidation preference)                      35             35
      Common stock, par value $.01; 250,000,000 shares authorized;
       92,443,911 shares issued and outstanding in 1993, and 88,225,587 in 1992                              926            885
    Capital in excess of par value                                                                       619,733        532,674
    Retained earnings                                                                                    731,577        513,146
                                                                                                     -----------    -----------
      Total shareholders' equity                                                                       1,352,271      1,046,740
                                                                                                     -----------    -----------
                                                                                                     $ 1,929,231    $ 1,448,095
                                                                                                     -----------    -----------
See accompanying notes.
                                                                                                                            18

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three years ended December 26, 1993, in thousands                                      1993            1992           1991
CASH FLOWS FROM OPERATING ACTIVITIES:

    Net income                                                                    $ 228,781       $ 245,011      $ 145,287
    Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation and amortization                                                 175,067         152,313        155,935
      Net (gain) loss on sale of property, plant and equipment                       (2,943)          1,325         (2,467)
      Write-down of property, plant and equipment                                       366             222          1,409
      Gain on sale of securities                                                          -         (10,689)       (54,915)
      Net equity investment income in Xilinx, Inc.                                        -               -         (2,342)
      Compensation recognized on employee stock plans                                 1,313           3,039          2,859
      Decrease in deferred income taxes                                             (27,021)        (19,109)       (15,497)
      Increase in income tax payable                                                 70,255          13,386          5,399
      Changes in operating assets and liabilities:
        Net increase in restricted cash, receivables,
         inventories, prepaids and other assets                                     (59,340)         (2,471)       (71,759)
        Net increase in payables and accrued liabilities                             69,750          16,212         25,175
                                                                                  ---------       ---------      ---------

Net cash provided by operating activities                                           456,228         399,239        189,084
                                                                                  ---------       ---------      ---------


CASH FLOWS FROM INVESTING ACTIVITIES:

    Purchase of property, plant and equipment                                      (323,669)       (222,064)      (111,025)
    Proceeds from sale of property, plant and equipment                               4,648           1,261          3,002
    Proceeds from sale of securities                                                      -          21,263         84,000
    Purchase of temporary cash investments                                         (715,487)       (594,801)      (147,271)
    Proceeds from sale of temporary cash investments                                566,773         432,590         96,421
                                                                                 ----------      ----------      ---------

Net cash used in investing activities                                              (467,735)       (361,751)       (74,873)
                                                                                 ----------      ----------      ---------


CASH FLOWS FROM FINANCING ACTIVITIES:

    Proceeds from borrowings                                                          5,941           8,898         25,679
    Principal payments on borrowings                                                (18,089)       (153,094)       (33,590)
    Proceeds from issuance of stock                                                  42,401          15,145          8,917
    Payments of preferred stock dividends                                           (10,350)        (10,350)       (10,350)
                                                                                 ----------      ----------      ---------

Net cash provided by (used in) financing activities                                  19,903        (139,401)        (9,344)
                                                                                 ----------      ----------      ---------



NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  8,396        (101,913)       104,867
Cash and cash equivalents at beginning of year                                       52,027         153,940         49,073
                                                                                 ----------      ----------      ---------

Cash and cash equivalents at end of year                                         $   60,423      $   52,027      $ 153,940
                                                                                 ----------      ----------      ---------
Supplemental disclosures of cash flow information:

    Cash paid during the year for:
      Interest (net of amounts capitalized)                                       $   2,123       $  15,136      $  17,827
                                                                                 ----------      ----------      ---------

      Income taxes                                                                $  44,433       $  32,149      $   9,906
                                                                                 ----------      ----------      ---------

    Non-cash financing activities:
      Equipment capital leases                                                    $  64,512       $       -      $  26,200
                                                                                 ----------      ----------      ---------

See accompanying notes.
                                                                                                                       19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 26, 1993, December 27, 1992, and December 29, 1991


1. ACCOUNTING POLICIES

Fiscal Year. Advanced Micro Devices' fiscal year ends on the last Sunday in December, which resulted in a 52-week year ended December 26, 1993. This compares with a 52-week fiscal year for 1992 and 1991, which ended on December 27 and 29, respectively.

Principles of Consolidation. The consolidated financial statements include the accounts of Advanced Micro Devices, Inc. and its subsidiaries. Upon consolidation, all significant intercompany accounts and transactions are eliminated. Realized and unrealized foreign exchange gains and losses, which have not been material, are included in results of operations.

Cash Equivalents. Cash equivalents consist of short-term financial instruments which are readily convertible to cash and generally have original maturities of three months or less at the time of acquisition.

Temporary Cash Investments. Temporary cash investments consist of commercial paper, time deposits, certificates of deposit, bankers' acceptances and marketable direct obligations of the United States Treasury, maturing within one year. Investments in time deposits and certificates of deposit are acquired from banks having combined capital, surplus and undivided profits of not less than $200 million. Investments in commercial paper of industrial firms and financial institutions are rated A1, P1 or better. Temporary cash investments are carried at cost which approximates market.

Inventories. Inventories are stated principally at standard costs adjusted to approximate the lower of cost (first-in, first-out) or market (net realizable value).

Property, Plant and Equipment. Property, plant and equipment is stated at cost. Depreciation and amortization are provided principally on the straight-line method for financial reporting purposes and on accelerated methods for tax purposes.

Investment in Joint Venture. In 1993, the company and Fujitsu Limited established a joint venture, "Fujitsu-AMD Semiconductor Limited." AMD's share of the joint venture is 49.95 percent and the investment is being accounted for under the equity method. As of December 26, 1993, the amount invested in the joint venture and the company's share of its results of operations were immaterial.
    Pursuant to a cross-equity provision between AMD and Fujitsu Limited, the company purchased $10.8 million of Fujitsu Limited shares, with certain resale restrictions. This investment is accounted for under the cost method. Under the same provision, Fujitsu Limited has purchased 1 million shares of AMD common stock and is required to purchase an additional 3.5 million shares over the next several years for a total investment not to exceed $100 million.

Deferred Income on Shipments to Distributors. A portion of sales is made to distributors under terms allowing certain rights of return and price protection on unsold merchandise held by the distributors. These agreements can be canceled by either party upon written notice, at which time the company generally repurchases unsold inventory. Accordingly, recognition of sales to distributors and related gross profits are deferred until the merchandise is resold by the distributors.

Income Taxes. Effective December 28, 1992, the company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." As permitted by SFAS No. 109, the company has elected not to restate its financial statements for any periods prior to December 28, 1992. There was no effect of adopting SFAS No. 109 on net income for the year ended December 26, 1993.

Net Income per Common Share. Primary net income per common share is based upon weighted average common and dilutive common equivalent shares outstanding using the treasury stock method. Dilutive common equivalent shares include stock options and restricted stock. Fully diluted net income per common share is computed using the weighted average common and dilutive common equivalent shares outstanding, plus other dilutive shares outstanding which are not common equivalent shares. Other dilutive shares which are not common equivalent shares include convertible preferred stock.

Off-Balance-Sheet Risk. The company enters into various off-balance-sheet financial transactions, including currency-forward contracts and interest rate swaps to hedge its currency and interest-rate exposures. These instruments involve, to a varying degree, elements of market and interest rate risk not recognized in the consolidated financial statements.
    Gains and losses associated with currency rate changes on forward contracts are recorded currently in income unless the contract hedges a firm commitment, in which case any gains and losses are deferred and included as a component of the related transaction. Generally, the interest element of the forward contract is recognized over the life of the contract.

    As of December 26, 1993, the company had approximately $33.8 million in net forward contracts outstanding. Based on quotes from brokers, the carrying amounts of these contracts approximate their fair values.
    While the contract or notional amounts often are used to express the volume of these transactions, the amounts potentially subject to credit risk are generally limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the obligations of the company to the counterparties.
    The company controls credit risk through credit approvals, limits, and monitoring procedures. Credit rating policies similar to those for investments are followed for off-balance-sheet transactions.
                                                                          20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Concentrations of Credit Risk. Financial instruments which potentially expose the company to concentrations of credit risk consist primarily of investments and trade receivables. The company places its investments with high-credit-quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited because a large number of geographically diverse customers make up the company's customer base, thus spreading the trade-credit risk. Due to the company's credit evaluation and collection process, bad debt expenses have been insignificant. The company performs in-depth credit evaluations for all customers and requires advanced payments or secures transactions when deemed necessary.

Financial Presentation. Certain prior-year amounts on the Consolidated Financial Statements have been reclassified to conform to the 1993 presentation.



2. SHAREHOLDERS' EQUITY

The following is a summary of the changes in the components of consolidated shareholders' equity for the three years ended December 26, 1993.

                                                  PREFERRED STOCK      COMMON STOCK
                                                  ---------------      ------------
                                                  NUMBER               NUMBER             CAPITAL IN                        TOTAL
                                                      OF                   OF              EXCESS OF     RETAINED   SHAREHOLDERS'
Thousands                                         SHARES  AMOUNT       SHARES   AMOUNT     PAR VALUE     EARNINGS          EQUITY
- ---------------------------------------------------------------------------------------------------------------------------------
December 30, 1990                                    345    $ 35       82,338    $ 826     $ 491,895    $ 143,548      $  636,304
Issuance of shares under
    employee stock plans                               -       -        1,693       16         8,901            -           8,917
Compensation recognized under
    employee stock plans                               -       -            -        -         2,859            -           2,859
Income tax benefits realized from
    employee stock option exercises                    -       -            -        -           339            -             339
Preferred stock dividends                              -       -            -        -             -      (10,350)        (10,350)
Net income                                             -       -            -        -             -      145,287         145,287
                                                  ------  ------     --------   ------     ---------    ---------      ----------
December 29, 1991                                    345      35       84,031      842       503,994      278,485         783,356
Issuance of shares under
    employee stock plans                               -       -        4,195       43        15,102            -          15,145
Compensation recognized under
    employee stock plans                               -       -            -        -         3,039            -           3,039
Income tax benefits realized from
    employee stock option exercises                    -       -            -        -        10,539            -          10,539
Preferred stock dividends                              -       -            -        -             -      (10,350)        (10,350)
Net income                                             -       -            -        -             -      245,011         245,011
                                                  ------  ------     --------   ------     ---------    ---------      ----------
December 27, 1992                                    345      35       88,226      885       532,674      513,146       1,046,740
Issuance of shares:
    employee stock plans                               -       -        3,218       31        19,408            -          19,439
    to Fujitsu Limited                                 -       -        1,000       10        22,952            -          22,962
Compensation recognized under
    employee stock plans                               -       -            -        -         1,313            -           1,313
Income tax benefits realized from
    employee stock option exercises                    -       -            -        -        43,386            -          43,386
Preferred stock dividends                              -       -            -        -             -      (10,350)        (10,350)
Net income                                             -       -            -        -             -      228,781         228,781
                                                  ------  ------     --------   ------     ---------    ---------      ----------
December 26, 1993                                    345    $ 35       92,444    $ 926     $ 619,733    $ 731,577     $ 1,352,271
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                              21


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SALE OF SERIAL PREFERRED STOCK

In March 1987, the company sold 345,000 shares of Convertible Exchangeable Preferred Stock, $.10 par value. Dividends at an annual rate of $30 per share (6 percent) on the preferred stock are cumulative from the date of original issue and are payable quarterly in arrears, when and as declared by the company's Board of Directors. Voluntary and involuntary liquidation value of each preferred share is $500 plus unpaid dividends. The preferred stock is convertible at any time at the option of the holder into common stock at the initial conversion rate of 19.873 common shares for each preferred share. The preferred stock is exchangeable at the option of the company, in whole but not in part, on any dividend payment date commencing March 15, 1989, for 6 percent Convertible Subordinated Debentures due 2012 at the rate of $500 principal amount of debentures for each preferred share. If exchanged, commencing the first March 15 following the date of initial issuance of the debentures, the company is required to make annual payments into a sinking fund to provide for the redemption of the debentures.
  The preferred stock is redeemable for cash at any time at the option of the company, in whole or in part, at prices declining to $500 per share at March 15, 1997, plus unpaid dividends. Holders of preferred stock are entitled to limited voting rights under certain conditions.
  The preferred stock is held by a depository and 3,450,000 depository shares have been issued and are listed on the New York Stock Exchange. Each depository share represents one-tenth of a preferred share, with the holder entitled, proportionately, to all the rights and preferences of the underlying preferred stock.

4. STOCKHOLDER RIGHTS PLAN

In February 1990, the company adopted a stockholder rights plan. The plan is intended to enhance stockholders' value by encouraging potential acquirers to negotiate directly with the company's Board of Directors, and to protect stockholders from unfair or coercive takeover practices. In accordance with this plan, the company declared a dividend distribution of preferred stock purchase rights at the rate of one right for each share of common stock.
  Each right entitles the registered holder to purchase from the company a unit consisting of one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.10 per share, at a purchase price of $65, subject to adjustment.
  The rights will not be exercisable, or transferable apart from the common stock, until certain events occur. The rights are redeemable by the company and expire on December 31, 2000.

5. TAXES ON INCOME

Provision for taxes on income consists of:

                              1993             1992             1991
                          SFAS 109          SFAS 96          SFAS 96
Thousands                   METHOD           METHOD           METHOD
- --------------------------------------------------------------------
Current:
  U.S. Federal            $ 83,351         $ 48,161         $ (7,425)
  U.S. State and Local       3,640            7,835            4,611
  Foreign National
    and Local                2,332            1,863              294
Deferred (prepaid):
  U.S. Federal              (1,947)         (31,239)           2,520
  U.S. State and Local       1,798                -                -
  Foreign National
    and Local                 (203)               -                -
                          --------         --------          -------
Provision for taxes
    on income             $ 88,971         $ 26,620          $     -
- --------------------------------------------------------------------

Included in the current tax provisions reflected above are $43.4 million, $10.5 million and $.3 million for 1993, 1992 and 1991, respectively, of stock option deduction benefits recorded as a credit to shareholders' equity.
  Under SFAS No. 109, deferred income taxes reflect the net tax effects of tax carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax assets and liabilities as of December 26, 1993 and December 28, 1992 as restated under SFAS No. 109 are as follows:

Thousands                                      1993             1992
- --------------------------------------------------------------------
Deferred tax assets:
  Deferred distributor income              $ 31,349         $ 22,402
  Inventory reserves                         14,935           16,690
  Accrued expenses not
    currently deductible                     21,799           33,995
  Federal tax credit carryovers              30,888           52,208
  Other                                      27,569           31,600
                                           --------         --------
    Total deferred tax assets               126,540          156,895
  Valuation allowance for
    deferred tax assets                     (26,415)         (47,427)
    Net deferred tax assets                 100,125          109,468
                                           --------         --------
Deferred tax liabilities:
  Depreciation                              (44,886)         (43,742)
  Other                                     (20,154)         (30,993)
                                           --------         --------
    Total deferred tax liabilities          (65,040)         (74,735)
                                           --------         --------
Total net deferred tax assets              $ 35,085         $ 34,733
- --------------------------------------------------------------------

The valuation allowance for deferred tax assets is attributable to stock option deductions, the benefit of which will be credited to equity when realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under SFAS 96, the components of the deferred (prepaid) taxes for 1992 and 1991 consist of:

Thousands                                                                                             1992        1991
- ----------------------------------------------------------------------------------------------------------------------
Deferred distributor income                                                                      $ (22,402)     $    -
Inventory reserves                                                                                 (16,690)          -
Accrued expenses not currently deductible                                                          (31,686)          -
Depreciation                                                                                        41,502       2,347
Other                                                                                               (1,963)        173
                                                                                                 ----------    -------
                                                                                                 $ (31,239)    $ 2,520
- ----------------------------------------------------------------------------------------------------------------------

Pretax income from foreign operations was $40.0 million in 1993, $32.0 million in 1992, and $18.9 million in 1991.

The following is a reconciliation between statutory federal income taxes and the total provision for taxes on income.

                                               1993 SFAS 109 METHOD       1992 SFAS 96 METHOD      1991 SFAS 96 METHOD
                                               --------------------       -------------------      -------------------
Thousands except percent                              TAX      RATE           TAX        RATE          TAX        RATE
- ----------------------------------------------------------------------------------------------------------------------
Statutory federal income tax provision          $  111,213      35.0%     $ 92,355       34.0%     $ 49,398       34.0%
Operating losses utilized                                -         -       (46,534)     (17.1)      (30,392)     (20.9)
State taxes net of federal benefit                   3,535       1.1         5,228        1.9         4,611        3.2
Tax exempt Foreign Sales
  Corporation income                                (7,236)     (2.3)       (6,175)      (2.3)       (5,040)      (3.5)
Tax credits utilized                                (5,004)     (1.5)      (12,306)      (4.5)            -          -
Foreign income at other than U.S. rates            (10,398)     (3.3)       (5,948)      (2.2)       (6,301)      (4.3)
Adjustment of previously provided taxes                  -         -             -          -       (12,276)      (8.5)
Other                                               (3,139)     (1.0)            -          -             -          -
                                                ----------  --------      --------    -------      --------   --------
                                                $   88,971      28.0%     $ 26,620        9.8%     $      -          -%
- -----------------------------------------------------------------------------------------------------------------------

No provision has been made for income taxes on approximately $203 million of cumulative undistributed earnings of certain foreign subsidiaries because it is the company's intention to permanently invest such earnings. If such earnings were distributed, additional taxes of $71 million would accrue.
  For federal income tax purposes, the company has general business credit carryforwards of $19.0 million which will expire from 2000 to 2002. The company also has alternative minimum tax credits of $11.3 million that can be carried forward indefinitely.
  The company's Far East assembly and test plants in Singapore and Thailand are operated under various tax holidays which expire in whole or in part during 1994 and 1998. Possible extensions of the holiday period, as well as other tax incentives, are anticipated to result in minimal tax liabilities in these countries through 1998. The net impact of these tax holidays was an increase to net income of approximately $5.1 million ($.05 per share) in 1993.

6. DEBT

The company has certain debt agreements that contain provisions regarding restrictions on cash dividends, maintenance of specified working capital and net worth levels and specific financial ratio requirements. At December 26, 1993, the company was in compliance with all restrictive covenants of such debt agreements and all retained earnings were restricted as to payments of cash dividends on common stock.
  Significant elements of committed and uncommitted, unsecured revolving lines of credit are:

Thousands except percent                              1993        1992        1991
- ----------------------------------------------------------------------------------
Total lines of credit                            $ 188,200   $ 100,946   $ 105,780
Portion of lines of credit
  available to foreign
  subsidiaries                                      83,200     100,946     105,650
Amounts outstanding at
  year-end: Short-term                              30,994      40,659      51,421
Short-term borrowings:
  Average daily borrowings                          35,783      45,381      50,612
  Maximum amount
   outstanding at any
   month-end                                        38,009      52,026      52,278
  Weighted daily average
   interest rate                                      5.81%       7.84%       9.43%
  Average interest rate
   on amounts outstanding
   at year-end                                        4.54%       6.94%       8.34%
- ----------------------------------------------------------------------------------

Interest on foreign and short-term domestic borrowings is negotiated at the time of the borrowing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Information with respect to the company's long debt at year-end is:

Thousands                                           1993         1992
- ---------------------------------------------------------------------
6.88% promissory notes with
  principal and interest payable
  annually through January 2000,
  secured by a partnership interest            $ 12,920     $      -
9.88% mortgage with principal
  and interest payable in monthly
  installments through April 2007                 2,577        2,754
Obligations under capital leases                 76,392       22,133
Obligations secured by equipment                  7,997            -
Other                                               823          873
                                               --------     --------
                                                100,709       25,760
Less: amount due within one year                (21,205)      (6,084)
                                               --------     --------
Long-term debt due after one year              $ 79,504     $ 19,676
- --------------------------------------------------------------------

For each of the next five years and beyond, long-term debt and capital lease obligations are:


                                               LONG-TERM
                                                    DEBT     CAPITAL
Thousands                                (PRINCIPAL ONLY)     LEASES
- --------------------------------------------------------------------
1994                                            $  2,610    $ 21,630
1995                                               3,430      21,415
1996                                               3,680      15,090
1997                                               3,835      14,051
1998                                               4,066       9,123
Beyond 1998                                        6,696       6,670
                                                --------     -------
Total                                             24,317      87,979
Less: Amount representing interest                     -     (11,587)
                                                --------     -------
Total at present value                          $ 24,317    $ 76,392
- ---------------------------------------------------------------------

  The company has capital lease commitments through 2012. Cost and accumulated amortization of capital leases, plus installation costs, included in property, plant and equipment at December 26, 1993 were $97.7 million and $27.1 million, respectively; at December 27, 1992, these costs were $43.6 million and $18.9 million, respectively.

7. INTEREST AND OTHER INCOME

Thousands                                          1993         1992         1991
- ---------------------------------------------------------------------------------
Net gain on sale of
  assets and other                             $    500     $  2,342     $ 46,115
Interest income                                  15,990       16,571        8,550
Net equity investment
  income in Xilinx, Inc.                              -            -        2,342
                                               --------     --------     --------
                                               $ 16,490     $ 18,913     $ 57,007
- ---------------------------------------------------------------------------------


During 1992, the company realized a net gain of $2.3 million on the sale or other disposition of assets, including the sale of its shares of Xilinx, Inc. As a result of this sale, the company no longer has a significant investment in Xilinx, Inc.
  In December 1991, a net gain of $46.1 million on the sale or other disposition of assets was realized, primarily attributable to the sale of 3.5 million shares of Xilinx, Inc. stock. Prior to the sale, the company owned 21 percent of Xilinx and this investment was accounted for on the equity method. After the sale, the remaining investment represented 5.6 percent of outstanding Xilinx shares and was accounted for on the cost method.

8. INTEREST EXPENSE

Thousands                                          1993         1992         1991
- ---------------------------------------------------------------------------------
Interest expense                                $ 9,785     $ 23,253     $ 25,179
Interest capitalized                             (7,084)      (6,026)      (4,299)
Other expense                                     1,090            -            -
                                                -------     --------     --------
                                                $ 3,791     $ 17,227     $ 20,880
- ---------------------------------------------------------------------------------

9. FOREIGN AND DOMESTIC OPERATIONS AND  EXPORT SALES

The company is engaged principally in designing, developing, manufacturing and marketing complex monolithic integrated circuits.
  Operations outside the United States include both manufacturing and sales. Manufacturing subsidiaries are located in Malaysia, Singapore, Thailand and the United Kingdom. Sales subsidiaries are in Western Europe and the Far East.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The following is a summary of operations by entities within geographic areas for the three years ended December 26, 1993.

Thousands                                                                             1993         1992          1991
- ---------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers:
  United States                                                                 $ 1,174,410  $ 1,106,245   $   862,698
  Europe                                                                            343,600      279,430       231,900
  Asia                                                                              130,270      128,814       132,051
                                                                                -----------  -----------   -----------
                                                                                $ 1,648,280  $ 1,514,489   $ 1,226,649
- ----------------------------------------------------------------------------------------------------------------------
Transfers between geographic areas (eliminated in consolidation):
  United States                                                                  $  444,378  $   360,844   $   326,966
  Asia                                                                              277,496      300,773       248,611
                                                                                 ----------   ----------    ----------
                                                                                 $  721,874   $  661,617    $  575,577
- ----------------------------------------------------------------------------------------------------------------------
Operating income:
  United States                                                                  $  265,676   $  235,802    $   87,799
  Europe                                                                              8,376        5,165         2,405
  Asia                                                                               31,001       28,940        18,647
  Eliminations                                                                            -           38           309
                                                                                -----------  -----------   -----------
                                                                                $   305,053  $   269,945   $   109,160
- ----------------------------------------------------------------------------------------------------------------------
Identifiable assets:
  United States                                                                 $ 1,647,477  $ 1,193,543   $ 1,052,422
  Europe                                                                             90,582       71,510        69,333
  Asia                                                                              362,108      311,481       273,642
  Eliminations                                                                     (170,936)    (128,439)     (103,639)
                                                                                -----------  -----------   -----------
                                                                                $ 1,929,231  $ 1,448,095   $ 1,291,758
- ----------------------------------------------------------------------------------------------------------------------
U.S. export sales:
  Asia                                                                           $  314,268  $   360,357   $   250,472
  Europe                                                                            109,226       99,635        79,444
                                                                                 ----------   ----------   -----------
                                                                                 $  423,494   $  459,992   $   329,916
- ----------------------------------------------------------------------------------------------------------------------

Sales to unaffiliated customers are based on the AMD location. Transfers between geographic areas consist of products and services that are sold at amounts generally above cost and are consistent with governing tax regulations. Operating income is total sales less operating expenses. Identifiable assets are those assets used in each geographic area. Export sales are United States foreign direct sales to unaffiliated customers primarily in Europe and the Far East.

10. EMPLOYEE BENEFIT PLANS

Stock Option Plans. The company has several stock option plans under which key employees have been granted incentive (ISOs) and nonqualified (NSOs) stock options to purchase the company's common stock. Generally, options are exercisable within four years from the date of grant and expire five to 10 years after the date of grant. ISOs granted under the plans have exercise prices of not less than 100 percent of the fair market value of the common stock at the date of grant. Exercise prices of NSOs may not be less than 50 percent of the fair market value of the common stock at the date of grant. At December 26, 1993, 2,739 employees were eligible and participating in the plans.
  The following is a summary of stock option exercises.

Thousands                                                                              1993         1992          1991
- ----------------------------------------------------------------------------------------------------------------------
Aggregate exercise price                                                            $14,029      $13,803        $4,410
Options exercised                                                                     2,749        3,119           948
- ----------------------------------------------------------------------------------------------------------------------

                                                                                                                    25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A summary of the stock option plans at December 26, 1993 is shown below.

Thousands except per share amounts
- ------------------------------------------------------------------------
Options:
   Outstanding at beginning of year                              11,927
   Granted                                                        2,088
   Canceled                                                        (305)
   Exercised                                                     (2,749)
                                                             ----------
     Outstanding at end of year                                  10,961
                                                             ----------
   Exercisable at beginning of year                               5,289
   Exercisable at end of year                                     4,852
   Available for grant at beginning of year                       2,921
   Available for grant at end of year                               963
   Aggregate exercise price of options
     outstanding at end of year                               $ 131,374
   Average exercise price of options
     outstanding at end of year                               $   11.99
- ------------------------------------------------------------------------


Stock Appreciation Rights Plans. The company maintains three stock appreciation rights plans under which stock appreciation rights (SARs) either have been or may be granted to key employees. The number of SARs exercised plus common stock issued under the stock option plans may not exceed the number of shares authorized under the stock option plans. SARs may be granted in tandem with outstanding stock options, in tandem with future stock option grants or independently of any stock options. Generally, the terms of SARs granted under the plans are similar to those of options granted under the stock option plans, including exercise prices, exercise dates and expiration dates. To date, the company has granted only limited SARs, which become exercisable only in the event of certain changes in control of the company.

Stock Purchase Plan. The company has a stock purchase plan that allows participating employees to purchase, through payroll deductions, shares of the company's common stock at 85 percent of the fair market value at specified dates. At December 26, 1993, 5,621 employees were eligible to participate in the plan and 1,361,252 common shares remained available for issuance under the plan. A summary of stock purchased under the plan is shown below.

Thousands except
employee participants                1993        1992       1991
- ----------------------------------------------------------------
Aggregate purchase price          $ 6,413     $ 4,614    $ 4,207
Shares purchased                      387         483        689
Employee participants               1,684       1,349      1,065
- ----------------------------------------------------------------


Profit Sharing Program. The company has a profit sharing program to which the Board of Directors has authorized semiannual contributions. Profit sharing contributions were $33.9 million in 1993, $30.0 million in 1992 and $12.1 million in 1991.

Retirement Savings Plan. The company has a retirement savings plan, commonly known as a 401(k) plan, that allows participating United States employees to contribute from 1 percent to 15 percent of their pre-tax salary subject to I.R.S. limits. The company makes a matching contribution calculated at 50 cents on each dollar of the first 3 percent of participant contributions, to a maximum of 1.5 percent of eligible compensation. The company's contributions to the 401(k) plan were $3.2 million, $2.7 million and $2.6 million for 1993, 1992 and 1991, respectively. There are three investment funds in which each employee may invest contributions in increments of 10 percent.

Restricted Stock Award Plan. The company established the 1987 restricted stock award plan under which up to 2 million shares of common stock may be issued to employees, subject to terms and conditions determined at the discretion of the Board of Directors. The company entered into agreements to issue 19,000 and 564,650 shares in 1992 and 1991, respectively. To date, agreements covering 210,212 shares have been canceled without issuance and 1,049,964 shares have been issued pursuant to prior agreements. At December 26, 1993, agreements covering 235,000 shares were outstanding under the plan and 715,036 shares remained available for future awards. Outstanding awards vest under varying terms within five years. As of December 26, 1993, there were 186 employees eligible and participating in the plan.

11. COMMITMENTS

The company leases certain of its facilities under agreements which expire at various dates through 2010. The company also leases certain of its manufacturing and office equipment for terms ranging from three to six years. Rent expense was $31.9 million, $29.4 million and $29.7 million in 1993, 1992 and 1991, respectively.
  For each of the next five years and beyond, non-cancelable long-term operating lease obligations and commitments to purchase manufacturing supplies and services are as follows:

                                  OPERATING        PURCHASE
Thousands                           LEASES       COMMITMENTS
- ------------------------------------------------------------
1994                               $ 23,515         $ 4,928
1995                                 15,663           3,454
1996                                 11,823           2,549
1997                                  7,497           2,549
1998                                  6,750           2,289
Beyond 1998                          15,022           2,465
- ------------------------------------------------------------


The company had commitments at December 26, 1993 to expend approximately $70.8 million for the construction or acquisition of additional property, plant and equipment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


12. CONTINGENCIES

AMD/INTEL LITIGATIONS
AMD is currently involved in the following disputes with Intel Corporation: (1) the AMD/Intel Technology Exchange Agreement Arbitration, (the "Arbitration");
(2) the 287 Microcode Litigation; (3) the 386 Microcode Litigation; (4) the 486 Microcode Litigation; (5) the Intel Business Interference Case; (6) the Intel Antitrust Case, and (7) the International Trade Commission Proceeding ("ITC Proceeding").

Technology Agreement Arbitration. A 1982 technology exchange agreement (the "1982 Agreement") between Advanced Micro Devices and Intel Corporation has been the subject of a dispute which was submitted to Arbitration through the Superior Court of Santa Clara County, California, and it is now at the California Supreme Court on appeal. The dispute centers around issues relating to whether Intel breached its agreement with AMD, whether that breach injured AMD, and what the remedies should be for the injuries caused to AMD. The California Supreme Court is expected to render its decision by the end of 1994.
  The company believes it has the right to use Intel technology to manufacture and sell AMD's microprocessor products based on a variety of factors including:
(i) the 1982 Agreement, (ii) the Arbitrator's award in the Arbitration which is pending review by the California Supreme Court and (iii) the terms of the 1976 patent and copyright agreement providing AMD patent and copyrights to Intel products (the "1976 Agreement"). An unfavorable decision by the California Supreme Court could materially adversely affect the company's financial condition and results of operations as well as other AMD/Intel Microcode Litigations discussed herein. The AMD/Intel Litigations involve multiple interrelated and complex issues of fact and law. Therefore, the ultimate outcome of the AMD/Intel Litigations cannot presently be determined. Accordingly, no provision for any liability that may result upon the adjudication of the AMD/Intel Litigations has been made in the company's financial statements.

Microcode Litigations. Intel Corporation has filed three suits against the company, alleging copyright infringement involving AMD's use of Intel microcode in the Am80C287(TM) math coprocessors, the Am386 microprocessors and the Am486 microprocessors. The suits generally allege that the company violated copyrights on Intel microcode and concern two agreements between Intel and the company: (1) the 1976 Agreement and (2) the 1982 Agreement. The Microcode Litigations are all in various stages of litigation.
  Depending on the result and the status of the Microcode Litigations, an unfavorable decision in any single or combination of the Microcode Litigations could result in a material monetary damages award to Intel and/or preclude the company from continuing to produce Am386 and Am486 products containing Intel copyrighted microcode, and thus could materially adversely impact the company's financial condition and results of operations. The AMD/Intel Litigations involve multiple interrelated and complex issues of fact and law. Therefore, the ultimate outcome of the AMD/Intel Litigations cannot presently be determined. Accordingly, no provision for any liability that may result upon the adjudication of the AMD/Intel Litigations has been made in the company's financial statements.

Intel Antitrust, Business Interference and ITC Cases. The company filed an antitrust suit against Intel Corporation in 1991, alleging that Intel engaged in a series of unlawful acts designed to secure and maintain a monopoly in iAPX microprocessor chips ("Intel Antitrust Case"). AMD seeks significant monetary damages (which may be trebled) and an injunction requiring Intel to license the 80386 and 80486 to AMD, or other appropriate relief.
  In November 1992, the company filed an action in the Superior Court of California against Intel for tortious interference with prospective economic advantage, violation of California's Unfair Competition Act, breach of contract and declaratory relief arising out of Intel's efforts to require licensees of an Intel patent to pay royalties if they purchased 386 and 486 microprocessors from suppliers of those components other than Intel (the "Business Interference Case"). No trial date has been set.
  The United States International Trade Commission Proceeding ("ITC Proceeding") was filed by Intel Corporation in May 1993, against Twinhead, a Taiwan-based manufacturer which is a customer of both AMD and Intel. Intel claims that Twinhead induces computer end-users to infringe on what is known as the Crawford '338 patent when its computers, containing non-Intel 386 and 486 microprocessors, are used with multi-tasking software such as Windows, Unix or OS/2. Intel seeks a permanent exclusion order from entry into the United States of certain Twinhead personal computers and an order directing Twinhead to cease and desist from demonstrating, testing or otherwise using such computers in the United States. AMD's dispute with Intel in the Intel Business Interference Case (discussed above) requests a declaration that the Crawford '338 patent is invalid; accordingly, AMD intervened in the ITC Proceeding as a real party in interest by filing a motion with the ITC to intervene on the side of the respondents, and such motion was granted. The company has vigorously contested the relief Intel seeks. An unfavorable outcome in the ITC Proceeding could have an adverse effect on the company's ability to sell microprocessors to Twinhead and other computer manufacturers in Taiwan and potentially, other countries.

ENVIRONMENTAL MATTERS
Cleanup Orders. Since 1981, the company has discovered, investigated and begun remediation of three sites where releases from underground chemical tanks at its facilities in Santa Clara County, California adversely affected the groundwater. There is no indication, however, that any public drinking water supplies have been affected. The chemicals released into the groundwater were commonly in use in the semiconductor industry in the wafer fabrication process prior to 1979.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


At least one of the released chemicals (which is no longer used by the company) has been identified as a probable carcinogen.
  In 1991, the company received four Final Site Cleanup Requirements Orders from the California Regional Water Quality Control Board, San Francisco Bay Region ("RWQCB") relating to the three sites. The orders named the company, as well as TRW Microwave, Inc., and Philips Semiconductors, (formerly Signetics Company) in various combinations and degrees of responsibility.
  The company has not yet determined to what extent the costs of any related remedial actions will be covered by insurance. The three sites are on the National Priorities List (Superfund). If the company fails to satisfy federal compliance requirements or inadequately performs the compliance measures, the government (a) can bring an action to enforce compliance, or (b) can undertake the desired response actions itself and later bring an action to recover its costs, plus penalties - which are up to three times the costs of clean-up activities - if appropriate. Certain class actions related to this matter have been settled or the statute of limitations has been tolled. It is expected that the foregoing environmental matters or any related litigation will not have a material adverse effect on the financial condition or results of operations of the company.

SHAREHOLDERS AND SECURITIES CLASS ACTIONS
In Re Advanced Micro Devices Securities Litigation. In September 1993 five class actions were filed, purportedly on behalf of purchasers of the company's stock, alleging that the company and various of its officers and directors violated sections of the Securities and Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, by issuing allegedly false and misleading statements concerning the circumstances surrounding the company's development of microcode for one of its Am486 microprocessor products. The complaints also alleged that the company's conduct constituted fraud and negligent misrepresentation.
  The five cases were consolidated and an amended class action complaint was filed containing the allegations described above and an additional allegation that the company made false and misleading statements about its revenues and earnings during the third quarter of its 1993 fiscal year. The amended complaint seeks damages in an unspecified amount. The company believes that the ultimate outcome of this litigation will not have a material adverse effect upon the financial condition or trends in results of operations of the company.

George A. Bilunka, et al. v. Sanders, et al. In September 1993, an AMD shareholder, George A. Bilunka, purported to commence an action derivatively on the company's behalf against all of the company's directors and certain of the company's officers. The company is named as a nominal defendant. This purported derivative action essentially alleges that the individual defendants breached their fiduciary duties to the company by causing or permitting the company to make allegedly false and misleading statements about the development of microcode for one of the company's Am486 microprocessor products. Damages are sought against the individual defendants in an unspecified amount. The company believes that the ultimate outcome of this litigation will not have a material adverse effect upon the financial condition or trends in results of operations of the company.

SEC Investigation. The Securities and Exchange Commission (SEC) has notified the company that it is conducting an informal investigation of the company concerning the company's disclosures relating to the development of microcode for one of its Am486 products. The company is cooperating fully with the SEC.

OTHER MATTERS
The company is a defendant or plaintiff in various other actions which arose in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial condition or overall trends in the results of operations of the company.

13. DISCLOSURES ABOUT FAIR VALUE OF
    FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents
The carrying amount approximates fair value.

Temporary Cash Investments
The carrying amount approximates fair value because of the short maturity of these instruments.

Short-Term Debt
The carrying values of these variable-rate borrowings approximate fair values due to their short-term nature.

Long-Term Debt
The company has a 9.88 percent, $2.6 million mortgage with principal and interest payable in monthly installments through April 2007. The fair value for this mortgage loan is estimated using discounted cash flow analysis based on an estimated interest rate of 9 percent for similar types of borrowing arrangements. The company also obtained $20.9 million long-term borrowings at the end of 1993. Due to the recent acquisition of these borrowings, the carrying amounts approximate their fair value.
  The estimated fair values of the company's financial instruments are as follows:

                                                                                   1993
                                                                         ----------------------
                                                                         CARRYING           FAIR
Thousands                                                                  AMOUNT          VALUE
- ------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                $ 60,423       $ 60,423
Temporary investments                                                     427,775        427,775
Short-term debt:
  Notes payable                                                            30,994         30,994
Long-term debt                                                             23,494         24,321
- ------------------------------------------------------------------------------------------------

                                                                                              28

REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Advanced Micro Devices, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Micro Devices, Inc. as of December 26, 1993 and December 27, 1992, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 26, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advanced Micro Devices, Inc. as of December 26, 1993, and December 27, 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 26, 1993, in conformity with generally accepted accounting principles.
  As discussed in note 12 to the financial statements, the company is a defendant in various lawsuits with Intel Corporation regarding intellectual property rights. The ultimate outcome of these lawsuits cannot presently be determined. Accordingly, no provision for any liability that may result has been made in the consolidated financial statements.

                                                        /S/ Ernst & Young

San Jose, California
January 6, 1994

SUPPLEMENTARY FINANCIAL DATA

1993 and 1992 by quarter,                             DEC. 26,    SEPT. 26,     JUNE 27,
unaudited, in thousands                                   1993         1993         1993
except per share amounts
NET SALES                                           $  413,404   $  418,351   $  409,092
Expenses:
  Cost of sales                                        208,552      199,999      186,931
  Research and development                              66,747       64,905       69,323
    Marketing, general and administrative               83,148       71,979       67,253
                                                    ----------   ----------   ----------
                                                       358,447      336,883      323,507
                                                    ----------   ----------   ----------
Operating income                                        54,957       81,468       85,585
Interest and other income                                4,647        4,413        4,043
Interest expense                                        (1,772)        (691)        (246)
                                                    ----------   ----------   ----------
Income before taxes on income                           57,832       85,190       89,382
Provision for taxes on income                           16,193       23,852       25,029
                                                    ----------   ----------   ----------
NET INCOME                                              41,639       61,338       64,353
Preferred stock dividends                                2,588        2,587        2,588
                                                    ----------   ----------   ----------
NET INCOME APPLICABLE
 TO COMMON SHAREHOLDERS                             $   39,051   $   58,751   $   61,765
                                                    ----------   ----------   ----------
NET INCOME PER COMMON SHARE
                 - Primary                          $      .41   $      .61   $      .65
                                                    ----------   ----------   ----------
                 - Fully diluted                    $      .41   $      .60   $      .63
                                                    ----------   ----------   ----------
Shares used in per
 share calculation
                 - Primary                              95,895       95,706       95,079
                                                    ----------   ----------   ----------
                 - Fully diluted                       102,751      102,743      101,937
                                                    ----------   ----------   ----------
Common stock market price range
                 - High                             $    30.00   $    32.38   $    31.00
                 - Low                              $    17.13   $    22.13   $    20.63

FINANCIAL SUMMARY

Five years ended
December 26, 1993, in thousands
except per share amounts                                  1993         1992         1991
NET SALES                                           $1,648,280   $1,514,489   $1,226,649
Expenses:
  Cost of sales                                        789,564      746,486      658,824
  Research and development                             262,802      227,860      213,765
    Marketing, general and administrative              290,861      270,198      244,900
                                                    ----------   ----------   ----------
                                                     1,343,227    1,244,544    1,117,489
                                                    ----------   ----------   ----------
Operating income (loss)                                305,053      269,945      109,160
Litigation judgment                                          -            -            -
Interest and other income                               16,490       18,913       57,007
Interest expense                                        (3,791)     (17,227)     (20,880)
                                                    ----------   ----------   ----------
Income (loss) before
  taxes on income                                      317,752      271,631      145,287
Provision for taxes on income                           88,971       26,620            -
                                                    ----------   ----------   ----------
NET INCOME (LOSS)                                      228,781      245,011      145,287
Preferred stock dividends                               10,350       10,350       10,350
                                                    ----------   ----------   ----------
NET INCOME (LOSS) APPLICABLE
  TO COMMON SHAREHOLDERS                            $  218,431   $  234,661   $  134,937
                                                    ----------   ----------   ----------
NET INCOME (LOSS)
  PER COMMON SHARE - Primary                        $     2.30   $     2.57   $     1.53
                                                    ----------   ----------   ----------
                 - Fully diluted                    $     2.24   $     2.49   $     1.52
                                                    ----------   ----------   ----------
Shares used in per
share calculation - Primary                             95,108       91,383       88,196
                                                    ----------   ----------   ----------
                  - Fully diluted                      102,063       98,475       95,540
                                                    ----------   ----------   ----------
Long-term debt due
  after one year                                    $   79,504   $   19,676   $   42,039
  Total assets                                      $1,929,231   $1,448,095   $1,291,758

                                                                                      30

1993 and 1992 by quarter,                              MAR. 28,    DEC. 27,    SEPT. 27,   JUNE 28,    MAR. 29,
unaudited, in thousands                                    1993        1992         1992       1992        1992
except per share amounts
NET SALES                                            $  407,433  $  400,224  $  356,677  $  350,180  $  407,408
Expenses:
  Cost of sales                                         194,082     198,298     182,792     182,182     183,214
  Research and development                               61,827      59,194      56,802      56,395      55,469
    Marketing, general
    and administrative                                   68,481      69,545      65,362      67,553      67,738
                                                     ----------  ----------  ----------  ----------  ----------
                                                        324,390     327,037     304,956     306,130     306,421
                                                     ----------  ----------  ----------  ----------  ----------
Operating income                                         83,043      73,187      51,721      44,050     100,987
Interest and other income                                 3,387       5,695       5,110       4,486       3,622
Interest expense                                         (1,082)     (3,061)     (4,597)     (4,840)     (4,729)
                                                     ----------  ----------  ----------  ----------  ----------
Income before taxes on income                            85,348      75,821      52,234      43,696      99,880
Provision for taxes on income                            23,897       6,257       3,134       2,247      14,982
                                                     ----------  ----------  ----------  ----------  ----------
NET INCOME                                               61,451      69,564      49,100      41,449      84,898
Preferred stock dividends                                 2,587       2,587       2,588       2,587       2,588
                                                     ----------  ----------  ----------  ----------  ----------
NET INCOME APPLICABLE
 TO COMMON SHAREHOLDERS                              $   58,864  $   66,977  $   46,512  $   38,862  $   82,310
                                                     ----------  ----------  ----------  ----------  ----------
NET INCOME PER COMMON SHARE
                 - Primary                           $      .63  $      .73  $      .51  $      .43  $      .90
                                                     ----------  ----------  ----------  ----------  ----------
                 - Fully diluted                     $      .61  $      .70  $      .50  $      .42  $      .86
                                                     ----------  ----------  ----------  ----------  ----------
Shares used in per
 share calculation
                 - Primary                               93,751      92,297      90,387      91,415      91,434
                                                     ----------  ----------  ----------  ----------  ----------
                 - Fully diluted                        100,820      99,603      97,733      98,272      98,290
                                                     ----------  ----------  ----------  ----------  ----------
Common stock market price range
                 - High                              $    24.00  $    18.75  $    12.50  $    19.50  $    21.38
                 - Low                               $    17.63  $    10.63  $     7.38  $     8.50  $    16.25

FINANCIAL SUMMARY

Five years ended
December 26, 1993, in thousands
except per share amounts                                  1990               1989
NET SALES                                           $1,059,242         $1,104,606
Expenses:
  Cost of sales                                        678,507            643,427
  Research and development                             203,651            201,764
    Marketing, general
    and administrative                                 228,204            220,983
                                                    ----------         ----------
                                                     1,110,362          1,066,174
                                                    ----------         ----------
Operating income (loss)                                (51,120)            38,432
Litigation judgment                                    (27,738)                 -
Interest and other income                               33,588             27,213
Interest expense                                        (8,282)           (15,790)
                                                    ----------         ----------
Income (loss) before
  taxes on income                                      (53,552)            49,855
Provision for taxes on income                                -              3,803
                                                    ----------         ----------
NET INCOME (LOSS)                                      (53,552)            46,052
Preferred stock dividends                               10,350             10,350
                                                    ----------         ----------
NET INCOME (LOSS) APPLICABLE
  TO COMMON SHAREHOLDERS                            $  (63,902)        $   35,702
                                                    ----------         ----------
NET INCOME (LOSS)
  PER COMMON SHARE - Primary                        $     (.78)        $      .44
                                                    ----------         ----------
                 - Fully diluted                    $     (.78)        $      .43
                                                    ----------         ----------
Shares used in per
share calculation - Primary                             81,878             82,048
                                                    ----------         ----------
                  - Fully diluted                       81,878             82,197
                                                    ----------         ----------
Long-term debt due
  after one year                                    $  131,307         $  126,431
  Total assets                                      $1,111,692         $1,122,415

                                                                                                             31