Form 10-K, Exhibit 13
period 1994-12-25
ADVANCED MICRO DEVICES INC
filed 1995-03-07
CIK 2488

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

Net sales of $2.1 billion in 1994 rose by approximately 30 percent from 1993. This increase was primarily attributable to substantial growth in Am486(R) microprocessor sales.

     1993 net sales increased by 9 percent from 1992, due to an increase in flash memory device sales and higher sales in most other product lines partially offset by a decline in Am386(R) microprocessor sales.

     Revenues of Am486 microprocessors have grown significantly since its introduction in the second quarter of 1993. While average selling prices of Am486 products have declined due to competitive pressures, unit shipments have grown significantly. As a result, a significant portion of the company's 1994 revenues, profits, and margins were attributable to Am486 products. Price declines are anticipated to continue in 1995. The company anticipates that microprocessor revenues will continue to represent a significant portion of the company's sales, profits, and margins in 1995.

     The future outlook for AMD's microprocessor business is highly dependent upon microprocessor market conditions, which are subject to price elasticity and changes in demand. The company anticipates that any growth in existing and future generation microprocessor products will depend on market demand and the company's ability to meet this demand.

     Sales of flash memory devices decreased in 1994 from 1993 primarily due to pricing pressures caused by increased competition, and secondarily due to the company's inability to increase production due to limited capacity. The company plans to meet projected long-term demand for flash memory devices through a manufacturing joint venture, Fujitsu AMD Semiconductor Limited (FASL), which is presently scheduled to begin volume production in the second half of 1995.

     EPROM sales increased in 1994 from 1993 mainly because of higher unit shipments in the first half of 1994. The company anticipates that EPROM sales may decline in 1995.

     Sales of programmable logic devices (PLDs) decreased slightly in 1994 from 1993. While sales of CMOS PLDs grew from 1993, this growth did not offset the decline in bipolar PLD sales.

     Revenues of communication products increased in 1994 from 1993. This increase was primarily attributable to growth in Ethernet products.

     International sales grew in 1994 in all geographic regions as compared to 1993. Sales to international customers were approximately 55 percent of total sales in 1994, 54 percent in 1993, and 55 percent in 1992.

     Gross margin was 54 percent in 1994 as compared to 52 percent in 1993, and 51 percent in 1992. The improvement in gross margin in 1994 was primarily attributable to increased sales from higher margin Am486 products. Gross margin is anticipated to decline in 1995, primarily due to pricing pressures particularly with respect to microprocessor products. Gross margin is also anticipated to decline due to products received from FASL, which are expected to be purchased at higher costs compared to similar products manufactured internally. The impact of gross margin declines, arising from purchases of products from FASL, may be partially offset by the company's share of income that may be generated by FASL, which is included in net income under the equity method of accounting.

     Research and development expense for 1994 increased to $280.0 million from $262.8 million in 1993 and $227.9 million in 1992. These increases were mainly due to higher spending in microprocessor development. The company anticipates that this trend will continue in 1995.

     Marketing, general, and administrative expense increased from 1992 through 1994. These increases were primarily due to increased legal expenses related to litigations with Intel (which were settled in January, 1995) and microprocessor advertising expenses.

     Operating expenses as a percentage of sales were on a downward trend from 1992 through 1994. However, operating expenses as a percentage of sales are anticipated to rise in 1995, primarily due to start-up costs and commencement of significant depreciation expenses related to Fab 25 and purchase of product from FASL, as well as pricing pressures, particularly with respect to microprocessor products.

     On January 11, 1995, the company and Intel Corporation reached an agreement to settle all previously outstanding legal disputes between the two companies. The major terms of the settlement are: (1) AMD will have a fully paid-up, nonexclusive, world-wide, royalty-free, perpetual license to copy and distribute the microcode and control code in the Intel287(TM), Intel386(TM) and Intel486(TM) microprocessor product families. (2) AMD agreed that it has no right to copy any other Intel microcode including the Pentium(TM) Processor, the P6 microcode and the 486 of ICE (in-circuit emulation) microcode. (3) The companies agreed to negotiate a new patent cross-license agreement to become effective January 1, 1996. (4) AMD agreed to pay Intel $58 million in settlement of claims for past damages related to AMD's distribution of Am486 microprocessors containing Intel's 486 ICE microcode. As ordered in a 1992 arbitration between the companies, Intel will pay AMD approximately $18 million in damages (which includes interest) awarded by the arbitrator for breach of contract and will not contest certain rights granted AMD in the arbitration. The company recorded both the ICE case damages and the arbitration award in 1994.
(5) Intel and AMD will drop all cases against each other, including appeals, currently


                                                ADVANCED MICRO DEVICES, INC.   7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

pending in the courts. (6) AMD will have the right to use foundries for Am486 products containing Intel microcode for up to 20 percent of annual total unit shipments of Am486 microprocessors. (7) AMD and its customers will receive a license for Intel's "Crawford `338" patent, covering memory management. (8) The two companies agreed not to initiate legal action against one another for any activity occurring prior to January 6, 1995.

     The company recorded a $58 million litigation settlement in 1994 as a result of the forgoing settlement. Also, during 1994, interest income and other, net, included a net charge of approximately $5 million resulting from the securities class action lawsuit and stockholders' derivative action settlements, and damages awarded to the company in the arbitration proceeding with Intel Corporation. Interest expense decreased in 1994 and 1993 as compared to 1992, mainly due to lower average outstanding debt and lower interest rates.

     The income tax rate increased to approximately 33 percent in 1994 from 28 percent in 1993 and 10 percent in 1992. The higher tax rate in 1994 was primarily due to reduced benefits from low taxed foreign income and available tax credit carryforwards. The company anticipates that the income tax rate will be approximately 34 percent in 1995.

     The company enters into foreign exchange forward contracts to buy and sell currencies as economic hedges of the company's foreign net monetary asset position. In 1994, these hedging transactions were denominated in lira, yen, French franc, deutsche mark, and pound sterling. The maturities of these contracts are generally short-term in nature. The company believes its foreign exchange contracts do not subject the company to risk from exchange rate movements because gains and losses on these contracts are designed to offset losses and gains on the net monetary asset position being hedged. Net foreign currency gains and losses have not been material. As of December 25, 1994, the company had approximately $33 million (notional amount) in foreign exchange forward contracts (see Notes 1, 2, and 3 to the Consolidated Financial Statements).

     In 1994, approximately 15 percent of the company's net sales were denominated in foreign currencies. The company does not have sales denominated in local currencies in those countries which have highly inflationary economies. The impact on the company's operating results from changes in foreign currency rates individually and in the aggregate has not been material.

     The company has engaged in interest rate swaps primarily to reduce its interest rate exposure by changing a portion of the company's interest rate exposure from a floating rate to a fixed rate basis. At the end of 1994, the net outstanding notional amount of interest rate swaps was $40 million, which will mature in 1997. Gains and losses related to these interest rate swaps have been immaterial (see Notes 1, 2, and 3 to the Consolidated Financial Statements).

     The company primarily addresses market risk by participating as an end-user in various derivative markets to manage its exposure to interest and foreign currency exchange rate fluctuations. The counterparties to the company's foreign exchange forward contracts, foreign currency options, and interest rate swaps consist of a number of major high credit quality international financial institutions. The company does not believe that there is significant risk of nonperformance by these counterparties because the company continually monitors the credit ratings of such counterparties and limits the financial exposure and the amount of agreements entered into with any one financial institution.

FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS AND FINANCIAL
CONDITION

The semiconductor industry is generally characterized by a highly competitive and rapidly changing environment in which operating results are often subject to the effects of new product introductions, manufacturing technology innovations, rapid fluctuations in product demand, and the ability to maintain and secure intellectual property rights. While the company attempts to identify and respond to these changes as soon as possible, the rapidity of their onset makes prediction of and reaction to such events an ongoing challenge.

     The company believes that its future results of operations and financial condition could be impacted by any of the following factors: market acceptance and timing of new products; continued market acceptance of personal computer industry standards applicable to the company's products; trends in the personal computer marketplace; capacity constraints; intense price competition; interruption in procuring needed manufacturing materials; and changes in domestic and international economic conditions.

     The company's microproccessor products, and more specifically the company's current generation of 486 microprocessors, have significantly contributed, and are expected to significantly contribute in 1995 to the company's revenues, margins and profits. The company's 486 microprocessors are re-engineered versions of 486 microprocessors originally developed by Intel, and contain and use, under license with Intel, its 486 microcode. The company's next generation superscalar RISC-based K86(TM) products are being designed to be Microsoft(R) Windows(R)-compatible and compete with Intel's post-486 generations of X86 microprocessors including the Pentium and the P6.

8   ADVANCED MICRO DEVICES, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The company's K86 products will not be re-engineered versions of microprocessors developed by Intel, and pursuant to the settlement agreement with Intel the company does not have the right to use Intel microcodes in AMD product generations following the 486. There can be no assurance that the company will be able to introduce its K86 products in a timely manner to meet competition, that these microprocessors will not face severe price competition, or that superior competitive products will not be introduced. There can be no assurance that the K86 products will achieve market acceptance or desired operating results, including but not limited to profitability. Any such failure could adversely affect the company's future operations.

     The company has entered into a number of licenses and cross-licenses relating to several of the company's products. As is common in the semiconductor industry, from time to time the company has been notified that it may be infringing other parties' patents or copyrights. While patent and copyright owners in such instances often express a willingness to resolve the dispute or grant a license, no assurance can be given that all necessary licenses will be honored or obtained on satisfactory terms, nor that the ultimate resolution of any material dispute concerning the company's present or future products will not have an adverse impact on the company's future results of operations or financial condition.

     Due to the factors noted above, the company's future operations, financial condition, and stock price may be subject to volatility. In addition, an actual or anticipated shortfall in revenue, gross margins, or earnings from securities analysts' expectations could have an immediate adverse effect on the trading price of the company's common stock in any given period.

FINANCIAL CONDITION

Cash, cash equivalents, and short-term investments decreased by $110.3 million from 1993 to 1994. This decrease was primarily attributable to investments in expanding manufacturing capacity both directly through additional property, plant, and equipment, and indirectly through the FASL joint venture. The company also paid $34 million in settlement of a securities class action. The company plans to continue to make significant capital investments in 1995.

     Working capital decreased by $115.1 million from $509.6 million in 1993 to $394.5 million in 1994. This decrease was primarily due to lower cash, cash equivalents, and short-term investments resulting from capital acquisitions, and secondarily due to a liability recorded for the Intel settlement. The payment of this litigation liability is expected to be made in the first half of 1995.

     In 1993, the company commenced construction of its 700,000 square-foot submicron semiconductor manufacturing complex in Austin, Texas. Known as Fab 25, the new facility is expected to cost approximately $1.3 billion when fully equipped. The first phase of construction and initial equipment installation is expected to cost approximately $700 million through 1995, of which approximately $400 million was incurred through 1994. Volume production is presently scheduled to begin in late 1995.

     The company and Fujitsu Limited are cooperating in building and operating an approximately $800 million wafer fabrication facility in Aizu-Wakamatsu, Japan, through their joint venture (FASL). Each company will contribute equally toward funding and supporting FASL. AMD is expected to contribute approximately half of its share of funding in cash and may be required to guarantee third-party loans made to FASL for the remaining half. However, to the extent debt cannot be secured by FASL, AMD is required to contribute its portion in cash. The company is also required under the terms of the joint venture to contribute approximately one-half of any additional amounts as may be necessary to sustain FASL's operations. At the end of 1994, the company's total cash investment in FASL was $142.3 million as compared to $3.2 million at the end of 1993. The company anticipates that this investment will increase to approximately $162 million by the end of 1995. Volume production is presently scheduled to commence in the second half of 1995.

     The joint venture costs are denominated in yen and therefore are subject to change due to fluctuations of foreign exchange rates. Therefore, the company enters into foreign currency options to hedge its firm commitments relating to the company's FASL investment. The maturities of these currency options are generally less than six months. As of December 25, 1994, the company held approximately $13 million (notional amount) in foreign currency options (see Notes 1, 2, and 3 to the Consolidated Financial Statements).

     As of the end of 1994, the company had the following financing arrangements: unsecured committed bank lines of credit of $250 million, unutilized; long-term secured equipment lease lines of $110 million, of which $107 million were utilized; and short-term, unsecured uncommitted bank credit in the amount of $128 million, of which $32 million was utilized. On January 5, 1995, the company obtained a $150 million four-year term loan from a consortium of eight commercial banks.

     The company's current capital plan and requirements are based on various product-mix, selling-price and unit-demand assumptions and are, therefore, subject to revision due to future market conditions.

                                                ADVANCED MICRO DEVICES, INC.   9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On May 25, 1994, the Securities and Exchange Commission declared effective the company's shelf registration statement covering up to $400 million of its securities, which may be either debt securities, preferred stock, depositary shares representing fractions of shares of preferred stock, common stock, warrants to purchase common stock, or any combination of the foregoing which the company may offer from time to time in the future. The nature and terms of the securities will be established at the time of their sale. The company may offer the securities through underwriters to be named in the future, through agents or otherwise. The net proceeds of any offering will be used for general corporate purposes, which may include the reduction of outstanding indebtedness, working capital increases and capital expenditures. To date, the company has not offered or sold any securities registered under the $400 million registration statement.

     On February 10, 1995, the company called for redemption of all outstanding shares of its $30.00 Convertible Exchangeable Preferred Stock (the "Preferred Shares") on March 13, 1995 (the "Redemption Date"); and pursuant to the provisions of a depositary agreement between the company and The First National Bank of Boston as Depositary, the Depositary called for redemption, on the Redemption Date, all of the outstanding Depositary Convertible Exchangeable Preferred Shares (the "Depositary Shares"), each representing one-tenth of a Preferred Share. The redemption price is $50.90 per Depositary Share, plus $.73 of accrued and unpaid dividends from December 15, 1994 to the Redemption Date.

     Each group of ten Depositary Shares, representing one whole share of Preferred Stock, is convertible, at the option of the holders, into 19.873 shares of common stock of the company at any time prior to 5:00 p.m. Eastern Standard Time on the Redemption Date. No accrued dividends will be paid in respect of any Depositary Shares which are converted. If fewer than all of the outstanding Depositary Shares are properly surrendered for conversion, the company has arranged for Donaldson, Lufkin & Jenrette Securities Corporation and Salomon Brothers Inc. to purchase directly from the company up to such whole number of shares of common stock as would have been issuable upon the conversion of any Depositary Shares not surrendered for conversion. The proceeds from any such sale will be used by the company to redeem the Depositary Shares which are not surrendered for conversion.

     The company believes that cash flows from operations and current cash balances, together with current and anticipated available long-term financing, will be sufficient to fund operations, capital investments, and research and development projects currently planned for the foreseeable future.

Am386 and Am486 are registered trademarks of Advanced Micro Devices, Inc.

K86 is a trademark of Advanced Micro Devices, Inc.

10   ADVANCED MICRO DEVICES, INC.

CONSOLIDATED STATEMENTS OF INCOME

- - ---------------------------------------------------------------------------------------------------------------
Three years ended December 25, 1994
(Thousands except per share amounts)                                    1994            1993            1992
                                                                    -------------------------------------------
NET SALES                                                           $ 2,134,659     $ 1,648,280     $ 1,514,489
                                                                    -----------     -----------     -----------
Expenses:
    Cost of sales                                                       982,306         789,564         746,486
    Research and development                                            279,984         262,802         227,860
    Marketing, general, and administrative                              359,230         290,861         270,198
                                                                    -----------     -----------     -----------
                                                                      1,621,520       1,343,227       1,244,544
                                                                    -----------     -----------     -----------
Operating income                                                        513,139         305,053         269,945
Litigation settlement                                                   (58,000)              -               -
Interest income and other, net                                           16,259          16,490          18,913
Interest expense                                                         (1,844)         (2,910)        (17,227)
                                                                    -----------     -----------     -----------
Income before income taxes and equity in joint venture                  469,554         318,633         271,631
Provision for income taxes                                              153,703          89,218          26,620
                                                                    -----------     -----------     -----------
Income before equity in joint venture                                   315,851         229,415         245,011
Equity in net income (loss) of joint venture                            (10,585)           (634)              -
                                                                    -----------     -----------     -----------
NET INCOME                                                              305,266         228,781         245,011
Preferred stock dividends                                                10,350          10,350          10,350
                                                                    -----------     -----------     -----------
NET INCOME APPLICABLE TO COMMON STOCKHOLDERS                        $   294,916     $   218,431     $   234,661
                                                                    ===========     ===========     ===========
NET INCOME PER COMMON SHARE:
    Primary                                                         $      3.02     $      2.30     $      2.57
                                                                    ===========     ===========     ===========
    Fully diluted                                                   $      2.92     $      2.24     $      2.49
                                                                    ===========     ===========     ===========
Shares used in per share calculation:
    Primary                                                              97,510          95,108          91,383
    Fully diluted                                                       104,570         102,063          98,475
- - ---------------------------------------------------------------------------------------------------------------

See accompanying notes


                                               ADVANCED MICRO DEVICES, INC.   11

CONSOLIDATED BALANCE SHEETS

- - ---------------------------------------------------------------------------------------------------------------------------
December 25, 1994, and December 26, 1993
(Thousands except share and per share amounts)
                                                                                                    1994             1993
                                                                                               ----------------------------
ASSETS
Current assets:
    Cash and cash equivalents                                                                  $   121,343      $    60,423
    Short-term investments                                                                         256,511          427,775
                                                                                               -----------      -----------
      Total cash, cash equivalents, and short-term investments                                     377,854          488,198
    Accounts receivable, net of allowance for doubtful accounts
      of $10,319 in 1994 and $7,492 in 1993                                                        337,107          263,617
    Inventories:
      Raw materials                                                                                 21,604           15,371
      Work-in-process                                                                               72,632           56,504
      Finished goods                                                                                34,454           32,175
                                                                                               -----------      -----------
          Total inventories                                                                        128,690          104,050
    Deferred income taxes                                                                           98,675           77,922
    Prepaid expenses and other current assets                                                       44,293           30,399
                                                                                               -----------      -----------
      Total current assets                                                                         986,619          964,186
Property, plant, and equipment:
    Land                                                                                            28,820           26,272
    Buildings and leasehold improvements                                                           500,530          444,299
    Equipment                                                                                    1,442,787        1,335,251
    Construction in progress                                                                       492,792          192,541
                                                                                               -----------      -----------
      Total property, plant, and equipment                                                       2,464,929        1,998,363
    Accumulated depreciation and amortization                                                   (1,200,718)      (1,094,037)
                                                                                               -----------      -----------
      Property, plant, and equipment, net                                                        1,264,211          904,326
Investment in joint venture                                                                        124,588            2,086
Other assets                                                                                        70,284           58,633
                                                                                               -----------      -----------
                                                                                               $ 2,445,702      $ 1,929,231
                                                                                               ===========      ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Notes payable to banks                                                                     $    32,459      $    30,994
    Accounts payable                                                                               149,122          127,151
    Accrued compensation and benefits                                                              104,526           81,860
    Accrued liabilities                                                                             82,570           83,982
    Litigation settlement                                                                           58,000                -
    Income tax payable                                                                              53,795           34,991
    Deferred income on shipments to distributors                                                    83,800           74,436
    Current portion of long-term debt and capital lease obligations                                 27,895           21,205
                                                                                               -----------      -----------
      Total current liabilities                                                                    592,167          454,619
Deferred income taxes                                                                               42,518           42,837
Long-term debt and capital lease obligations, less current portion                                  75,752           79,504
Commitments and contingencies                                                                            -                -

Stockholders' equity:
    Capital stock:
      Serial preferred stock, par value $.10; 1,000,000 shares authorized; 345,000 shares issued and 344,862 shares outstanding in 1994, and 345,000 shares issued and
          outstanding in 1993 ($172,431 aggregate liquidation preference in 1994)                       34               35
      Common stock, par value $.01; 250,000,000 shares authorized; 95,417,383
          shares issued and outstanding in 1994, and 92,443,911 in 1993                                956              926
    Capital in excess of par value                                                                 698,673          619,733
    Retained earnings                                                                            1,035,602          731,577
                                                                                               -----------      -----------
      Total stockholders' equity                                                                 1,735,265        1,352,271
                                                                                               -----------      -----------
                                                                                               $ 2,445,702      $ 1,929,231
                                                                                               ===========      ===========
- - ---------------------------------------------------------------------------------------------------------------------------

See accompanying notes


12   ADVANCED MICRO DEVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

- - ---------------------------------------------------------------------------------------------------------------------------
Three years ended December 25, 1994
(Thousands)                                                                               1994          1993         1992
                                                                                       ------------------------------------
Cash flows from operating activities:
  Net income                                                                           $ 305,266     $ 228,781    $ 245,011
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization                                                        215,984       175,275      152,313
    Litigation settlement                                                                 58,000             -            -
    Net (gain) loss on sale of property, plant, and equipment                                276        (2,943)       1,325
    Write-down of property, plant, and equipment                                           2,230           366          222
    Gain realized on available-for-sale securities                                             -             -      (10,689)
    Compensation recognized under employee stock plans                                     1,971         1,313        3,039
    Undistributed loss of joint venture                                                   10,585           634            -
    Changes in operating assets and liabilities:
      Net increase in receivables, inventories, prepaid
       expenses, and other assets                                                       (114,566)      (57,269)      (2,471)
      Net increase in deferred income taxes                                              (21,072)      (27,021)     (19,109)
      Increase in income tax payable                                                      61,910        70,502       13,386
      Net increase in payables and accrued liabilities                                    52,589        69,750       16,212
                                                                                       ---------     ---------    ---------
Net cash provided by operating activities                                                573,173       459,388      399,239
                                                                                       ---------     ---------    ---------
Cash flows from investing activities:
  Purchase of property, plant, and equipment                                            (548,742)     (323,669)    (222,064)
  Proceeds from sale of property, plant, and equipment                                     2,058         4,648        1,261
  Proceeds from available-for-sale securities                                                  -             -       21,263
  Purchase of held-to-maturity debt securities                                        (1,245,167)     (715,487)    (594,801)
  Proceeds from sale of held-to-maturity debt securities                               1,416,431       566,773      432,590
  Investment in joint venture                                                           (139,175)       (3,160)           -
                                                                                       ---------     ---------    ---------
Net cash used in investing activities                                                   (514,595)     (470,895)    (361,751)
                                                                                       ---------     ---------    ---------
Cash flows from financing activities:
  Proceeds from borrowings                                                                42,025        10,238        8,898
  Principal payments on borrowings                                                       (68,898)      (22,386)    (153,094)
  Proceeds from issuance of stock                                                         39,565        42,401       15,145
  Payments of preferred stock dividends                                                  (10,350)      (10,350)     (10,350)
                                                                                       ---------     ---------    ---------
Net cash provided by (used in) financing activities                                        2,342        19,903     (139,401)
                                                                                       ---------     ---------    ---------
Net increase (decrease) in cash and cash equivalents                                      60,920         8,396     (101,913)
Cash and cash equivalents at beginning of year                                            60,423        52,027      153,940
                                                                                       ---------     ---------    ---------
Cash and cash equivalents at end of year                                               $ 121,343     $  60,423    $  52,027
                                                                                       =========     =========    =========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest (net of amounts capitalized)                                              $     977     $   2,123    $  15,136
                                                                                       =========     =========    =========
    Income taxes                                                                       $ 111,704     $  44,433    $  32,149
                                                                                       =========     =========    =========
  Non-cash financing activities:
    Equipment capital leases                                                           $  34,202     $  64,512    $       -
                                                                                       =========     =========    =========
- - ---------------------------------------------------------------------------------------------------------------------------

See accompanying notes


                                               ADVANCED MICRO DEVICES, INC.   13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 25, 1994, December 26, 1993, and December 27, 1992

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal year. Advanced Micro Devices' fiscal year ends on the last Sunday in December, which resulted in a 52-week year ended December 25, 1994. This compares with a 52-week fiscal year for 1993 and 1992, which ended on December 26 and 27, respectively.

Principles of consolidation. The consolidated financial statements include the accounts of Advanced Micro Devices, Inc. and its subsidiaries. Upon consolidation, all significant intercompany accounts and transactions are eliminated.

Foreign currency translation. The U.S. dollar is the functional currency for the company's wholly-owned foreign subsidiaries. Translation adjustments, resulting from the process of translating foreign currency financial statements into U.S. dollars, are included in operations. The functional currency of the company's unconsolidated joint venture is the Japanese yen. Translation adjustments relating to the translation of these statements have not been material, and therefore, are not included as a separate component of stockholders' equity.

Cash equivalents. Cash equivalents consist of financial instruments which are readily convertible to cash and have original maturities of three months or less at the time of acquisition.

Investments. Effective December 27, 1993, the company adopted the Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Instruments in Debt and Equity Securities." Accordingly, the company has classified its marketable debt and equity securities into held-to-maturity and available-for-sale categories. Securities classified as held-to-maturity are reported at amortized cost and available-for-sale securities are reported at fair market value with unrealized gains and losses included in retained earnings. Realized gains and losses and declines in value of securities judged to be other-than-temporary are included in interest income and other, net. Interest and dividends on all securities are included in interest income and other, net.

     Investments with maturities between three and twelve months are considered short-term investments. Short-term investments consist of debt securities such as commercial paper, time deposits, certificates of deposit, bankers' acceptances, and marketable direct obligations of the United States Treasury.

Foreign exchange forward contracts. Foreign exchange forward contracts are used to hedge the company's net monetary asset positions in its foreign subsidiaries. Realized gains and losses from these hedges are included in operations. Premiums and discounts, if any, are amortized over the life of the contract and included in operations.

Foreign currency options. Foreign currency options are used to hedge firm commitments with respect to the company's joint venture investment (FASL). Realized gains and losses from these hedges are deferred and included in other assets or other liabilities, respectively. They are recognized in operations in the same period as the hedged transactions. Premiums and discounts, if any, are amortized over the life of the contract and included in operations.

Interest rate swaps. The company enters into interest rate swaps primarily to reduce its interest rate exposure by changing a portion of the company's interest rate exposure from a floating rate to a fixed rate basis.

     The differential between fixed and floating rates to be paid or received is accrued and recognized as an adjustment to interest expense. Accordingly, the related amount payable to or receivable from counterparties is included in other current assets or accrued liabilities.

     Additional disclosures regarding financial instruments, including SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," are included in Notes 2 and 3 to the Consolidated Financial Statements.

Inventories. Inventories are stated principally at standard cost adjusted to approximate the lower of cost (first-in, first-out method) or market (net realizable value).

Property, plant, and equipment. Property, plant, and equipment is stated at cost. Depreciation and amortization are provided principally on the straight-line method for financial reporting purposes and on accelerated methods for tax purposes.

Investment in joint venture. In 1993, the company and Fujitsu Limited established a joint venture, Fujitsu AMD Semiconductor Limited (FASL). AMD's share of FASL is 49.95 percent and the investment is being accounted for under the equity method. In 1994, the amount invested in FASL was $139.2 million, and the company's share of net loss during 1994 was $10.6 million, offset by income tax savings of approximately $5.7 million.

     Pursuant to a cross-equity provision between AMD and Fujitsu Limited, the company purchased $12.7 million of Fujitsu Limited shares, with certain resale restrictions. Under the same provision, Fujitsu Limited has purchased 2 million shares of AMD common stock, and is required to purchase an additional 2.5 million shares over the next several years, for a total investment not to exceed $100 million.

14   ADVANCED MICRO DEVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Financial presentation. Certain prior year amounts on the Consolidated Financial Statements have been reclassified to conform to the 1994 presentation.

- - --------------------------------------------------------------------------------

2. FINANCIAL INSTRUMENTS

Financial instruments with off-balance-sheet risk.
As part of the company's asset and liability management, the company enters into various types of transactions that involve financial instruments with off-balance-sheet risk. These instruments are entered into in order to manage financial market risk, including interest rate and foreign exchange risk. The notional values, carrying amounts and fair values are tabled below.

Foreign exchange forward contracts. The company enters into foreign exchange forward contracts to buy and sell currencies as economic hedges of its net monetary asset positions in its foreign subsidiaries. The hedging transactions in 1994 were denominated in lira, yen, French franc, deutsche mark, and pound sterling. The maturities of these contracts are generally less than six months.

Foreign currency options. The joint venture (FASL) investments are denominated in yen, and therefore, are subject to exposure due to fluctuations in yen exchange rate. Thus, the company hedges its exposures on certain firm commitments relating to the FASL investment with foreign currency options denominated in yen. The maturities of these options are generally less than six months.

Interest rate swaps. The company engaged in interest rate swaps primarily to reduce its interest rate exposure on its building lease obligations. These interest rate swaps generally involve the payment of a fixed interest rate based on three to five year swap rates and the receipt of a floating interest rate based on six months LIBOR without exchanges of the underlying notional amounts. These interest rate swaps will mature in 1997.

Fair value of financial instruments with off-balance-sheet risk.
The estimates of fair value were obtained using prevailing financial market information as of December 25, 1994. In certain instances where judgment is required in estimating fair value, price quotes were obtained from certain of the company's counterparty financial institutions.

- - --------------------------------------------------------------------------------

- - ---------------------------------------------------------------------------------------------------
                                      1994                                     1993
- - ---------------------------------------------------------------------------------------------------
                       Notional     Carrying      Fair         Notional      Carrying       Fair
(Thousands)             amount       amount       value         amount        amount        value
- - ---------------------------------------------------------------------------------------------------
Interest rate
  instruments:

  Swaps                $40,000       $(518)        $228        $40,000       $(1,122)      $(3,384)

Foreign
  exchange
  instruments:

  Foreign
    exchange
    forward
    contracts           32,651         536          536         37,341            22            22
  Foreign
    currency
    options             12,662           -         (200)             -             -             -
- - ---------------------------------------------------------------------------------------------------

Fair value of other financial instruments.
The carrying value of short-term debt approximates fair value due to its short-term maturity. The fair value for long-term debt was estimated using discounted cash flow analysis based on estimated interest rates for similar types of borrowing arrangements.

                                               ADVANCED MICRO DEVICES, INC.   15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The carrying amounts and estimated fair values of the company's other financial instruments are as follows:

- - --------------------------------------------------------------------------------
                                     1994                         1993
- - --------------------------------------------------------------------------------
                           Carrying        Fair         Carrying        Fair
(Thousands)                 amount         value         amount        value
- - --------------------------------------------------------------------------------
Short-term debt:
   Notes payable           $(32,459)     $(32,459)     $(30,994)     $(30,994)
Long-term debt              (20,810)      (20,132)      (23,494)      (24,321)
- - --------------------------------------------------------------------------------

Securities held-to-maturity and available-for-sale.
The following is a summary of held-to-maturity securities as of December
25, 1994.

- - --------------------------------------------------------------------------------
(Thousands)                                                              Cost
                                                                       --------
Certificates of deposit                                                $  4,997
Security repurchase agreements                                           50,800
Commercial paper                                                         24,760
Money market preferred stock                                             36,700
Other debt securities                                                     1,672
                                                                       --------
Cash equivalents                                                        118,929
Cash                                                                      2,414
                                                                       --------
     Total cash and cash equivalents                                   $121,343
                                                                       ========
Certificates of deposit                                                $ 95,342
Corporate notes                                                         101,850
Treasury notes                                                           44,877
Commercial paper                                                         14,442
                                                                       --------
     Total short-term investments                                      $256,511
                                                                       ========
- - --------------------------------------------------------------------------------

Since held-to-maturity securities are short-term in nature, changes in market interest rates would not have a significant impact on fair value of these securities. These securities are carried at amortized cost which approximates fair value.

     As of December 25, 1994, included in other assets, the company held $9.4 million of available-for-sale equity securities with fair value of $18.5 million. The net unrealized holding gain of $9.1 million on these equity securities is included in retained earnings since it is immaterial.

     As of December 25, 1994, the company did not own any securities classified as trading.

3. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the company to concentrations of credit risk consist primarily of cash equivalents, short-term investments, trade receivables and financial instruments used in hedging activities.

     The company places its cash equivalents and short-term investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure with any one financial institution. Investments in time deposits and certificates of deposit are acquired from banks having combined capital, surplus, and undistributed profits of not less than $200 million. Investments in commercial paper of industrial firms and financial institutions are rated A1, P1 or better.

     Concentrations of credit risk with respect to trade receivables are limited because a large number of geographically diverse customers make up the company's customer base, thus spreading the trade credit risk. The company controls credit risk through credit approvals, credit limits and monitoring procedures. The company performs in depth credit evaluations for all new customers and requires letters of credit, bank guarantees and advance payments, if deemed necessary. Bad debt expenses have not been material.

     The counterparties to the agreements relating to the company's foreign exchange and interest rate instruments consist of a number of major high credit quality international financial institutions. The company does not believe that there is significant risk of nonperformance by these counterparties because the company continually monitors the credit ratings of such counterparties, and limits the financial exposure and the amount of agreements entered into with any one financial institution. While the notional amounts of financial instruments are often used to express the volume of these transactions, the potential accounting loss on these transactions if all counterparties failed to perform is limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the obligations of the company to the counterparties.

16   ADVANCED MICRO DEVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. STOCKHOLDERS' EQUITY

The following is a summary of the changes in the components of consolidated stockholders' equity for the three years ended December 25, 1994.

- - ------------------------------------------------------------------------------------------------------------------------------------

                                            Preferred Stock           Common Stock
                                           ------------------------------------------
                                           Number                 Number                  Capital in                      Total
                                             of                     of                    Excess of      Retained      Stockholders'
(Thousands)                                Shares     Amount      Shares       Amount     Par Value      Earnings         Equity
                                           -----------------------------------------------------------------------------------------
DECEMBER 29, 1991                           345        $35        84,031       $842       $503,994       $278,485       $  783,356
Issuance of shares:
  Employee stock plans                        -          -         4,195         43         15,102              -           15,145
Compensation recognized under
  employee stock plans                        -          -             -          -          3,039              -            3,039
Income tax benefits realized from
  employee stock option exercises             -          -             -          -         10,539              -           10,539
Preferred stock dividends                     -          -             -          -              -        (10,350)         (10,350)
Net income                                    -          -             -          -              -        245,011          245,011
                                           ----       ----       -------      -----      ---------     ----------      -----------
DECEMBER 27, 1992                           345         35        88,226        885        532,674        513,146        1,046,740
Issuance of shares:
  Employee stock plans                        -          -         3,218         31         19,408              -           19,439
  Fujitsu Limited                             -          -         1,000         10         22,952              -           22,962
Compensation recognized under
  employee stock plans                        -          -             -          -          1,313              -            1,313
Income tax benefits realized from
  employee stock option exercises             -          -             -          -         43,386              -           43,386
Preferred stock dividends                     -          -             -          -              -        (10,350)         (10,350)
Net income                                    -          -             -          -              -        228,781          228,781
                                           ----       ----       -------      -----      ---------     ----------      -----------
DECEMBER 26, 1993                           345         35        92,444        926        619,733        731,577        1,352,271
Issuance of shares:
  Employee stock plans                        -          -         1,970         19         16,911              -           16,930
  Fujitsu Limited                             -          -         1,000         10         22,625              -           22,635
Compensation recognized under
  employee stock plans                        -          -             -          -          1,971              -            1,971
Conversion of preferred stock to
  common stock                                -         (1)            3          1              -              -                -
Income tax benefits realized from
  employee stock option exercises             -          -             -          -         37,433              -           37,433
Preferred stock dividends                     -          -             -          -              -        (10,350)         (10,350)
Net income                                    -          -             -          -              -        305,266          305,266
Unrealized gain from available-for-
  sale investments                            -          -             -          -              -          9,109            9,109
                                           ----       ----       -------      -----      ---------     ----------      -----------
DECEMBER 25, 1994                           345        $34        95,417       $956       $698,673     $1,035,602       $1,735,265
                                           ====       ====       =======      =====      =========     ==========      ===========
- - ------------------------------------------------------------------------------------------------------------------------------------


5. SERIAL PREFERRED STOCK

In March 1987, the company sold 345,000 shares of Convertible Exchangeable Preferred Stock, $.10 par value. Dividends at an annual rate of $30 per share (6 percent) on the preferred stock are cumulative from the date of original issue and are payable quarterly in arrears, when and as declared by the company's Board of Directors. Voluntary and involuntary liquidation value of each preferred share is approximately $500 plus unpaid dividends. The preferred stock is convertible at any time at the option of the holder into common stock at the initial conversion rate of 19.873 common shares for each pre-

                                               ADVANCED MICRO DEVICES, INC.   17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ferred share. The preferred stock is exchangeable at the option of the company, in whole but not in part, on any dividend payment date commencing March 15, 1989, for 6 percent Convertible Subordinated Debentures due 2012 at the rate of $500 principal amount of debentures for each preferred share. If exchanged, commencing the first March 15 following the date of initial issuance of the debentures, the company is required to make annual payments into a sinking fund to provide for the redemption of the debentures.

     The preferred stock is redeemable for cash at any time at the option of the company, in whole or in part, at prices declining to approximately $500 per share at March 15, 1997, plus unpaid dividends. Holders of preferred stock are entitled to limited voting rights under certain conditions.

     The preferred stock is held by a depositary and 3,450,000 depositary shares, which are listed on the New York Stock Exchange, have been issued and 3,448,620 shares were outstanding as of December 25, 1994. Each depositary share represents one-tenth of a preferred share, with the holder entitled, proportionately, to all the rights and preferences of the underlying preferred stock.

     On February 10, 1995, the company called for redemption of all outstanding shares of its preferred stock on March 13, 1995. The redemption price is $50.90 per depositary share, plus $.73 of accrued and unpaid dividends from December 15, 1994 to the redemption date. Each group of ten depositary shares, representing one whole share of preferred stock, is convertible into 19.873 shares of the company's common stock at any time prior to the redemption date. If fewer than all of the outstanding depositary shares are surrendered for conversion, the company has arranged for certain institutions to purchase directly from the company the whole number of shares of common stock as would have been issuable upon the conversion of any depositary shares not surrendered for conversion. The proceeds from any such sale will be used by the company to redeem the depositary shares which are not surrendered for conversion.

6. STOCKHOLDER RIGHTS PLAN

In February 1990, the company adopted a stockholder rights plan. In accordance with this plan, the company declared a dividend distribution of preferred stock purchase rights at the rate of one right for each share of common stock held as of the close of business on February 20, 1990.

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

     At a meeting on February 16, 1995, the Board of Directors of the company authorized and directed a committee of its members to cause the company to redeem the preferred stock purchase rights under the Stockholders Rights Plan at a time to be determined by the committee, subject to the right of the committee to request that the Board reconsider its action should a change in circumstances occur. No decision concerning the date of the planned redemption has been announced.

7. INCOME TAXES

Provision for income taxes consists of:

- - --------------------------------------------------------------------------------
                                             1994           1993         1992
                                           SFAS 109       SFAS 109      SFAS 96
(Thousands)                                 Method         Method       Method
                                           -------------------------------------
Current:
  U.S. Federal                             $154,425       $83,598       $48,161
  U.S. State and Local                       13,001         3,640         7,835
  Foreign National and Local                  7,350         2,332         1,863
Deferred:
  U.S. Federal                              (18,239)       (1,947)      (31,239)
  U.S. State and Local                       (2,820)        1,798             -
  Foreign National and Local                    (14)         (203)            -
                                           --------       -------       -------
Provision for income taxes                 $153,703       $89,218       $26,620
                                           ========       =======       =======
- - --------------------------------------------------------------------------------

Tax benefits resulting from the exercise of nonqualified stock options and the disqualifying disposition of shares acquired under the company's incentive stock option and stock purchase plans reduced taxes currently payable as shown above by $37.4 million, $43.4 million, and $10.5 million in 1994, 1993, and 1992, respectively. Such benefits were credited to capital in excess of par value when realized.

18   ADVANCED MICRO DEVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under SFAS No. 109, deferred income taxes reflect the net tax effects of tax carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax assets and liabilities as of December 25, 1994, December 26, 1993, and December 28, 1992 as restated under SFAS No. 109, are as follows:

- - -------------------------------------------------------------------------------------------------
(Thousands)                                                1994            1993            1992
                                                         --------        --------        --------
Deferred tax assets:
  Deferred distributor income                             $31,396         $31,349         $22,402
  Inventory reserves                                       18,809          14,935          16,690
  Accrued expenses not currently deductible                39,467          21,799          33,995
  Federal tax credit carryovers                             2,873          30,888          52,208
  Other                                                    39,081          27,569          31,600
                                                         --------        --------        --------
    Total deferred tax assets                             131,626         126,540         156,895
  Less: valuation allowance                                     -         (26,415)        (47,427)
                                                         --------        --------        --------
    Net deferred tax assets                               131,626         100,125         109,468
                                                         --------        --------        --------
Deferred tax liabilities:
  Depreciation                                            (59,614)        (44,886)        (43,742)
  Other                                                   (15,855)        (20,154)        (30,993)
                                                         --------        --------        --------
    Total deferred tax liabilities                        (75,469)        (65,040)        (74,735)
                                                         --------        --------        --------
Net deferred tax assets                                   $56,157         $35,085         $34,733
                                                         ========        ========        ========
- - -------------------------------------------------------------------------------------------------

The 1993 and 1992 valuation allowances for deferred tax assets, attributable to stock option deductions, were credited to equity upon realization in 1994 and 1993.

     Under SFAS No. 96, the components of the deferred taxes for 1992 consisted of:

- - -----------------------------------------------------------------------
(Thousands)                                                      1992
                                                               --------
Deferred distributor income                                    $(22,402)
Inventory reserves                                              (16,690)
Accrued expenses not currently deductible                       (31,686)
Depreciation                                                     41,502
Other                                                            (1,963)
                                                               --------
                                                               $(31,239)
                                                               ========
- - -----------------------------------------------------------------------

Pretax income from foreign operations was $45.7 million in 1994, $40.0 million in 1993, and $32.0 million in 1992.

     The following is a reconciliation between statutory federal income taxes and the total provision for income taxes.

- - ------------------------------------------------------------------------------------------------------------------------------
                                                             1994                      1993                      1992
                                                        SFAS 109 Method           SFAS 109 Method           SFAS 96 Method
                                                    --------------------------------------------------------------------------
(Thousands except percent)                             Tax          Rate          Tax         Rate          Tax          Rate
                                                    --------------------------------------------------------------------------
Statutory federal income tax provision              $164,344       35.0%       $111,522       35.0%       $92,355        34.0%
Operating losses utilized                                  -          -               -          -        (46,534)      (17.1)
State taxes net of federal benefit                     6,601        1.4           3,535        1.1          5,228         1.9
Tax exempt foreign sales corporation income           (8,955)      (1.9)         (7,236)      (2.3)        (6,175)       (2.3)
Tax credits utilized                                       -          -          (5,004)      (1.5)       (12,306)       (4.5)
Foreign income at other than U.S. rates               (9,633)      (2.1)        (10,398)      (3.3)        (5,948)       (2.2)
Other                                                  1,346        0.3          (3,201)      (1.0)             -           -
                                                    --------       ----        --------       ----        -------       -----
                                                    $153,703       32.7%       $ 89,218       28.0%       $26,620         9.8%
                                                    ========       ====        ========       ====        =======       =====
- - ------------------------------------------------------------------------------------------------------------------------------

                                               ADVANCED MICRO DEVICES, INC.   19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

No provision has been made for income taxes on approximately $231.5 million of cumulative undistributed earnings of certain foreign subsidiaries because it is the company's intention to permanently invest such earnings. If such earnings were distributed, additional taxes of $81.0 million would accrue.

     The company's Far East assembly and test plants in Singapore and Thailand are operated under various tax holidays which expire in whole or in part during 1996 and 1998. Possible extensions of the holiday period, as well as other tax incentives, are anticipated to result in minimal tax liabilities in these countries through 1998. The net impact of these tax holidays was an increase of net income of approximately $5.2 million ($.05 per share) in 1994.

8. DEBT

The company has certain debt agreements that contain provisions regarding restrictions on cash dividends, maintenance of specified working capital and net worth levels, and specific financial ratio requirements. At December 25, 1994, the company was in compliance with all restrictive covenants of such debt agreements and all retained earnings were restricted as to payments of cash dividends on common stock.

     Significant elements of uncommitted, unsecured revolving lines of credit are:

- - -------------------------------------------------------------------------------------------------------------
(Thousands except percent)                                                 1994          1993          1992
                                                                         ------------------------------------
Total lines of credit                                                    $378,182      $188,200      $100,946
Portion of lines of credit available to foreign subsidiaries              128,182        83,200       100,946
Amounts outstanding at year-end:
  Short-term                                                               32,459        30,994        40,659
Short-term borrowings:
  Average daily borrowings                                                 33,449        35,783        45,381
  Maximum amount outstanding at any month-end                              35,384        38,009        52,026
  Weighted monthly average interest rate                                     4.32%         5.81%         7.84%
  Average interest rate on amounts outstanding at year-end                   4.42%         4.54%         6.94%
- - -------------------------------------------------------------------------------------------------------------

Interest on foreign and short-term domestic borrowings is negotiated at the time of the borrowing.

     On January 5, 1995, the company obtained a $150 million single term four-year loan with a consortium of eight commercial banks. The loan has a variable interest rate starting at 8.06 percent and requires quarterly interest payments with the principal to be paid at the end of the term in 1998.

     Information with respect to the company's long-term debt and capital lease obligations at year-end is:

- - ------------------------------------------------------------------------------------------------------
(Thousands)                                                                       1994           1993
                                                                                ----------------------
6.88% promissory notes with principal and interest payable
  annually through January 2000, secured by a partnership interest               $11,946       $12,920
9.88% mortgage with principal and interest payable in monthly
  installments through April 2007                                                  2,382         2,577
Obligations under capital leases                                                  82,714        76,392
Obligations secured by equipment                                                   6,482         7,997
Other                                                                                123           823
                                                                                --------      --------
                                                                                 103,647       100,709
Less: current portion                                                            (27,895)      (21,205)
                                                                                --------      --------
Long-term debt and capital lease obligations, less current portion               $75,752       $79,504
                                                                                ========      ========
- - ------------------------------------------------------------------------------------------------------

20   ADVANCED MICRO DEVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For each of the next five years and beyond, long-term debt and capital lease obligations are:

- - -------------------------------------------------------------------
                                           Long-term
                                              Debt          Capital
(Thousands)                             (Principal only)    Leases
                                        ---------------------------
1995                                         $ 3,396        $27,600
1996                                           3,646         21,727
1997                                           3,802         21,015
1998                                           4,033         15,447
1999                                           2,326          2,177
Beyond 1999                                    3,730              -
                                            --------       --------
Total                                         20,933         87,966
Less: Amount representing interest                 -          5,252
                                            --------       --------
Total at present value                       $20,933        $82,714
                                            ========       ========
- - -------------------------------------------------------------------

Obligations under the lease agreements are collateralized by the assets leased. Total assets under lease were approximately $131.3 million and $97.7 million at December 25, 1994 and December 26, 1993, respectively. Accumulated amortization of these leased assets was approximately $60.2 million and $27.1 million at December 25, 1994 and December 26, 1993, respectively.

9. INTEREST INCOME AND OTHER, NET

- - --------------------------------------------------------------------
(Thousands)                          1994         1993         1992
                                   -------      -------      -------
Interest income                    $22,456      $15,990      $16,571
Other income (loss)                 (6,197)         500        2,342
                                   -------      -------      -------
                                   $16,259      $16,490      $18,913
                                   =======      =======      =======
- - --------------------------------------------------------------------

In 1994, other income (loss) consisted of primarily the net $33 million settlement cost related to the class action lawsuits and stockholder's derivative action offset by an $18 million gain resulting from an award of damages in the arbitration proceedings with Intel Corporation. Also included in other income (loss) for all years presented is the net gain (loss) on the sale of assets.

10. INTEREST EXPENSE

- - ----------------------------------------------------------------------------
(Thousands)                               1994          1993           1992
                                        ------------------------------------
Interest expense                        $10,138        $9,994        $23,253
Interest capitalized                     (8,294)       (7,084)        (6,026)
                                        -------        ------        -------
                                        $ 1,844        $2,910        $17,227
                                        =======        ======        =======
- - ----------------------------------------------------------------------------

11. FOREIGN AND DOMESTIC OPERATIONS

The company is currently engaged in a single line of business: The design, development, manufacture, and sale of complex monolithic integrated circuits for use by manufacturers of a broad range of electronic equipment and systems.

     Operations outside the United States include both manufacturing and sales. Manufacturing subsidiaries are located in Malaysia, Singapore, Thailand, and the United Kingdom. Sales subsidiaries are in Europe and Asia.

     The following is a summary of operations by entities within geographic areas for the three years ended December 25, 1994:

- - ----------------------------------------------------------------------------------------------------
(Thousands)                                   1994                  1993                    1992
                                           ---------------------------------------------------------
Sales to unaffiliated
 customers:
  United States                            $1,524,050             $1,174,410              $1,106,245
  Europe                                      483,632                343,600                 279,430
  Asia                                        126,977                130,270                 128,814
                                           ----------             ----------              ----------
                                           $2,134,659             $1,648,280              $1,514,489
                                           ==========             ==========              ==========
Transfers between
 geographic areas
 (eliminated in
 consolidation):
  United States                            $  563,303             $  444,378              $  360,844
  Asia                                        323,050                277,496                 300,773
                                           ----------             ----------              ----------
                                           $  886,353             $  721,874              $  661,617
                                           ==========             ==========              ==========
Operating income:
  United States                            $  467,131             $  265,676              $  235,802
  Europe                                       15,860                  8,376                   5,165
  Asia                                         30,148                 31,001                  28,940
  Eliminations                                      -                      -                      38
                                           ----------             ----------              ----------
                                           $  513,139             $  305,053              $  269,945
                                           ==========             ==========              ==========
Identifiable assets:
  United States                            $2,090,080             $1,647,477              $1,193,543
  Europe                                      122,316                 90,582                  71,510
  Asia                                        394,474                362,108                 311,481
  Eliminations                               (161,168)              (170,936)               (128,439)
                                           ----------             ----------              ----------
                                           $2,445,702             $1,929,231              $1,448,095
                                           ==========             ==========              ==========
U.S. export sales:
  Asia                                     $  436,120             $  314,268              $  360,357
  Europe                                      117,811                109,226                  99,635
                                           ----------             ----------              ----------
                                           $  553,931             $  423,494              $  459,992
                                           ==========             ==========              ==========
- - ----------------------------------------------------------------------------------------------------

                                               ADVANCED MICRO DEVICES, INC.   21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sales to unaffiliated customers are based on the company location. Transfers between geographic areas consist of products and services that are sold at amounts generally above cost and are consistent with governing tax regulations. Operating income is total sales less operating expenses. Identifiable assets are those assets used in each geographic area. Export sales are United States foreign direct sales to unaffiliated customers primarily in Europe and Asia.

12. EMPLOYEE BENEFIT PLANS

Stock option plans. The company has several stock option plans under which key employees have been granted incentive (ISOs) and nonqualified (NSOs) stock options to purchase the company's common stock. Generally, options are exercisable within four years from the date of grant and expire five to ten years after the date of grant. ISOs granted under the plans have exercise prices of not less than 100 percent of the fair market value of the common stock at the date of grant. Exercise prices of NSOs may not be less than 50 percent of the fair market value of the common stock at the date of grant. At December 25, 1994, 2,795 employees were eligible and participating in the plans.

     The following is a summary of stock option exercises.

- - ------------------------------------------------------------------------------
(Thousands)                                    1994         1993         1992
                                             ---------------------------------
Aggregate exercise price                     $10,149      $14,029      $13,803
Options exercised                              1,589        2,749        3,119
- - ------------------------------------------------------------------------------

A summary of the stock option plans at December 25, 1994 is shown below.

- - --------------------------------------------------------------------------------
(Thousands except per share amounts)
Options:
  Outstanding at beginning of year                                       10,961
  Granted                                                                 2,789
  Canceled                                                                 (242)
  Exercised                                                              (1,589)
                                                                       --------
  Outstanding at end of year                                             11,919
                                                                       ========
  Exercisable at beginning of year                                        4,852
  Exercisable at end of year                                              5,878
  Available for grant at beginning of year                                  963
  Available for grant at end of year                                      2,960
  Aggregate exercise price of options outstanding
    at end of year                                                     $193,000
  Average exercise price of options outstanding
    at end of year                                                     $  16.19
- - --------------------------------------------------------------------------------

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

Stock purchase plan. The company has a stock purchase plan that allows participating employees to purchase, through payroll deductions, shares of the company's common stock at 85 percent of the fair market value at specified dates. At December 25, 1994, 6,038 employees were eligible to participate in the plan and 948,778 common shares remained available for issuance under the plan. A summary of stock purchased under the plan is shown below.

- - ------------------------------------------------------------------------------
(Thousands except employee
participants)                                   1994         1993        1992
                                               -------------------------------
Aggregate purchase price                       $8,115       $6,413      $4,614
Shares purchased                                  412          387         483
Employee participants                           1,941        1,684       1,349
- - ------------------------------------------------------------------------------

Profit sharing program. The company has a profit sharing program to which the Board of Directors has authorized semiannual contributions. Profit sharing contributions were $57.0 million in 1994, $33.9 million in 1993 and $30.0 million in 1992.

Retirement savings plan. The company has a retirement savings plan, commonly known as a 401(k) plan, that allows participating United States employees to contribute from 1 percent to 15 percent of their pre-tax salary subject to I.R.S. limits. The company makes a matching contribution calculated at 50 cents on each dollar of the first 3 percent of participant contributions, to a maximum of 1.5 percent of eligible compensation. The company's contributions to the 401(k) plan were $3.7 million, $3.2 million and $2.7 million for 1994, 1993 and 1992, respectively. There are four investment funds in which each employee may invest contributions in increments of 10 percent.

22   ADVANCED MICRO DEVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted stock award plan. The company established the 1987 restricted stock award plan under which up to two million shares of common stock may be issued to employees, subject to terms and conditions determined at the discretion of the Board of Directors. The company entered into agreements to issue 180,000 and 19,000 shares in 1994 and 1992, respectively. To date, agreements covering 210,212 shares have been canceled without issuance and 1,142,964 shares have been issued pursuant to prior agreements. At December 25, 1994, agreements covering 322,000 shares were outstanding under the plan and 535,036 shares remained available for future awards. Outstanding awards vest under varying terms within five years.

- - --------------------------------------------------------------------------------

13. COMMITMENTS

The company leases certain of its facilities under agreements which expire at various dates through 2001. The company also leases certain of its manufacturing and office equipment for terms ranging from three to six years. Rent expense was $31.9 million, $31.9 million and $29.4 million in 1994, 1993 and 1992, respectively.

     For each of the next five years and beyond, noncancelable long-term operating leases obligations and commitments to purchase manufacturing supplies and services are as follows:

- - --------------------------------------------------------------------------------
                                                    Operating        Purchase
(Thousands)                                           Leases       Commitments
                                                    ----------------------------
1995                                                  $22,296        $ 6,641
1996                                                   19,187          6,549
1997                                                   15,586          6,649
1998                                                   12,752          6,489
1999                                                   11,559          6,068
Beyond 1999                                            10,856         25,197
- - --------------------------------------------------------------------------------

The operating lease of the company's corporate sales and marketing facility expires in December 1995. The company has the option of extending the lease agreement or purchasing the building for $40 million. The company may also consider alternative financing arrangements.

     At December 25, 1994, the company had commitments of approximately $230 million for the construction or acquisition of additional property, plant, and equipment. As of December 25, 1994, the company also had commitments to make cash investments in FASL amounting to approximately $20 million in 1995.

14. CONTINGENCIES

I. AMD/Intel Litigations.

On January 11, 1995, the company and Intel Corporation reached an agreement to settle all previously outstanding legal disputes between the two companies. The major terms of the settlement are: (1) AMD will have a fully paid-up, nonexclusive, world-wide, royalty-free, perpetual license to copy and distribute the microcode and control code in the Intel287(TM), Intel386(TM) and Intel486(TM) microprocessor product families. (2) AMD agreed that it has no right to copy any other Intel microcode including the Pentium(TM) Processor, the P6 microcode and the 486 ICE (in-circuit emulation) microcode. (3) The companies agreed to negotiate a new patent cross-license agreement to become effective January 1, 1996. (4) AMD agreed to pay Intel $58 million in settlement of claims for past damages related to AMD's distribution of Am486 microprocessors containing Intel's 486 ICE microcode. As ordered in a 1992 arbitration between the companies, Intel will pay AMD approximately $18 million in damages (which includes interest) awarded by the arbitrator for breach of contract and will not contest certain rights granted AMD in the arbitration. The company recorded both the ICE case damages and the arbitration award in 1994. (5) Intel and AMD will drop all cases against each other, including appeals, currently pending in the courts. (6) AMD will have the right to use foundries for Am486 products containing Intel microcode for up to 20 percent of annual total unit shipments of Am486 microprocessors. (7) AMD and its customers will receive a license for Intel's "Crawford `338" patent, covering memory management. (8) The two companies agreed not to initiate legal action against one another for any activity occurring prior to January 6, 1995.

II. Shareholders and Securities Class Actions.

During 1994, the company reached an agreement to settle the securities class action lawsuits and stockholder's derivative action. The net cost of the settlements was approximately $33 million.

III. SEC Investigation.

The Securities and Exchange Commission (SEC) has notified the company that it is conducting an informal investigation of the company concerning the company's disclosures relating to the development of microcode for one of its Am486 products. The company is cooperating fully with the SEC.

IV. Environmental Matters.

A. Clean Up Orders. Since 1981, the company has discovered, investigated and begun remediation of three sites where releases from underground chemical tanks at its facilities in Santa Clara County, California adversely affected the groundwater. The chemicals released into the groundwater were commonly in use in the semiconductor

                                               ADVANCED MICRO DEVICES, INC.   23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

industry in the wafer fabrication process prior to 1979. At least one of the released chemicals (which is no longer used by the company) has been identified as a probable carcinogen.

     In 1991, the company received four Final Site Clean-up Requirements Orders from the California Regional Water Quality Control Board, San Francisco Bay Region ("RWQCB") relating to the three sites. The orders named the company as well as TRW Microwave, Inc., and Philips Semiconductor, (formerly Signetics Corporation) in various combinations and degrees of responsibility.

     A notice dated October 3, 1994 was received by the company from the Department of Ecology of the State of Washington indicating that the Department had determined the corporation to be a potentially liable person for the release of hazardous substances on a site located in Yakima, Washington. The company is currently investigating this claim.

     The company has not yet determined to what extent the costs of any related remedial actions will be covered by insurance. The three sites in Santa Clara County are on the National Priorities List (Superfund). If the company fails to satisfy federal compliance requirements or inadequately performs the compliance measures, the government (a) can bring an action to enforce compliance, or (b) can undertake the desired response actions itself and later bring an action to recover its costs, and penalties, which is up to three times the costs of clean-up activities, if appropriate. Certain class actions related to this matter have been settled or the statute of limitations has been tolled. It is expected that the foregoing environmental matters or any related litigation will not have a material adverse effect on the financial condition or results of operations of the company.

V. Other matters.

The company is a defendant or plaintiff in various other actions which arose in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial condition or results of operations of the company.

15. SHELF REGISTRATION STATEMENT

On May 25, 1994, the Securities and Exchange Commission declared effective the company's shelf registration statement covering up to $400 million of its securities, which may be either debt securities, preferred stock, depositary shares representing fractions of shares of preferred stock, common stock, warrants to purchase common stock, or any combination of the foregoing which the company may offer from time to time in the future. The nature and terms of the securities will be established at the time of their sale. The company may offer the securities through underwriters to be named in the future, through agents or otherwise. The net proceeds of any offering will be used for general corporate purposes, which may include the reduction of outstanding indebtedness, working capital increases, and capital expenditures. To date, the company has not offered or sold any securities registered under the $400 million registration statement.

24   ADVANCED MICRO DEVICES, INC.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders Advanced Micro Devices, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Micro Devices, Inc. at December 25, 1994 and December 26, 1993 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 25, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advanced Micro Devices, Inc. at December 25, 1994 and December 26, 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period December 25, 1994, in conformity with generally accepted accounting principles.

                                             /s/ Ernst & Young LLP

San Jose, California
January 5, 1995, except for the first paragraph of Note 14, as to which the date is January 11, 1995; the fourth paragraph of Note 5, as to which the date is February 10, 1995; and the fourth paragraph of Note 6, as to which the date is February 16, 1995.


                                               ADVANCED MICRO DEVICES, INC.   25

SUPPLEMENTARY FINANCIAL DATA

- - -----------------------------------------------------------------------------------------------------------------------------------
1994 and 1993 by quarter (unaudited)   Dec. 25,    Sept. 25,   June 26,    Mar. 27,    Dec. 26,    Sept. 26,   June 27,    Mar. 28,
(Thousands except per share amounts)     1994        1994        1994        1994        1993        1993        1993        1993
                                       --------------------------------------------------------------------------------------------
Net sales                              $545,168    $543,114    $533,297    $513,080    $413,404    $418,351    $409,092    $407,433
Expenses:
  Cost of sales                         263,837     252,409     235,623     230,437     208,552     199,999     186,931     194,082
  Research and development               76,115      67,759      67,889      68,221      66,747      64,905      69,323      61,827
  Marketing, general, and
   administrative                        87,236      87,369      91,731      92,894      83,148      71,979      67,253      68,481
                                       --------    --------    --------    --------    --------    --------    --------    --------
                                        427,188     407,537     395,243     391,552     358,447     336,883     323,507     324,390
                                       --------    --------    --------    --------    --------    --------    --------    --------
Operating income                        117,980     135,577     138,054     121,528      54,957      81,468      85,585      83,043

Litigation settlement                   (58,000)          -           -           -           -           -           -           -
Interest income and other, net            5,317         394       6,366       4,182       4,647       4,413       4,043       3,387
Interest expense                             (1)       (205)       (899)       (739)     (1,391)       (346)        (91)     (1,082)
                                       --------    --------    --------    --------    --------    --------    --------    --------
Income before income taxes
  and equity in joint venture            65,296     135,766     143,521     124,971      58,213      85,535      89,537      85,348
Provision for income taxes               21,548      44,803      47,362      39,990      16,300      23,949      25,072      23,897
                                       --------    --------    --------    --------    --------    --------    --------    --------
Income before equity in
  joint venture                          43,748      90,963      96,159      84,981      41,913      61,586      64,465      61,451
Equity in net income (loss) of
  joint venture                          (2,989)     (4,277)     (2,925)       (394)       (274)       (248)       (112)          -
                                       --------    --------    --------    --------    --------    --------    --------    --------
Net income                               40,759      86,686      93,234      84,587      41,639      61,338      64,353      61,451

Preferred stock dividends                 2,588       2,587       2,587       2,588       2,588       2,587       2,588       2,587
                                       --------    --------    --------    --------    --------    --------    --------    --------
Net income applicable to
  common stockholders                  $ 38,171    $ 84,099    $ 90,647    $ 81,999    $ 39,051    $ 58,751    $ 61,765    $ 58,864
                                       ========    ========    ========    ========    ========    ========    ========    ========

Net income per common share
                  -Primary             $    .39    $    .86    $    .93    $    .85    $    .41    $    .61    $    .65    $    .63
                                       ========    ========    ========    ========    ========    ========    ========    ========
                  -Fully diluted       $    .39    $    .83    $    .89    $    .82    $    .41    $    .60    $    .63    $    .61
                                       ========    ========    ========    ========    ========    ========    ========    ========
Shares used in per share
  calculation     -Primary               98,636      97,778      97,394      96,233      95,895      95,706      95,079      93,751
                                       ========    ========    ========    ========    ========    ========    ========    ========
                  -Fully diluted        105,490     104,872     104,249     103,670     102,751     102,743     101,937     100,820
                                       ========    ========    ========    ========    ========    ========    ========    ========
Common stock
  market price range
                  -High                $  30.50    $  31.00    $  31.75    $  31.75    $  30.25    $  32.63    $  32.88    $  24.50
                  -Low                 $  22.25    $  24.00    $  22.63    $  16.75    $  17.00    $  21.50    $  20.38    $  17.50
- - -----------------------------------------------------------------------------------------------------------------------------------

Advanced Micro Devices, Inc.'s common stock (symbol AMD) is listed on the New York Stock Exchange. The company has never paid cash dividends on common stock and has no present plans to do so. The number of stockholders of record at January 31, 1995 was 9,465.


26   ADVANCED MICRO DEVICES, INC.

FINANCIAL SUMMARY

- - ---------------------------------------------------------------------------------------------------------------------------------
Five years ended December 25, 1994
(Thousands except per share amounts)                  1994             1993             1992             1991             1990
                                                   ------------------------------------------------------------------------------
Net sales                                          $2,134,659       $1,648,280       $1,514,489       $1,226,649      $ 1,059,242
Expenses:
  Cost of sales                                       982,306          789,564          746,486          658,824          678,507
  Research and development                            279,984          262,802          227,860          213,765          203,651
  Marketing, general, and administrative              359,230          290,861          270,198          244,900          228,204
                                                   ----------       ----------       ----------       ----------      -----------
                                                    1,621,520        1,343,227        1,244,544        1,117,489        1,110,362
                                                   ----------       ----------       ----------       ----------      -----------
Operating income (loss)                               513,139          305,053          269,945          109,160          (51,120)
Litigation settlement                                 (58,000)               -                -                -          (27,738)
Interest income and other, net                         16,259           16,490           18,913           57,007           33,588
Interest expense                                       (1,844)          (2,910)         (17,227)         (20,880)          (8,282)
                                                   ----------       ----------       ----------       ----------      -----------
Income (loss) before income taxes and equity
  in joint venture                                    469,554          318,633          271,631          145,287          (53,552)
Provision for income taxes                            153,703           89,218           26,620                -                -
                                                   ----------       ----------       ----------       ----------      -----------
Income (loss) before equity in
  joint venture                                       315,851          229,415          245,011          145,287          (53,552)
Equity in net income (loss) of joint venture          (10,585)            (634)               -                -                -
                                                   ----------       ----------       ----------       ----------      -----------
Net income (loss)                                     305,266          228,781          245,011          145,287          (53,552)

Preferred stock dividends                              10,350           10,350           10,350           10,350           10,350
                                                   ----------       ----------       ----------       ----------      -----------
Net income (loss) applicable to common
  stockholders                                     $  294,916       $  218,431       $  234,661       $  134,937      $   (63,902)
                                                   ==========       ==========       ==========       ==========      ===========
Net income (loss) per common share
                       -Primary                    $     3.02       $     2.30       $     2.57       $     1.53      $      (.78)
                                                   ==========       ==========       ==========       ==========      ===========
                       -Fully diluted              $     2.92       $     2.24       $     2.49       $     1.52      $      (.78)
                                                   ==========       ==========       ==========       ==========      ===========
Shares used in per share calculation
                       -Primary                        97,510           95,108           91,383           88,196           81,878
                                                   ==========       ==========       ==========       ==========      ===========
                       -Fully diluted                 104,570          102,063           98,475           95,540           81,878
                                                   ==========       ==========       ==========       ==========      ===========
Long-term debt and capital
  lease obligations, less current portion          $   75,752       $   79,504       $   19,676       $   42,039       $  131,307
Total assets                                       $2,445,702       $1,929,231       $1,448,095       $1,291,758       $1,111,692
- - ---------------------------------------------------------------------------------------------------------------------------------


                                               ADVANCED MICRO DEVICES, INC.   27