Form 10-K405, Exhibit 13
period 1995-12-31
ADVANCED MICRO DEVICES INC
filed 1996-03-21
CIK 2488

                                              [LOGO OF AMD APPEARS HERE]


                                                                            1995
                                                                          ANNUAL
                                                                          REPORT

CORPORATE
     profile

As the front cover indicates, Advanced Micro Devices Inc. (AMD) recently changed its logo. The new "AMD" logo more accurately reflects the way shareholders, customers and employees refer to the company.

     AMD, which focuses on the personal and networked computing and communications markets, produces microprocessors and related peripherals, flash memories, programmable logic devices, and circuits for telecommunications and networking applications. AMD has sales offices worldwide and has manufacturing facilities in Sunnyvale, California; Austin, Texas; Bangkok, Thailand; Penang, Malaysia; Singapore; and Aizu-Wakamatsu, Japan.

     AMD was founded in 1969. The company is headquartered in Sunnyvale, California and employs approximately 12,700 people worldwide. AMD became a publicly held company in 1972 and since 1979 has been listed on the New York Stock Exchange with the trading sysmbol of AMD for its common shares.

FINANCIAL
     highlights


Five Years Ended December 31, 1995
(Dollars in thousands except per share amounts, ratios, and
 employment figures)                                                        91           92           93           94           95
------------------------------------------------------------------------------------------------------------------------------------

Net sales                                                           $1,226,649   $1,514,489   $1,648,280   $2,134,659   $2,429,724
Operating income                                                       109,160      269,945      305,053      513,139      348,277
Net income                                                             145,287      245,011      228,781      305,266      300,521
Net income per common share:
     Primary                                                              1.53         2.57         2.30         3.02         2.85
     Fully diluted                                                        1.52         2.49         2.24         2.92         2.81
Working capital                                                        170,862      385,114      509,567      394,452      475,032
Stockholders' equity                                                   783,356    1,046,740    1,352,271    1,735,265    2,100,128
Capital additions                                                      137,202      222,064      388,181      582,944      645,237
Depreciation and amortization                                          155,935      152,313      175,275      215,984      262,501
Research and development                                               213,765      227,860      262,802      279,984      397,555
Research and development as a
     percentage of sales                                                  17.4%        15.0%        15.9%        13.1%        16.4%
Return on equity                                                          20.5         26.8         19.1         19.8         15.7
Debt as a percentage of capital                                           21.0%         6.0%         9.1%         7.5%        11.5%
Worldwide employment                                                    11,254       11,554       12,065       11,793       12,730

                          [BAR CHARTS APPEAR HERE]

 TO OUR FELLOW
     shareholders


     In 1995 the worldwide semiconductor industry experienced a remarkable 42 percent growth in revenues. Robust unit demand from a strong and increasingly memory-hungry personal computer market led to shortages and uncharacteristically stable prices for DRAMs (dynamic random-access memories). Led by 70 percent growth in the DRAM sector, the semiconductor industry had a strong wind at its back.

     AMD developed a rip in its mainsail, and we didn't catch the wind. Our revenue growth was an unremarkable 14 percent.

     The rip in our mainsail was our tardiness in bringing to market our fifth-generation, AMD-K5(TM) microprocessor, the first member of our K86 RISC SUPERSCALAR(TM) family. In the first half of the year, sales of Am486(R) microprocessors were robust and made substantial contributions to earnings. In the second half, as demand shifted rapidly to the fifth-generation Pentium processor, prices for 486 devices declined sharply, and more importantly, unit demand dropped. Our difficulties in the microprocessor arena masked the outstanding success we achieved in the remainder of our businesses, which, in the aggregate, achieved a 36 percent growth rate over the prior year.

     Revenues of $2,429,724,000 resulted in net income of $300,521,000, or $2.81 per share on a fully diluted basis for 1995. For the prior year, AMD reported revenues of $2,134,659,000 and net income of $305,266,000, or $2.92 per share fully diluted.

     Personal computers, with worldwide sales in excess of 65 million units in 1995 and projected to reach 100 million units in 1998, represent AMD's greatest opportunity. Microsoft(R) Windows(R)-compatible microprocessors are our strategic thrust in this market.

     AMD has a singular opportunity in the PC market, where intellectual property requirements impose high barriers to market entry and limit the number of major participants. In January of 1995, AMD and Intel concluded a landmark agreement settling all outstanding legal disputes. In December, we concluded a second landmark agreement with Intel when we negotiated a new, five-year cross-license agreement. This agreement assures that AMD has legal rights to all the enabling intellectual property necessary to continue providing our customers with competitive products that are fully software compatible with the Intel instruction set.

Success in the microprocessor arena, however, requires more than compatibility. Customers want a high-volume supplier. If customers are to reap the benefits of competition, an alternate source must be capable of manufacturing its products in sufficient volume to affect supplies, prices, and the pace of technological advances. Critical success factors include core competence in advanced microprocessor design, leading-edge process technology, and manufacturing capacity to capture a significant market share.

During the past year we took action on all fronts to fortify our position as the only credible challenger to Intel in Windows-compatible microprocessors. We achieved a successful startup at our new megafab for microprocessors and advanced logic products -- Fab 25 in Austin, Texas -- and commenced volume production. Today, we are producing all of our microprocessors in Fab 25 on sixth-generation CS34 0.35-micron technology.

We plan to break ground in Dresden, Germany, by the end of 1996 for our next megafab for future generations of Windows-compatible microprocessors and other high-volume logic products. This facility, to be known as Fab 30, is scheduled to commence production by the end of 1998 on 0.25-micron technology, and subsequently migrate to 0.18-micron technology.

In January of this year we completed our acquisition of NexGen, Inc., significantly enhancing our core competency in advanced microprocessor design and acquiring a sixth-generation microprocessor design in an advanced stage of development.

With this design, the AMD-K6(TM) microprocessor, we expect to have--for the first time in our history--microprocessor products competitive with Intel's latest mainstream products in a contemporaneous time frame in 1997. The key to achieving success, of course, is flawless execution.

We believe the future of computation is increasingly being driven by convergence with communications. Communications networks, including the public and private infrastructure and wireless technologies, present great opportunities for AMD.

AMD is now the world's number one supplier of integrated circuits for local area network applications. In 1996 we expect to supply more than 10 million networking devices to the manufacturers of adapter cards, backbones, routers, and other devices. AMD is a leading supplier to industry leaders such as Cisco Systems, whose products supply more than 80 percent of the backbone of the Internet -- and virtually every Cisco product contains an AMD chip. Indeed, the path to the Internet is paved with AMD silicon!

AMD's SLIC (subscriber line interface circuit) and SLAC(TM) (subscriber line audio-processing circuit) products have made AMD the world's leading supplier of circuits for linecards for the public communications infrastructure. We have a similar credential in the private infrastructure (i.e., enterprise networks) as well, where we are the leading supplier of Ethernet hubs and FDDI (Fiber Distributed Data Interface) circuits.

Over the longer term, we expect that wireless networks will drive growth in the communications sector. We are positioning ourselves to capitalize on this opportunity.

In 1995 even a 70 percent year-to-year growth rate in revenues from our AMD MACH(R) family of complex programmable logic devices (CPLDs) was insufficient to keep pace with our principal competitors. We are looking to our new MACH 5 CPLD products to reverse this trend. With densities as high as 20,000 gates, architectural superiority and industry-leading speeds as fast as 7.5 nanoseconds, MACH 5 products have won high praise from beta site customers. Volume production has commenced, and members of the product family will be introduced throughout the year.

Our progress in flash memories has rewarded our commitment. Flash memory sales exceeded $500 million--a year-to-year increase of more than 150 percent--as our 5-volt-only architecture continued to win customer acceptance. We successfully started production at our Fujitsu AMD Semiconductor Limited (FASL) joint-venture megafab at Aizu-Wakamatsu, Japan, and rapidly ramped production. By year-end AMD had achieved a 30 percent market share with demand outstripping capacity. We have just begun volume shipments of our industry-leading 2.7-volt-only flash products, which we believe are essential to mobile computation and communications.

Flash memory has proved to be an ideal solution for a broad array of applications. AMD has achieved leadership in flash process technology and products. Our near-term challenge is to add capacity to capitalize on the expanding market opportunities. Consistent with our intention to be the lowest-cost producer of flash memories, we are moving to 0.35-micron technology and proceeding with construction of a second FASL megafab for flash memories in Aizu-Wakamatsu. Early in 1996 we broke ground at Suzhou, China, for an assembly and test facility for high-volume, cost-sensitive products, including flash memories.

While the successes we have achieved across virtually all of our product lines are gratifying, they are currently overshadowed by the absence of our competitive response to the Pentium in the PC marketplace. For many, AMD is defined by its microprocessor business, which in turn drives our participation in the PC market. Our opportunity is enormous. The stakes are high. Our commitment is total and irrevocable. The planned introduction of the first of our K86 SUPERSCALAR microprocessors in the second quarter of this year, with higher-performance versions expected in the second half of the year in volume production, should enable us to achieve acceptable overall growth and post improved operating results.

1996 will be a challenging year for us. We plan to meet the challenge.

Thank you for your continuing support



/s/ W.J.Sanders III                    /s/ Richard Previte

W.J.Sanders III                        Richard Previte

Chairman and                           President and
 Chief Executive Officer                Chief Operating Officer


                       February 22, 1996


--------------------------------------------------------------------------------
The forward looking statements contained in the above letter are subject to risks and uncertainties, including those discussed in the Company's Form 10-K for the fiscal year ended December 31, 1995, as filed with the Securities and Exchange Commission, that could cause actual results to differ materially from those projected.
--------------------------------------------------------------------------------

FINANCIAL
       contents


       8 Management's Discussion and Analysis of Results of Operations and Financial Condition

       13  Consolidated Statements of Income

       14  Consolidated Balance Sheets

       15  Consolidated Statements of Cash Flows

       16  Notes to Consolidated Financial Statements

       29  Report of Ernst & Young LLP, Independent Auditors

       30  Supplementary Financial Data

       31  Financial Summary

       32  Corporate Directory

MANAGEMENT'S
     discussion and analysis
           OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

Net sales of $2.4 billion in 1995 rose by approximately 14 percent from 1994. This increase was primarily attributable to substantial growth in Flash memory sales and secondarily due to an increase in sales of communication products, the combination of which more than offset a decline in microprocessor sales. Net sales in 1994 increased by approximately 30 percent from 1993 due to substantial growth in microprocessor sales.

     Sales of Flash memory devices increased in 1995 from 1994 primarily due to growth in unit shipments and secondarily due to a change in product mix resulting in higher average selling prices. Prices may decline in 1996 due to increased competition. The company plans to continue to meet projected long-term demand for Flash memory devices primarily through its manufacturing joint venture, Fujitsu AMD Semiconductor Limited (FASL), in which AMD has a 49.95 percent equity interest. During 1995, Flash memory devices contributed, and are expected to continue to contribute in 1996, a significant and increased portion of the company's revenues and profits.

     Revenues from communication products rose from 1994 to 1995 primarily due to growth in the Ethernet family of products. Sales of CMOS programmable logic devices increased from 1994 to 1995 primarily due to increased unit shipments. In 1995, EPROM sales decreased as compared to 1994 due to comparable declines in both unit shipments and average selling prices.

     In 1995, Am486(R) microprocessor sales decreased slightly primarily due to average selling price declines, partially offset by increases in unit sales. Am486 microprocessor products contributed a significant portion of the company's revenues and profits in 1994 and 1995. Price declines are anticipated to continue in 1996 while unit shipments may be flat to down depending on market demand. The company, therefore, expects Am486 microprocessor revenues and profits in 1996 to be below those of 1995 as the product life cycle of the fourth-generation x86 products draws to a close.

     On January 17, 1996, NexGen, Inc. (NexGen) merged with and into AMD. The company plans to bring to production status NexGen's sixth-generation design as the AMD-K6(TM) microprocessor. The company does not expect any sales of AMD-K6 in 1996.

     Gross margin was 47 percent in 1995 as compared to 54 percent in 1994 and 52 percent in 1993. The three main factors contributing to the decrease in gross margin in 1995, in order of significance, were first, Am486 price declines; second, purchase prices of FASL products, which are higher than the costs of similar products manufactured internally; and third, the transition of Fab 25 costs from research and development to cost of sales when production commenced in September 1995. The impact of gross margin declines caused by purchase of FASL products during 1995 was mostly offset by the company's share of FASL income. The increase in gross margin from 1993 to 1994 was primarily attributable to increased sales from higher margin Am486 products during 1994.

     Gross margin is anticipated to decline further in 1996 due to continuing pricing pressures on Am486 microprocessors, increasing purchases from FASL, and higher expenses and continuing transition of Fab 25 costs from research and development to cost of sales as production volume increases.

     Research and development expenses for 1995 increased to $398 million from $280 million in 1994, and $263 million in 1993. These increases were primarily due to higher Fab 25 expenses and secondarily due to increased microprocessor development costs.

     Marketing, general, and administrative expenses were $385 million for 1995, $359 million for 1994, and $291 million for 1993. The increase from 1994 to 1995 was primarily attributable to higher advertising expenses. The incremental change from 1993 to 1994 was mainly due to increased legal and microprocessor advertising expenses. The company expects to incur transaction fees and other costs incidental to the NexGen merger in the first quarter of 1996 estimated to be approximately $10 million.

     Interest income and other, net rose from 1994 to 1995 primarily due to higher interest rates during 1995 and secondarily due to a realized gain of approximately $3 million from equity securities sold during 1995. In 1994, interest income and other, net included a net charge of approximately $5 million resulting from the security class action lawsuit and stockholders' derivative action settlements, and a gain from the damages award in an arbitration proceeding with Intel Corporation. Interest expense decreased from 1993 through 1995. These decreases resulted from higher capitalized interest mainly related to the construction of Fab 25.

     The income tax rate was approximately 30, 33, and 28 percent in 1995, 1994, and 1993, respectively. The lower tax rate in 1995 resulted from lower state taxes and increased benefits from low taxed foreign income. The lower tax rate in 1993 was primarily due to available tax credit carryforwards.

--------------------------------------------------------------------------------

MANAGEMENT'S
     discussion and analysis
           OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

--------------------------------------------------------------------------------

     International sales were 56, 55, and 54 percent of total sales in 1995, 1994, and 1993, respectively. During 1995, approximately 17 percent of the company's net sales were denominated in foreign currencies. The company does not have sales denominated in local currencies in those countries which have highly inflationary economies. (A highly inflationary economy is defined in accordance with the Statement of Financial Accounting Standard No. 52 as one in which the cumulative inflation over a three-year consecutive period approximates 100 percent.) The impact on the company's operating results from changes in foreign currency rates individually and in the aggregate has not been material.

     The company enters into foreign exchange forward contracts to buy and sell currencies as economic hedges of the company's foreign net monetary asset position including the company's liabilities for products purchased from FASL. In 1995, these hedging transactions were denominated in lira, yen, French franc, deutsche mark, and pound sterling. The maturities of these contracts are generally short-term in nature. The company believes its foreign exchange contracts do not subject the company to material risk from exchange rate movements because gains and losses on these contracts are designed to offset losses and gains on the net monetary asset position being hedged. Net foreign currency gains and losses have not been material. As of December 31, 1995, the company had approximately $37 million (notional amount) of foreign exchange forward contracts (see Notes 2, 3, and 4 to the Consolidated Financial Statements).

     The company has engaged in interest rate swaps primarily to reduce its interest rate exposure by changing a portion of the company's interest rate obligation from a floating rate to a fixed rate basis. At the end of 1995, the net outstanding notional amount of interest rate swaps was $190 million, of which $150 million will mature in 1996 and $40 million will mature in 1997. Gains and losses related to these interest rate swaps have been immaterial (see Notes 2, 3, and 4 to the Consolidated Financial Statements).

     The company primarily addresses market risk by participating as an end user in various derivative markets to manage its exposure to interest and foreign currency exchange rate fluctuations. The counterparties to the company's foreign exchange forward contracts and interest rate swaps consist of a number of major, high credit quality, international financial institutions. The company does not believe that there is significant risk of nonperformance by these counterparties because the company monitors the credit ratings of such counterparties, and reduces the financial exposure by limiting the amount of agreements entered into with any one financial institution.

     In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standard No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. SFAS 121 is effective for fiscal years beginning after December 15, 1995. Adoption of SFAS 121 is not expected to have a material impact on the company's financial condition or results of operations.

     The company accounts for its stock option plans and its employee stock purchase plan in accordance with provisions of the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock Based Compensation." SFAS 123 provides an alternative to APB 25 and is effective for fiscal years beginning after December 15, 1995. The company expects to continue to account for its employee stock plans in accordance with the provisions of APB
25. Accordingly, SFAS 123 is not expected to have any material impact on the company's financial condition or results of operations.

FINANCIAL CONDITION

Cash, cash equivalents, and short-term investments increased by $113 million from 1994 to 1995. This increase was primarily attributable to a $150 million term loan obtained in January of 1995. The $612 million of cash generated from operating activities in 1995 was used to fund investments in property, plant, and equipment to expand manufacturing capacity primarily related to Fab 25.

     Working capital increased by $81 million from $394 million at the end of 1994 to $475 million at the end of 1995. This increase was primarily due to higher cash, cash equivalents, and short-term investments.

     At the end of 1995, the company's total cash investment in FASL was $160 million as compared to $142 million at the end of 1994. No additional cash investment is currently planned for 1996. In 1995, FASL approved construction of a second Flash memory fab, FASL II, at a site contiguous to the existing FASL facility in Aizu-Wakamatsu, Japan. Groundbreaking on FASL II occurred in the first quarter of 1996. The planned $1.1 billion in capital expenditures for FASL II construction is expected to be

--------------------------------------------------------------------------------

MANAGEMENT'S
     discussion and analysis
           OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

--------------------------------------------------------------------------------

funded by the cash anticipated to be generated from FASL operations and, if necessary, bank borrowings by FASL. However, in the event that FASL is unable to secure the necessary funds for FASL II, AMD is required to contribute cash or guarantee third-party loans in proportion to its percentage of interest in FASL. The planned FASL II costs are denominated in yen and, therefore, are subject to change due to foreign exchange rate fluctuations.

     On January 11, 1995, the company and Intel Corporation reached an agreement to settle all previously outstanding legal disputes between the two companies. As part of the settlement, in December 1995, the company signed a five-year, comprehensive patent cross-license agreement with Intel which expires on December 31, 2000. The agreement provides that after December 31, 1999, the parties will negotiate in good faith a patent cross-license agreement to be effective January 1, 2001. Effective January 1, 1996, the new agreement gives the company and Intel the rights to use each others' patents and certain copyrights, exclusive of microprocessor microcode copyrights. The cross-license is royalty-bearing for the company's products that use certain Intel technologies. The company is required to pay Intel minimum non-refundable royalties during the years 1997 through 2000.

     As of the end of 1995, the company had the following financing arrangements: unsecured committed bank lines of credit of $250 million, unutilized; long-term secured equipment lease lines of $132 million, which were fully utilized; short-term, unsecured uncommitted bank credit in the amount of $96 million, of which $27 million was utilized; and an outstanding $150 million four-year term loan.

     The company's current capital plan and requirements are based on the availability of external financing, various product-mix, selling-price, and unit-demand assumptions and are, therefore, subject to revision due to future market conditions.

     On May 25, 1994, the Securities and Exchange Commission declared effective the company's shelf registration statement covering up to $400 million of its securities, which may be either debt securities, preferred stock, depositary shares representing fractions of shares of preferred stock, common stock, warrants to purchase common stock, or any combination of the foregoing which the company may offer from time to time in the future. To date, the company has not offered or sold any securities registered under the $400 million registration statement. The nature and terms of the securities will be established at the time of their sale. The company may offer the securities through underwriters to be named in the future, through agents or otherwise. It is presently expected that the net proceeds of any offering would be used for general corporate purposes including but not limited to the reduction of outstanding indebtedness, working capital increases, and capital expenditures.

     The company is currently planning to build a submicron wafer fabrication facility in Dresden, Germany, at an estimated cost of approximately $1.5 billion over the next 5 years before German government financing. The company plans to make capital investments estimated at $700 million throughout 1996, including $350 million for Fab 25 and $75 million for the new facility in Dresden. The company presently anticipates that it will augment its working capital and fund a portion of its 1996 capital expenditures through external debt financing.

     The company believes that cash flows from operations and current cash balances, together with current and anticipated external financing, will be sufficient to fund operations and capital investments currently planned for 1996.

CAUTIONARY STATEMENT

The statements in this Management's Discussion and Analysis that are forward looking, for example, estimates of 1996 gross margin, microprocessor and Flash memory business and prospects, capital spending, impact of the NexGen merger, external financing plans, financial instruments, and FASL II, are based on current expectations and actual results may differ materially. Forward looking statements contained in this Management's Discussion and Analysis involve numerous risks and uncertainties that could cause actual results to differ materially, including but not limited to the timely development of and market acceptance of new products, the impact of competitive products and pricing, the timely development of wafer fabrication process technologies, the effect of changing economic conditions, business conditions and growth in the personal computer market, continued demand for the company's microprocessor and Flash memory products, the company's ability to access external sources of capital, and such risks and uncertainties detailed from time to time in the company's SEC reports and filings, including the Form 10-K for the 1995 fiscal year and the Registration Statement on Form S-4 (Registration Statement No. 33-64911) filed by the company in connection with its acquisition of NexGen. Certain of these risks and uncertainties are discussed below.

--------------------------------------------------------------------------------

MANAGEMENT'S
     discussion and analysis
           OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

--------------------------------------------------------------------------------

RISK FACTORS

The semiconductor industry is generally characterized by a highly competitive and rapidly changing environment in which operating results are subject to the effects of new product introductions, manufacturing technology innovations, rapid fluctuations in product demand, the availability of manufacturing capacity, and the ability to secure and maintain intellectual property rights. While the company attempts to identify and respond to rapidly changing events and conditions as soon as possible, the anticipation of and reaction to such events are an ongoing challenge. The company's future results of operations and financial condition may be adversely impacted by various factors. Certain of these risk factors are detailed in the description of the company's business in the company's Form 10-K for the fiscal year ended December 31, 1995 under the caption "Business." In addition to those factors, the following risk factors should be considered by holders of AMD common stock.

     The company expects that its operating results will be subject to potentially substantial quarterly and other fluctuations due to a variety of factors, including competitive pricing pressures, anticipated decreases in unit average selling prices of the company's products, fluctuations in manufacturing yields, availability and cost of products from suppliers, the gain or loss of significant customers, new product introductions by the company or its competitors, changes in the mix of products sold and in the mix of sales by distribution channels, market acceptance of new or enhanced versions of the company's products, seasonal customer demand, the timing of significant orders, and the timing and extent of product development costs. In addition, operating results could be adversely affected by general economic and other conditions affecting the timing of customer orders and capital spending, a downturn in the market for PCs, and order cancellations or rescheduling. Customers may change delivery schedules or cancel orders without significant penalty. Many of the factors listed above are outside of the control of the company. These factors are difficult to forecast, and these or other factors could materially adversely affect quarterly or annual operating results.

     A significant portion of the company's revenues and profits in 1995 have been derived from Am486 products. The company expects Am486 microprocessor revenues and profits in 1996 to be below those of 1995. As the product life cycle of fourth-generation x86 products draws to a close, the company anticipates that its ability to maintain or expand its current levels of revenues and profits in the future will depend upon its success in developing and marketing in a timely manner its next generation of microprocessor products, the K86 RISC SUPERSCALAR(TM) products. The company expects 1996 to be a transitional year in the development of its next generation of microprocessor products and believes that the acquisition of NexGen is important to the development and introduction of K86(TM) products. Future generations of K86 products will face competition not only from x86 products manufactured by Intel and others, but also from products based upon an increasing number of different architectures which have been developed or are under development by Hewlett-Packard Company, IBM, Motorola, Inc., Sun Microsystems, Inc., and other manufacturers of integrated circuits. No assurance can be given that the K86 products will achieve market acceptance or be introduced before the average selling prices of comparable products have materially declined from their initial levels. The company has an agreement with Compaq Computer Corporation (Compaq) under which it supplies Compaq with microprocessor products, primarily Am486 products; however, the agreement does not require Compaq to purchase microprocessor products from the company. The company believes that Compaq will consider the purchase of K86 microprocessors when they become available. No assurance can be given that any purchases will be made or, if they are, that they will not be terminated by Compaq due to the availability of competing microprocessor products.

     Numerous firms compete with the company in the manufacture and sale of integrated circuits. Some of these firms have resources greater than those of the company and do not depend upon integrated circuits as their principal source of revenues. There is also significant captive production by certain large users of integrated circuits, such as manufacturers of computers, telecommunications equipment, and consumer electronics. The company competes for integrated circuit market share with, among others, Intel, Texas Instruments, Motorola, IBM, National Semiconductor Corporation, Philips, Nippon Electric Co., SGS-Thomson, Hitachi, Toshiba, Fujitsu Ltd., Matsushita, Mitsubishi, Samsung, Hyundai, and Siemens, all of whom are actively attempting to increase their respective and collective worldwide market shares. Intel, in particular, has long held a dominant position in the market for microprocessors used in PCs. Intel's dominant market position has to date allowed it to set x86 microprocessor standards and thus dictate the type of product that the market requires of Intel's competitors. In addition, Intel's financial

--------------------------------------------------------------------------------

MANAGEMENT'S
     discussion and analysis
           OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

--------------------------------------------------------------------------------

strength has enabled it to reduce prices on its microprocessor products within a short period of time following their introduction, which reduces the margins and profitability of its competitors who are forced to reduce prices to maintain competitiveness. The company expects Intel to continue to spend substantial sums on research and development, on new manufacturing facilities, and to maintain its dominant position through advertising campaigns designed to engender brand loyalty to Intel among PC purchasers. As long as Intel remains in this dominant position, its product introduction schedule and product pricing strategy may adversely and materially affect AMD's business, operating results, and financial condition.

     The substantial resources which the company has devoted to the development of the AMD-K5(TM) microprocessor, the first member of the K86 family, in 1995 has impacted the company's efforts to develop successive generation products, such as those designed to compete with the Pentium Pro and Intel's subsequent generation products. To the extent that the introduction of each generation of K86 products is delayed, the company's revenues and profits will be materially adversely affected.

     On January 17, 1996, the company acquired NexGen in a tax-free reorganization in which NexGen was merged directly into the company. The merger will be accounted for under the pooling-of-interests method. The shareholders of NexGen receive eight-tenths (0.8) of a share of the common stock of AMD for each outstanding share of the common stock of NexGen. The company expects to issue approximately 33.6 million shares of its common stock to the holders of NexGen common stock, options, rights to purchase under the employee stock purchase plan and warrants.

     The dilution resulting from the merger could reduce the earnings per share of common stock unless and until earnings growth or other business benefits sufficient to offset the effect of the issuance can be achieved. There can be no assurance that such benefits will be achieved. Achieving the anticipated benefits of the merger will depend in part upon whether the integration of the two companies' businesses is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The inability of management to integrate the operations of the two companies successfully could have a material adverse effect on the business and results of operations of the company. As commonly occurs with mergers of technology companies, aggressive competitors may undertake formal initiatives during the integration phase to attract customers and to recruit key employees through various incentives.

     Prior to the merger, NexGen granted limited manufacturing rights regarding certain of its current and future products, including the Nx586(R) and Nx686(TM), to IBM and Compaq. The rights of IBM and Compaq to produce NexGen products for their own use and the rights of IBM to produce limited volumes of NexGen products for sale to third parties could reduce the potential market for NexGen products produced by the company, the profit margin achievable with respect to such products, or both.

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

     Due to the factors noted above, the company's future operations, financial condition, and stock price may be subject to volatility. Based on the trading history of its stock, the company believes that factors such as quarterly fluctuations in the company's financial results, announcements of new products by the company or its competitors, and general conditions in the semiconductor industry have caused and are likely to continue to cause the market price of AMD common stock to fluctuate substantially. Technology company stocks in general have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of the companies. This market volatility may adversely affect the market price of AMD common stock. In addition, an actual or anticipated shortfall in revenue, gross margin, or earnings from securities analysts' expectations could have an immediate effect on the trading price of the company's common stock in any given period.


Am486, MACH, and Nx586 are registered trademarks of AMD.
K86, K86 RISC SUPERSCALAR, AMD-K5, AMD-K6, SLAC and Nx686 are trademarks of AMD.
Microsoft and Windows are registered trademarks of Microsoft Corporation.

--------------------------------------------------------------------------------

CONSOLIDATED
     statements of income


Three Years Ended December 31, 1995
(Thousands except per share amounts)             95            94           93
--------------------------------------------------------------------------------
Net sales                                $2,429,724    $2,134,659   $1,648,280
Expenses:
  Cost of sales                           1,298,876       982,306      789,564
  Research and development                  397,555       279,984      262,802
  Marketing, general, and
   administrative                           385,016       359,230      290,861
                                         ----------    ----------   ----------
                                          2,081,447     1,621,520    1,343,227
                                         ----------    ----------   ----------
Operating income                            348,277       513,139      305,053
Litigation settlement                            --       (58,000)          --
Interest income and other, net               30,763        16,259       16,490
Interest expense                               (707)       (1,844)      (2,910)
                                         ----------    ----------   ----------
Income before income taxes and equity
 in joint venture                           378,333       469,554      318,633
Provision for income taxes                  112,738       153,703       89,218
                                         ----------    ----------   ----------
Income before equity in joint venture       265,595       315,851      229,415
Equity in net income (loss) of joint
 venture                                     34,926       (10,585)        (634)
                                         ----------    ----------   ----------
Net income                                  300,521       305,266      228,781
Preferred stock dividends                        10        10,350       10,350
                                         ----------    ----------   ----------
Net income applicable to common
 stockholders                            $  300,511    $  294,916   $  218,431
                                         ==========    ==========   ==========
Net income per common share:
  Primary                                     $2.85         $3.02        $2.30
                                         ==========    ==========   ==========
  Fully diluted                               $2.81         $2.92        $2.24
                                         ==========    ==========   ==========
Shares used in per share calculation:
  Primary                                   105,575        97,510       95,108
  Fully diluted                             107,035       104,570      102,063

--------------------------------------------------------------------------------
See accompanying notes

CONSOLIDATED
     balance sheets


December 31, 1995, and December 25, 1994
(Thousands except share and per share amounts)             95                94
--------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                        $  113,354       $    84,643
  Short-term investments                              377,293           293,211
                                                   ----------       -----------
    Total cash, cash equivalents, and
     short-term investments                           490,647           377,854
  Accounts receivable, net of allowance for
   doubtful accounts of $10,159 in 1995
   and $10,319 in 1994                                275,733           337,107
  Inventories:
    Raw materials                                      29,272            21,604
    Work-in-process                                    68,827            72,632
    Finished goods                                     56,571            34,454
                                                   ----------       -----------
       Total inventories                              154,670           128,690
    Deferred income taxes                             108,989            98,675
    Prepaid expenses and other current assets          66,729            44,293
                                                   ----------       -----------
       Total current assets                         1,096,768           986,619
Property, plant, and equipment:
  Land                                                 28,851            28,820
  Buildings and leasehold improvements                893,321           500,530
  Equipment                                         1,828,059         1,442,787
  Construction in progress                            180,742           492,792
                                                   ----------       -----------
       Total property, plant, and equipment         2,930,973         2,464,929
  Accumulated depreciation and
   amortization                                    (1,294,881)       (1,200,718)
                                                   ----------       -----------
       Property, plant, and equipment, net          1,636,092         1,264,211
Investment in joint venture                           176,821           124,588
Other assets                                          121,587            70,284
                                                   ----------       -----------
                                                   $3,031,268       $ 2,445,702
                                                   ==========       ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable to banks                           $   27,070       $    32,459
  Accounts payable                                    223,708           149,122
  Accrued compensation and benefits                   105,651           104,526
  Accrued liabilities                                  79,092            82,570
  Litigation settlement                                    --            58,000
  Income tax payable                                   56,297            53,795
  Deferred income on shipments to distributors        100,057            83,800
  Current portion of long-term debt and capital
   lease obligations                                   29,861            27,895
                                                   ----------       -----------
     Total current liabilities                        621,736           592,167
Deferred income taxes                                  94,439            42,518
Long-term debt and capital lease obligations, less
 current portion                                      214,965            75,752
Commitments and contingencies                              --                --

Stockholders' equity:
  Capital stock:
     Serial preferred stock (redeemed March 13,
      1995), par value $.10; 1,000,000 shares
      authorized; 345,000 shares issued and
      344,862 shares outstanding in 1994                   --                34

     Common stock, par value $.01; 250,000,000
      shares authorized; 104,519,457 shares
      issued and outstanding in 1995 and
      95,417,383 in 1994                                1,047               956
  Capital in excess of par value                      735,825           698,673
  Retained earnings                                 1,363,256         1,035,602
                                                   ----------       -----------
     Total stockholders' equity                     2,100,128         1,735,265
                                                   ----------       -----------
                                                   $3,031,268       $ 2,445,702
                                                   ==========       ===========

See accompanying notes
--------------------------------------------------------------------------------

CONSOLIDATED
     statements of cash flows


Three Years Ended December 31, 1995
(Thousands)                                                                 95            94          93
---------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                         $ 300,521   $   305,266   $ 228,781
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization                                      262,501       215,984     175,275
    Accrual for litigation settlement                                       --        58,000          --
    Net (gain) loss on sale of property, plant, and equipment            2,152           276      (2,943)
    Write-down of property, plant, and equipment                           611         2,230         366
    Gain realized on sale of available-for-sale securities              (2,707)           --          --
    Compensation recognized under employee stock plans                   2,483         1,971       1,313
    Undistributed (income) loss of joint venture                       (34,926)       10,585         634
    Changes in operating assets and liabilities:
      Net increase in receivables, inventories, prepaid expenses,
       and other assets                                                 (2,606)     (114,566)    (57,269)
      Payment of litigation settlement                                 (58,000)           --          --
      Net (increase) decrease in deferred income taxes                  41,607       (21,072)    (27,021)
      Increase in income tax payable                                    11,772        61,910      70,502
      Net increase in payables and accrued liabilities                  88,490        52,589      69,750
                                                                     ---------   -----------   ---------
Net cash provided by operating activities                              611,898       573,173     459,388
                                                                     ---------   -----------   ---------
Cash flows from investing activities:
  Purchase of property, plant, and equipment                          (620,815)     (548,742)   (323,669)
  Proceeds from sale of property, plant, and equipment                   4,834         2,058       4,648
  Purchase of available-for-sale securities                           (678,071)      (36,700)         --
  Proceeds from sale of available-for-sale securities                  603,772            --          --
  Purchase of held-to-maturity debt securities                        (648,012)   (1,245,167)   (715,487)
  Proceeds from maturities of held-to-maturity debt securities         642,229     1,416,431     566,773
  Investment in joint venture                                          (18,019)     (139,175)     (3,160)
                                                                     ---------   -----------   ---------
Net cash used in investing activities                                 (714,082)     (551,295)   (470,895)
                                                                     ---------   -----------   ---------
Cash flows from financing activities:
  Proceeds from borrowings                                             236,982        42,025      10,238
  Payments on capital lease obligations and other debt                (125,614)      (68,898)    (22,386)
  Proceeds from issuance of stock                                       23,073        39,565      42,401
  Redemption of preferred stock and stockholder rights                  (3,536)           --          --
  Payments of preferred stock dividends                                    (10)      (10,350)    (10,350)
                                                                     ---------   -----------   ---------
Net cash provided by financing activities                              130,895         2,342      19,903
                                                                     ---------   -----------   ---------
Net increase in cash and cash equivalents                               28,711        24,220       8,396
Cash and cash equivalents at beginning of year                          84,643        60,423      52,027
                                                                     ---------   -----------   ---------
Cash and cash equivalents at end of year                             $ 113,354   $    84,643   $  60,423
                                                                     =========   ===========   =========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest (net of amounts capitalized)                            $      --   $       977   $   2,123
                                                                     =========   ===========   =========
    Income taxes                                                     $  60,329   $   111,704   $  44,433
                                                                     =========   ===========   =========
  Non-cash financing activities:
    Equipment capital leases                                         $  24,422   $    34,202   $  64,512
                                                                     =========   ===========   =========
    Conversion of preferred stock to common stock                    $ 164,127   $        --   $      --
                                                                     =========   ===========   =========
----------------------------------------------------------------------------------------------------------

See accompanying notes
notes
     TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

December 31, 1995, December 25, 1994, and December 26, 1993

 NOTE 1   NATURE OF OPERATIONS

AMD is a semiconductor manufacturer with manufacturing facilities in the U.S. and Asia, and sales offices throughout the world. Focusing on the personal and networked computing and communications markets, AMD is a global company that derives more than half of its revenues from international sales, mainly in Europe and Asia. The company provides programmable products in concert with applications solutions to the manufacturers of equipment for personal and networked computation and communications.

 NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal year. The company uses a 52- to 53-week fiscal year ending on the last Sunday in December, which resulted in a 53-week year ended December 31, 1995. This compares with a 52-week fiscal year for 1994 and 1993, which ended on December 25 and 26, respectively.

Principles of consolidation. The consolidated financial statements include the accounts of the company and its subsidiaries. Upon consolidation, all significant intercompany accounts and transactions are eliminated. Also included in the financial statements of the company, under the equity method of accounting, is the company's 49.95 percent investment in Fujitsu AMD Semiconductor Limited (FASL).

Foreign currency translation. The U.S. dollar is the functional currency for the company's wholly-owned foreign subsidiaries. Translation adjustments, resulting from the process of translating foreign currency financial statements into U.S. dollars, are included in operations. The functional currency of the company's unconsolidated joint venture is the Japanese yen. Translation adjustments relating to the translation of these statements have not been material, and therefore, are not disclosed as a separate component of stockholders' equity.

Cash equivalents. Cash equivalents consist of financial instruments which are readily convertible to cash and have original maturities of three months or less at the time of acquisition.

Investments. The company classifies its marketable debt and equity securities into held-to-maturity and available-for-sale categories in accordance with the provisions of the Statement of Financial Accounting Standard No. 115 (SFAS No.
115), "Accounting for Certain Instruments in Debt and Equity Securities." In accordance with the FASB staff Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," the company chose to reclassify, as of December 31, 1995, cash equivalents and short-term investments from held-to-maturity to available-for-sale. Securities classified as available-for-sale are reported at fair market value with the related unrealized gains and losses included in retained earnings. Realized gains and losses and declines in value of securities judged to be other than temporary are included in interest income and other, net. Interest and dividends on all securities are included in interest income and other, net.

     Investments with maturities between three and twelve months are considered short-term investments. Short-term investments consist of money market auction preferred stocks and debt securities such as commercial paper, time deposits, certificates of deposit, bankers' acceptances, and marketable direct obligations of the United States Treasury.

Foreign exchange forward contracts. Foreign exchange forward contracts are used to hedge the company's net monetary asset positions in its foreign subsidiaries and the company's liabilities for products purchased from FASL. Realized gains and losses from these hedges are included in operations. Premiums and discounts, if any, are amortized over the life of the contract and included in operations.

Foreign currency options. Foreign currency options are used to hedge firm commitments with respect to the company's joint venture (FASL) investment. Realized gains and losses from these hedges are deferred and included in other assets or accrued liabilities, respectively. They are recognized in operations in the same period as the hedged transactions. Premiums and discounts, if any, are amortized over the life of the contract and included in operations.

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

--------------------------------------------------------------------------------
notes
     TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Inventories. Inventories are stated principally at standard cost adjusted to approximate the lower of cost (first-in, first-out method) or market (net realizable value).

Property, plant, and equipment. Property, plant, and equipment is stated at cost. Depreciation and amortization are provided principally on the straight-line basis over the estimated useful lives of the assets for financial reporting purposes and on accelerated methods for tax purposes. Estimated useful lives for financial reporting purposes are as follows: machinery and equipment 3 to 5 years; buildings up to 26 years; and leasehold improvements are the shorter of the remaining terms of the leases or the estimated economic useful lives of the improvements.

     In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standard No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. SFAS 121 is effective for fiscal years beginning after December 15, 1995. Adoption of SFAS 121 is not expected to have a material impact on the company's financial position or results of operations.

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

Advertising expenses. The company accounts for advertising costs as expense in the period in which they are incurred. Advertising expense for 1995, 1994, and 1993 was approximately $40 million, $31 million, and $22 million, respectively.

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

Employee stock plans. The company accounts for its stock option plans and its employee stock purchase plan in accordance with provisions of the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock Based Compensation." SFAS 123 provides an alternative to APB 25 and is effective for fiscal years beginning after December 15, 1995. The company expects to continue to account for its employee stock plans in accordance with the provisions of APB 25. Accordingly, SFAS 123 is not expected to have any material impact on the company's financial position or results of operations.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Financial presentation. Certain prior year amounts on the Consolidated Financial Statements have been reclassified to conform to the 1995 presentation.

 NOTE 3   FINANCIAL INSTRUMENTS

Financial instruments with off-balance-sheet risk.

As part of the company's asset and liability management, the company enters into various types of transactions that involve financial instruments with off-balance-sheet risk. These instruments are entered into in order to manage financial market risk, including interest rate and foreign exchange risk. The notional values, carrying amounts, and fair values are tabled below.

Foreign exchange forward contracts. The company enters into foreign exchange forward contracts to buy and sell currencies as economic hedges of its net monetary asset positions in its foreign subsidiaries and liabilities for products purchased from FASL. The hedging transactions in 1995 were denominated in lira, yen, French franc, deutsche mark, and pound sterling. The maturities of these contracts are generally less than six months.

--------------------------------------------------------------------------------
notes
     TO CONSOLIDATED FINANCIAL STATEMENTS


--------------------------------------------------------------------------------

Foreign currency options. The joint venture (FASL) investments are denominated in yen, and therefore, are subject to exposure due to fluctuations in yen exchange rates. Thus, the company hedges its exposures on certain firm commitments relating to the FASL investment with foreign currency options denominated in yen. The maturities of these options are generally less than six months. No foreign currency options were outstanding as of December 31, 1995.

Interest rate swaps. The company engaged in interest rate swaps primarily to reduce its interest rate exposure on its term loan and on a building lease obligation by changing a portion of the company's interest rate obligation from a floating rate to a fixed rate basis without exchanges of the underlying notional amounts. The fixed interest rates are based on one to five year swap rates, and the floating interest rates are based on three or six month LIBOR. These interest rate swaps will mature in 1996 and 1997.

Fair value of financial instruments with off-balance-sheet risk. The estimates of fair value were obtained using prevailing financial market information as of December 31, 1995. In certain instances where judgment is required in estimating fair value, price quotes were obtained from certain of the company's counterparty financial institutions.


                                95                            94
                     -----------------------------------------------------------
                    Notional  Carrying  Fair      Notional  Carrying  Fair
(Thousands)          Amount    Amount   Value      Amount    Amount   Value
--------------------------------------------------------------------------------
Interest rate
  instruments:
  Swaps              $190,000   $(518)   $(1,694)   $40,000   $(518)  $ 228
Foreign
  exchange
  instruments:
  Foreign
    exchange
    forward
    contracts          36,670    (102)      (102)    32,651     536     536
  Foreign
    currency
    options                 -       -          -     12,662       -    (200)

Fair value of other financial instruments.

The carrying value of short-term debt approximates fair value due to its short-term maturity. The fair value for long-term debt was estimated using discounted cash flow analysis based on estimated interest rates for similar types of borrowing arrangements.

     The carrying amounts and estimated fair values of the company's other financial instruments are as follows:



                                         95                  94
                                   ------------------------------------
                                  Carrying   Fair     Carrying  Fair
(Thousands)                        Amount    Value     Amount   Value
-----------------------------------------------------------------------
Short-term debt:
  Notes payable                    $ 27,070  $ 27,070  $32,459  $32,459
Long-term debt
  (excluding capital leases)        167,527   169,146   20,933   20,255

-----------------------------------------------------------------------

Securities held-to-maturity and available-for-sale.
The following is a summary of held-to-maturity and available-for-sale securities included in cash and cash equivalents and short-term investments as of December 31, 1995 and December 25, 1994.


                                                 95                 94
                                         -------------------------------------
(Thousands)                              Available-for-sale  Held-to-maturity
------------------------------------------------------------------------------
Certificates of deposit                            $ 15,002          $  4,997
Treasury notes                                       10,437                 -
Federal agency notes                                  9,202                 -
Security repurchase agreements                       53,370            50,800
Commercial paper                                     14,914            24,760
Other debt securities                                   434             1,672
                                                 ----------        ----------
  Total cash equivalents                           $103,359          $ 82,229
                                                 ==========        ==========
Certificates of deposit                            $ 70,551          $ 95,342
Municipal notes and bonds                            52,256                 -
Corporate notes                                      37,898           101,850
Treasury notes                                       54,933            44,877
Commercial paper                                     46,656            14,442
Money market auction preferred stocks               114,999            36,700
                                                 ----------        ----------
  Total short-term investments                     $377,293          $293,211
                                                 ==========        ==========
------------------------------------------------------------------------------

notes
     TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

On November 15, 1995, the FASB staff issued the Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." In accordance with provisions in that Special Report, the company chose to reclassify cash equivalents and short-term investments from held-to-maturity to available-for-sale. At the date of the transfer, the amortized cost of those securities was approximately $480.7 million. Since the securities transferred on December 31, 1995 are short-term in nature, changes in market interest rates did not have a significant impact on the fair value of these securities. The net unrealized gain on these securities was immaterial.

     The available-for-sale equity securities that the company held, included in other assets, had a cost and fair value of $14.5 million and $75.1 million, respectively, as of December 31, 1995, and a cost and fair value of $9.4 million and $18.5 million, respectively as of December 25, 1994. At December 31, 1995, the total net unrealized holding gain on these equity securities, net of tax, was approximately $42.5 million, of which $33.4 million was recorded in 1995. The entire, net of tax, unrealized holding gain is included in retained earnings.

     As of December 31, 1995, the company did not own any securities classified as trading.

 NOTE 4   CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the company to concentrations of credit risk consist primarily of cash equivalents, short-term investments, trade receivables, and financial instruments used in hedging activities.

     The company places its cash equivalents and short-term investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure with any one financial institution. Investments in time deposits and certificates of deposit are acquired from banks having combined capital, surplus and undistributed profits of not less than $200 million. Investments in commercial paper and money market auction preferred stocks of industrial firms and financial institutions are rated A1, P1 or better, investments in tax-exempt securities including municipal notes and bonds are rated AA, Aa or better, and investments in repurchase agreements must have securities of the type and quality listed above as collateral.

     Concentrations of credit risk with respect to trade receivables are limited because a large number of geographically diverse customers make up the company's customer base, thus spreading the trade credit risk. The company controls credit risk through credit approvals, credit limits, and monitoring procedures. The company performs in-depth credit evaluations of all new customers and requires letters of credit, bank guarantees and advance payments, if deemed necessary. Bad debt expenses have not been material.

     The counterparties to the agreements relating to the company's foreign exchange and interest rate instruments consist of a number of major, high credit quality, international financial institutions. The company does not believe that there is significant risk of nonperformance by these counterparties because the company monitors the credit ratings of such counterparties, and limits the financial exposure and the amount of agreements entered into with any one financial institution. While the notional amounts of financial instruments are often used to express the volume of these transactions, the potential accounting loss on these transactions if all counterparties failed to perform is limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the obligations of the company to the counterparties.

 NOTE 5   CONCENTRATIONS OF OTHER RISKS

Products. Microprocessor products and Flash memory devices contributed a significant portion of the company's revenues and profits in 1995. The company expects that its ability to maintain or expand its current levels of revenues and profits in the future will depend upon, among other things, its success in developing and marketing, in a timely manner, its next generation of microprocessor products, the K86 RISC SUPERSCALAR products, and future generations of Flash memory devices.

--------------------------------------------------------------------------------
notes
     TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Markets. The markets for the company's products are characterized by rapid technological developments, evolving industry standards, changes in customer requirements, frequent new product introductions and enhancements, and short product life cycles. The market for microprocessors and Flash memory devices is primarily dependent upon the market for personal computers. From time to time, the PC industry has experienced significant downturns, often in connection with, or in anticipation of, declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, and resultant accelerated erosion of average selling prices. The company's business could be materially and adversely affected by industry-wide fluctuations in the PC marketplace in the future.

Inventories. Given the volatility of the market, the company makes inventory provisions for potentially excess and obsolete inventory based on backlog and forecasted demand. However, such backlog demand is subject to revisions, cancellations, and rescheduling. Actual demand will inevitably differ from such anticipated demand, and such differences may have a material effect on the financial statements.

Customers. The company markets and sells its products primarily to a broad base of customers comprised of Distributors and Original Equipment Manufacturers
(OEMs) of computation and communication equipment. One of the company's distributors, Arrow Electronics, Inc., accounted for approximately 12 percent of 1995 net sales. No other Distributor or OEM customer constituted 10 percent or more of net sales in 1995.

International operations. The company derives more than half of its revenues from international sales. However, only a portion of the company's international sales were denominated in foreign currencies. Further, the company does not have any sales denominated in the local currencies of those countries which have highly inflationary economies.

     Nearly all product assembly and final testing of the company's products are performed at its manufacturing facilities in Penang, Malaysia; Singapore; and Bangkok, Thailand; or by subcontractors in Asia. Wafer fabrication of certain products is performed at foundries in Asia. FASL wafer fabrication facilities are located in Aizu-Wakamatsu, Japan. Foreign manufacturing entails political and economic risks, including political instability, expropriation, currency controls and fluctuations, changes in freight and interest rates, and exemptions for taxes and tariffs. For example, if the company were unable to assemble and test its products abroad, or if air transportation between the United States, the company's overseas facilities and customers worldwide were disrupted, there could be a material adverse effect on the company's operations.

Materials. Certain of the raw materials used by the company in the manufacture of its products are available from a limited number of suppliers. For example, several types of integrated circuit packages purchased by the company, as well as by the majority of other companies in the semiconductor industry, are principally supplied by Japanese companies. Shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. If the company were unable to procure certain of such materials, it would be required to reduce its manufacturing operations, which could have a material adverse effect upon its results of operations.

--------------------------------------------------------------------------------
notes
     TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

 NOTE 6   STOCKHOLDERS' EQUITY

The following is a summary of the changes in the components of consolidated stockholders' equity for the three years ended December 31, 1995.

                                          Preferred Stock                 Common Stock
                                        -------------------            ------------------
                                        Number                         Number                 Capital in                   Total
                                          of                             of                   Excess of     Retained   Stockholders'
(Thousands)                             Shares       Amount            Shares     Amount      Par Value     Earnings      Equity
------------------------------------------------------------------------------------------------------------------------------------

December 27, 1992                           345       $ 35              88,226    $  885        $532,674  $  513,146   $1,046,740

Issuance of shares:
     Employee stock plans                     -          -               3,218        31          19,408           -       19,439
     Fujitsu Limited                          -          -               1,000        10          22,952           -       22,962
Compensation recognized under
     employee stock plans                     -          -                   -         -           1,313           -        1,313
Income tax benefits realized from
     employee stock option exercises          -          -                   -         -          43,386           -       43,386
Preferred stock dividends                     -          -                   -         -               -     (10,350)     (10,350)
Net income                                    -          -                   -         -               -     228,781      228,781
                                        -------      -----             -------    ------      ----------  ----------   ----------
December 26, 1993                           345         35              92,444       926         619,733     731,577    1,352,271

Issuance of shares:
     Employee stock plans                     -          -               1,970        19          16,911           -       16,930
     Fujitsu Limited                          -          -               1,000        10          22,625           -       22,635
Compensation recognized under
     employee stock plans                     -          -                   -         -           1,971           -        1,971
Conversion of preferred stock to
     common stock                             -         (1)                  3         1               -           -            -
Income tax benefits realized from
     employee stock option
      exercises                               -          -                   -         -          37,433           -       37,433
Preferred stock dividends                     -          -                   -         -               -     (10,350)     (10,350)
Net income                                    -          -                   -         -               -     305,266      305,266
Unrealized gain from
 available-for-sale investments               -          -                   -         -               -       9,109        9,109
                                        -------      -----             -------    ------      ----------  ----------   ----------
December 25, 1994                           345         34              95,417       956         698,673   1,035,602    1,735,265

Issuance of shares:
     Employee stock plans                     -          -               2,249        22          23,051           -       23,073
Compensation recognized under
     employee stock plans                     -          -                   -         -           2,483           -        2,483
Conversion of preferred stock to
     common stock                          (345)       (34)              6,853        69          (2,536)          -       (2,501)
Income tax benefits realized from
     employee stock option
      exercises                               -          -                   -         -          15,189           -       15,189
Preferred stock dividends                     -          -                   -         -               -         (10)         (10)
Redemption of stockholder rights
 plan                                         -          -                   -         -          (1,035)          -       (1,035)
Net income                                    -          -                   -         -               -     300,521      300,521
Unrealized gain from
 available-for-sale investments
     and translation adjustment
      for joint venture                       -          -                   -         -               -      27,143       27,143
                                        -------      -----             -------    ------      ----------  ----------   ----------
December 31, 1995                             -       $  -             104,519    $1,047        $735,825  $1,363,256   $2,100,128
                                        =======      =====             =======    ======      ==========  ==========   ==========

--------------------------------------------------------------------------------

 NOTE 7  SERIAL PREFERRED STOCK

In March 1987, the company sold 345,000 shares of Convertible Exchangeable Preferred Stock, $.10 par value. Dividends were payable quarterly in arrears at an annual rate of $30 per share (6 percent) cumulative from the date of original issue. The preferred stock was redeemable for cash at any time at the option of the company, in whole or in part, at prices declining to $500 per share at March 15, 1997, plus unpaid dividends. The preferred stock was convertible at any time at the option of the holder into common stock at the initial conversion rate of
19.873 common shares for each preferred share.

     On February 10, 1995, the company called all outstanding shares of its preferred stock for redemption on March 13, 1995, at a redemption price of $509.00 per share, plus $7.30 of accrued and unpaid dividends. Prior to the redemption date, 343,427 shares of preferred stock

--------------------------------------------------------------------------------
notes
     TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

were surrendered for conversion which resulted in the issuance of 6,824,694 shares of the company's common stock. Pursuant to previous arrangements, on March 14, 1995, the company sold 28,518 shares of its common stock to certain institutions and used the proceeds to fund the redemption of 1,435 shares of preferred stock which were not converted.

 NOTE 8   STOCKHOLDER RIGHTS PLAN

In February 1990, the company adopted a stockholder rights plan and declared a dividend distribution of preferred stock purchase rights at the rate of one right for each share of common stock held as of the close of business on February 20, 1990. The rights were not exercisable, or transferable apart from the common stock, until certain events occurred. The rights were redeemable at any time at the option of the company.

     On May 3, 1995, the company redeemed all its preferred stock purchase rights for a redemption price of $.01 per right (approximately $1 million) paid on May 24, 1995, to the holders of the company's common stock as of the redemption date.


 NOTE 9    INCOME TAXES

Provision for income taxes consists of:


(Thousands)                         95         94        93
-----------------------------------------------------------------
Current:
  U.S. Federal                $ 58,683   $154,425   $83,598
  U.S. State and Local           1,855     13,001     3,640
  Foreign National and
   Local                        10,594      7,350     2,332
Deferred:
  U.S. Federal                  43,827    (18,239)   (1,947)
  U.S. State and Local          (3,167)    (2,820)    1,798
  Foreign National and
   Local                           946        (14)     (203)
                              --------   --------   -------
Provision for income taxes    $112,738   $153,703   $89,218
                              ========   ========   =======

Tax benefits resulting from the exercise of nonqualified stock options and the disqualifying disposition of shares acquired under the company's incentive stock option and stock purchase plans reduced taxes currently payable as shown above by $15.2 million, $37.4 million, and $43.4 million in 1995, 1994, and 1993, respectively. Such benefits were credited to capital in excess of par value when realized.

     Under SFAS No. 109, deferred income taxes reflect the net tax effects of tax carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax assets and liabilities as of December 31, 1995, December 25, 1994, and December 26, 1993 are as follows:


(Thousands)                              95         94         93
------------------------------------------------------------------
Deferred tax assets:
  Deferred distributor
   income                         $  40,583   $ 31,396   $ 31,349
  Inventory reserves                 29,665     18,809     14,935
  Accrued expenses not
   currently deductible              16,717     39,467     21,799
  Federal and state tax
   credit carryovers                  6,249      2,873     30,888
  Other                              49,850     39,081     27,569
                                  ---------   --------   --------
    Total deferred tax assets       143,064    131,626    126,540
  Less: valuation allowance              --         --    (26,415)
                                  ---------   --------   --------
    Net deferred tax assets         143,064    131,626    100,125
                                  ---------   --------   --------
Deferred tax liabilities:
  Depreciation                     (109,141)   (59,614)   (44,886)
  Other                             (19,373)   (15,855)   (20,154)
                                  ---------   --------   --------
   Total deferred tax
    liabilities                    (128,514)   (75,469)   (65,040)
                                  ---------   --------   --------
Net deferred tax assets           $  14,550   $ 56,157   $ 35,085
                                  =========   ========   ========

The 1993 valuation allowance for deferred tax assets, attributable to stock option deductions, were credited to equity upon realization in 1994.

     Pretax income from foreign operations was $60.6 million in 1995, $45.7 million in 1994, and $40.0 million in 1993.

--------------------------------------------------------------------------------
notes
     TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

The following is a reconciliation between statutory federal income taxes and the total provision for income taxes:

                                                      95               94                93
                                              -----------------------------------------------------
(Thousands except percent)                     Tax        Rate   Tax        Rate   Tax        Rate
---------------------------------------------------------------------------------------------------
Statutory federal income tax provision         $132,417   35.0%  $164,344   35.0%  $111,522   35.0%
State taxes net of federal benefit                  216    0.1      6,601    1.4      3,535    1.1
Tax exempt Foreign Sales Corporation income      (6,848)  (1.8)    (8,955)  (1.9)    (7,236)  (2.3)
Tax credits utilized                                 --     --         --     --     (5,004)  (1.5)
Foreign income at other than U.S. rates         (11,503)  (3.1)    (9,633)  (2.1)   (10,398)  (3.3)
Other                                            (1,544)  (0.4)     1,346    0.3     (3,201)  (1.0)
                                                -------   ----    -------   ----    -------   ----
                                               $112,738   29.8%  $153,703   32.7%  $ 89,218   28.0%
                                                =======   ====    =======   ====    =======   ====
---------------------------------------------------------------------------------------------------

No provision has been made for income taxes on approximately $264.6 million of cumulative undistributed earnings of certain foreign subsidiaries because it is the company's intention to permanently invest such earnings. If such earnings were distributed, additional taxes of $92.6 million would accrue.

     The company's Far East assembly and test plants in Singapore and Thailand are operated under various tax holidays which expire in whole or in part during 1996 and 1998. Possible extensions of the holiday period, as well as other tax incentives, are anticipated to result in minimal tax liabilities in these countries through 1998. The net impact of these tax holidays was an increase in net income of approximately $6.2 million ($0.06 per share) in 1995.

 NOTE 10 DEBT

The company has certain debt agreements that contain provisions regarding restrictions on cash dividends, maintenance of specified working capital and net worth levels, and specific financial ratio requirements. At December 31, 1995, the company was in compliance with all restrictive covenants of such debt agreements and all retained earnings were restricted as to payments of cash dividends on common stock.

     Significant elements of uncommitted, unsecured revolving lines of credit are:


(Thousands except percent)                         95                    94
--------------------------------------------------------------------------------
Total lines of credit                           $345,801              $378,182
Portion of lines of credit available to
  foreign subsidiaries                            95,801               128,182
Amounts outstanding at year-end:
  Short-term                                      27,070                32,459
Short-term borrowings:
  Average daily borrowings                        29,666                33,449
  Maximum amount outstanding at
   any month-end                                  36,105                35,384
  Weighted monthly average interest rate            4.19%                 4.32%
  Average interest rate on amounts
   outstanding at year-end                          4.41%                 4.42%

--------------------------------------------------------------------------------

Interest on foreign and short-term domestic borrowings is negotiated at the time of the borrowing.

     Information with respect to the company's long-term debt and capital lease obligations at year-end is:

(Thousands)                                         95                94
--------------------------------------------------------------------------------
Term loan with variable interest at 7.06%
  at December 31, 1995 payable quarterly
  through 1998                                   $150,000          $     --
Promissory notes with principal and
  6.88% interest payable annually
  through January 2000, secured by a
  partnership interest                             10,276            11,946
Mortgage with principal and 9.88%
  interest payable in monthly installments
  through April 2007                                2,167             2,382
Obligations under capital leases                   77,299            82,714
Obligations secured by equipment                    4,990             6,482
Other                                                  94               123
                                                  -------           -------
                                                  244,826           103,647
Less: current portion                             (29,861)          (27,895)
                                                  -------           -------
Long-term debt and capital lease
     obligations, less current portion           $214,965          $ 75,752
                                                  =======           =======
--------------------------------------------------------------------------------

On January 5, 1995, the company obtained a $150 million four-year term loan with a consortium of eight commercial banks. The loan has a floating interest rate that resets on the one, two, three, or six month LIBOR and requires quarterly interest payments with the principal to be paid at the end of the term in 1998. The interest rate on the loan at December 31, 1995 was 7.06 percent.

--------------------------------------------------------------------------------
notes
     TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

For each of the next five years and beyond, long-term debt and capital lease obligations are:


                                         Long-term
                                            Debt        Capital
(Thousands)                           (Principal only)  Leases
---------------------------------------------------------------
1996                                         $  3,646   $27,297
1997                                            3,802    26,255
1998                                          154,033    21,532
1999                                            2,326     6,949
2000                                            2,493     1,182
Beyond 2000                                     1,227         -
                                             --------   -------
Total                                         167,527    83,215
Less: Amount representing interest                  -     5,916
                                             --------   -------
Total at present value                       $167,527   $77,299
                                             ========   =======

Obligations under the lease agreements are collateralized by the assets leased. Total assets leased were approximately $141.5 million and $131.3 million at December 31, 1995 and December 25, 1994, respectively. Accumulated amortization of these leased assets was approximately $95.3 million and $60.2 million at December 31, 1995 and December 25, 1994, respectively.


 NOTE 11  INTEREST EXPENSE & INTEREST INCOME AND OTHER, NET

Interest expense

(Thousands)                                 95        94        93
--------------------------------------------------------------------
Interest expense                        $ 18,750   $10,138   $ 9,994
Interest capitalized                     (18,043)   (8,294)   (7,084)
                                        --------   -------   -------
                                        $    707   $ 1,844   $ 2,910
                                        ========   =======   =======

--------------------------------------------------------------------

In 1995, interest expense primarily consisted of interest payments on the $150 million four-year term loan the company entered into on January 5, 1995; and interest capitalized primarily related to the construction of Fab 25.

Interest income and other, net


(Thousands)               95       94        93
--------------------------------------------------
Interest income        $27,816  $22,456   $15,990
Other income (loss)      2,947   (6,197)      500
                       -------  -------   -------
                       $30,763  $16,259   $16,490
                       =======  =======   =======
--------------------------------------------------


In 1995, other income (loss) primarily consisted of the $2.7 million realized gain on an equity investment in Seeq Corporation. In 1994, other income (loss) primarily consisted of the $33 million settlement cost related to the class action lawsuits and stockholders' derivative action offset by an $18 million gain resulting from an award of damages in the arbitration proceedings with Intel. Also included in other income (loss) for all years presented is the net gain (loss) on the sale of assets.


 NOTE 12   FOREIGN AND DOMESTIC OPERATIONS

The company is currently engaged in a single line of business: The design, development, manufacture, and sale of programmable products in concert with applications solutions to the manufacturers of equipment for personal and networked computation and communications.

     Operations outside the United States include both manufacturing and sales. Manufacturing subsidiaries are located in Malaysia, Singapore, and Thailand. Sales subsidiaries are in Europe and Asia.

     The following is a summary of operations by entities within geographic areas for the three years ended December 31, 1995:


(Thousands)                      95           94           93
----------------------------------------------------------------
Sales to unaffiliated
  customers:
  North America          $1,741,585   $1,524,050   $1,174,410
  Europe                    491,293      483,632      343,600
  Asia                      196,846      126,977      130,270
                         ----------   ----------   ----------
                         $2,429,724   $2,134,659   $1,648,280
                         ==========   ==========   ==========
Transfers between
  geographic areas
  (eliminated in
  consolidation):
  North America          $  743,117   $  563,303   $  444,378
  Asia                      396,158      323,050      277,496
                         ----------   ----------   ----------
                         $1,139,275   $  886,353   $  721,874
                         ==========   ==========   ==========
Operating income:
  North America          $  290,626   $  467,131   $  265,676
  Europe                     18,922       15,860        8,376
  Asia                       38,729       30,148       31,001
                         ----------   ----------   ----------
                         $  348,277   $  513,139   $  305,053
                         ==========   ==========   ==========
Identifiable assets:
  North America          $2,589,476   $2,090,080   $1,647,477
  Europe                     85,664      120,070       88,003
  Asia                      463,530      361,144      312,529
  Eliminations             (107,402)    (125,592)    (118,778)
                         ----------   ----------   ----------
                         $3,031,268   $2,445,702   $1,929,231
                         ==========   ==========   ==========
U.S. export sales:
  Asia                   $  485,625   $  436,120   $  314,268
  Europe                    190,866      117,811      109,226
                         ----------   ----------   ----------
                         $  676,491   $  553,931   $  423,494
                         ==========   ==========   ==========

----------------------------------------------------------------

--------------------------------------------------------------------------------
notes
     TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Sales to unaffiliated customers are based on the location of the company's subsidiary. Transfers between geographic areas consist of products and services that are sold at amounts generally above cost and are consistent with governing tax regulations. Operating income is total sales less operating expenses. Identifiable assets are those assets used in each geographic area. Export sales are United States foreign direct sales to unaffiliated customers primarily in Europe and Asia.

 NOTE 13   EMPLOYEE BENEFIT PLANS

Stock option plans. The company has several stock option plans under which key employees have been granted incentive (ISOs) and nonqualified (NSOs) stock options to purchase the company's common stock. Generally, options are exercisable within four years from the date of grant and expire five to ten years after the date of grant. ISOs granted under the plans have exercise prices of not less than 100 percent of the fair market value of the common stock at the date of grant. Exercise prices of NSOs may not be less than 50 percent of the fair market value of the common stock at the date of grant. At December 31, 1995, 2,940 employees were eligible and participating in the plans.

     The following is a summary of stock option exercises:


(Thousands)                                         95         94        93
------------------------------------------------------------------------------
Aggregate exercise price                         $ 14,770   $ 10,149   $14,029
Options exercised                                   1,635      1,589     2,749
--------------------------------------------------------------------------------

A summary of the stock option plans at December 31, 1995 and December 25, 1994 are shown below.


(Thousands except per share amounts)                           95        94
--------------------------------------------------------------------------------
Options:
  Outstanding at beginning of year                            11,919    10,961
  Granted                                                      2,627     2,789
  Canceled                                                      (386)     (242)
  Exercised                                                   (1,635)   (1,589)
                                                            --------   -------
    Outstanding at end of year                                12,525    11,919
                                                            ========   =======
  Exercisable at beginning of year                             5,878     4,852
  Exercisable at end of year                                   6,570      5,878
  Available for grant at beginning of year                     2,960       963
  Available for grant at end of year                             701     2,960
  Aggregate exercise price of options
   outstanding at end of year                               $247,913   $193,000
  Average exercise price of options
   outstanding at end of year                                 $19.79     $16.19
--------------------------------------------------------------------------------

Stock appreciation rights plans. The company maintains three stock appreciation rights plans under which stock appreciation rights (SARs) either have been or may be granted to key employees. The number of SARs exercised plus common stock issued under the stock option plans may not exceed the number of shares authorized under the stock option plans. SARs may be granted in tandem with outstanding stock options, in tandem with future stock option grants, or independently of any stock options. Generally, the terms of SARs granted under the plans are similar to those of options granted under the stock option plans, including exercise prices, exercise dates, and expiration dates. To date, the company has granted only limited SARs, which become exercisable only in the event of certain changes in control of the company.

Stock purchase plan. The company has a stock purchase plan that allows participating employees to purchase, through payroll deductions, shares of the company's common stock at 85 percent of the fair market value at specified dates. At December 31, 1995, 6,723 employees were eligible to participate in the plan and 482,182 common shares remained available for issuance under the plan. A summary of stock purchased under the plan is shown below.


(Thousands except
employee participants)           95      94      93
-----------------------------------------------------
Aggregate purchase price    $10,873  $8,115  $6,413
Shares purchased                467     412     387
Employee participants         2,720   1,941   1,684
-----------------------------------------------------

Profit sharing program. The company has a profit sharing program to which the Board of Directors has authorized semiannual contributions. Profit sharing contributions were $44.7 million in 1995, $57.0 million in 1994, and $33.9 million in 1993.

Retirement savings plan. The company has a retirement savings plan, commonly known as a 401(k) plan, that allows participating United States employees to contribute from 1 percent to 15 percent of their pre-tax salary subject to IRS limits. The company makes a matching contribution calculated at 50 cents on each dollar of the first 3 percent of participant contributions, to a maximum of 1.5 percent of eligible compensation. The company's contributions to the 401(k) plan were $4.3 million, $3.7 million, and $3.2 million for 1995, 1994, and 1993, respectively. There are four investment funds in which each employee may invest contributions in whole percentage increments.

notes
     TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Restricted stock award plan. The company established the 1987 restricted stock award plan under which up to two million shares of common stock may be issued to employees, subject to terms and conditions determined at the discretion of the Board of Directors. The company entered into agreements to issue 226,427, 180,000, and 19,000 shares in 1995, 1994, and 1992, respectively. To date, agreements covering 212,212 shares have been canceled without issuance and 1,252,964 shares have been issued pursuant to prior agreements. At December 31, 1995, agreements covering 436,427 shares were outstanding under the plan and 310,609 shares remained available for future awards. Outstanding awards vest under varying terms within five years.

 NOTE 14   COMMITMENTS

The company leases certain of its facilities under agreements which expire at various dates through 2011. The company also leases certain of its manufacturing and office equipment for terms ranging from one to six years. Rent expense was $36.1 million, $31.9 million, and $31.9 million in 1995, 1994, and 1993, respectively.

     For each of the next five years and beyond, noncancelable long-term operating leases obligations and commitments to purchase manufacturing supplies and services are as follows:


                    Operating       Purchase
(Thousands)          Leases       Commitments
-----------------------------------------------
     1996            $28,996          $ 5,074
     1997             22,298            4,868
     1998             17,123            4,868
     1999             11,426            4,868
     2000             11,144            3,797
     Beyond 2000      11,503           27,900

-----------------------------------------------

The operating lease of the company's corporate sales and marketing facility expires in December 1998. The company has the option of extending the lease agreement or purchasing the building for $40 million. The company may also consider alternative financing arrangements.

     At December 31, 1995, the company had commitments of approximately $93 million for the construction or acquisition of additional property, plant, and equipment.

     The company is currently planning to build a submicron wafer fabrication and design facility in Dresden, Germany at an estimated cost of approximately $1.5 billion over 5 years. The German federal and state governments will provide financing assistance to the facility through grants and allowances, loan guarantees, and loan interest subsidies. As of December 31, 1995, the company had commitments to make cash investments and loans, in aggregate, in this facility amounting to approximately $350 million over the next 4 years.

     In December 1995, the company signed a five-year, comprehensive patent cross-license agreement with Intel. The cross-license is royalty-bearing for the company's products that use certain Intel technologies. The company is required to pay Intel minimum non-refundable royalties during the years 1997 through 2000.

 NOTE 15   INVESTMENT IN JOINT VENTURE

In 1993, the company and Fujitsu Limited established a joint venture, Fujitsu AMD Semiconductor Limited (FASL), to manufacture Flash memory devices. The company's share of FASL is 49.95 percent and the investment is being accounted for under the equity method. In 1995, the company invested an additional $18.0 million in FASL, and the company's share of FASL net income during 1995 was $34.9 million, net of income taxes of approximately $18.8 million. At December 31, 1995, the adjustment related to the translation of the FASL financial statements into U.S. dollars resulted in a decrease of approximately $6.2 million to the investment in FASL.

     Pursuant to a cross-equity provision between AMD and Fujitsu Limited, the company purchased $12.7 million of Fujitsu Limited shares, with certain resale restrictions. Under the same provision, Fujitsu Limited has purchased 2 million shares of AMD common stock, and is required to purchase an additional 2.5 million shares over the next several years, for a total investment not to exceed $100 million. No purchases were made in 1995.

     The following are condensed unaudited financial data of FASL:


Three Years Ended December 31, 1995
(Unaudited)  (Thousands)              95        94       93
-----------------------------------------------------------------
Net sales                          $252,069  $      -   $    -
Operating income (loss)             117,411   (32,203)  (1,772)
Net income (loss)                   107,563   (32,293)  (1,772)

-----------------------------------------------------------------

Dec. 31, 1995 and Dec. 25, 1994
(Unaudited)  (Thousands)              95        94
-------------------------------------------------------
Current assets                     $161,810  $ 10,907
Non-current assets                  326,252   263,380
Current liabilities                 107,524    29,362
Non-current liabilities                 284        60

-------------------------------------------------------

--------------------------------------------------------------------------------
notes
     TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

 NOTE 16   CONTINGENCIES

I. Litigations

A. Class action lawsuits. On November 3 and 15, 1995, two class action lawsuits were filed, purportedly on behalf of purchasers of the company's stock from April 11, 1995, to September 25, 1995, alleging that the company and various of its officers and directors violated sections of the Securities Exchange Act of 1934 Rule 10b-5 promulgated thereunder by issuing allegedly false and misleading statements concerning the development and production of the AMD-K5 microprocessor. The complaints seek damages in an unspecified amount. Based upon information presently known to management, the company does not believe that the ultimate resolution of these lawsuits will have a material adverse effect upon the financial condition or results of operations of the company.

B. AMD v. Altera Corporation. This litigation, which began in 1994, involves multiple claims and counterclaims for patent infringement relating to the company's and Altera Corporation's programmable logic devices. Based upon information presently known to management, the company does not believe that the ultimate resolution of this lawsuit will have a material adverse effect upon the financial condition or results of operations of the company.

C. Thorn EMI North America, Inc. v. AMD. This litigation was filed in 1995 and alleges that AMD is infringing a patent owned by Thorn EMI North America, Inc. relating to the processes used by AMD to manufacture microprocessors. Based upon information presently known to management, the company does not believe that the ultimate resolution of this lawsuit will have a material adverse effect upon the financial condition or results of operations of the company.

II. SEC Investigation

The Securities and Exchange Commission (SEC) began an informal investigation of the company in 1993 concerning the company's disclosures relating to the development of microcode for one of its Am486 products. The company has been cooperating fully with the SEC.

III. Environmental Matters

Clean-Up Orders. Since 1981, the company has discovered, investigated, and begun remediation of three sites where releases from underground chemical tanks at its facilities in Santa Clara County, California adversely affected the groundwater. The chemicals released into the groundwater were commonly in use in the semiconductor industry in the wafer fabrication process prior to 1979. At least one of the released chemicals (which is no longer used by the company) has been identified as a probable carcinogen.

     In 1991, the company received four Final Site Clean-up Requirements Orders from the California Regional Water Quality Control Board, San Francisco Bay Region (RWQCB) relating to the three sites. One of the orders named the company as well as TRW Microwave, Inc. and Philips Semiconductors Corporation. Another of the orders named the company as well as National Semiconductor Corporation.

     The three sites in Santa Clara County are on the National Priorities List (Superfund). If the company fails to satisfy federal compliance requirements or inadequately performs the compliance measures, the government (a) can bring an action to enforce compliance, or (b) can undertake the desired response actions itself and later bring an action to recover its costs, and penalties, which is up to three times the costs of clean-up activities, if appropriate. With regard to certain claims related to this matter the statute of limitations has been tolled.

     The company has computed and recorded the estimated environmental liability in accordance with applicable accounting rules and has not recorded any potential insurance recoveries in determining the estimated costs of the clean-up. The amount of environmental charges to earnings has not been material during the last three fiscal years. The company believes that the potential liability, if any, in excess of amounts already accrued with respect to the foregoing environmental matters will not have a material adverse effect on the financial condition or results of operations of the company.

--------------------------------------------------------------------------------
notes
     TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

IV. Other matters

The company is a defendant or plaintiff in various other actions which arose in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial condition or results of operations of the company.

 NOTE 17  SHELF REGISTRATION STATEMENT

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

 NOTE 18  SUBSEQUENT EVENT

On January 17, 1996, the company acquired NexGen, Inc. (NexGen) in a tax-free reorganization in which NexGen was merged directly into the company. The shareholders of NexGen receive eight-tenths (0.8) of a share of the common stock of AMD for each outstanding share of the common stock of NexGen. The company expects to issue approximately 33.6 million shares of common stock to the holders of NexGen common stock, options, rights to purchase under the employee stock purchase plan, and warrants.

     Pursuant to the merger, AMD extended NexGen a $60 million revolving line of credit, of which $30 million has been used as of December 31, 1995.

     The merger will be accounted for under the pooling-of-interests method and, accordingly, historical financial data in future reports will be restated to include NexGen data. The following unaudited pro forma data summarizes the combined results of operations of the company and NexGen as though the merger had occurred at the beginning of fiscal 1993.


Three Years Ended December 31, 1995
(Unaudited, pro forma)
(Thousands, except per share amounts)        95          94          93
--------------------------------------------------------------------------------
Net sales                                $2,468,379  $2,135,515  $1,648,280
Net income                                  216,326     281,247     216,589
Net income per
 common share:
  Primary                                $     1.59  $     2.18  $     1.79
  Fully diluted                          $     1.57  $     2.14  $     1.77

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

REPORT OF
     Ernst & Young LLP
           INDEPENDENT AUDITORS

--------------------------------------------------------------------------------

The Board of Directors and Shareholders
Advanced Micro Devices, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Micro Devices, Inc. at December 31, 1995 and December 25, 1994 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advanced Micro Devices, Inc. at December 31, 1995 and December 25, 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                       /s/ Ernst & Young LLP

San Jose, California
January 9, 1996, except for note 18, as to which the date is January 17, 1996

--------------------------------------------------------------------------------

SUPPLEMENTARY
     financial data


1995 and 1994 by Quarter (Unaudited)    Dec. 31,    Oct. 1,   July 2,   Apr. 2,   Dec. 25,   Sept. 25,   June 26,   Mar. 27,
(Thousands except per share amounts)          95         95        95        95         94          94         94         94
-----------------------------------------------------------------------------------------------------------------------------
Net sales                               $593,029   $590,385  $626,214  $620,096   $545,168    $543,114   $533,297   $513,080
Expenses:
  Cost of sales                          362,801    344,344   300,959   290,772    263,837     252,409    235,623    230,437
  Research and development               104,009    100,014   101,032    92,500     76,115      67,759     67,889     68,221
  Marketing, general, and
   administrative                         95,181     95,525    97,364    96,946     87,236      87,369     91,731     92,894
                                        --------   --------  --------  --------   --------    --------   --------   --------
                                         561,991    539,883   499,355   480,218    427,188     407,537    395,243    391,552
                                        --------   --------  --------  --------   --------    --------   --------   --------
Operating income                          31,038     50,502   126,859   139,878    117,980     135,577    138,054    121,528

Litigation settlement                         --         --        --        --    (58,000)         --         --         --
Interest income and other, net             7,526      9,867     6,657     6,713      5,317         394      6,366      4,182
Interest expense                            (706)        --        --        (1)        (1)       (205)      (899)      (739)
                                        --------   --------  --------  --------   --------    --------   --------   --------
Income before income taxes
 and equity in joint venture              37,858     60,369   133,516   146,590     65,296     135,766    143,521    124,971
Provision for income taxes                 3,786     16,517    44,060    48,375     21,548      44,803     47,362     39,990
                                        --------   --------  --------  --------   --------    --------   --------   --------
Income before equity in
 joint venture                            34,072     43,852    89,456    98,215     43,748      90,963     96,159     84,981
Equity in net income (loss)
 of joint venture                         21,500     12,311     2,529    (1,414)    (2,989)     (4,277)    (2,925)      (394)
                                        --------   --------  --------  --------   --------    --------   --------   --------
Net income                                55,572     56,163    91,985    96,801     40,759      86,686     93,234     84,587

Preferred stock dividends                     --         --        --        10      2,588       2,587      2,587      2,588
                                        --------   --------  --------  --------   --------    --------   --------   --------

Net income applicable to
 common stockholders                    $ 55,572   $ 56,163  $ 91,985  $ 96,791   $ 38,171    $ 84,099   $ 90,647   $ 81,999
                                        ========   ========  ========  ========   ========    ========   ========   ========
Net income per common share
                Primary                 $    .52   $    .52  $    .86  $    .96   $    .39    $    .86   $    .93   $    .85
                                        ========   ========  ========  ========   ========    ========   ========   ========
                Fully diluted           $    .52   $    .52  $    .86  $    .91   $    .39    $    .83   $    .89   $    .82
                                        ========   ========  ========  ========   ========    ========   ========   ========
Shares used in per share
 calculation
                Primary                  106,799    107,318   107,170   101,012     98,636      97,778     97,394     96,233
                                        ========   ========  ========  ========   ========    ========   ========   ========
                Fully diluted            106,799    107,319   107,306   106,717    105,490     104,872    104,249    103,670
                                        ========   ========  ========  ========   ========    ========   ========   ========
Common stock market price range
                High                    $  29.25   $  36.50  $  39.25  $  35.88   $  30.50    $  31.00   $  31.75   $  31.75
                Low                     $  16.13   $  28.00  $  32.13  $  23.50   $  22.25    $  24.00   $  22.63   $  16.75
------------------------------------------------------------------------------------------------------------------------------

FINANCIAL
     summary


Five Years Ended December 31, 1995
(Thousands except per share amounts)                     95           94           93            92           91
-------------------------------------------------------------------------------------------------------------------
Net sales                                        $2,429,724   $2,134,659   $1,648,280    $1,514,489   $1,226,649
Expenses:
  Cost of sales                                   1,298,876      982,306      789,564       746,486      658,824
  Research and development                          397,555      279,984      262,802       227,860      213,765
  Marketing, general, and administrative            385,016      359,230      290,861       270,198      244,900
                                                 ----------   ----------   ----------   -----------   ----------
                                                  2,081,447    1,621,520    1,343,227    1,244,544     1,117,489
                                                 ----------   ----------   ----------   -----------   ----------
Operating income                                    348,277      513,139      305,053       269,945      109,160
Litigation settlement                                    --      (58,000)          --            --           --
Interest income and other, net                       30,763       16,259       16,490        18,913       57,007
Interest expense                                       (707)      (1,844)      (2,910)      (17,227)     (20,880)
                                                 ----------   ----------   ----------   -----------   ----------
Income before income taxes and equity
 in joint venture                                   378,333      469,554      318,633       271,631      145,287
Provision for income taxes                          112,738      153,703       89,218        26,620           --
                                                 ----------   ----------   ----------   -----------   ----------
Income before equity in joint venture               265,595      315,851      229,415       245,011      145,287
Equity in net income (loss) of joint venture         34,926      (10,585)        (634)           --           --
                                                 ----------   ----------   ----------   -----------   ----------
Net income                                          300,521      305,266      228,781       245,011      145,287

Preferred stock dividends                                10       10,350       10,350        10,350       10,350
                                                 ----------   ----------   ----------   -----------   ----------
Net income applicable to common stockholders     $  300,511   $  294,916   $  218,431    $  234,661   $  134,937
                                                 ==========   ==========   ==========   ===========   ==========
Net income per common share
               Primary                                $2.85        $3.02        $2.30         $2.57        $1.53
                                                 ==========   ==========   ==========   ===========   ==========
               Fully diluted                          $2.81        $2.92        $2.24         $2.49        $1.52
                                                 ==========   ==========   ==========   ===========   ==========
Shares used in per share calculation
               Primary                              105,575       97,510       95,108        91,383       88,196
                                                 ==========   ==========   ==========   ===========   ==========
               Fully diluted                        107,035      104,570      102,063        98,475       95,540
                                                 ==========   ==========   ==========   ===========   ==========
Long-term debt and capital lease obligations,
 less current portion                            $  214,965   $   75,752   $   79,504    $   19,676   $   42,039
Total assets                                     $3,031,268   $2,445,702   $1,929,231    $1,448,095   $1,291,758

------------------------------------------------------------------------------------------------------------------

AMD's common stock (symbol AMD) is listed on the New York Stock Exchange. The company has never paid cash dividends on common stock and has no present plans to do so.
The number of stockholders of record at January 28, 1996 was 10,008.

CORPORATE
     directory

--------------------------------------------------------------------------------

DIRECTORS

W. J. Sanders III
Chairman of the Board and
Chief Executive Officer, AMD, and
a Director of Donaldson, Lufkin & Jenrette, Inc.

Dr. Friedrich Baur
President and Managing Partner, MST Beteiligungs und Unternehmensberatungs GmbH

Charles M. Blalack
Chairman of the Board and
Chief Executive Officer of Blalack and Company, Investment Advisors

Dr. R. Gene Brown
Private Investor and a Managing Director of Putnam, Hayes and Bartlett, Inc., an Economic Consulting Firm

Anthony B. Holbrook
Vice Chairman of the Board, AMD

Richard Previte
President and Chief Operating Officer, AMD

S. Atiq Raza
Corporate Vice President and
Chief Technical Officer, AMD

Joe L. Roby
Chief Operating Officer, Donaldson,
Lufkin & Jenrette, Inc., a Securities
Brokerage and Investment Banking Firm

Dr. Leonard M. Silverman
Dean, School of Engineering,
University of Southern California


CORPORATE OFFICERS

W. J. Sanders III
Chief Executive Officer and
Chairman of the Board

Richard Previte
President and Chief Operating Officer

Marvin Burkett
Senior Vice President, Chief Financial
and Administrative Officer and Treasurer

Gene Conner
Senior Vice President, Operations

S. Atiq Raza
Corporate Vice President and
Chief Technical Officer, AMD

Stanley Winvick
Senior Vice President, Human Resources

Stephen Zelencik
Senior Vice President and
Chief Marketing Executive

Thomas M. McCoy
Vice President, General Counsel and Secretary


GROUP VICE PRESIDENTS

John Bourgoin
Group Vice President,
Computation Products Group

Vinod Dham
Group Vice President,
Computation Products Group

Richard Forte
Group Vice President,
Communications and Components Group

Terryll R. Smith
Group Vice President, Sales


VICE PRESIDENTS

Benjamin M. Anixter
Vice President, External Affairs

Gary Ashcraft
Vice President and General Manager,
Communication Products Division

Frank Barone
Vice President and General Manager,
Programmable Logic Division and
Bipolar Operations

Kathryn Brandt
Vice President, Business Systems

Donald M. Brettner
Vice President, Manufacturing Services Division

David Chavoustie
Vice President and General Manager,
Embedded Processor Division

Susan T. Daniel
Vice President, Human Resource Operations

James Doran
Vice President, Technical Operations

Curt Francis
Vice President, Corporate Planning
and Development

Al F. Frugaletti
Vice President,
Worldwide Distribution and Headquarters Sales

Clive Ghest
Vice President, Business Development

Gary O. Heerssen
Vice President and Group Executive,
Austin Wafer Fabrication Operations

Robert R. Herb
Vice President, Group Strategic Marketing,
Computation Products Group

Larry Hollatz
Vice President and General Manager,
Texas Microprocessor Division

Robert M. Krueger
Vice President and General Manager,
I/O and Network Products Division

Gerald A. Lynch
Vice President, Asia Pacific Sales and Marketing

Walid Maghribi
Vice President and General Manager,
Non-Volatile Memory Division

Robert McConnell
Vice President

Giuliano Meroni
Vice President, Europe Sales and Marketing

K.C. Murphy
Vice President,
Systems and Platform Development

Daryl Ostrander
Vice President, Austin Wafer Fabrication

Joseph Proctor
Vice President, Information Systems

Geoff Ribar
Vice President, Corporate Controller

Douglas Ritchie
Vice President,
Information Integration and Access

Jack Saltich
Vice President, Fab 25

William Siegle
Vice President, Integrated Technology Division and Submicron Development Center, and Chief Scientist

Danne Smith
Vice President, Corporate Quality

Tom Stites
Vice President, Communications


TRANSFER AGENT AND REGISTRAR

The First National Bank of Boston
P.O. Box 644
Boston, Massachusetts 02102


LEGAL COUNSEL

Bronson, Bronson & McKinnon
505 Montgomery Street
San Francisco, California 94111-2514


INDEPENDENT AUDITORS

Ernst & Young LLP
55 Almaden Boulevard
San Jose, California 95113

--------------------------------------------------------------------------------

Corporate Address

AMD
One AMD Place
P.O. Box 3453
Sunnyvale, California 94088-3453


Financial Information

Copies of the annual report, 10-K and quarterly financial news releases are available without charge from the company's literature department at
(800) 222-9323. A faxed copy of the financial news release can also be requested using this phone number.
For other investor-related information, interested parties should contact the Investor Relations Department at
(408) 749-3127.


Manufacturing Facilities

Aizu-Wakamatsu, Japan
Austin, Texas
Bangkok, Thailand
Penang, Malaysia
Singapore
Sunnyvale, California

AMD
One AMD Place
P.O. Box 3453
Sunnyvale, California 94088-3453








(C) Advanced Micro Devices, Inc., 1996 Printed in U.S.A.

AMD-90264
RKD-AL- 130K-3/96-0