Form 10-K, Exhibit 13
period 1996-12-29
ADVANCED MICRO DEVICES INC
filed 1997-03-20
CIK 2488

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
              --------------------------------------------------
                      OPERATIONS AND FINANCIAL CONDITION
                      ----------------------------------

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
---------------------------------------------------------

The statements in this Management's Discussion and Analysis of Results of Operations and Financial Condition that are forward-looking are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially. The forward-looking statements relate to operating results, cash flows, realization of net deferred tax assets, capital expenditures and adequacy of resources to fund operations and capital investments; future business prospects for microprocessors, Flash memory device products and other product lines; the effect of foreign exchange contracts and interest rate swaps; the development, validation, certification, introduction, market acceptance and pricing of the K86/(TM)/ products; the Company's commitment to research and development; the effective utilization of Fab 25 (as defined below); the proposed Dresden and FASL manufacturing facilities (which are defined below); and the assembly and test facility to be constructed in Suzhou, China. See Financial Condition and Risk Factors below, as well as such other risks and uncertainties as are detailed in the Company's Securities and Exchange Commission reports and filings for a discussion of the factors that could cause the actual results to differ materially from the forward-looking statements.

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto at December 29, 1996 and December 31, 1995, and for each of the three years in the period ended December 29, 1996. On January 17, 1996, the Company acquired NexGen, Inc. (NexGen) in a transaction accounted for as a pooling-of-interests. All financial data and footnote information of the Company, including the Company's previously issued financial statements for the periods discussed herein, have been restated to give retroactive effect to the merger with NexGen.

RESULTS OF OPERATIONS
---------------------

AMD participates in the digital integrated circuit (IC) market - memory circuits, microprocessors and logic circuits - through, collectively, its Communications and Components Group (CCG), its Computation Products Group (CPG) and its Programmable Logic Division (Vantis). CCG products include Flash memory devices, Erasable Programmable Read-Only Memory (EPROM) devices, voice and data communications products, embedded processors, input/output (I/O) devices and network products. CPG products include microprocessors. Vantis products are high-speed programmable logic devices. The Company's operations relating to I/O devices and network products are currently included in the operations of CCG. The Company previously reported such results as part of CPG. All results for CCG and CPG for prior periods have been revised to conform to the new classification.

The following is a summary of the net sales of CCG, CPG and Vantis in 1996, 1995 and 1994:

(Millions)          1996              1995            1994
                ----------        -----------     ----------

CCG             $   1,364          $   1,434       $  1,147
CPG                   341                778            821
Vantis                248                256            187
                ----------        -----------     ----------
Total           $   1,953          $   2,468       $  2,155
                ==========        ===========     ==========

1996 net sales of $2.0 billion declined approximately 21 percent from 1995.
This decrease was primarily due to a decline in Am486/(R)/ microprocessor sales, as both unit volume and average selling prices decreased significantly. These decreases were partially offset by sales of AMD-K5/(TM)/ microprocessors which were introduced in 1996. Net sales of $2.5 billion in 1995 increased approximately 15 percent from 1994 primarily due to substantial growth in Flash memory sales and secondarily due to an increase in sales of communications products, the combination of which more than offset a decline in microprocessor sales.

CCG net sales decreased from 1995 to 1996, as net sales of Flash memory devices were flat and unit shipments of other CCG products declined. Flash memory devices contributed a significant portion of the Company's revenues in 1996 and 1995. In 1996, the market for the Company's Flash memory devices saw increasing competition and falling prices. The increase in CCG net sales in 1995 was due to increased sales of Flash memory devices, primarily due to growth in unit shipments and secondarily due to a change in product mix resulting in higher average selling prices.

CPG net sales decreased from 1995 to 1996 as well as from 1994 to 1995. The decline in CPG net sales was in each case due to increased market acceptance of higher performance fifth-generation microprocessors from Intel Corporation (Intel), coupled with the Company's delay in introducing competitive fifth-generation microprocessors. The Company's fifth-generation microprocessor, the AMD-K5 microprocessor, was introduced relatively late in the life cycle of fifth-generation products. As such, the Company believes the AMD-K5 microprocessor will be a transitional product and will not generate levels of sales achieved by the Am486 microprocessor over its product life. The Company intends to begin volume shipments of the AMD-K6/(TM)/ products in the second quarter of 1997, although no assurance can be made that such shipments will occur.

Vantis net sales decreased in 1996 due to lower unit shipments. The Company believes this decrease was caused by decreased market demand in the simple programmable logic market. The increase from 1994 to 1995 was primarily due to higher unit shipments. The Company is in the process of transferring its programmable logic device operations to a wholly owned subsidiary, Vantis Corporation. Vantis Corporation will rely upon the Company for manufacturing services. A dedicated programmable logic device sales force was formed and began operating as a separate unit in the second half of 1996.

All of the Company's products are in markets characterized by rapid technological change and significant competition. As such, there can be no assurance that trends, including falling prices for Flash memory devices, reduced microprocessor sales and decreased unit shipments of programmable logic devices, will not continue. See Risk Factors below.

Gross margin was 26 percent, 43 percent and 53 percent in 1996, 1995 and 1994, respectively. The decline in gross margin in 1996 was primarily due to lower sales, the underutilization of certain production facilities, and increased purchases by the Company of Flash memory devices from its manufacturing joint venture with Fujitsu Limited, Fujitsu AMD Semiconductor Limited (FASL), at
prices higher than the costs of similar products manufactured internally.   The
decline in gross margin in 1995 was due to Am486 processor price declines; increased purchases from FASL at prices higher than the costs of similar products manufactured internally; negative gross margin, inventory and manufacturing loss accruals associated with significantly reduced demand for NexGen products; and the transition of Fab 25 costs from research and
development to cost of sales when production commenced in September 1995.   The
impact of gross margin declines caused by purchases of FASL products during 1996 and 1995 was mostly offset by the Company's share of FASL income.

Research and development expenses were $401 million, $417 million and $295 million in 1996, 1995 and 1994, respectively. The decrease from 1995 to 1996 was due to the commencement of production at Fab 25 in the third quarter of 1995, when Fab 25 costs transitioned from research and development to cost of sales. The increase from 1994 to 1995 was primarily due to higher Fab 25 research and development expenses and secondarily due to increased microprocessor development costs.

Marketing, general and administrative expenses were $365 million, $413 million and $378 million in 1996, 1995 and 1994, respectively. The decrease from 1995 to 1996 was primarily due to the cessation of expenses associated with products from NexGen, which the Company no longer offers, coupled with effective expense controls. The increase from 1994 to 1995 was primarily attributable to expenses for the sale of Nx586/(R)/and other related products from NexGen, and secondarily to higher advertising expenses.

Interest income and other, net was $59 million, $32 million and $17 million in 1996, 1995 and 1994, respectively. The increase from 1995 to 1996 was due to realized gains of approximately $41 million from equity securities sold in 1996, which were partially offset by lower interest income as a result of lower cash balances and lower interest rates during 1996. The increase from 1994 to 1995 was due to higher interest rates and a realized gain of approximately $3
million from equity securities.   Interest expense was $15 million, $3 million
and $4 million in 1996, 1995 and 1994, respectively. The increase from 1995 to 1996 was primarily due to interest expense incurred on the Company's Senior Secured Notes sold in August, 1996. Gross interest expense increased in 1996 and is expected to increase in the future, primarily due to interest expense incurred on the Company's Senior Secured Notes and a four-year secured term loan, as discussed below. Interest expense in 1995 decreased from 1994 due to higher capitalized interest mainly related to the construction of Fab 25.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                    OF OPERATIONS AND FINANCIAL CONDITIONS

The Company recorded a tax credit of $85 million in 1996, resulting in an effective tax rate (benefit) of approximately 41 percent. The income tax rate was approximately 28 percent for 1995 and 34 percent for 1994. The lower tax rate in 1995 resulted from lower state taxes and increased benefits from foreign income taxed at a lower rate. Realization of the Company's net deferred tax assets ($46 million at December 29, 1996) is dependent on future taxable income. While the Company believes that it is more likely than not that such assets will be realized, other factors, including those mentioned in the discussion of Risk Factors, may impact the ultimate realization of such assets.

International sales were 53, 56 and 55 percent of total sales in 1996, 1995 and 1994, respectively. During 1996, approximately 16 percent of the Company's net sales were denominated in foreign currencies. The Company does not have sales denominated in local currencies in those countries which have highly inflationary economies. (A highly inflationary economy is defined in accordance with the Statement of Financial Accounting Standards No. 52 as one in which the cumulative inflation over a three-year consecutive period approximates 100 percent or more.) The impact on the Company's operating results from changes in foreign currency rates individually and in the aggregate has not been material.

The Company enters into foreign exchange forward contracts to buy and sell currencies as economic hedges of the Company's foreign net monetary asset position including the Company's liabilities for products purchased from FASL. In 1996 and 1995, these hedging transactions were denominated in lira, yen, French franc, deutsche mark (DM) and pound sterling. The maturities of these contracts are generally short-term in nature. The Company believes its foreign exchange contracts do not subject the Company to material risk from exchange rate movements because gains and losses on these contracts are designed to offset losses and gains on the net monetary asset position being hedged. Net foreign currency gains and losses have not been material. As of December 29, 1996, the Company had approximately $25 million (notional amount) of foreign exchange forward contracts (see Notes 3, 4 and 5 to the Consolidated Financial Statements).

The Company has engaged in interest rate swaps primarily to reduce its interest rate exposure by changing a portion of the Company's interest rate obligation from a floating rate to a fixed rate basis. At the end of 1996, the net outstanding notional amount of interest rate swaps was $40 million, which will mature in 1997. Gains and losses related to these interest rate swaps have not been material (see Notes 3, 4 and 5 to the Consolidated Financial Statements).

The Company participates as an end user in various derivative markets to manage its exposure to interest and foreign currency exchange rate fluctuations. The counterparties to the Company's foreign exchange forward contracts and interest rate swaps consist of a number of major, high credit quality, international financial institutions. The Company does not believe that there is significant risk of nonperformance by these counterparties because the Company monitors their credit ratings, and reduces the financial exposure by limiting the notional amount of agreements entered into with any one financial institution.

FINANCIAL CONDITION
-------------------

The Company's working capital balance decreased to $446 million at December 29, 1996 from $462 million at December 31, 1995 primarily due to continued capital spending, particularly on Fab 25, repayment of the Company's $150 million four-year term bank loan, and the net loss in 1996, which were offset by the net proceeds from the sale of $400 million of the Company's Senior Secured Notes in
the third quarter of 1996.   The Company's cash, cash equivalents and short-term
investments balance was approximately $386 million at December 29, 1996 compared to $510 million at December 31, 1995.

Excluding the cash received from the sale of the Senior Secured Notes, the Company's capital investments and its recent operating performance have resulted in significant negative cash flow. In 1996 the Company made substantial capital investments in its process technology and manufacturing capacity based, in part, upon Company and industry projections regarding future growth in the market for ICs. The Company plans to make capital investments of approximately $500 million in 1997, excluding those relating to the Dresden Facility (as defined below) and FASL. The Company's current capital plan and requirements are based on the availability of financial resources and various product-mix, selling-price, and unit-demand assumptions and are, therefore, subject to revision.

AMD Saxony Manufacturing GmbH (AMD Saxony), a German subsidiary wholly owned by the Company through a German holding company, is building a 900,000 square foot submicron integrated circuit manufacturing and design facility in Dresden, in the State of Saxony, Germany (the Dresden Facility) over the next five years at a presently estimated cost of approximately $1.5 billion. The Dresden Facility is being designed for the production of microprocessors and other advanced logic products. The Federal Republic of Germany and the State of Saxony have agreed to support the project in the form of (i) a guarantee of 65% of the bank debt to be incurred by AMD Saxony up to a maximum of DM1.65 billion, (ii) investment grants and subsidies totaling DM500.5 million, and (iii) interest subsidies from the State of Saxony totaling DM300 million. In March, 1997 AMD Saxony will be entering into a loan agreement with a consortium of banks led by Dresdner Bank AG under which facilities totaling DM1.65 billion will be made available. In connection with the financing, the Company has agreed to invest in AMD Saxony over the next three years equity and subordinated loans in an amount totaling approximately DM507.5 million. Until the Dresden Facility has been completed, AMD has also agreed to guarantee AMD Saxony's obligations under the loan agreement up to a maximum of DM217.5 million. After completion of the Dresden Facility, AMD has agreed to make available to AMD Saxony up to DM145 million if the subsidiary does not meet its fixed charge coverage ratio covenant. Finally, AMD has agreed to undertake certain contingent obligations, including various obligations to fund project cost overruns. The Company began site preparation of the Dresden Facility in the fourth quarter of 1996, and plans to commence construction during the second quarter of 1997. The planned Dresden Facility costs are denominated in deutsche marks and, therefore, are subject to change due to foreign exchange rate fluctuations. The Company plans to hedge future foreign exchange exposure for the Dresden Facility.

The Company's total cash investment in FASL was $160 million at the end of 1996 and at the end of 1995. No additional cash investment is currently planned for 1997. In March of 1996, FASL began construction of a second Flash memory device wafer fabrication facility (FASL II) at a site contiguous to the existing FASL facility in Aizu-Wakamatsu, Japan. The facility is expected to cost approximately $1.1 billion when fully equipped. Capital expenditures for FASL II construction are expected to be funded by cash generated from FASL operations and, if necessary, borrowings by FASL. To the extent that FASL is unable to secure the necessary funds for FASL II, AMD may be required to contribute cash or guarantee third-party loans in proportion to its percentage interest in FASL. At December 29, 1996, AMD had loan guarantees of $39 million outstanding with respect to such loans. The planned FASL II costs are denominated in yen and, therefore, are subject to change due to foreign exchange rate fluctuations.

In August, 1996, the Company sold $400 million of Senior Secured Notes due August 1, 2003 under its shelf registration declared effective by the Securities and Exchange Commission on May 17, 1994. Due to the sale of the Senior Secured Notes, the Company fully utilized this shelf registration. Interest on the Senior Secured Notes accrues at the rate of 11 percent per annum and is payable semiannually in arrears on February 1 and August 1 of each year, commencing February 1, 1997. The Senior Secured Notes are secured by substantially all of the assets of Fab 25 and its ancillary facilities, and are redeemable at the Company's option after August 1, 2001.

The net proceeds to the Company from the sale of Senior Secured Notes, after deducting underwriting discounts and commissions and estimated expenses of the sale of Senior Secured Notes, were approximately $389 million. The Company used $150 million of the net proceeds to repay its existing four-year term bank loan which was to mature on January 5, 1999. The Company expects to use the balance of the net proceeds of approximately $239 million for general corporate purposes.

On July 19, 1996, the Company entered into a syndicated bank loan agreement (the Credit Agreement) which provides for a new $400 million term loan and revolving credit facility which became available concurrently with the sale of the Senior Secured Notes. The Credit Agreement replaced the Company's unsecured and unused $250 million line of credit and its unsecured $150 million four-year term loan. The Credit Agreement provides for a $150 million three-year secured revolving line of credit (which can be extended for one additional year, subject to approval of the lending banks) and a $250 million four-year secured term loan which the Company fully utilized in January, 1997. Additionally, as of December 29, 1996, the Company has available unsecured uncommitted bank lines of credit in the amount of $85 million, of which $15 million was utilized.

The Company believes that current cash balances, together with cash flows, will be sufficient to fund operations and capital investments currently planned through 1997.

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                     OPERATIONS AND FINANCIAL CONDITION

RISK FACTORS
------------

The Company's business, results of operations and financial condition are subject to the following risk factors:

MICROPROCESSOR PRODUCTS

Intel Dominance. Intel has long held a dominant position in the market for
---------------
microprocessors used in personal computers (PCs). Intel Corporation's dominant market position has to date allowed it to set and control x86 microprocessor standards and thus dictate the type of product the market requires of Intel Corporation's competitors. In addition, Intel Corporation's financial strength has enabled it to reduce prices on its microprocessor products within a short period of time following their introduction, which reduces the margins and profitability of its competitors, and to exert substantial influence and control over PC manufacturers through the Intel Inside advertising rebate program. The Company expects Intel to continue to invest heavily in research and development and new manufacturing facilities and to maintain its dominant position through advertising campaigns designed to engender brand loyalty to Intel among PC purchasers. As an extension of its dominant microprocessor market share, Intel also increasingly dominates the PC platform. The Company does not have the financial resources to compete with Intel on such a large scale. As long as Intel remains in this dominant position, its product introduction schedule, product pricing strategy and customer brand loyalty may continue to have a material adverse effect on the Company.

As Intel has expanded its dominance in designing and setting standards for PC systems, many PC original equipment manufacturers (OEMs) have reduced their system development expenditures and have begun to purchase microprocessors in conjunction with chip sets or in assembled motherboards. In marketing its microprocessors to these OEMs and dealers, AMD is dependent upon companies other than Intel for the design and manufacture of core-logic chip sets, motherboards, basic input/output system (BIOS) software and other components. In recent years, these third-party designers and manufacturers have lost significant market share to Intel. In addition, these companies are able to produce chip sets, motherboards, BIOS software and other components to support each new generation of Intel Corporation's microprocessors only to the extent that Intel makes its related proprietary technology available. Any delay in the availability of such technologies would make it increasingly difficult for them to retain or regain market share. To compete with Intel in this market in the future, the Company intends to continue to form closer relationships with third-party designers and manufacturers of core-logic chip sets, motherboards, BIOS software and other components. The Company similarly intends to expand its chip set and system design capabilities, and offer to OEMs a portion of the Company's processors together with chip sets and licensed system designs incorporating the Company's processors and companion products. There can be no assurance, however, that such efforts by the Company will be successful. The Company expects that as Intel introduces future generations of microprocessors, chip sets and motherboards, the design of chip sets and higher level board products which support Intel microprocessors will become increasingly dependent on the Intel microprocessor design and may become incompatible with non-Intel processor-based PC systems. If the infrastructure of third-party designers and manufacturers which supports non-Intel PC platforms were to fail to continue to support the Company's products or to offer products competitive with Intel Corporation's, the Company could experience difficulties marketing its microprocessors, which could have a material adverse effect on the Company.

Dependence on New AMD Microprocessor Products. Am486 microprocessor products
---------------------------------------------
contributed a significant portion of the Company's revenues, profits and margins in 1994 and 1995. Am486 microprocessor revenues in 1996 were significantly below those of 1995. As the product life cycle of fourth-generation x86 products has declined, the Company's ability to maintain or expand its current levels of revenues from microprocessor products, and its ability to benefit fully from the substantial financial commitments it has made to process technologies and integrated circuit manufacturing facilities dedicated to the production of microprocessors, has depended upon its success in developing and marketing in a timely manner its future generations of microprocessor products, the K86 RISC SUPERSCALAR/(TM)/products. The Company is currently shipping its fifth-generation K86 products including the PR 133/1/, PR 150 and PR 166 AMD-K5 processors which are designed to be competitive with the Pentium, Intel Corporation's fifth-generation microprocessor. The Company anticipates that the AMD-K5 microprocessor, which was introduced relatively late in the life cycle of fifth-generation microprocessor products, will be a

______________________
/1/ "PR" refers to the performance rating assigned to the microprocessors by AMD based upon tests conducted employing the Ziff-Davis Winstone 96 benchmark, which compares the systems performance provided by a microprocessor to the systems performance provided by Pentium processors of various clock speeds. A performance rating of 166, for example, indicates that the microprocessor has been determined to deliver systems performance equal to or greater than that provided by a 166 Megahertz Pentium.

transitional product, and will not result in the levels of revenue that the Company realized from the Am486 microprocessor. The Company's AMD-K5 products have not, to date, achieved substantial market acceptance, which has had and continues to have a material adverse effect on the Company. The Company intends to begin volume shipments of its sixth-generation microprocessor, the AMD-K6 processor, in the second quarter of 1997, although no assurance can be made that such shipments will occur. The Company's production and sales plans for K86 microprocessors are subject to numerous risks and uncertainties, including the introduction and volume production of higher performance AMD-K5 products and of AMD-K6 products, the possibility that volume shipments of the AMD-K6 may be delayed due to the time required to verify operating systems and application software compatibility, the development of market acceptance for the AMD-K5 and the AMD-K6 products particularly with leading PC OEMs, the effects of marketing and pricing strategies adopted by Intel, the possible adverse effects of existing and future customer inventory levels, the pace at which the Company is able to ramp production of fifth- and sixth-generation microprocessors in Fab 25, the possibility that products newly introduced by the Company may be found to be defective, possible adverse conditions in the personal computer market and unexpected interruptions in the Company's manufacturing operations. A failure of the Company's K86 products, particularly the AMD-K6 processor, to be timely introduced or to achieve market acceptance, would have a material adverse effect on the Company. AMD is also devoting substantial resources to the development of its seventh-generation Microsoft(R) Windows(R) compatible microprocessor, the AMD-K7 processor.

Dependence on Market Acceptance of x86 Standard and Dominance of Windows.
------------------------------------------------------------------------
Customer acceptance of the Company's K86 products will depend upon the continued demand for x86-based personal computers, including the continued development of application software programs for such computers. There can be no assurance of the continued acceptance of the x86 standard or that software developers will continue to develop software compatible with this standard. The Company's K86 products will face competition not only from x86 products manufactured by Intel and others but also from products based upon an increasing number of different architectures which have been developed or are under development by IBM, Motorola, Silicon Graphics, Sun Microsystems, Digital Equipment Corporation and other manufacturers of integrated circuits. Several of these manufacturers, such as Motorola, Digital Equipment Corporation, Silicon Graphics and Sun Microsystems, produce microprocessors which are designed to be compatible with such operating systems as Windows NT(R) and UNIX but not with Windows or Windows 95. Currently, as a result of the dominance of the Windows operating system, which operates with x86-based PCs, AMD is able to market its microprocessors without significant competition from these manufacturers. AMD would lose much of this advantage if the Microsoft Windows operating system should be displaced as the dominant operating system software by one or more other systems, such as Windows NT or UNIX. A reduction in the market acceptance of either the x86 standard or the Windows operating system could have a material adverse effect on the Company.

Compatibility Certifications. For its future generations of K86 microprocessors,
----------------------------
AMD intends to obtain Windows, Windows 95 and Windows NT certifications from Microsoft and other appropriate certifications from recognized testing organizations. A failure to obtain certifications from Microsoft would prevent the Company from describing and labeling its K86 microprocessors as Microsoft Windows compatible. This could substantially impair the Company's ability to market the products and could have a material adverse effect on the Company.

Fluctuation in PC Market. Since most of the Company's microprocessor products
------------------------
are used in personal computers and related peripherals, the Company's future growth is closely tied to the performance of the PC industry. The Company could be materially and adversely affected by industry-wide fluctuations in the PC marketplace in the future.

Possible Rights of Others. Prior to its acquisition by AMD, NexGen granted
-------------------------
limited manufacturing rights regarding certain of its current and future microprocessors, including the Nx586 and Nx686(TM), to other companies. The Company does not intend to produce any NexGen products. The Company believes that its forthcoming AMD-K6 processors are AMD products and not NexGen products. There can be no assurance that another company will not seek to establish rights with respect to the processors. If another company were deemed to have rights to produce the Company's AMD-K6 processors for its own use or for sale to third parties, such production could reduce the potential market for microprocessor products produced by AMD, the profit margin achievable with respect to such products, or both.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                      OPERATIONS AND FINANCIAL CONDITION

FLASH MEMORY PRODUCTS

Importance of Flash Memory Device Business; Increasing Competition. In 1996, the
------------------------------------------------------------------
market for Flash memory devices experienced rapid growth and increased competition as additional manufacturers introduced competitive products and industry-wide production capacity increased. The Company expects that the marketplace for Flash memory devices will continue to be increasingly competitive. A substantial portion of the Company's revenues are derived from sales of Flash memory devices, and the Company expects that this will continue to be the case for the forseeable future. During 1996, the Company experienced declines in the selling prices of Flash memory devices. There can be no assurance that the Company will be able to maintain its market share in Flash memory devices or that price declines may not accelerate as the market develops and as new competitors emerge. A decline in the Company's Flash memory device business could have a material adverse effect on the Company.

MANUFACTURING

Capacity. The Company's manufacturing facilities have been underutilized from
--------
time to time as a result of reduced demand for certain of the Company's products. The Company's operations related to microprocessors have been particularly affected by this situation. Any future underutilization of the Company's manufacturing facilities could have a material adverse effect on the Company. The Company plans to increase its manufacturing capacity by making significant capital investments in Fab 25 and in Fab 30 in Dresden, Germany. In addition, FASL has begun construction of a second Flash memory device manufacturing facility (FASL II). There can be no assurance that the industry projections for future growth upon which the Company is basing its strategy of increasing its manufacturing capacity will prove to be accurate. If demand for the Company's products does not increase, underutilization of the Company's manufacturing facilities will likely occur and have a material adverse effect on the Company.

There have been situations in the past in which the Company's manufacturing facilities were inadequate to enable the Company to meet demand for certain of its products. In addition to having its own fabrication facilities, AMD has foundry arrangements for the production of its products by third parties. Any inability of AMD to generate sufficient manufacturing capabilities to meet demand, either in its own facilities or through foundry or similar arrangements with others, could have a material adverse effect on the Company.

Process Technology. Manufacturers of integrated circuits are constantly seeking
------------------
to improve the process technologies used to manufacture their products. In order to remain competitive, the Company must make continuing substantial investments in improving its process technologies. In particular, the Company has made and continues to make significant research and development investments in the technologies and equipment used to fabricate its microprocessor products and its Flash memory devices. Portions of these investments might not be recoverable if the Company's microprocessors fail to gain market acceptance or if the market for its Flash memory products should significantly deteriorate. This could have a material adverse effect on the Company. In addition, any inability of the Company to remain competitive with respect to process technology could have a material adverse effect on the Company.


Manufacturing Interruptions. Any substantial interruption with respect to any of
---------------------------
the Company's manufacturing operations, either as a result of a labor dispute, equipment failure or other cause, could have a material adverse effect on the Company. The Company may also be materially adversely affected by fluctuations in manufacturing yields.

Essential Manufacturing Materials. Certain of the raw materials used by the
---------------------------------
Company in the manufacture of its products are available from a limited number of suppliers. For example, several types of the integrated circuit packages purchased by AMD, as well as by the majority of other companies in the semiconductor industry, are principally supplied by Japanese companies. Shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. If AMD were unable to procure certain of such materials, it would be required to reduce its manufacturing operations which could have a material adverse effect on the Company. To date, AMD has not experienced significant difficulty in obtaining the necessary raw materials.

International Manufacturing.  Nearly all product assembly and final testing of
---------------------------
the Company's products are performed at the Company's manufacturing facilities in Penang, Malaysia; Bangkok, Thailand; and Singapore; or by subcontractors in Asia. AMD has a 50-year land lease in Suzhou, China, to be used for the construction and operation of an additional assembly and test facility. Foreign manufacturing and construction of foreign facilities entail political and economic risks, including political instability, expropriation, currency controls and fluctuations, changes in freight and interest rates, and loss or modification of exemptions for taxes and tariffs. For example, if AMD were unable to assemble and test its products abroad, or if air transportation between the United States and the Company's overseas facilities were disrupted, there could be a material adverse effect on the Company.

OTHER RISK FACTORS

Debt Restrictions.   The Credit Agreement and the Indenture related to the
-----------------
Senior Secured Notes contain significant covenants that limit the Company's and its subsidiaries' ability to engage in various transactions and require satisfaction of specified financial performance criteria. In addition, the occurrence of certain events (including, without limitation, failure to comply with the foregoing covenants, material inaccuracies of representations and warranties, certain defaults under or acceleration of other indebtedness and events of bankruptcy or insolvency) would, in certain cases after notice and grace periods, constitute events of default permitting acceleration of indebtedness. The limitations imposed by the Credit Agreement and the Indenture are substantial, and failure to comply with such limitations could have a material adverse effect on the Company.

Dependence on Third Parties for Programmable Logic Software. Customers utilizing
-----------------------------------------------------------
programmable logic devices must use special software packages, generally provided by the suppliers of the programmable logic devices, to program these devices. AMD provides its programmable logic device customers with software which it licenses from third parties and is dependent upon third parties for the software and continuing improvements in the quality of the software. No assurance can be made that the Company will be able to maintain its existing relationships with these third parties. An inability of AMD to continue to obtain appropriate software and improvements from third parties or to develop its own software internally could materially adversely affect the Company's Vantis business, including the timing of new or improved product introductions, which could have a material adverse effect on the Company.

Technological Change and Industry Standards. The market for the Company's
-------------------------------------------
products is generally characterized by rapid technological developments, evolving industry standards, changes in customer requirements, frequent new product introductions and enhancements, short product life cycles and severe price competition. The establishment of industry standards is a function of market acceptance. Currently accepted industry standards may change. The Company's success depends substantially upon its ability, on a cost-effective and timely basis, to continue to enhance its existing products and to develop and introduce new products that take advantage of technological advances and adhere to evolving industry standards. An unexpected change in one or more of the technologies related to its products, in market demand for products based on a particular technology or on accepted industry standards could have a material adverse effect on the Company. There can be no assurance that AMD will be able to develop new products in a timely and satisfactory manner to address new industry standards and technological changes, or to respond to new product announcements by others, or that any such new products will achieve market acceptance.

Product Incompatibility. While AMD submits its products to rigorous internal and
-----------------------
external testing, there can be no assurance that the Company's products will be compatible with all industry-standard software and hardware. Any inability of the Company's customers to achieve such compatibility or compatibility with other software or hardware after the Company's products are shipped in volume could have a material adverse effect on the Company. There can be no assurance that AMD will be successful in correcting any such compatibility problems that are discovered or that such corrections will be acceptable to customers or made in a timely manner. In addition, the mere announcement of an incompatibility problem relating to the Company's products could have a material adverse effect on the Company.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION

Competition. The IC industry is intensely competitive and, historically, has
-----------
experienced rapid technological advances in product and system technologies together with substantial price reductions in maturing products. After a product is introduced, prices normally decrease over time as production efficiency and competition increase, and as a successive generation of products is developed and introduced for sale. Technological advances in the industry result in frequent product introductions, regular price reductions, short product life cycles and increased product performance. Competition in the sale of ICs is based on performance, product quality and reliability, price, compatibility with industry standards, software and hardware compatibility, marketing and distribution capability, brand recognition, financial strength and ability to deliver in large volumes on a timely basis.

Fluctuations in Operating Results. The Company's operating results are subject
---------------------------------
to substantial quarterly and annual fluctuations due to a variety of factors, including the effects of competition with Intel in the microprocessor industry, competitive pricing pressures, anticipated decreases in unit average selling prices of the Company's products, production capacity levels and fluctuations in manufacturing yields, availability and cost of products from the Company's suppliers, the gain or loss of significant customers, new product introductions by AMD or its competitors, changes in the mix of products sold and in the mix of sales by distribution channels, market acceptance of new or enhanced versions of the Company's products, seasonal customer demand, the timing of significant orders and the timing and extent of product development costs. In addition, operating results could be adversely affected by general economic and other conditions causing a downturn in the market for semiconductor devices, or otherwise affecting the timing of customer orders or causing order cancellations or rescheduling. The Company's customers may change delivery schedules or cancel orders without significant penalty. Many of the factors listed above are outside of the Company's control. These factors are difficult to forecast, and these or other factors could materially adversely affect the Company's quarterly or annual operating results.

Order Revision and Cancellation Policies. AMD manufactures and markets standard
----------------------------------------
lines of products. Sales are made primarily pursuant to purchase orders for current delivery, or agreements covering purchases over a period of time, which are frequently subject to revision and cancellation without penalty. As a result, AMD must commit resources to the production of products without having received advance purchase commitments from customers. Any inability to sell products to which it had devoted significant resources could have a material adverse effect on the Company. Distributors typically maintain an inventory of the Company's products. Pursuant to the Company's agreements with distributors, AMD protects its distributors' inventory of the Company's products against price reductions as well as products that are slow moving or have been discontinued. These agreements, which may be canceled by either party on a specified notice, generally contain a provision for the return of the Company's products in the event the agreement with the distributor is terminated. The price protection and return rights AMD offers to its distributors may materially adversely affect the Company.

Key Personnel. The Company's future success depends upon the continued service
-------------
of numerous key engineering, manufacturing, sales and executive personnel. There can be no assurance that AMD will be able to continue to attract and retain qualified personnel necessary for the development and manufacture of its products. Loss of the service of, or failure to recruit, key engineering design personnel could be significantly detrimental to the Company's product development programs or otherwise have a material adverse effect on the Company.

Product Defects. One or more of the Company's products may possibly be found to
---------------
be defective after AMD has already shipped such products in volume, requiring a product replacement, recall, or a software fix which would cure such defect but impede performance. Product returns could impose substantial costs on AMD and have a material adverse effect on the Company.

Intellectual Property Rights; Potential Litigation. Although the Company
--------------------------------------------------
attempts to protect its intellectual property rights through patents, copyrights, trade secrets, trademarks and other measures, there can be no assurance that the Company will be able to protect its technology or other intellectual property adequately or that competitors will not be able to develop similar technology independently. There can be no assurance that any patent applications that the Company may file will be issued or that foreign intellectual property laws will protect the Company's intellectual property rights. There can be no assurance that any patent licensed by or issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate the Company's products or design around the Company's patents and other rights.

From time to time, AMD has been notified that it may be infringing intellectual property rights of others. If any such claims are asserted against the Company, the Company may seek to obtain a license under the third party's intellectual property rights. AMD could decide, in the alternative, to resort to litigation to challenge such claims. Such challenges could be extremely expensive and time-consuming and could materially adversely affect the Company. No assurance can be given that all necessary licenses can be obtained on satisfactory terms, or that litigation may always be avoided or successfully concluded.

Environmental Regulations. The failure to comply with present or future
-------------------------
governmental regulations related to the use, storage, handling, discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in the manufacturing process could result in fines being imposed on the Company, suspension of production, alteration of the Company's manufacturing processes or cessation of operations. Such regulations could require the Company to acquire expensive remediation equipment or to incur other expenses to comply with environmental regulations. Any failure by the Company to control the use, disposal or storage of, or adequately restrict the discharge of, hazardous substances could subject the Company to future liabilities and could have a material adverse effect on the Company.

International Sales. AMD derives a substantial portion of its revenues from its
-------------------
sales subsidiaries located in Europe and Asia Pacific. The Company's international sales operations entail political and economic risks, including expropriation, currency controls, exchange rate fluctuations, changes in freight rates and changes in rates for taxes and tariffs.

Domestic and International Economic Conditions. The Company's business is
----------------------------------------------
subject to general economic conditions, both in the United States and abroad. A significant decline in economic conditions in any significant geographic area could have a material adverse effect on the Company.

Volatility of Stock Price; Ability to Access Capital. Based on the trading
----------------------------------------------------
history of its stock, AMD believes factors such as quarterly fluctuations in the Company's financial results, announcements of new products by AMD or its competitors and general conditions in the semiconductor industry have caused and are likely to continue to cause the market price of AMD common stock to fluctuate substantially. Technology company stocks in general have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of the companies. This market volatility may adversely affect the market price of the Company's common stock and consequently limit the Company's ability to raise capital. In addition, an actual or anticipated shortfall in revenue, gross margins or earnings from securities analysts' expectations could have an immediate effect on the trading price of AMD common stock in any given period.

Earthquake Danger. The Company's corporate headquarters, a portion of its
-----------------
manufacturing facilities, assembly and research and development activities and certain other critical business operations are located near major earthquake fault lines. The Company could be materially adversely affected in the event of a major earthquake.

CONSOLIDATED STATEMENTS OF OPERATIONS
----------------------------------------------------------------------------------------------------------

Three Years Ended December 29, 1996
(Thousands except per share amounts)                               1996           1995           1994
                                                               -------------------------------------------

Net sales ...................................................   $ 1,953,019    $ 2,468,379    $ 2,155,453
Expenses:
  Cost of sales .............................................     1,440,828      1,417,007      1,013,589
  Research and development ..................................       400,703        416,521        295,326
  Marketing, general and administrative .....................       364,798        412,651        377,503
                                                                -----------    -----------    -----------
                                                                  2,206,329      2,246,179      1,686,418
                                                                -----------    -----------    -----------
Operating income (loss) .....................................      (253,310)       222,200        469,035

Litigation settlement .......................................            --             --        (58,000)
Interest income and other, net ..............................        59,391         32,465         17,134
Interest expense ............................................       (14,837)        (3,059)        (4,410)
                                                                -----------    -----------    -----------
Income (loss) before income taxes and equity in joint venture      (208,756)       251,606        423,759
Provision (benefit) for income taxes ........................       (85,008)        70,206        142,232
                                                                -----------    -----------    -----------
Income (loss) before equity in joint venture ................      (123,748)       181,400        281,527
Equity in net income (loss) of joint venture ................        54,798         34,926        (10,585)
                                                                -----------    -----------    -----------
Net income (loss) ...........................................       (68,950)       216,326        270,942

Preferred stock dividends ...................................            --             10         10,350
                                                                -----------    -----------    -----------

Net income (loss) applicable to common stockholders .........   $   (68,950)   $   216,316    $   260,592
                                                                ===========    ===========    ===========

Net income (loss) per common share:
  Primary ...................................................   $     (0.51)   $      1.59    $      2.06
                                                                ===========    ===========    ===========
  Fully diluted .............................................   $     (0.51)   $      1.57    $      2.02
                                                                ===========    ===========    ===========
Shares used in per share calculation:
  Primary ...................................................       135,687        136,208        126,674
  Fully diluted .............................................       135,687        137,815        134,142


----------------------------------------------------------------------------------------------------------

See accompanying notes


                                                                                   CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------------------------------------
 DECEMBER 29, 1996, AND DECEMBER 31, 1995                                           1996             1995
 (THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)                                 ------------------------------
Assets
Current assets:
   Cash and cash equivalents ..................................................    $   166,194    $   126,316
   Short-term investments .....................................................        220,004        383,349
                                                                                   -----------    -----------
     Total cash, cash equivalents, and short-term investments .................        386,198        509,665
Accounts receivable, net of allowance for doubtful accounts
     of $9,809 in 1996, and $15,618 in 1995 ...................................        220,028        284,238
Inventories:
   Raw materials ...............................................................        22,050         29,494
   Work-in-process .............................................................        83,853         68,827
   Finished goods ..............................................................        48,107         57,665
                                                                                   -----------    -----------
       Total inventories .......................................................       154,010        155,986
   Deferred income taxes .......................................................       140,850        147,489
   Tax refund receivable .......................................................        99,909          2,107
   Prepaid expenses and other current assets ...................................        28,082         38,457
                                                                                   -----------    -----------
       Total current assets ....................................................     1,029,077      1,137,942
Property, plant, and equipment:
   Land ........................................................................        32,244         28,851
   Buildings and leasehold improvements ........................................       938,573        893,646
   Equipment ...................................................................     1,963,808      1,843,662
   Construction in progress ....................................................       392,143        180,742
                                                                                   -----------    -----------
       Total property, plant, and equipment ....................................     3,326,768      2,946,901
   Accumulated depreciation and amortization ...................................    (1,539,366)    (1,305,267)
                                                                                   -----------    -----------
   Property, plant, and equipment, net .........................................     1,787,402      1,641,634
Investment in joint venture.....................................................       197,205        176,821
Other assets....................................................................       131,599        122,070
                                                                                   -----------    -----------
                                                                                   $ 3,145,283    $ 3,078,467
                                                                                   ===========    ===========

Liabilities and Stockholders' Equity
Current liabilities:
   Notes payable to banks ......................................................   $    14,692    $    26,770
   Accounts payable ............................................................       224,139        241,916
   Accrued compensation and benefits ...........................................        66,745        106,347
   Accrued liabilities .........................................................       103,436        103,404
   Income tax payable ..........................................................        51,324         56,297
   Deferred income on shipments to distributors ................................        95,466        100,057
   Current portion of long-term debt and capital lease obligations .............        27,671         41,642
                                                                                   -----------    -----------
       Total current liabilities ...............................................       583,473        676,433
Deferred income taxes...........................................................        95,102         84,607
Long-term debt and capital lease obligations, less current portion..............       444,830        214,965
Commitments and contingencies...................................................             -              -
Stockholders' equity:
   Capital stock:
       Common stock, par value $.01; 250,000,000 shares authorized;
         137,580,296 shares issued and outstanding in 1996,
         and 132,182,019 in 1995 ...............................................         1,380          1,050
Capital in excess of par value .................................................       957,226        908,989
Retained earnings ..............................................................     1,063,272      1,192,423
                                                                                   -----------    -----------
   Total stockholders' equity ..................................................     2,021,878      2,102,462
                                                                                   -----------    -----------
                                                                                   $ 3,145,283    $ 3,078,467
                                                                                   ===========    ===========

See accompanying notes

CONSOLIDATED  STATEMENTS OF STOCKHOLDERS'  EQUITY
Three Years Ended December 29, 1996
(Thousands)


                                               Preferred Stock        Common  Stock
                                             -------------------   ---------  -------
                                               Number               Number                Capital in                     Total
                                                 of                   of                  Excess of      Retained     Stockholders'
                                               Shares     Amount    Shares     Amount     Par Value      Earnings       Equity
                                              -------   --------   -------    --------   -----------     --------    -------------
December 26, 1993 .......................     16,422   $  74,844    94,300    $1,236     $   620,266   $  655,460    $ 1,351,806

Issuance of common stock ................         --          --     4,676       316          65,170           --         65,486
Issuance of shares:
   Employee stock plans .................         --          --     1,970        19          16,911           --         16,930
   Fujitsu Limited ......................         --          --     1,000        10          22,625           --         22,635
Compensation recognized under
   employee stock plans .................         --          --        --        --           1,971           --          1,971
Conversion of preferred stock to
   common stock .........................    (16,078)    (74,810)   19,973         3         106,199           --         31,392
Income tax benefits realized from
   employee stock option exercises ......         --          --        --        --          37,433           --         37,433
Preferred stock dividends ...............         --          --        --        --              --      (10,350)       (10,350)
Reincorporation into a
   Delaware Corporation .................         --          --        --      (625)            625           --             --
Net income ..............................         --          --        --        --              --      270,942        270,942
Net change in unrealized gain/loss from
   available-for-sale investments .......         --          --        --        --              --        9,109          9,109
                                             -------   ---------   -------  --------     -----------   ----------    -----------
December 25, 1994 .......................        344          34   121,919       959         871,200      925,161      1,797,354

Changes in stockholders' equity of
   NexGen in the six months ended
   June 30, 1995 ........................     18,161      93,548   (24,530)      352        (171,994)      23,803        (54,291)
Issuance of NexGen preferred stock ......      1,376      12,653        --        --              --           --         12,653
Conversion of preferred stock to
   common stock - NexGen ................    (19,537)   (106,201)   19,970         2         106,199           --             --
Issuance of NexGen common stock
   in connection with Initial
   Public Offering ......................         --          --     4,542       271          65,340           --         65,611
NexGen warrants exercised ...............         --          --     1,178        --              --           --             --
Issuance of shares for
   employee stock plans .................         --          --     2,283        22          23,518           --         23,540
Compensation recognized under
   employee stock plans .................         --          --        --        --           2,483           --          2,483
Conversion of preferred stock to
   common stock .........................       (344)        (34)    6,853        69          (2,536)          --         (2,501)
Reincorporation into a Delaware
   Corporation ..........................         --          --       (33)     (625)            625           --             --
Income tax benefits realized from
   employee stock option exercises ......         --          --        --        --          15,189           --         15,189
Preferred stock dividends ...............         --          --        --        --              --          (10)           (10)
Redemption of stockholder rights ........         --          --        --        --          (1,035)          --         (1,035)
Net income ..............................         --          --        --        --              --      216,326        216,326
Net change in unrealized gain/loss from
   available-for-sale investments and
   translation adjustment ...............         --          --        --        --              --       27,143         27,143

                                             -------   ---------   -------  --------     -----------   ----------    -----------
December 31, 1995 .......................         --          --   132,182     1,050         909,989    1,192,423      2,102,462

Issuance of shares:
   Employee stock plans .................         --          --       3,838     315          27,433           --         27,748
   Fujitsu Limited ......................         --          --       1,000      10          16,525           --         16,535
Compensation recognized under
   employee stock plans .................         --          --        --        --              24           --             24
Warrants exercised ......................         --          --         560       5           2,755           --          2,760
Income tax benefits realized from
   employee stock option exercises ......         --          --        --        --           1,500           --          1,500
Net loss ................................         --          --        --        --              --      (68,950)       (68,950)
Net change in unrealized gain/loss from
   available-for-sale investments and
   translation adjustment ...............         --          --        --        --              --      (60,201)       (60,201)
                                             -------   ---------   -------    ------      ----------   ----------    -----------
December 29, 1996 .......................         --     $    --   137,580    $1,380      $  957,226   $1,063,272    $ 2,021,878
                                             =======   =========   =======    ======      ==========   ==========    ===========

See accompanying notes

                                                                                               CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------------

Three Years Ended December 29, 1996
(Thousands)                                                                            1996              1995               1994
                                                                                   ------------------------------------------------
Cash flows from operating activities:
   Net income (loss) .........................................................      $   (68,950)      $   216,326       $   270,942
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
      Depreciation and amortization ..........................................          332,640           264,675           217,665
      Accrual for litigation settlement ......................................               --                --            58,000
      Net loss on sale of property, plant, and equipment .....................           11,953             2,152               276
      Write-down of property, plant, and equipment ...........................            1,081               611             2,230
      Net gain realized on sale of available-for-sale securities .............          (41,022)           (2,707)               --
      Compensation recognized under employee stock plans .....................               24             2,483             1,971
      Undistributed (income) loss of joint venture ...........................          (54,798)          (34,926)           10,585
      Changes in operating assets and liabilities:
         Net (increase) decrease in receivables, inventories,
             prepaid expenses, and other assets ..............................           28,096            19,548          (128,914)
         Payment of litigation settlement ....................................               --           (58,000)               --
         Net (increase) decrease in deferred income taxes ....................           17,134              (925)          (32,543)
         Increase (decrease) in tax refund receivable and income .............         (110,058)           11,772            61,910
             tax payable
         Net increase (decrease) in payables and accrued liabilities .........          (42,863)          124,058            63,737
                                                                                    -----------       -----------       -----------
Net cash provided by operating activities ....................................           73,237           545,067           525,859
                                                                                    -----------       -----------       -----------

Cash flows from investing activities:
   Purchase of property, plant, and equipment ................................         (485,018)         (625,900)         (552,271)
   Proceeds from sale of property, plant, and equipment ......................            2,489             4,834             2,058
   Purchase of available-for-sale securities .................................         (633,476)         (817,888)          (56,328)
   Proceeds from sale of available-for-sale securities .......................          840,492           756,373             4,849
   Purchase of held-to-maturity debt securities ..............................               --          (648,012)       (1,245,167)
   Proceeds from maturities of held-to-maturity debt securities ..............               --           642,229         1,416,431
   Investment in joint venture ...............................................               --           (18,019)         (139,175)
                                                                                    -----------       -----------       -----------
Net cash used in investing activities ........................................         (275,513)         (706,383)         (569,603)
                                                                                    -----------       -----------       -----------

Cash flows from financing activities:
   Proceeds from borrowings ..................................................          447,877           246,345            42,025
   Payments on debt and capital lease obligations ............................         (252,766)         (142,937)          (70,288)
   Proceeds from issuance of stock ...........................................           47,043           101,804           136,443
   Expenses for conversion of preferred stock and
      redemption of stockholder rights .......................................               --            (3,536)               --
   Payments of preferred stock dividends .....................................               --               (10)          (10,350)
                                                                                    -----------       -----------       -----------
Net cash provided by financing activities ....................................          242,154           201,666            97,830
                                                                                    -----------       -----------       -----------

Net increase in cash and cash equivalents ....................................           39,878            40,350            54,086
Cash and cash equivalents at beginning of year ...............................          126,316            85,966            63,911
                                                                                    -----------       -----------       -----------

Cash and cash equivalents at end of year .....................................      $   166,194       $   126,316       $   117,997
                                                                                    ===========       ===========       ===========

Supplemental disclosures of cash flow information:
   Cash paid during the year for:
      Interest (net of amounts capitalized) ..................................      $        --       $     2,541       $     4,125
                                                                                    ===========       ===========       ===========
      Income taxes ...........................................................      $       375       $    60,329       $   111,704
                                                                                    ===========       ===========       ===========
   Non-cash financing activities:
      Equipment capital leases ...............................................      $     8,705       $    24,422       $    34,202
                                                                                    ===========       ===========       ===========
      Conversion of preferred stock to common stock ..........................      $        --       $   270,328       $   106,201
                                                                                    ===========       ===========       ===========

------------------------------------------------------------------------------------------------------------------------------------


See accompanying notes

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 1996, December 31, 1995 and December 25, 1994

NOTE 1.  NATURE OF OPERATIONS

AMD is a semiconductor manufacturer with manufacturing facilities in the U.S. and Asia and sales offices throughout the world. The Company's products include a wide variety of industry-standard integrated circuits (ICs) which are used in many diverse product applications such as telecommunications equipment, data and network communications equipment, consumer electronics, personal computers (PCs) and workstations.

NOTE 2.  BUSINESS COMBINATION

On January 17, 1996, the Company acquired NexGen, Inc. (NexGen) in a tax-free reorganization in which NexGen was merged directly into the Company. At the date of the merger, the Company reserved approximately 33.6 million total shares to be exchanged, which represented eight-tenths (0.8) of a share of the common stock of AMD for each share of the common stock of NexGen outstanding or subject to an assumed warrant or option. The merger has been accounted for under the pooling-of-interests method. The Consolidated Financial Statements have been prepared to give retroactive effect to the merger of NexGen with and into AMD on January 17, 1996.

Prior to its merger with AMD, NexGen reported on a fiscal year ending June 30. In the accompanying Consolidated Financial Statements and the Notes thereto, NexGen, Inc.'s financial position and operating results as of and for the year ended June 30, 1995 have been combined with the Company's financial position and operating results as of and for the year ended December 25, 1994. NexGen, Inc.'s financial position and operating results for 1995, which were restated to a December 31, 1995 year-end, have been combined with the Company's financial position and operating results as of and for the year ended December 31, 1995. Accordingly, NexGen, Inc.'s operating results for the six months ended June 30, 1995 were duplicated in each of the years ended December 25, 1994 and December 31, 1995. NexGen, Inc.'s revenues and net loss for that six-month period were approximately $20 million and $34 million, respectively. Consolidated stockholders' equity was reduced by approximately $54 million, which represents NexGen, Inc.'s net stockholders' equity activity for the six months ended June 30, 1995 in order to eliminate the duplication of stockholders' equity activity during that period. As a result of the combination of NexGen, Inc.'s financial position as of June 30, 1995 with the financial position of AMD as of December 25, 1994, the beginning cash and cash equivalents balance in 1995 in the accompanying 1996 Consolidated Statements of Cash Flows does not equal the December 25, 1994 cash and cash equivalents balance.

A reconciliation of net sales, net income (loss), and net income per common share of the Company, as previously reported, NexGen and combined, including the NexGen income tax benefit, is as follows:


(Thousands except per share amounts)                   1995           1994
                                                   ----------     ----------
Net Sales:
  AMD, as previously reported                      $2,429,724     $2,134,659
  NexGen                                               38,655         20,794
                                                   ----------     ----------
  Combined                                         $2,468,379     $2,155,453
                                                   ==========     ==========
Net Income (Loss):
  AMD, as previously reported                      $  300,521     $  305,266
  NexGen                                             (126,727)       (45,795)
  NexGen income tax benefit                            42,532         11,471
                                                   ----------     ----------
  Combined                                         $  216,326     $  270,942
                                                   ==========     ==========
Net Income Per Common Share (Primary):
  AMD, as previously reported                      $     2.85     $     3.02
                                                   ==========     ==========
  Combined                                         $     1.59     $     2.06
                                                   ==========     ==========
Net Income Per Common Share (Fully Diluted):
  AMD, as previously reported                      $     2.81     $     2.92
                                                   ==========     ==========
  Combined                                         $     1.57     $     2.02
                                                   ==========     ==========

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR.

The Company uses a 52- to 53-week fiscal year ending on the last Sunday in December, which resulted in a 52-week year ended December 29, 1996. This compares with a 53-week fiscal year for 1995 and a 52-week fiscal year for 1994, which ended on December 31 and 25, respectively.

PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. Upon consolidation, all significant intercompany accounts and transactions are eliminated. Also included in the financial statements of the Company, under the equity method of accounting, is the Company's 49.95 percent investment in Fujitsu AMD Semiconductor Limited (FASL).

FOREIGN CURRENCY TRANSLATION

The U.S. dollar is the functional currency for the Company's wholly owned foreign subsidiaries. Translation adjustments, resulting from the process of translating foreign currency financial statements into U.S. dollars, are included in operations. The functional currency of the Company's unconsolidated joint venture is the Japanese yen. The translation adjustment relating to the translation of these statements was approximately $28 million and $6 million at December 29, 1996 and December 31, 1995, respectively, and is included in stockholders' equity.

CASH EQUIVALENTS

Cash equivalents consist of financial instruments which are readily convertible to cash and have original maturities of three months or less at the time of acquisition.

INVESTMENTS

The Company classifies its marketable debt and equity securities into held-to-maturity and available-for-sale categories in accordance with the provisions of the Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities." In accordance with the FASB staff Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," the Company chose to reclassify, as of December 31, 1995, all cash equivalents and short-term investments that were classified as held-to-maturity at that time from held-to-maturity to available-for-sale. Securities classified as available-for-sale are reported at fair market value with the related unrealized gains and losses included in retained earnings. Realized gains and losses and declines in value of securities judged to be other than temporary are included in interest income and other, net. Interest and dividends on all securities are included in interest income and other, net.

Investments with maturities between three and twelve months are considered short-term investments. Short-term investments consist of money market auction preferred stocks and debt securities such as commercial paper, time deposits, certificates of deposit, bankers' acceptances, and marketable direct obligations of the United States Treasury.

FOREIGN EXCHANGE FORWARD CONTRACTS

Foreign exchange forward contracts are used to hedge the Company's net monetary asset positions in its foreign subsidiaries and the Company's liabilities for products purchased from FASL. Realized gains and losses from these hedges are included in operations. Premiums and discounts, if any, are amortized over the life of the contract and included in operations.

INTEREST RATE SWAPS

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

INVENTORIES

Inventories are stated principally at standard cost adjusted to approximate the lower of cost (first-in, first-out method) or market (net realizable value).

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PROPERTY, PLANT, AND EQUIPMENT

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

Effective January 1, 1996 the Company adopted Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. Adoption of SFAS 121 has not had a material impact on the Company's financial position or results of operations.

DEFERRED INCOME ON SHIPMENTS TO DISTRIBUTORS

A portion of sales is made to distributors under terms allowing certain rights of return and price protection on unsold merchandise held by the distributors. Pursuant to the Company's agreements with distributors, AMD protects its distributors' inventory of the Company's products against price reductions as well as products that are slow moving or have been discontinued. These agreements, which may be canceled by either party on a specified notice, generally contain a provision for the return of the Company's products in the event the agreement with the distributor is terminated. Accordingly, recognition of sales to distributors and related gross profits are deferred until the merchandise is resold by the distributors.

ADVERTISING EXPENSES

The Company accounts for advertising costs as expense in the period in which they are incurred. Advertising expense for 1996, 1995 and 1994 was approximately $44 million, $44 million and $32 million, respectively.

NET INCOME (LOSS) PER COMMON SHARE

Primary net income per common share is based upon weighted-average common and dilutive common equivalent shares outstanding using the treasury stock method. Dilutive common equivalent shares include stock options, warrants, and restricted stock. Fully diluted net income per common share is computed using the weighted-average common and dilutive common equivalent shares outstanding, plus other dilutive shares outstanding which are not common equivalent shares. Other dilutive shares which are not common equivalent shares include convertible preferred stock. Primary net loss per common share excludes common equivalent shares as their effect on the net loss per share would be anti-dilutive. All share information has been adjusted on a retroactive basis herein to give effect to the merger with NexGen and the conversion of NexGen shares on a 0.8 to one share of AMD common stock.

EMPLOYEE STOCK PLANS

The Company accounts for its stock option plans and its employee stock purchase plan in accordance with provisions of the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting For Stock Issued to Employees." In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." SFAS 123 provides an alternative to APB 25 and is effective for fiscal years beginning after December 15, 1995. As allowed under SFAS 123, the Company continues to account for its employee stock plans in accordance with the provisions of APB 25. See Note 12.

USE OF ESTIMATES

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

YEAR-END ADJUSTMENTS (UNAUDITED)

The Company made certain year-end adjustments in 1995, resulting from changes in estimates related to the Nx586 product which was developed by NexGen. These adjustments were material to the results of the fourth quarter. These adjustments, related to accounts receivable and inventory, were charged primarily to net sales and cost of sales and reduced 1995 operating income by approximately $52 million. These adjustments had no impact on the Company's operating results in 1996.

FINANCIAL PRESENTATION.

Certain prior year amounts on the Consolidated Financial Statements have been reclassified to conform to the 1996 presentation.

NOTE 4. FINANCIAL INSTRUMENTS

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As part of the Company's asset and liability management, the Company enters into various types of transactions that involve financial instruments with off-balance-sheet risk. These instruments are entered into in order to manage financial market risk, including interest rate and foreign exchange risk. The notional values, carrying amounts and fair values are tabled below.

Foreign exchange forward contracts
----------------------------------
The Company enters into foreign exchange forward contracts to buy and sell currencies as economic hedges of its net monetary asset positions in its foreign subsidiaries and liabilities for products purchased from FASL. The hedging transactions in 1996 were denominated in lira, yen, French franc, deutsche mark and pound sterling. The maturities of these contracts are generally less than six months.

Interest rate swaps
-------------------
Approximately $150 million of interest rate swaps matured in 1996 when the Company repaid its $150 million four-year term loan. Additionally, during 1996 the Company engaged in interest rate swaps primarily to reduce its interest rate exposure on a building lease obligation by changing a portion of the Company's interest rate obligation from a floating rate to a fixed rate basis without exchanges of the underlying notional amounts. The fixed interest rates are based on one to five year swap rates, and the floating interest rates are based on three or six months LIBOR. These remaining interest rate swaps with a notional amount of $40 million will mature in 1997.

FAIR VALUE OF FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The estimates of fair value were obtained using prevailing financial market information as of December 29, 1996. In certain instances where judgment is required in estimating fair value, price quotes were obtained from certain of the Company's counterparty financial institutions.

(Thousands)                                       1996                                 1995
                                     --------------------------------      -------------------------------
                                     Notional      Carrying     Fair       Notional     Carrying      Fair
                                      amount        amount      value       amount       amount       value
                                     --------------------------------      -------------------------------
Interest rate instruments:
  Swaps                                $40,000     $(1,011)     $(437)     $190,000     $(1,186)     $(1,694)

Foreign exchange instruments:
  Foreign exchange forward contracts    25,340         138        121        36,670        (192)        (102)
                                     --------------------------------      --------------------------------


AVAILABLE-FOR-SALE SECURITIES

The following is a summary of available-for-sale securities included in cash and cash equivalents and short-term investments as of December 29, 1996 and December 31, 1995:

  (Thousands)                                       1996           1995
                                                  --------      --------

  Certificates of deposit                         $     --      $ 15,002
  Treasury notes                                     2,017        10,437
  Federal agency notes                              32,698        14,065
  Security repurchase agreements                    12,000        53,370
  Commercial paper                                  42,551        14,914
  Other debt securities                                458           434
                                                  --------      --------
Total cash equivalents                            $ 89,724      $108,222
                                                  ========      ========


  Certificates of deposit                         $ 48,112      $ 70,551
  Municipal notes and bonds                             --        52,256
  Corporate notes                                   18,954        37,898
  Treasury notes                                    52,744        60,989
  Commercial paper                                  95,194        46,656
  Money market auction preferred stocks              5,000       114,999
                                                  --------      --------
Total short-term investments                      $220,004      $383,349
                                                  ========      ========

On November 15, 1995, the FASB staff issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." In accordance with provisions in that Special Report, the Company chose to reclassify cash equivalents and short-term investments from held-to-maturity to available-for-sale. At the date of the transfer, the amortized cost of those securities was approximately $481 million. Since the securities transferred on December 31, 1995 were short-term in nature, changes in market interest rates did not have a significant impact on the fair value of these securities. The net unrealized gains on these securities at December 29,1996 and December 31,1995 were immaterial.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The available-for-sale equity securities that the Company held, included in other assets, had a cost and fair value of approximately $15 million and $23 million, respectively, as of December 29, 1996, and a cost and fair value of approximately $15 million and $75 million, respectively, as of December 31, 1995. At December 29, 1996, the total net unrealized gain on these equity securities, net of tax, was approximately $5 million. During 1996, pre-tax gains of $41 million were recognized, and the unrealized gain decreased by approximately $14 million, net of tax, from December 31, 1995. The entire, net of tax, unrealized gain is included in retained earnings.

As of December 29, 1996, the Company did not own any securities classified as trading.

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The carrying value of short-term debt approximates fair value due to its short-term maturity. The fair value of long-term debt was estimated using discounted cash flow analysis based on estimated interest rates for similar types of borrowing arrangements.

The carrying amounts and estimated fair values of the Company's other financial instruments are as follows:

(Thousands)                             1996                       1995
                               ---------------------      --------------------
                               Carrying        Fair       Carrying       Fair
                                Amount         Value       Amount        Value
                               ---------------------      --------------------
Short-term debt:
  Notes payable                $ 14,692     $ 14,692      $ 26,770    $ 26,770
Long-term debt
  (excluding capital leases)    413,870      451,293       179,301     180,920
                               ---------------------      --------------------

NOTE 5. CONCENTRATIONS OF CREDIT RISK

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

The counterparties to the agreements relating to the Company's foreign exchange and interest rate instruments consist of a number of major, high credit quality, international financial institutions. The Company does not believe that there is significant risk of nonperformance by these counterparties because the Company monitors their credit ratings, and limits the financial exposure and the amount of agreements entered into with any one financial institution. While the notional amounts of financial instruments are often used to express the volume of these transactions, the potential accounting loss on these transactions if all counterparties failed to perform is limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the obligations of the Company to the counterparties.

NOTE 6. OTHER RISKS

PRODUCTS

Flash memory devices contributed a significant portion of the Company's revenues in 1996. The Company expects that its ability to maintain or expand its total current levels of revenues in the future will depend upon, among other things, its success in developing and marketing in a timely manner its future generations of K86 RISC SUPERSCALAR microprocessor products, and future generations of Flash memory devices.

MARKETS

The markets for the Company's products are characterized by rapid technological developments, evolving industry standards, changes in customer requirements, frequent new product introductions and enhancements, and short product life cycles. The market for microprocessors is primarily dependent upon the market for PCs, and the market for Flash memory devices is primarily dependent upon the market for communications devices. From time to time, the PC industry has experienced significant downturns, often in connection with, or in anticipation of, declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, and resultant accelerated erosion of average selling prices. The Company's business could be materially and adversely affected by industry-wide fluctuations in the PC marketplace in the future.

INVENTORIES

Given the volatility of the market, the Company makes inventory provisions for potentially excess and obsolete inventory based on backlog and forecasted demand. However, such backlog demand is subject to revisions, cancellations, and rescheduling. Actual demand will inevitably differ from such anticipated demand, and such differences may have a material effect on the financial statements.

CUSTOMERS

The Company markets and sells its products primarily to a broad base of customers comprised of distributors and OEMs of computation and communication equipment. One of the Company's distributors, Arrow Electronics, Inc., accounted for approximately 13 percent of 1996 net sales. No other distributor or OEM customer accounted for 10 percent or more of net sales in 1996.

INTERNATIONAL OPERATIONS

The Company derives more than half of its revenues from international sales. However, only a portion of the Company's international sales were denominated in foreign currencies. Further, the Company does not have any sales denominated in the local currencies of those countries which have highly inflationary economies.

Nearly all product assembly and final testing of the Company's products are performed at the Company's manufacturing facilities in Penang, Malaysia; Bangkok, Thailand; and Singapore; or by subcontractors in Asia. Wafer fabrication of certain products is performed at foundries in Asia. FASL wafer fabrication facilities are located in Aizu-Wakamatsu, Japan. Foreign manufacturing entails political and economic risks, including political instability, expropriation, currency controls and fluctuations, changes in freight and interest rates, and loss or modification of exemptions for taxes and tariffs. For example, if AMD were unable to assemble and test its products abroad, or if air transportation between the United States and the Company's overseas facilities were disrupted, there could be a material adverse effect on the Company's operations.

MATERIALS

Certain of the raw materials used by the Company in the manufacture of its products are available from a limited number of suppliers. For example, several types of the integrated circuit packages purchased by AMD, as well as by the majority of other companies in the semiconductor industry, are principally supplied by Japanese companies. Shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. If AMD were unable to procure certain of such materials, it would be required to reduce its manufacturing operations, which could have a material adverse effect on the Company. To date, AMD has not experienced significant difficulty in obtaining the necessary raw materials.

NOTE 7. WARRANTS

On May 24, 1995, the effective date of NexGen, Inc.'s initial public offering, all previously issued preferred series warrants were converted into warrants to purchase common stock. The following summarizes the warrants outstanding as of December 29, 1996:


                                                      Warrants    Warrant Price
                                                      --------    --------------
Warrants issued in connection with Promissory
  Notes and Preferred Stock Offering, expiring
  on January 17, 20000                                  93,280        $9.38

Warrants issued in connection with consulting
  services, expiring on July 15, 1997                  331,808         5.00

Warrants issued to sales agent, expiring
  on August 17, 1998                                    14,140         6.25
                                                       -------    -------------
       Total warrants issued and outstanding
         as of December 29, 1996                       439,228    $5.00 - $9.38
                                                       =======    =============


For the year ended December 29, 1996 warrants previously issued to purchase 136,944 shares of common stock were exercised on a cashless basis for 79,849 shares of common stock. All warrants are currently exercisable at December 29, 1996.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. INCOME TAXES

Provision (benefit) for income taxes consists of:


(Thousands)                                    1996         1995          1994
                                            ---------      -------      --------
Current:
  U.S. Federal                              $(102,213)     $58,683     $154,448
  U.S. State and Local                         (1,026)       1,855       13,001
  Foreign National and Local                    1,097       10,594        7,350

Deferred:
  U.S. Federal                                 16,280        1,295      (29,733)
  U.S. State and Local                            854       (3,167)      (2,820)
  Foreign National and Local                       --          946          (14)
                                            ---------      -------      --------
Provision (benefit) for income taxes        $ (85,008)     $70,206      $142,232
                                            =========      =======      ========


Tax benefits resulting from the exercise of nonqualified stock options and the disqualifying disposition of shares acquired under the Company's incentive stock option and stock purchase plans reduced taxes currently payable as shown above by approximately $2 million, $15 million and $37 million in 1996, 1995 and 1994, respectively. Such benefits were credited to capital in excess of par value when realized.

Under SFAS No. 109, deferred income taxes reflect the net tax effects of tax carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 29, 1996 and December 31, 1995 are as follows:


(Thousands)                                          1996        1995
                                                 -----------------------
Deferred tax assets:
  Net operating loss carryovers
    subject to limitation                        $  50,225     $  62,796
  Deferred distributor income                       45,594        40,583
  Inventory reserves                                30,145        29,665
  Accrued expenses not currently deductible         17,297        35,639
  Federal and state tax credit carryovers           57,959         6,249
  Other                                             61,957        49,850
                                                 ---------     ---------
    Total deferred tax assets                      263,177       224,782
  Less:  valuation allowance                       (22,062)      (33,386)
                                                 ---------     ---------
    Net deferred tax assets                        241,115       191,396
                                                 ---------     ---------
Deferred tax liabilities:
  Depreciation                                    (154,217)     (109,141)
  Other                                            (41,150)      (19,373)
                                                 ---------     ---------
    Total deferred tax liabilities                (195,367)     (128,514)
                                                 ---------     ---------
Net deferred tax assets                          $  45,748     $  62,882
                                                 =========     =========


Realization of the Company's net deferred tax assets is dependent on future taxable income. The Company believes that it is more likely than not that such assets will be realized, however, ultimate realization could be negatively impacted by market conditions and other variables not known or anticipated at this time.

Pretax income from foreign operations was approximately $33 million in 1996, $61 million in 1995 and $46 million in 1994.

The net operating loss carryovers subject to limitation described above are the result of certain ownership changes as defined in Section 382 of the Internal Revenue Code. Availability of these carryovers generally occurs ratably from 1996 through 2001. The federal and state tax credit carryovers expire beginning in the year 2003 through 2011.

The following is a reconciliation between statutory federal income taxes and the total provision (benefit) for income taxes:

                                                 1996                   1995                   1994
                                         -----------------------------------------------------------------
(Thousands except percent)                   Tax        Rate        Tax         Rate        Tax       Rate
                                         -----------------------------------------------------------------
Statutory federal
  income tax provision (benefit)         $(73,065)     (35.0)%     $88,062     35.0%     $148,316     35.0%
State taxes net of federal benefit           (520)      (0.2)          216      0.1         6,601      1.6
Tax exempt Foreign Sales
  Corporation income                       (2,283)      (1.1)       (6,848)    (2.7)       (8,955)    (2.1)
Foreign income at other than
  U.S. rates                               (9,782)      (4.7)      (11,503)    (4.6)       (9,633)    (2.3)
Other                                         642        0.3           279      0.1         5,903      1.4
                                         --------      -----       -------     ----      --------     ----
                                         $(85,008)     (40.7)%     $70,206     27.9%     $142,232     33.6%
                                         ========      =====       =======     ====      ========     ====

No provision has been made for income taxes on approximately $296 million of cumulative undistributed earnings of certain foreign subsidiaries because it is the Company's intention to permanently invest such earnings. If such earnings were distributed, additional taxes of approximately $102 million would accrue.

The Company's assembly and test plant in Thailand is operated under a tax holiday which expires in 1998. The net impact of this tax holiday was a decrease in the net loss of approximately $3 million ($0.02 per share) in 1996.

NOTE 9. DEBT

Significant elements of uncommitted, unsecured revolving lines of credit are:

(Thousands except percent)                          1996            1995
                                                  -------------------------
Total lines of credit                             $234,501         $345,801
Portion of lines of credit available to
  foreign subsidiaries                              84,501           95,801
Amounts outstanding at year-end:
  Short-term                                        14,692           26,770
Short-term borrowings:
  Average daily borrowings                          15,389           29,666
  Maximum amount outstanding at any month-end       22,971           36,105
  Weighted-average interest rate                      2.36%            4.19%
  Average interest rate on amounts outstanding
    at year-end                                       1.47%            4.41%
                                                  -------------------------

Interest on foreign and short-term domestic borrowings is negotiated at the time of the borrowing.

Information with respect to the Company's long-term debt and capital lease obligations at year-end is:


(Thousands)                                                              1996        1995
                                                                       ---------------------
11% Senior Secured Notes with interest payable semiannually
  and principal on August 1, 2003                                      $400,000     $     --
Term loan with variable interest paid in August, 1996                        --      150,000
10%-11% Convertible notes paid in March, 1996                                --        1,774
Promissory notes with principal and 6.88% interest payable
  annually through January, 2000, secured by a partnership interest       8,489       10,276
12% Note paid in May, 1996                                                   --       10,000
Mortgage with principal and 9.88% interest payable in monthly
  installments through April, 2007                                        1,930        2,167
Obligations under capital leases                                         58,631       77,306
Obligations secured by equipment                                          3,388        4,990
Other                                                                        63           94
                                                                       --------     --------
                                                                        472,501      256,607
Less:  current portion                                                  (27,671)     (41,642)
                                                                       --------     --------
Long-term debt and capital lease obligations, less
  current portion                                                      $444,830     $214,965
                                                                       ========     ========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In August, 1996 the Company sold $400 million of Senior Secured Notes due
August 1, 2003 under its shelf registration declared effective by the Securities and Exchange Commission on May 17, 1994. Due to the sale of the Senior Secured Notes, the Company fully utilized this shelf registration. Interest on the Senior Secured Notes accrues at the rate of 11 percent per annum and is payable semiannually in arrears on February 1 and August 1 of each year, commencing February 1, 1997. The Senior Secured Notes are secured by substantially all of the assets of Fab 25 and its ancillary facilities, and are redeemable at the Company's option after August 1, 2001.

On July 19, 1996, the Company entered into a syndicated bank loan agreement (the Credit Agreement) which provides for a new $400 million term loan and revolving credit facility which became available concurrently with the sale of the Senior Secured Notes. The Credit Agreement replaced the Company's unsecured and unused $250 million line of credit and its unsecured $150 million four-year term loan. The Credit Agreement provides for a $150 million three-year secured revolving line of credit (which can be extended for one additional year, subject to approval of the lending banks) and a $250 million four-year secured term loan available to the Company for a period of six months after the closing of the sale of Senior Secured Notes and which the Company utilized fully in January, 1997.

For each of the next five years and beyond, long-term debt and capital lease obligations are:


                                                 Long-term
                                                    Debt
                                                 (Principal     Capital
(Thousands)                                         only)        Leases
                                                 -----------------------
1997                                             $  3,802        $28,085
1998                                                4,033         23,370
1999                                                2,326          8,911
2000                                                2,493          2,511
2001                                                  167             --
Beyond 2001                                       401,049             --
                                                 --------        -------
Total                                             413,870         62,877
Less:  amount representing interest                    --          4,246
                                                 --------        -------
Total at present value                           $413,870        $58,631
                                                 ========        =======


Obligations under the lease agreements are collateralized by the assets leased. Total assets leased were approximately $134 million and $142 million at December 29, 1996 and December 31, 1995, respectively. Accumulated amortization of these leased assets was approximately $72 million and $71 million at December 29, 1996 and December 31, 1995, respectively.

The above debt agreements contain provisions regarding limits on the Company's and its subsidiaries' ability to engage in various transactions and require satisfaction of specified financial performance criteria. At December 29, 1996, the Company was in compliance with all restrictive covenants of such debt agreements and all retained earnings were restricted as to payments of cash dividends on common stock.

NOTE 10. INTEREST EXPENSE & INTEREST INCOME AND OTHER, NET

INTEREST EXPENSE

                                        1996          1995        1994
                                      ----------------------------------
Interest expense                      $ 32,507      $ 21,102     $12,704
Interest capitalized                   (17,670)      (18,043)     (8,294)
                                      --------      --------     -------
                                      $ 14,837      $  3,059     $ 4,410
                                      ========      ========     =======

In 1996, interest expense primarily consisted of interest expense incurred on the Company's Senior Secured Notes sold in August, 1996 and interest capitalized primarily related to equipment installation in Fab 25. In 1995, interest expense primarily consisted of interest payments on the $150 million four-year term loan the Company entered into on January 5, 1995, and interest capitalized primarily related to the construction of Fab 25.

INTEREST INCOME AND OTHER, NET

(Thousands)                        1996        1995         1994
                                 ---------------------------------
Interest income                  $19,564      $29,518      $23,331
Other income (loss)               39,827        2,947       (6,197)
                                 -------      -------      -------
                                 $59,391      $32,465      $17,134
                                 =======      =======      =======

In 1996 and 1995, other income primarily consisted of gains resulting from the sales of equity investments. In 1994, other loss primarily consisted of the $33 million settlement cost related to the class action lawsuits and stockholders' derivative action offset by an $18 million gain resulting from an award of damages in the arbitration proceedings with Intel. Also included in other income
(loss) for all years presented is the net gain (loss) on the sale of assets.

NOTE 11. FOREIGN AND DOMESTIC OPERATIONS

AMD manufactures and markets standard lines of products. The Company's products include a wide variety of industry-standard ICs which are used in many diverse product applications such as telecommunications equipment, data and network communications equipment, consumer electronics, PCs and workstations.

Operations outside the United States include both manufacturing and sales. Manufacturing subsidiaries are located in Malaysia, Thailand and Singapore. Sales subsidiaries are in Europe and Asia Pacific.

The following is a summary of operations by entities within geographic areas for the three years ended December 29, 1996:

(Thousands)                             1996           1995          1994
                                     ----------------------------------------
Sales to unaffiliated customers:
  North America                      $1,418,871     $1,780,240     $1,544,844
  Europe                                378,136        491,293        483,632
  Asia Pacific                          156,012        196,846        126,977
                                     ----------     ----------     ----------
                                     $1,953,019     $2,468,379     $2,155,453
                                     ==========     ==========     ==========

Transfers between geographic areas
  (eliminated in consolidation):
  North America                      $  578,581     $  743,117     $  563,303
  Asia Pacific                          383,684        396,158        323,050
                                     ----------     ----------     ----------
                                     $  962,265     $1,139,275     $  886,353
                                     ==========     ==========     ==========

Operating income (loss):
  North America                      $ (289,324)    $  164,549     $  423,027
  Europe                                 (3,905)        18,922         15,860
  Asia Pacific                           39,919         38,729         30,148
                                     ----------     ----------     ----------
                                     $ (253,310)    $  222,200     $  469,035
                                     ==========     ==========     ==========

Identifiable assets:
  North America                      $2,644,368     $2,636,675     $2,170,099
  Europe                                154,288         85,664        120,070
  Asia Pacific                          514,880        463,530        361,144
  Eliminations                         (168,253)      (107,402)      (125,592)
                                     ----------     ----------     ----------
                                     $3,145,283     $3,078,467     $2,525,721
                                     ==========     ==========     ==========

U.S. export sales:
  Asia Pacific                       $  344,050     $  485,625     $  436,120
  Europe                                157,647        206,328        126,752
                                     ----------     ----------     ----------
                                     $  501,697     $  691,953     $  562,872
                                     ==========     ==========     ==========


Sales to unaffiliated customers are based on the location of the Company's subsidiary. Transfers between geographic areas consist of products and services that are sold at amounts generally above cost and are consistent with governing tax regulations. Operating income (loss) is total sales less operating expenses. Identifiable assets are those assets used in each geographic area. Export sales are United States foreign direct sales to unaffiliated customers primarily in Europe and Asia Pacific.

NOTE 12.  STOCK-BASED BENEFITPLANS

STOCK OPTION PLANS

The Company has several stock option plans under which key employees have been granted incentive (ISOs) and nonqualified (NSOs) stock options to purchase the Company's common stock. Generally, options are exercisable within four years from the date of grant and expire five to ten years after the date of grant. ISOs granted under the plans have exercise prices of not less

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

than 100 percent of the fair market value of the common stock at the date of grant. Exercise prices of NSOs range from $0.01 to the fair market value of the common stock at the date of grant. At December 29, 1996, 2,970 employees were eligible and participating in the plans.

On July 10, 1996, the Compensation Committee of the Board of Directors of AMD approved a stock option repricing program pursuant to which employees of the Company (excluding officers) could elect to cancel certain unexercised stock options in exchange for new stock options with an exercise price of $11.88, equal to the closing price of the Company's common stock on the New York Stock Exchange on July 15, 1996. Approximately 6.1 million options were eligible for repricing, of which 5.3 million were repriced. The vesting schedules and expiration dates of repriced stock options were extended by one year, and certain employees canceled stock options for four shares of common stock in exchange for repriced options for three shares of common stock.

The following is a summary of stock option activity and related information:

(Shares in thousands)
                                                     1996                   1995                       1994
                                              -----------------------------------------------------------------------------
                                                       Weighted-
                                                        Average
                                                        Exercise                   Price                        Price
                                              Options     Price     Options       Per Share       Options      Per Share
                                              -----------------------------------------------------------------------------
Options:
  Outstanding at beginning of year            16,329     $16.77     14,825     $0.50 - $30.25     13,957     $0.50 - $30.25
  Granted                                     11,245      12.96      4,327      3.13 -  35.88      4,389      0.63 -  30.25
  Canceled                                    (7,042)     26.64       (510)     0.50 -  35.75       (376)     4.13 -  30.25
  Exercised                                   (1,881)      4.07     (2,313)     0.50 -  30.25     (2,218)     4.13 -  24.38
                                              ------     ------     ------     --------------     ------     --------------
  Outstanding at end of year                  18,651     $12.17     16,329     $0.50 - $35.88     15,752     $0.50 - $30.25
                                              ======     ======     ======     ==============     ======     ==============
  Available for grant at beginning of year       751                 3,386                         1,419
  Available for grant at end of year           3,845                   751                         3,150
                                              -----------------     -------------------------     -------------------------

The following table summarizes information about options outstanding at December 29, 1996:

(Shares                       Options Outstanding            Options Exercisable
  in thousands)   ----------------------------------------------------------------
                                  Weighted-
                                   Average
                                  Remaining                               Weighted-
                      Number      Contractual   Weighted-      Number      Average
   Range of         Outstanding      Life         Average    Exercisable   Exercise
Exercise Prices     at 12/29/96     (Years)        Price     at 12/29/96     Price
-----------------------------------------------------------------------------------
 $0.01 -  $9.38        4,873          5.75         $ 5.33       4,216        $ 5.13
 $9.50 - $11.88        6,251          8.46          11.68       1,032         10.92
$12.13 - $14.75        5,083          8.78          13.98         905         12.97
$14.88 - $35.88        2,444          7.37          23.34       1,287         21.96
                      ------          ----         ------       -----        ------
 $0.01 - $35.88       18,651          7.69         $12.17       7,440        $ 9.80
                      ======          ====         ======       =====        ======


STOCK PURCHASE PLAN

The Company has an employee stock purchase plan (ESPP) that allows participating employees to purchase, through payroll deductions, shares of the Company's common stock at 85 percent of the fair market value at specified dates. At December 29, 1996, 6,700 employees were eligible to participate in the plan and 551,765 common shares remained available for issuance under the plan. A summary of stock purchased under the plan is shown below.


(Thousands except                    1996        1995        1994
employee participants)             ---------------------------------

Aggregate purchase price           $13,138      $11,457      $ 8,115
Shares purchased                     1,035          501          412
Employee participants                2,963        2,825        1,941
                                   -------      -------      -------

STOCK APPRECIATION RIGHTS PLANS

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

RESTRICTED STOCK AWARD PLAN

The Company established the 1987 restricted stock award plan under which up to two million shares of common stock may be issued to employees, subject to terms and conditions determined at the discretion of the Board of Directors. The Company entered into agreements to issue 320,609 and 226,427 shares in 1996 and 1995, respectively. To date, agreements covering 230,212 shares have been canceled without issuance and 1,333,891 shares have been issued pursuant to prior agreements. At December 29, 1996, agreements covering 656,109 shares were outstanding under the plan and 10,000 shares remained available for future awards. Outstanding awards vest under varying terms within five years.

STOCK-BASED COMPENSATION

As permitted under Statement of Financial Accounting Standards No. 123 (SFAS
123), "Accounting for Stock-Based Compensation," the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations, in accounting for stock-based awards to employees. Under APB 25, the Company generally recognized no compensation expense with respect to such awards.

Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS 123 for awards granted after December 31, 1994 as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:


                                        Options                 ESPP
                                  ------------------------------------------
                                   1996          1995       1996       1995
                                  ------------------------------------------
Expected life (years)              3.16          2.43        0.25       0.25
Expected stock price volatility   48.02%        53.29%      47.81%     42.15%
Risk-free interest rate            6.44%         5.88%       5.29%      5.69%
                                  -----         -----       -----      -----


For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period (for options) and the three-month purchase period (for stock purchases under the ESPP). The Company's pro forma information follows:


(Thousands except per share amounts)                        1996        1995
                                                         ---------------------
Net income (loss) -- as reported                         $(68,950)    $216,326
Net income (loss) -- pro forma                            (89,451)     205,047
Primary net income (loss) per share -- as reported          (0.51)        1.59
Primary net income (loss) per share -- pro forma            (0.66)        1.51
Fully diluted net income (loss) per share -- as reported    (0.51)        1.57
Fully diluted net income (loss) per share -- pro forma      (0.66)        1.49
                                                         --------     --------

Because SFAS 123 is applicable only to awards granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until approximately 1999. A total of 10,332,224 options were granted during 1996 with exercise prices equal to the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of these options were $13.44 and $5.15, respectively. A total of 912,994 options were granted during 1996 with exercise prices less than the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these options were $7.49 and $12.14, respectively.

The weighted-average fair value of stock purchase rights during 1996 was $4.07 per share.

NOTE 13.  OTHER EMPLOYEE BENEFIT PLANS

PROFIT SHARING PROGRAM

The Company has a profit sharing program to which the Board of Directors has authorized semiannual contributions. There were no profit sharing contributions in 1996. Profit sharing contributions were approximately $45 million in 1995 and $57 million in 1994.

RETIREMENT SAVINGS PLAN

The Company has a retirement savings plan, commonly known as a 401(k) plan, that allows participating United States employees to contribute from 1 percent to 15 percent of their pre-tax salary subject to I.R.S. limits. The Company makes a matching contribution calculated at 50 cents on each dollar of the first 3 percent of participant contributions, to a maximum of 1.5 percent of eligible compensation. The Company's contributions to the 401(k) plan were approximately $5 million, $4 million and $4 million for 1996, 1995 and 1994, respectively. There are four investment funds in which each employee may invest contributions in whole percentage increments. NexGen had a 401(k) plan which allowed employees to contribute from one percent to ten percent of their pre-tax salary subject to I.R.S. limits. NexGen did not match employee contributions.


NOTE 14. COMMITMENTS

The Company leases certain of its facilities under agreements which expire at various dates through 2011. The Company also leases certain of its manufacturing and office equipment for terms ranging from one to five years. Rent expense was approximately $40 million, $37 million and $32 million in 1996, 1995 and 1994, respectively.

For each of the next five years and beyond, noncancelable long-term operating lease obligations and commitments to purchase manufacturing supplies and services are as follows:


                              Operating         Purchase
(Thousands)                     Leases        Commitments
                             ------------------------------
1997                           $30,943           $4,945
1998                            22,721            4,945
1999                            15,779            4,745
2000                            11,180            3,674
2001                             4,384            2,977
Beyond 2001                     10,017            8,392
                               -------           ------

The operating leases of the Company's corporate marketing, general and administrative facility expire in December, 1998. The leases provide the Company with an option to purchase the facility for $40 million during the lease term. At the end of the lease term, the Company is obligated to either purchase the facility or to arrange for its sale to a third party with a guarantee of residual value to the seller equal to the option purchase price.

At December 29, 1996, the Company had commitments of approximately $105 million for the construction or acquisition of additional property, plant, and equipment.

AMD Saxony Manufacturing GmbH (AMD Saxony), a German subsidiary wholly owned by the Company through a German holding company, is building a 900,000 square foot submicron integrated circuit manufacturing and design facility in Dresden, in the State of Saxony, Germany (the Dresden Facility) over the next five years at a presently estimated cost of approximately $1.5 billion. The Dresden Facility is being designed for the production of microprocessors and other advanced logic products. The Federal Republic of Germany and the State of Saxony have agreed to support the project in the form of (i) a guarantee of 65% of the bank debt to be incurred by AMD Saxony up to a maximum of DM1.65 billion, (ii) investment grants and subsidies totaling DM500.5 million, and (iii) interest subsidies from the State of Saxony totaling DM300 million. In March, 1997 AMD Saxony will be entering into a loan agreement with a consortium of banks led by Dresdner Bank AG under which facilities totaling DM1.65 billion will be made available. In connection with the financing, the Company has agreed to invest in AMD Saxony over the next three years equity and subordinated loans in an amount totaling approximately DM507.5 million. Until the Dresden Facility has been completed, AMD has also agreed to guarantee AMD Saxony's obligations under the loan agreement up to a maximum of DM217.5 million. After completion of the Dresden Facility, AMD has agreed to make available to AMD Saxony up to DM145 million if the subsidiary does not meet its fixed charge coverage ratio covenant. Finally, AMD has agreed to undertake certain contingent obligations, including various obligations to fund project cost overruns. The Company began site preparation of the Dresden Facility in the fourth quarter of 1996, and plans to commence construction during the second quarter of 1997. The planned Dresden Facility costs are denominated in deutsche marks and, therefore, are subject to change due to foreign exchange rate fluctuations. The Company plans to hedge future foreign exchange exposure for the Dresden Facility.

In December, 1995 the Company signed a five-year, comprehensive cross-license agreement with Intel. The cross-license is royalty-bearing for the Company's products that use certain Intel technologies. The Company is required to pay Intel minimum non-refundable royalties during the years 1997 through 2000.

NOTE 15.  INVESTMENT IN JOINT VENTURE

In 1993, AMD and Fujitsu Limited formed a joint venture, Fujitsu AMD Semiconductor Limited (FASL), for the development and manufacture of non-volatile memory devices. Through FASL, the two companies have constructed and are operating an advanced integrated circuit manufacturing facility in Aizu-Wakamatsu, Japan, to produce Flash memory devices. The Company's share of FASL is 49.95 percent and the investment is being accounted for under the equity method. In 1995, the Company invested an additional $18 million in FASL. The Company's share of FASL net income during 1996 was $55 million, net of income taxes of approximately $30 million. At December 29, 1996, the adjustment related to the translation of the FASL financial statements into U.S. dollars resulted in a decrease of approximately $28 million to the investment in FASL. In 1996 and 1995, the Company made Flash memory device purchases of $234 million and $128 million, respectively, from FASL. There were no purchases in 1994. At December 29, 1996 and December 31, 1995, amounts owed to FASL for Flash memory device purchases were $27 million and $39 million, respectively. In 1996 and 1995, the Company earned royalty revenue, as a result of purchases from FASL, of $21 million and $11 million, respectively.

Pursuant to a cross-equity provision between AMD and Fujitsu Limited, the Company purchased approximately $13 million of Fujitsu Limited shares. Under the same provision, Fujitsu Limited has purchased 3 million shares of AMD common stock, and is required to purchase an additional 1.5 million shares over the next several years, for a total investment not to exceed $100 million.

In March of 1996, FASL began construction of a second Flash memory device wafer fabrication facility (FASL II) at a site contiguous to the existing FASL facility in Aizu-Wakamatsu, Japan. The facility is expected to cost approximately $1.1 billion when fully equipped. Capital expenditures for FASL II construction are expected to be funded by cash generated from FASL operations and, if necessary, borrowings by FASL. To the extent that FASL is unable to secure the necessary funds for FASL II, AMD may be required to contribute cash or guarantee third-party loans in proportion to its percentage interest in FASL. At December 29, 1996, AMD had loan guarantees of $39 million outstanding with respect to such loans.

The following is condensed unaudited financial data of FASL:

Three years ended December 29, 1996
(Unaudited)
(Thousands)
                                        1996            1995            1994
                                      ----------------------------------------
Net sales                             $400,099        $252,069        $      -
Gross profit                           223,035         145,226               -
Operating income (loss)                168,562         117,411         (32,203)
Net income (loss)                      121,973         107,563         (32,293)
                                      --------        --------        --------





December 29, 1996 and
December 31, 1995
(Unaudited)
(Thousands)
                                        1996            1995
                                      ------------------------
Current assets                        $ 97,693        $161,810
Non-current assets                     542,684         326,252
Current liabilities                    215,524         107,524
Non-current liabilities                    474             284
                                      --------        --------

The Company's share of the above FASL net income (loss) differs from the equity in net income (loss) of joint venture reported on the Consolidated Statements of Operations due to differences in tax rates, as the above table reflects the FASL tax expense (benefit) and the Statements of Operations reflects the tax AMD would expect to pay if the Company's share of FASL profits were remitted to AMD as a dividend.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16.  CONTINGENCIES

LITIGATION

MCDAID V. SANDERS, ET AL.; KOZLOWSKI, ET AL. V. SANDERS, ET AL. The McDaid complaint was filed November 3, 1995 and the Kozlowski complaint was filed November 15, 1995. Both actions allege violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, against the Company and certain individual officers and directors (the Individual Defendants), and purportedly were filed on behalf of all persons who purchased or otherwise acquired common stock of the Company during the period April 11, 1995 through September 22, 1995. The complaints seek damages allegedly caused by alleged materially misleading statements and/or material omissions by the Company and the Individual Defendants regarding the Company's development of its AMD-K5, -K6 and -K7 microprocessors, which statements and omissions, the plaintiffs claim, allegedly operated to inflate artificially the price paid for the Company's common stock during the period. The complaints seek compensatory damages in an amount to be proven at trial, fees and costs, and extraordinary equitable and/or injunctive relief. The court has consolidated both actions into one. Defendants filed answers in the consolidated action in May, 1996 and discovery has begun. Based upon information presently known to management, the Company does not believe that the ultimate resolution of this lawsuit will have a material adverse effect on the financial condition or results of operations of the Company.

AMD V. ALTERA CORPORATION. This litigation, which began in 1994, involves multiple claims and counterclaims for patent infringement relating to the Company's and Altera Corporation's programmable logic devices. On June 27, 1996, a jury returned a verdict and found that four of the eight patents-in-suit were licensed to Altera. The parties have stipulated that the court, not a jury, will decide which of the remaining AMD patents-in-suit fall within the scope of the license that the jury found. The court will hear the first of two phases regarding the remaining patents in April, 1997. Based upon information presently known to management, the Company does not believe that the ultimate resolution of this lawsuit will have a material adverse effect on the financial condition or results of operations of the Company.

ENVIRONMENTAL MATTERS
CLEAN-UP ORDERS. Since 1981, the Company has discovered, investigated and begun remediation of three sites where releases from underground chemical tanks at its facilities in Santa Clara County, California adversely affected the ground water. The chemicals released into the ground water were commonly in use in the semiconductor industry in the wafer fabrication process prior to 1979. At least one of the released chemicals (which is no longer used by the Company) has been identified as a probable carcinogen.

In 1991, the Company received four Final Site Clean-up Requirements Orders from the California Regional Water Quality Control Board, San Francisco Bay Region relating to the three sites. One of the orders named the Company as well as TRW Microwave, Inc. and Philips Semiconductors Corporation. Another of the orders named the Company as well as National Semiconductor Corporation.

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

The Company has computed and recorded the estimated environmental liability in accordance with applicable accounting rules and has not recorded any potential insurance recoveries in determining the estimated costs of the cleanup. The amount of environmental charges to earnings has not been material during the last three fiscal years. The Company believes that the potential liability, if any, in excess of amounts already accrued with respect to the foregoing environmental matters will not have a material adverse effect on the financial condition or results of operations of the Company.

OTHER MATTERS

The Company is a defendant or plaintiff in various other actions which arose in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

                                                     REPORT OF ERNST & YOUNG LLP

                                                     INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Advanced Micro Devices, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Micro Devices, Inc. at December 29, 1996 and December 31, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advanced Micro Devices, Inc. at December 29, 1996 and December 31, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 29, 1996, in conformity with generally accepted accounting principles.

                                        /s/ERNST & YOUNG LLP
                                        --------------------

San Jose, California
January 9, 1997

SUPPLEMENTARY FINANCIAL DATA
 ---------------------------------------------------------------------------------------------------------------------------------
1996 and 1995 by Quarter (Unaudited)          Dec. 29,   Sep. 29,   Jun. 30,   Mar. 31,    Dec. 31,   Oct. 1,   Jul. 2,   Apr. 2,
(Thousands except per share and market          1996      1996        1996       1996       1995       1995      1995      1995
price amounts)                                ------------------------------------------------------------------------------------
Net sales ................................... $496,868   $456,862   $ 455,077   $544,212   $595,178  $606,953  $638,867  $627,381
Expenses:
   Cost of sales ............................  354,622    337,692     379,779    368,735    427,058   368,359   315,905   305,685
   Research and development .................  107,499    105,656      92,768     94,780    107,715   106,237   105,695    96,874
   Marketing, general and administrative ....   88,292     90,432      83,063    103,011    100,766   102,549   106,602   102,734
                                              --------   --------   ---------   --------  ---------  --------  --------  --------
                                               550,413    533,780     555,610    566,526    635,539   577,145   528,202   505,293
                                              --------   --------   ---------   --------  ---------  --------  --------  --------
Operating income (loss) .....................  (53,545)   (76,918)   (100,533)   (22,314)   (40,361)   29,808   110,665   122,088

Interest income and other, net ..............    4,079      4,214      23,039     28,059      8,024    10,408     6,975     7,058
Interest expense ............................   (7,601)    (3,443)     (1,812)    (1,981)    (1,665)     (315)     (501)     (578)
                                              --------   --------   ---------  ---------  ---------  --------  --------  --------
Income (loss) before income taxes and
  equity in joint venture ...................  (57,067)   (76,147)    (79,306)     3,764    (34,002)   39,901   117,139   128,568
Provision (benefit) for income taxes ........  (22,826)   (30,459)    (31,723)        --    (21,846)   10,212    39,016    42,824
                                              --------   --------   ---------  ---------  ---------  --------  --------  --------
Income (loss) before equity in joint venture   (34,241)   (45,688)    (47,583)     3,764    (12,156)   29,689    78,123    85,744
Equity in net income (loss) of joint venture    12,998      7,326      12,911     21,563     21,500    12,311     2,529    (1,414)
                                              --------   --------   ---------  ---------   --------  --------  --------  --------
Net income (loss) ...........................  (21,243)   (38,362)    (34,672)    25,327      9,344    42,000    80,652    84,330

Preferred stock dividends ...................       --         --          --         --         --        --        --        10
                                              --------   --------   ---------  ---------   --------  --------  --------  --------
Net income (loss) applicable to
   common stockholders ...................... $(21,243)  $(38,362)  $ (34,672)  $ 25,327   $  9,344  $ 42,000  $ 80,652  $ 84,320
                                              ========   ========   =========  =========   ========  ========  ========  ========
Net income (loss) per common share
             -- Primary ..................... $  (0.15)  $  (0.28)  $   (0.26)  $   0.18   $   0.07  $   0.30  $   0.59  $   0.66
                                              ========   ========   =========  =========   ========  ========  ========  ========
             -- Fully diluted ............... $  (0.15)  $  (0.28)  $   (0.26)  $   0.18   $   0.07  $   0.30  $   0.59  $   0.63
                                              ========   ========   =========  =========   ========  ========  ========  ========
Shares used in per share calculation
             -- Primary .....................  137,693    136,082     135,266    138,399    138,941   139,288   136,950   127,181
                                              ========   ========   =========  =========   ========  ========  ========  ========
             -- Fully diluted ...............  137,693    136,082     135,266    138,399    139,085   139,434   137,647   134,421
                                              ========   ========   =========  =========   ========  ========  ========  ========
Common stock market price range
             -- High......................... $  28.38   $  16.25    $  19.88   $  21.25   $  29.25  $  36.50  $  39.25  $  35.88
             -- Low ......................... $  14.13   $  10.25    $  12.88   $  16.13   $  16.13  $  28.00  $  32.13  $  23.50

                                                                                                               FINANCIAL SUMMARY
--------------------------------------------------------------------------------------------------------------------------------
Five Years Ended December 29, 1996
(Thousands except per share amounts)                        1996            1995           1994          1993           1992
                                                        ------------------------------------------------------------------------
Net sales ............................................   $ 1,953,019    $ 2,468,379    $ 2,155,453    $ 1,648,280    $ 1,514,489
Expenses:
   Cost of sales .....................................     1,440,828      1,417,007      1,013,589        789,564        746,486
   Research and development ..........................       400,703        416,521        295,326        279,412        237,679
   Marketing, general and administrative .............       364,798        412,651        377,503        296,912        272,962
                                                         -----------    -----------    -----------    -----------    -----------
                                                           2,206,329      2,246,179      1,686,418      1,365,888      1,257,127
                                                         -----------    -----------    -----------    -----------    -----------
Operating income (loss) ..............................      (253,310)       222,200        469,035        282,392        257,362

Litigation settlement ................................            --             --        (58,000)            --             --
Interest income and other, net .......................        59,391         32,465         17,134         16,931         18,913
Interest expense .....................................       (14,837)        (3,059)        (4,410)        (4,398)       (17,677)
                                                         -----------    -----------    -----------    -----------    -----------
Income (loss) before income taxes and equity in
  joint venture.......................................      (208,756)       251,606        423,759        294,925        258,598
Provision (benefit) for income taxes .................       (85,008)        70,206        142,232         85,935         24,979
                                                         -----------    -----------    -----------    -----------    -----------
Income (loss) before equity in joint venture .........      (123,748)       181,400        281,527        208,990        233,619
Equity in net income (loss) of joint venture .........        54,798         34,926        (10,585)          (634)            --
                                                         -----------    -----------    -----------    -----------    -----------
Net income (loss) ....................................       (68,950)       216,326        270,942        208,356        233,619

Preferred stock dividends ............................            --             10         10,350         10,350         10,350
                                                         -----------    -----------    -----------    -----------    -----------
Net income (loss) applicable to common stockholders ..   $   (68,950)   $   216,316    $   260,592    $   198,006    $   223,269
                                                         ===========    ===========    ===========    ===========    ===========
Net income (loss) per common share -- Primary.........   $     (0.51)   $      1.59    $      2.06    $      1.65    $      2.02
                                                         ===========    ===========    ===========    ===========    ===========
                                   -- Fully diluted      $     (0.51)   $      1.57    $      2.02    $      1.64    $      1.99
                                                         ===========    ===========    ===========    ===========    ===========
Shares used in per share calculation -- Primary.......       135,687        136,208        126,674        119,925        110,339
                                                         ===========    ===========    ===========    ===========    ===========
                                     -- Fully diluted        135,687        137,815        134,142        127,167        117,576
                                                         ===========    ===========    ===========    ===========    ===========
Long-term debt and capital lease obligations,
   less current portion ..............................   $   444,830    $   214,965    $    75,752    $    90,066    $    22,213
Total assets .........................................   $ 3,145,283    $ 3,078,467    $ 2,525,721    $ 1,944,953    $ 1,453,768

------------------------------------------------------------------------------------------------------------------------------------

AMD's common stock (symbol AMD) is listed on the New York Stock Exchange. The Company has never paid cash dividends on common stock and has no present plans to do so. The number of stockholders of record at January 31, 1997 was 9,963.

AMD, the AMD logo, and combinations thereof are trademarks of Advanced Micro Devices, Inc.
Am486, MACH, NexGen, and Nx586 are registered trademarks and AMD-K5, AMD-K6, K86, K86 RISC SUPERSCALAR, and Nx686 are trademarks of Advanced Micro Devices, Inc.
Microsoft, MS-DOS, Windows and Windows NT are registered trademarks of Microsoft Corporation.
Other terms and names used are for identification purposes only and may be trademarks of their respective companies.

                                     39