Form 10-K, Exhibit 13
period 1998-12-27
ADVANCED MICRO DEVICES INC
filed 1999-03-29
CIK 2488

FINANCIAL HIGHLIGHTS

Five Years Ended December 27, 1998
(Dollars in thousands except per share amounts,
ratios and employment figures)                          1994          1995         1996         1997         1998
-----------------------------------------------------------------------------------------------------------------
Net sales                                          $2,155,453   $2,468,379   $1,953,019   $2,356,375   $2,542,141
Operating income (loss)                               469,035      222,200     (253,310)     (90,653)    (163,642)
Net income (loss)                                     270,942      216,326      (68,950)     (21,090)    (103,960)
Net income (loss) per
     common share:
     Basic                                               2.22         1.69        (0.51)       (0.15)       (0.72)
     Diluted                                             2.03         1.57        (0.51)       (0.15)       (0.72)
Working capital                                       441,649      461,509      445,604      448,497      721,308
Total assets                                        2,525,721    3,078,467    3,145,283    3,515,271    4,252,968
Long-term debt, capital lease
     obligations and other,
     less current portion                              75,752      214,965      444,830      662,689    1,372,416
Stockholders' equity                                1,797,354    2,102,462    2,021,878    2,029,543    2,005,049
Capital additions                                     586,473      650,322      493,723      729,870      996,170
Depreciation and amortization                         224,421      272,527      346,774      394,465      467,521
Research and development                              295,326      416,521      400,703      467,877      567,402
Research and development as
     a percentage of net sales                           13.7%        16.9%       20.5 %       19.9 %       22.3 %
Return on equity                                         17.2%        11.1%       (3.3)%       (1.0)%       (5.2)%
Debt as a percentage of capital                           7.6%        11.9%       19.4 %       26.6 %       43.2 %
Worldwide employment                                   11,994       12,981       12,181       12,759     13,597>>

                             [GRAPH APPEARS HERE]

TO MY FELLOW SHAREHOLDERS


1998 was the year of the AMD-K6(R)-2 processor with 3DNow!(TM) technology.

     Our introduction of the AMD-K6-2 processor with 3DNow! technology in May of 1998 was a watershed event. For the first time in our history, we had a new, differentiated processor, fully compatible with the Microsoft(R) Windows(R) computing standard, that offered clear, compelling performance advantages for consumers.

     The response of the marketplace has validated our strategy:

     . Today nine of the world's top ten personal computer manufacturers offer systems powered by AMD-K6 family processors, including the world's #1 and #2 manufacturers of portable systems.

     . Unit shipments of AMD-K6 family processors more than trebled year-to-year, and revenues from AMD-K6 family processors nearly trebled to $1.25 billion.

     . AMD shipped more than 13 million AMD-K6 family processors in 1998 - including more than 8.5 million AMD-K6-2 processors with 3DNow! technology.

     . AMD-K6 family processors captured a 16 percent share of the worldwide market for Windows compatible processors in the fourth quarter of 1998 - more than double our market share for the same quarter of 1997!

     The success of the AMD-K6-2 processor enabled AMD to achieve record quarterly revenues of $788,820,000, as well as record annual revenues of $2,542,141,000. In 1998, AMD revenues grew by 8 percent in a year when worldwide shipments of integrated circuits declined by nearly 10 percent.

     Despite the progress we made in microprocessors, enabling a return to profitability in the second half, AMD incurred a substantial net loss of $103,960,000, or $0.72 per share, in 1998.

     Our non-microprocessor product groups - our Communications Group, our Memory Group, and Vantis, our programmable logic subsidiary - were severely impacted by continuing weak demand and resultant price pressures due to the lingering recession in the worldwide semiconductor industry. Revenues from these groups in the aggregate continued to decline throughout the year, in some measure offsetting the strong revenue growth of our Computation Products Group. I do not expect significant growth in revenues from these product lines during the first half of 1999. Therefore, for the near term, any and all revenue growth must come from our Computation Products Group, i.e., processors for Windows computing.

     At AMD, we define "winning" as gaining market share, and "success" as profitable growth. By these definitions, even though we are winning, we have not been consistently successful. The necessity of investing heavily and continuously in research and development while bringing up additional production facilities in order to execute our long-term strategy continues to make it difficult to achieve consistent profitable growth. I am not satisfied with our performance, and I will not be satisfied until we can consistently grow profitably.

     Our principal challenge in 1999 will be to continue to grow our microprocessor market share and position ourselves for sustained profitability. All applicable resources at AMD must and will be focused accordingly as we restructure our activities to address the realities of the marketplace.

The 1,000 Days In 1996 I issued a challenge to our worldwide sales force. At that time, I told them that we had 1,000 days in which to establish an alternative platform for Microsoft Windows computing. The 1,000-day window of opportunity began with the introduction of our first independently engineered alternative to Intel processors. Our overarching goal was and is to capture a 30 percent unit share of the worldwide market for processors for Windows computing by the end of 2001, creating an opportunity for us to achieve financial returns superior to the semiconductor industry. Our immediate challenges, however, were to shed our "clone image" and secure a beachhead with innovative products of our own concept and design.

     By the end of 1998 - and the expiration of our initial 1,000-day campaign - the beachhead was ours. The AMD-K6-2 processor with 3DNow! technology and a low-cost infrastructure supported by independent chipset and motherboard suppliers throughout the world have established AMD and our AMD-K6 processor family as the only real alternative to the Intel monopoly. With a 16 percent market share, we are just over halfway toward our long-term goal. Let's review the progress we have made and the challenges we must meet to achieve that goal.

Our "P3 Strategy" Execution of our "P3 Strategy" continues to be the key to success: first, we must be the nucleating point for platforms based on processor products that offer compelling features within the Microsoft Windows standard; second, we must have leading-edge process technology that will enable us to deliver high-performance processors at competitive cost; and finally, we must have production capacity to manufacture processors using that technology in volume to support our customers as they come to depend upon AMD for a growing percentage of their requirements.

     During the past three years we have made extraordinary progress in creating these wealth-producing assets.

     PROCESS TECHNOLOGY. Today all of our microprocessor production is on leading-edge 0.25-micron (250-nanometer) technology. We have successfully developed 180-nanometer, six-layer, aluminum interconnect technology to remain at the leading edge and have produced advanced processors using this technology both in our development facility in Sunnyvale, California, and in Fab 25 in Austin, Texas. We are on schedule to introduce 180-nanometer technology into high-volume production in the third quarter of 1999.

     The next step in the continuing evolution of process technology will employ the use of copper interconnect technology to achieve even higher-performance devices and lower-cost production. During 1998, we entered into a seven-year agreement with Motorola to collaborate on the development of process technology, including copper interconnect technology. This alliance with another of the world's premier semiconductor manufacturers has increased our confidence that we will meet our schedule for introduction of copper interconnect technology into production at Fab 30 in Dresden, Germany. We have commenced process integration wafer starts that will utilize copper interconnect technology resulting from this alliance, and we plan to qualify the process for production by the end of this year in order to generate revenues from Fab 30 in the first quarter of 2000.

     Production Capacity. We have completed the outfitting of Fab 25. This facility is now equipped to produce 5,000 wafers per week - 250,000 wafers per year - employing technologies with geometries of 250 nanometers and finer. Fab 25 is currently operating at approximately 80 percent of capacity.

     We have completed construction of Fab 30, and are in the process of installing equipment and qualifying the facility to commence commercial production by the end of this year. When fully equipped, Fab 30 will also be capable of producing 250,000 wafers per year employing technologies of 180 nanometers and finer with copper interconnects.

     Platforms/Products. The AMD-K6-2 processor with 3DNow! technology enabled AMD to gain a substantial share of the mainstream PC market, reaching a 37 percent share of the market in December for desktop systems in the North American retail channel, which is frequently a bellwether for trends in the PC industry. In January of this year, we were #1 in the channel with a 43.9 percent market share versus Intel's 40.3 percent! I believe a growing installed base of PC systems with 3DNow! technology establishes a strong platform for software developers, which should enhance opportunities for even broader acceptance of AMD processors going forward. All AMD processors for the PC market incorporate 3DNow! technology, which is supported by Microsoft Windows Direct X.

     The AMD-K6-III processor with 3DNow! technology, our latest offering for the mainstream PC market, features a unique performance-enhancing tri-level cache memory design with more on-system cache memory than any other processor currently available for Windows computing. With outstanding capability and features, the AMD-K6-III processor will enable PC manufacturers to build more affordable high-performance systems. I expect that an increasing proportion of production for the market segments served by AMD will be devoted to the AMD-K6-III processor family throughout the remainder of 1999.

The Convergence of Computation and Communications As the convergence of computation and communications continues to accelerate, driven in large measure by the burgeoning growth of the Internet, AMD will devote increasing focus on enhancement of the personal computer as a visual computing platform and information tool. Today, our Computation Products Group (which now includes our Embedded Processor Division) produces two-thirds of our total revenues. With new opportunities created by the Internet and electronic commerce, our Communications Group is developing new products, such as our PCnet (TM) Home controller, that will enable home PC users to link multiple PCs together over standard telephone wiring - all sharing access to a single Internet connection. We will also supply ADSL (Asynchronous Digital Subscriber Line) chipsets capable of delivering high-speed access to the Internet over existing copper telephone lines.

     The AMD-K7 Processor and the Next 1,000 Days Our mission of establishing the beachhead and putting in place significant wealth-producing assets has been accomplished in the aforementioned 1,000-day campaign. Our mission for the next 1,000 days is to extract the value for our shareholders from the substantial investments we have made and continue to make in our P3 strategy. The forthcoming AMD-K7(TM) processor family will be central to our success. The AMD-K7 processor will be the first seventh-generation Microsoft Windows compatible processor in the marketplace.

     Prototype AMD-K7 processors were demonstrated at Comdex last fall, and we are currently sampling versions with clock speeds in excess of 500 megahertz. Simply put, we believe that the AMD-K7 processor will be the highest-performance processor for Windows computing on the market in 1999. We plan to aggressively increase clock speeds over the 18-month period following introduction with a goal of achieving a clock speed of 1 gigahertz by the end of next year!

     The AMD-K7 processor family and the infrastructure to support it offer the greatest technical, logistical and marketing challenges in AMD's 30-year history. This is the culmination of our corporate purpose of "empowering people everywhere to lead more productive lives" and our corporate mission "to grow faster and achieve superior returns to the semiconductor industry" through innovative solutions.

     Microprocessors for Microsoft Windows computing represent the largest segment of the worldwide semiconductor industry. The barriers to entry are high. The scale of investment to compete is enormous. The rewards of success should be commensurate.

     Carpe diem!

    /s/ W. J. Sanders III
    W. J. Sanders III
    Chairman and Chief Executive Officer

February 26, 1999

--------------------------------------------------------------------------------
The forward-looking statements contained in the above letter are subject to risks and uncertainties, including those discussed in this annual report and the company's Form 10-K for the fiscal year ended December 27, 1998, as filed with the Securities and Exchange Commission, that could cause actual results to differ materially from those projected.
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

The statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations that are forward-looking are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially. The forward-looking statements relate to operating results; anticipated cash flows; realization of net deferred tax assets; capital expenditures; adequacy of resources to fund operations and capital investments; our ability to access external sources of capital; our ability to transition to new process technologies; our ability to increase unit shipments of microprocessors at higher speed grades; anticipated market growth; Year 2000 costs; the effect of foreign currency hedging transactions; the effect of adverse economic conditions in Asia; our new integrated circuit manufacturing and design facility in Dresden, Germany (Dresden Fab 30); and the Fujitsu AMD Semiconductor Limited (FASL) manufacturing facilities. See "Financial Condition" and "Risk Factors" below, as well as such other risks and uncertainties as are detailed in our Securities and Exchange Commission reports and filings for a discussion of the factors that could cause actual results to differ materially from the forward-looking statements.

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto at December 27, 1998 and December 28, 1997 and for each of the three years in the period ended December 27, 1998.

--------------------------------------------------------------------------------
RESULTS OF OPERATIONS

Advanced Micro Devices, Inc. (AMD, we or our) participates in all three technology areas within the digital integrated circuit (IC) market - memory circuits, logic circuits and microprocessors - through, collectively, (1) our AMD segment, which consists of our three product groups - Computation Products Group (CPG), Memory Group and Communications Group; and (2) our Vantis segment, which consists of our programmable logic subsidiary, Vantis Corporation (Vantis). CPG products include microprocessors and core logic products. Memory Group products include Flash memory devices and Erasable Programmable Read-Only Memory (EPROM) devices. Communications Group products include telecommunication products, networking and input/output (I/O) products and embedded processors. Vantis products are complex and simple, high-performance CMOS (complementary metal oxide semiconductor) programmable logic devices (PLDs).

The following is a summary of the net sales of the CPG, the Memory Group, the Communications Group and Vantis for 1998, 1997 and 1996:

(Millions)                    1998    1997    1996
---------------------------------------------------
AMD segment
     CPG                     $1,257  $  682  $  341
     Memory Group               561     724     698
     Communications Group       519     707     666
                             ----------------------
                              2,337   2,113   1,705
Vantis segment                  205     243     248
                             ----------------------
     Total                   $2,542  $2,356  $1,953
                             ======================

For the year ended December 27, 1998, we experienced lower than expected net sales due to the general downturn in the worldwide semiconductor market and the current economic conditions in Asia, which negatively impacted our results of operations. To the extent that these factors continue to deteriorate in 1999, our net sales and results of operations may continue to be negatively affected.

Recent and Anticipated Results of Operations

Net sales were $789 million in the fourth quarter of 1998 compared to $686 million in the third quarter of 1998 and $613 million in the fourth quarter of 1997. In the first quarter of 1999, we implemented design enhancements to increase the yield of higher-speed versions of AMD-K6(R)-2 microprocessors. However, we will incur a shortfall in

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

microprocessor units shipped in the first quarter of 1999 as a result of lower than expected yields in the first eight weeks of the quarter on wafers started prior to our implemention of these design enhancements. Additionally, we expect that we will be unable to increase our microprocessor average selling prices in the first quarter of 1999 due to Intel's announced price reductions. As a result of these factors, combined with increases in our planned research and development spending on technology development through Dresden Fab 30 and our alliance with Motorola (described below), we will be unable to increase our microprocessor revenue and expect to incur a significant operating loss in the first quarter of 1999.

Net Sales Comparison of Years Ended December 27, 1998 and December 28, 1997

Total net sales increased by $186 million, or 8 percent, to $2,542 million in 1998 from $2,356 million in 1997 primarily due to an increase in CPG net sales of $575 million. This increase was partially offset by a combined decrease in the other product groups of $389 million.

CPG net sales increased by 84 percent to $1,257 million in 1998 compared to $682 million in 1997. This increase was primarily due to increased shipments of microprocessors at a higher speed grade mix and higher average selling prices. CPG sales growth in 1999 is dependent on increased unit shipments at higher speed grades and higher average selling prices, as to which we cannot give any assurance.

Memory Group net sales decreased 23 percent to $561 million from the prior year primarily due to a significant decline in the average selling price of Flash memory devices. This decrease was partially offset by an increase in unit shipments of Flash memory devices. Oversupply in the Flash market, combined with an increase in competition, has caused downward pressure on the average selling price of Flash memory devices. We expect continued price pressure from intense competition in Flash memory devices. In addition, average selling prices and unit shipments of EPROMs declined. We expect future EPROM sales to be flat or down due to a general shift to Flash memory devices.

Communications Group net sales decreased 27 percent to $519 million from the prior year primarily due to a significant decrease in unit shipments of nearly all products. Our offerings of network products, which represented approximately one-half of the decline in Communications Group net sales, have not kept pace with the market shift towards higher-performance products. Our sales of tele-communication products, which represented more than one-third of the decline in Communications Group net sales, were particularly impacted by the general economic downturn in Asia.

Vantis net sales decreased 16 percent to $205 million from the prior year due to a decrease in unit shipments and lower average selling prices of low-density or simple PLD (SPLD) products. The total available market for SPLD products has been shrinking for the past three years as older SPLD products are increasingly replaced by complex PLD (CPLD) and field programmable gate array (FPGA) products in new designs. This decline in market demand for SPLDs intensified at the beginning of 1998 and led to increased competition among SPLD suppliers. In addition, sales of CPLDs decreased slightly despite a significant sales increase in our newer CPLD products.

Net Sales Comparison of Years Ended December 28, 1997 and December 29, 1996

In 1997, net sales of $2,356 million increased $403 million, or 21 percent, from 1996 primarily due to an increase in CPG net sales. Net sales from non-microprocessor products increased nominally in 1997 compared to 1996.

CPG net sales doubled to $682 million in 1997 compared to $341 million in 1996 largely due to sales of AMD-K6 microprocessors, which became available at the end of the first quarter of 1997. This sales growth was partially offset by decreased sales of earlier generations of microprocessors, which represented most of our microprocessor sales in 1996.

Memory Group net sales increased 4 percent as substantial Flash memory device unit growth more than offset declines in the average selling price. EPROM product net sales decreased due to a decline in both the average selling price and unit shipments.

Communications Group net sales increased 6 percent primarily due to increased unit shipments of telecommunication products. This increase was partially offset by a decline in the average selling price of network products. Vantis net sales decreased 2 percent due to declines in the average selling price of both SPLD and CPLD products. These decreases were partially offset by increases in unit shipments of both SPLD and CPLD products.

COMPARISON OF EXPENSES, GROSS MARGIN PERCENTAGE AND INTEREST

The following is a summary of expenses, gross margin percentage and interest income and other, net for 1998, 1997 and 1996:

(Millions except for gross margin percentage)                                                               1998     1997     1996
----------------------------------------------------------------------------------------------------------------------------------
Cost of sales                                                                                             $1,719   $1,578   $1,441
Gross margin percentage                                                                                       32%      33%      26%
Research and development                                                                                  $  567   $  468   $  401
Marketing, general and administrative                                                                        420      401      365
Litigation settlement                                                                                         12        -        -
Interest income and other, net                                                                                34       35       59
Interest expense                                                                                              66       45       15

We operate in an industry characterized by high fixed costs due to the capital-intensive manufacturing process, particularly due to the state-of-the-art production facilities required for microprocessors. As a result, gross margin is significantly affected by short-term fluctuations in product sales. Gross margin percentage growth is dependent on increased sales from microprocessor and other products as fixed costs continue to rise due to continuing capital investments required to expand production capacity.

Gross margin percentage decreased to 32 percent in 1998 compared to 33 percent in 1997. The decline in gross margin percentage was primarily caused by a decline in net sales of non-microprocessor products. During 1998, we continued to invest in the facilitization of Fab 25, our submicron integrated circuit manufacturing facility in Austin, Texas, and in the transition from 0.35-micron to 0.25-micron process technology in Fab 25. These investments have led to significant increases in our fixed costs associated with our microprocessor products. Fixed costs will continue to increase as we add equipment to Fab 25 and as we introduce equipment for 0.18-micron process technology capacity in our production facilities. Accordingly, absent significant increases in sales, particularly with respect to microprocessors, we will continue to experience pressure on our gross margin percentage.

Gross margin percentage increased in 1997 compared to 1996 primarily due to increased sales of microprocessors manufactured in Fab 25.

In 1998, we entered into an alliance with Motorola for the development of Flash memory and logic technology. The alliance includes a seven-year technology development and license agreement and a patent cross-license agreement. The agreements provide that we will co-develop with Motorola future-generation logic process and embedded Flash technologies. The licenses to each generation of technology vary in scope relative to the contributions to technology development made by both companies. Subject to certain conditions, the companies will share:

     . ownership of jointly developed technology and any intellectual property rights relating to such technology;

     . development costs for mutually agreed upon facilities, tasks and technologies; and

     .  foundry support.

In addition, we will gain access to Motorola's semiconductor logic process technology, including copper interconnect technology. In exchange, we will develop and license to Motorola a Flash module design to be used in Motorola's future embedded Flash products. The licenses to logic process technologies granted to AMD may be subject to variable royalty rates, which are dependent on the technology transferred and subject to certain other conditions. Motorola will have additional rights, subject to certain conditions, to make stand-alone Flash devices, and to make and sell certain data networking devices. The rights to data networking devices may be subject to variable royalty payment provisions.

Research and development expenses increased in 1998 compared to 1997 due to an increase in spending in Dresden Fab 30 for construction, facilitization and pre-production process development and in Fab 25 for new product and process development. In addition, we incurred research and development expenses of $11 million in the fourth quarter of 1998 related to the alliance with Motorola. We expect research and development spending related to this alliance to be between $15 million and $20 million per quarter in 1999. We cannot give any assurance that we will benefit from this additional research and development spending through future copper interconnect-based product offerings, and any such failure could have a material adverse effect on our business.

Research and development expenses increased in 1997 compared to 1996. In 1996, a significant portion of our Submicron Development Center (SDC) in Sunnyvale, California, capacity was devoted to the production of products for sale. In 1997, a higher percentage of SDC capacity was devoted to process development.

Marketing, general and administrative expenses increased in 1998 compared to 1997 primarily due to depreciation expense and labor costs associated with the installation of new order management and accounts receivable systems and related software upgrades. In 1997, marketing, general and administrative expenses increased compared to 1996 primarily due to higher advertising and marketing expenses associated with the introduction of the AMD-K6 micro processor. Additionally, business systems expenses increased in 1997 due to new system installation and upgrade expenses.

A litigation settlement of approximately $12 million was recorded in the first quarter of 1998 for the settlement of a class action securities lawsuit against AMD and certain of our current and former officers and directors. We paid the settlement during the third quarter of 1998.

Interest expense increased in 1998 compared to 1997 due to the increase in debt balances including the $517.5 million of Convertible Subordinated Notes sold in May 1998 (the Convertible Subordinated Notes). There was no significant change in interest income and other, net in 1998 compared to 1997. Interest expense increased in 1997 compared to 1996 due to the increase in debt balances, including the $400 million of Senior Secured Notes sold in August 1996 (the Senior Secured Notes) and the $250 million four-year secured term loan received under the 1996 syndicated bank loan agreement, which also provides for a currently unused $150 million revolving line of credit (the Credit Agreement). This increase was partially offset by higher capitalized interest related to the second phase of construction of Fab 25 and construction of Dresden Fab 30. Interest income and other, net decreased in 1997 compared to 1996 due to the absence in 1997 of realized gains recorded in 1996 of approximately $41 million from sales of equity securities. This reduction in 1997 was partially offset by higher interest income in 1997 as a result of higher cash balances.

Income Tax

We recorded tax benefits of $92 million in 1998, $55 million in 1997 and $85 million in 1996, resulting in an effective tax benefit rate of approximately 44 percent in 1998, 55 percent in 1997 and 41 percent in 1996. The tax benefit rate is greater than the federal statutory rate due to fixed tax benefits that increase the benefit rate in a loss year. The lower tax benefit rate in 1998 and 1996 compared to 1997 reflects a lesser impact of these fixed benefits relative to a larger pre-tax loss in 1998 and 1996 compared to 1997. Realization of our net deferred tax assets ($171 million at December 27, 1998) is dependent on future taxable income. While we believe that it is more likely than not that such assets will be realized, other factors, including those mentioned in the discussion of "Risk Factors," may impact the ultimate realization of such assets.

Other Items

International sales as a percent of net sales were 55 percent in 1998, 57 percent in 1997 and 53 percent in 1996. During 1998, approximately 8 percent of our net sales were denominated in foreign currencies. We do not have sales denominated in local currencies in those countries which have highly inflationary economies (as defined by generally accepted accounting principles). The impact on our operating results from changes in foreign currency rates individually and in the aggregate has not been material.

Comparison of Segment Income (Loss)

We operate in two segments: (1) our AMD segment, which consists of our three product groups - Computation Products Group, Memory Group and Communications Group; and (2) our Vantis segment, which consists of Vantis. For a comparison of segment net sales, refer to the previous discussions on net sales by product group.

The following is a summary of operating income (loss) by segment for 1998, 1997 and 1996:

(Millions)                                          1998    1997    1996
-------------------------------------------------------------------------
AMD segment                                        $(185)  $(127)  $(270)
Vantis segment                                        22      37      17
                                                   -----   -----   -----
     Total                                         $(163)  $ (90)  $(253)
                                                   =====   =====   =====

The AMD segment's operating loss increased in 1998 compared to 1997 primarily due to a significant increase in fixed costs associated with microprocessor products, as well as increased costs for research and development related to Dresden Fab 30 and the Motorola alliance and depreciation expense and labor costs associated with the installation of new order management and accounts receivable systems and related software upgrades. These increases in expenses were partially offset by higher net sales in the AMD segment. The AMD segment's operating loss decreased in 1997 compared to 1996 primarily due to increased AMD segment net sales. This increase in net sales was partially offset by increases in research and development expenses as well as advertising and marketing expenses for the introduction of the AMD-K6 microprocessor.

The Vantis segment's operating income decreased in 1998 compared to 1997 due to a decrease in unit shipments, lower average selling prices of SPLD products and higher spending on software and product development. This decrease in net sales was partially offset by a decrease in costs and expenses as a result of reduced manufacturing activity in response to lower demand for SPLDs coupled with lower per unit wafer fabrication expenses and lower marketing, general and administrative expenses. Despite a decrease in net sales, the Vantis segment's operating income increased in 1997 compared to 1996 due to the transfer of manufacturing activity from the SDC to other production facilities, where production costs were lower. In addition, research and development expenses in 1997 decreased from 1996.

--------------------------------------------------------------------------------
Financial Condition

Cash flow from operating activities was $144 million in 1998 compared to $399 million in 1997 and $89 million in 1996. Net operating cash flows in 1998 decreased $254 million year over year primarily due to an increase in net loss of $83 million combined with a decrease in the net change in operating assets and liabilities of $153 million and a decrease in net non-cash adjustments to net loss of $18 million. The decrease in the net change in operating assets and liabilities was primarily due to a lower increase in payables and accrued liabilities in 1998 compared to 1997. The decrease in net non-cash adjustments to net loss was primarily due to a larger increase in deferred income taxes in 1998 compared to 1997. This decrease was partially offset by an increase in depreciation and amortization in 1998.

Investing activities consumed $998 million in cash during 1998 compared to $633 million in 1997 and $276 million in 1996. Substantially all of our net investing activities in 1998 consisted of capital expenditures. Capital expenditures increased in 1998 compared to 1997 due to continued investment in property, plant and equipment primarily for Fab 25 and Dresden Fab 30. Capital expenditures of $485 million in 1996 were offset by net proceeds from the sale of short-term investments of approximately $207 million.

Our financing activities provided cash of $975 million in 1998, including proceeds from the Convertible Subordinated Notes, borrowings from Dresdner Bank AG in the amount of $300 million (denominated in deutsche marks), and capital investment grants from the Federal Republic of Germany and the State of Saxony of $197 million.





Financing sources of cash for 1997 and 1996 consisted primarily of borrowings under the Credit Agreement in 1997 and proceeds from the Senior Secured Notes in 1996. The above sources were offset by debt repayments of $88 million in 1998, $80 million in 1997 and $253 million in 1996. Financing activities for all years presented include proceeds from the issuance of common stock under employee stock plans.

We plan to continue to make significant capital investments in 1999. These investments include those relating to the continued facilitization of Dresden Fab 30 and Fab 25.

AMD Saxony, an indirect wholly owned German subsidiary of AMD, has constructed and is installing equipment in Dresden Fab 30, a 900,000-square-foot submicron integrated circuit manufacturing and design facility located in Dresden, in the State of Saxony, Germany. AMD, the Federal Republic of Germany, the State of Saxony and a consortium of banks are supporting the project. We currently estimate construction and facilitization costs of Dresden Fab 30 to be $1.9 billion. In March 1997, AMD Saxony entered into a loan agreement and other related agreements (the Dresden Loan Agreements) with a consortium of banks led by Dresdner Bank AG. The Dresden Loan Agreements provide for the funding of the construction and facilitization of Dresden Fab 30. The funding consists of:

     .  equity, subordinated loans and loan guarantees from AMD;
     . loans from a consortium of banks; and . grants, subsidies and loan guarantees from the Federal Republic of
Germany and the State of Saxony.

The Dresden Loan Agreements, which were amended in February 1998 to reflect upgrades in wafer production technology as well as the decline in the deutsche mark relative to the U.S. dollar, require that we partially fund Dresden Fab 30 project costs in the form of subordinated loans to, or equity investments in, AMD Saxony. In accordance with the terms of the Dresden Loan Agreements, we have invested $270 million to date in the form of subordinated loans and equity in AMD Saxony, which includes $100 million in subordinated loans in 1998 ($60 million of which was paid after fiscal 1998 but before December 31, 1998). We are required to make additional subordinated loans to, or equity investments in, AMD Saxony totaling $170 million in 1999, $70 million of which must be funded through the sale of at least $200 million of our stock by June 30, 1999. We cannot give any assurance that the requisite external financing will be available on favorable terms, if at all.

In addition to support from AMD, the consortium of banks referred to above has made available $989 million in loans (denominated in deutsche marks) to AMD Saxony to help fund Dresden Fab 30 project costs. AMD Saxony had $300 million of such loans outstanding as of December 27, 1998.

Finally, the Federal Republic of Germany and the State of Saxony are supporting the Dresden Fab 30 project, in accordance with the Dresden Loan Agreements, in the form of:

     . guarantees of 65 percent of AMD Saxony bank debt up to a maximum amount of $989 million;
     . capital investment grants and allowances totaling $289 million; and . interest subsidies totaling $180 million.

Of these amounts (which are all denominated in deutsche marks), AMD Saxony has received $275 million in capital investment grants and $8 million in interest subsidies as of December 27, 1998. The grants and subsidies are subject to conditions, including meeting specified levels of employment in December 2001 and maintaining those levels until June 2007. Noncompliance with the conditions of the grants and subsidies could result in the forfeiture of all or a portion of the future amounts to be received as well as the repayment of all or a portion of amounts received to date. As of December 27, 1998, we were in compliance with all of the conditions of the grants and subsidies.

The Dresden Loan Agreements also require that we:
     . provide interim funding to AMD Saxony if either the remaining capital investment allowances or the remaining interest subsidies are delayed, which will be repaid to AMD as AMD Saxony receives the grants or subsidies from the State of Saxony;
     . fund shortfalls in government subsidies resulting from any default under the subsidy agreements caused by AMD Saxony or its affiliates;
     . guarantee a portion of AMD Saxony's obligations under the Dresden Loan Agreements up to a maximum of $130 million (denominated in deutsche marks) until Dresden Fab 30 has been completed;
     . fund certain contingent obligations including obligations to fund project cost overruns, if any; and
     . make funds available to AMD Saxony, after completion of Dresden Fab 30, up to approximately $87 million (denominated in deutsche marks) if AMD Saxony does not meet its fixed charge coverage ratio covenant.

Because our obligations under the Dresden Loan Agreements are denominated in deutsche marks, the dollar amounts set forth herein are subject to change based on applicable conversion rates. At the end of the fourth quarter of 1998, the exchange rate was approximately 1.67 deutsche marks to 1 U.S. dollar (which we used to calculate our obligations denominated in deutsche marks).

The definition of defaults under the Dresden Loan Agreements includes the failure of AMD, AMD Saxony or AMD Holding, the parent company of AMD Saxony and the wholly owned subsidiary of AMD, to comply with obligations in connection with the Dresden Loan Agreements, including:

     .  material variances from the approved schedule and budget;
     . our failure to fund equity contributions or share holder loans or otherwise comply with our obligations relating to the Dresden Loan Agreements;
     .  the sale of shares in AMD Saxony or AMD Holding;
     .  the failure to pay material obligations;
     . the occurrence of a material adverse change or filings of proceedings in bankruptcy or insolvency with respect to us, AMD Saxony or AMD Holding; and
     . the occurrence of default under the indenture pursuant to which the Senior Secured Notes were issued (the Indenture) or the Credit Agreement.

Generally, any such default which either (1) results from our noncompliance with the Dresden Loan Agreements and is not cured by AMD or (2) results in recourse to AMD of more than $10 million and is not cured by AMD, would result in a cross-default under the Dresden Loan Agreements, the Indenture and the Credit Agreement. Under certain circumstances, cross-defaults result under the Convertible Subordinated Notes, the Indenture and the Dresden Loan Agreements.

In the event we are unable to meet our obligation to make loans to, or equity investments in, AMD Saxony as required under the Dresden Loan Agreements, AMD Saxony will be unable to complete Dresden Fab 30 and we will be in default under the Dresden Loan Agreements, the Indenture and the Credit Agreement, which would permit acceleration of certain indebtedness, which would have a material adverse effect on our business. There can be no assurance that we will be able to obtain the funds necessary to fulfill these obligations and any such failure would have a material adverse effect on our business.

Beginning in October 1998, the $250 million four-year secured term loan under the Credit Agreement was repayable in eight equal quarterly installments of approximately $31 million. As of December 27, 1998, the outstanding balance was $219 million. As of December 27, 1998, we also had available unsecured uncommitted bank lines of credit in the amount of $69 million, of which $6 million was outstanding.

In February and June 1998, certain of the covenants under the Credit Agreement, including those relating to the modified quick ratio, minimum tangible net worth and the fixed charge coverage ratio, were amended. As of December 27, 1998, we were in compliance with all covenants under the Credit Agreement. In March 1999, the parties to the Credit Agreement agreed to amend certain covenants, including those relating to minimum tangible net worth, the modified quick ratio, the leverage ratio and profitability, to facilitate our compliance with all covenants under the Credit Agreement as of the end of the first quarter of 1999.

FASL, a joint venture formed by AMD and Fujitsu Limited in 1993, is continuing the facilitization of its second Flash memory device wafer fabrication facility, FASL II, in Aizu-Wakamatsu, Japan. We expect the facility, including equipment, to cost approximately $1 billion when fully equipped. As of December 27, 1998, approximately $368 million of such cost had been funded. Capital expenditures for FASL II construction to date have been funded by cash generated from FASL operations and local borrowings by FASL. During 1999, we presently anticipate that FASL capital expenditures will continue to be funded by cash generated from FASL operations and local borrowings by FASL. However, to the extent that FASL is unable to secure the necessary funds for FASL II, we may be required to contribute cash or guarantee third-party loans in pro portion to our 49.992 percent interest in FASL. As of December 27, 1998, we had loan guarantees of $81 million outstanding with respect to these loans. The planned FASL II costs are denominated in yen and are, therefore, subject to change due to foreign exchange rate fluctuations.

As a result of our alliance with Motorola, relating to the development of Flash memory and logic technology, we expect related research and development spending to be between $15 million and $20 million per quarter in 1999.

We believe that cash flows from operations and current cash balances, together with external financing activities, will be sufficient to fund operations and capital investments through 1999.

--------------------------------------------------------------------------------

Recently Issued Financial Accounting Standards

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 is required to be adopted in years beginning after June 15, 1999. We expect to adopt SFAS 133 in 2000. We have not completed our review of SFAS 133, and accordingly have not evaluated the effect the adoption of the Statement may have on our consolidated results of operations and financial position. SFAS 133 will require AMD to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

--------------------------------------------------------------------------------

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio and long-term debt obligations. We do not use derivative financial instruments in our investment portfolio. We place our investments with high credit quality issuers and, by policy, limit the amount of credit exposure to any one issuer. As stated in our investment policy, we are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default risk, market risk and reinvestment risk.

We mitigate default risk by investing in only the highest credit quality securities and by constantly positioning our portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity.

We primarily use proceeds from debt obligations to support general corporate purposes including capital expenditures and working capital needs. We have no interest rate exposure due to rate changes for the Convertible Subordinated Notes and the Senior Secured Notes. However, we do have interest rate exposure on our $250 million bank term loan due to its variable LIBOR pricing. From time to time, we enter into interest rate swaps, primarily to reduce our interest rate exposure by changing a portion of our interest rate exposure from floating to fixed rate. There were no interest rate swaps outstanding at the end of fiscal 1998.

The table below presents principal (or notional) amounts and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations as of December 27, 1998 and December 28, 1997.

                                                                           1998                                           1997
                              ----------------------------------------------------------------------------------------  --------
(Thousands)                       1999      2000      2001       2002       2003   Thereafter   Total       Fair value    Total
----------------------------------------------------------------------------------------------------------------------  --------
Cash equivalents
     Fixed rate amounts       $ 22,434         -         -          -          -            -   $   22,434  $   22,394  $ 37,761
     Average rate                 5.51%        -         -          -          -            -
     Variable rate amounts    $136,408         -         -          -          -            -   $  136,408  $  136,408         -
     Average rate                 5.12%        -         -          -          -            -

Short-term investments
     Fixed rate amounts       $219,085         -         -          -          -            -   $  219,085  $  219,617  $164,538
     Average rate                 5.64%        -         -          -          -            -
     Variable rate amounts    $115,500         -         -          -          -            -   $  115,500  $  115,500  $ 61,200
     Average rate                 5.66%        -         -          -          -            -

Long-term investments
     Equity investments              -   $ 7,027         -          -          -            -   $    7,027  $   13,292  $  6,161
     Fixed rate amounts              -   $ 2,000         -          -          -            -   $    2,000  $    2,003  $  1,997
     Average rate                 5.88%     5.88%        -          -          -            -

Total investments
     Securities               $493,427   $ 9,027         -          -          -            -   $  502,454  $  509,214  $271,657
     Average rate                 5.49%     5.88%        -          -          -            -

Notes payable
     Fixed rate amounts       $  6,017         -         -          -          -            -   $    6,017  $    6,017  $  6,601
     Average rate                 1.06%        -         -          -          -            -

Long-term debt
     Fixed rate amounts       $    283   $   151   $53,611   $178,332   $468,290     $518,169   $1,218,836  $1,266,196  $410,056
     Average rate                 7.49%     7.49%     7.49%      7.59%      8.00%        6.01%
     Variable rate amounts    $125,000   $93,750         -          -          -            -   $  218,750  $  218,750  $250,000
     Average rate                 8.06%     8.06%        -          -          -            -

Foreign Exchange Risk We use foreign exchange forward and option contracts to reduce our exposure to currency fluctuations on our net monetary assets position in our foreign subsidiaries, liabilities for products purchased from FASL, fixed asset purchase commitments and obligations for future investments in AMD Saxony. The objective of these contracts is to minimize the impact of foreign currency exchange rate movements on our operating results and on the cost of capital asset acquisition. Our accounting policy for these instruments is based on our designation of such instruments as hedging transactions. We do not use derivative financial instruments for speculative or trading purposes. We had $13 million (notional amount) of short-term foreign currency forward contracts denominated in the Japanese yen, German mark and British pound outstanding as of December 27, 1998.

We also have entered into various foreign currency option arrangements. In 1997, we purchased $150 million of call option contracts to hedge our obligations to provide loans to, or invest equity in, AMD Saxony, of which $75 million were outstanding as of December 27, 1998. In 1998, we entered into a no-cost collar arrangement to hedge Dresden Fab 30 project costs through which we purchased $300 million of put option contracts and sold $300 million of call option contracts. We had $220 million of no-cost collar option contracts outstanding as of December 27, 1998.

Gains and losses related to the foreign currency forward and option contracts for the year ended December 27, 1998 were not material. We do not anticipate any material adverse effect on our consolidated financial position, results of operations or cash flows resulting from the use of these instruments in the future. We cannot give any assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.

The following table provides information about our foreign currency forward and option contracts as of December 27, 1998 and December 28, 1997.


                                                                      1998                                   1997
                                                      ------------------------------------   ------------------------------------
                                                      Notional      Average      Estimated   Notional     Average      Estimated
(Thousands except contract rates)                      amount    contract rate  fair value   amount     contract rate  fair value
---------------------------------------------------------------------------------------------------------------------------------
Foreign currency forward contracts:
     Japanese yen                                      $  6,865         117.07    $    (22)  $  9,688          129.41        $ 76
     German mark                                          5,407           1.66          (7)     1,695            1.77           -
     British pound                                          840           1.68           4        823            1.65          (6)
     Dutch guilder                                            -              -           -     24,861            2.01         238
     Italian lira                                             -              -           -      6,323        1,739.00           2
     French franc                                             -              -           -      2,110            5.94          (1)
                                                        -------                   --------   --------                        ----
                                                        $13,112                   $    (25)  $ 48,500                        $309
                                                        =======                   ========   ========                        ====
Purchased call option contracts:
     German mark                                       $ 75,000           1.45    $     45   $150,000            1.45        $369

Purchased put option contracts:
     German mark                                       $220,000           1.85    $  1,547   $      -               -        $  -

Written call option contracts:
     German mark                                       $220,000           1.69    $(13,469)  $      -               -        $  -

The purchased call option contracts mature in 1999.

The purchased put and written call option contracts both mature in 2000. All of our foreign currency forward contracts mature within the next 12 months.

--------------------------------------------------------------------------------

Risk Factors

Our business, results of operations and financial condition are subject to a number of risk factors, including the following:

Demand for Our Products Affected by Asian and Other Domestic and International Economic Conditions

The demand for our products has been weak due to the general downturn in the worldwide semiconductor market and the current economic crisis in Asia. We anticipate that the economic crisis in Asia may continue to adversely affect our business. A further decline of the worldwide semi-conductor market and economic condition in Asia could decrease the demand for microprocessors and other ICs. A significant decline in economic conditions in any significant geographic area, both domestically and internationally, could decrease the overall demand for our products.

Microprocessor Products

Fluctuations in PC Market. Since most of our microprocessor products are used in PCs and related peripherals, our future growth is closely tied to the performance of the PC industry. Industry-wide fluctuations in the PC marketplace have in the past, and may in the future, materially and adversely affect our business.

Investment in and Dependence on K86 (TM) AMD Micro processor Products. Our microprocessor product revenues have in the past significantly impacted, and will continue in 1999 and 2000 to significantly impact, our revenues, profit margins and operating results. We plan to continue to make significant capital expenditures to support our microprocessor products both in the near and long term. These capital expenditures will be a substantial drain on our cash flow and cash balances.

Our ability to increase microprocessor product revenues, and benefit fully from the substantial financial investments and commitments we have made and continue to make related to microprocessors, depends upon the success of the AMD-K6-2 and AMD-K6-III microprocessors with 3DNow! technology (the AMD-K6 family of micro-processors or the AMD-K6 microprocessors), the AMD-K7 microprocessor, which is our seventh-generation Microsoft Windows compatible microprocessor planned for introduction by the end of the first half of 1999, and future generations of K86 microprocessors. The microprocessor market is characterized by short product life cycles and migration to ever higher performance microprocessors. To compete successfully against Intel in this market, we must transition to new process technologies at a faster pace than before and offer higher performance microprocessors in significantly greater volumes. We must achieve acceptable yields while producing microprocessors at higher speeds. In the past, including the last few months, we have experienced significant difficulty in achieving microprocessor yield and volume plans. Such difficulties have in the past and may in the future adversely affect our results of operations and liquidity. If we fail to offer higher performance microprocessors in significant volume on a timely basis in the future, our business could be materially and adversely affected. We may not achieve the production ramp necessary to meet our customers' volume requirements for higher performance AMD-K6 and AMD-K7 microprocessors. It is also possible that we may not increase our microprocessor revenues enough to achieve sustained profitability in the AMD segment of our business.

To sell the volume of AMD-K6 and AMD-K7 micro processors we currently plan to make in 1999 and 2000, we must increase sales to existing customers and develop new customers. If we lose any current top-tier Original Equipment Manufacturer
(OEM) customer, or if we fail to attract additional customers through direct sales and through our distributors, we may not be able to sell the volume of units planned. This result could have a material adverse effect on our business.

Our production and sales plans for the AMD-K6 and AMD-K7 microprocessors are subject to other risks and uncertainties, including:

     . the timing of introduction and market acceptance of the AMD-K7 microprocessor;
     . whether we can successfully fabricate higher-performance AMD-K6 and
       AMD-K7 microprocessors in planned volume mixes;
     . the effects of Intel new product introductions, marketing strategies and pricing;
     . the continued development of worldwide market acceptance for the AMD-K6 microprocessors and systems based on them;
     . whether we will have the financial and other resources necessary to continue to invest in our microprocessor products, including leading-edge wafer fabrication equipment and advanced process technologies;
     . the possibility that our newly introduced products may be defective;
     . adverse market conditions in the PC market and consequent diminished demand for our microprocessors; and
     . unexpected interruptions in our manufacturing operations.

Because Intel dominates the industry and has brand strength, we price the AMD-K6 microprocessors below the published price of Intel processors offering comparable performance. Thus, Intel's decisions on processor prices can impact and have impacted the average selling prices of the AMD-K6 microprocessors, and consequently can impact and have impacted our margins. Our business could be materially and adversely affected if we fail to:

     . achieve the product performance improvements necessary to meet customer needs;
     . continue to achieve market acceptance of our AMD-K6 microprocessors and increase market share;
     . substantially increase revenues of the AMD-K6 family of microprocessors;
       and
     . successfully introduce and ramp production of the AMD-K7 microprocessor.

See also discussions below regarding Intel Dominance and Process Technology.

Intel Dominance. Intel has dominated the market for microprocessors used in PCs for a long time. Because of its dominant market position, Intel can set and control x86 microprocessor and PC system standards and, thus, dictate the type of product the market requires of Intel's competitors. In addition, Intel may vary prices on its microprocessors and other products at will and thereby affect the margins and profitability of its competitors due to its financial strength and dominant position. Intel may exert substantial influence over PC manufacturers through the Intel Inside advertising rebate program. Intel may also invest hundreds of millions of dollars in, and as a result exert influence over, many other technology companies. We expect Intel to continue to invest heavily in research and development, new manufacturing facilities and other technology companies, and to remain dominant:

     . through the Intel Inside program;
     . through other contractual constraints on customers, industry suppliers and other third parties; and
     . by controlling industry standards.

As an extension of its dominant microprocessor market share, Intel also now dominates the PC platform. As a result, it is difficult for PC manufacturers to innovate and differentiate their product offerings. We do not have the financial resources to compete with Intel on such a large scale. As long as Intel remains in this dominant position, we may be materially and adversely affected by its:

     . product introduction schedule;
     . product pricing strategy; and
     . customer brand loyalty and control over industry standards, PC manufacturers and other PC industry participants.

As Intel has expanded its dominance over the PC system platform, many PC manufacturers have reduced their system development expenditures and have purchased microprocessors in conjunction with chipsets or in assembled motherboards. PC OEMs have become increasingly dependent on Intel, less innovative on their own and more of a distribution channel for Intel technology. In marketing our microprocessors to these OEMs and dealers, we depend on companies other than Intel for the design and manufacture of core-logic chipsets, motherboards, basic input/output system (BIOS) software and other components. In recent years, these third-party designers and manufacturers have lost significant market share to Intel. In addition, these companies produce chipsets, motherboards, BIOS software and other components to support each new generation of Intel's microprocessors only if Intel makes information about its products available to them in time to address market opportunities. Delay in the availability of such information makes, and will continue to make, it increasingly difficult for these third parties to retain or regain market share.

To compete with Intel in the microprocessor market in the future, we intend to continue to form closer relationships with third-party designers and manufacturers of core-logic chipsets, motherboards, BIOS software and other components. Similarly, we intend to expand our chipset and system design capabilities, and to offer OEMs licensed system designs incorporating our microprocessors and companion products. We cannot be certain, however, that our efforts will be successful. We expect that, as Intel introduces future generations of microprocessors, chipsets and motherboards, the design of chipsets, memory and other semiconductor devices, and higher level board products which support Intel microprocessors, will become increasingly dependent on the Intel microprocessor design and may become incompatible with non-Intel processor-based PC systems.

Intel's Pentium(R) II and Celeron (TM) microprocessors are sold only in form factors that are not physically or interface protocol compatible with "Socket 7" motherboards currently used with AMD-K6 microprocessors. Thus, Intel no longer supports the Socket 7 infrastructure as it has transitioned away from its Pentium processors. Because the AMD-K6 microprocessors are designed to be Socket 7-compatible, and will not work with motherboards designed for Pentium II and Celeron processors, we intend to continue to work with third-party designers and manufacturers of motherboards, chipsets and other products to ensure the continued availability of Socket 7 infrastructure support for the AMD-K6 microprocessors, including support for enhancements and features we add to our microprocessors. Socket 7 infrastructure support for the AMD-K6 microprocessors may not endure over time as Intel moves the market to its infrastructure choices. We do not currently plan to develop microprocessors that are bus interface protocol compatible with the Pentium II, Pentium III and Celeron processors because our patent cross-license agreement with Intel does not extend to our microprocessors that are bus interface protocol compatible with Intel's sixth and subsequent generation processors. Similarly, our ability to compete with Intel in the market for seventh-generation and future generation microprocessors will depend on our:

     . success in designing and developing the micro-processors; and

     . ability to ensure that the microprocessors can be used in PC platforms designed to support Intel's microprocessors and our microprocessors, or that alternative platforms are available which are competitive with those used with Intel processors.

A failure for any reason of the designers and producers of motherboards, chipsets and other system components to support our x86 microprocessor offerings would have a material adverse effect on our business.

Dependence on Microsoft and Logo License. Our ability to innovate beyond the x86 instruction set controlled by Intel depends on support from Microsoft in its operating systems. If Microsoft does not provide support in its operating systems for the x86 instructions that we innovate and design into our processors, independent software providers may forego designing their software applications to take advantage of our innovations. This would adversely affect our ability to market our processors. In addition, we have entered into logo license agreements with Microsoft that allow us to label our products as "Designed for Microsoft Windows." We have also obtained appropriate certifications from recognized testing organizations for our K86 microprocessors. If we fail to maintain the logo license agreements with Microsoft, we may lose our ability to label our K86 microprocessors with the Microsoft Windows logo. This could impair our ability to market the products and could have a material adverse effect on our business.

Future Dependence on Planned AMD-K7 Microprocessor. We will need to successfully develop and market in a timely manner our seventh-generation microprocessor, the AMD-K7, in order to increase our microprocessor product revenues in 1999 and beyond, and to benefit fully from the substantial financial investments and commitments we have made and continue to make related to microprocessors. We currently plan to introduce the AMD-K7 microprocessor by the end of the first half of 1999. We cannot be certain that the introduction will occur on schedule. Our production and sales plans for the AMD-K7 are subject to numerous risks and uncertainties, including:

     . the successful development and installation of 0.18-micron process technology and copper interconnect technology;
     . the pace at which we are able to transition production in Fab 25 from 0.25- to 0.18-micron process technology and to ramp production in Dresden Fab 30 on 0.18-micron copper interconnect process technology;
     . the use and market acceptance of a non-Intel processor bus (adapted by us from Digital Equipment Corporation's EV6 pin bus) in the design of the AMD-K7, and the availability of chipset vendors who will develop, manufacture and sell chipsets with the EV6 interface in volumes required by us;
     . our ability to expand our chipset and system design capabilities;
     . the availability to our customers of cost and performance competitive
       Static Random Access Memories (SRAMs), including TAG chips, if Intel corners the market for SRAM production capacity through its relationship with SRAM manufacturers;
     . our ability to design and manufacture processor
       modules through subcontractors; and
     . the availability and acceptance of motherboards designed for the AMD-K7 microprocessor.
If we fail to introduce the AMD-K7 microprocessor in a timely manner or achieve market acceptance, our business will be materially and adversely affected.

Possible Rights of Others. Prior to our acquisition of NexGen, NexGen granted limited manufacturing rights regarding certain of its current and future microprocessors, including the Nx586(TM) and Nx686(TM) to other companies. We do not intend to produce any NexGen products. We believe that our AMD-K6 microprocessors are AMD products and not NexGen products because, among other things, we significantly modified the technology we acquired in the NexGen merger using our design, verification and manufacturing technologies. No NexGen licensee or other party has asserted any rights with respect to the AMD-K6 family of microprocessors. However, it is possible that another company may seek to establish rights with respect to the microprocessors. If another company were deemed to have rights to produce any of our AMD-K6 family of microprocessors for its own use or for sale to third parties, such production could reduce the potential market for our microprocessor products, the profit margin achievable with respect to such products, or both.

Financing Requirements

We plan to continue to make significant capital investments in 1999. These investments include those relating to the construction and facilitization of Dresden Fab 30 and the continued facilitization of Fab 25.

In 1998, equipment was installed and production was initiated in FASL II. We expect the facility, including equipment, to cost approximately $1 billion when fully equipped. Capital expenditures for FASL II construction to date have been funded by cash generated from FASL operations and borrowings by FASL. If FASL is unable to secure the necessary funds for FASL II, we may be required to contribute cash or guarantee third-party loans in proportion to our
49.992 percent interest in FASL.

In 1996, we entered into the Credit Agreement, which provided for a $150 million three-year secured revolving line of credit (which is currently unused) and a $250 million four-year secured term loan. Approximately $219 million of the secured term loan was outstanding as of December 27, 1998. We are required to repay the secured loan in eight equal quarterly installments of approximately $31 million which commenced in October 1998.

In March 1997, our indirect wholly owned subsidiary, AMD Saxony, entered into a loan agreement and other related agreements (the Dresden Loan Agreements) with a consortium of banks led by Dresdner Bank AG. The Dresden Loan Agreements, which were amended in February 1998 to reflect upgrades in wafer production technology as well as the decline in the deutsche mark relative to the U.S. dollar, require that we partially fund Dresden Fab 30 project costs in the form of subordinated loans to, or equity investments in, AMD Saxony. In accordance with the terms of the Dresden Loan Agreements, we have invested $270 million to date in the form of subordinated loans and equity in AMD Saxony, which includes $100 million in subordinated loans in 1998 ($60 million of which was paid after fiscal 1998 but before December 31, 1998). We are required to make additional subordinated loans to, or equity investments in, AMD Saxony totaling $170 million in 1999, $70 million of which must be funded through the sale of at least $200 million of our stock by June 30, 1999. We cannot give any assurance that the requisite external financing will be available on favorable terms, if at all.

Because our obligations under the Dresden Loan Agreements are denominated in deutsche marks, the dollar amounts set forth herein are subject to change based on applicable conversion rates. At the end of the fourth quarter of 1998, the exchange rate was approximately 1.67 deutsche marks to 1 U.S. dollar (which we used to calculate our obligations denominated in deutsche marks).

If we are unable to meet our obligation to make loans to, or equity investments in, AMD Saxony as required under the Dresden Loan Agreements, AMD Saxony will be unable to complete Dresden Fab 30 and we will be in default under the Dresden Loan Agreements, the Credit Agreement and the Indenture, which would permit acceleration of certain indebtedness, which would have a material adverse effect on our business. If we are unable to obtain the funds necessary to fulfill these obligations, our business will be materially and adversely affected.

Flash Memory Products

Increasing Competition and Price Decline. Competition in the market for Flash memory devices continues to increase as existing manufacturers introduce new products and industry-wide production capacity increases, and as Intel continues to aggressively price its Flash memory products. We expect competition in the marketplace for Flash memory devices to continue to increase. The selling prices of Flash memory devices declined from 1996 through the fourth quarter of 1998. It is possible that we will be unable to maintain our market share in Flash memory devices and that price declines may accelerate as the market develops and as existing and potential new competitors introduce competitive products. A continued decline in our Flash memory device business or continued declines in the gross margin percentage in this business could have a material adverse effect on our business.

Manufacturing

Capacity. We underutilize our manufacturing facilities from time to time as a result of reduced demand for certain of our products. Our operations related to microprocessors have been particularly affected by this situation. If we underutilize our manufacturing facilities in the future, our revenues may suffer. We are increasing our manufacturing capacity by making significant capital investments in Fab 25 and Dresden Fab 30. In addition, the building construction of FASL II, a second Flash memory device manufacturing facility, is complete and equipment installation is in progress. We have also built a new test and assembly facility in Suzhou, China. We are basing our strategy of increasing our manufacturing capacity on industry projections for future growth. If these industry projections are inaccurate and demand for our products does not increase, we will likely underutilize our manufacturing facilities and our business could be materially and adversely affected.

In contrast to the above, there also have been situations in the past in which our manufacturing facilities were inadequate to meet the demand for certain of our products. Our inability to generate sufficient manufacturing capacities to meet demand, either in our own facilities or through foundry or similar arrangements with others, could have a material adverse effect on our business. At this time, the greater risk is that we will have surplus capacity.

Process Technology. In order to remain competitive, we must make continuing substantial investments in improving our process technologies. In particular, we have made and continue to make significant research and development investments in the technologies and equipment used to fabricate our microprocessor products and our Flash memory devices. Portions of these investments might not be fully recovered if we fail to continue to gain market acceptance or if the market for our Flash memory products should significantly deteriorate. Likewise, we are making a substantial investment in Dresden Fab 30. The business plan for Dresden Fab 30 calls for the successful development and installation of 0.18-micron process technology and copper interconnect technology in order to manufacture the AMD-K7 microprocessor in Dresden Fab 30 beginning in late 1999. We have entered into a strategic alliance with Motorola to co-develop the copper interconnect technology required for the AMD-K7 and subsequent generations of microprocessors. We cannot be certain that the strategic alliance will be successful or that we will be able to develop or obtain the leading-edge process technologies that will be required in Dresden Fab 30 to fabricate the AMD-K7 microprocessor successfully.

Manufacturing Interruptions and Yields. Any substantial interruption of our manufacturing operations, either as a result of a labor dispute, equipment failure or other cause, could materially and adversely affect our business operations. For example, our results in the past have been negatively affected by disappointing AMD-K6 microprocessor yields. We may in the future be materially and adversely affected by fluctuations in manufacturing yields. The manufacture of ICs is a complex process. Normal manufacturing risks include errors and interruptions in the fabrication process and defects in raw materials, as well as other risks, all of which can affect yields. Additional manufacturing risks incurred in ramping up new fabrication areas and/or new manufacturing processes include equipment performance and process controls as well as other risks, all of which can affect yields.

Product Incompatibility. Our products may possibly be incompatible with some or all industry-standard software and hardware. If our customers are unable to achieve compatibility with software or hardware after our products are shipped in volume, we could be materially and adversely affected. It is also possible that we may be unsuccessful in correcting any such compatibility problems that are discovered or that corrections will be unacceptable to customers or made in an untimely manner. In addition, the mere announcement of an incompatibility problem relating to our products could have a material adverse effect on our business.

Product Defects. One or more of our products may possibly be found to be defective after we have already shipped such products in volume, requiring a product replacement, recall, or a software fix which would cure such defect but impede performance. We may also be subject to product returns which could impose substantial costs on us and have a material adverse effect on our business.

Essential Manufacturing Materials. Certain raw materials we use in the manufacture of our products are available from a limited number of suppliers. For example, a few foreign companies principally supply several types of the IC packages purchased by us, as well as by the majority of other companies in the semiconductor industry. Interruption of supply or increased demand in the industry could cause shortages in various essential materials. We would have to reduce our manufacturing operations if we were unable to procure certain of these materials. This reduction in our manufacturing operations could have a material adverse effect on our business.

International Manufacturing and Foundries. Nearly all product assembly and final testing of our products are performed at our manufacturing facilities in Penang, Malaysia; Bangkok, Thailand; and Singapore; or by subcontractors in Asia. We have also constructed an additional assembly and test facility in Suzhou, China. We also depend on foreign foundry suppliers and joint ventures for the manufacture of a portion of our finished silicon wafers. Foreign manufacturing and construction of foreign facilities entail political and economic risks, including political instability, expropriation, currency controls and fluctuations, changes in freight and interest rates, and loss or modification of exemptions for taxes and tariffs. For example, if we were unable to assemble and test our products abroad, or if air transportation between the United States and our overseas facilities were disrupted, there could be a material adverse effect on our business.

Impact of Year 2000

General. The Year 2000 issue is the result of computer software and firmware being written using two digits rather than four to define the applicable year. If our computer software and firmware with date-sensitive functions are not Year 2000 capable, they may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, interruptions in manufacturing operations or in the ability to process transactions, send invoices or engage in other normal business activities.

Our multi-step Year 2000 readiness plan includes development of corporate awareness, assessment of internal systems, project planning, project implementation (including remediation, upgrading and replacement), validation testing and contingency planning for both information technology (IT) and non-IT internal systems.

The Plan. Our plan covers four areas that are critical to our business operations:

     . Information Technology, which includes application software, infrastructure and network engineering and telecommunications;
     . Manufacturing, which includes wafer fabrication facilities, assembly and test facilities, and third-party foundries;
     . Products and product design, which includes our commercial products and the hardware and software tools used specifically for product design; and . Organizational support, which includes nonfabrication facilities, security, corporate supply management, shipping, quality and environmental health and safety (EHS) departments.

 . Information Technology. We will be required to modify or replace significant portions of our application software so that our systems will function properly with respect to dates in the year 2000 and thereafter. Application software consists of business software required for our corporate business systems, including our accounts payable and receivable, payroll, order management, general ledger and shipping applications. In December 1998, we installed new, Year 2000 capable order management and accounts receivable systems. In addition, we are utilizing internal resources and have contracted with a software reengineering company which specializes in Year 2000 remediation to remediate noncompliant code in our other application systems. The reengineering company has completed remediation of approximately 75 percent of the remaining application systems. Our goal is to complete remediation by June 30, 1999. It is also our goal to complete testing and put all application systems into production by September 30, 1999. If required modifications to existing software are not made, or are not completed in a timely manner, the Year 2000 issue could have a material impact on our business.

IT infrastructure consists of hardware and software other than application software that supports our mainframe and distributed computer systems, including PCs, operating systems and system utilities. We have tested Year 2000 capable versions of all our infrastructure software and are in the process of transitioning such software into productive use. Our goal is to have 95 percent of our infrastructure hardware and software installed and in production by March 31, 1999, with the remaining 5 percent to be completed by September 30, 1999. If we are unable to successfully transition our infrastructure software or to install and put our infrastructure hardware and software into production as anticipated, our business could be materially and adversely affected.

Network engineering and telecommunications consist of components in our data and voice communication networks. Approximately 95 percent of the data components and 70 percent of the voice components in our communication networks were Year 2000 capable as of January 31, 1999. Our goal is to make all data and voice network components Year 2000 capable by March 31, 1999. However, we do not currently have all of the information necessary to determine if certain of our international network service providers will be Year 2000 capable in a timely manner. If they are not Year 2000 capable, our business could be materially and adversely affected.

 . Manufacturing. We are dedicating substantial resources to Year 2000 issues with respect to our wafer fabrication facilities worldwide to ensure continued operation of all critical wafer fabrication systems in the year 2000 and thereafter. We have retained an outside firm to provide Year 2000 program management and implementation assistance in connection with problem assessment, remediation and compliance testing. It is our goal that 60 percent of the critical wafer fabrication equipment will be Year 2000 capable by June 30, 1999, and the remaining critical equipment will be Year 2000 capable by year-end 1999. Fabrication equipment software testing and installation is ongoing and will continue through the fourth quarter of 1999. However, some vendors have indicated that Year 2000 capable upgrades will not be available until mid to late 1999. If these vendors do not provide Year 2000 capable upgrades in time for us to install the products and to do adequate testing, or if the products do not adequately address the Year 2000 problem, our business will be materially and adversely affected.

Our assembly and test facilities are located in Malaysia, Thailand, China and Singapore. The remediation and replacement process for noncompliant systems and equipment in these facilities was approximately 75 percent complete as of January 31, 1999. Our goal is to complete this remediation by March 31, 1999.

We believe that all critical Year 2000-related manufacturing activities, including our wafer fabrication facilities and assembly and test facilities, will be complete by year-end 1999. We have begun contingency planning for critical areas of manufacturing and will continue developing and refining these plans throughout 1999.

However, we cannot give any assurance that we will be successful in our efforts to resolve any Year 2000 issues and to continue operations in our wafer fabrication facilities in 2000. Our failure to successfully resolve such issues could result in a shutdown of some or all of our operations, which would have a material adverse effect on our business.

 . Products and Product Design. We have reviewed the status of our current products and have not identified any mission critical products with Year 2000 problems. It is our goal that the hardware and software we use for product design will be Year 2000 capable by June 30, 1999. Testing of these systems is ongoing and will continue through the end of the year. If we fail to make the hardware and software we use for product design Year 2000 capable by year-end 1999, our business could be materially and adversely affected.

 . Organizational Support. Since organizational support consists of several functional divisions that provide administrative support to us as a whole, and this support overlaps in many areas, we are unable to quantify the overall progress of this group. However, several divisions have commenced significant projects aimed at Year 2000 readiness. For example, the facilities department is in the process of upgrading the building management system at our corporate marketing, general and administrative facility located in Sunnyvale, California. Our goal is to install all software upgrades required by facilities for Year 2000 readiness by June 30, 1999. EHS provides another example. Upgrades are being scheduled and performed on gas detection systems, acid neutralization systems and groundwater cleanup controls. Our goal is for EHS's remaining Year 2000 readiness activities to be 75 percent complete by March 31, 1999 and 100 percent complete by June 30, 1999. Similarly, our security department has completed our plan to ensure Year 2000 compliance of the fire, intrusion and industrial process alarms in our China, Thailand and Germany sites. Our goal is to have our domestic alarm systems upgraded and tested for Year 2000 compliance by September 30, 1999, and to have all remaining international alarm system upgrades and testing complete by October 31, 1999. However, if we are unable to complete such upgrades and testing before year-end 1999, our business could be materially and adversely affected.

Third-Party Suppliers and Customers. We have initiated formal communication with our significant suppliers to determine the extent to which our operations are vulnerable to those third parties' failure to remediate their own Year 2000 issues. Suppliers of hardware, software or other products that might contain embedded processors were requested to provide information regarding the Year 2000 compliance status of their products. We contacted additional suppliers in the second half of 1998 and will continue to seek information from nonresponsive suppliers in the first quarter of 1999. In addition, in order to protect against the acquisition of additional non-compliant products, we now require suppliers to warrant that products sold or licensed to us are Year 2000 capable. In the event that any of our significant customers and suppliers do not successfully and timely achieve Year 2000 compliance, our business or operations could be adversely affected. We cannot give any assurance that the systems of other companies on which our systems rely will be converted in a timely manner and would not have an adverse effect on our operations. We are currently assessing our exposure to contingencies related to the Year 2000 issue for the products we sell; however, we do not expect these to have a material impact on our operations.

Our goal is to resolve our critical Year 2000 issues by June 30, 1999, which is prior to any anticipated impact on our operating systems. We expect some testing and verification activities, as well as some upgrading of the wafer fabrication equipment, to continue through the end of the year. We also expect some aspects of the Year 2000 plan to continue beyond January 1, 2000 with respect to resolution of non-critical issues. However, these dates are contingent upon the timeliness and accuracy of software and hardware upgrades from vendors, adequacy and quality of resources available to work on completion of the project and any other unforeseen factors.

Costs. The total expense of the Year 2000 plan is currently estimated to be a maximum of $35 million, although actual expenditures may differ. Actual costs incurred through the end of the fourth quarter of 1998 were approximately $8.5 million, the majority of which was expensed. The expenses of the Year 2000 project are being funded through operating cash flows.

Estimates. The costs of the Year 2000 plan and the dates on which we believe we will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third-party modification plans and other factors. We cannot give any assurance that these estimates will be achieved. Consequently, actual results could differ materially from those anticipated.

Contingency Planning. We have not yet fully developed a comprehensive contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations. Development of contingency plans is in progress and will develop in detail and expand during the remainder of 1999. We cannot give any assurance that we will be able to develop a contingency plan that will adequately address all issues that may arise in the year 2000. Our failure to develop and implement, if necessary, an appropriate contingency plan could have a material adverse impact on our operations. Finally, we are also vulnerable to external forces that might generally affect industry and commerce, such as utility or transportation company Year 2000 compliance failures and related service interruptions.

Other Risk Factors

Debt Restrictions. The Credit Agreement and the Indenture contain significant covenants that limit our ability and our subsidiaries' ability to engage in various transactions and require satisfaction of specified financial performance criteria. In addition, the occurrence of certain events, including, among other things, failure to comply with the foregoing covenants, material inaccuracies of representations and warranties, certain defaults under or acceleration of other indebtedness and events of bankruptcy or insolvency, would, in certain cases after notice and grace periods, constitute events of default permitting acceleration of indebtedness. The limitations imposed by the Credit Agreement and the Indenture are substantial, and failure to comply with such limitations could have a material adverse effect on our business.

In addition, the Dresden Loan Agreements substantially prohibit AMD Saxony from transferring assets to us, which will prevent us from using current or future assets of AMD Saxony other than to satisfy obligations of AMD Saxony.

Programmable Logic Software Risks. Historically, our programmable logic subsidiary, Vantis, has depended primarily on third parties to develop and maintain software "fitters" that allow electrical circuit designs to be implemented using Vantis' CPLDs. Vantis has initiated efforts to manage and control the development and maintenance of software fitters for Vantis' products internally. More specifically, Vantis acquired rights to MINC, Inc.'s (MINC) software and hired selected MINC development personnel. Accordingly, MINC no longer supplies software development services to Vantis. Vantis' efforts to develop and maintain internally the software needed to sell and support its products may or may not be successful. If Vantis is unable to successfully develop and maintain software internally in a cost-effective manner, Vantis' business could be materially and adversely affected.

If the existing software were subject to errors or "bugs," or if the internally developed software is subject to delays in development, errors, or "bugs" or is not accepted by the market, then Vantis would need to find another vendor for such services. It is possible that Vantis could be unable to locate additional software development tool vendors with the available capacity and technology necessary for the development and maintenance of software fitter tools. Even if an additional vendor or vendors were identified, Vantis may still be unable to enter into contracts with those vendors on terms acceptable to Vantis. Vantis' inability to find an acceptable alternative vendor for software services in a timely manner could materially and adversely affect Vantis' business.

Introduction of Vantis' FPGA Products. In January 1998, Vantis announced its intention to introduce its first FPGA products, which it currently intends to introduce under the VF1 name during the second half of 1999. The market for FPGAs is highly competitive. The design, marketing and sale of FPGA products is subject to many risks, including risks of delays, errors and customer resistance to change. Vantis does not anticipate significant sales of the VF1 family of products until 2000. Vantis' VF1 FPGA products may or may not be available as scheduled or gain market acceptance. Inadequate forecasts of customer demand, delays in responding to technological advances or to limitations of the VF1 FPGA products, and delays in commencing volume shipments of the VF1 FPGA products each could have a material adverse effect on Vantis. Failure to compete successfully in this highly competitive FPGA market would restrict Vantis' ability to offer products across all major segments of the PLD market and could have a material adverse effect on Vantis.

In addition, Vantis has contracted with several developers of FPGA software tools, including AutoGate Logic, Inc. (AGL), to develop and maintain software for Vantis' VF1 family of FPGAs. If any of these developers were to stop developing and maintaining software for the VF1 family, or if the software developed by these developers were subject to delays, errors or "bugs," Vantis would need to find an alternative developer or developers for these services or rely on its own internal software development efforts to address this need. It is possible that Vantis' internal development efforts may be unsatisfactory or that Vantis may be unable to locate available and acceptable alternative software developers. Any interruption in the timely development of FPGA software for the VF1 family could have a material adverse effect on Vantis.

Technological Change and Industry Standards. The market for our products is generally characterized by rapid technological developments, evolving industry standards, changes in customer requirements, frequent new product introductions and enhancements, short product life cycles and severe price competition. Currently accepted industry standards may change. Our success depends substantially on our ability, on a cost-effective and timely basis, to continue to enhance our existing products and to develop and introduce new products that take advantage of technological advances and adhere to evolving industry standards. An unexpected change in one or more of the technologies related to our products, in market demand for products based on a particular technology or of accepted industry standards could materially and adversely affect our business. We may or may not be able to develop new products in a timely and satisfactory manner to address new industry standards and technological changes, or to respond to new product announcements by others. In addition, new products may or may not achieve market acceptance.

Competition. The IC industry is intensely competitive and, historically, has experienced rapid technological advances in product and system technologies. After a product is introduced, prices normally decrease over time as production efficiency and competition increase, and as successive generations of products are developed and introduced for sale. Technological advances in the industry result in frequent product introductions, regular price reductions, short product life cycles and increased product capabilities that may result in significant performance improvements. Competition in the sale of ICs is based on:

     . performance;
     . product quality and reliability;
     . price;
     . adherence to industry standards;
     . software and hardware compatibility;
     . marketing and distribution capability;
     . brand recognition;
     . financial strength; and
     . ability to deliver in large volumes on a timely basis.

Fluctuations in Operating Results. Our operating results are subject to substantial quarterly and annual fluctuations due to a variety of factors, including:

     . the effects of competition with Intel in the microprocessor and Flash memory device markets;
     . competitive pricing pressures;
     . anticipated decreases in unit average selling prices of our products;
     . production capacity levels and fluctuations in manufacturing yields;
     . availability and cost of products from our suppliers;
     . the gain or loss of significant customers;
     . new product introductions by us or our competitors;
     . changes in the mix of products produced and sold and in the mix of sales by distribution channels;
     . market acceptance of new or enhanced versions of our products;
     . seasonal customer demand due to vacation and holiday schedules (for example, decreased demand in Europe during the summer); and . the timing of significant orders and the timing and extent of product development costs.

In addition, operating results have recently been, and may in the future be, adversely affected by general economic and other conditions causing a downturn in the market for semiconductor devices, or otherwise affecting the timing of customer orders or causing order cancellations or rescheduling. Our customers may change delivery schedules or cancel orders without significant penalty. Many of the factors listed above are outside of our control. These factors are difficult to forecast, and these or other factors could materially and adversely affect our quarterly or annual operating results.

Order Revision and Cancellation Policies. We manufacture and market standard lines of products. Sales are made primarily pursuant to purchase orders for current delivery, or agreements covering purchases over a period of time, which may be revised or canceled without penalty. As a result, we must commit resources to the production of products without any advance purchase commitments from customers. Our inability to sell products after we devoted significant resources to them could have a material adverse effect on our business.

Distributors typically maintain an inventory of our products. In most instances, our agreements with distributors protect their inventory of our products against price reductions, as well as products that are slow moving or have been discontinued. These agreements, which may be canceled by either party on a specified notice, generally allow for the return of our products if the agreement with the distributor is terminated. The market for our products is generally characterized by, among other things, severe price competition. The price protection and return rights we offer to our distributors could materially and adversely affect us if there is an unexpected significant decline in the price of our products.

Key Personnel. Our future success depends upon the continued service of numerous key engineering, manufacturing, sales and executive personnel. We may or may not be able to continue to attract and retain qualified personnel necessary for the development and manufacture of our products. Loss of the service of, or failure to recruit, key engineering design personnel could be significantly detrimental to our product development programs or otherwise have a material adverse effect on our business.

Intellectual Property Rights; Potential Litigation. It is possible that:

     . we will be unable to protect our technology or other intellectual property adequately through patents, copyrights, trade secrets, trademarks and other measures;
     . competitors will be able to develop similar technology independently;
     . any patent applications that we may file will not be issued;
     . foreign intellectual property laws will not protect our intellectual property rights;
     . any patent licensed by or issued to us will be challenged, invalidated or circumvented or that the rights granted thereunder will not provide competitive advantages to us; and
     . others will independently develop similar products, duplicate our products or design around our patents and other rights.

From time to time, we have been notified that we may be infringing intellectual property rights of others. If any such claims are asserted against us, we may seek to obtain a license under the third party's intellectual property rights. We could decide, in the alternative, to resort to litigation to challenge such claims. Such challenges could be extremely expensive and time-consuming and could materially and adversely affect our business. We cannot give any assurance that all necessary licenses can be obtained on satisfactory terms, or whether litigation may always be avoided or successfully concluded.

Environmental Regulations. We could possibly be subject to fines, suspension of production, alteration of our manufacturing processes or cessation of our operations if we fail to comply with present or future governmental regulations related to the use, storage, handling, discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in the manufacturing process. Such regulations could require us to acquire expensive remediation equipment or to incur other expenses to comply with environmental regulations. Our failure to control the use, disposal or storage of, or adequately restrict the discharge of, hazardous substances could subject us to future liabilities and could have a material adverse effect on our business.

International Sales. Our international sales operations entail political and economic risks, including expropriation, currency controls, exchange rate fluctuations, changes in freight rates and changes in rates and exemptions for taxes and tariffs.

Volatility of Stock Price; Ability to Access Capital. Based on the trading history of our stock, we believe that the following factors have caused, and are likely to continue to cause, the market price of our common stock to fluctuate substantially:

     . quarterly fluctuations in our financial results;
     . announcements of new products and/or pricing by us or our competitors; . the pace of new product manufacturing ramps;
     . production yields of key products; and . general conditions in the semiconductor industry.

In addition, an actual or anticipated shortfall in revenue, gross margins or earnings from securities analysts' expectations could have an immediate effect on the trading price of our common stock in any given period. Technology company stocks in general have experienced extreme price and volume fluctuations that are often unrelated to the operating performance of the companies. This market volatility may adversely affect the market price of our common stock and consequently limit our ability to raise capital or to make acquisitions. Our current business plan envisions substantial cash outlays requiring external capital financing. It is possible that capital and/or long-term financing will be unavailable on terms favorable to us or in sufficient amounts to enable us to implement our current plan.

Earthquake Danger. Our corporate headquarters, a portion of our manufacturing facilities, assembly and research and development activities and certain other critical business operations are located near major earthquake fault lines. We could be materially and adversely affected in the event of a major earthquake.

Euro Conversion. On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing currencies and the euro. The participating countries adopted the euro as their common legal currency on that date. The transition period will last through January 1, 2002. We are assessing the potential impact to us that may result from the euro conversion. We do not expect the introduction and use of the euro to materially affect our foreign exchange activities, to affect our use of derivatives and other financial instruments, or to result in any material increase in costs to us. We will continue to assess the impact of the introduction of the euro currency over the transition period as well as the period subsequent to the transition, as applicable.

CONSOLIDATED STATEMENTS OF OPERATIONS

Three Years Ended December 27, 1998
(Thousands except per share amounts)                       1998              1997             1996
--------------------------------------------------------------------------------------------------
Net sales                                            $2,542,141       $ 2,356,375      $ 1,953,019
Expenses:
     Cost of sales                                    1,718,703         1,578,438        1,440,828
     Research and development                           567,402           467,877          400,703
     Marketing, general and administrative              419,678           400,713          364,798
                                                      2,705,783         2,447,028        2,206,329
Operating loss                                         (163,642)          (90,653)        (253,310)
Litigation settlement                                   (11,500)                -                -
Interest income and other,
 net                                                     34,207            35,097           59,391
Interest expense                                        (66,494)          (45,276)         (14,837)
                                                     ----------       -----------      -----------
Loss before income taxes and equity in joint venture   (207,429)         (100,832)        (208,756)
Benefit for income taxes                                (91,878)          (55,155)         (85,008)
                                                     ----------       -----------      -----------
Loss before equity in joint venture                    (115,551)          (45,677)        (123,748)
Equity in net income of joint venture                    11,591            24,587           54,798
                                                     ----------       -----------      -----------
Net loss                                             $ (103,960)      $   (21,090)     $   (68,950)
                                                     ==========       ===========      ===========
Net loss per common share:
     Basic                                               $(0.72)           $(0.15)          $(0.51)
                                                     ==========       ===========      ===========
     Diluted                                             $(0.72)           $(0.15)          $(0.51)
                                                     ==========       ===========      ===========
Shares used in per share
 calculation:
     Basic                                              143,668           140,453          135,126
     Diluted                                            143,668           140,453          135,126

See accompanying notes

December 27, 1998 and December 28, 1997
(Thousands except share and per share amounts)                               1998             1997
--------------------------------------------------------------------------------------------------
ASSETS
     CURRENT ASSETS:
        Cash and cash equivalents                                     $   361,908      $   240,658
        Short-term investments                                            335,117          226,374
                                                                      ----------------------------
             Total cash, cash equivalents and short-term investments      697,025          467,032
        Accounts receivable, net of allowance for doubtful
            accounts of $12,663 in 1998 and $11,221 in 1997               415,557          329,111
     Inventories:
             Raw materials                                                 21,185           33,375
             Work-in-process                                              129,036           96,712
             Finished goods                                                24,854           38,430
                                                                      ----------------------------
                 Total inventories                                        175,075          168,517
     Deferred income taxes                                                205,959          160,583
     Prepaid expenses and other current assets                             68,411           50,024
                                                                      ----------------------------
             Total current assets                                       1,562,027        1,175,267
     PROPERTY, PLANT AND EQUIPMENT:
        Land                                                               36,273           29,421
        Buildings and leasehold improvements                              823,287        1,012,680
        Equipment                                                       2,776,336        2,295,498
        Construction in progress                                          744,466          461,452
                                                                      ----------------------------
             Total property, plant and equipment                        4,380,362        3,799,051
        Accumulated depreciation and amortization                      (2,111,894)      (1,808,362)
                                                                      ----------------------------
             Property, plant and equipment, net                         2,268,468        1,990,689
     INVESTMENT IN JOINT VENTURE                                          236,820          204,031
     OTHER ASSETS                                                         185,653          145,284
                                                                      ----------------------------
                                                                      $ 4,252,968      $ 3,515,271
                                                                      ============================
LIABILITIES AND STOCKHOLDERS' EQUITY
     CURRENT LIABILITIES:
        Notes payable to banks                                        $     6,017      $     6,601
        Accounts payable                                                  333,975          359,536
        Accrued compensation and benefits                                  80,334           63,429
        Accrued liabilities                                               168,280          134,656
        Income tax payable                                                 22,026           12,676
        Deferred income on shipments to distributors                       84,523           83,508
        Current portion of long-term debt, capital lease
          obligations and other                                           145,564           66,364
                                                                      ----------------------------
             Total current liabilities                                    840,719          726,770
     DEFERRED INCOME TAXES                                                 34,784           96,269
     LONG-TERM DEBT, CAPITAL LEASE OBLIGATIONS AND OTHER, LESS
       CURRENT PORTION                                                  1,372,416          662,689
     Commitments and contingencies
     STOCKHOLDERS' EQUITY:
        Capital stock:
           Common stock, par value $0.01; 250,000,000 shares
            authorized; 145,477,376 shares issued and
             outstanding in 1998 and 142,123,079 in 1997                    1,465            1,428
           Capital in excess of par value                               1,071,591        1,018,884
           Retained earnings                                              962,171        1,066,131
           Accumulated other comprehensive loss                           (30,178)         (56,900)
                                                                      ----------------------------
            Total stockholders' equity                                  2,005,049        2,029,543
                                                                      ----------------------------
                                                                      $ 4,252,968      $ 3,515,271
                                                                      ============================

See accompanying notes

Consolidated Statements of Stockhloders' Equity

                                              Common Stock             Capital in                 Accumulated other       Total
                                       ------------------------
Three Years Ended December 27, 1998     Number                         excess of         Retained   comprehensive     Stockholders'
(Thousands)                            of Shares       Amount          par value         earnings    income (loss)       equity
-----------------------------------------------------------------------------------------------------------------------------------
December 31, 1995                     132,182        $    1,050       $   908,989      $ 1,156,171     $    36,252     $ 2,102,462
Comprehensive loss:
     Net loss                               -                 -                 -          (68,950)              -         (68,950)
     Other comprehensive loss:
     Net change in unrealized
       loss on investments,
       net of tax benefit of $2,635         -                 -                 -                -         (31,432)        (31,432)
     Net change in cumulative
     translation adjustments                -                 -                 -                -         (28,769)        (28,769)
                                                                                                                       -----------
     Total other comprehensive loss                                                                                        (60,201)
                                                                                                                       -----------
Total comprehensive loss                                                                                               $  (129,151)
                                                                                                                       ===========
Issuance of shares:
     Employee stock plans               3,838               315            27,433                -               -      $   27,748
     Fujitsu Limited                    1,000                10            16,525                -               -          16,535
Compensation recognized
     under employee
     stock plans                            -                 -                24                -               -              24
Warrants exercised                        560                 5             2,755                -               -           2,760
Income tax benefits
     realized from employee
     stock option exercises                 -                 -             1,500                -               -           1,500
                                      --------------------------------------------------------------------------------------------
December 29, 1996                     137,580             1,380           957,226        1,087,221         (23,949)      2,021,878
Comprehensive loss:
     Net loss                               -                 -                 -          (21,090)              -         (21,090)
     Other comprehensive loss:
     Net change in unrealized
       loss on investments, net
       of tax benefit of $1,230             -                 -                 -                -          (2,813)         (2,813)
     Net change in cumulative
       translation adjustments              -                 -                 -                -         (30,138)        (30,138)
                                                                                                                       -----------
     Total other comprehensive loss                                                                                        (32,951)
                                                                                                                       -----------
Total comprehensive loss                                                                                               $   (54,041)
                                                                                                                       ===========
Issuance of shares for
     employee stock plans               4,113                44            38,013                -               -      $   38,057
Compensation recognized
     under employee
     stock plans                            -                 -            21,232                -               -          21,232
Warrants exercised                        430                 4             2,413                -               -           2,417
                                      --------------------------------------------------------------------------------------------
December 28, 1997                     142,123             1,428         1,018,884        1,066,131         (56,900)      2,029,543
Comprehensive loss:
     Net loss                               -                 -                 -         (103,960)              -        (103,960)
     Other comprehensive loss:
     Net change in unrealized
     gain on investments, net
     of tax expense of $355                 -                 -                 -                -           4,753           4,753
     Net change in cumulative
     translation adjustments                -                 -                 -                -          21,969          21,969
                                                                                                                       -----------
     Total other comprehensive loss                                                                                         26,722
                                                                                                                       -----------
Total comprehensive loss                                                                                               $   (77,238)
                                                                                                                       ===========
Issuance of shares:
     Employee stock plans               2,354                27            25,656                -               -      $   25,683
     Fujitsu Limited                    1,000                10            18,395                -               -          18,405
Compensation recognized
     under employee
     stock plans                            -                 -             8,645                -               -           8,645
Warrants exercised                          -                 -                11                -               -              11
                                      --------------------------------------------------------------------------------------------
December 27, 1998                     145,477        $    1,465       $ 1,071,591      $   962,171     $   (30,178)     $2,005,049
                                      ============================================================================================

See accompanying notes

Consolidated Statements of Cash Flows

Three Years Ended December 27, 1998
(Thousands)                                                   1998              1997             1996
-------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net loss                                            $  (103,960)      $   (21,090)     $   (68,950)
     Adjustments to reconcile net loss
      to net cash provided by operating
      activities:
        Depreciation and amortization                        467,521           394,465          346,774
        Net (increase) decrease in deferred income
          taxes                                             (106,861)          (18,566)          17,134
        Net loss on disposal of property, plant and
          equipment                                           11,515            19,763           11,953
        Net gain realized on sale of available-for-sale
          securities                                               -            (4,978)         (41,022)
        Compensation recognized under employee stock
          plans                                                8,645            21,232               24
        Undistributed income of joint venture                (11,591)          (24,587)         (54,798)
        Changes in operating assets and
         liabilities:
          Net (increase) decrease in receivables,
           inventories, prepaid expenses and other
           assets                                           (153,366)         (184,966)          30,421
          Increase (decrease) in tax refund
           receivable and income tax payable                   9,350            61,209         (110,058)
          Net increase (decrease) in payables and
           accrued liabilities                                23,160           156,333          (42,863)
                                                         ----------------------------------------------
Net cash provided by operating activities                    144,413           398,815           88,615
                                                         ----------------------------------------------
Cash flows from investing activities:
     Purchase of property, plant and equipment              (996,170)         (685,100)        (485,018)
     Proceeds from sale of property, plant and
       equipment                                             106,968            43,596            2,489
     Purchase of available-for-sale securities            (1,591,802)         (537,275)        (633,476)
     Proceeds from sale of available-for-sale
       securities                                          1,482,890           545,478          840,492
                                                         ----------------------------------------------
Net cash used in investing activities                       (998,114)         (633,301)        (275,513)
                                                         ----------------------------------------------
Cash flows from financing activities:
     Proceeds from borrowings                                836,100           283,482          447,877
     Debt issuance costs                                     (14,350)          (13,080)         (15,378)
     Payments on debt and capital lease obligations          (87,549)          (79,791)        (252,766)
     Proceeds from foreign grants                            196,651            77,865                -
     Proceeds from issuance of stock                          44,099            40,474           47,043
                                                         ----------------------------------------------
Net cash provided by financing activities                    974,951           308,950          226,776
                                                         ----------------------------------------------
Net increase in cash and cash equivalents                    121,250            74,464           39,878
Cash and cash equivalents at beginning of year               240,658           166,194          126,316
                                                         ----------------------------------------------
Cash and cash equivalents at end of year                 $   361,908       $   240,658      $   166,194
                                                         ==============================================
Supplemental disclosures
 of cash flow information:
     Cash paid (refunded) during the year for:
       Interest, net of amounts capitalized              $    58,517       $    34,600      $         -
                                                         ==============================================
       Income taxes                                      $     2,732       $  (100,016)     $       375
                                                         ==============================================
     Non-cash financing activities:
       Equipment capital leases                          $    13,908       $    44,770      $     8,705
                                                         ==============================================

See accompanying notes

Notes to Consolidated Financial Statements

December 27, 1998, December 28, 1997 and December 29, 1996
--------------------------------------------------------------------------------

NOTE 1. NATURE OF OPERATIONS

We are a semiconductor manufacturer with manufacturing facilities in the U.S., Europe and Asia and sales offices throughout the world. Our products include a wide variety of industry-standard integrated circuits (ICs) which are used in many diverse product applications such as telecommunications equipment, data and network communications equipment, consumer electronics, personal computers (PCs) and workstations.

Vantis Corporation (Vantis), our wholly owned subsidiary designs, develops and markets programmable logic devices (PLDs). On September 29, 1997, we transferred certain of the assets and liabilities of our PLD division (excluding bipolar products) to Vantis.

--------------------------------------------------------------------------------

NOTE 2. BUSINESS COMBINATION

On January 17, 1996, we acquired NexGen, Inc. in a tax-free reorganization in which NexGen was merged directly into AMD. At the date of the merger, we reserved approximately 33.6 million total shares to be exchanged, which represented eight-tenths (0.8) of a share of our common stock for each share of the common stock of NexGen outstanding or subject to an assumed warrant or option. We accounted for the merger under the pooling-of-interests method. We prepared the consolidated financial statements to give retroactive effect to the merger of NexGen with and into AMD on January 17, 1996.

--------------------------------------------------------------------------------

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR We use a 52- to 53-week fiscal year ending on the last Sunday in December, which resulted in a 52-week fiscal year for 1998, 1997 and 1996, which ended on December 27, December 28 and December 29, respectively.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include our accounts and those of our subsidiaries. Upon consolidation, all significant intercompany accounts and transactions are eliminated. Also included in our consolidated financial statements, under the equity method of accounting, is our
49.992 percent investment in Fujitsu AMD Semiconductor Limited (FASL).

FOREIGN CURRENCY TRANSLATION We included in operations adjustments resulting from the process of translating into U.S. dollars the foreign currency financial statements of our wholly owned foreign subsidiaries for which the U.S. dollar is the functional currency. We included in stockholders' equity the adjustments relating to the translation of the financial statements of AMD Saxony, our indirect wholly owned German subsidiary in Dresden, in the State of Saxony, and our unconsolidated joint venture, for which the local currencies are the functional currencies.

CASH EQUIVALENTS Cash equivalents consist of financial instruments which are readily convertible into cash and have original maturities of three months or less at the time of acquisition.

INVESTMENTS We classify, at the date of acquisition, our marketable debt and equity securities into held-to-maturity and available-for-sale categories. Currently, we classify our securities as available-for-sale which are reported at fair market value with the related unrealized gains and losses included in stockholders' equity. Realized gains and losses and declines in value of securities judged to be other than temporary are included in interest income and other, net. Interest and dividends on all securities are included in interest income and other, net. The cost of securities sold is based on the specific identification method.

We consider investments with maturities between 3 and 12 months short-term investments. Short-term investments consist of money market auction rate preferred stocks and debt securities such as commercial paper, corporate notes, certificates of deposit and marketable direct obligations of United States governmental agencies.

DERIVATIVE FINANCIAL INSTRUMENTS We utilize derivative financial instruments to reduce financial market risks. We use these instruments to hedge foreign currency and interest rate market exposures of underlying assets, liabilities and other obligations. We do not use derivative financial instruments for speculative or trading purposes. Our accounting policies for these instruments are based on whether such instruments are designated as hedging transactions. The criteria we use for designating an instrument as a hedge include the instrument's effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. Gains and losses on foreign currency forward and option contracts that are designated and effective as hedges of anticipated transactions, for which a firm commitment has been attained, are deferred and either recognized in income or included in the basis of the transaction in the same period that the underlying transactions are settled. Gains and losses on foreign currency forward and option contracts and interest rate swap contracts that are designated and effective as hedges of existing transactions are recognized in income in the same period as losses and gains on the underlying transactions are recognized and generally offset. Gains and losses on any instruments not meeting the above criteria would be recognized in income in the current period. Purchased option contracts that would result in losses, if exercised, are allowed to expire. If an underlying hedged transaction is terminated earlier than initially anticipated, the offsetting gain or loss on the related derivative instrument would be recognized in income in the same period. Subsequent gains or losses on the related derivative instrument would be recognized in income in each period until the instrument matures, is terminated or is sold. Premiums paid for foreign currency forward and option contracts are generally amortized over the life of the contracts and are not material to our results of operations. Unamortized premiums are included in prepaid expenses and other assets.

INVENTORIES We state inventories at standard cost adjusted to approximate the lower of cost (first-in, first-out method) or market (net realizable value).

PROPERTY, PLANT AND EQUIPMENT We state property, plant and equipment at cost. We provide depreciation and amortization on the straight-line basis over the estimated useful lives of the assets for financial reporting purposes and on accelerated methods for tax purposes. We estimate useful lives for financial reporting purposes as follows:

     . machinery and equipment, 3 to 5 years;
     . buildings, up to 26 years; and
     . leasehold improvements, the shorter of the remaining terms of the leases or the estimated economic useful lives of the improvements.

REVENUE RECOGNITION We recognize revenue from product sales direct to customers when shipped. In addition, we sell to distributors under terms allowing the distributors certain rights of return and price protection on unsold merchandise they hold. The distributor agreements, which may be canceled by either party upon specified notice, generally contain a provision for the return of our products in the event the agreement with the distributor is terminated. Accordingly, we defer recognition of revenue and related gross profits from sales to distributors with agreements that have the aforementioned terms until the merchandise is resold by the distributors.

FOREIGN GRANTS AND SUBSIDIES The Federal Republic of Germany and the State of Saxony have agreed to support the Dresden Fab 30 project in the amount of $469 million (denominated in deutsche marks) consisting of capital investment grants and interest subsidies. Dresden Fab 30 is our new integrated circuit manufacturing and design facility in Dresden, Germany. The grants and subsidies are subject to conditions, including meeting specified levels of employment in December 2001 and maintaining those levels until June 2007. The grants and subsidies will be recognized as a reduction of operating expense ratably over the life of the project. In 1998, grants and subsidies recognized as income were not material. As of December 27, 1998, AMD Saxony had received grants and subsidies totaling $283 million (denominated in deutsche marks). Noncompliance with the conditions of the grants and subsidies could result in the forfeiture of all or a portion of the future amounts to be received as well as the repayment of all or a portion of amounts received to date.

ADVERTISING EXPENSES We account for advertising costs as expense in the period in which they are incurred. Advertising expense for 1998, 1997 and 1996 was approximately $74 million, $74 million and $44 million, respectively.

NET LOSS PER COMMON SHARE Basic and diluted net loss per share are computed using weighted-average common shares outstanding.

The following table sets forth the computation of basic and diluted net loss per common share:

(Thousands except per share data)                         1998         1997         1996
-------------------------------------------------------------------------------------------
Numerator for basic and diluted net loss
     per common share                                 $(103,960)    $(21,090)   $ (68,950)
                                                      -------------------------------------
Denominator for basic and diluted net loss per
     common share-weighted-average shares               143,668      140,453      135,126
                                                      -------------------------------------
Basic and diluted net loss per common share           $   (0.72)    $  (0.15)   $   (0.51)
                                                      =====================================

Notes to Consolidated Financial Statements

Options, warrants and restricted stock were outstanding during 1998, 1997 and 1996 but we did not include them in the computation of diluted net loss per common share because the effect in years with a net loss would be anti-dilutive. Convertible debt was outstanding during 1998 but we did not include it in the computation of diluted net loss per common share because the effect in years with a net loss would be antidilutive.

COMPREHENSIVE LOSS In 1998, we adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income." SFAS 130 establishes new rules for the reporting and display of comprehensive loss and its components; however, the adoption of this Statement had no impact on our net loss or stockholders' equity. SFAS 130 requires unrealized gains or losses on our available-for-sale securities and the foreign currency translation adjustments, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive loss. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

The following are the components of accumulated other comprehensive loss:

                                                   December 27,     December 28,
(Thousands)                                            1998             1997
--------------------------------------------------------------------------------
Unrealized gain on investments                     $  6,760           $  2,007
Cumulative translation adjustments                  (36,938)           (58,907)
                                                   -----------------------------
                                                   $(30,178)          $(56,900)
                                                   =============================

Cumulative translation adjustments are not tax affected.

EMPLOYEE STOCK PLANS As allowed under Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," we continue to account for our stock option plans and our employee stock purchase plan in accordance with provisions of the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees" (see Note 10).

USE OF ESTIMATES The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

FINANCIAL PRESENTATION We have reclassified certain prior year amounts on the consolidated financial statements to conform to the 1998 presentation.

NEW ACCOUNTING PRONOUNCEMENTS In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 is required to be adopted beginning after June 15, 1999. We expect to adopt SFAS 133 in 2000. We have not completed our review of SFAS 133, and accordingly have not evaluated the effect the adoption of the Statement may have on our consolidated results of operations and financial position. SFAS 133 will require us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

Notes to Consolidated Financial Statements

NOTE 4. FINANCIAL INSTRUMENTS

AVAILABLE-FOR-SALE SECURITIES Available-for-sale securities as of December 27, 1998 and December 28, 1997 were as follows:

                                                                   Gross             Gross          Fair market
(Thousands)                                          Cost    unrealized gains   unrealized losses     value
----------------------------------------------------------------------------------------------------------------
1998
Cash equivalents:
     Commercial paper                              $ 22,434          $    -             $ (40)       $ 22,394
     Money market funds                             136,408               -                 -         136,408
                                                   -----------------------------------------------------------
        Total cash equivalents                     $158,842          $    -             $ (40)       $158,802
                                                   ===========================================================
Short-term investments:
     Money market auction rate preferred stocks    $115,500          $    -             $   -        $115,500
     Certificates of deposit                        100,230              58               (50)        100,238
     Treasury notes                                   7,696               -               (18)          7,678
     Corporate notes                                 32,657              30                 -          32,687
     Federal agency notes                            34,616              50              (153)         34,513
     Commercial paper                                43,886             704               (89)         44,501
                                                   -----------------------------------------------------------
        Total short-term investments               $334,585          $  842             $(310)       $335,117
                                                   ===========================================================
Long-term investments:
     Equity investments                            $  7,027           $6,265            $   -        $ 13,292
     Treasury notes                                   2,000                3                -           2,003
                                                   -----------------------------------------------------------
        Total long-term investments                $  9,027           $6,268            $   -        $ 15,295
                                                   ===========================================================
1997
Cash equivalents:
     Commercial paper                              $ 14,901           $   14            $   -        $ 14,915
     Federal agency notes                            22,860                -              (79)         22,781
                                                   -----------------------------------------------------------
        Total cash equivalents                     $ 37,761           $   14            $ (79)       $ 37,696
                                                   ===========================================================
Short-term investments:
     Money market auction rate preferred stocks    $ 61,200           $    -            $   -        $ 61,200
     Certificates of deposit                         50,025              345              (10)         50,360
     Treasury notes                                   9,989                9                -           9,998
     Corporate notes                                 37,862              127               (4)         37,985
     Federal agency notes                            47,283                4              (70)         47,217
     Commercial paper                                19,379              235                -          19,614
                                                   -----------------------------------------------------------
        Total short-term investments               $225,738           $  720            $ (84)       $226,374
                                                   ===========================================================
Long-term investments:
     Equity investments                            $  6,087           $1,341            $   -        $  7,428
     Treasury notes                                   1,997               95                -           2,092
                                                   -----------------------------------------------------------
        Total long-term investments                $  8,084           $1,436            $   -        $  9,520
                                                   ===========================================================

We realized a net gain on the sales of available-for-sale securities of $5 million and $41 million for 1997 and 1996, respectively. We did not sell any available-for-sale securities in 1998.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK As part of our asset and liability management strategy, we use financial instruments with off-balance-sheet risk to manage financial market risk, including interest rate and foreign

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

exchange risk. The notional amounts, carrying amounts and fair values of these instruments as of December 27, 1998 and December 28, 1997 are included in the table below.

                                                            1998                                          1997
                                        ----------------------------------------------  --------------------------------------------
(Thousands)                             Notional amount  Carrying amount   Fair value   Notional amount  Carrying amount  Fair value
------------------------------------------------------------------------------------------------------------------------------------
Foreign exchange instruments:
     Purchased foreign currency
        call option contracts                  $ 75,000          $   289     $     45          $150,000             $893      $  369

     Purchased foreign currency
        put option contracts                    220,000                -        1,547                 -                -           -

     Written foreign currency
        call option contracts                   220,000           (3,416)     (13,469)                -                -           -

     Foreign exchange forward
        contracts                                13,112              (32)         (25)           48,500               53         309


We used prevailing financial market information and price quotes from certain of our counterparty financial institutions as of the respective dates to obtain the estimates of fair value.

Foreign Exchange Forward Contracts   We use foreign exchange forward contracts
to hedge our exposure to currency fluctuations on our net monetary assets position in our foreign subsidiaries, liabilities for products purchased from FASL and fixed asset purchase commitments. Our hedging transactions in 1998 were denominated in Italian lira, Japanese yen, French franc, German mark, British pound, Dutch guilder, Thailand baht, Singapore dollar and Malaysian ringit. The maturities of these contracts were generally less than 12 months.

Foreign Currency Option Contracts   In 1998, we entered into a no-cost collar
arrangement to hedge Dresden Fab 30 project costs denominated in U.S. dollars. In addition to purchased put option contracts, no-cost collars include written call option contracts, the contract rates of which are structured so as to avoid payment of any option premium at the time of purchase. With respect to the written call option contracts, we recognized a loss in 1998 associated with the counterparties' in-the-money position. Unrealized losses on outstanding written contracts are included in accrued liabilities. These contracts mature on various dates through 2000.

In 1997, we purchased foreign currency call option contracts to hedge market risk exposures related to currency fluctuations on firm commitments denominated in deutsche marks to make investments in, or subordinated loans to, AMD Saxony. These contracts mature on various dates through 1999.

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS   We estimated the fair value of debt
using discounted cash flow analysis based on estimated interest rates for similar types of borrowing arrangements.

The carrying amounts and estimated fair values of our other financial instruments are as follows:

                                                                                         1998                       1997
                                                                            ---------------------------  ---------------------------
(Thousands)                                                                 Carrying amount  Fair value  Carrying amount  Fair value
------------------------------------------------------------------------------------------------------------------------------------
Short-term debt:
     Notes payable                                                               $    6,017  $    6,017         $  6,601  $    6,601

     Current portion of long-term debt
     (excluding capital leases)                                                     125,283     148,178           37,176      47,013

Long-term debt (excluding capital leases)                                         1,312,303   1,336,768          622,880     640,604


NOTE 5. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents, short-term investments, trade receivables and financial instruments used in hedging activities.

We place our cash equivalents and short-term investments with high credit quality financial institutions and, by policy, limit the amount of credit exposure with any one financial institution. We acquire investments in time deposits and certificates of deposit from banks having combined capital, surplus and undistributed profits of not less than $200 million. Investments in commercial paper and money market auction rate preferred stocks of industrial firms and financial institutions are rated A1, P1 or better; investments in tax-exempt securities including municipal notes and bonds are rated AA, Aa or better; and investments in repurchase agreements must have securities of the type and quality listed above as collateral.

We limit concentrations of credit risk with respect to trade receivables because a large number of geographically diverse customers make up our customer base, thus spreading the trade credit risk. We control credit risk through credit approvals, credit limits and monitoring procedures. We perform in-depth credit evaluations of all new customers and require letters of credit, bank guarantees and advance payments, if deemed necessary. Our bad debt expenses have not been material.

The counterparties to the agreements relating to our derivative instruments consist of a number of major, high credit quality, international financial institutions. We do not believe that there is significant risk of nonperformance by these counterparties because we monitor their credit ratings and limit the financial exposure and the amount of agreements entered into with any one financial institution. While the notional amounts of financial instruments are often used to express the volume of these transactions, the potential accounting loss on these transactions if all counterparties failed to perform is limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed our obligations to the counterparties.

------------------------------------------------------------------------
NOTE 6. INCOME TAXES
Benefit for income taxes consists of:

(Thousands)                                  1998       1997        1996
------------------------------------------------------------------------
Current:
     U.S. Federal                        $  1,706   $(43,053)  $(102,213)
     U.S. State and Local                   1,772     (1,959)     (1,026)
     Foreign National and Local            11,505      8,423       1,097
Deferred:
     U.S. Federal                         (89,997)   (12,902)     16,280
     U.S. State and Local                 (16,869)    (7,872)        854
     Foreign National and Local                 5      2,208           -
                                         -------------------------------
Benefit for income taxes                 $(91,878)  $(55,155)  $ (85,008)
                                         ===============================

Tax benefits resulting from the exercise of nonqualified stock options and the disqualifying disposition of shares acquired under our incentive stock option and stock purchase plans reduced taxes currently payable as shown above by approximately $2 million in 1996. We credited such benefits to capital in excess of par value when realized. Tax benefits generated in 1998 and 1997 did not reduce taxes currently payable.

Deferred income taxes reflect the net tax effects of tax carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities as of December 27, 1998 and December 28, 1997 are as follows:


(Thousands)                                                1998         1997
------------------------------------------------------------------------------
Deferred tax assets:
     Net operating loss carryovers                      $ 237,767    $  99,424
     Deferred distributor income                           28,940       36,898
     Inventory reserves                                    25,655       30,085
     Accrued expenses not currently deductible             29,462       26,345
     Federal and state tax credit carryovers               92,879       74,535
     Other                                                 86,895       60,927
                                                        ----------------------
        Total deferred tax assets                         501,598      328,214
     Less: valuation allowance                            (73,243)     (44,221)
                                                        ----------------------
                                                          428,355      283,993
                                                        ----------------------
Deferred tax liabilities:
     Depreciation                                        (196,293)    (175,177)
     Other                                                (60,887)     (44,502)
                                                        ----------------------
        Total deferred tax liabilities                   (257,180)    (219,679)
                                                        ----------------------
Net deferred tax assets                                 $ 171,175    $  64,314
                                                        ======================

Notes to Consolidated Financial Statements

Realization of our net deferred tax assets is dependent on future taxable income. We believe that it is more likely than not that such assets will be realized. However, ultimate realization could be negatively impacted by market conditions and other variables not known or anticipated at this time.

The valuation allowance increased $29 million in 1998 from 1997. The valuation allowance for deferred tax assets includes $29 million attributable to stock option deductions, the benefit of which will be credited to equity when realized.

Pretax loss from foreign operations was approximately $36 million in 1998. Pretax income from foreign operations was approximately $10 million in 1997 and $33 million in 1996.

A portion of the net operating loss carryovers are subject to limitation. Availability of $11 million of tax effected net operating loss carryovers occurs primarily in 2000. The federal and state tax credit and net operating loss carryovers expire beginning in the year 2002 through 2013.

The following is a reconciliation between statutory federal income taxes and the total benefit for income taxes.

                                                      1998                1997                 1996
                                                 ----------------    ----------------     ---------------------
(Thousands except percent)                        Tax        Rate     Tax        Rate     Tax        Rate
---------------------------------------------------------------------------------------------------------------
Statutory federal income tax benefit              $(72,598)   (35.0)% $(35,291)   (35.0)% $(73,065)      (35.0)%
State taxes net of federal benefit                  (8,000)    (3.9)    (7,500)    (7.4)      (520)       (0.2)
Tax exempt Foreign Sales
     Corporation income                               (940)    (0.5)    (1,369)    (1.4)    (2,283)       (1.1)
Foreign income at other than U.S. rates             (3,949)    (1.9)   (10,228)   (10.1)    (9,782)       (4.7)
Tax credits                                         (6,200)    (3.0)    (4,077)    (4.0)    (1,886)       (0.9)
Other                                                 (191)       -      3,310      3.2      2,528         1.2
                                                 ---------------------------------------------------------------
                                                  $(91,878)   (44.3)% $(55,155)   (54.7)% $(85,008)      (40.7)%
                                                 ===============================================================

We have made no provision for income taxes on approximately $363 million of cumulative undistributed earnings of certain foreign subsidiaries because it is our intention to permanently invest such earnings. If such earnings were distributed, we would accrue additional taxes of approximately $117 million.

Note 7. Debt

Significant elements of revolving lines of credit are:

(Thousands except percent)                                           1998         1997
-----------------------------------------------------------------------------------------
Committed:
     Three-year secured revolving line of credit                  $  150,000   $  150,000
Uncommitted:
     Portion of unsecured lines of credit available
     to foreign subsidiaries                                          68,980       67,052
Amounts outstanding at year-end under lines of credit:
     Short-term                                                        6,017        6,601
Short-term borrowings:
     Average daily borrowings                                          5,386       10,795
     Maximum amount outstanding at any month-end                       6,017       13,846
     Weighted-average interest rate                                     1.18%        1.75%
     Average interest rate on amounts outstanding at year-end           1.06%        2.01%
                                                                   ----------------------

Interest on foreign and short-term domestic borrowings is negotiated at the time of the borrowing. Information with respect to our long-term debt, capital lease obligations and other at year-end is:

(Thousands)                                                                                    1998         1997
-------------------------------------------------------------------------------------------------------------------
6% Convertible Subordinated Notes with interest payable
     semiannually and principal due on May 15, 2005                                        $  517,500   $        -

11% Senior Secured Notes with interest payable
     semiannually and principal due on August 1, 2003,
     secured by the Fab 25 facility and equipment                                             400,000      400,000

Term loans under the Dresden Loan Agreements
     with weighted-average interest of 5.37% and
     principal due between 2001 and 2003, secured
     by the Dresden Fab 30 facility and equipment                                             299,679            -

Secured term loan with interest at LIBOR plus
     2.5% (8.06% at December 27, 1998) payable
     quarterly and principal payable quarterly from
     October 1998 through May 2000, secured by
     the Fab 25 facility and equipment                                                        218,750      250,000

Obligations under capital leases                                                               42,812       68,997
Mortgage with principal and 9.88% interest payable
     in monthly installments through April 2007                                                 1,657        1,781

Promissory notes                                                                                    -        6,577
Obligations secured by equipment                                                                    -        1,668
Other debt                                                                                          -           30
                                                                                           -----------------------
                                                                                            1,480,398      729,053
Other                                                                                          37,582            -
                                                                                           -----------------------
                                                                                            1,517,980      729,053
Less: current portion                                                                        (145,564)     (66,364)
                                                                                           -----------------------
Long-term debt, capital lease obligations and other,
     less current portion                                                                  $1,372,416   $  662,689
                                                                                           =======================

In May 1998, we sold $517.5 million of Convertible Subordinated Notes due May 15, 2005 under our $1 billion shelf registration declared effective by the Securities and Exchange Commission on April 20, 1998. Interest on the Convertible Subordinated Notes accrues at the rate of 6 percent per annum and is payable semiannually in arrears on May 15 and November 15 of each year, commencing November 15, 1998. The Convertible Subordinated Notes are redeemable at our option on and after May 15, 2001. The Notes are convertible at the option of the holder at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased, into shares of common stock at a conversion price of $37.00 per share, subject to adjustment in certain circumstances.

Included in other is a deferred gain of $34 million recorded during 1998 as a result of the sale and leaseback of our corporate marketing, general and administrative facility. The deferred gain will be amortized over the lease term, which is 20 years (see Note 12).

For each of the next five years and beyond, our long-term debt and capital lease obligations are:

                                              Long-term debt
(Thousands)                                  (Principal only)  Capital leases
-----------------------------------------------------------------------------
1999                                              $  125,283          $19,231
2000                                                  93,901           13,628
2001                                                  53,611            8,886
2002                                                 178,332            3,876
2003                                                 468,290            3,056
Beyond 2003                                          518,169              557
                                                  ---------------------------
     Total                                         1,437,586           49,234
Less: amount representing interest                         -           (6,422)
                                                  ---------------------------
     Total at present value                       $1,437,586          $42,812
                                                  ===========================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Obligations under the lease agreements are collateralized by the assets leased. We leased total assets of approximately $97 million and $138 million at December 27, 1998 and December 28, 1997, respectively. Accumulated amortization of these leased assets was approximately $60 million and $85 million at December 27, 1998 and December 28, 1997, respectively.

The above debt agreements limit our and our subsidiaries' ability to engage in various transactions and require satisfaction of specified financial performance criteria.

At December 27, 1998, we were in compliance with all restrictive covenants of such debt agreements and all retained earnings were restricted as to payments of cash dividends on common stock.

Under certain circumstances, cross-defaults result under the Convertible Subordinated Notes, the Indenture to the Senior Secured Notes and the Dresden Loan Agreements, which consist of a loan agreement and other related agreements between AMD Saxony and a consortium of banks led by Dresdner Bank AG.

--------------------------------------------------------------------------------
NOTE 8. INTEREST EXPENSE & INTEREST INCOME AND OTHER, NET
INTEREST EXPENSE

(Thousands)                                       1998       1997       1996
--------------------------------------------------------------------------------
Total interest charges                         $ 96,206   $ 74,716   $ 32,507
Interest capitalized                            (29,712)   (29,440)   (17,670)
                                               ---------------------------------
     Interest expense                          $ 66,494   $ 45,276   $ 14,837
                                               =================================

In 1998, interest expense primarily consisted of interest expense incurred on our Senior Secured Notes sold in August 1996, interest on our Convertible Subordinated Notes sold in May 1998 and interest on our $250 million four-year secured term loan, net of interest capitalized primarily related to the facilitization of Fab 25 and construction of Dresden Fab 30. In 1997, interest expense primarily consisted of interest expense incurred on our Senior Secured Notes sold in August 1996 and interest on our $250 million four-year secured term loan, net of interest capitalized primarily related to the second phase of construction of Fab 25 and Dresden Fab 30. In 1996, interest expense primarily consisted of interest expense incurred on our Senior Secured Notes sold in August 1996, net of interest capitalized primarily related to equipment installation in Fab 25.

INTEREST INCOME AND OTHER, NET

(Thousands)                                            1998     1997     1996
-------------------------------------------------------------------------------
Interest income                                     $31,478  $28,975  $19,564
Other income, net                                     2,729    6,122   39,827
                                                    ---------------------------
                                                    $34,207  $35,097  $59,391
                                                    ===========================

In 1998, other income, net primarily consisted of gains resulting from the sale of an investment. Other income, net primarily consisted of gains resulting from the sales of equity investments for 1997 and 1996. We also included the net loss on the sale of fixed assets in other income, net for all years presented.

--------------------------------------------------------------------------------
NOTE 9. SEGMENT REPORTING

In June 1997, the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information," which we have adopted in the current year.

As required by SFAS 131, we have determined that we have two principle businesses and operate in two segments: (1) our AMD segment, which consists of our three product groups - Computation Products Group, Memory Group and Communications Group and (2) our Vantis segment, which consists of Vantis. Our reportable segments are organized as discrete and separate functional units with separate management teams and separate performance assessment and resource allocation processes. The AMD segment produces microprocessors, core logic products, Flash memory devices, EPROMs, telecommunication products, networking and I/O products and embedded processors. The Vantis segment produces complex and simple, high-performance CMOS PLDs.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance and allocate resources based on segment operating income (loss).

The AMD segment did not have intersegment sales prior to the fourth quarter of 1997. The Vantis segment did not have intersegment sales for any of the years presented below.

(Thousands)                                                1998          1997         1996
---------------------------------------------------------------------------------------------
Net sales:
     AMD segment
       External customers                               $2,337,144   $2,113,276    $1,704,925
       Intersegment                                         88,455       25,896             -
                                                        -------------------------------------
                                                         2,425,599    2,139,172     1,704,925
     Vantis segment external customers                     204,997      243,099       248,094
     Elimination of intersegment sales                     (88,455)     (25,896)            -
                                                        -------------------------------------
       Net sales                                        $2,542,141   $2,356,375    $1,953,019
                                                        =====================================
Segment income (loss):
     AMD segment                                        $ (185,242)  $ (127,406)   $ (270,270)
     Vantis segment                                         21,600       36,753        16,960
                                                        -------------------------------------
       Total operating loss                               (163,642)     (90,653)     (253,310)
     Litigation settlement                                 (11,500)           -             -
     Interest income and other, net                         34,207       35,097        59,391
     Interest expense                                      (66,494)     (45,276)      (14,837)
     Benefit for income taxes                               91,878       55,155        85,008
     Equity in net income of FASL (AMD segment)             11,591       24,587        54,798
                                                        -------------------------------------
       Net loss                                         $ (103,960)  $  (21,090)   $  (68,950)
                                                        =====================================
Total assets:
     AMD segment
       Assets excluding investment in FASL              $3,881,268   $3,187,506    $2,886,689
       Investment in FASL                                  236,820      204,031       197,205
                                                        -------------------------------------
                                                         4,118,088    3,391,537     3,083,894
     Vantis segment assets                                 134,880      123,734        61,389
                                                        -------------------------------------
       Total assets                                     $4,252,968   $3,515,271    $3,145,283
                                                        =====================================
Expenditures for long-lived assets:
     AMD segment                                        $  993,679   $  683,346    $  480,746
     Vantis segment                                          2,491        1,754         4,272
                                                        -------------------------------------
       Total expenditures for long-lived assets         $  996,170   $  685,100    $  485,018
                                                        =====================================
Depreciation and amortization expense:
     AMD segment                                        $  463,719   $  390,577    $  343,053
     Vantis segment                                          3,802        3,888         3,721
                                                        -------------------------------------
       Total depreciation and amortization expense      $  467,521   $  394,465    $  346,774
                                                        =====================================

Notes to Consolidated Financial Statements

Our operations outside the United States include both manufacturing and sales. Our manufacturing subsidiaries are located in Germany, Malaysia, Thailand, Singapore and China. Our sales subsidiaries are in Europe and Asia Pacific.

The following is a summary of operations by entities within geographic areas for the three years ended December 27, 1998:


(Thousands)                                 1998          1997            1996
--------------------------------------------------------------------------------
Sales to external customers:
     United States                     $1,148,610    $1,024,718    $    917,174
     Germany                              265,429       219,255         142,339
     Other Europe                         464,760       464,105         393,444
     Asia Pacific                         663,342       648,297         500,062
                                     -------------------------------------------
                                       $2,542,141    $2,356,375    $  1,953,019
                                     ===========================================
Long-lived assets:
     United States                     $1,718,435    $1,705,084    $  1,613,286
     Germany                              333,851       102,810          12,586
     Other Europe                           3,927         3,735           4,492
     Asia Pacific                         212,255       179,060         157,038
                                     -------------------------------------------
                                       $2,268,468    $1,990,689    $  1,787,402
                                     ===========================================

Sales to external customers are based on the customers' billing location. Long-lived assets are those assets used in each geographic area.

We market and sell our products primarily to a broad base of customers comprised of distributors and Original Equipment Manufacturers (OEMs) of computation and communication equipment. One of our OEMs accounted for approximately 12 percent of 1998 net sales. One of our distributors accounted for approximately 12 percent and 13 percent of 1997 and 1996 net sales, respectively. No other distributor or OEM customer accounted for 10 percent or more of net sales in 1998, 1997 or 1996.

--------------------------------------------------------------------------------
NOTE 10. Stock-Based Benefit Plans

STOCK OPTION PLANS We have several stock option plans under which key employees have been granted incentive (ISOs) and nonqualified (NSOs) stock options to purchase our common stock. Generally, options are exercisable within four years from the date of grant and expire five to ten years after the date of grant. ISOs granted under the plans have exercise prices of not less than 100 percent of the fair market value of the common stock at the date of grant. Exercise prices of NSOs range from $0.01 to the fair market value of the common stock at the date of grant.

On September 10, 1998, the Compensation Committee of our Board of Directors approved a stock option repricing program pursuant to which our employees (excluding officers and vice presidents) could elect to cancel certain unexercised stock options in exchange for new stock options with an exercise price of $19.43, which was equal to 20 percent above the closing price of our common stock on the New York Stock Exchange on September 10, 1998. Approximately 2 million options were eligible for repricing, of which we repriced approximately 1.7 million. We extended the vesting schedules and expiration dates of repriced stock options by one year.

On July 10, 1996, the Compensation Committee of our Board of Directors approved a stock option repricing program pursuant to which our employees (excluding officers) could elect to cancel certain unexercised stock options in exchange for new stock options with an exercise price of $11.88, equal to the closing price of our common stock on the New York Stock Exchange on July 15, 1996. Approximately 6.1 million options were eligible for repricing, of which we repriced approximately 5.3 million. We extended the vesting schedules and expiration dates of repriced stock options by one year, and certain employees canceled stock options for four shares of common stock in exchange for repriced options for three shares of common stock.

The following is a summary of stock option activity and related information (the repriced options are shown as canceled and granted options in the year they were repriced):


                                                       1998                          1997                          1996
                                               -------------------------   --------------------------   ----------------------------
                                                            Weighted-                    Weighted-                    Weighted-
                                                             average                     average                       average
(Shares in thousands)                          Options    exercise price   Options    exercise price    Options     exercise price
------------------------------------------------------------------------------------------------------------------------------------
Options:
     Outstanding at beginning of year           17,780       $ 17.07        18,651        $12.17        16,329         $16.77
     Granted                                     6,555         19.84         3,392         34.33        11,245          12.96
     Canceled                                   (2,666)        31.17          (782)        16.05        (7,042)         26.64
     Exercised                                  (1,394)         8.38        (3,481)         8.03        (1,881)          4.07
                                               -------                      -------                     -------
     Outstanding at end of year                 20,275         16.71        17,780         17.07        18,651          12.17
                                               =======                      =======                     =======
Excercisable at end of year                      9,697         14.60         8,299         13.28         7,440           9.80
Available for grant at beginning of year           966                       3,845                         751
Available for grant at end of year               5,653                         966                       3,845
                                               --------------------------------------------------------------------------------


The following table summarizes information about options outstanding at December 27, 1998:

                                                    Options outstanding                           Options exercisable
                                          ----------------------------------------------     --------------------------------
                                                           Weighted-
                                                           average
(Shares in thousands)                         Number      remaining          Weighted-           Number      Weighted-
                                           outstanding   contractual          average          exercisable    average
Range of exercise prices                   at 12/27/98   life (years)     exercise price       at 12/27/98  exercise price
-----------------------------------------------------------------------------------------------------------------------------
$ 0.01-$11.88                                 6,228         5.74           $  9.52                4,703        $  9.47
 12.13- 14.88                                 5,268         6.68             14.16                3,189          14.11
 15.00- 23.38                                 5,553         9.33             18.84                  316          18.30
 24.06- 44.00                                 3,226         7.72             31.05                1,489          31.04
                                             -------                                              ------
$ 0.01-$44.00                                 20,275        7.28             16.71                9,697          14.60
                                             =======                                              ======

STOCK PURCHASE PLAN We have an employee stock purchase plan (ESPP) that allows participating U.S. employees to purchase, through payroll deductions, shares of our common stock at 85 percent of the fair market value at specified dates. At December 27, 1998, 427,361 common shares remained available for issuance under the plan. A summary of stock purchased under the plan is shown below:

(Thousands except employee participants)         1998             1997          1996
---------------------------------------------------------------------------------------
Aggregate purchase price                       $14,949          $14,470       $13,138
Shares purchased                                   952              673         1,035
Employee participants                            3,037            3,046         2,963
                                            -------------------------------------------

STOCK APPRECIATION RIGHTS We may grant stock appreciation rights (SARs) to key employees under the 1992 stock incentive plan. The number of SARs exercised plus common stock issued under the stock option plans may not exceed the number of shares authorized under the stock option plans. We may grant SARs in tandem with outstanding stock options, in tandem with future stock option grants or independently of any stock options. Generally, the terms of SARs granted under the plan are similar to those of options granted under the stock option plans, including exercise prices, exercise dates and expiration dates. To date, we have granted only limited SARs, which become exercisable in the event of certain changes in control of AMD.

Notes to Consolidated Financial Statements

RESTRICTED STOCK AWARDS We established the 1987 restricted stock award plan under which we were authorized to issue up to two million shares of common stock to employees, subject to terms and conditions determined at the discretion of the Board of Directors. We entered into agreements to issue 15,000 and 320,609 shares in 1997 and 1996, respectively. The 1987 plan expired in 1997. To date, we have canceled agreements covering 269,397 shares without issuance and we have issued 1,714,524 shares pursuant to prior agreements. At December 27, 1998, agreements covering 253,291 shares were outstanding. Outstanding awards vest under varying terms within five years.

In 1998, we adopted the 1998 stock incentive plan under which we are authorized to issue one million shares of common stock to employees who are not covered by
Section 16 of the Securities and Exchange Act of 1934, as amended (the Exchange
Act), subject to terms and conditions determined at the discretion of the Board of Directors. We did not enter into agreements to issue restricted stock during 1998 under this plan.

SHARES RESERVED FOR ISSUANCE As of December 27, 1998, we had a total of approximately 41,595,138 shares of common stock reserved for issuance related to our Convertible Subordinated Notes, the employee stock option plans, the ESPP and the restricted stock awards.

STOCK-BASED COMPENSATION As permitted under SFAS 123, we have elected to follow APB 25 and related Interpretations in accounting for stock-based awards to employees. Pro forma information regarding net income (loss) and net income
(loss) per share is required by SFAS 123 for awards granted after December 31, 1994, as if we had accounted for our stock-based awards to employees under the fair value method of SFAS 123. We estimated the fair value of our stock-based awards to employees using a Black-Scholes option pricing model. The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because our stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our stock-based awards to employees. The fair value of our stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:



                                                      Options                     ESPP
                                                ---------------------------------------------
                                                 1998    1997    1996    1998    1997    1996
---------------------------------------------------------------------------------------------
Expected life (years)                            3.33    3.35    3.16    0.25    0.25    0.25
Expected stock price volatility                 64.34%  54.69%  48.02%  76.09%  68.41%  47.81%
Risk-free interest rate                          5.42%   6.21%   6.44%   5.18%   5.37%   5.29%
                                                ---------------------------------------------

For pro forma purposes, the estimated fair value of our stock-based awards to employees is amortized over the options' vesting period (for options) and the three-month purchase period (for stock purchases under the ESPP). Our pro forma information follows:

(Thousands except per share amounts)                       1998       1997       1996
--------------------------------------------------------------------------------------
Net loss - as reported                                $(103,960)  $(21,090)  $(68,950)
Net loss - pro forma                                   (129,721)   (44,304)   (89,451)
Basic and diluted net loss per share - as reported        (0.72)     (0.15)     (0.51)
Basic and diluted net loss per share - pro forma          (0.90)     (0.32)     (0.66)
                                                      --------------------------------

Because SFAS 123 is applicable only to awards granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until approximately 1999. We granted a total of 4,342,824 stock-based awards during 1998 with exercise prices equal to the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these awards were $20.16 and $9.80, respectively. We granted a total of 2,060,591 stock-based awards during 1998 with exercise prices greater than the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these awards were $20.44 and $3.51, respectively. We granted a total of 150,990 stock-based awards during 1998 with exercise prices less than the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these awards were $3.36 and $17.88, respectively. We granted a total of 3,172,820 stock-based awards during 1997 with exercise prices equal to the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these awards were $36.11 and $16.07, respectively. We granted a total of 234,285 stock-based awards during 1997 with exercise prices less than the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these awards were $8.09 and $23.82, respectively. We granted a total of 10,332,224 options during 1996 with exercise prices equal to the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these options were $13.44 and $5.15, respectively. We granted a total of 912,994 options during 1996 with exercise prices less than the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these options were $7.49 and $12.14, respectively.

The weighted-average fair value of stock purchase rights during 1998, 1997 and 1996 was $6.21 per share, $8.42 per share and $4.07 per share, respectively.

Note 11. Other Employee Benefit Plans

Profit Sharing Program We have a profit sharing program to which the Board of Directors has authorized semiannual contributions. Profit sharing contributions were approximately $5 million in 1998 and $4 million in 1997. There were no profit sharing contributions in 1996.

Retirement Savings Plan We have a retirement savings plan, commonly known as a 401(k) plan, that allows participating United States employees to contribute from 1 percent to 15 percent of their pretax salary subject to I.R.S. limits. We make a matching contribution calculated at 50 cents on each dollar of the first 3 percent of participant contributions, to a maximum of 1.5 percent of eligible compensation. Our contributions to the 401(k) plan were approximately $5 million for each of the years 1998, 1997 and 1996.

Note 12. Commitments

We lease certain of our facilities under agreements which expire at various dates through 2018. We also lease certain of our manufacturing and office equipment for terms ranging from one to five years. Rent expense was approximately $54 million, $48 million and $40 million in 1998, 1997 and 1996, respectively.

For each of the next five years and beyond, noncancelable long-term operating lease obligations and commitments to purchase manufacturing supplies and services are as follows:

                 Operating    Purchase
(Thousands)        leases    commitments
----------------------------------------
1999              $ 45,409   $   38,251
2000                39,788       32,601
2001                30,005        7,660
2002                26,096        5,059
2003                25,308        5,059
Beyond 2003        230,933       19,934
                  ---------------------
                  $397,539   $  108,564
                  =====================

The operating lease of our corporate marketing, general and administrative facility expired in December 1998. At the end of the lease term, we were obligated to either purchase the facility or to arrange for its sale to a third party with a guarantee of residual value to the seller equal to the option purchase price. In December 1998, we arranged for the sale of the facility to a third party and leased it back under a new operating lease. We realized a gain of $34 million as a part of this transaction. We have deferred the gain and will amortize it over a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

period of 20 years, the life of the lease. The lease expires in December 2018. At the beginning of the fourth lease year and every three years thereafter, the annual rent will be adjusted by 200 percent of the cumulative increase in the consumer price index over the prior three-year period.

In addition to the purchase commitments above, we had commitments of approximately $205 million for the construction or acquisition of additional property, plant and equipment at December 27, 1998.

AMD Saxony has constructed and is installing equipment in Dresden Fab 30, a 900,000-square-foot submicron integrated circuit manufacturing and design facility. AMD, the Federal Republic of Germany, the State of Saxony and a consortium of banks are supporting the project. In March 1997, AMD Saxony entered into the Dresden Loan Agreements which provide for the funding of the construction and facilitization of Dresden Fab 30.

The funding consists of:
     . equity, subordinated loans and loan guarantees from AMD;
     . loans from a consortium of banks; and
     . grants, subsidies and loan guarantees from the Federal Republic of Germany and the State of Saxony.

The Dresden Loan Agreements, which were amended in February 1998 to reflect upgrades in wafer production technology as well as the decline in the deutsche mark relative to the U.S. dollar, require that we partially fund Dresden Fab 30 project costs in the form of subordinated loans to, or equity investments in, AMD Saxony. In accordance with the terms of the Dresden Loan Agreements, we have invested $270 million to date in the form of subordinated loans and equity in AMD Saxony, which includes $100 million in subordinated loans in 1998 ($60 million of which was paid after fiscal 1998 but before December 31, 1998). We are required to make additional subordinated loans to, or equity investments in, AMD Saxony totaling $170 million in 1999, $70 million of which must be funded through the sale of at least $200 million of our stock by June 30, 1999.

In addition to support from AMD, the consortium of banks referred to above has made available $989 million in loans (denominated in deutsche marks) to AMD Saxony to help fund Dresden Fab 30 project costs. AMD Saxony had $300 million of such loans outstanding at December 27, 1998.

Finally, the Federal Republic of Germany and the State of Saxony are supporting the Dresden Fab 30 project, in accordance with the Dresden Loan Agreements, in the form of:

     . guarantees of 65 percent of AMD Saxony bank debt up to a maximum amount of $989 million;
     . capital investment grants and allowances totaling $289 million; and . interest subsidies totaling $180 million.

Of these amounts (which are denominated in deutsche marks), AMD Saxony has received $275 million in capital investment grants and $8 million in interest subsidies as of December 27, 1998.

The Dresden Loan Agreements also require that we:

     . provide interim funding to AMD Saxony if either the remaining capital investment allowances or the remaining interest subsidies are delayed, which will be repaid to AMD as AMD Saxony receives the grants or subsidies from the State of Saxony;
     . fund shortfalls in government subsidies resulting from any default under the subsidy agreements caused by AMD Saxony or its affiliates;
     . guarantee a portion of AMD Saxony's obligations under the Dresden Loan
       Agreements up to a maximum of $130 million (denominated in deutsche marks) until Dresden Fab 30 has been completed;
     . fund certain contingent obligations including various obligations to fund project cost overruns, if any; and
     . make funds available to AMD Saxony, after completion of Dresden Fab 30, up to approximately $87 million (denominated in deutsche marks) if AMD Saxony does not meet its fixed charge coverage ratio covenant.

Because our obligations under the Dresden Loan Agreements are denominated in deutsche marks, the dollar amounts set forth herein are subject to change based on applicable conversion rates. At the end of the fourth quarter of 1998, the exchange rate was approximately 1.67 deutsche marks to 1 U.S. dollar (which we used to calculate our obligations denominated in deutsche marks).

In December 1995, we signed a five-year, comprehensive cross-license agreement with Intel. The cross-license is royalty-bearing for products that use certain Intel technologies. We are required to pay Intel minimum nonrefundable royalties through 2000.

A license agreement between AMD and the Lemelson Medical, Education & Research Foundation, Limited Partnership was successfully negotiated and signed in the first quarter of 1999, as a result of a previously filed complaint against Vantis, that protects AMD and Vantis from the case being refiled against them.

NOTE 13. INVESTMENT IN JOINT VENTURE

In 1993, we formed a joint venture, FASL, with Fujitsu Limited, for the development and manufacture of non-volatile memory devices. Through FASL, the two companies have constructed and are operating an advanced IC manufacturing facility in Aizu-Wakamatsu, Japan, to produce Flash memory devices. Our share of FASL is 49.992 percent and the investment is being accounted for under the equity method. Our share of FASL net income during 1998 was $12 million, net of income taxes of approximately $11 million. At December 27, 1998, the cumulative adjustment related to the translation of the FASL financial statements into U.S. dollars resulted in a decrease of approximately $25 million to the investment in FASL.

The following table presents the significant FASL related party transactions and balances:

Three Years Ended December 27, 1998 (Thousands)                                   1998       1997      1996
-----------------------------------------------------------------------------------------------------------
Royalty income                                                                $ 21,136   $ 19,322  $ 20,832
Purchases                                                                      211,640    242,161   233,656
                                                                              -----------------------------

December 27, 1998 and December 28, 1997 (Thousands)                              1998       1997
--------------------------------------------------------------------------------------------------
Royalty receivable                                                            $  6,027   $  5,614
Accounts payable                                                                39,424     40,002
                                                                              --------------------

Pursuant to a cross-equity provision between AMD and Fujitsu Limited, we purchased shares of Fujitsu Limited common stock and own approximately 0.5 million shares at December 27, 1998. Under the same provision, Fujitsu Limited has purchased 4 million shares of our common stock, and is required to purchase an additional 0.5 million shares during 1999, for a total investment not to exceed $100 million.

In the third quarter of 1997, FASL completed construction of the building for a second Flash memory device wafer fabrication facility, FASL II, at a site contiguous to the existing FASL facility in Aizu-Wakamatsu, Japan. Equipment installation is in progress and the facility is expected to cost approximately $1 billion when fully equipped. Capital expenditures for FASL II construction to date have been funded by cash generated from FASL operations and local borrowings by FASL. To the extent that FASL is unable to secure the necessary funds for FASL II, we may be required to contribute cash or guarantee third-party loans in proportion to our 49.992 percent interest in FASL. At December 27, 1998, we had loan guarantees of $81 million outstanding with respect to such loans.
The following is condensed financial data of FASL:

Three Years Ended December 27, 1998 (Thousands)               1998      1997      1996
--------------------------------------------------------------------------------------
Net sales                                                 $427,140  $423,251  $459,075
Gross profit                                                25,432   105,691   200,255
Operating income                                            20,758    94,863   185,825
Net income                                                  13,104    46,000   121,119
                                                          ----------------------------

December 27, 1998 and December 28, 1997 (Thousands)           1998      1997
----------------------------------------------------------------------------
Current assets                                            $118,140  $134,499
Non-current assets                                         640,040   627,965
Current liabilities                                        278,309   339,151
Non-current liabilities                                      1,774       662
                                                          ------------------

Our share of the above FASL net income differs from the equity in net income of joint venture reported on the consolidated statements of operations due to adjustments resulting from the related party relationship between FASL and AMD, which are reflected on our consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14. Contingencies

I. Litigation

A. McDaid v. Sanders, et al.; Kozlowski, et al. v. Sanders, et al. We entered into a Memorandum of Understanding during 1998, which settled this class action lawsuit against us and certain of our current and former officers and directors for $11.5 million. Our Board of Directors approved the settlement on April 30, 1998. The Federal Court approved the settlement on November 2, 1998 and dismissed the case.

B. AMD v. Altera Corporation. This litigation, which began in 1994, involves multiple claims and counterclaims for patent infringement relating to our and Altera Corporation's programmable logic devices. In a trial held in May 1996, a jury found that at least five of the eight AMD patents-in-suit were licensed to Altera. As a result of the bench trial held in August 1997, the Court held that Altera is licensed to the three remaining AMD patents-in-suit. Seven patents were asserted by Altera in its counterclaim against AMD. The court determined that we are licensed to five of the seven patents and two remain in suit. Altera filed a motion to recover attorneys' fees in November 1997. We then filed, and the Court granted, a motion to stay determination of the attorneys' fees motion until resolution of its appeal. We have filed an appeal of the rulings of the jury and Court determinations that Altera is licensed to each of our eight patents-in-suit. Both parties filed briefs and the Federal Court of Appeal heard oral argument on our appeal on November 3, 1998. Based upon information presently known to management, we do not believe that the ultimate resolution of this lawsuit will have a material adverse effect on our financial condition or results of operations.

C. Ellis Investment Co., Ltd v. AMD, et al. This class action complaint was filed against AMD and an individual officer of AMD on March 10, 1999. The complaint alleges that we made misleading statements about the design and production of the AMD-K6 microprocessor in violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. The plaintiff seeks to represent a class comprised of all persons who purchased our common stock during the period from November 12, 1998 through March 8, 1999. The complaint seeks unspecified damages, cost and fees. Following the filing of this complaint, several law firms published press releases announcing that they had filed, or intend to file, substantially similar class action complaints. As of March 12, 1999, we had not seen or been served with those complaints. Based upon information presently known to management, we do not believe that the ultimate resolution of these lawsuits will have a material adverse effect on our financial condition or results of operations.

II. Environmental Matters

Clean-Up Orders. Since 1981, we have discovered, investigated and begun remediation of three sites where releases from underground chemical tanks at our facilities in Santa Clara County, California adversely affected the ground water. The chemicals released into the ground water were commonly in use in the semiconductor industry in the wafer fabrication process prior to 1979. At least one of the released chemicals (which is no longer used by AMD) has been identified as a probable carcinogen.

In 1991, we received four Final Site Clean-up Requirements Orders from the California Regional Water Quality Control Board, San Francisco Bay Region, relating to the three sites. One of the orders named AMD as well as TRW Microwave, Inc. and Philips Semiconductors Corporation. In January 1999, we entered into a settlement with Philips, whereby Philips will assume costs allocated to AMD under this order, although we would be respon-sible for these costs in the event that Philips does not fulfill its obligations under the settlement agreement. Another of the orders named AMD as well as National Semiconductor Corporation.

The three sites in Santa Clara County are on the National Priorities List (Superfund). If we fail to satisfy federal compliance requirements or inadequately perform the compliance measures, the government (1) can bring an action to enforce compliance, or (2) can undertake the desired response actions itself and later bring an action to recover its costs, and penalties, which is up to three times the costs of clean-up activities, if appropriate. With regard to certain claims related to this matter, the statute of limitations has been tolled.

We have computed and recorded the estimated environmental liability in accordance with applicable accounting rules and have not recorded any potential insurance recoveries in determining the estimated costs of the clean-up. The amount of environmental charges to earnings has not been material during any of the last three fiscal years. We believe that the potential liability, if any, in excess of amounts already accrued with respect to the foregoing environmental matters, will not have a material adverse effect on our financial condition or results of operations.

We received a notice dated October 14, 1998 from the Environmental Protection Agency (EPA) indicating that the EPA has determined AMD to be a potentially responsible party that had arranged for disposal of hazardous substances at a site located in Santa Barbara County, California. We believe that this matter will not have a material adverse effect on our business.

III. Other Matters

We are a defendant or plaintiff in various other actions which arose in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our financial condition or results of operations.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Advanced Micro Devices, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Micro Devices, Inc. as of December 27, 1998 and December 28, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 27, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advanced Micro Devices, Inc. at December 27, 1998 and December 28, 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 27, 1998, in conformity with generally accepted accounting principles.


                                                       /s/ Ernst & Young LLP

                                  San Jose, California
                                  January 12, 1999
                                      except for the third paragraph of Note 14, as to which the date is March 12, 1999

Supplementary Financial Data

1998 and 1997 by Quarter (Unaudited)
(Thousands except per share     Dec. 27,     Sept. 27,      June 28,    Mar. 29,     Dec. 28,     Sept. 28,     June 29,   Mar. 30,
and market price amounts)         1998         1998           1998        1998         1997          1997          1997       1997
------------------------------------------------------------------------------------------------------------------------------------
NET SALES                    $  788,820    $  685,927    $  526,538   $  540,856   $  613,171    $  596,644     $594,561   $551,999
Expenses:
     Cost of sales              481,987       422,985       390,140      423,591      428,856       428,240      372,266    349,076
     Research and
      development               156,459       143,665       139,158      128,120      127,031       125,917      110,021    104,908
     Marketing, general and
     administrative             120,498       109,768       101,198       88,214      102,296       100,915      102,983     94,519
                             ------------------------------------------------------------------------------------------------------
                                758,944       676,418       630,496      639,925      658,183       655,072      585,270    548,503
                             ------------------------------------------------------------------------------------------------------
Operating income (loss)          29,876         9,509      (103,958)     (99,069)     (45,012)      (58,428)       9,291      3,496
Litigation settlement                 -             -             -      (11,500)           -             -            -          -
Interest income and other,
 net                             10,037        10,071         8,518        5,581        6,525         5,532        9,718     13,322
Interest expense                (15,177)      (21,182)      (17,663)     (12,472)     (11,757)      (14,151)      (9,958)    (9,410)

                             ------------------------------------------------------------------------------------------------------
Income (loss) before income
     taxes and equity in
     joint venture               24,736        (1,602)     (113,103)    (117,460)     (50,244)      (67,047)       9,051      7,408
Provision (benefit) for
     income taxes                  (136)         (635)      (44,110)     (46,997)     (29,861)      (30,072)       2,630      2,148
                             ------------------------------------------------------------------------------------------------------
Income (loss) before equity
     in joint venture            24,872          (967)      (68,993)     (70,463)     (20,383)      (36,975)       6,421      5,260
Equity in net income (loss)
     of joint venture            (2,551)        1,973         4,433        7,736        8,049         5,300        3,547      7,691
                             ------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)            $   22,321    $    1,006    $  (64,560)  $  (62,727)  $  (12,334)   $  (31,675)    $  9,968   $ 12,951
                             ======================================================================================================
NET INCOME (LOSS) PER SHARe
     Basic                   $     0.15    $     0.01    $    (0.45)  $    (0.44)  $    (0.09)   $    (0.22)    $   0.07   $   0.09
                             ======================================================================================================
     Diluted                 $     0.15    $     0.01    $    (0.45)  $    (0.44)  $    (0.09)   $    (0.22)    $   0.07   $   0.09
                             ======================================================================================================
Shares used in per share
     calculation
     Basic                      144,926       143,915       143,462      142,503      141,889       141,055      140,255    138,616
                             ======================================================================================================
     Diluted                    149,949       146,642       143,462      142,503      141,889       141,055      147,919    146,758
                             ======================================================================================================
Common stock market
     price range
     High                    $    32.00    $    20.94    $    30.50   $    25.13   $    32.75    $    42.50     $  45.00   $  47.38
     Low                     $    14.00    $    13.00    $    16.88   $    17.13   $    17.56    $    31.25     $  35.50   $  25.75
                             ------------------------------------------------------------------------------------------------------

FINANCIAL SUMMARY

Five Years Ended December 28, 1998
(Thousands except per share amounts)         1998                 1997            1996            1995            1994
-----------------------------------------------------------------------------------------------------------------------
NET SALES                                   $2,542,141         $2,356,375     $1,953,019       $2,468,379    $2,155,453
Expenses:
     Cost of sales                           1,718,703          1,578,438      1,440,828        1,417,007     1,013,589
     Research and development                  567,402            467,877        400,703          416,521       295,326
     Marketing, general and
      administrative                           419,678            400,713        364,798          412,651       377,503
                                            ---------------------------------------------------------------------------
                                             2,705,783          2,447,028      2,206,329        2,246,179     1,686,418
                                            ---------------------------------------------------------------------------
Operating income (loss)                       (163,642)           (90,653)      (253,310)         222,200       469,035
Litigation settlement                          (11,500)                 -              -                -       (58,000)
Interest income and other, net                  34,207             35,097         59,391           32,465        17,134
Interest expense                               (66,494)           (45,276)       (14,837)          (3,059)       (4,410)
                                            ---------------------------------------------------------------------------
Income (loss) before income taxes and
     equity in joint venture                  (207,429)          (100,832)      (208,756)         251,606       423,759
Provision (benefit) for income taxes           (91,878)           (55,155)       (85,008)          70,206       142,232
                                            ---------------------------------------------------------------------------
Income (loss) before equity in joint
 venture                                      (115,551)           (45,677)      (123,748)         181,400       281,527
Equity in net income (loss) of joint
 venture                                        11,591             24,587         54,798           34,926       (10,585)
                                            ---------------------------------------------------------------------------
NET INCOME (LOSS)                             (103,960)           (21,090)       (68,950)         216,326       270,942
Preferred stock dividends                            -                  -              -               10        10,350
                                            ---------------------------------------------------------------------------
NET INCOME (LOSS)
     APPLICABLE TO COMMON STOCKHOLDERS      $ (103,960)        $  (21,090)    $  (68,950)      $  216,316    $  260,592
                                            ===========================================================================
NET INCOME (LOSS)
     PER COMMON SHARE
     Basic                                  $    (0.72)        $    (0.15)    $    (0.51)      $     1.69    $     2.22
                                            ===========================================================================
     Diluted                                $    (0.72)        $    (0.15)    $    (0.51)      $     1.57    $     2.03
                                            ===========================================================================
Shares used in per share
 calculation
     Basic                                     143,668            140,453        135,126          127,680       117,597
                                            ===========================================================================
     Diluted                                   143,668            140,453        135,126          137,698       133,674
                                            ===========================================================================
Long-term debt, capital
 lease obligations and other,
  less current portion                      $1,372,416         $  662,689     $  444,830       $  214,965      $ 75,752
Total assets                                $4,252,968         $3,515,271     $3,145,283       $3,078,467    $2,525,721
                                            ---------------------------------------------------------------------------

AMD's common stock (symbol AMD) is listed on the New York Stock Exchange. The company has never paid cash dividends on common stock and is restricted from doing so. Refer to the notes to consolidated financial statements. The number of stockholders of record at January 29, 1999 was 9,734.

AMD, the AMD logo, and combinations thereof, Advanced Micro Devices, Vantis, NexGen, K86, AMD-K6, AMD-K6-II, AMD-K6-3, AMD-K7, 3DNow!, PCnet, Nx586 and Nx686 are either trademarks or registered trademarks of Advanced Micro Devices, Inc. Microsoft and Windows are either registered trademarks or trademarks of Microsoft Corporation. Pentium is a registered trademark and Celeron is a trademark of Intel Corporation. Other terms used to identify companies and products may be trademarks of their respective owners.

CORPORATE DIRECTORY

DIRECTORS

W.J. Sanders III
Chairman of the Board and
Chief Executive Officer, AMD

Dr. Friedrich Baur
President and Managing Partner,
MST Beteiligungs und
Unternehmensberatungs GmbH

Charles M. Blalack
Chairman of the Board and
Chief Executive Officer
of Blalack and Company,
Investment Advisors

Dr. R. Gene Brown
Private Investor and Financial
and Management Consultant

Richard Previte
President and Co-Chief Operating
Officer and Member of the
Office of the CEO, AMD

S. Atiq Raza
Co-Chief Operating Officer and
Chief Technical Officer and Member
of the Office of the CEO, AMD

Joe L. Roby
President and Chief Executive Officer,
Donaldson, Lufkin & Jenrette, Inc.

Dr. Leonard M. Silverman
Dean, School of Engineering,
University of Southern California

CORPORATE OFFICERS

W.J. Sanders III
Chief Executive Officer and
Chairman of the Board

Richard Previte
President and
Co-Chief Operating Officer

S. Atiq Raza
Co-Chief Operating Officer and
Chief Technical Officer

Gene Conner
Executive Vice President,
Strategic Relations

Fran Barton
Sr. Vice President,
Chief Financial Officer

Robert R. Herb
Sr. Vice President,
Co-Chief Marketing Executive

Thomas M. McCoy
Sr. Vice President, General
Counsel and Secretary

William Siegle
Sr. Vice President,
Technology Development and
Wafer Fabrication Operations;
Chief Scientist

Stan Winvick
Sr. Vice President,
Human Resources

Stephen Zelencik
Sr. Vice President,
Co-Chief Marketing Executive

GROUP VICE PRESIDENTS

Donald M. Brettner
Group Vice President,
Manufacturing Services Group

Tom Eby
Group Vice President,
Communications Group

Gary O. Heerssen
Group Vice President,
Wafer Fabrication Group

Larry Hollatz
Group Vice President,
Computation Products Group

Walid Maghribi
Group Vice President, Memory Group

Daryl Ostrander
Group Vice President,
Wafer Fabrication Technology Implementation

VICE PRESIDENTS

Benjamin M. Anixter
Vice President, External Affairs

James Ashby
Vice President, Controller

Gary Ashcraft
Vice President and General Manager,
Communication Products Division

Kathryn Brandt
Vice President,
Worldwide Headquarter Sales

Randy Burdick
Vice President,
Chief Information Officer

James Doran
Vice President, Fab 25
and Submicron Development
Center Operations

Gino Giannotti
Vice President, Business Marketing,
Computation Products Group

Richard Heye
Vice President and General Manager,
Texas Microprocessor Division

Mike Johnson
Vice President, Advanced
Research and Development

Dana Krelle
Vice President, Strategic Marketing,
Computation Products Group

Gerald A. Lynch
Vice President, Sales and Marketing,
Asia Pacific - Japan

Robert McConnell
Vice President and General Manager,
Embedded Products Division and
CAD Technology Systems

Amir Mashkoori
Vice President, Operations,
Memory Group

Giuliano Meroni
Vice President, Sales and Marketing, Europe

Laila Razouk
Vice President and General Manager,
Network Products Division

Jack Saltich
Vice President and General Manager,
AMD Saxony Manufacturing GmbH

Craig Sander
Vice President, Technology Development

Dave Sheffler
Vice President, Sales, Americas

Danne Smith
Vice President, Corporate Quality

Michael Van Buskirk
Vice President, Design Engineering,
Non-Volatile Memory Products Division

Jerry Vogel
Vice President and General Manager,
California Microprocessor Division

Michael Woollems
Vice President, Tax and Treasury