Form 10-K405, Exhibit 13
period 1999-12-26
ADVANCED MICRO DEVICES INC
filed 2000-03-21
CIK 2488

                                                                      EXHIBIT 13
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations that are forward-looking are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially. The forward-looking statements relate to, among other things, operating results; anticipated cash flows; capital expenditures; adequacy of resources to fund operations and capital investments; our ability to transition to new process technologies; our ability to produce AMD Athlon microprocessors in the volume required by customers on a timely basis; our ability, and the ability of third parties, to provide timely infrastructure solutions (motherboards and chipsets) to support AMD Athlon microprocessors; our ability to increase customer and market acceptance of AMD Athlon microprocessors; our ability to maintain average selling prices for AMD Athlon microprocessors; our ability to increase manufacturing capacity to meet the demand for Flash memory products; the effect of foreign currency hedging transactions; our new submicron integrated circuit manufacturing and design facility in Dresden, Germany (Dresden Fab 30); and the Fujitsu AMD Semiconductor Limited (FASL) manufacturing facilities. See "Financial Condition" and "Risk Factors" below, as well as such other risks and uncertainties as are detailed in our Securities and Exchange Commission reports and filings for a discussion of the factors that could cause actual results to differ materially from the forward-looking statements.

     The following discussion should be read in conjunction with the consolidated financial statements and related notes as of December 26, 1999 and December 27, 1998 and for each of the three years in the period ended December 26, 1999.

RESULTS OF OPERATIONS

In 1997, 1998 and 1999, we participated in all three technology areas within the digital integrated circuit (IC) market--microprocessors, memory circuits and logic circuits--through (1) our AMD segment, which consists of our three product groups--our Computation Products Group (CPG), our Memory Group and our Communications Group and (2) our Vantis segment, up until June 15, 1999, which consisted of our programmable logic subsidiary, Vantis Corporation (Vantis). CPG products include microprocessors, core logic products and embedded processors. Memory Group products include Flash memory devices and Erasable Programmable Read-Only Memory (EPROM) devices. Communications Group products include telecommunication products and networking products. Vantis products consisted of complex and simple, high-performance complementary metal oxide semiconductor
(CMOS) programmable logic devices (PLDs).

     On June 15, 1999, we completed the sale of Vantis to Lattice Semiconductor Corporation. After the Vantis sale, we provided foundry and administrative services to Vantis during 1999.

     The following is a summary of the net sales of the AMD and Vantis segments for 1999, 1998 and 1997:


(Millions)                                     1999      1998      1997
--------------------------------------------------------------------------------
AMD segment:
     CPG                                      $1,657    $1,484    $  938
     Memory Group                                773       561       724
     Communications Group                        298       292       451
     Lattice service fees                         43        --        --
--------------------------------------------------------------------------------
                                               2,771     2,337     2,113
Vantis segment                                    87       205       243
--------------------------------------------------------------------------------
     Total                                    $2,858    $2,542    $2,356
================================================================================

Net Sales Comparison of Years Ended December 26, 1999 and December 27, 1998

Total net sales increased by $315 million, or 12 percent, to $2,858 million in 1999 from $2,542 million in 1998. Excluding sales from the Vantis segment and Lattice service fees, net sales for 1999 increased by 17 percent compared to 1998.

     CPG net sales of $1,657 million increased by 12 percent in 1999 compared to 1998. This increase was primarily due to the introduction of AMD Athlon microprocessors, which are our seventh-generation Microsoft(R) Windows(R) compatible microprocessors, at the end of the second quarter of 1999, and was partially offset by a decrease in net sales of AMD-K6 microprocessors. Although unit sales volumes of AMD-K6 microprocessors increased, net sales decreased due to declines in average selling prices which were caused by aggressive Intel pricing, including marketing rebates and product bundling of microprocessors, motherboards, chipsets and combinations thereof. Overall CPG sales growth in 2000 is dependent upon a successful production ramp to 0.18-micron process technology and copper interconnect technology, availability of chipsets and motherboards from third-party suppliers and increasing market acceptance of AMD Athlon microprocessors, as to which we cannot give any assurance.

     Memory Group net sales of $773 million increased by 38 percent in 1999 compared to 1998 primarily as a result of strong growth in demand for Flash memory devices, which was slightly offset by a decline in net sales of EPROMs. Demand for Flash memory devices remained strong. However, our ability to achieve further growth will depend upon our ability to increase our Flash memory manufacturing capacity, as to which we cannot give any assurance.

     Communications Group net sales of $298 million were relatively flat between 1999 and 1998. Increases in net sales from our new Ethernet controllers and physical layer circuits, as well as increases in net sales of linecard circuits, were offset by a weakness in the mature network products. In October 1999, we announced our intention to sell certain assets of the Communications Group.

     Through June 15, 1999, Vantis products contributed $87 million to our 1999 net sales. On June 15, 1999, we sold Vantis to Lattice Semiconductor Corporation for approximately $500 million in cash. As a result, there were no sales from Vantis in the third and fourth quarters of 1999. As part of the sale of Vantis, we negotiated various service contracts with Lattice to continue to provide, among other things, wafer fabrication and assembly, test, mark and pack services to Vantis. Pursuant to these contracts, we received service fees of $43 million from Lattice during 1999. We expect the wafer fabrication and assembly, test, mark and pack service contracts to continue until September 2003.

Net Sales Comparison of Years Ended December 27, 1998 and December 28, 1997

Total net sales increased by $186 million, or eight percent, to $2,542 million in 1998 from $2,356 million in 1997.

     CPG net sales of $1,484 million increased by 58 percent in 1998 compared to 1997. This increase was primarily due to increased sales of microprocessors at a higher speed grade mix and higher average selling prices.

     Memory Group net sales of $561 million decreased by 23 percent in 1998 compared to 1997 primarily due to a significant decline in the average selling price of Flash memory devices. This decrease was partially offset by an increase in unit sales of Flash memory devices. Oversupply in the Flash market, combined with an increase in competition, caused downward pressure on the average selling price of Flash memory devices in 1998. In addition, average selling prices and unit sales of EPROMs declined.

     Communications Group net sales of $292 million decreased by 35 percent in 1998 compared to 1997 primarily due to a significant decrease in unit sales of nearly all products. Our offerings of network products, which represented approximately one-half of the decline in Communications Group net sales, did not keep pace with the market shift towards higher performance products. Our sales of telecommunication products were particularly impacted by the general economic downturn in Asia.

     Vantis net sales decreased 16 percent to $205 million from the prior year due to a decrease in unit shipments and lower average selling prices of low-density or simple PLD (SPLD) products. The total available market for SPLD products decreased as older SPLD products were replaced by complex PLD (CPLD) and field programmable gate array (FPGA) products in new designs.

Comparison of Expenses, Gross Margin Percentage and Interest Income and Other,
Net

The following is a summary of expenses, gross margin percentage and interest income and other, net for 1999, 1998 and 1997:


(Millions except for gross margin percentage)      1999     1998     1997
--------------------------------------------------------------------------------
Cost of sales                                    $1,964   $1,719   $1,578
Gross margin percentage                              31%      32%      33%
Research and development                         $  636   $  567   $  468
Marketing, general and administrative               540      420      401
Restructuring and other special charges              38       --       --
Gain on sale of Vantis                              432       --       --
Litigation settlement                                --       12       --
Interest income and other, net                       32       34       35
Interest expense                                     69       66       45
--------------------------------------------------------------------------------

We operate in an industry characterized by high fixed costs due to capital-intensive manufacturing processes, particularly the state-of-the-art production facilities required for microprocessors. As a result, our gross margin percentage is significantly affected by fluctuations in product sales. Gross margin percentage growth depends on continually increasing sales from microprocessors and other products because fixed costs continue to rise due to the ongoing capital investments required to expand production capacity and capability.

     Gross margin percentage decreased to 31 percent in 1999 compared to 32 percent in 1998. The decrease in gross margin percentage was primarily caused by lower average selling prices of AMD K-6 microprocessors combined with higher fixed costs. Fixed costs will continue to increase as we introduce equipment for 0.18-micron process technology capacity and facilitize Fab 25, our IC manufacturing facility in Austin, Texas. As described below, Dresden Fab 30 will also contribute to a significant increase in cost of sales when it begins producing units for sale, which we anticipate to be no earlier than the second quarter of 2000. Accordingly, absent significant increases in sales, particularly with respect to microprocessors, we will continue to experience pressure on our gross margin percentage.

     Gross margin percentage decreased to 32 percent in 1998 compared to 33 percent in 1997. The lower gross margin percentage was primarily caused by a decline in net sales of non-microprocessor products. In addition, our fixed costs associated with our microprocessor products increased. During 1998, we continued to invest in the transition from 0.35-micron to 0.25-micron process technology and in the facilitization of Fab 25.

     Research and development expenses of $636 million in 1999 increased 12 percent compared to 1998 due to a full year of expenses associated with the Motorola alliance, which is described below, increases in spending for facilitization and pre-production process development in Dresden Fab 30 and research and development activities for the AMD Athlon microprocessor. These additional costs were partially offset in 1999 by savings in our Submicron Development Center (SDC) as a result of restructuring activities, savings related to the absence of Vantis expenses in the second half of 1999 and the recognition of deferred credits on foreign capital grants and interest subsidies that were received for Dresden Fab 30. These credits of approximately $12 million per quarter (denominated in deutsche marks) will continue to be offset against Dresden Fab 30 expenses in future quarters until June 2007. Beginning no earlier than the second quarter of 2000, we expect Dresden Fab 30 to begin producing units for sale. At that time, a significant portion of Dresden Fab 30 expenses, including the deferred credits referred to above, will shift from research and development expense to cost of sales.

     Research and development expenses of $567 million in 1998 increased 21 percent compared to 1997 due to an increase in spending in Dresden Fab 30 for facilitization and pre-production process development, and in Fab 25 for new product and process development.

     In 1998, we entered into an alliance with Motorola for the development of Flash memory and logic technology. Costs related to the alliance are included in research and development expenses. The alliance includes a seven-year technology development and license agreement, which was amended on January 21, 2000 to include certain additional technology, and a patent cross-license agreement. The agreements provide that we will co-develop with Motorola future generation logic process and embedded Flash technologies. In addition, we will receive certain licenses to Motorola's semiconductor logic process technologies, including copper interconnect technology, which may be subject to variable royalty rates. In exchange, we will develop and license to Motorola a Flash module design to be used in Motorola's future embedded Flash products. Motorola will have additional rights, subject to certain conditions, to make stand-alone Flash devices, and to make and sell certain data networking devices. The rights to data networking devices may be subject to variable royalty payment provisions.

     Marketing, general and administrative expenses of $540 million in 1999 increased 29 percent compared to 1998 primarily as a result of marketing and promotional activities for our launch of the AMD Athlon microprocessor, increased costs and related depreciation expense associated with new information systems and software put into production in 1999 and higher labor costs. These increases were partially offset by savings related to the absence of Vantis expenses in the third and fourth quarters of 1999.

     Marketing, general and administrative expenses of $420 million in 1998 increased five percent compared to 1997 primarily due to depreciation expense and labor costs associated with the installation of new order management and accounts receivable systems and related software upgrades.

     In the first quarter of 1999, we initiated a review of our cost structure. Based upon this review, we recorded restructuring and other special charges of $38 million in 1999 as a result of certain of our actions to better align our cost structure with expected revenue growth rates.

     The $38 million in restructuring and other special charges consisted of the following:

 .    $25 million for the closure of a submicron development laboratory facility in the SDC, the write-off of certain equipment in the SDC and the write-off of equipment taken out of service in Fab 25 related to the 0.35-micron wafer fabrication process;

 .    $6 million for the write-off of capitalized costs related to discontinued
system projects;

 .    $3 million for the disposal of equipment taken out of service in the SDC;

 .    $3 million for severance and employee benefits for 178 terminated employees in the Information Technology department, the SDC and certain sales offices; and

 .    $1 million for costs of leases for vacated and unused sales offices.

     As of December 26, 1999, the total cash outlay for restructuring and other special charges was approximately $5 million. We anticipate that accruals of $1 million for sales office facilities will be utilized over the period through lease terminations in the second quarter of 2002. Accruals of $2 million for the disconnection and removal costs for equipment that has been taken out of service will be fully discharged by the end of the first quarter of 2000. The payments of the accruals are expected to be funded by cash from operations.

     The remaining $30 million of restructuring and other special charges consisted of non-cash charges primarily for asset write-offs. As a result of the restructuring and other special charges, we expect to save a total of $30 million in depreciation expense over the next three to five years.

     On June 15, 1999, we completed the sale of Vantis to Lattice Semiconductor Corporation for approximately $500 million in cash. The actual cash received was net of Vantis' cash and cash equivalent balance of approximately $46 million as of the closing of the sale. Our pretax gain on the sale of Vantis was $432 million. The gain was computed based on Vantis' net assets as of June 15, 1999 and other direct expenses related to the sale. The applicable tax rate on the gain was 40 percent, resulting in an after-tax gain of $259 million.

     A litigation settlement of approximately $12 million was recorded in the first quarter of 1998 for the settlement of a class action securities lawsuit against us and certain of our current and former officers and directors. We paid the settlement during the third quarter of 1998.

     Interest income and other, net of $32 million in 1999 decreased seven percent compared to 1998 primarily as a result of lower interest income from lower invested cash balances during 1999. Interest expense of $69 million in 1999 increased four percent compared to 1998 due to a full year of interest expense in 1999 on the $517.5 million of Convertible Subordinated Notes sold in May 1998 (the Convertible Subordinated Notes). This increase was partially offset by lower interest expense on the $250 million secured term loan received under the 1996 syndicated bank loan agreement (the Credit Agreement), which was paid in full in July 1999, as well as higher capitalized interest related to the facilitization of Fab 25 and Dresden Fab 30.

     Interest expense of $66 million in 1998 increased 47 percent compared to 1997 due to the increase in debt balances, including the Convertible Subordinated Notes. There was no significant change in interest income and other, net in 1998 compared to 1997.

Income Tax

We recorded an income tax provision of $167 million in 1999, and tax benefits of $92 million in 1998 and $55 million in 1997. Excluding the gain on the sale of Vantis and restructuring charges, the effective tax rate for the year ended December 26, 1999 was zero. The effective tax benefit rate was approximately 44 percent for 1998 and 55 percent for 1997. No tax benefits were recorded for the operating losses incurred during 1999 because the deferred tax assets arising from such losses were offset by a valuation allowance. The tax benefit rates in 1998 and 1997 were greater than the federal statutory rate due to fixed tax benefits that increase the benefit rate in a loss year.

     We had net deferred tax liabilities of $5 million as of December 26, 1999 representing certain foreign deferred taxes.

Other Items

International sales as a percent of net sales were 60 percent in 1999, 55 percent in 1998 and 57 percent in 1997. During 1999, approximately eight percent of our net sales were denominated in foreign currencies. We do not have sales denominated in local currencies in those countries which have highly inflationary economies (as defined by generally accepted accounting principles). The impact on our operating results from changes in foreign currency rates individually and in the aggregate has not been material.

Comparison of Segment Income (Loss)

In the first half of 1999 and in 1998 and 1997, we operated in two segments: (1) the AMD segment and (2) the Vantis segment. For a comparison of segment net sales, refer to the previous discussions on net sales by product group.

     The following is a summary of operating income (loss) by segment for 1999, 1998 and 1997:

(Millions)                               1999      1998      1997
--------------------------------------------------------------------------------

AMD segment                            $(327)    $(185)    $(127)
Vantis segment                             6        22        37
--------------------------------------------------------------------------------
  Total                                $(321)    $(163)    $ (90)
--------------------------------------------------------------------------------

The AMD segment's operating loss increased by $142 million in 1999 compared to 1998 primarily due to an increase in fixed costs associated with the continued facilitization of Fab 25 and research and development costs related to Dresden Fab 30, the Motorola alliance and the AMD Athlon microprocessor. We also incurred $38 million in restructuring and other special charges in 1999. The increases in costs were partially offset by higher net sales in CPG and the Memory Group.

     The Vantis segment's operating income decreased in 1999 compared to 1998 due primarily to the sale of Vantis on June 15, 1999, resulting in sales activity for 24 weeks in 1999. In addition to the shorter period for sales activity in 1999, Vantis net sales for the first half of 1999 were also lower compared to the first half of 1998 due to lower sales of SPLD products which were partially offset by higher sales of CPLD products.

FINANCIAL CONDITION

Cash flow from operating activities was $260 million in 1999 compared to $142 million in 1998 and $399 million in 1997. Net operating cash flows in 1999 increased $118 million over 1998 primarily due to a decrease in net loss of $15 million and an increase in the net change in operating assets and liabilities of $245 million, which was mainly due to higher payables and accrued liabilities. The increase in net operating cash flows was partially offset by a decrease in net non-cash adjustments to net loss of $142 million. This offset was primarily due to the gain on the sale of Vantis which was partially offset by a larger decrease in deferred income tax assets in 1999 compared to 1998.

     Investing activities consumed $142 million in cash during 1999 compared to $977 million in 1998 and $633 million in 1997. Cash used in investing activities decreased in 1999 compared to 1998 primarily due to an offset from proceeds from the sale of Vantis, as well as lower capital expenditures.

     Our financing activities used cash of $174 million in 1999 compared to providing cash of $950 million in 1998 and $309 million in 1997. In 1999, we used cash primarily for payments on debt and capital lease obligations, including repayment of the secured term loan under the Credit Agreement. Our 1998 sources of cash included proceeds from the Convertible Subordinated Notes, borrowings from Dresdner Bank AG and capital investment grants and interest subsidies from the Federal Republic of Germany and the State of Saxony. Financing activities for all years presented include proceeds from the issuance of common stock under employee stock plans.

     The Credit Agreement provided for a $150 million three-year secured revolving line of credit and a $250 million four-year secured term loan. On June 25, 1999, we terminated the secured revolving line of credit. On July 13, 1999, we replaced the Credit Agreement with a new Loan and Security Agreement (the Loan Agreement) with a consortium of banks led by Bank of America. On July 30, 1999, we repaid the outstanding principal balance of $86 million on the secured term loan and terminated the Credit Agreement. Under the Loan Agreement, which provides for a four-year secured revolving line of credit of up to $200 million, we can borrow, subject to amounts which may be set aside by the lenders, up to 85 percent of our eligible accounts receivable from Original Equipment Manufacturers (OEMs) and 50 percent of our eligible accounts receivable from distributors. We must comply with certain financial covenants if the level of domestic cash we hold declines to certain levels, or the amount of borrowings under the Loan Agreement rises to certain levels. Our obligations under the Loan Agreement are secured by a pledge of most of our accounts receivable, inventory, general intangibles and the related proceeds. As of December 26, 1999, we had not borrowed any funds under the Loan Agreement. In addition, we had available unsecured, uncommitted bank lines of credit in the amount of $71 million.

     We currently plan to make additional capital investments of approximately $800 million in 2000, although actual expenditures may vary. These investments include those relating to the continued facilitization of Dresden Fab 30 and Fab 25.

     AMD Saxony, an indirect wholly owned German subsidiary of AMD, has constructed and is installing equipment in Dresden Fab 30, a 900,000-square-foot submicron integrated circuit manufacturing and design facility located in Dresden, in the State of Saxony, Germany. AMD, the Federal Republic of Germany, the State of Saxony and a consortium of banks are supporting the project. We currently estimate that construction and facilitization costs of Dresden Fab 30 will be $1.9 billion (denominated in deutsche marks) when the facility is fully equipped. In March 1997, AMD Saxony entered into a loan agreement and other related agreements (the Dresden Loan Agreements) with a consortium of banks led by Dresdner Bank AG. The Dresden Loan Agreements provide for the funding of the construction and facilitization of Dresden Fab 30. The funding consists of:

 .    equity, subordinated loans and loan guarantees from AMD;

 .    loans from a consortium of banks; and

 .    grants, subsidies and loan guarantees from the Federal Republic of Germany and the State of Saxony.

     The Dresden Loan Agreements, which were amended in February 1998 to reflect upgrades in wafer production technology as well as the decline in the deutsche mark relative to the U.S. dollar, require that we partially fund Dresden Fab 30 project costs in the form of subordinated loans to, or equity investments in, AMD Saxony. In accordance with the terms of the Dresden Loan Agreements, we have invested $421 million as of December 26, 1999 in the form of subordinated loans and equity in AMD Saxony (denominated in both deutsche marks and U.S. dollars).

     The Dresden Loan Agreements were amended again in June 1999 to remove a requirement that we sell at least $200 million of our stock by June 30, 1999 in order to fund a $70 million loan to AMD Saxony. In lieu of the stock offering, we funded the $70 million loan to AMD Saxony with proceeds from the sale of Vantis.

     In addition to support from AMD, the consortium of banks referred to above has made available $850 million in loans (denominated in deutsche marks) to AMD Saxony to help fund Dresden Fab 30 project costs. AMD Saxony had $270 million of such loans outstanding as of December 26, 1999.

     Finally, the Federal Republic of Germany and the State of Saxony are supporting the Dresden Fab 30 project, in accordance with the Dresden Loan Agreements, in the form of:

 .    guarantees of 65 percent of AMD Saxony bank debt up to a maximum amount of
$850 million;

 .    capital investment grants and allowances totaling $287 million; and

 .    interest subsidies totaling $156 million.

     Of these amounts (which are all denominated in deutsche marks), AMD Saxony has received $275 million in capital investment grants and $23 million in interest subsidies as of December 26, 1999. The grants and subsidies are subject to conditions, including meeting specified levels of employment in December 2001 and maintaining those levels until June 2007. Non-compliance with the conditions of the grants and subsidies could result in the forfeiture of all or a portion of the future amounts to be received, as well as the repayment of all or a portion of amounts, received to date. As of December 26, 1999, we were in compliance with all of the conditions of the grants and subsidies.

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

 .    guarantee a portion of AMD Saxony's obligations under the Dresden Loan
Agreements up to a maximum of $112 million (denominated in deutsche marks) until Dresden Fab 30 has been completed;

 .    fund certain contingent obligations, including obligations to fund project cost overruns, if any; and

 .    make funds available to AMD Saxony, after completion of Dresden Fab 30, up to approximately $75 million (denominated in deutsche marks) if AMD Saxony does not meet its fixed charge coverage ratio covenant.

     Because the amounts under the Dresden Loan Agreements are denominated in deutsche marks, the dollar amounts set forth herein are subject to change based on applicable conversion rates. At the end of 1999, the exchange rate was approximately 1.94 deutsche marks to 1 U.S. dollar (which we used to calculate the amounts denominated in deutsche marks).

     The definition of defaults under the Dresden Loan Agreements includes the failure of AMD, AMD Saxony or AMD Holding, the parent company of AMD Saxony and the wholly owned subsidiary of AMD, to comply with obligations in connection with the Dresden Loan Agreements, including:

 .    material variances from the approved schedule and budget;

 .    our failure to fund equity contributions or shareholder loans or otherwise comply with our obligations relating to the Dresden Loan Agreements;

 .    the sale of shares in AMD Saxony or AMD Holding;

 .    the failure to pay material obligations;

 .    the occurrence of a material adverse change or filings of proceedings in bankruptcy or insolvency with respect to us, AMD Saxony or AMD Holding; and

 .    the occurrence of default under the indenture pursuant to which the 11 percent Senior Secured Notes due 2003 were issued (the Indenture) or the Loan Agreement.

     Generally, any such default which either (1) results from our noncompliance with the Dresden Loan Agreements and is not cured by AMD or (2) results in recourse to AMD of more than $10 million and is not cured by AMD, would result in a cross-default under the Dresden Loan Agreements and the Indenture. Under certain circumstances, cross-defaults result under the Convertible Subordinated Notes, the Indenture and the Dresden Loan Agreements.

     In the event we are unable to meet our obligation to make loans to, or equity investments in, AMD Saxony as required under the Dresden Loan Agreements, AMD Saxony will be unable to complete Dresden Fab 30 and we will be in default under the Dresden Loan Agreements and the Indenture, which would permit acceleration of certain indebtedness, which would have a material adverse effect on our business. There can be no assurance that we will be able to obtain the funds necessary to fulfill these obligations and any such failure would have a material adverse effect on our business.

     FASL, a joint venture formed by AMD and Fujitsu Limited in 1993, is continuing the facilitization of its second Flash memory device wafer fabrication facility, FASL II, in Aizu-Wakamatsu, Japan. We expect the facility, including equipment, to cost approximately $1 billion (denominated in yen) when fully equipped. As of December 26, 1999, approximately $434 million (denominated in yen) of such costs have been funded. Capital expenditures for FASL II construction to date have been funded by cash generated from FASL operations and local borrowings by FASL. During 2000, we anticipate that FASL capital expenditures will continue to be funded by cash generated from FASL operations and local borrowings by FASL. However, to the extent that FASL is unable to secure the necessary funds for FASL II, we may be required to contribute cash or guarantee third-party loans in proportion to our 49.992 percent interest in FASL. As of December 26, 1999, we had guarantees of $2 million (denominated in yen) outstanding with respect to these loans. The planned FASL II costs are denominated in yen and, therefore, are subject to change due to foreign exchange rate fluctuations. At the end of fiscal 1999, the exchange rate was approximately 103.51 yen to 1 U.S. dollar (which we used to calculate the amounts denominated in yen).

     We believe that cash flows from operations and current cash balances, together with available external financing facilities, will be sufficient to fund operations and capital investments through fiscal 2000.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In 1999, the Financial Accounting Standards Board extended the implementation of Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 is required to be adopted in years beginning after June 15, 2000. We expect to adopt SFAS 133 in fiscal 2001. We have not completed our review of SFAS 133, and accordingly have not evaluated the effect the adoption of the Statement may have on our consolidated results of operations and financial position. SFAS 133 will require AMD to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recog-nized in other comprehensive income until the hedged item is recognized in earnings. The portion of a derivative's change in fair value which is ineffective as a hedge will be immediately recognized in earnings.

     In December 1999, the Securities and Exchange Commission (SEC) issued SEC Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. We have reviewed SAB 101 and have determined that we are in compliance with its requirements. Therefore, application of SAB 101 will have no impact on our consolidated results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio and long-term debt obligations. We do not use derivative financial instruments in our investment portfolio. We place our investments with high credit quality issuers and, by policy, limit the amount of credit exposure to any one issuer. As stated in our investment policy, we are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default risk and market risk.

     We mitigate default risk by investing in only the highest credit quality securities and by constantly positioning our portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity.

     We use proceeds from debt obligations primarily to support general corporate purposes, including capital expenditures and working capital needs. We have no variable interest rate exposure on the Convertible Subordinated Notes and the Senior Secured Notes. There were no interest rate swaps outstanding at the end of fiscal 1999.

     The table below presents principal (or notional) amounts and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations as of December 26, 1999 and December 27, 1998.

                                                                1999                                                     1998
------------------------------------------------------------------------------------------------------------------------------
(Thousands)                  2000        2001      2002      2003      2004     Thereafter   Total      Fair value      Total
------------------------------------------------------------------------------------------------------------------------------
Cash equivalents
Fixed rate amounts        $ 19,505        --        --        --        --           --   $   19,505    $   19,484  $   22,434
 Average rate                 5.40%                 --        --        --           --
Variable rate amounts     $143,000        --        --        --        --           --   $  143,000    $  143,000  $  136,408
 Average rate                 5.36%                 --        --        --           --
Short-term investments
Fixed rate amounts        $175,004        --        --        --        --           --   $  175,004    $  175,686  $  219,085
 Average rate                 5.57%                 --        --        --           --
Variable rate amounts     $126,700        --        --        --        --           --   $  126,700    $  126,700  $  115,500
 Average rate                 6.58%                 --        --        --           --
Long-term investments
 Equity investments             --   $ 6,161        --        --        --           --   $    6,161    $   28,175  $    7,027
 Fixed rate amounts             --   $ 1,907        --        --        --           --   $    1,907    $    1,875  $    2,000
 Average rate                           4.93%       --        --        --           --
Total investments
 Securities               $464,209   $ 8,068        --        --        --           --   $  472,277    $  494,920  $  502,454
 Average rate                 5.77%     4.93%       --        --        --           --
Notes payable
 Fixed rate amounts             --        --        --        --        --           --           --            --  $    6,017
Long-term debt
 Fixed rate amounts       $  5,127   $46,517  $154,684  $456,853   $13,097     $517,959   $1,194,237    $1,128,919  $1,218,836
 Average rate                 9.88%     5.41%     5.40%    10.30%     5.47%        6.00%
 Variable rate amounts          --        --        --        --        --           --                                218,750
==============================================================================================================================

Foreign Exchange Risk We use foreign currency forward and option contracts to reduce our exposure to currency fluctuations on our foreign currency exposures in our foreign sales subsidiaries, liabilities for products purchased from FASL and for fixed asset purchase commitments. The objective of these contracts is to minimize the impact of foreign currency exchange rate movements on our operating results and on the cost of capital asset acquisition. Our accounting policy for these instruments is based on our designation of such instruments as hedging transactions. We do not use derivative financial instruments for speculative or trading purposes.

     We had $59 million (notional amount) of short-term foreign currency forward contracts denominated in Japanese yen, British pound, Swiss franc, European Union euro, Singapore dollar and Thai baht outstanding as of December 26, 1999.

     In 1998, we entered into an intercompany no-cost collar agreement to hedge Dresden Fab 30 project costs denominated in U.S. dollars. The no-cost collars included purchased put option contracts and no-cost collar written call option contracts, the contract rates of which were structured to avoid payment of any option premium at the time of purchase. During 1999, we entered into various option positions with various third-party banks to neutralize the exposures of the outstanding put and call option contracts. As a result, all the options were offset and canceled and we had no outstanding option contracts as of December 26, 1999.

     In 1999, the $75 million foreign currency call option contracts remaining from the $150 million call option contracts purchased in 1997 to hedge our obligations to provide loans to, or invest equity in, AMD Saxony also expired.

     Gains and losses related to the foreign currency forward and option contracts for the year ended December 26, 1999 were not material. We do not anticipate any material adverse effect on our consolidated financial position, results of operations or cash flows resulting from the use of these instruments in the future. We cannot give any assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.

     The table below provides information about our foreign currency forward and option contracts as of December 26, 1999 and December 27, 1998. All of our foreign currency forward contracts mature within the next 12 months.

                                                    1999                                 1998
                                  -----------------------------------------  ---------------------------------------
                                       Notional     Average      Estimated   Notional     Average       Estimated
(Thousands except contract rates)        amount   contract rate  fair value    amount   contract rate   fair value
--------------------------------------------------------------------------------------------------------------------
Foreign currency forward contracts:
 Japanese yen                           $ 2,425         103.11       $   4   $  6,865          117.07    $    (22)
 German mark                                 --             --          --      5,407            1.66          (7)
 British pound                            1,219           1.63          10        840            1.68           4
 Swiss franc                                318           1.57          (1)        --              --          --
 European Union euro                     45,101           1.03        (611)        --              --          --
 Singapore dollar                         8,382           1.67          17         --              --          --
 Thai baht                                1,245          40.18          48         --              --          --
 --------------------------------------------------------------------------------------------------------------------
                                        $58,690                      $(533)  $ 13,112                    $    (25)
--------------------------------------------------------------------------------------------------------------------

Purchased call options contracts:
 German mark                            $    --             --       $  --   $ 75,000            1.45    $     45
Purchased put options contracts:
 German mark                            $    --             --       $  --   $220,000            1.85    $  1,547
Written call options contracts:
 German mark                            $    --             --       $  --   $220,000            1.69    $(13,469)
--------------------------------------------------------------------------------------------------------------------

RISK FACTORS

Our business, results of operations and financial condition are subject to a number of risk factors, including the following:

Microprocessor Products

Future Dependence on the AMD Athlon Microprocessor. We will need to successfully market the AMD Athlon microprocessor, our seventh-generation Microsoft Windows compatible microprocessor, in order to increase our microprocessor product revenues in 2000 and beyond, and to benefit fully from the substantial financial investments and commitments we have made and continue to make related to microprocessors. We commenced initial shipments of AMD Athlon microprocessors in June 1999 and began volume shipments in the second half of 1999. Our production and sales plans for AMD Athlon microprocessors are subject to numerous risks and uncertainties, including:

 .    our ability to produce AMD Athlon microprocessors in the volume and with the feature set required by customers on a timely basis;

 .    our ability to design, manufacture and deliver processor modules through subcontractors;

 .    the availability and acceptance of motherboards and chipsets designed for
AMD Athlon microprocessors;

 .    market acceptance of AMD Athlon microprocessors;

 .    our ability to maintain average selling prices of AMD Athlon microprocessors despite aggressive Intel pricing, including market rebates and product bundling of microprocessors, motherboards, chipsets and combination thereof, or customer relationships which affect market demand;

 .    the successful development and installation of 0.18-micron process technology and copper interconnect technology;

 .    the pace at which we are able to transition production in Fab 25 from 0.25-
to 0.18-micron process technology and to ramp production in Dresden Fab 30 on 0.18-micron copper interconnect process technology;

 . the use and market acceptance of a non-Intel processor bus (adapted by us from Digital Equipment Corporation's EV6 bus) in the design of the AMD Athlon microprocessor, and the availability of chipsets from vendors who will develop, manufacture and sell chipsets with the EV6 interface in volumes required by us;

 .    our ability to expand our chipset and system design capabilities; and

 .    the availability to our customers of cost and performance competitive
Static Random Access Memories (SRAMs) (including Tag chips) if Intel controls the market for SRAM production capacity through its relationships with SRAM manufacturers.

  If we fail to achieve market acceptance of AMD Athlon microprocessors, if our subcontractors are unable to provide the processor modules we require or if chipsets and motherboards which are compatible with AMD Athlon microprocessors are not made available, our business will be materially and adversely affected.

Investment in and Dependence on K86(TM) AMD Microprocessor Products. Our microprocessor product revenues have significantly impacted, and will continue in 2000 and 2001 to significantly impact, our overall revenues, profit margins and operating results. We plan to continue to make significant capital expenditures to support our microprocessor products both in the near and long term. These capital expenditures will be a substantial drain on our cash flow and cash balances.

  Our ability to increase microprocessor product revenues, and benefit fully from the substantial financial investments and commitments we have made and continue to make related to microprocessors, depends upon success of the AMD Athlon microprocessor, which is our seventh-generation Microsoft Windows compatible microprocessor, the AMD-K6 microprocessors with 3DNow! technology and future generations of K86 microprocessors. The microprocessor market is characterized by short product life cycles and migration to ever-higher performance microprocessors. To compete successfully against Intel in this market, we must transition to new process technologies at a faster pace than before and offer higher performance microprocessors in significantly greater volumes. We must achieve acceptable yields while producing microprocessors at higher speeds. In the past, we have experienced significant difficulty in achieving microprocessor yield and volume plans. Such difficulties have in the past, and may in the future, adversely affect our results of operations and liquidity. If we fail to offer higher performance microprocessors in significant volume on a timely basis in the future, our business could be materially and adversely affected. We may not achieve the production ramp necessary to meet our customers' volume requirements for higher performance AMD Athlon and AMD-K6 microprocessors. It is also possible that we may not increase our microprocessor revenues enough to achieve sustained profitability.

  To sell the volume of AMD Athlon and AMD-K6 microprocessors we currently plan to make in 2000 and 2001, we must increase sales to existing customers and develop new customers in both consumer and commercial markets. If we lose any current top tier OEM customer, or if we fail to attract additional customers through direct sales and through our distributors, we may not be able to sell the volume of units planned. This result could have a material adverse effect on our business.

  Our production and sales plans for AMD Athlon and AMD-K6 microprocessors are subject to other risks and uncertainties, including:

 .    market acceptance of AMD Athlon microprocessors, including the timely availability of processor modules as well as motherboards and chipsets designed for these processors;

 .    whether we can successfully fabricate higher performance AMD Athlon and
AMD-K6 microprocessors in planned volume and speed mixes;

 .    the effects of Intel's new product introductions, marketing strategies and pricing;

 .    the continued market acceptance for AMD-K6 microprocessors and systems based on them;

 .    whether we will have the financial and other resources necessary to continue to invest in the microprocessor products, including leading-edge wafer fabrication equipment and advanced process technologies;

 .    the possibility that our newly introduced products may be defective;

 .    adverse market conditions in the personal computer (PC) market and consequent diminished demand for our microprocessors; and

 .    unexpected interruptions in our manufacturing operations.

  Because Intel has dominated the microprocessor market for many years and has brand strength, we have in the past priced AMD-K6 microprocessors below the published price of Intel processors offering comparable performance. Thus, Intel's processor marketing and pricing can impact and have impacted the average selling prices of the AMD-K6 and AMD Athlon microprocessors, and consequently can impact and have impacted our overall margins. Our business could be materially and adversely affected if we are unable to:

 .    achieve the product performance improvements necessary to meet customer needs;

 .    continue to achieve market acceptance of our AMD-K6 and AMD Athlon microprocessors and increase market share;

 .    maintain revenues of AMD-K6 microprocessors; and

 .    successfully ramp production and sales of AMD Athlon microprocessors.

  See also the discussions below regarding Intel Dominance and Process
Technology.

Intel Dominance. Intel has dominated the market for microprocessors used in PCs for many years. Because of its dominant market position, Intel has historically set and controlled x86 microprocessor and PC system standards and, thus, dictated the type of product the market requires of Intel's competitors. In addition, Intel may vary prices on its microprocessors and other products at will and thereby affect the margins and profitability of its competitors due to its financial strength and dominant position. Intel exerts substantial influence over PC manufacturers and their channels of distribution through the Intel Inside advertising rebate program and other marketing programs. Intel invests billions of dollars in, and as a result exerts influence over, many other technology companies.

We expect Intel to continue to invest heavily in research and development, new manufacturing facilities and other technology companies, and to remain dominant:

 .    through the Intel Inside and other marketing programs;

 .    through other contractual constraints on customers, retailers, industry suppliers and other third parties;

 .    by controlling industry standards; and

 .    by controlling supply and demand of motherboards, chipsets and other system components.

  As an extension of its dominant microprocessor market share, Intel also dominates the PC platform. As a result, it is difficult for PC manufacturers to innovate and differentiate their product offerings. We do not have the financial resources to compete with Intel on such a large scale. As long as Intel remains in this dominant position, we may be materially and adversely affected by its:

 .    product mix and introduction schedules;

 .    product bundling and pricing strategies;

 .    control over industry standards, PC manufacturers and other PC industry participants, including motherboard, chipset and BIOS suppliers; and

 .    customer brand loyalty.

  As Intel expanded its dominance over the PC system platform, many PC manufacturers reduced their system development expenditures and now purchase microprocessors together with chipsets or in assembled motherboards. PC OEMs are increasingly dependent on Intel, less innovative on their own and, to a large extent, distributors of Intel technology. In marketing our microprocessors to these OEMs and dealers, we depend on companies other than Intel for the design and manufacture of core-logic chipsets, motherboards, basic input/output system
(BIOS) software and other components. In recent years, many of these third-party designers and manufacturers have lost significant market share to Intel. In addition, these companies produce chipsets, motherboards, BIOS software and other components to support each new generation of Intel's microprocessors only if Intel makes information about its products available to them in time to address market opportunities. Delay in the availability of such information makes, and will continue to make, it increasingly difficult for these third parties to retain or regain market share.

  To compete with Intel in the microprocessor market in the future, we intend to continue to form closer relationships with third-party designers and manufacturers of chipsets, motherboards, BIOS software and other components. Similarly, we intend to expand our chipset and system design capabilities, and to offer OEMs licensed system designs incorporating our microprocessors and companion products. We cannot be certain, however, that our efforts will be successful. We expect that, as Intel introduces future generations of microprocessors, chipsets and motherboards, the design of chipsets, memory and other semiconductor devices, and higher level board products which support Intel microprocessors, will become increasingly dependent on the Intel microprocessor design and may become incompatible with non-Intel processor-based PC systems.

  Intel's Pentium(R) III and Celeron(TM) microprocessors are sold only in form factors that are not physically or interface protocol compatible with "Socket 7" motherboards currently used with AMD-K6 microprocessors. Thus, Intel no longer supports the Socket 7 infrastructure as it did when it was selling its fifth-generation Pentium processors. Because AMD-K6 microprocessors are designed to be Socket 7 compatible, and will not work with motherboards designed for Pentium II, III and Celeron processors, we intend to continue to work with third-party designers and manufacturers of motherboards, chipsets and other products to ensure the continued availability of Socket 7 infrastructure support for AMD-K6 microprocessors, including support for enhancements and features we add to our microprocessors. Socket 7 infrastructure support for AMD-K6 microprocessors may not endure over time as Intel moves the market to its infrastructure choices.

  We do not currently plan to develop microprocessors that are bus interface protocol compatible with the Pentium III and Celeron processors because our patent cross-license agreement with Intel does not extend to microprocessors that are bus interface protocol compatible with Intel's sixth and subsequent generation processors. Thus, the AMD Athlon microprocessor is not designed to function with motherboards and chipsets designed to work with Intel microprocessors. Our ability to compete with Intel in the market for AMD Athlon seventh-generation and future generation microprocessors will depend on our:

 .    success in designing and developing the microprocessors; and

 .    ability to ensure that the microprocessors can be used in PC platforms designed to support Intel's microprocessors and our microprocessors, or that alternative platforms are available which are competitive with those used with Intel processors.

  A failure for any reason of the designers and producers of motherboards, chipsets, processor modules and other system components to support our K86 microprocessor offerings would have a material adverse effect on our business.

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

Fluctuations in PC Market. Since most of our microprocessor products are used in PCs and related peripherals, our future growth is closely tied to the growth of the PC industry. Industry-wide fluctuations in the PC marketplace have in the past and may in the future materially and adversely affect our business.

Financing Requirements

We currently plan to make capital investments of approximately $800 million in 2000 although the actual expenditures may vary. These investments include those relating to the continued facilitization of Dresden Fab 30 and Fab 25.

  In 1999, the building construction of FASL II was completed, equipment was installed and production was initiated. We expect the facility, including equipment, to cost approximately $1 billion when fully equipped. Capital expenditures for FASL II construction to date have been funded by cash generated from FASL operations and borrowings by FASL. If FASL is unable to secure the necessary funds for FASL II, we may be required to contribute cash or guarantee third-party loans in proportion to our 49.992 percent interest in FASL.

  In 1996, we entered into the Credit Agreement, which provided for a $150 million three-year secured revolving line of credit and a $250 million four-year secured term loan. On June 25, 1999, we terminated the secured revolving line of credit. On July 13, 1999, we replaced the Credit Agreement with a new Loan and Security Agreement (the Loan Agreement) with a consortium of banks led by Bank of America. On July 30, 1999, we repaid the outstanding balance on the secured term loan and terminated the Credit Agreement. Under the Loan Agreement, which provides for a four-year secured revolving line of credit of up to $200 million, we can borrow, subject to amounts which may be set aside by the lenders, up to 85 percent of our eligible accounts receivable from OEMs and 50 percent of our eligible accounts receivable from distributors. We must comply with certain financial covenants if the level of domestic cash we hold declines to certain levels, or the amount of borrowings under the Loan Agreement rises to certain levels. Our obligations under the Loan Agreement are secured by a pledge of most of our accounts receivable, inventory, general intangibles and the related proceeds.

  In March 1997, our indirect wholly owned subsidiary, AMD Saxony, entered into the Dresden Loan Agreements with a consortium of banks led by Dresdner Bank AG. The terms of the Dresden Loan Agreements required us to make subordinated loans to AMD Saxony totaling $100 million in 1998, and to make additional subordinated loans to, or equity investments in, AMD Saxony totaling $100 million in 1999. The Dresden Loan Agreements, which were amended in February 1998 to reflect planned upgrades in wafer production technology as well as the decline in the deutsche mark relative to the U.S. dollar, require that we partially fund Dresden Fab 30 project costs in the form of subordinated loans to, or equity investments in, AMD Saxony. In accordance with the terms of the Dresden Loan Agreements, we have invested $421 million as of December 26,1999 in the form of subordinated loans and equity in AMD Saxony. The Dresden Loan Agreements were amended again in June 1999 to remove a requirement that we sell at least $200 million of our stock by June 30, 1999 in order to fund a $70 million loan to AMD Saxony. In lieu of the stock offering, we funded the $70 million loan to AMD Saxony with proceeds from the sale of Vantis.

  Because the amounts under the Dresden Loan Agreements are denominated in deutsche marks, the dollar amounts set forth herein are subject to change based on applicable conversion rates. As of the end of 1999, the exchange rate was approximately 1.94 deutsche marks to 1 U.S. dollar (which we used to calculate our obligations denominated in deutsche marks).

  If we are unable to meet our obligation to make loans to, or equity investments in, AMD Saxony as required under the Dresden Loan Agreements, AMD Saxony will be unable to complete Dresden Fab 30 and we will be in default under the Dresden Loan Agreement, the Loan Agreement and the Indenture, which would have a material adverse effect on our business. If we are unable to obtain the funds necessary to fulfill these obligations, our business will be materially and adversely affected.

Manufacturing

Capacity. We underutilize our manufacturing facilities from time to time as a result of reduced demand for certain of our products. Our operations related to microprocessors have been particularly affected by this situation. If we underutilize our manufacturing facilities in the future, our gross margins may suffer. We are substantially increasing our manufacturing capacity by making significant capital investments in Fab 25 and Dresden Fab 30. In addition, in 1999, the building construction of FASL II, a second Flash memory device manufacturing facility, was completed, equipment was installed and production was initiated. We have also built a new test and assembly facility in Suzhou, China. We are basing our strategy of increasing our manufacturing capacity on industry projections for future growth. If these industry projections are inaccurate, or if demand for our products does not increase consistent with our plans and expectations, we will likely underutilize our manufacturing facilities and our business could be materially and adversely affected.

  In contrast to the above, there also have been situations in the past in which our manufacturing facilities were inadequate to meet the demand for certain of our products. Our inability to obtain sufficient manufacturing capacities to meet demand, either in our own facilities or through foundry or similar arrangements with others, could have a material adverse effect on our business. At this time, the risk is that we will have insufficient capacity to meet demand for Flash memory products and significant underutilized capacity relative to demand for our microprocessor offerings.

Process Technology. In order to remain competitive, we must make continuing substantial investments in improving our process technologies. In particular, we have made and continue to make significant research and development investments in the technologies and equipment used to fabricate our microprocessor products and our Flash memory devices. Portions of these investments might not be fully recovered if we fail to continue to gain market acceptance or if the market for our Flash memory products should significantly deteriorate. Likewise, we are making a substantial investment in Dresden Fab 30. The business plan for Dresden Fab 30 calls for the successful development and installation of 0.18-micron process technology and copper interconnect technology in order to manufacture AMD Athlon microprocessors in Dresden Fab 30. We have entered into a strategic alliance with Motorola to co-develop logic process and embedded Flash technologies. The logic process technology which is the subject of the alliance includes the copper interconnect technology that is required for AMD Athlon microprocessors and subsequent generations of microprocessors. We cannot be certain that the strategic alliance will be successful or that we will be able to develop or obtain the leading-edge process technologies that will be required in Fab 25 or Dresden Fab 30 to fabricate AMD Athlon microprocessors successfully.

Manufacturing Interruptions and Yields. Any substantial interruption of our manufacturing operations, either as a result of a labor dispute, equipment failure or other cause, could materially and adversely affect our business operations. We also have been and may in the future be materially and adversely affected by fluctuations in manufacturing yields. For example, our results in the past have been negatively affected by disappointing AMD-K6 microprocessor yields. The design and manufacture of ICs is a complex process. Normal manufacturing risks include errors and interruptions in the fabrication process and defects in raw materials, as well as other risks, all of which can affect yields. Additional manufacturing risks incurred in ramping up new fabrication areas and/or new manufacturing processes include equipment performance and process controls, as well as other risks, all of which can affect yields.

Product Incompatibility. Our products may possibly be incompatible with some or all industry-standard software and hardware. If our customers are unable to achieve compatibility with software or hardware after our products are shipped in volume, we could be materially adversely affected. It is also possible that we may be unsuccessful in correcting any such compatibility problems that are discovered or that corrections will be unacceptable to customers or made in an untimely manner. In addition, the mere announcement of an incompatibility problem relating to our products could have a material adverse effect on our business.

Product Defects. One or more of our products may possibly be found to be defective after we have already shipped such products in volume, requiring a product replacement, recall or a software fix which would cure such defect but impede performance. We may also be subject to product returns which could impose substantial costs on us and have a material and adverse effect on our business.

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

International Manufacturing and Foundries. Nearly all product assembly and final testing of our products are performed at our manufacturing facilities in Penang, Malaysia; Bangkok, Thailand; Suzhou, China; and Singapore; or by subcontractors in the United States and Asia. We also depend on foreign foundry suppliers and joint ventures for the manufacture of a portion of our finished silicon wafers. Foreign manufacturing and construction of foreign facilities entail political and economic risks, including political instability, expropriation, currency controls and fluctuations, changes in freight and interest rates, and loss or modification of exemptions for taxes and tariffs. For example, if we were unable to assemble and test our products abroad, or if air transportation between the United States and our overseas facilities were disrupted, there could be a material adverse effect on our business.

Flash Memory Products

The demand for Flash memory devices has recently increased due to the increasing use of equipment and other devices requiring non-volatile memory such as:

 .    cellular telephones;

 .    routers which transfer data between local area networks; and

 .    PC cards which are inserted into notebook and subnotebook computers or personal digital assistants.

  As a result, the demand for Flash memory devices currently exceeds the available supply. In order to meet this demand, we must increase our production of Flash memory devices through FASL and FASL II or through foundry or similar arrangements with others. We cannot be certain that the demand for Flash memory products will remain at current or greater levels, or that we will have sufficient capacity to meet the demand for Flash memory devices. Our inability to meet the demand for Flash memory devices could have a material adverse effect on our business.

  Competition in the market for Flash memory devices will increase as existing manufacturers introduce new products and industry-wide production capacity increases, and as Intel continues to aggressively price its Flash memory products. We expect competition in the marketplace for Flash memory devices to continue to increase in 2000 and beyond. It is possible that we will be unable to maintain or increase our market share in Flash memory devices as the market develops and as existing and potential new competitors introduce competitive products. A decline in our Flash memory device business or decline in the gross margin percentage in this product line could have a material adverse effect on our business.

Key Personnel

Our future success depends upon the continued service of numerous key engineering, manufacturing, marketing, sales and executive personnel. We may or may not be able to continue to attract, retain and motivate qualified personnel necessary for our business. Loss of the service of, or failure to recruit, key engineering design personnel could be significantly detrimental to our product development programs or otherwise have a material adverse effect on our business.

Demand for Our Products Affected by Asian and Other Domestic and International Economic Conditions

While general industry demand is currently strengthening, the demand for our products during the last few years has been weak due to the general downturn in the worldwide semiconductor market and an economic crisis in Asia. A renewed decline of the worldwide semiconductor market or economic condition in Asia could decrease the demand for microprocessors and other ICs. A significant decline in economic conditions in any significant geographic area, either domestically or internationally, could decrease the overall demand for our products which could have a material adverse effect on our business.

Fluctuations in Operating Results

Our operating results are subject to substantial quarterly and annual fluctuations due to a variety of factors, including:

 .    the effects of competition with Intel in microprocessor and Flash memory device markets;

 .    competitive pricing pressures;

 .    decreases in unit average selling prices of our products;

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

 .    seasonal customer demand; and

 .    the timing of significant orders and the timing and extent of product development costs.

  Our operating results also tend to vary seasonally due to vacation and holiday schedules. Our revenues are generally lower in the first, second and third quarters of each year than in the fourth quarter. This seasonal pattern is largely a result of decreased demand in Europe during the summer months and higher demand in the retail sector of the personal computer market during the winter holiday season.

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

Other Risk Factors

Debt Restrictions. The Loan Agreement and the Indenture contain significant covenants that limit our ability and our subsidiaries' ability to engage in various transactions and require satisfaction of specified financial performance criteria. In addition, the occurrence of certain events, including, among other things, failure to comply with the foregoing covenants, material inaccuracies of representations and warranties, certain defaults under or acceleration of other indebtedness and events of bankruptcy or insolvency, would in certain cases after notice and grace periods, constitute events of default permitting acceleration of indebtedness. The limitations imposed by the Loan Agreement and the Indenture are substantial, and failure to comply with such limitations could have a material adverse effect on our business.

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

Order Revision and Cancellation Policies. We manufacture and market standard lines of products. Sales are made primarily pursuant to purchase orders for current delivery or agreements covering purchases over a period of time, which may be revised or canceled without penalty. As a result, we must commit resources to the production of products without any advance purchase commitments from customers. Our inability to sell products after we devoted significant resources to them could have a material adverse effect on our business.

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

  From time to time, we have been notified that we may be infringing intellectual property rights of others. If any such claims are asserted against us, we may seek to obtain a license under the third party's intellectual property rights. We could decide, in the alternative, to resort to litigation to challenge such claims. Such challenges could be extremely expensive and time-consuming and could have a material adverse effect on our business. We cannot give any assurance that all necessary licenses can be obtained on satisfactory terms, or whether litigation may always be avoided or successfully concluded.

Environmental Regulations. We could possibly be subject to fines, suspension of production, alteration of our manufacturing processes or cessation of our operations if we fail to comply with present or future governmental regulations related to the use, storage, handling, discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in the manufacturing process. Such regulations could require us to acquire expensive remediation equipment or to incur other expenses to comply with environmental regulations. Our failure to control the use of, disposal or storage of, or adequately restrict the discharge of, hazardous substances could subject us to future liabilities and could have a material adverse effect on our business.

Year 2000. We have previously discussed the nature and progress of our plans to become Year 2000 ready. Pursuant to our plans, we completed our remediation and testing of systems. We have not experienced any material system failures, disruptions of operations or interruptions of our ability to process transactions, send invoices or engage in other normal business activities as a result of Year 2000 issues. In addition, we are not aware of any material problems resulting from Year 2000 issues with our products and services. Although we have not experienced any material problems related to the Year 2000, we cannot give any assurance that issues will not arise in the future or that we will be able to adequately address any issues that may arise. We will continue to monitor our critical computer applications in the year 2000 to ensure that any Year 2000 issues that may arise are addressed as promptly as possible. Our inability to adequately address all Year 2000-related issues that may arise could have a material adverse impact on our operations.

  The actual costs incurred as of December 26, 1999 in connection with our Year 2000 readiness plan were approximately $18 million, the majority of which was expensed. The expenses of the Year 2000 readiness plan were funded through operating cash flows.

International Sales. Our international sales operations entail political and economic risks, including expropriation, currency controls, exchange rate fluctuations, changes in freight rates and changes in rates and exemptions for taxes and tariffs.

Volatility of Stock Price; Ability to Access Capital. Based on the trading history of our stock, we believe that the following factors have caused and are likely to continue to cause the market price of our common stock to fluctuate substantially:

 .    quarterly fluctuations in our operating and financial results;

 .    announcements of new products and/or pricing by us or our competitors;

 .    the pace of new process technology and product manufacturing ramps;

 .    production yields of key products; and

 .    general conditions in the semiconductor industry.

  In addition, an actual or anticipated shortfall in revenue, gross margins or earnings from securities analysts' expectations could have an immediate effect on the trading price of our common stock in any given period. Technology company stocks in general have experienced extreme price and volume fluctuations that are often unrelated to the operating performance of the companies. This market volatility may adversely affect the market price of our common stock and consequently limit our ability to raise capital or to make acquisitions. Our current business plan envisions substantial cash outlays which may require external capital financing. It is possible that capital and/or long-term financing will be unavailable on terms favorable to us or in sufficient amounts to enable us to implement our current plan.

Earthquake Danger. Our corporate headquarters, a portion of our manufacturing facilities, assembly and research and development activities and certain other critical business operations are located near major earthquake fault lines. We could be materially and adversely affected in the event of a major earthquake.

Euro Conversion. On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing currencies and the euro. The participating countries adopted the euro as their common legal currency on that date. The transition period will last through January 1, 2002. We are assessing the potential impact to us that may result from the euro conversion. We do not expect the introduction and use of the euro to materially affect our foreign exchange activities, to affect our use of derivatives and other financial instruments or to result in any material increase in costs to us. We will continue to assess the impact of the introduction of the euro currency over the transition period, as well as the period subsequent to the transition, as applicable.

CONSOLIDATED STATEMENTS OF OPERATIONS

Three Years Ended December 26, 1999
(Thousands except per share amounts)                                1999         1998         1997
-----------------------------------------------------------------------------------------------------
Net sales                                                        $2,857,604   $2,542,141   $2,356,375
Expenses:
  Cost of sales                                                   1,964,434    1,718,703    1,578,438
  Research and development                                          635,786      567,402      467,877
  Marketing, general and administrative                             540,070      419,678      400,713
  Restructuring and other special charges                            38,230           --           --
-----------------------------------------------------------------------------------------------------

                                                                  3,178,520    2,705,783    2,447,028
-----------------------------------------------------------------------------------------------------

Operating loss                                                     (320,916)    (163,642)     (90,653)
Gain on sale of Vantis                                              432,059           --           --
Litigation settlement                                                    --      (11,500)          --
Interest income and other, net                                       31,735       34,207       35,097
Interest expense                                                    (69,253)     (66,494)     (45,276)
-----------------------------------------------------------------------------------------------------

Income (loss) before income taxes and equity in joint venture        73,625     (207,429)    (100,832)
Provision (benefit) for income taxes                                167,350      (91,878)     (55,155)
-----------------------------------------------------------------------------------------------------

Loss before equity in joint venture                                 (93,725)    (115,551)     (45,677)
Equity in net income of joint venture                                 4,789       11,591       24,587
-----------------------------------------------------------------------------------------------------

Net loss                                                         $  (88,936)  $ (103,960)  $  (21,090)
-----------------------------------------------------------------------------------------------------

Net loss per common share:
  Basic                                                          $    (0.60)  $    (0.72)  $    (0.15)
-----------------------------------------------------------------------------------------------------

  Diluted                                                        $    (0.60)  $    (0.72)  $    (0.15)
-----------------------------------------------------------------------------------------------------

Shares used in per share calculation:
  Basic                                                             147,068      143,668      140,453
  Diluted                                                           147,068      143,668      140,453
=====================================================================================================

See accompanying notes

CONSOLIDATED BALANCE SHEETS

December 26, 1999 and December 27, 1998
(Thousands except per share amounts)                                               1999          1998
-------------------------------------------------------------------------------------------------------
ASSETS
 Current assets:
   Cash and cash equivalents                                                  $   294,125   $   361,908
   Short-term investments                                                         302,386       335,117
-------------------------------------------------------------------------------------------------------

   Total cash, cash equivalents and short-term investments                        596,511       697,025
   Accounts receivable, net of allowance for doubtful accounts
     of $15,378 in 1999 and $12,663 in 1998                                       429,809       415,557
   Inventories:
     Raw materials                                                                 10,236        21,185
     Work-in-process                                                               97,143       129,036
     Finished goods                                                                90,834        24,854
-------------------------------------------------------------------------------------------------------

       Total inventories                                                          198,213       175,075
   Deferred income taxes                                                           55,956       205,959
   Prepaid expenses and other current assets                                      129,389        68,411
-------------------------------------------------------------------------------------------------------

     Total current assets                                                       1,409,878     1,562,027
 Property, plant and equipment:
   Land                                                                            35,872        36,273
   Buildings and leasehold improvements                                         1,187,712       823,287
   Equipment                                                                    2,851,315     2,776,336
   Construction in progress                                                       863,403       744,466
-------------------------------------------------------------------------------------------------------

     Total property, plant and equipment                                        4,938,302     4,380,362
   Accumulated depreciation and amortization                                   (2,415,066)   (2,111,894)
-------------------------------------------------------------------------------------------------------

     Property, plant and equipment, net                                         2,523,236     2,268,468
 Investment in joint venture                                                      273,608       236,820
 Other assets                                                                     170,976       185,653
-------------------------------------------------------------------------------------------------------
                                                                              $ 4,377,698   $ 4,252,968
-------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities:
   Notes payable to banks                                                     $        --   $     6,017
   Accounts payable                                                               387,193       333,975
   Accrued compensation and benefits                                               91,900        80,334
   Accrued liabilities                                                            273,689       168,280
   Income tax payable                                                              17,327        22,026
   Deferred income on shipments to distributors                                    92,917        84,523
   Current portion of long-term debt, capital lease obligations and other          47,626       145,564
-------------------------------------------------------------------------------------------------------

     Total current liabilities                                                    910,652       840,719

 Deferred income taxes                                                             60,491        34,784
 Long-term debt, capital lease obligations and other, less current portion      1,427,282     1,372,416
 Commitments and contingencies
 Stockholders' equity:
   Capital stock:
     Common stock, par value $0.01; 250,000,000 shares
       authorized; 148,656,278 shares issued and
       outstanding in 1999 and 145,477,376 in 1998                                  1,496         1,465
   Capital in excess of par value                                               1,121,956     1,071,591
   Retained earnings                                                              873,235       962,171
   Accumulated other comprehensive loss                                           (17,414)      (30,178)
-------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                                 1,979,273     2,005,049
-------------------------------------------------------------------------------------------------------
                                                                              $ 4,377,698   $ 4,252,968
=======================================================================================================

See accompanying notes

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                   Accumulated
                                                         Common Stock   Capital in                    other           Total
                                                         ------------
                                                       Number            excess of    Retained    comprehensive   stockholders'
Three Years Ended December 26, 1999 (Thousands)        of shares Amount  par value    earnings        loss           equity
------------------------------------------------------------------------------------------------------------------------------
December 29, 1996                                       137,580  $1,380  $  957,226  $1,087,221      $(23,949)     $2,021,878
Comprehensive loss:
 Net loss                                                    --      --          --     (21,090)           --         (21,090)
 Other comprehensive loss:
  Net change in unrealized gain on investments,
   net of tax benefit of $1,230                              --      --          --          --         2,094           2,094
  Less: Reclassification adjustment for gains
   included in earnings                                                                                (4,907)         (4,907)
  Net change in cumulative translation
   adjustments                                               --      --          --          --       (30,138)        (30,138)
------------------------------------------------------------------------------------------------------------------------------

 Total other comprehensive loss                                                                                       (32,951)
------------------------------------------------------------------------------------------------------------------------------

Total comprehensive loss                                                                                              (54,041)
------------------------------------------------------------------------------------------------------------------------------

Issuance of shares for employee stock plans               4,113      44      38,013          --            --          38,057
Compensation recognized under employee stock plans           --      --      21,232          --            --          21,232
Warrants exercised                                          430       4       2,413          --            --           2,417
------------------------------------------------------------------------------------------------------------------------------

December 28, 1997                                       142,123   1,428   1,018,884   1,066,131       (56,900)      2,029,543
==============================================================================================================================

Comprehensive loss:
 Net loss                                                    --      --          --    (103,960)           --        (103,960)
 Other comprehensive income:
  Net change in unrealized gain on investments,
   net of tax benefit of $355                                --      --          --          --         4,753           4,753
  Net change in cumulative translation
   adjustments                                               --      --          --          --        21,969          21,969
------------------------------------------------------------------------------------------------------------------------------

 Total other comprehensive income                                                                                      26,722
------------------------------------------------------------------------------------------------------------------------------

Total comprehensive loss                                                                                              (77,238)
------------------------------------------------------------------------------------------------------------------------------

Issuance of shares:
 Employee stock plans                                     2,354      27      25,656          --            --          25,683
 Fujitsu Limited                                          1,000      10      18,395          --            --          18,405
Compensation recognized under employee stock plans           --      --       8,645          --            --           8,645
Warrants exercised                                           --      --          11          --            --              11
------------------------------------------------------------------------------------------------------------------------------

December 27, 1998                                       145,477   1,465   1,071,591     962,171       (30,178)      2,005,049
==============================================================================================================================

Comprehensive loss:
 Net loss                                                    --      --          --     (88,936)           --         (88,936)
 Other comprehensive income:
  Net change in unrealized gain on investments,
   net of tax benefit of $2,635                              --      --          --          --        12,121          12,121
  Less: Reclassification adjustment for
   gains included in earnings                                                                          (4,603)         (4,603)
  Net change in cumulative translation
   adjustments                                               --      --          --          --         5,246           5,246
------------------------------------------------------------------------------------------------------------------------------

 Total other comprehensive income                                                                                      12,764
------------------------------------------------------------------------------------------------------------------------------

Total comprehensive loss                                                                                              (76,172)
------------------------------------------------------------------------------------------------------------------------------

Issuance of shares:
 Employee stock plans                                     2,679      26      31,153          --            --          31,179
 Fujitsu Limited                                            500       5      12,593          --            --          12,598
Compensation recognized under employee stock plans           --      --       6,619          --            --           6,619
------------------------------------------------------------------------------------------------------------------------------

December 26, 1999                                       148,656  $1,496  $1,121,956  $  873,235      $(17,414)     $1,979,273
==============================================================================================================================

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS


Three Years Ended December 26, 1999 (Thousands)                          1999          1998         1997
-----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net loss                                                            $   (88,936)  $  (103,960)  $ (21,090)
 Adjustments to reconcile net loss to net cash
   provided by operating activities:
   Gain on sale of Vantis                                               (432,059)           --          --
   Depreciation and amortization                                         515,520       467,521     394,465
   (Increase) decrease in deferred income tax assets                     160,668      (106,861)    (18,566)
   Restructuring and other special charges                                29,858            --          --
   Foreign grant subsidy income                                          (50,178)           --          --
   Net loss on disposal of property, plant and equipment                  10,665        11,515      19,763
   Net gain realized on sale of available-for-sale securities             (4,250)           --      (4,978)
   Compensation recognized under employee stock plans                      2,655         8,645      21,232
   Undistributed income of joint venture                                  (4,789)      (11,591)    (24,587)
   Recognition of deferred gain on sale of building                       (1,680)           --          --
   Changes in operating assets and liabilities:
     Net increase in receivables, inventories,
       prepaid expenses and other assets                                (113,965)     (151,998)   (184,966)
     Increase (decrease) in tax refund receivable
       and tax payable                                                    (4,992)        9,350      61,209
     Net increase in payables and accrued liabilities                    241,403        19,195     156,333
-----------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                                259,920       141,816     398,815
-----------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
 Purchase of property, plant and equipment                              (619,772)     (975,105)   (685,100)
 Proceeds from sale of Vantis                                            454,269            --          --
 Proceeds from sale of property, plant and equipment                       3,996       106,968      43,596
 Purchase of available-for-sale securities                            (1,579,813)   (1,591,802)   (537,275)
 Proceeds from sale and maturity of available-for-sale securities      1,598,946     1,482,890     545,478
-----------------------------------------------------------------------------------------------------------

Net cash used in investing activities                                   (142,374)     (977,049)   (633,301)
-----------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
 Proceeds from borrowings                                                 12,101       816,448     283,482
 Debt issuance costs                                                          --       (14,350)    (13,080)
 Payments on debt and capital lease obligations                         (243,762)      (92,601)    (79,791)
 Proceeds from foreign grants and subsidies                               14,341       196,651      77,865
 Proceeds from issuance of stock                                          43,777        44,099      40,474
-----------------------------------------------------------------------------------------------------------

Net cash (used) provided by financing activities                        (173,543)      950,247     308,950
-----------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents             (11,786)        6,236          --
Net increase (decrease) in cash and cash equivalents                     (67,783)      121,250      74,464
-----------------------------------------------------------------------------------------------------------

Cash and cash equivalents at beginning of year                           361,908       240,658     166,194
-----------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                             $   294,125   $   361,908   $ 240,658
-----------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information:
 Cash paid (refunded) during the year for:
   Interest, net of amounts capitalized                              $    51,682   $    58,517   $  34,600
-----------------------------------------------------------------------------------------------------------

   Income taxes                                                      $    15,466   $     2,732   $(100,016)
-----------------------------------------------------------------------------------------------------------

 Non-cash financing activities:
   Equipment capital leases                                          $     2,307   $    13,908   $  44,770
-----------------------------------------------------------------------------------------------------------

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 26, 1999, December 27, 1998 and December 28, 1997

Note 1: Nature of Operations

AMD (the Company) is a semiconductor manfacturer with manufacturing facilities in the U.S., Europe and Asia and sales offices throughout the world. The Company's products include a wide variety of industry-standard integrated circuits (ICs) which are used in many diverse product applications such as telecommunications equipment, data and network communications equipment, consumer electronics, personal computers (PCs) and workstations.

Note 2: Summary of Significant Accounting Policies

Fiscal Year. The Company uses a 52- to 53-week fiscal year ending on the last Sunday in December. Fiscal 1999, 1998 and 1997 were 52-week years which ended on December 26, December 27 and December 28, respectively. Fiscal 2000 will be a 53-week year ending on December 31, 2000.

Principles of Consolidation. The consolidated financial statements include the Company's accounts and those of its wholly owned subsidiaries. Upon consolidation, all significant intercompany accounts and transactions are eliminated. Also included in the consolidated financial statements, under the equity method of accounting, is the Company's 49.992 percent investment in Fujitsu AMD Semiconductor Limited (FASL).

Foreign Currency Translation. Translation adjustments resulting from the process of translating into the U.S. dollars the foreign currency financial statements of the Company's wholly owned foreign subsidiaries for which the U.S. dollar is the functional currency are included in operations. The translation adjustments relating to the translation of the financial statements of the Company's indirect wholly owned German subsidiary in Dresden, in the State of Saxony (AMD Saxony), and the Company's unconsolidated joint venture, FASL, for which the local currencies are the functional currencies, are included in stockholders' equity.

Cash Equivalents. Cash equivalents consist of financial instruments which are readily convertible into cash and have original maturities of three months or less at the time of acquisition.

Investments. The Company classifies its marketable debt and equity securities at the date of acquisition, into held-to-maturity and available-for-sale categories. Currently, the Company classifies its securities as available-for-sale. These securities are reported at fair market value with the related unrealized gains and losses included in stockholders' equity. Realized gains and losses and declines in value of securities judged to be other than temporary are included in interest income and other, net. Interest and dividends on all securities are also included in interest income and other, net. The cost of securities sold is based on the specific identification method.

  The Company considers investments with maturities between three and 12 months as short-term investments. Short-term investments consist of money market auction rate preferred stocks and debt securities such as commercial paper, corporate notes, certificates of deposit and marketable direct obligations of the United States governmental agencies.

Derivative Financial Instruments. The Company utilizes derivative financial instruments to reduce financial market risks. The Company uses these instruments to hedge foreign currency and interest rate market exposures of underlying assets, liabilities and other obligations. The Company does not use derivative financial instruments for speculative or trading purposes. The Company's accounting policies for these instruments are based on whether such instruments are designated as hedging transactions. The criteria the Company uses for designating an instrument as a hedge includes the instrument's effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. Gains and losses on foreign currency forward and option contracts that are designated and effective as hedges of anticipated transactions, for which a firm commitment has been attained, are deferred and either recognized in income or included in the basis of the transaction in the same period that the underlying transactions are settled. Gains and losses on foreign currency forward and option contracts and interest rate swap contracts that are designated and effective as hedges of existing transactions are recognized in income in the same period as losses and gains on the underlying transactions are recognized and generally offset. Gains and losses on any instruments not meeting the above criteria are recognized in income in the current period. If an underlying hedged transaction is terminated earlier than initially anticipated, the offsetting gain or loss on the related derivative instrument is recognized in income in the same period. Subsequent gains or losses on the related derivative instrument are recognized in income in each period until the instrument matures, is terminated or is sold. Premiums paid for foreign currency forward and option contracts are generally amortized over the life of the contracts and are not material to our results of operations. Unamortized premiums are included in prepaid expenses and other current assets.

Inventories. Inventories are stated at standard cost adjusted to approximate the lower of cost (first-in, first-out method) or market (net realizable value).

Property, Plant and Equipment. Property, plant and equipment are stated at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets for financial reporting purposes and on accelerated methods for tax purposes. Estimated useful lives for financial reporting purposes are as follows:

 .  machinery and equipment, three to five years;
 .  buildings, up to 26 years; and
 . leasehold improvements, the shorter of the remaining terms of the leases or the estimated economic useful lives of the improvements.

Revenue Recognition. The Company recognizes revenue from product sold direct to customers when the contract is in place, the price is fixed or determinable, shipment is made and collectibility is reasonably assured. The Company sells to distributors under terms allowing the distributors certain rights of return and price protection on unsold merchandise held by them. The distributor agreements, which may be canceled by either party upon specified notice, generally contain a provision for the return of the Company's products in the event the agreement with the distributor is terminated. Accordingly, the Company defers recognition of revenue and related profits from sales to distributors with agreements that have the aforementioned terms until the merchandise is resold by the distributors.

Foreign Grants and Subsidies. The Federal Republic of Germany and the State of Saxony have agreed to support the Dresden Fab 30 project in the amount of $443 million (denominated in deutsche marks) consisting of capital investment grants and interest subsidies. Dresden Fab 30 is the Company's new integrated circuit manufacturing and design facility in Dresden, Germany. The grants and subsidies are subject to conditions, including meeting specified levels of employment in December 2001 and maintaining those levels until June 2007. The grants and subsidies will be recognized as a reduction of operating expense ratably over the life of the project. In 1999, grants and subsidies recognized as a reduction to operating expenses amounted to $50 million. As of December 26, 1999, AMD Saxony had received grants and subsidies totaling approximately $298 million (denominated in deutsche marks). Noncompliance with the conditions of the grants and subsidies could result in the forfeiture of all or a portion of the future amounts to be received, as well as the repayment, of all or a portion of the amounts received to date.

Advertising Expenses. The Company accounts for advertising costs as expense in the period in which they are incurred. Advertising expense for 1999, 1998 and 1997 was approximately $101 million, $74 million and $74 million, respectively.

Net Loss Per Common Share. Basic and diluted net loss per share are computed using weighted-average common shares outstanding.

  The following table sets forth the computation of basic and diluted net loss per common share:

(Thousands except per share data)        1999        1998        1997
---------------------------------------------------------------------------
Numerator for basic and diluted net
 loss per common share                 $(88,936)  $(103,960)   $(21,090)
---------------------------------------------------------------------------
Denominator for basic and
 diluted net loss per common
 share -- weighted-average shares       147,068     143,668     140,453
---------------------------------------------------------------------------
Basic and diluted net loss
 per common share                      $  (0.60)  $   (0.72)   $  (0.15)
---------------------------------------------------------------------------

Options and restricted stock were outstanding during 1999, 1998 and 1997. Convertible debt was outstanding during 1999 and 1998. Warrants were outstanding in 1998 and 1997. All of these instruments were not included in the computation of diluted net loss per common share because the effect in years with a net loss would be antidilutive.

Accumulated Other Comprehensive Loss. As required under Statement of Financial Accounting Standards No. 130 (SFAS 130), unrealized gains or losses on the Company's available-for-sale securities and the foreign currency translation adjustments, are included in other comprehensive loss.

  The following are the components of accumulated other comprehensive loss:

(Thousands)                                     1999       1998
-------------------------------------------------------------------
Unrealized gain on investments, net of tax    $ 14,278   $  6,760
Cumulative translation adjustments             (31,692)   (36,938)
-------------------------------------------------------------------

                                              $(17,414)  $(30,178)
-------------------------------------------------------------------

Cumulative translation adjustments are not tax affected.

Employee Stock Plans. As allowed under Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," the Company continues to account for its stock option plans and its employee stock purchase plan in accordance with provisions of the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting For Stock Issued to Employees." See Note 10.

Use of Estimates. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Financial Presentation. The Company has reclassified certain prior year amounts on the consolidated financial statements to conform to the 1999 presentation.

New Accounting Pronouncements. In 1999, the Financial Accounting Standards Board extended the adoption of the Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 is required to be adopted in years beginning after June 15, 2000. The Company expects to adopt SFAS 133 in fiscal 2001. The Company has not completed its review of SFAS 133, and accordingly has not evaluated the effect the adoption of the statement may have on its consolidated results of operations and financial position. SFAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The portion of a derivative's change in fair value which is ineffective as a hedge will be immediately recognized in earnings.

  In December 1999, the Securities and Exchange Commission (SEC) issued SEC Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company has reviewed SAB 101 and has determined that it is in compliance with its requirements. Therefore, the application of SAB 101 will have no impact on the Company's consolidated results of operations.

Note 3: Sale of Vantis Corporation

On June 15, 1999, the Company sold Vantis to Lattice Semiconductor Corporation for approximately $500 million in cash. The actual cash received was net of Vantis' cash and cash equivalents balance of approximately $46 million as of the closing of the sale. The Company's pretax gain on the sale of Vantis was $432 million. The gain was computed based upon Vantis' net assets as of June 15, 1999 and other direct expenses related to the sale. The applicable tax rate on the gain was 40 percent, resulting in an after-tax gain of $259 million.

  As part of the sale of Vantis, the Company negotiated various service contracts with Lattice to continue to provide services to Vantis after the sale. Pursuant to the service contracts, the Company will continue to provide, among other things, wafer fabrication and assembly, test, mark and pack services to Vantis. The Company expects the wafer fabrication and assembly, test, mark and pack service contracts to continue until September 2003. Approximately $43 million of revenue was generated from the above service contracts in 1999.

Note 4: Financial Instruments

Available-for-sale Securities

Available-for-sale securities as of December 26, 1999 and December 27, 1998 were as follows:

                                                           Gross        Gross       Fair
                                                         unrealized  unrealized    market
(Thousands)                                      Cost      gains       losses      value
----------------------------------------------------------------------------------------------
1999
Cash equivalents:
 Commercial paper                              $ 19,505          --       $ (21)  $ 19,484
 Money market funds                             143,000          --          --    143,000
----------------------------------------------------------------------------------------------

   Total cash equivalents                      $162,505          --       $ (21)  $162,484
----------------------------------------------------------------------------------------------

Short-term investments:
 Money market auction rate preferred stocks    $126,700          --          --   $126,700
 Certificates of deposit                         27,454          --       $ (26)    27,428
 Corporate notes                                 30,759          --         (13)    30,746
 Federal agency notes                            61,541          --        (170)    61,371
 Commercial paper                                55,250     $   891          --     56,141
----------------------------------------------------------------------------------------------

   Total short-term investments                $301,704     $   891       $(209)  $302,386
----------------------------------------------------------------------------------------------

Long-term investments:
 Equity investments                            $  6,161     $22,014          --   $ 28,175
 Federal agency notes                             1,907          --       $ (32)     1,875
----------------------------------------------------------------------------------------------

   Total long-term investments                 $  8,068     $22,014       $ (32)  $ 30,050
----------------------------------------------------------------------------------------------

1998
Cash equivalents:
 Commercial paper                              $ 22,434          --       $ (40)  $ 22,394
 Money market funds                             136,408          --          --    136,408
----------------------------------------------------------------------------------------------

   Total cash equivalents                      $158,842          --       $ (40)  $158,802
----------------------------------------------------------------------------------------------

Short-term investments:
 Money market auction rate preferred stocks    $115,500          --          --   $115,500
 Certificates of deposit                        100,230     $    58       $ (50)   100,238
 Treasury notes                                   7,696          --         (18)     7,678
 Corporate notes                                 32,657          30          --     32,687
 Federal agency notes                            34,616          50        (153)    34,513
 Commercial paper                                43,886         704         (89)    44,501
----------------------------------------------------------------------------------------------

   Total short-term investments                $334,585     $   842       $(310)  $335,117
----------------------------------------------------------------------------------------------

Long-term investments:
 Equity investments                            $  7,027     $ 6,265          --   $ 13,292
 Treasury notes                                   2,000           3          --      2,003
----------------------------------------------------------------------------------------------
Total long-term investments                    $  9,027     $ 6,268          --   $ 15,295
----------------------------------------------------------------------------------------------

The Company realized a net gain on the sales of available-for-sale securities of $4.3 million for 1999. The Company did not sell any available-for-sale securities in 1998.

Financial Instruments With Off-balance-sheet Risk

As part of the Company's asset and liability management strategy, AMD uses financial instruments with off-balance-sheet risk to manage financial market risk, including interest rate and foreign exchange risk. The notional amounts, carrying amounts and fair values of these instruments as of December 26, 1999 and December 27, 1998 are included in the table below:

                                      Notional  Carrying     Fair
(Thousands)                            amount    amount      value
----------------------------------------------------------------------
1999
Foreign exchange instruments:
Foreign currency forward contracts    $ 58,690   $  (102)  $   (533)
----------------------------------------------------------------------
1998
Foreign exchange instruments:
Purchased foreign currency
 call option contracts                  75,000       289         45
Purchased foreign currency
 put option contracts                  220,000        --      1,547
Written foreign currency
 call option contracts                 220,000    (3,416)   (13,469)
Foreign currency forward contracts      13,112       (32)       (25)
----------------------------------------------------------------------

The Company used prevailing financial market information and price quotes from certain of its counterparty financial institutions as of the respective dates to obtain the estimates of fair value.

Foreign Exchange Forward Contracts

The Company uses foreign exchange forward contracts to hedge the exposure to currency fluctuations on its foreign currency exposures in its foreign sales subsidiaries, liabilities for products purchased from FASL and fixed asset purchase commitments. The hedging transactions in 1999 were denominated in Italian lira, Japanese yen, French franc, German mark, British pound, Dutch guilder, Thailand baht, Singapore dollar, Swiss franc and European Union euro. The maturities of these contracts were generally less than twelve months.

Foreign Currency Option Contracts

In 1998, the Company entered into an intercompany no-cost collar arrangement to hedge Dresden Fab 30 project costs denominated in U.S. dollars. The no-cost collars included purchased put option contracts and written call option contracts, the contract rates of which were structured so as to avoid payment of any option premium at the time of purchase. In March 1999, the Company entered into various option positions with several third party banks to neutralize the exposure of the outstanding put and call option contracts. As a result, all the options were offset and canceled. As of December 26, 1999, there were no outstanding foreign currency option contracts.

  In 1999, the $75 million foreign currency call option contracts remaining from the $150 million call option contracts purchased in 1997 to hedge our obligations to provide loans to or invest equity in, AMD Saxony also expired.

Fair Value of Other Financial Instruments

The fair value of debt was estimated using discounted cash flow analysis based on estimated interest rates for similar types of borrowing arrangements.

  The carrying amounts and estimated fair values of the Company's other financial instruments are as follows:

                                                                            1999                   1998
                                                                   Carrying      Fair      Carrying      Fair
(Thousands)                                                         amount      value       amount      value
------------------------------------------------------------------------------------------------------------------
Short-term debt:
 Notes payable                                                           --          --  $    6,017  $    6,017
 Current portion of long-term debt (excluding capital leases)    $    5,127  $    4,974     125,283     148,178
Long-term debt (excluding capital leases)                         1,189,110   1,123,945   1,312,303   1,336,768
------------------------------------------------------------------------------------------------------------------

                                      31

Note 5: Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments, trade receivables and financial instruments used in hedging activities.

  The Company places its cash equivalents and short-term investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure with any one financial institution. The Company acquires investments in time deposits and certificates of deposit from banks having combined capital, surplus and undistributed profits of not less than $200 million. Investments in commercial paper and money market auction rate preferred stocks of industrial firms and financial institutions are rated A1, P1 or better, investments in tax-exempt securities including municipal notes and bonds are rated AA, Aa or better, and investments in repurchase agreements must have securities of the type and quality listed above as collateral.

  Concentrations of credit risk with respect to trade receivables are limited because a large number of geographically diverse customers make up the Company's customer base, thus spreading the trade credit risk. The Company controls credit risk through credit approvals, credit limits and monitoring procedures. The Company performs in-depth credit evaluations of all new customers and requires letters of credit, bank guarantees and advance payments, if deemed necessary. The Company's bad debt expenses have not been material.

  The counterparties to the agreements relating to the Company derivative instruments consist of a number of major, high credit quality, international financial institutions. The Company does not believe that there is significant risk of nonperformance by these counterparties because the Company monitors their credit ratings, and limits the financial exposure and the amount of agreements entered into with any one financial institution. While the notional amounts of financial instruments are often used to express the volume of these transactions, the potential accounting loss on these transactions if all counterparties failed to perform is limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the Company's obligations to the counterparties.

Note 6: Income Taxes

Provision (benefit) for income taxes consists of:

(Thousands)                               1999       1998       1997
-------------------------------------------------------------------------
Current:
 U.S. Federal                           $ (7,072)  $  1,706   $(43,053)
 U.S. State and Local                        363      1,772     (1,959)
 Foreign National and Local               14,095     11,505      8,423
Deferred:
 U.S. Federal                            134,050    (89,997)   (12,902)
 U.S. State and Local                     26,178    (16,869)    (7,872)
 Foreign National and Local                 (264)         5      2,208
-------------------------------------------------------------------------
Provision (benefit) for income taxes    $167,350   $(91,878)  $(55,155)
-------------------------------------------------------------------------

Tax benefits generated from stock option deductions in 1999, 1998 and 1997 did not reduce taxes currently payable.

  Deferred income taxes reflect the net tax effects of tax carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 26, 1999 and December 27, 1998 are as follows:

(Thousands)                                      1999        1998
----------------------------------------------------------------------
Deferred tax assets:
 Net operating loss carryovers                $ 231,542   $ 237,767
 Deferred distributor income                     32,759      28,940
 Accrued expenses not currently deductible       28,149      29,462
 Federal and state tax credit carryovers        115,396      92,879
 Other                                           95,660     112,550
----------------------------------------------------------------------
   Total deferred tax assets                    503,506     501,598
 Less: valuation allowance                     (249,116)    (73,243)
----------------------------------------------------------------------
                                                254,390     428,355
----------------------------------------------------------------------
Deferred tax liabilities:
 Depreciation                                  (188,879)   (196,293)
 Other                                          (70,046)    (60,887)
----------------------------------------------------------------------
   Total deferred tax liabilities              (258,925)   (257,180)
----------------------------------------------------------------------
Net deferred tax assets (liabilities)         $  (4,535)  $ 171,175
----------------------------------------------------------------------

The valuation allowance for deferred tax assets increased $176 million in 1999 from 1998 primarily to offset tax benefits from operating losses incurred during 1999. The valuation allowance for deferred tax assets includes $38 million attributable to stock option deductions, the benefit of which will be credited to equity when realized.

  Pretax income from foreign operations was approximately $62 million in 1999. Pretax loss from foreign operations was approximately $36 million in 1998. Pretax income from foreign operations was approximately $10 million in 1997.

  The federal and state tax credit and net operating loss carryovers expire beginning in the year 2002 through 2019.

  The table below displays a reconciliation between statutory federal income taxes and the total benefit for income taxes.

(Thousands except percent)                          Tax       Rate
----------------------------------------------------------------------
1999
Statutory federal income tax expense              $ 25,766     35.0%
State taxes, net of federal benefit                 17,252     23.4
Foreign income at other than U.S. rates             (4,952)    (6.7)
Net operating losses not currently benefitted      126,684    172.1
Other                                                2,600      3.5
----------------------------------------------------------------------
                                                  $167,350    227.3%
----------------------------------------------------------------------
1998
Statutory federal income tax benefit              $(72,598)   (35.0)%
State taxes, net of federal benefit                 (8,000)    (3.9)
Tax-exempt Foreign Sales Corporation income           (940)    (0.5)
Foreign income at other than U.S. rates             (3,949)    (1.9)
Tax credits                                         (6,200)    (3.0)
Other                                                 (191)      --
----------------------------------------------------------------------
                                                  $(91,878)   (44.3)%
----------------------------------------------------------------------
1997
Statutory federal income tax benefit              $(35,291)   (35.0)%
State taxes, net of federal benefit                 (7,500)    (7.4)
Tax-exempt Foreign Sales Corporation income         (1,369)    (1.4)
Foreign income at other than U.S. rates            (10,228)   (10.1)
Tax credits                                         (4,077)    (4.0)
Other                                                3,310      3.2
----------------------------------------------------------------------
                                                  $(55,155)   (54.7)%
----------------------------------------------------------------------

  The Company has made no provision for income taxes on approximately $394 million of cumulative undistributed earnings of certain foreign subsidiaries because it is the Company's intention to permanently invest such earnings. If such earnings were distributed, the Company would accrue additional taxes of approximately $125 million.

Note 7: Debt

Significant elements of revolving lines of credit are:

(Thousands except percent)                                               1999          1998
---------------------------------------------------------------------------------------------------
Committed:
 Three-year secured revolving line of credit                          $  200,000    $  150,000

Uncommitted:
 Portion of unsecured lines of
   credit available to foreign subsidiaries                               71,032        68,980
Amounts outstanding at year-end under lines of credit:
 Short-term                                                                4,831         6,017
Short-term borrowings:
 Average daily borrowings                                                  5,441         5,386
Maximum amount outstanding at any month-end                                6,166         6,017
 Weighted-average interest rate                                             0.76%         1.18%
 Average interest rate on amounts
   outstanding at year-end                                                  0.78%         1.06%
---------------------------------------------------------------------------------------------------

  Interest on foreign and short-term domestic borrowings is negotiated at the time of the borrowing.

  Information with respect to the Company's long-term debt, capital lease obligations and other at year-end is:

(Thousands)                                                                    1999          1998
-------------------------------------------------------------------------------------------------------
6% Convertible Subordinated Notes with
 interest payable semiannually and
 principal due in April 2005                                             $  517,500    $  517,500
11% Senior Secured Notes with interest payable
 semiannually and principal due on
 August 1, 2003, secured by the Fab 25
 facility and equipment                                                     400,000       400,000
Term loans under the Dresden Loan Agreement
 with weighted-average interest of 5.39% and
 principal due between February 2001 and
 December 2004, secured by the Dresden Fab 30
 facility and equipment                                                     270,374       299,679
Secured term loan with interest at LIBOR plus
 2.5% (8.06% as of December 27, 1998)
 payable quarterly and principal payable quarterly
 from October 1998 through May 2000,
 secured by the Fab 25 facility and equipment                                    --       218,750
Obligations under capital leases                                             27,805        42,812
Mortgage with principal and 9.88% interest payable
 in monthly installments through April 2007                                   1,532         1,657
-------------------------------------------------------------------------------------------------------
                                                                          1,217,211     1,480,398
Other                                                                       257,697        37,582
-------------------------------------------------------------------------------------------------------
                                                                          1,474,908     1,517,980
Less: current portion                                                       (47,626)     (145,564)
-------------------------------------------------------------------------------------------------------
Long-term debt, capital lease obligations
 and other, less current portion                                         $1,427,282    $1,372,416
-------------------------------------------------------------------------------------------------------

The 1996 syndicated bank loan agreement (the Credit Agreement) provided for a $150 million three-year secured revolving line of credit and a $250 million four-year secured term loan. On June 25, 1999, the Company terminated the secured revolving line of credit. On July 13, 1999, the Company replaced the Credit Agreement with a new Loan and Security Agreement (the Loan Agreement) with a consortium of banks led by Bank of America. On July 30, 1999, the Company repaid the outstanding principal balance of $86 million on the secured term loan and terminated the Credit Agreement. Under the Loan Agreement, which provides for a four-year secured revolving line of credit of up to $200 million, the Company can borrow, subject to amounts which may be set aside by the lenders, up to 85 percent of its eligible accounts receivable from Original Equipment Manufacturers (OEMs) and 50 percent of its eligible accounts receivable from distributors. The Company must comply with certain financial covenants if the levels of domestic cash it holds declines to certain levels, or the amount of borrowing under the Loan Agreement rises to certain levels. The Company's obligations under the Loan Agreement are secured by a pledge of most of its accounts receivable, inventory, general intangibles and the related proceeds. As of December 26, 1999, the Company had not borrowed any funds under the Loan Agreement.

  In May 1998, the Company sold $517.5 million of Convertible Subordinated Notes due May 15, 2005 under its $1 billion shelf registration declared effective by the Securities and Exchange Commission on April 20, 1998. Interest on the Convertible Subordinated Notes accrues at the rate of six percent per annum and is payable semiannually in arrears on May 15 and November 15 of each year, commencing November 15, 1998. The Convertible Subordinated Notes are redeemable at the Company's option on and after May 15, 2001. The Notes are convertible at the option of the holder at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased, into shares of common stock at a conversion price of $37.00 per share, subject to adjustment in certain circumstances.

  Included in other is $221 million of deferred grants and subsidies related to the Dresden Fab 30 project. See Note 2. Also included in other is a deferred gain of $32 million as of December 26, 1999, as a result of the sale and leaseback of the Company's corporate marketing, general and administrative facility in 1998. The Company is amortizing the deferred gain ratably over the lease term, which is 20 years. See Note 12.

  For each of the next five years and beyond, the Company's long-term debt and capital lease obligations are:

                                       Long-term debt   Capital
(Thousands)                           (Principal only)   leases
------------------------------------------------------------------
2000                                       $    5,127   $13,756
2001                                           46,517     9,352
2002                                          154,684     4,197
2003                                          456,853     3,374
2004                                           13,097       916
Beyond 2004                                   517,959        --
------------------------------------------------------------------
Total                                       1,194,237    31,595
Less: amount representing interest                 --    (3,790)
------------------------------------------------------------------
Total at present value                     $1,194,237   $27,805
------------------------------------------------------------------

Obligations under the lease agreements are collateralized by the assets leased. The Company leased assets totaling approximately $64 million and $97 million as of December 26, 1999 and December 27, 1998, respectively. Accumulated amortization of these leased assets was approximately $39 million and $60 million as of December 26, 1999 and December 27, 1998, respectively.

  The above debt agreements limit the Company and its subsidiaries' ability to engage in various transactions and require satisfaction of specified financial performance criteria. As of December 26, 1999, the Company was in compliance with all restrictive covenants of such debt agreements and all retained earnings were restricted as to payments of cash dividends on common stock.

  Under certain circumstances, cross-defaults result under the Convertible Subordinated Notes, the Indenture for the Senior Secured Notes and the Dresden Loan Agreements, which consist of a loan agreement and other related agreements between AMD Saxony and a consortium of banks led by Dresdner Bank AG.

Note 8: Interest Expense & Interest Income and Other, Net

Interest Expense

(Thousands)                                                    1999       1998       1997
----------------------------------------------------------------------------------------------
Total interest charges                                       $116,255   $ 96,206   $ 74,716
Less: interest capitalized                                    (47,002)   (29,712)   (29,440)
----------------------------------------------------------------------------------------------
 Interest expense                                            $ 69,253   $ 66,494   $ 45,276
----------------------------------------------------------------------------------------------

In 1999 and 1998, interest expense primarily consisted of interest incurred on the Company's Senior Secured Notes sold in August 1996, interest on the Company's Convertible Subordinated Notes sold in May 1998 and interest on the Company's $250 million four-year secured term loan, net of interest capitalized primarily related to the facilitization of Fab 25 and Fab 30. In 1997, interest expense primarily consisted of interest expense incurred on the Company's Senior Secured Notes sold in August 1996 and interest on the Company's $250 million four-year secured term loan, net of interest capitalized primarily related to the second phase of construction of Fab 25 and Dresden Fab 30.

Interest Income and Other, Net

(Thousands)                         1999     1998     1997
--------------------------------------------------------------
Interest income                   $26,461  $31,478  $28,975
Other income, net                   5,274    2,729    6,122
--------------------------------------------------------------
                                  $31,735  $34,207  $35,097
--------------------------------------------------------------

Other income consists of gains from the sales of investments, other assets and fixed assets.

Note 9: Segment Reporting

For purposes of the disclosure required by the Statement of Financial Accounting Standards SFAS 131, the Company operated in two reportable segments in the first half of 1999, and in 1998 and 1997: (1) the AMD segment and (2) through June 15, 1999, the Vantis segment. The Company's reportable segments were organized as discrete and separate functional units with separate management teams and separate performance assessment and resource allocation processes. The AMD segment produces microprocessors, core logic products, Flash memory devices, EPROMs, telecommunication products, networking products and embedded processors. The Vantis segment produced complex and simple, high performance complementary metal oxide semiconductor (CMOS) programmable logic devices (PLDs).

  The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance and allocates resources based on segment operating income (loss).

  The AMD segment did not have intersegment sales prior to the fourth quarter of 1997. The Vantis segment did not have intersegment sales for any of the years presented below.

(Thousands)                                           1999         1998         1997
-----------------------------------------------------------------------------------------
Net sales:
 AMD segment
   External customers                             $2,770,912   $2,337,144   $2,113,276
   Intersegment                                       32,626       88,455       25,896
-----------------------------------------------------------------------------------------
                                                   2,803,538    2,425,599    2,139,172
 Vantis segment external customers                    86,692      204,997      243,099
 Elimination of intersegment sales                   (32,626)     (88,455)     (25,896)
-----------------------------------------------------------------------------------------
   Net sales                                      $2,857,604   $2,542,141   $2,356,375
-----------------------------------------------------------------------------------------
Segment income (loss):
 AMD segment                                      $ (326,555)  $ (185,242)  $ (127,406)
 Vantis segment                                        5,639       21,600       36,753
-----------------------------------------------------------------------------------------
   Total operating loss                             (320,916)    (163,642)     (90,653)
 Gain on sale of Vantis                              432,059           --           --
 Litigation settlement                                    --      (11,500)          --
 Interest income and other, net                       31,735       34,207       35,097
 Interest expense                                    (69,253)     (66,494)     (45,276)
 Benefit (provision) for income taxes               (167,350)      91,878       55,155
 Equity in net income of FASL (AMD segment)            4,789       11,591       24,587
-----------------------------------------------------------------------------------------
   Net loss                                       $  (88,936)  $ (103,960)  $  (21,090)
-----------------------------------------------------------------------------------------
Total assets:
 AMD segment
   Assets excluding investment in FASL            $4,104,090   $3,881,268   $3,187,506
   Investment in FASL                                273,608      236,820      204,031
-----------------------------------------------------------------------------------------
                                                   4,377,698    4,118,088    3,391,537
 Vantis segment assets                                    --      134,880      123,734
-----------------------------------------------------------------------------------------
   Total assets                                   $4,377,698   $4,252,968   $3,515,271
-----------------------------------------------------------------------------------------
Expenditures for long-lived assets:
 AMD segment                                      $  613,631   $  993,679   $  683,346
 Vantis segment                                        6,141        2,491        1,754
-----------------------------------------------------------------------------------------
   Total expenditures for long-lived assets       $  619,772   $  996,170   $  685,100
-----------------------------------------------------------------------------------------
Depreciation and amortization expense:
 AMD segment                                      $  513,247   $  463,719   $  390,577

 Vantis segment                                        2,273        3,802        3,888
-----------------------------------------------------------------------------------------
   Total depreciation and amortization expense    $  515,520   $  467,521   $  394,465
-----------------------------------------------------------------------------------------

The Company's operations outside the United States include both manufacturing and sales. The Company's manufacturing subsidiaries are located in Germany, Malaysia, Thailand, Singapore and China. Its sales subsidiaries are in Europe, Asia Pacific and Brazil.

  The following is a summary of operations by entities within geographic areas for the three years ended December 26, 1999:

(Thousands)                        1999        1998        1997
-------------------------------------------------------------------
Sales to external customers:
 United States                  $1,131,983  $1,148,610  $1,024,718
 Europe                            835,673     730,189     683,360
 Asia Pacific                      889,948     663,342     648,297
-------------------------------------------------------------------
                                $2,857,604  $2,542,141  $2,356,375
-------------------------------------------------------------------
Long-lived assets:
 United States                  $1,469,412  $1,718,435  $1,705,084
 Germany                           812,773     333,851     102,810
 Other Europe                        3,847       3,927       3,735
 Asia Pacific                      237,204     212,255     179,060
-------------------------------------------------------------------
                                $2,523,236  $2,268,468  $1,990,689
-------------------------------------------------------------------

Sales to external customers are based on the customer's billing location. Long-lived assets are those assets used in each geographic area.

  The Company markets and sells its products primarily to a broad base of customers comprised of distributors and Original Equipment Manufacturers (OEMs) of computation and communication equipment. One of the Company's OEMs accounted for approximately 13 and 12 percent of 1999 and 1998 net sales, respectively. One of the Company's distributors accounted for approximately 12 percent of 1997 net sales.

Note 10: Stock-Based Benefit Plans

Stock Option Plans. The Company has several stock option plans under which key employees have been granted incentive (ISOs) and nonqualified (NSOs) stock options to purchase the Company's common stock. Generally, options vest and become exercisable over the four years from the date of grant and expire five to ten years after the date of grant. ISOs granted under the plans have exercise prices of not less than 100 percent of the fair market value of the common stock on the date of grant. Exercise prices of NSOs range from $0.01 to the fair market value of the common stock on the date of grant. As of December 26, 1999, 2,884 employees were eligible and participating in the plans.

  In 1998, the Compensation Committee of the Company's Board of Directors approved a stock option repricing program pursuant to which the Company's employees (excluding officers and vice presidents) could elect to cancel certain unexercised stock options in exchange for new stock options with an exercise price of $19.43, which was equal to 20 percent above the closing price of the Company's common stock on the New York Stock Exchange on September 10, 1998. Approximately two million options were eligible for repricing, of which the Company repriced approximately 1.7 million. The Company extended the vesting schedules and expiration dates of repriced stock options by one year.

  The following is a summary of stock option activity and related information (the repriced options are shown as canceled and granted options in 1998 when they were repriced):

                                       1999                              1998                              1997
                                Number       Weighted-average      Number    Weighted-average       Number     Weighted-average
(Shares in thousands)         of shares       exercise price     of shares    exercise price      of shares     exercise price
-----------------------------------------------------------------------------------------------------------------------------------
Options:
 Outstanding at beginning
  of year                       20,275             $ 16.71         17,780        $17.07             18,651             $12.17
 Granted                         4,903               16.70          6,555         19.84              3,392              34.33
 Canceled                       (2,355)              20.90         (2,666)        31.17               (782)             16.05
 Exercised                      (1,829)              10.91         (1,394)         8.38             (3,481)              8.03
---------------------------------------                            -------                          -------
 Outstanding at end of year     20,994               16.74         20,275         16.71             17,780              17.07
-----------------------------------------------------------------------------------------------------------------------------------

 Exercisable at end of year     10,704               15.93          9,697         14.60              8,299              13.28
 Available for grant at
   beginning of year             5,653                                966                            3,845
 Available for grant at end
   of year                       3,057                              5,653                              966
----------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about options outstanding as of December 26, 1999.

(Shares in thousands)                       Options outstanding                                          Options exerciseable
--------------------------------------------------------------------------------------------------------------------------------
                                             Weighted-average
Range of                        Number     remaining contractual   Weighted-average        Number           Weighted-average
exercise prices               of shares        life (years)         exercise price       of shares           exercise price
--------------------------------------------------------------------------------------------------------------------------------
$ 0.01 - $13.00                 5,530             4.44                  $ 9.89              4,768                 $10.31
 13.38 -  16.44                 7,267             7.62                   15.25              2,843                  14.42
 16.50 -  22.38                 5,561             8.64                   18.77              1,404                  18.77
 22.56 -  43.25                 2,636             6.74                   30.92              1,689                  31.98
                               ------                                                      ------
$ 0.01 - $43.25                20,994             6.94                   16.74             10,704                  15.93
--------------------------------------------------------------------------------------------------------------------------------

Stock Purchase Plan. The Company has an employee stock purchase plan (ESPP) that allows participating U.S. employees to purchase, through payroll deductions, shares of our common stock at 85 percent of the fair market value at specified dates. As of December 26, 1999, 1,566,766 common shares remained available for issuance under the plan. A summary of stock purchased under the plan is shown below:

(Thousands except employee participants)       1999     1998     1997
-----------------------------------------------------------------------
Aggregate purchase price                    $13,294  $14,949  $14,470
Shares purchased                                861      952      673
Employee participants                         2,273    3,037    3,046
-----------------------------------------------------------------------

Stock Appreciation Rights. The Company may grant stock appreciation rights
(SARs) to key employees under the 1992 stock incentive plan. The number of SARs exercised plus common stock issued under the stock option plans may not exceed the number of shares authorized under the stock option plans. The Company may grant SARs in tandem with outstanding stock options, in tandem with future stock option grants or independently of any stock options. Generally, the terms of SARs granted under the plan are similar to those of options granted under the stock option plans, including exercise prices, exercise dates and expiration dates. To date, the Company has granted only limited SARs, which become exercisable in the event of certain changes in control of AMD.

Restricted Stock Awards. The Company established the 1987 restricted stock award plan under which the Company was authorized to issue up to two million shares of common stock to employees, subject to terms and conditions determined at the discretion of the Board of Directors. The Company entered into agreements to issue 15,000 shares in 1997. The 1987 plan expired in 1997. To date, the Company has canceled agreements covering 316,239 shares without issuance and the Company has issued 1,874,922 shares pursuant to prior agreements. As of December 26, 1999, agreements covering 46,051 shares were outstanding. Outstanding awards vest under varying terms within five years.

  In 1998, the Company adopted the 1998 stock incentive plan under which the Company was authorized to issue one million shares of common stock to employees who are not covered by Section 16 of the Securities Exchange Act of 1934, as amended (the Exchange Act), subject to terms and conditions determined at the discretion of the Board of Directors. During the fiscal year, the Company issued 90,900 shares. As of December 26, 1999, all the shares issued were outstanding.

Shares Reserved for Issuance. The Company had a total of approximately 40,245,000 shares of common stock reserved as of December 26, 1999 for issuance related to our Convertible Subordinated Notes, the employee stock option plans, the ESPP and the restricted stock awards.

Stock-Based Compensation. As permitted under SFAS 123, the Company has elected to follow APB 25 and related Interpretations in accounting for stock-based awards to employees. Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS 123 for awards granted after December 31, 1994, as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The Company estimated the fair value of its stock-based awards to employees using a Black-Scholes option pricing model. The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because our stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our stock-based awards to employees. The fair value of our stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

                                           Options                    ESPP
                                    1999     1998     1997    1999    1998    1997
-------------------------------------------------------------------------------------
Expected life (years)               3.45      3.33    3.35    0.25    0.25    0.25
Expected stock price volatility    68.72%    64.34%  54.69%  67.10%  76.09%  68.41%
Risk-free interest rate             5.48%     5.42%   6.21%   4.77%   5.18%   5.37%
-------------------------------------------------------------------------------------

For pro forma purposes, the estimated fair value of our stock-based awards to employees is amortized over the options' vesting period (for options) and the three-month purchase period (for stock purchases under the ESPP). Pro forma information follows:

(Thousands except per share amounts)       1999        1998       1997
--------------------------------------------------------------------------
Net loss--as reported                   $ (88,936)  $(103,960)  $(21,090)
Net loss--pro forma                      (122,497)   (129,721)   (44,304)
Basic and diluted net loss
 per share--as reported                     (0.60)      (0.72)     (0.15)
Basic and diluted net loss
 per share--pro forma                       (0.83)      (0.90)     (0.32)
--------------------------------------------------------------------------

Because SFAS 123 is applicable only to awards granted subsequent to December 31, 1994, its pro forma effect was not fully reflected until 1999. The Company granted a total of 4,701,114 stock-based awards during 1999 with exercise prices equal to the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these awards were $17.15 and $8.80, respectively. The Company granted a total of 7,625 stock-based awards during 1999 with exercise prices greater than the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these awards were $23.83 and $0.07, respectively. The Company granted a total of 193,966 stock-based awards during 1999 with exercise prices less than the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these awards were $5.51 and $15.31, respectively. The Company granted a total of 4,342,824 stock-based awards during 1998 with exercise prices equal to the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these awards were $20.16 and $9.80, respectively. The Company granted a total of 2,060,591 stock-based awards during 1998 with exercise prices greater than the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these awards were $20.44 and $3.51, respectively. The Company granted a total of 150,990 stock-based awards during 1998 with exercise prices less than market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these awards were $3.36 and $17.88, respectively.

  The weighted-average fair value of stock purchase rights during 1999, 1998 and 1997 was $4.77 per share, $6.21 per share and $8.42 per share, respectively.

Note 11: Other Employee Benefit Plans

Profit Sharing Program. The Company had a profit sharing program to which the Board of Directors authorized semiannual contributions. Effective January 2000, profit sharing is based on the Company's quarterly results, instead of semi-annual results, and payable quarterly to eligible employees. There were no profit sharing contributions in 1999. Profit sharing contributions were approximately $5 million in 1998 and $4 million in 1997.

Retirement Savings Plan. The Company has a retirement savings plan, commonly known as a 401(k) plan, that allows participating United States employees to contribute from one percent to 15 percent of their pretax salary subject to I.R.S. limits. Before December 26, 1999, the Company made a matching contribution calculated at 50 cents on each dollar of the first three percent of participant contributions, to a maximum of 1.5 percent of eligible compensation. After December 26, 1999, the Company revised the contribution rate and contributes 50 cents on each dollar of the first six percent of participants' contributions, to a maximum of three percent of eligible compensation. The contributions to the 401(k) plan were approximately $5 million in 1999 and $5 million in both 1998 and 1997.

Note 12: Commitments

The Company leases certain of its facilities under agreements which expire at various dates through 2018. The Company also leases certain of its manufacturing and office equipment for terms ranging from one to five years. Rent expense was approximately $52 million, $54 million and $48 million in 1999, 1998 and 1997, respectively.

  For each of the next five years and beyond, noncancelable long-term operating lease obligations and commitments to purchase manufacturing supplies and services are as follows:

                                        Operating                 Purchase
 (Thousands)                             leases                  commitments
------------------------------------------------------------------------------
2000                                     $ 43,462                   $ 50,579
2001                                       34,267                     38,938
2002                                       32,395                     11,226
2003                                       26,821                      5,245
2004                                       25,075                      5,091
Beyond 2004                               198,467                     14,843
------------------------------------------------------------------------------
                                         $360,487                   $125,922
------------------------------------------------------------------------------

The operating lease of the Company's corporate marketing, general and administrative facility expired in December 1998. At the end of the lease term, the Company was obligated to either purchase the facility or to arrange for its sale to a third party with a guarantee of residual value to the seller equal to the option purchase price. In December 1998, the Company arranged for the sale of the facility to a third party and leased it back under a new operating lease. The Company has deferred the gain and is amortizing it over a period of 20 years, the life of the lease. The lease expires in December 2018. At the beginning of the fourth lease year and every three years thereafter, the rent will be adjusted by 200% of the cumulative increase in the consumer price index over the prior three-year period.

  In addition to the purchase commitments above, the Company had commitments of approximately $2.6 million for the construction or acquisition of additional property, plant and equipment as of December 26, 1999.

  AMD Saxony has constructed and is installing equipment in Dresden Fab 30. AMD, the Federal Republic of Germany, the State of Saxony and a consortium of banks are supporting the project. In March 1997, AMD Saxony entered into the Dresden Loan Agreements which provide for the funding of the construction and facilitization of Dresden Fab 30. The funding consists of:

 .   equity, subordinated loans and loan guarantees from AMD;
 .   loans from a consortium of banks; and
 .   grants, subsidies and loan guarantees from the Federal Republic of Germany and the State of Saxony.

  The Dresden Loan Agreements, which were amended in February 1998 to reflect upgrades in wafer production technology as well as the decline in the deutsche mark relative to the U.S. dollar, require that the Company partially fund Dresden Fab 30 project costs in the form of subordinated loans to, or equity investments in, AMD Saxony. In accordance with the terms of the Dresden Loan Agreements, the Company has invested $421 million as of December 26, 1999 in the form of subordinated loans and equity in AMD Saxony (denominated in both deutsche marks and U.S. dollars).

  In addition to AMD's support, the consortium of banks referred to above has made available $850 million in loans (denominated in deutsche marks) to AMD Saxony to help fund Dresden Fab 30 project costs. AMD Saxony had $270 million of such loans outstanding as of December 26, 1999.

  Finally, the Federal Republic of Germany and the State of Saxony are supporting the Dresden Fab 30 project, in accordance with the Dresden Loan Agreements, in the form of:

 .   guarantees of 65 percent of AMD Saxony bank debt up to a maximum amount of
    $850 million;
 .   capital investment grants and allowances totaling $287 million; and
 .   interest subsidies totaling $156 million.

  Of these amounts (which are all denominated in deutsche marks), AMD Saxony has received $275 million in capital investment grants and $23 million in interest subsidies as of December 26, 1999.

  The Dresden Loan Agreements also require that the Company:

 .   provide interim funding to AMD Saxony if either the remaining capital investment allowances or the remaining interest subsidies are delayed, which will be repaid to AMD as AMD Saxony receives the grants or subsidies from the State of Saxony;

 .   fund shortfalls in government subsidies resulting from any default under the subsidy agreements caused by AMD Saxony or its affiliates;

 .   guarantee a portion of AMD Saxony's obligations under the Dresden Loan
Agreement up to a maximum of $112 million (denominated in deutsche marks) until Dresden Fab 30 has been completed;

 .   fund certain contingent obligations including various obligations to fund project cost overruns, if any; and

 .   make funds available to AMD Saxony, after completion of Dresden Fab 30, up to approximately $75 million (denominated in deutsche marks) if AMD Saxony does not meet its fixed charge coverage ratio covenant.

  Because the amounts under the Dresden Loan Agreements are denominated in deutsche marks, the dollar amounts set forth herein are subject to change based on applicable conversion rates. At the end of 1999, the exchange rate was approximately 1.94 deutsche marks to 1 U.S. dollar (which the Company used to calculate the amounts denominated in deutsche marks).

  In December 1995, the Company signed a five-year, comprehensive cross-license agreement with Intel. The cross-license is royalty-bearing for the Company's products that use certain Intel technologies. The Company is required to pay Intel minimum nonrefundable royalties through 2000.

Note 13: Investment in Joint Venture

In 1993, the Company formed a joint venture (FASL) with Fujitsu Limited for the development and manufacture of non-volatile memory devices. FASL operates advanced IC manufacturing facilities in Aizu-Wakamatsu, Japan, to produce Flash memory devices. The Company's share of FASL is 49.992 percent and the investment is being accounted for under the equity method. The Company's share of FASL net income during 1999 was $5 million, net of income taxes of approximately $3 million. As of December 26, 1999, the cumulative adjustment related to the translation of the FASL financial statements into U.S. dollars resulted in an increase of approximately $7 million to the investment in FASL. The following tables present the significant FASL related party transactions and balances:

Three years ended December 26, 1999 (Thousands)            1999      1998      1997
--------------------------------------------------------------------------------------
Royalty income                                         $ 23,214  $ 21,136  $ 19,322
Purchases                                               264,344   211,640   242,161
--------------------------------------------------------------------------------------

December 26, 1999 and December 27, 1998 (Thousands)        1999      1998
--------------------------------------------------------------------------------------
Royalty receivable                                     $  6,601  $  6,027
Accounts payable                                         35,701    39,424
--------------------------------------------------------------------------------------

Pursuant to a cross-equity provision between the Company and Fujitsu, the Company purchased and owned 0.5 million shares of Fujitsu Limited common stock as of December 26, 1999. Under the same provision, Fujitsu Limited purchased 4.5 million shares of the Company's common stock, of which 0.5 million shares were purchased in 1999.

  In the third quarter of 1997, FASL completed construction of the building for a second Flash memory device wafer fabrication facility, FASL II, at a site contiguous to the existing FASL facility in Aizu-Wakamatsu, Japan. Equipment installation is in progress and the facility is expected to cost approximately $1 billion (denominated in yen) when fully equipped. Capital expenditures for FASL II construction to date have been funded by cash generated from FASL operations and local borrowings by FASL. To the extent that FASL is unable to secure the necessary funds for FASL II, the Company may be required to contribute cash or guarantee third-party loans in proportion to our 49.992 percent interest in FASL. As of December 26, 1999, the Company had loan guarantees of $2 million (denominated in yen) outstanding with respect to such loans. At the end of 1999, the exchange rate was approximately 103.51 yen to 1 U.S. dollar (which was used to calculated the amounts denominated in yen).

  The following is condensed financial data of FASL:

Three years ended December 26, 1999 (Thousands)            1999      1998      1997
------------------------------------------------------------------------------------
Net sales                                              $501,797  $427,140  $423,251
Gross profit                                             20,415    25,432   105,691
Operating income                                         17,724    20,758    94,863
Net income                                                9,977    13,104    46,000
------------------------------------------------------------------------------------

December 26, 1999 and December 27, 1998 (Thousands)        1999      1998
------------------------------------------------------------------------------------
Current assets                                         $166,391  $118,140
Non-current assets                                      594,031   640,040
Current liabilities                                     206,532   278,309
Non-current liabilities                                   1,488     1,774
------------------------------------------------------------------------------------

The Company's share of the above FASL net income differs from the equity in net income of joint venture reported on the consolidated statements of operations. The difference is due to adjustments resulting from the related party relationship between FASL and the Company which are reflected on the Company's consolidated statements of operations.

Note 14: Restructuring and Other Special Charges

In 1999, restructuring and other special charges were $38 million. These charges were the result of the Company's efforts to better align its cost structure with the expected revenue growth rates. The restructuring efforts resulted in non-cash charges for the following:

 .   closure of a submicron development laboratory facility in the SDC;
 .   write-off of equipment in the Submicron Development Center (SDC);
 .   write-off of equipment taken out of service in Fab 25, our integrated circuit (IC) manufacturing facility located in Austin, Texas, related to the 0.35-micron wafer fabrication process; and write-off of capitalized costs related to discontinued system projects.

  Cash charges consisted of:

 .   severance and employee benefits for 178 terminated employees in the
Information Technology department, the SDC and certain sales offices;
 .   costs for leases of vacated and unused sales offices; and
 .   costs for the disposal of equipment taken out of service in the SDC.

  The restructuring and other special charges for the year ended December 26, 1999 are reflected in the table below.

  The Company anticipates that the accruals for sales office facilities will be utilized over the period through lease termination in the second quarter of 2002. The remaining accruals for the disposal costs for equipment that have been taken out of service will be fully discharged by the end of the first quarter of 2000.

                                    Severance and                                 Equipment       Discontinued
(Thousands)                       employee benefits   Facilities   Equipment   disposal costs   system projects     Total
----------------------------------------------------------------------------------------------------------------------------
Q1 99 charges                               $   779         $ --    $  8,148          $    --           $ 6,089   $ 15,016
Non-cash charges                                 --           --      (8,148)              --            (6,089)   (14,237)
----------------------------------------------------------------------------------------------------------------------------
Accruals at March 28, 1999                      779           --          --               --                --        779
Q2 99 charges                                 2,245          968      10,801            3,500                --     17,514
Cash charges                                 (1,360)          --          --               --                --     (1,360)
Non-cash charges                                 --           --     (10,801)              --                --    (10,801)
----------------------------------------------------------------------------------------------------------------------------
Accruals at June 27, 1999                     1,664          968          --            3,500                --      6,132
Cash charges                                 (1,664)         (35)         --           (1,067)               --     (2,766)
----------------------------------------------------------------------------------------------------------------------------
Accruals at September 26, 1999                   --          933          --            2,433                --      3,366
Q4 99 charges                                    --           --       4,820              880                --      5,700
Cash charges                                     --          (21)         --             (870)               --       (891)
Non-cash charges                                 --           --      (4,820)              --                --     (4,820)
----------------------------------------------------------------------------------------------------------------------------
Accruals at December 26, 1999               $    --         $912    $     --          $ 2,443           $    --   $  3,355
----------------------------------------------------------------------------------------------------------------------------

Note 15: Contingencies

I. Litigation

Ellis Investment Co., Ltd., et al v. AMD, et al. Between March 10, 1999 and April 22, 1999, AMD and certain individual officers of AMD were named as defendants in a number of lawsuits that have been consolidated under Ellis Investment Co., Ltd., et al v. Advanced Micro Devices, Inc., et al. The class action complaints allege various violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. Most of the complaints purportedly were filed on behalf of all persons, other than the defendants, who purchased or otherwise acquired common stock of AMD during the period from October 6, 1998 to March 8, 1999. Two of the complaints allege a class period from July 13, 1998 to March 9, 1999. All of the complaints allege that materially misleading statements and/or material omissions were made by AMD and certain individual officers of AMD concerning design and production problems relating to high-speed versions of the AMD-K6-2 and AMD-K6-III microprocessors. Based upon information presently known to management, the Company does not believe that the ultimate resolution of these lawsuits will have a material adverse effect on the Company's financial condition.

II. Environmental Matters

Clean-up Orders. Since 1981, the Company has discovered, investigated and begun remediation of three sites where releases from underground chemical tanks at our facilities in Santa Clara County, California, adversely affected the groundwater. The chemicals released into the groundwater were commonly in use in the semiconductor industry in the wafer fabrication process prior to 1979. At least one of the released chemicals (which the Company no longer uses) has been identified as a probable carcinogen.

  In 1991, the Company received four Final Site Clean-up Requirements Orders from the California Regional Water Quality Control Board, San Francisco Bay Region, relating to the three sites. One of the orders named us as well as TRW Microwave, Inc. and Philips Semiconductors Corporation. In January 1999, the Company entered into a settlement agreement with Philips whereby Philips will assume costs allocated to us under this order, although the Company would be responsible for these costs in the event that Philips does not fulfill its obligations under the settlement agreement. Another of the orders named AMD as well as National Semiconductor Corporation.

  The three sites in Santa Clara County are on the National Priorities List (Superfund). If the Company fails to satisfy federal compliance requirements or inadequately performs the compliance measures, the government (1) can bring an action to enforce compliance or (2) can undertake the desired response actions itself and later bring an action to recover its costs, and penalties, which is up to three times the costs of clean-up activities, if appropriate. The statute of limitations has been tolled on the claims of landowners adjacent to the Santa Clara County Superfund sites for causes of action such as negligence, nuisance and trespass.

  The Company has computed and recorded the estimated environmental liability in accordance with applicable accounting rules and has not recorded any potential insurance recoveries in determining the estimated costs of the cleanup. The amount of environmental charges to earnings has not been material during any of the last three fiscal years. The Company believes that the potential liability, if any, in excess of amounts already accrued with respect to the foregoing environmental matters will not have a material adverse effect on the Company's financial condition or results of operations.

  The Company received a notice dated October 14, 1998 from the Environmental Protection Agency (EPA) indicating that the EPA has determined AMD to be a potentially responsible party that arranged for disposal of hazardous substances at a site located in Santa Barbara County, California. The Company is currently in settlement discussions with the EPA and believes that any settlement will not have a material adverse effect on the Company's financial condition or results of operations.

III. Other Matters

The Company is a defendant or plaintiff in various other actions which arose in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition or results of operations.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Advanced Micro Devices, Inc.

  We have audited the accompanying consolidated balance sheets of Advanced Micro Devices, Inc. as of December 26, 1999 and December 27, 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 26, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advanced Micro Devices, Inc. at December 26, 1999 and December 27, 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 26, 1999, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

San Jose, California
January 14, 2000

SUPPLEMENTARY FINANCIAL DATA


1999 and 1998 by Quarter (Unaudited)
(Thousands except per share and market price amounts)  1999                                              1998
---------------------------------------------------------------------------------------------------------------------------------
                                 Dec. 26      Sept. 26     June 27      Mar. 28      Dec. 27    Sept. 27     June 28     Mar. 29
---------------------------------------------------------------------------------------------------------------------------------
Net sales                       $968,710     $ 662,192    $ 595,109    $ 631,593    $788,820    $685,927    $ 526,538   $ 540,856
Expenses:
 Cost of sales                   581,545       474,119      458,339      450,431     481,987     422,985      390,140     423,591
 Research and development        150,936       157,626      167,278      159,946     156,459     143,665      139,158     128,120
 Marketing, general and
   administrative                158,803       129,437      124,520      127,310     120,498     109,768      101,198      88,214
 Restructuring and other
   special charges                 5,700            --       17,514       15,016          --          --           --          --
---------------------------------------------------------------------------------------------------------------------------------
                                 896,984       761,182      767,651      752,703     758,944     676,418      630,496     639,925
---------------------------------------------------------------------------------------------------------------------------------

Operating income (loss)           71,726       (98,990)    (172,542)    (121,110)     29,876       9,509     (103,958)    (99,069)
Gain on sale of Vantis                --            --      432,059           --          --          --           --          --
Litigation settlement                 --            --           --           --          --          --           --     (11,500)
Interest income and other, net     6,958         6,757        7,252       10,768      10,037      10,071        8,518       5,581
Interest expense                 (12,370)      (18,033)     (18,087)     (20,763)    (15,177)    (21,182)     (17,663)    (12,472)
---------------------------------------------------------------------------------------------------------------------------------

Income (loss) before
 income taxes and
 equity in joint venture          66,314      (110,266)     248,682     (131,105)     24,736      (1,602)    (113,103)   (117,460)
Provision (benefit) for
 income taxes                         --            --      172,823       (5,473)       (136)       (635)     (44,110)    (46,997)
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before equity
 in joint venture                 66,314      (110,266)      75,859     (125,632)     24,872        (967)     (68,993)    (70,463)
Equity in net income (loss)
 of joint venture                 (1,234)        4,721        4,037       (2,735)     (2,551)      1,973        4,433       7,736
---------------------------------------------------------------------------------------------------------------------------------

Net income (loss)               $ 65,080     $(105,545)   $  79,896    $(128,367)   $ 22,321    $  1,006    $ (64,560)  $ (62,727)
=================================================================================================================================

Net income (loss) per share:
 Basic                          $   0.44     $   (0.72)   $    0.54    $   (0.88)   $   0.15    $   0.01    $   (0.45)  $   (0.44)
---------------------------------------------------------------------------------------------------------------------------------

 Diluted                        $   0.43     $   (0.72)   $    0.53    $   (0.88)   $   0.15    $   0.01    $   (0.45)  $   (0.44)
---------------------------------------------------------------------------------------------------------------------------------

Shares used in per share
 calculation:
 Basic                           148,029       147,388      146,947      145,909     144,926     143,915      143,462     142,503
---------------------------------------------------------------------------------------------------------------------------------

 Diluted                         152,750       147,388      149,540      145,909     149,949     146,642      143,462     142,503
---------------------------------------------------------------------------------------------------------------------------------
Common stock market price
 range:
 High                           $  31.75     $   23.25    $   21.63    $   31.88    $  32.00    $  20.94    $   30.50   $   25.13
 Low                            $  16.44     $   16.13    $   14.75    $   15.69    $  14.00    $  13.00    $   16.88   $   17.13
=================================================================================================================================

Financial summary


Five Years Ended December 26, 1999
(Thousands except per share amounts)                     1999         1998         1997         1996         1995
---------------------------------------------------------------------------------------------------------------------
Net sales                                              $2,857,604   $2,542,141   $2,356,375   $1,953,019   $2,468,379
Expenses:
  Cost of sales                                         1,964,434    1,718,703    1,578,438    1,440,828    1,417,007
  Research and development                                635,786      567,402      467,877      400,703      416,521
  Marketing, general and administrative                   540,070      419,678      400,713      364,798      412,651
  Restructuring and other special charges                  38,230           --           --           --           --
---------------------------------------------------------------------------------------------------------------------

                                                        3,178,520    2,705,783    2,447,028    2,206,329    2,246,179
---------------------------------------------------------------------------------------------------------------------

Operating income (loss)                                  (320,916)    (163,642)     (90,653)    (253,310)     222,200
Gain on sale of Vantis                                    432,059           --           --           --           --
Litigation settlement                                          --      (11,500)          --           --           --
Interest income and other, net                             31,735       34,207       35,097       59,391       32,465
Interest expense                                          (69,253)     (66,494)     (45,276)     (14,837)      (3,059)
---------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes
  and equity in joint venture                              73,625     (207,429)    (100,832)    (208,756)     251,606
Provision (benefit) for income taxes                      167,350      (91,878)     (55,155)     (85,008)      70,206
---------------------------------------------------------------------------------------------------------------------

Income (loss) before equity in joint venture              (93,725)    (115,551)     (45,677)    (123,748)     181,400
Equity in net income of joint venture                       4,789       11,591       24,587       54,798       34,926
---------------------------------------------------------------------------------------------------------------------

Net income (loss)                                         (88,936)    (103,960)     (21,090)     (68,950)     216,326
Preferred stock dividends                                      --           --           --           --           10
Net income (loss) applicable to common stockholders    $  (88,936)  $ (103,960)  $  (21,090)  $  (68,950)  $  216,316
=====================================================================================================================

Net income (loss) per common share:
  Basic                                                $    (0.60)  $    (0.72)  $    (0.15)  $    (0.51)  $     1.69
=====================================================================================================================

  Diluted                                              $    (0.60)  $    (0.72)  $    (0.15)  $    (0.51)  $     1.57
=====================================================================================================================

Shares used in per share calculation:
  Basic                                                   147,068      143,668      140,453      135,126      127,680
=====================================================================================================================

  Diluted                                                 147,068      143,668      140,453      135,126      137,698
=====================================================================================================================

Long-term debt, capital lease obligations
  and other, less current portion                      $1,427,282   $1,372,416   $  662,689   $  444,830   $  214,965
Total assets                                           $4,377,698   $4,252,968   $3,515,271   $3,145,283   $3,078,467
=====================================================================================================================

The Company's common stock (symbol AMD) is listed on the New York Stock Exchange. The Company has never paid cash dividends on common stock and is restricted from doing so. Refer to the notes to consolidated financial statements. The number of stockholders of record at January 31, 2000 was 8,739.

AMD, the AMD logo, and combinations thereof, Advanced Micro Devices, K86, AMD-K6, AMD Athlon and 3DNow! are either trademarks or registered trademarks of Advanced Micro Devices, Inc. Vantis is a trademark of Vantis Corporation. Microsoft and Windows are registered trademarks of Microsoft Corporation. Pentium is a registered trademark and Celeron is a trademark of Intel Corporation. Other terms used to identify companies and products may be trademarks of their respective owners.