Form 10-K405, Exhibit 13
period 2000-12-31
ADVANCED MICRO DEVICES INC
filed 2001-03-20
CIK 2488

                                                                      EXHIBIT 13

                             FINANCIAL HIGHLIGHTS

Five Years Ended December 31, 2000
(Dollars in thousands except per share
 amounts, ratios, and employment figures)          2000           1999           1998           1997          1996
----------------------------------------------------------------------------------------------------------------------
Net sales                                     $  4,644,187   $  2,857,604   $  2,542,141   $  2,356,375   $  1,953,019
Operating income (loss)                            888,736       (320,916)      (163,642)       (90,653)      (253,310)
Net income (loss)*                                 983,026        (88,936)      (103,960)       (21,090)       (68,950)
Net income (loss) per common share:**
    Basic                                             3.18          (0.30)         (0.36)         (0.07)         (0.25)
    Diluted                                           2.89          (0.30)         (0.36)         (0.07)         (0.25)
Working capital                                  1,433,580        499,226        721,308        448,497        445,604
Total assets                                     5,767,735      4,377,698      4,252,968      3,515,271      3,145,283
Long-term debt, capital lease obligations
    and other, less current portion              1,167,973      1,427,282      1,372,416        662,689        444,830
Stockholders' equity                             3,171,667      1,979,273      2,005,049      2,029,543      2,021,878
Capital additions                                  805,474        619,772        996,170        729,870        493,723
Depreciation and amortization                      579,070        515,520        467,521        394,465        346,774
Research and development                           641,799        635,786        567,402        467,877        400,703
Research and development as a
   percentage of net sales                            13.8%          22.2%          22.3%          19.9%          20.5%
Return on equity                                      38.2%          (4.5)%         (5.2)%         (1.0)%         (3.3)%
Debt as a percentage of capital                       26.9%          41.9%          40.7%          24.8%          18.5%
Worldwide employment                                14,435         13,354         13,597         12,759         12,181
                                              ------------

*Net income for 2000 includes a $212 million gain, net of tax, on the sale of AMD's subsidiary, Legerity, Inc. and a $23 million extraordinary loss on debt retirement, net of tax; net loss for 1999 includes a $259 million gain, net of tax, on the sale of AMD's subsidiary, Vantis Corporation.

**Net income (loss) per common share, basic and diluted, for all prior periods, has been restated to reflect a two-for-one stock split effected in the form of a 100% stock dividend on August 21, 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations that are forward-looking are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially. The forward-looking statements relate to, among other things, operating results; anticipated cash flows; capital expenditures; adequacy of resources to fund operations and capital investments; our ability to transition to new process technologies; our ability to produce AMD Athlon(TM) and AMD Duron(TM) microprocessors in the volume required by customers on a timely basis; our ability, and the ability of third parties, to provide timely infrastructure solutions (motherboards and chipsets) to support our microprocessors; our ability to increase customer and market acceptance of our microprocessors; our ability to maintain average selling prices for our microprocessors; our ability to meet the demand for Flash memory products; the effect of foreign currency hedging transactions; our new submicron integrated circuit manufacturing and design facility in Dresden, Germany (Dresden Fab 30); and the Fujitsu AMD Semiconductor Limited (FASL) manufacturing facilities. See "Financial Condition" and "Risk Factors" below, as well as such other risks and uncertainties as are detailed in our Securities and Exchange Commission reports and filings for a discussion of the factors that could cause actual results to differ materially from the forward-looking statements.

The following discussion should be read in conjunction with the consolidated financial statements included in this annual report and related notes as of December 31, 2000 and December 26, 1999 and for each of the three years in the period ended December 31, 2000.

--------------------------------------------------------------------------------
RESULTS OF OPERATIONS

In 2000, 1999 and 1998, we participated in all three technology areas within the digital integrated circuit (IC) market--microprocessors, memory circuits and logic circuits--through our Core Products, Voice Communications, Vantis and Foundry Services segments. Our Core Products segment includes our PC processors, Memory products and Other IC products. PC processors include AMD seventh-generation microprocessors and AMD-K6(R) family microprocessors. Memory products include Flash memory devices and Erasable Programmable Read-Only Memory (EPROM) devices. Other IC products include embedded processors, platform products and networking products. Our Voice Communications segment consisted of our voice communications products subsidiary, Legerity, Inc. (Legerity), until July 31, 2000, the effective date of its sale. Our Vantis segment consisted of our programmable logic devices subsidiary, Vantis Corporation (Vantis), until June 15, 1999, the date of its sale. Our Foundry Services segment consists of fees for services that we provide to our former subsidiaries, Legerity and Vantis.

On August 4, 2000, we completed the sale of 90 percent of Legerity for approximately $375 million in cash, effective July 31, 2000. We retained a ten percent ownership interest in Legerity and a warrant to acquire approximately an additional ten percent. As part of the transaction, we entered into various service contracts with Legerity to continue to provide, among other things, wafer fabrication and assembly, test, mark and pack services to Legerity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On June 15, 1999, we sold Vantis to Lattice Semiconductor Corporation (Lattice) for approximately $500 million in cash. As part of the transaction, we entered into service contracts with Vantis to provide, among other things, wafer fabrication and assembly, test, mark and pack services to Vantis. We receive fees from Lattice for these services.

The following is a summary of net sales by segment for 2000, 1999 and 1998:



                                             2000        1999        1998
(Millions)                                 ----------------------------------
Core Products segment:
  PC Processors                            $   2,337   $    1,387    $  1,258
  Memory Products                              1,567          773         561
  Other IC Products                              457          400         362
-----------------------------------------------------------------------------
                                               4,361        2,560       2,181
Voice Communications segment                     140          168         156
Vantis segment                                     -           87         205
Foundry Services segment                         143           43           -
-----------------------------------------------------------------------------
  Total                                    $   4,644   $    2,858    $  2,542
                                           =========   ==========    ========

Net Sales Comparison of Years Ended December 31, 2000 and December 26, 1999

Total net sales increased by $1,786 million in 2000, or 63 percent, to $4,644 million from $2,858 million in 1999.

PC processors net sales of $2,337 million increased by 68 percent in 2000 compared to 1999. This increase was primarily due to a strong increase in net sales of our seventh-generation microprocessors, the AMD Athlon and AMD Duron microprocessors. The AMD Duron microprocessor, a derivative of the AMD Athlon microprocessor designed to provide a solution for value conscious PC buyers, became available in June 2000. The strong increase in unit sales of our seventh-generation microprocessors more than offset the decline in average selling prices. The increase was partially offset by a decrease in net sales of the AMD-K6 family microprocessors as a result of market shift toward our seventh-generation microprocessors. Overall PC processors sales growth in 2001 depends on a continuing successful production ramp in Dresden Fab 30, availability of chipsets and motherboards from third-party suppliers and increasing market acceptance of our seventh-generation microprocessors, as to which we cannot give any assurance.

Memory products net sales of $1,567 million increased by 103 percent in 2000 compared to 1999 primarily due to growth in sales volume, higher average selling prices, and a rich product mix of Flash memory devices, which was slightly offset by a decline in net sales of EPROMs. We plan to continue to expand manufacturing capacity through FASL to achieve further growth in net sales of Flash memory devices in 2001, as to which we cannot give any assurance.

Other IC products net sales of $457 million increased by 14 percent in 2000 compared to 1999. The increase was primarily due to increased net sales from our chipset and home networking products.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Voice Communications products net sales of $140 million decreased by 17 percent in 2000 compared to 1999 as a result of the sale of our Legerity subsidiary, effective July 31, 2000.

There were no sales from Vantis products in our 2000 net sales. Vantis products contributed $87 million to our 1999 net sales prior to Vantis' sale.

The Foundry Services segment included service fees of $143 million from Lattice and Legerity in 2000 compared to $43 million from Lattice in 1999. The increase was primarily due to the addition of service fees from Legerity and secondarily to an increase in service fees from Lattice.

Net Sales Comparison of Years Ended December 26, 1999 and December 27, 1998

Total net sales increased by $316 million, or 12 percent, to $2,858 million in 1999 from $2,542 million in 1998.

PC processors net sales of $1,387 million increased by ten percent in 1999 compared to 1998. This increase was primarily due to the introduction of AMD Athlon microprocessors, which were our first seventh-generation Microsoft Windows compatible microprocessors, at the end of the second quarter of 1999, and was partially offset by a decrease in net sales of AMD-K6 microprocessors. Although unit sales volumes of AMD-K6 microprocessors increased, net sales decreased due to declines in average selling prices which were caused by aggressive Intel pricing, including marketing programs and product bundling of microprocessors, motherboards, chipsets and combinations thereof.

Memory products net sales of $773 million increased by 38 percent in 1999 compared to 1998 primarily as a result of strong growth in demand for Flash memory devices, which was slightly offset by a decline in net sales of EPROMs.

Other IC products net sales of $400 million increased by ten percent in 1999 compared to 1998 primarily due to an increase in net sales from chipset products and home networking products.

Voice Communications net sales of $168 million were relatively flat between 1999 and 1998. Increases in net sales from our Ethernet controllers and physical layer circuits, as well as increases in net sales of linecard circuits, were offset by a weakness in the sales of mature network products.

Vantis products net sales of $87 million decreased by 58 percent in 1999 compared to 1998 primarily because there were two quarters of sales in 1999 prior to Vantis' sale, as compared to a full year of sales in the prior year.

The Foundry Services segment consisted of service fees of $43 million from Lattice in 1999.

Comparison of Expenses, Gross Margin Percentage and Interest Income and Other,
Net

The following is a summary of expenses, gross margin percentage and interest income and other, net for 2000, 1999 and 1998:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Millions except for gross margin percentage)                2000          1999           1998
                                                         -----------------------------------------
Cost of sales                                            $     2,515    $    1,964       $  1,719
Gross margin percentage                                           46%           31%            32%
Research and development                                 $       642    $      636       $    567
Marketing, general and administrative                            599           540            420
Restructuring and other special charges                            -            38              -
Gain on sale of Vantis                                             -           432              -
Gain on sale of Legerity                                         337             -              -
Litigation settlement                                              -             -             12
Interest income and other, net                                    86            32             34
Interest expense                                                  60            69             66

We operate in an industry characterized by high fixed costs due to capital-intensive manufacturing processes, particularly the costs to build and maintain state-of-the-art production facilities required for PC microprocessors and memory devices. As a result, our gross margin percentage is significantly affected by fluctuations in product sales. Gross margin percentage growth depends on continually increasing sales from microprocessors and memory products because fixed costs continue to rise due to the ongoing capital investments required to expand production capability and capacity.

Gross margin percentage increased to 46 percent in 2000 compared to 31 percent in 1999. The increase in gross margin in 2000 was primarily due to higher net sales from PC microprocessors and Flash memory devices, partially offset by a reduction of gross margin as a result of the sale of Legerity, effective July 31, 2000 and an increase in fixed costs. Fixed costs will continue to increase as we ramp production capacity in Dresden Fab 30. Dresden Fab 30 went into production in the second quarter of 2000, which contributed to, and will continue to contribute to, increases in cost of sales.

Gross margin percentage was relatively flat between 1999 and 1998. The slight decline in gross margin percentage in 1999 was primarily caused by lower average selling prices of AMD-K6 microprocessors combined with higher fixed costs.

Research and development expenses of $642 million in 2000 increased slightly compared to 1999. This slight increase is due to increased costs related to research and development activities for PC microprocessors, offset by a substantial portion of Dresden Fab 30 expenses shifting to cost of sales as production of PC microprocessors commenced in the second quarter of 2000, and research and development subsidies received from the German government.

Research and development expenses of $636 million in 1999 increased 12 percent compared to 1998 due to a full year of expenses associated with the Motorola alliance (discussed below) and increases in spending for facilitization and pre-production process development in Dresden Fab 30 and research and development activities for the AMD Athlon microprocessor. These additional costs were partially offset in 1999 by savings in our Submicron Development Center
(SDC) as a result of restructuring activities, savings related to the absence of Vantis expenses in the second half of 1999 and the recognition of deferred credits on foreign capital grants and interest subsidies that were received for Dresden Fab 30.

In 1998, we entered into an alliance with Motorola for the development of logic and Flash memory process technology. Costs related to the alliance are included in research and development expenses. The alliance includes a seven-year technology development and license

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

agreement, which was amended on January 21, 2000 to include certain additional technology, and a patent cross-license agreement. The agreements provide that we will co-develop with Motorola future generation logic process and embedded Flash technologies. In addition, we have received certain licenses to Motorola's semiconductor logic process technologies, including copper interconnect technology, which may be subject to variable royalty rates. In exchange, we have developed and licensed to Motorola a Flash module design to be used in Motorola's future embedded Flash products. Motorola will have additional rights, subject to certain conditions, to make stand-alone Flash devices, and to make and sell certain data networking devices. The rights to data networking devices may be subject to variable royalty payment provisions.

Marketing, general and administrative expenses of $599 million in 2000 increased 11 percent compared to 1999 primarily as a result of marketing and promotional activities for the AMD Athlon microprocessor, our launch of the AMD Duron microprocessor, and higher expenses associated with higher labor costs including profit sharing. These increases were partially offset by the absence of Legerity expenses during the second half of 2000.

Marketing, general and administrative expenses of $540 million in 1999 increased 29 percent compared to 1998 primarily due to marketing and promotional activities for the AMD Athlon microprocessor, increased costs and related depreciation expense associated with new information systems and software put into production in 1999 and higher labor costs. These increases were partially offset by savings related to the absence of Vantis expenses in the third and fourth quarters of 1999.

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

     . $6 million for the write-off of capitalized costs related to discontinued information system projects;

     . $3 million for the disposal of equipment taken out of service in the SDC;

     . $3 million for severance and employee benefits for 178 terminated employees in the Information Technology department, the SDC and certain sales offices; and

     .   $1 million for costs of leases for vacated and unused sales offices.

As of December 31, 2000, the cumulative total cash outlay for restructuring and other special charges was approximately $7.5 million. We anticipate that the remaining accrual of $0.5 million related to sales office facilities will be utilized over the period through lease terminations in the second quarter of 2002. The payments of the accruals are expected to be funded by cash from operations.

The remaining $30 million of restructuring and other special charges consisted of non-cash charges primarily for asset write-offs. As a result of the restructuring and other special charges,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

we expect to save a total of $30 million in depreciation expense over the three to five year period beginning the second quarter of 1999.

On August 4, 2000, we completed the sale of 90 percent of Legerity for approximately $375 million in cash to Francisco Partners, L.P., effective July 31, 2000. Prior to the sale, Legerity was a wholly owned subsidiary of AMD, selling voice communications products. Our pre-tax gain on the sale of Legerity was $337 million. The gain was computed based on the excess of the consideration received for Legerity's net assets as of July 31, 2000, less direct expenses related to the sale. The applicable tax rate on the gain was 37 percent, resulting in an after-tax gain of $212 million. We have retained a ten percent ownership interest in Legerity and a warrant to acquire approximately an additional ten percent. As part of the transaction, we entered into various service contracts with Legerity to continue to provide, among other things, wafer fabrication and assembly, test, mark and pack services to Legerity.

On June 15, 1999, we completed the sale of Vantis to Lattice Semiconductor Corporation for approximately $500 million in cash. The actual cash received was net of Vantis' cash and cash equivalent balance of approximately $46 million as of the closing of the sale. Our pre-tax gain on the sale of Vantis was $432 million. The gain was computed based on the excess of the consideration received for Vantis' net assets as of June 15, 1999 less direct expenses related to the sale. The applicable tax rate on the gain was 40 percent, resulting in an after-tax gain of $259 million.

A litigation settlement of approximately $12 million was recorded in the first quarter of 1998 for the settlement of a class action securities lawsuit against us and certain of our current and former officers and directors. We paid the settlement during the third quarter of 1998.

Interest income and other, net of $86 million in 2000 increased 168 percent compared to 1999 primarily due to higher average cash and short and long term investment balances. Interest expense of $60 million in 2000 decreased 13 percent compared to 1999 primarily due to lower average debt balances resulting from retirement of a portion of our 11% Senior Secured Notes due 2003 (Senior Secured Notes) in August 2000, offset by a reduction of capitalized interest as a result of completion of Dresden Fab 30.

Interest income and other, net of $32 million in 1999 decreased seven percent compared to 1998 primarily as a result of lower interest income from lower invested cash balances. Interest expense of $69 million in 1999 increased four percent compared to 1998 due to a full year of interest expense in 1999 on the $517.5 million of 6% Convertible Subordinated Notes due 2005 (Convertible Subordinated Notes) sold in May 1998.

On August 2, 2000, we retired approximately $356 million aggregate principal amount of our Senior Secured Notes at a premium to their book value, in connection with a tender offer for those notes. We incurred a one-time extraordinary loss, net of tax, of $23 million in connection with the retirement of the debt.

Income Tax

We recorded income tax provisions of $257 million in 2000 and $167 million in 1999, and a tax benefit of $92 million in 1998. The effective tax rate for the year ended December 31, 2000 was

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

20.5 percent, reflecting the benefit of realizing previously reserved deferred tax assets. The 1999 effective tax rate of 227 percent reflected the establishment of such reserves against our deferred tax assets due to current and prior operating losses. The effective tax benefit rate was 44 percent for 1998, reflecting the benefits of tax credits and low-taxed foreign income.

We had net deferred tax assets of $14.5 million as of December 31, 2000.

Other Items

International sales as a percent of net sales were 60 percent in both 2000 and 1999 and 55 percent in 1998. During 2000, approximately six percent of our net sales were denominated in foreign currencies. We do not have sales denominated in local currencies in countries which have highly inflationary economies (as defined by generally accepted accounting principles). The impact on our operating results from changes in foreign currency rates individually and in the aggregate has not been material.

Comparison of Segment Income (Loss)

In 2000, we operated in three reportable segments: the Core Products, Voice Communications and Foundry Services segments. As a result of the sale of Legerity, effective July 31, 2000, we re-evaluated our segment reporting structure. Prior period segment information has been restated to conform to the current period presentation. The Core Products segment includes microprocessors, Flash memory devices, EPROMs, embedded processors, platform products and networking products. The Voice Communications segment includes the voice communications products of our former subsidiary, Legerity. The Vantis segment included the programmable logic devices (PLD) of our former subsidiary, Vantis, prior to its sale on June 15, 1999. The Foundry Services segment includes fees for services provided to Legerity and Vantis. For a comparison of segment net sales, refer to the previous discussions on net sales by product group.

The following is a summary of operating income (loss) by segment for 2000, 1999 and 1998:

-------------------------------------------------------------------------------------------------
(Millions)                                                     2000         1999           1998
-------------------------------------------------------------------------------------------------
Core Products                                                 $  832       $ (342)       $  (162)
Voice Communications                                              35           14            (24)
Vantis                                                             -            6             22
Foundry Services                                                  22            1              -
                                                              ------       ------        -------
     Total                                                    $  889       $ (321)       $  (164)
-------------------------------------------------------------------------------------------------

The Core Products segment operating income increased by $1,174 million in 2000 compared to 1999 primarily due to an increase in net sales of our seventh-generation microprocessors and Flash memory devices which more than offset higher fixed costs.

The Voice Communications segment operating income increased by $21 million in 2000 compared to 1999 primarily due to an increase in net sales of telecommunications linecard circuits and devices for physical-layer Ethernet solutions. The increase in operating income was also due to decreased costs and expenses as a result of the sale of Legerity effective July 31, 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Vantis segment operating income was zero in 2000 due to the sale of Vantis on June 15, 1999. Vantis had sales activity for 24 weeks in 1999.

The Foundry Services segment operating income increased by $21 million in 2000 compared to 1999 primarily due to the addition of service fees.

--------------------------------------------------------------------------------
FINANCIAL CONDITION

Net cash provided by operating activities was $1,206 million in 2000 primarily due to net income of $983 million and depreciation and amortization of $579 million, offset by a nonrecurring $337 million reduction to operating cash flows from the gain on the sale of Legerity in 2000, a decrease of $269 million in other assets, an increase of $158 million from income tax benefits from employee stock option exercises, a decrease of $156 million in inventory, an increase of $157 million in payables and accrued liabilities, an increase of $143 million from customer deposits under long-term purchase agreements, a decrease of $132 million in accounts receivable, an increase of $79 million in prepaid expenses and a decrease of $35 million from foreign grant and subsidy income.

Net cash provided by operating activities was $260 million in 1999 primarily due to the net loss of $89 million, a nonrecurring $432 million reduction in operating cash flows from the gain on the sale of Vantis in 1999, an increase of $516 million from depreciation and amortization, an increase of $161 million from deferred income taxes, an increase of $156 million in payables and accrued liabilities, a decrease of $102 million in prepaid expenses, an increase of $55 million in other assets, a decrease of $50 million from foreign grant and subsidy income not received in cash, a decrease of $45 million in accounts receivable and a decrease of $23 million in inventory.

Net cash provided by operating activities was $142 million in 1998 primarily due to a net loss of $104 million, an increase of $468 million from depreciation and amortization, a decrease of $107 million in deferred income taxes, a decrease of $88 million in accounts receivable, a decrease of $46 million in other assets, an increase of $19 million in payables and accrued liabilities, a decrease of $13 million in prepaid expenses, an increase of $9 million in tax refund receivable and tax payable and a decrease of $7 million in inventory.

Net cash used in investing activities was $816 million in 2000 primarily due to $805 million used for purchases of property, plant and equipment, offset by $375 million we received in 2000 from the sale of Legerity and $398 million of net purchases of available-for-sale securities. Net cash used in investing activities was $142 million in 1999 primarily due to $454 million from the sale of Vantis, a decrease of $620 million from purchases of property, plant and equipment offset by $19 million in net proceeds from sales of available-for-sale securities, and $4 million in proceeds from sales of property, plant and equipment. Net cash used in investing activities was $997 million in 1998 primarily due to $975 million from purchases of property, plant and equipment.

Net cash used in financing activities was $101 million in 2000 primarily due to $375 million in payments on debt and capital lease obligations offset by $136 million in proceeds from borrowing activities, $123 million in proceeds from issuance of stock and $15 million in

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

proceeds from foreign grants and subsidies. Net cash used in financing activities was $174 million in 1999 primarily due to $244 million in payments on debt and capital lease obligations offset by $12 million in proceeds from borrowings, $44 million in proceeds from issuance of stock and $14 million in proceeds from foreign grants and subsidies. Net cash provided by financing activities was $950 million in 1998 primarily due to $816 million in proceeds from borrowings, an increase in proceeds of $197 million from foreign grants and subsidies and a decrease of $93 million in payments on debt and capital lease obligations.

Under our Loan and Security Agreement (the Loan Agreement) effective on July 13, 1999, which provides for a four-year secured revolving line of credit of up to $200 million, we can borrow, subject to amounts which may be set aside by the lenders, up to 85 percent of our eligible accounts receivable from Original Equipment Manufacturers (OEMs) and 50 percent of our eligible accounts receivable from distributors. We must comply with certain financial covenants if the level of domestic cash we hold declines to certain levels, or the amount of borrowings under the Loan Agreement rises to certain levels. Our obligations under the Loan Agreement are secured by a pledge of most of our accounts receivable, inventory, general intangibles and the related proceeds. As of December 31, 2000, no funds were drawn under the Loan Agreement. In addition, we had available unsecured, uncommitted bank lines of credit in the amount of $24 million, none of which were outstanding.

We plan to make capital investments of approximately $1 billion during 2001. These investments include those relating to the continued facilitization of Dresden Fab 30 and Fab 25.

On January 29, 2001, we announced that the Board of Directors had authorized a program to repurchase up to $300 million worth of our common shares over a period of time to be determined by management. These repurchases will be made in the open market or in privately negotiated transactions from time to time in compliance with the SEC's Rule 1b-18, subject to market conditions, applicable legal requirements and other factors. This plan does not obligate us to acquire any particular amount of our common stock and the plan may be suspended at any time at our discretion.

AMD Saxony, an indirect wholly owned German subsidiary of AMD, operates Dresden Fab 30 which began production in the second quarter of 2000. AMD, the Federal Republic of Germany, the State of Saxony and a consortium of banks are supporting the project. We currently estimate construction and facilitization costs of Dresden Fab 30 will be $2.3 billion when fully equipped by the end of 2003. We have invested $1.4 billion to date. In March 1997, AMD Saxony entered into a loan agreement and other related agreements (the Dresden Loan Agreements) with a consortium of banks led by Dresdner Bank AG. Because most of the amounts under the Dresden Loan Agreements are denominated in deutsche marks, the dollar amounts set forth below are subject to change based on applicable conversion rates. We used the exchange rate at the end of 2000, which was approximately
2.20 deutsche marks to one U.S. dollar, to value the amounts denominated in deutsche marks. The Dresden Loan Agreements provide for the funding of the construction and facilitization of Dresden Fab 30. The funding consists of:

     .   equity, subordinated loans and loan guarantees from AMD;
     .   loans from a consortium of banks; and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     . grants, subsidies and loan guarantees from the Federal Republic of Germany and the State of Saxony.

The Dresden Loan Agreements require that we partially fund Dresden Fab 30 project costs in the form of subordinated loans to, or equity investments in, AMD Saxony. In accordance with the terms of the Dresden Loan Agreements, we have invested $410 million as of December 31, 2000 in the form of subordinated loans to and equity in AMD Saxony. In addition to support from AMD, the consortium of banks referred to above has made available $750 million in loans to AMD Saxony to help fund Dresden Fab 30 project costs. AMD Saxony had $375 million of such loans outstanding as of December 31, 2000.

Finally, the Federal Republic of Germany and the State of Saxony are supporting the Dresden Fab 30 project, in accordance with the Dresden Loan Agreements, in the form of:

     . guarantees of 65 percent of AMD Saxony bank debt up to a maximum of $750 million in bank debt;
     .    capital investment grants and allowances totaling $287 million; and
     .    interest subsidies totaling $141 million.

Of these amounts, AMD Saxony had received $284 million in capital investment grants and allowances and $38 million in interest subsidies as of December 31, 2000. The grants and subsidies are subject to conditions, including meeting specified levels of employment in December 2001 and maintaining those levels until June 2007. Noncompliance with the conditions of the grants and subsidies could result in the forfeiture of all or a portion of the future amounts to be received as well as the repayment of all or a portion of amounts received to date. As of December 31, 2000, we were in compliance with all of the conditions of the grants and subsidies.

In February 2001, we amended the Dresden Loan Agreements to reflect new capacity and increased capital expenditure plans for Dresden Fab 30. Under the February 2001 amendments, we agreed to increase and extend our guaranty of AMD Saxony's obligations and to make available to AMD Saxony revolving loans of up to $500 million. We expanded our obligation to reimburse AMD Saxony for the cost of producing wafers for us and we also agreed to cancel the cost overrun facility made available by the banks. Under the February 2001 amendments, we have been released from financial covenants limiting capital expenditure and requiring AMD Saxony to achieve capacity and production cost targets by the end of 2001.

The Dresden Loan Agreements, as amended, also require that we:

     . provide interim funding to AMD Saxony if either the remaining capital investment allowances or the remaining interest subsidies are delayed, such funding to be repaid to AMD as AMD Saxony receives the grants or subsidies from the State of Saxony;
     . fund shortfalls in government subsidies resulting from any default under the subsidy agreements caused by AMD Saxony or its affiliates; and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     . guarantee up to 35 percent of AMD Saxony's obligations under the Dresden Loan Agreements, which guarantee must not be less than $99 million or more than $273 million, until the bank loans are repaid in full.

The definition of defaults under the Dresden Loan Agreements includes the failure of AMD, AMD Saxony or AMD Holding, the parent company of AMD Saxony and a wholly owned subsidiary of AMD, to comply with obligations in connection with the Dresden Loan Agreements, including:

     .    material variances from the approved plans and specifications;
     . our failure to fund equity contributions or shareholder loans or otherwise comply with our obligations relating to the Dresden Loan Agreements;
     .    the sale of shares in AMD Saxony or AMD Holding;
     .    the failure to pay material obligations;
     . the occurrence of a material adverse change or filings or proceedings in bankruptcy or insolvency with respect to us, AMD Saxony or AMD Holding; and
     . the occurrence of default under the indenture dated August 1, 1996 between AMD and the United States Trust Company of New York (the Indenture) pursuant to which our Senior Secured Notes were issued or the Loan Agreement.

Generally, any default with respect to borrowings made or guaranteed by AMD that results in recourse to us of more than $2.5 million and is not cured by us, would result in a cross-default under the Dresden Loan Agreements and the Loan Agreement. Under certain circumstances, cross-defaults result under our Convertible Subordinated Notes and the Dresden Loan Agreements. As of December 31, 2000, we were in compliance with all conditions of the Dresden Loan Agreements.

In the event we are unable to meet our obligations to AMD Saxony as required under the Dresden Loan Agreements, we will be in default under the Dresden Loan Agreements and the Loan Agreement, which would permit acceleration of certain indebtedness, which would have a material adverse effect on us. We cannot assure that we will be able to obtain the funds necessary to fulfill these obligations. Any such failure would have a material adverse effect on us.

FASL, a joint venture formed by AMD and Fujitsu Limited in 1993, operates advanced integrated circuit manufacturing facilities in Aizu-Wakamatsu, Japan, to produce Flash memory devices. FASL is continuing the facilitization of its second Flash memory device wafer fabrication facility, FASL JV2. The facility, including equipment, is expected to cost approximately $1.1 billion when fully equipped. As of December 31, 2000, approximately $752 million (denominated in yen) of this cost had been funded. In July 2000, FASL broke ground for a third fabrication facility for the manufacture of Flash memory devices in Aizu-Wakamatsu, Japan. As of December 31, 2000, the building was complete and the clean room was under construction. The facility, designated as FASL JV3, is expected to cost approximately $1.5 billion when fully equipped. Capital expenditures for FASL JV2 and FASL JV3 construction to date have been funded by cash generated from FASL operations and borrowings by FASL.

FASL capital expenditures in 2001 will continue to be funded by cash generated from FASL

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

operations and local borrowings by FASL. However, to the extent that FASL is unable to secure the necessary funds for FASL JV2 or FASL JV3, we may be required to contribute cash or guarantee third-party loans in proportion to our
49.992 percent interest in FASL. As of December 31, 2000, we had $38 million in loan guarantees outstanding with respect to these loans. These planned costs are denominated in yen and are, therefore, subject to change due to foreign exchange rate fluctuations. At the end of 2000, the exchange rate was approximately
112.52 yen to one U.S. dollar, which we used to calculate the amounts denominated in yen.

We believe that cash flows from operations and current cash balances, together with available external financing and the extension of existing facilities, will be sufficient to fund operations and capital investments for at least the next 12 months.

On August 4, 2000, we received approximately $375 million for the sale of 90 percent of Legerity. The proceeds of the sale were subsequently used to repurchase approximately $356 million aggregate principal amount of our Senior Secured Notes.


--------------------------------------------------------------------------------
RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards, No. 133, "Accounting for Derivative Instruments and Hedging Activities," (SFAS 133). SFAS No. 133, as amended by SFAS Nos. 137 and 138, establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. We will be required to implement SFAS No. 133 as of the beginning of our 2001 fiscal year. Our foreign currency exchange rate hedging activities have been insignificant to date and SFAS No. 133 will not have a material impact on our financial position, results of operations or cash flows.

In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," (SAB 101). SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. Our implementation of SAB 101 in 2000 had no impact on our financial position, results of operations or cash flows for the year ending December 31, 2000.

In March 2000, FASB Interpretation, No. 44, "Accounting for Certain Transactions Involving Stock Compensation-An Interpretation of APB Opinion No. 25," (FIN 44), was issued. FIN 44 clarifies the application of APB No. 25 for certain stock-based compensation issues. FIN 44 clarifies the definition of employee for purposes of applying APB No. 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequences of various modifications to the terms of a previously fixed option or award, and the accounting for an exchange of share compensation awards in a business combination, among other matters. FIN 44 was effective July 1, 2000, but certain conclusions in this interpretation cover specific events that occurred after either December 15, 1998 or January 12, 2000. The implementation of FIN 44 did not have a significant impact on our financial position or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

We use proceeds from debt obligations primarily to support general corporate purposes, including capital expenditures and working capital needs. We have no variable interest rate exposure on the Convertible Subordinated Notes and the Senior Secured Notes. At the end of fiscal 2000, the Company was party to a reverse cancelable interest rate swap with a notional amount of $400 million. The swap converts the Company's Senior Secured Notes from fixed rate to variable rate debt.

                          ---------------------------------------------------------------------------------------------------------
                                                             2000                                                        1999
                                                             ----                                                        ----

(Thousands)                 2001       2002       2003       2004        2005     Thereafter   Total     Fair value      Total
                            ----       ----       ----       ----        ----     ----------   -----     ----------      -----
-----------------------------------------------------------------------------------------------------------------------------------
Cash equivalents:
Fixed rate amounts        $ 200,261          -          -          -           -          -   $ 200,261  $   202,010   $     19,505
   Average rate               6.69%          -          -          -           -          -
Variable rate amounts     $  78,300          -          -          -           -          -   $  78,300  $    78,300   $    143,000
   Average rate                6.60%         -          -          -           -          -
Short-term investments:
Fixed rate amounts        $ 474,797          -          -          -           -          -   $ 474,797  $   477,118   $    175,004
   Average rate                6.70%         -          -          -           -          -
Variable rate amounts     $ 224,590          -          -          -           -          -   $ 224,590  $   224,590   $    126,700
    Average rate               6.93%         -          -          -           -          -
Long-term investments:
 Equity investments               -  $  10,161          -          -           -          -   $  10,161  $    26,856   $      6,161
 Fixed rate amounts               -  $   2,105          -          -           -          -   $   2,105  $     2,103   $      1,907
    Average rate                  -       6.85%         -          -           -          -
Total investments:
 Securities               $ 977,948  $  12,266          -          -           -          -   $ 990,214  $ 1,010,977   $    472,277
   Average rate                6.74%      6.85%         -          -           -          -
Debt:
Fixed rate amounts         $ 41,101  $ 136,630   $ 93,299   $ 76,404   $ 589,019     $  336   $ 936,789  $   853,288   $  1,194,237
    Average rate               5.36%      5.32%      8.08%      6.10%       6.07%      9.88%
Variable rate amounts             -          -          -          -           -          -                                       -
-----------------------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The table above presents principal (or notional) amounts and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations as of December 31, 2000 and December 26, 1999.

Foreign Exchange Risk We use foreign currency forward and option contracts to reduce our exposure to currency fluctuations on our foreign currency exposures in our foreign sales subsidiaries, liabilities for products purchased from FASL and for foreign currency denominated fixed asset purchase commitments. The objective of these contracts is to minimize the impact of foreign currency exchange rate movements on our operating results and on the cost of capital asset acquisition. Our accounting policy for these instruments is based on our designation of such instruments as hedging transactions. We generally do not use derivative financial instruments for speculative or trading purposes.

We had $207 million (notional amount) of short-term foreign currency forward contracts denominated in Japanese yen, British pound, European Union euro, Singapore dollar and Thai baht outstanding as of December 31, 2000.

In 1998, we entered into an intercompany no-cost collar agreement to hedge Dresden Fab 30 project costs denominated in U.S. dollars. The no-cost collars included purchased put option contracts and no-cost collar written call option contracts, the contract rates of which were structured to avoid payment of any option premium at the time of purchase. During 1999, we entered into various option positions with various third-party banks to neutralize the exposures of the outstanding put and call option contracts. As a result, all the options were offset and canceled and we had no outstanding option contracts as of December 31, 2000.

We are party to an interest rate swap under which we received fixed-interest payments in exchange for variable interest payments calculated on a notional principal amount of $400 million. The swap is not designated as a hedging instrument and had a fair value of $2.9 million at December 31, 2000. In February 2001, we cancelled the swap and recognized an incremental gain of $475,000.

Gains and losses related to the foreign currency forward, option contracts and interest rate swaps for the year ended December 31, 2000 were not material. We do not anticipate any material adverse effect on our consolidated financial position, results of operations or cash flows resulting from the use of these instruments in the future. We cannot give any assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.

The table on the next page provides information about our foreign currency forward and option contracts as of December 31, 2000 and December 26, 1999. All of our foreign currency forward contracts mature within the next 12 months.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

-------------------------------------------------------------------------------------------------------------------------
                                                   2000                                          1999
-------------------------------------------------------------------------------------------------------------------------
(Thousands except contract rates)
                                   Notional         Average       Estimated          Notional       Average      Estimated
                                    amount       contract rate    fair value          Amount     contract rate  fair value
--------------------------------------------------------------------------------------------------------------------------
Foreign currency forward
contracts:
   Japanese yen                     $  54,915       110.22       $   (781)         $  2,425        103.11        $       4
   British pound                        5,103         1.45            (16)            1,219          1.63               10
   Swiss franc                              -            -              -               318          1.57               (1)
   European Union euro                134,867         0.88         (1,602)           45,101          1.03             (611)
   Singapore dollar                     5,573         1.70              7             8,382          1.67               17
   Thai baht                            6,712        39.52           (619)            1,245         40.18               48
--------------------------------------------------------------------------------------------------------------------------
                                    $ 207,170                    $ (3,011)         $ 58,690                      $    (533)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
RISK FACTORS

Our business, results of operations and financial condition are subject to a number of risk factors, including the following:

Microprocessor Products

Dependence on AMD Seventh-Generation Microprocessors. We must successfully market our seventh-generation Microsoft Windows compatible microprocessors, the AMD Athlon and AMD Duron microprocessors, in order to increase our microprocessor product revenues in 2001 and beyond, and to benefit fully from the substantial financial investments and commitments we have made and continue to make related to microprocessors. We began volume shipments of AMD Athlon microprocessors in the second half of 1999. We began shipments of AMD Duron processors, a derivative of the AMD Athlon processor designed to provide an optimized solution for value-conscious business and home users, in the second half of 2000. Our production and sales plans for AMD Athlon and AMD Duron microprocessors are subject to numerous risks and uncertainties, including:

     . our ability to maintain average selling prices of seventh-generation microprocessors despite aggressive Intel marketing programs and product bundling of microprocessors, motherboards, chipsets and combinations thereof;
     . whether Tier One OEM customers will use our seventh-generation microprocessors in systems developed for the commercial market;
     . our ability to successfully offer new higher performance versions of the AMD Athlon microprocessor competitive with Intel's Pentium III and Pentium IV processors;
     . our ability to produce seventh-generation microprocessors in the volume and with the performance and feature set required by customers on a timely basis;
     .    our ability to expand our chipset and system design capabilities;
     . the pace at which we are able to ramp production in Dresden Fab 30 on 0.18-micron copper interconnect process technology;
     . the availability and acceptance of motherboards and chipsets designed for our seventh-generation microprocessors; and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 .        the use and market acceptance of a non-Intel processor bus (adapted by us from Digital Equipment Corporation's EV6 bus) in the design of our seventh-generation microprocessors, and the availability of chipsets from vendors who will develop, manufacture and sell chipsets with the EV6 interface in volumes required by us.

If we fail to achieve continued market acceptance of our seventh-generation microprocessors our business will be materially and adversely affected.

Investment in and Dependence on AMD Microprocessor Products. Our microprocessor product revenues have and will continue in 2001 and 2002 to make significant contributions to our overall revenues, profit margins and operating results. We plan to continue to make significant capital expenditures to support our microprocessor products both in the near and long term. These capital expenditures will be a substantial drain on our cash flow and possibly on our cash balances as well.

Our ability to increase microprocessor product revenues, and benefit fully from the substantial financial investments and commitments we have made and continue to make related to microprocessors, depends upon success of the AMD Athlon and AMD Duron microprocessors, which are our seventh-generation Microsoft Windows compatible microprocessors, and future generations of microprocessors beginning with the "Hammer" family of microprocessors that we plan to introduce in 2002. The Hammer processors will be our first processors capable of 64-bit operation, and are being designed to deliver leading-edge performance on both the 64-bit software used by high-end workstations and servers and the 32-bit software used by the majority of desktop users.

The microprocessor market is characterized by short product life cycles and migration to ever-higher performance microprocessors. To compete successfully against Intel in this market, we must transition to new process technologies at a fast pace and offer higher performance microprocessors in significantly greater volumes. We must achieve acceptable yields while producing microprocessors at higher speeds. Any significant difficulty in achieving microprocessor yield and volume plans may adversely affect our results of operations and liquidity. If we fail to offer higher performance microprocessors in significant volume on a timely basis in the future, our business could be materially and adversely affected. We may not achieve the production ramp necessary to meet our customers' volume requirements for higher performance microprocessors. It is also possible that we may not increase our microprocessor revenues enough to achieve sustained profitability.

To sell the volume of AMD Athlon and AMD Duron microprocessors we currently plan to make in 2001 and 2002, we must increase sales to existing customers and develop new customers in both consumer and commercial markets. If we lose any current top tier OEM customers, or if we fail to attract additional customers through direct sales and through our distributors, we may not be able to sell the volume of units planned. This result could have a material adverse effect on our business.

Our production and sales plans for microprocessors are subject to other risks and uncertainties, including:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 .    the effects of Intel's new product introductions, marketing strategies and pricing;
 .    adverse market conditions in the personal computer (PC) market and consequent diminished demand for our microprocessors;
 .    market acceptance of our microprocessors, including the timely volume availability of motherboards and chipsets designed for these processors;
 .    whether we can successfully fabricate higher performance microprocessors in planned volume and speed mixes;
 .    whether we will have the financial and other resources necessary to continue to invest in the microprocessor products, including leading-edge wafer fabrication equipment and advanced process technologies;
 .    the possibility that our newly introduced products may be defective; and
 .    unexpected interruptions in our manufacturing operations.

See also the discussions below regarding Intel Dominance and Process Technology.

Intel Dominance. Intel has dominated the market for microprocessors used in PCs for many years. Because of its dominant market position, Intel has historically set and controlled x86 microprocessor and PC system standards and, thus, dictated the type of product the market requires of Intel's competitors. In addition, Intel may and does vary prices on its microprocessors and other products at will and thereby affects the margins and profitability of its competitors due to its financial strength and dominant position. Because Intel has dominated the microprocessor market for many years and has brand strength, we have in the past priced AMD microprocessors below the published price of Intel processors offering comparable performance. Thus, Intel's processor marketing and pricing can impact and have impacted the average selling prices of our microprocessors, and consequently can impact and have impacted our overall margins.

Intel also exerts substantial influence over PC manufacturers and their channels of distribution through the "Intel Inside" brand program and other marketing programs. Intel invests billions of dollars in, and as a result exerts influence over, many other technology companies. We expect Intel to continue to invest heavily in research and development, new manufacturing facilities and other technology companies, and to remain dominant:

 .    through the Intel Inside and other marketing programs;
 .    through other contractual constraints on customers, retailers, industry suppliers and other third parties;
 .    by controlling industry standards; and
 .    by controlling supply and demand of motherboards, chipsets and other system components.

As an extension of its dominant microprocessor market share, Intel also dominates the PC platform. As a result, PC manufacturers have been increasingly unable to innovate and differentiate their product offerings. We do not have the financial resources to compete with Intel on such a large scale. As long as Intel remains in this dominant position, we may be materially and adversely affected by its:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 .    product mix and introduction schedules;
 .    product bundling, marketing, merchandising and pricing strategies;
 .    control over industry standards, PC manufacturers and other PC industry participants, including motherboard, chipset and basic input/output system
     (BIOS) suppliers; and
 .    customer brand loyalty.

As Intel expanded its dominance over the PC system platform, many PC manufacturers reduced their system development expenditures and now purchase microprocessors together with chipsets or in assembled motherboards. PC OEMs are increasingly dependent on Intel, less innovative on their own and, to a large extent, distributors of Intel technology. In marketing our microprocessors to these OEMs and dealers, we depend on companies other than Intel for the design and manufacture of core-logic chipsets, graphics chips, motherboards, BIOS software and other components. In recent years, many of these third-party designers and manufacturers have lost significant market share to Intel. In addition, these companies produce chipsets, motherboards, BIOS software and other components to support each new generation of Intel's microprocessors only if Intel makes information about its products available to them in time to address market opportunities. Delay in the availability of such information makes, and will continue to make, it increasingly difficult for these third parties to retain or regain market share.

To compete with Intel in the microprocessor market in the future, we intend to continue to form close relationships with third-party designers and manufacturers of chipsets, motherboards, graphics chips, BIOS software and other components. Similarly, we intend to expand our chipset and system design capabilities, and to offer OEMs licensed system designs incorporating our microprocessors and companion products. We cannot be certain, however, that our efforts will be successful.

We do not currently plan to develop microprocessors that are bus interface protocol compatible with the Pentium III, Pentium IV and Celeron processors because our patent cross-license agreement with Intel does not extend to microprocessors that are bus interface protocol compatible with Intel's sixth and subsequent generation processors. Thus, the AMD Athlon and AMD Duron microprocessors are not designed to function with motherboards and chipsets designed to work with Intel microprocessors. The same will be true of our Hammer family microprocessors. Our ability to compete with Intel in the market for seventh-generation and future generation microprocessors will depend on our:

 .    success in designing and developing the microprocessors; and
 .    ability to ensure that the microprocessors can be used in PC platforms designed to support our microprocessors, or that platforms are available which support both Intel processors and our microprocessors.

A failure for any reason of the designers and producers of motherboards, chipsets, processor modules and other system components to support our microprocessor offerings would have a material adverse effect on our business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Dependence on Microsoft and Logo License. Our ability to innovate beyond the x86 instruction set controlled by Intel depends on support from Microsoft in its operating systems. If Microsoft does not provide support in its operating systems for the x86 instructions that we innovate and design into our processors, independent software providers may forego designing their software applications to take advantage of our innovations. This would adversely affect our ability to market our processors. For example, we cannot assure that Microsoft will support our Hammer family of microprocessors and its x86-64 bit instruction set. Microsoft's support is vital to the success of the Hammer family products currently in development.

In addition, we have entered into logo license agreements with Microsoft that allow us to label our products as "Designed for Microsoft Windows." We have also obtained appropriate certifications from recognized testing organizations for our microprocessors. If we fail to maintain the logo license agreements with Microsoft, we may lose our ability to label our microprocessors with the Microsoft Windows logo. This could impair our ability to market the products and could have a material adverse effect on our business.

Fluctuations in the PC Market. Since most of our microprocessor products are used in PCs and related peripherals, our future growth is closely tied to the growth of the PC industry. Industry-wide fluctuations in the PC marketplace have in the past and may in the future materially and adversely affect our business.

Flash Memory Products

The demand for Flash memory devices has recently increased substantially due to the increasing use of equipment and other devices requiring non-volatile memory such as:

 .    cellular telephones;
 .    routers which transfer data between local area networks;
 .    PC cards which are inserted into notebook and subnotebook computers or personal digital assistants; and
 .    Consumer electronic items such as set top boxes, personal digital assistants and digital cameras.

In order to meet forecasted demand, we must increase our production of Flash memory devices through FASL's fabrication facilities, FASL JV1, FASL JV2 and FASL JV3, and through foundry or similar arrangements with others. We cannot be certain that the demand for Flash memory products will remain at current or greater levels, or that we will have sufficient capacity to meet the demand for Flash memory devices. Our inability to meet the demand for Flash memory devices could have a material adverse effect on our business.

Competition in the market for Flash memory devices will increase in 2001 and beyond as existing manufacturers introduce new products and industry-wide production capacity increases. It is possible that we will be unable to maintain or increase our market share in Flash memory devices as the market develops and as existing and potential new competitors introduce competitive products. A decline in our Flash memory device business or decline in revenue in this product line could have a material adverse effect on our business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Demand for Our Products Affected by Worldwide Economic Conditions

While general industry demand is currently strong, a decline of the worldwide semiconductor market could decrease the demand for microprocessors, Flash memory devices and other integrated circuits. A significant decline in economic conditions in any significant geographic area, either domestically or internationally, could decrease the overall demand for our products, which could have a material adverse effect on our business.

Financing Requirements

We will have significant capital requirements over the next 12 months. To the extent that we cannot generate the required capital internally or obtain such capital externally, our business could be materially affected. We cannot assure the availability of such capital on terms favorable to us, or at all. We currently plan to make capital investments of approximately $1 billion in 2001 although the actual expenditures may vary. These investments include those relating to the continued facilitization of Dresden Fab 30 and Fab 25.

In March 1997, our indirect wholly owned subsidiary, AMD Saxony, entered into the Dresden Loan Agreements with a consortium of banks led by Dresdner Bank AG. The Dresden Loan Agreements require that we partially fund Dresden Fab 30 project costs in the form of subordinated loans to, or equity investments in, AMD Saxony. In accordance with the terms of the Dresden Loan Agreements, we have invested $410 million as of December 31, 2000, in the form of subordinated loans and equity in AMD Saxony. If we are unable to meet our obligations to AMD Saxony as required under the Dresden Loan Agreements, we will be in default under the Dresden Loan Agreement and the Loan Agreement, which would permit acceleration of indebtedness, which would have a material adverse effect on our business.

In July 2000, FASL broke ground for a third fabrication facility, FASL JV3, for the manufacture of Flash memory devices in Aizu-Wakamatsu, Japan. As of December 2000, the building was complete and the clean room was under construction. FASL JV3 is expected to cost $1.5 billion when fully equipped. FASL capital expenditures to date have been funded by cash generated from FASL operations and borrowings by FASL. If FASL is unable to secure the necessary funds for FASL JV3, we may be required to contribute cash or guarantee third-party loans in proportion to our 49.992 percent interest in FASL. If we are unable to fulfill our obligations to FASL, our business will be materially and adversely affected.

On July 13, 1999, we entered into a Loan and Security Agreement (the Loan Agreement) with a consortium of banks led by Bank of America. Under the Loan Agreement, which provides for a four-year secured revolving line of credit of up to $200 million, we can borrow, subject to amounts which may be set aside by the lenders, up to 85 percent of our eligible accounts receivable from OEMs and 50 percent of our eligible accounts receivable from distributors. We must comply with certain financial covenants if the level of domestic cash we hold declines to certain levels, or the amount of borrowings under the Loan Agreement rises to certain levels.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Our obligations under the Loan Agreement are secured by a pledge of most of our accounts receivable, inventory, general intangibles and the related proceeds.

Manufacturing

Capacity. We underutilize our manufacturing facilities from time to time as a result of reduced demand for certain of our products. In the past, there have been times when our operations related to microprocessors have been particularly affected by this situation. If we underutilize our manufacturing facilities in the future, our gross margins may suffer. We are substantially increasing our manufacturing capacity by making significant capital investments in Fab 25 and Dresden Fab 30. FASL is currently constructing FASL JV3. We are continuing to increase production in our test and assembly facility in Suzhou, China. We are basing our strategy of increasing our manufacturing capacity on industry projections for future growth. If these industry projections are inaccurate, or if demand for our products does not increase consistent with our plans and expectations, we will likely underutilize our manufacturing facilities and our business could be materially and adversely affected.

In contrast to the above, there also have been situations in the past in which our manufacturing facilities were inadequate to meet the demand for certain of our products. Our inability to obtain sufficient manufacturing capacities to meet demand, either in our own facilities or through foundry or similar arrangements with others, could have a material adverse effect on our business. At this time, the risk is that we will have insufficient capacity to meet demand for Flash memory products and underutilized capacity relative to demand for our microprocessor offerings.

Process Technology. In order to remain competitive, we must make continuing substantial investments in improving our process technologies. In particular, we have made and continue to make significant research and development investments in the technologies and equipment used to fabricate our microprocessor products and our Flash memory devices. Portions of these investments might not be fully recovered if we fail to continue to gain market acceptance or if the market for our Flash memory products should significantly deteriorate. Likewise, we are making a substantial investment in Dresden Fab 30. We have developed and installed 0.18-micron process technology and copper interconnect technology in Dresden Fab 30 in order to manufacture AMD Athlon microprocessors. We have entered into a strategic alliance with Motorola to co-develop logic process and embedded Flash technologies. The logic process technology which is the subject of the alliance includes the copper interconnect and silicon on insulator technology that is required for AMD Athlon microprocessors and subsequent generations of microprocessors. The successful development and implementation of silicon on insulator technology is, for example, critical to the success of the Hammer family of processors currently under development. We cannot be certain that the strategic alliance will be successful or that we will be able to develop or obtain the leading-edge process technologies that will be required in Fab 25 or Dresden Fab 30 to fabricate microprocessors successfully.

Manufacturing Interruptions and Yields. Any substantial interruption of our manufacturing operations, either as a result of a labor dispute, equipment failure or other cause, could materially and adversely affect our business operations. We also have been and may in the future be

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

materially and adversely affected by fluctuations in manufacturing yields. The design and manufacture of ICs is a complex process. Normal manufacturing risks include errors and interruptions in the fabrication process and defects in raw materials, as well as other risks, all of which can affect yields. Additional manufacturing risks incurred in ramping up new fabrication areas and/or new manufacturing processes include equipment performance and process controls as well as other risks, all of which can affect yields.

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

Essential Manufacturing Materials. Certain raw materials we use in the manufacture of our products are available from a limited number of suppliers. For example, we are dependent on key chemicals from a limited number of suppliers, and a few foreign companies principally supply several types of the integrated circuit packages purchased by us. Interruption of supply or increased demand in the industry could cause shortages in various essential materials. We would have to reduce our manufacturing operations if we were unable to procure certain of these materials. This reduction in our manufacturing operations could have a material adverse effect on our business.

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

Key Personnel

Our future success depends upon the continued service of numerous key engineering, manufacturing, marketing, sales and executive personnel. We may or may not be able to continue to attract, retain and motivate qualified personnel necessary for our business. Loss of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

the service of, or failure to recruit, key engineering design personnel could be significantly detrimental to our product development programs, including next generation microprocessors and Flash memory devices, or otherwise have a material adverse effect on our business.

Fluctuations in Operating Results

Our operating results are subject to substantial quarterly and annual fluctuations due to a variety of factors, including:

 .    the effects of competition with Intel in microprocessor and Flash memory device markets;
 .    the gain or loss of significant customers;
 .    new product introductions by us or our competitors;
 .    changes in the mix of products produced and sold and in the mix of sales by distribution channels;
 .    market acceptance of new or enhanced versions of our products;
 .    decreases in unit average selling prices of our products due to competitive pricing pressures or other factors;
 .    production capacity levels and fluctuations in manufacturing yields;
 .    availability and cost of products from our suppliers;
 .    seasonal customer demand; and
 .    the timing of significant orders and the timing and extent of product development costs.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

Competition. The integrated circuit industry is intensely competitive and, historically, has experienced rapid technological advances in product and system technologies. After a product is introduced, costs and average selling prices normally decrease over time as production efficiency and competition increase, and as successive generations of products are developed and introduced for sale. Technological advances in the industry result in frequent product introductions, regular price reductions, short product life cycles and increased product capabilities that may result in significant performance improvements. Competition in the sale of ICs is based on:

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

Intellectual Property Rights. Potential Litigation. Our current patent license agreement with Intel expired at the end of 2000. We are currently negotiating a new agreement with Intel but

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


there can be no assurance that a new agreement will be successfully negotiated. The lack of a patent cross-license with Intel could lead to expensive and time-consuming litigation the outcomes of which could have a material effect on our business.

Intel aside, it is possible that:

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

California Energy Crisis. California's two largest power companies are currently experiencing a power shortage that has resulted in "rolling" blackouts to maintain the stability of the state power grid. Certain of AMD's California facilities, including headquarters, product design, sales and process technology development facilities, are susceptible to power interruptions as long as the energy crisis continues. One of the power companies, PG&E, has filed an additional contingency plan with the California Public Utilities Commission that would, if implemented, result in lengthy and routine power interruptions that would directly impact our leading-edge process technology development efforts, which could have a material adverse impact on our business. We are continuing to assess the impact of the energy crisis on our operations.

Environmental Regulations. We could possibly be subject to fines, suspension of production, alteration of our manufacturing processes or cessation of our operations if we fail to comply with present or future governmental regulations related to the use, storage, handling, discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in the manufacturing process. Such regulations could require us to acquire expensive remediation equipment or to incur other expenses to comply with environmental regulations. Any failure to control the use of, disposal or storage of, or adequately restrict the discharge of, hazardous substances could subject us to future liabilities and could have a material adverse effect on our business.

International Sales. Our international sales operations entail political and economic risks, including expropriation, currency controls, exchange rate fluctuations, changes in freight rates and changes in rates and exemptions for taxes and tariffs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

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

In addition, an actual or anticipated shortfall in revenue, gross margins or earnings from securities analysts' expectations could have an immediate effect on the trading price of our common stock in any given period. Technology company stocks in general have experienced extreme price and volume fluctuations that are often unrelated to the operating performance of the companies. This market volatility may adversely affect the market price of our common stock and consequently limit our ability to raise capital or to make acquisitions. Our current long term business plan envisions substantial cash outlays which may require external capital financing. It is possible that capital and/or long-term financing will be unavailable on terms favorable to us or in sufficient amounts to enable us to implement our strategic plans.

Debt Restrictions. The Dresden Loan Agreements substantially prohibit AMD Saxony from transferring assets to us.

Earthquake Danger. Our corporate headquarters, a portion of our manufacturing facilities, assembly and research and development activities and certain other critical business operations are located near major earthquake fault lines. We could be materially and adversely affected in the event of a major earthquake.

Euro Conversion. On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing currencies and the euro. The participating countries adopted the euro as their common legal currency on that date. The transition period will last through January 1, 2002. We do not expect the introduction and use of the euro to materially affect our foreign exchange activities, to affect our use of derivatives and other financial instruments or to result in any material increase in costs to us. We will continue to assess the impact of the introduction of the euro currency over the transition period.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

Three Years Ended December 31, 2000
(Thousands except per share amounts)                                  2000          1999          1998
---------------------------------------------------------------------------------------------------------
Net sales                                                          $4,644,187    $2,857,604    $2,542,141


Expenses:
        Cost of sales                                               2,514,637     1,964,434     1,718,703
        Research and development                                      641,799       635,786       567,402
        Marketing, general and administrative                         599,015       540,070       419,678
        Restructuring and other special charges                             -        38,230             -
---------------------------------------------------------------------------------------------------------
                                                                    3,755,451     3,178,520     2,705,783
---------------------------------------------------------------------------------------------------------
Operating income (loss)                                               888,736      (320,916)     (163,642)

Gain on sale of Vantis                                                      -       432,059             -
Gain on sale of Legerity                                              336,899             -             -
Litigation settlement                                                       -             -       (11,500)
Interest income and other, net                                         86,301        31,735        34,207
Interest expense                                                      (60,037)      (69,253)      (66,494)
---------------------------------------------------------------------------------------------------------

Income (loss) before income taxes, equity in net income of
     joint venture and extraordinary item                           1,251,899        73,625      (207,429)
Provision (benefit) for income taxes                                  256,868       167,350       (91,878)
                                                                   --------------------------------------

Income (loss) before equity in net income of joint venture and
     extraordinary item                                               995,031       (93,725)     (115,551)
Equity in net income of joint venture                                  11,039         4,789        11,591
                                                                   --------------------------------------

Net income (loss) before extraordinary item                         1,006,070       (88,936)     (103,960)
Extraordinary item - debt retirement, net of  $13,497 tax benefit     (23,044)            -             -
---------------------------------------------------------------------------------------------------------

Net income (loss)                                                  $  983,026    $  (88,936)   $ (103,960)
---------------------------------------------------------------------------------------------------------
Net income (loss) per common share:
       Basic - income (loss) before extraordinary item             $     3.25    $    (0.30)   $    (0.36)
       Diluted - income (loss) before extraordinary item           $     2.95    $    (0.30)   $    (0.36)
                                                                   --------------------------------------
       Basic - income (loss) after extraordinary item              $     3.18    $    (0.30)   $    (0.36)
       Diluted - income (loss) after extraordinary item            $     2.89    $    (0.30)   $    (0.36)

Shares used in per share calculation:
       Basic                                                          309,331       294,577       287,796
       Diluted                                                        350,000       294,577       287,796
                                                                   --------------------------------------

See accompanying notes

                          CONSOLIDATED BALANCE SHEETS

December 31, 2000, and December 26, 1999
(Thousands except share and per share amounts)                               2000              1999
------------------------------------------------------------------------------------------------------
ASSETS
  Current assets:
    Cash and cash equivalents                                               $  591,457      $  294,125
    Short-term investments                                                     701,708         302,386
------------------------------------------------------------------------------------------------------
        Total cash, cash equivalents and short-term investments              1,293,165         596,511
    Accounts receivable, net of allowance for doubtful accounts
      of $22,712 in 2000 and $15,378 in 1999                                   547,200         429,809
    Inventories:
      Raw materials                                                             34,413          10,236
      Work-in-process                                                          154,854          97,143
      Finished goods                                                           154,274          90,834
------------------------------------------------------------------------------------------------------
          Total inventories                                                    343,541         198,213
    Deferred income taxes                                                      218,527          55,956
    Prepaid expenses and other current assets                                  255,256         129,389
                                                                            --------------------------
        Total current assets                                                 2,657,689       1,409,878
  Property, plant and equipment:
    Land                                                                        33,094          35,872
    Buildings and leasehold improvements                                     1,420,313       1,187,712
    Equipment                                                                3,563,125       2,851,315
    Construction in progress                                                   445,269         863,403
                                                                            --------------------------
        Total property, plant and equipment                                  5,461,801       4,938,302
    Accumulated depreciation and amortization                               (2,825,334)     (2,415,066)
                                                                            --------------------------
        Property, plant and equipment, net                                   2,636,467       2,523,236
  Investment in joint venture                                                  261,728         273,608
  Other assets                                                                 211,851         170,976
                                                                            --------------------------
                                                                            $5,767,735      $4,377,698
                                                                            ==========      ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Accounts payable                                                        $  477,369       $ 387,193
    Accrued compensation and benefits                                          172,815          91,900
    Accrued liabilities                                                        276,721         273,689
    Income tax payable                                                          74,806          17,327
    Deferred income on shipments to distributors                                92,828          92,917
    Current portion of long-term debt, capital lease obligations and other     129,570          47,626
                                                                            --------------------------
        Total current liabilities                                            1,224,109         910,652


  Deferred income taxes                                                        203,986          60,491
  Long-term debt, capital lease obligations and other, less current portion  1,167,973       1,427,282
  Commitments and contingencies
  Stockholders' equity:
    Capital stock:
      Common stock, par value $0.01; 750,000,000 shares authorized in 2000 and 500,000,000 shares authorized in 1999; 314,137,160 shares
      issued and outstanding in 2000 and 297,312,556 in 1999                     3,141           2,973
    Capital in excess of par value                                           1,406,290       1,120,479
    Retained earnings                                                        1,856,261         873,235
    Accumulated other comprehensive loss                                       (94,025)        (17,414)
                                                                            --------------------------
        Total stockholders' equity                                           3,171,667       1,979,273
                                                                            --------------------------
                                                                            $5,767,735      $4,377,698
                                                                            ==========      ==========

                                                                            --------------------------

See accompanying notes

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                    Common Stock                                      Accumulated
                                                    ------------         Capital in                      other          Total
  Three Years Ended December 31, 2000          Number of                  excess of     Retained     comprehensive   stockholders'
  (Thousands)                                    shares       Amount      par value     earnings     income (loss)      equity
---------------------------------------------------------------------------------------------------------------------------------
December 28, 1997                                  284,246    $ 2,842    $ 1,017,470   $ 1,066,131    $ (56,900)    $ 2,029,543

Comprehensive loss:
  Net loss                                               -          -              -      (103,960)           -        (103,960)
  Other comprehensive loss:
    Net change in unrealized gain on
      investments, net of taxes of $355                  -          -              -             -        4,753           4,753
    Net change in cumulative translation
      adjustments                                        -          -              -             -       21,969          21,969
                                                                                                                    -----------
  Total other comprehensive income                                                                                       26,722
                                                                                                                    -----------
Total comprehensive loss                                                                                                (77,238)
                                                                                                                    -----------
Issuance of shares:
  Employee stock plans                               4,708         48         25,635             -            -          25,683
  Fujitsu Limited                                    2,000         20         18,385             -            -          18,405
Compensation recognized under employee
  stock plans                                            -          -          8,645             -            -           8,645
Warrants exercised                                       -          -             11             -            -              11
-------------------------------------------------------------------------------------------------------------------------------
December 27, 1998                                  290,954      2,910      1,070,146       962,171      (30,178)      2,005,049
-------------------------------------------------------------------------------------------------------------------------------

Comprehensive loss:
  Net loss                                               -          -              -       (88,936)           -         (88,936)
  Other comprehensive income:
    Net change in unrealized gain on
      investments, net of taxes of $2,635                -          -              -             -       12,121          12,121
    Less: Reclassification adjustment for
      gains included in earnings                         -          -              -             -       (4,603)         (4,603)
    Net change in cumulative translation
      adjustments                                        -          -              -             -        5,246           5,246
                                                                                                                    -----------
  Total other comprehensive income                       -          -              -             -            -          12,764
                                                                                                                    -----------
Total comprehensive loss                                                                                                (76,172)
                                                                                                                    -----------

Issuance of shares:
  Employee stock plans                               5,358         53         31,126             -            -          31,179
  Fujitsu Limited                                    1,000         10         12,588             -            -          12,598
Compensation recognized under employee
  stock plans                                            -          -          6,619             -            -           6,619
-------------------------------------------------------------------------------------------------------------------------------
December 26, 1999                                  297,312      2,973      1,120,479       873,235      (17,414)      1,979,273
-------------------------------------------------------------------------------------------------------------------------------

Comprehensive income:
  Net income                                             -          -              -       983,026            -         983,026
  Other comprehensive income:
    Net change in unrealized gain on
      investments, net of taxes of $745                  -          -              -             -       (1,135)         (1,135)
    Net change in cumulative translation
      adjustments                                        -          -              -             -      (75,476)        (75,476)
                                                                                                                    -----------
  Total other comprehensive loss                         -          -              -             -            -         (76,611)
                                                                                                                    -----------
Total comprehensive income                                                                                              906,415
                                                                                                                    -----------
Issuance of shares:
  Employee stock plans                              16,805        168        122,826             -            -         122,994
  Conversion of our 6% Subordinated Notes               20          -            360             -            -             360
Income tax benefits realized from employee
  stock option exercises                                 -          -        158,253             -            -         158,253
Compensation recognized under employee
  stock plans                                            -          -          4,372             -            -           4,372
-------------------------------------------------------------------------------------------------------------------------------
December 31, 2000                                  314,137    $ 3,141    $ 1,406,290   $ 1,856,261    $ (94,025)    $ 3,171,667
---------------------------------------------------------------------------------------------------------------------------------

See accompanying notes

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Years Ended December 31, 2000                                   2000             1999             1998
(Thousands)
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income (loss)                                                 $   983,026       $   (88,936)    $  (103,960)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Gain on sale of Vantis                                                    -          (432,059)              -
  Gain on sale of Legerity                                           (336,899)                -               -
  Depreciation and amortization                                       579,070           515,520         467,521
  (Increase) decrease in deferred income tax assets                   (19,076)          160,668        (106,861)
  Restructuring and other special charges                                   -            29,858               -
  Foreign grant subsidy income                                        (35,187)          (50,178)              -
  Net loss on disposal of property, plant and equipment                10,380            10,665          11,515
  Net gain realized on sale of available-for-sale securities                -            (4,250)              -
  Compensation recognized under employee stock plans                      867             2,655           8,645
  Undistributed income of joint venture                               (11,039)           (4,789)        (11,591)
  Recognition of deferred gain on sale of building                     (1,681)           (1,680)              -
  Income tax benefits from employee stock option exercises            158,253                 -               -
  Changes in operating assets and liabilities:
     Increase in accounts receivable                                 (132,325)          (44,526)        (86,684)
     Increase in inventories                                         (156,284)          (23,138)         (6,558)
     Decrease/(increase) in prepaid expenses                           79,293          (101,786)        (12,930)
     Decrease/(increase) in other assets                             (269,392)           55,485         (45,826)
     Increase (decrease) in tax refund receivable and tax
     payable                                                           57,479            (4,992)          9,350
     Customer deposits under purchase agreements                      142,500                 -               -
     Net increase in payables and accrued liabilities                 156,567           241,403          19,195
----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                           1,205,552           259,920         141,816
----------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Purchases of property, plant and equipment                         (805,474)         (619,772)       (975,105)
  Proceeds from sale of Vantis                                              -           454,269               -
  Proceeds from sale of Legerity                                      375,000                 -               -
  Proceeds from sale of property, plant and equipment                  12,899             3,996         106,968
  Purchases of available-for-sale securities                       (4,179,993)      $(1,579,813)     (1,591,802)
  Proceeds from sale or maturity of available-for-sale
  securities                                                        3,781,766         1,598,946       1,482,890
----------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                (815,802)         (142,374)       (977,049)
----------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Proceeds from borrowings                                            135,789            12,101         816,448
  Debt issuance costs                                                       -                 -         (14,350)
  Payments on debt and capital lease obligations                     (375,016)         (243,762)        (92,601)
  Proceeds from foreign grants and subsidies                           15,382            14,341         196,651
  Proceeds from issuance of stock                                     122,994            43,777          44,099
----------------------------------------------------------------------------------------------------------------
Net cash (used) provided by financing activities                     (100,851)         (173,543)        950,247
----------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents            8,433           (11,786)          6,236
Net increase (decrease) in cash and cash equivalents                  297,332           (67,783)        121,250
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                        294,125           361,908         240,658
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                          $   591,457       $   294,125     $   361,908
----------------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information:
Cash paid during the year for:
     Interest, net of amounts capitalized                         $   115,791       $    51,682     $    58,517
----------------------------------------------------------------------------------------------------------------
     Income taxes                                                 $    46,009       $    15,466     $     2,732
----------------------------------------------------------------------------------------------------------------
  Non-cash financing activities:
     Equipment capital leases                                     $         -       $     2,307     $    13,908

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000, December 26, 1999 and December 27, 1998

1.   NATURE OF OPERATIONS

AMD (the Company) is a semiconductor manufacturer with manufacturing facilities in the U.S., Europe and Asia and sales offices throughout the world. The Company's products include a variety of industry-standard digital integrated circuits (ICs) which are used in many diverse product applications such as telecommunications equipment, data and network communications equipment, consumer electronics, personal computers (PCs), workstations and servers.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year. The Company uses a 52- to 53-week fiscal year ending on the last Sunday in December. Fiscal 2000 was a 53-week year which ended on December 31, 2000. Fiscal 1999 and 1998 were 52-week years which ended on December 26 and December 27, respectively. Fiscal 2001 will be a 52-week year ending December 30, 2001.

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

Foreign Currency Translation. Translation adjustments resulting from the process of translating into U.S. dollars the foreign currency financial statements of the Company's wholly owned foreign subsidiaries for which the U.S. dollar is the functional currency are included in operations. Translation adjustments relating to the financial statements of the Company's indirect wholly owned German subsidiary in Dresden, in the State of Saxony (AMD Saxony), and the Company's unconsolidated joint venture, FASL, for which the local currencies are the functional currencies, are included in stockholders' equity.

Cash Equivalents. Cash equivalents consist of financial instruments which are readily convertible into cash and have original maturities of three months or less at the time of acquisition.

Investments. The Company classifies its marketable debt and equity securities at the date of acquisition, into held-to-maturity and available-for-sale categories. Currently, the Company classifies its securities as available-for-sale. These securities are reported at fair market value with the related unrealized gains and losses included in other comprehensive income (loss), net of tax, a component of stockholders' equity. Realized gains and losses and declines in the value of securities judged to be other than temporary are included in interest income and other, net. Interest and dividends on all securities are also included in interest income and other, net. The cost of securities sold is based on the specific identification method.

The Company classifies investments with maturities between three and 12 months as short-term investments. Short-term investments consist of money market auction rate preferred stocks and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

debt securities such as commercial paper, corporate notes, certificates of deposit and marketable direct obligations of United States governmental agencies.

Derivative Financial Instruments. The Company utilizes derivative financial instruments to reduce financial market risks. The Company uses these instruments to hedge foreign currency and interest rate market exposures of underlying assets, liabilities and other obligations. The Company generally does not use derivative financial instruments for speculative or trading purposes. The Company's accounting policies for these instruments are based on whether such instruments are designated as hedging transactions. The criteria the Company uses for designating an instrument as a hedge includes the instrument's effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. Gains and losses on foreign currency forward and option contracts that are designated and effective as hedges of anticipated transactions, for which a firm commitment has been attained, are deferred and either recognized in income or included in the basis of the transaction in the same period that the underlying transactions are settled. Gains and losses on foreign currency forward and option contracts and interest rate swap contracts that are designated and effective as hedges of existing transactions are recognized in income in the same period as losses and gains on the underlying transactions are recognized and generally offset. Gains and losses on any instruments not meeting the above criteria are recognized in income in the current period. If an underlying hedged transaction is terminated earlier than initially anticipated, the offsetting gain or loss on the related derivative instrument is recognized in income in the same period. Subsequent gains or losses on the related derivative instrument are recognized in income in each period until the instrument matures, is terminated or is sold. Premiums paid for foreign currency forward and option contracts are generally amortized over the life of the contracts and are not material to our results of operations. Unamortized premiums are included in prepaid expenses and other current assets.

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

Revenue Recognition. The Company recognizes revenue from product sold direct to customers when the contract is in place, the price is determined, shipment is made and collectibility is reasonably assured. The Company sells to distributors under terms allowing the distributors certain rights of return and price protection on unsold merchandise held by them. The distributor agreements, which may be canceled by either party upon specified notice, generally contain a provision for the return of the Company's products in the event the agreement with the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

distributor is terminated and such products have not yet been sold by other distributors. Accordingly, the Company defers recognition of revenue and related profits from sales to distributors with agreements that have the aforementioned terms until the merchandise is resold by the distributors.

Foreign Grants and Subsidies. The Federal Republic of Germany and the State of Saxony have agreed to support the Dresden Fab 30 project in the amount of $427 million (denominated in deutsche marks) consisting of capital investment grants and interest subsidies. Dresden Fab 30 is the Company's new integrated circuit manufacturing and design facility in Dresden, Germany. The grants and subsidies are subject to conditions, including meeting specified levels of employment in December 2001 and maintaining those levels until June 2007. The grants and subsidies will be recognized as a reduction of operating expense ratably over the life of the project. In 2000, grants and subsidies recognized as a reduction to operating expenses amounted to $35 million. As of December 31, 2000, AMD Saxony had received grants and subsidies totaling approximately $322 million (denominated in deutsche marks). Noncompliance with the conditions of the grants and subsidies could result in the forfeiture of all or a portion of the future amounts to be received, as well as the repayment, of all or a portion of the amounts received to date.

Advertising Expenses. The Company accounts for advertising costs as expense in the period in which they are incurred. Advertising expense for 2000, 1999 and 1998 was approximately $148 million, $101 million and $74 million, respectively.

Net Income (Loss) Per Common Share. Basic and diluted net income (loss) per share are computed using weighted-average common shares outstanding.

The following table sets forth the computation of basic and diluted net income
(loss) per common share:

----------------------------------------------------------------------------------------------------------
(Thousands except per share data)                                   2000          1999          1998
----------------------------------------------------------------------------------------------------------
  Numerator:
  Numerator for basic income (loss) per common share before
      extraordinary item                                        $ 1,006,070     $(88,936)   $ (103,960)
  Numerator for basic extraordinary loss per common share            23,044            -             -
                                                               -------------------------------------------
  Numerator for basic income (loss) per common share            $   983,026     $(88,936)   $ (103,960)

  Numerator for basic income (loss) per common share before
      extraordinary item                                        $ 1,006,070     $(88,936)   $ (103,960)
  Effect of adding back interest expense associated with
      convertible debentures                                         27,507            -             -
                                                               -------------------------------------------
  Numerator for diluted income (loss) per common share before
      extraordinary item                                        $ 1,033,127     $(88,936)   $ (103,960)
  Numerator for diluted extraordinary loss per common share          23,044            -             -
                                                               -------------------------------------------
  Numerator for diluted income (loss) per common share          $ 1,010,083     $(88,936)   $ (103,960)

  Denominator:
    Denominator for basic income (loss) per common share -
      weighted-average shares                                       309,331      294,577       287,796

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Effect of dilutive securities:
    Employee stock options                                           12,711             -              -
    Convertible debentures                                           27,958             -              -
    Dilutive potential common shares                                 40,669             -              -
                                                               -------------------------------------------
  Denominator for diluted income (loss) per common share -
      adjusted weighted-average shares                              350,000       294,577        287,796

  Net income (loss) per common share:
    Basic:
      Income (loss) before extraordinary item                     $    3.25     $   (0.30)     $   (0.36)
      Extraordinary item; debt retirement                         $    0.07     $       -      $       -
      Net income (loss)                                           $    3.18     $   (0.30)     $   (0.36)
    Diluted:
      Income (loss) before extraordinary item                     $    2.95     $   (0.30)     $   (0.36)
      Extraordinary item; debt retirement                         $    0.06     $       -      $       -
      Net income (loss)                                           $    2.89     $   (0.30)     $   (0.36)
----------------------------------------------------------------------------------------------------------

Options, restricted stock and convertible debt were outstanding during 2000, 1999 and 1998. Warrants were outstanding in 1998. In 1999 and 1998 all of these instruments were not included in the computation of diluted net loss per common share because the effect in years with a net loss would be antidilutive.

On August 21, 2000, the Company effected a two-for-one stock split in the form of a stock dividend of one share of common stock for each share of AMD common stock held on August 7, 2000. Share and per share amounts have been adjusted for all prior periods presented to give effect to the stock split.

Accumulated Other Comprehensive Loss. Unrealized gains or losses on the Company's available-for-sale securities and the foreign currency translation adjustments, are included in accumulated other comprehensive income (loss).

The following are the components of accumulated other comprehensive loss:

--------------------------------------------------------------------------------
(Thousands)                                              2000            1999
                                                         ----            ----
Unrealized gain on investments, net of tax            $  13,143      $   14,278
Cumulative translation adjustments                     (107,168)        (31,692)
                                                      ---------      ----------
                                                      $ (94,025)     $  (17,414)
                                                      =========      ==========

--------------------------------------------------------------------------------

Cumulative translation adjustments are not tax-effected.

Employee Stock Plans. The Company uses the intrinsic value method to account for its stock option plans and its employee stock purchase plan. See Note 10.

Use of Estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

amounts of revenues and expenses during the reporting periods. Actual results are likely to differ from those estimates, and such differences may be material to the financial statements.

Financial Presentation. The Company has reclassified certain prior year amounts in the consolidated financial statements to conform to the 2000 presentation.

New Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," (SFAS 133). SFAS No. 133, as amended by SFAS Nos. 137 and 138, establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company is required to implement SFAS No. 133 as of the beginning of fiscal year 2001. The Company's foreign currency exchange rate hedging activities have been insignificant to date and SFAS No. 133 will not have a material impact on its financial position, results of operations or cash flows.

In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," (SAB 101). SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The Company's implementation of SAB 101 in 2000 had no impact on its financial position, results of operations or cash flows for the year ending December 31, 2000.

In March 2000, FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation-An Interpretation of APB Opinion No. 25," (FIN 44), was issued. FIN 44 clarifies the application of APB No. 25 for certain stock-based compensation issues. FIN 44 clarifies the definition of employee for purposes of applying APB No. 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequences of various modifications to the terms of a previously fixed option or award, and the accounting for an exchange of share compensation awards in a business combination, among others. FIN 44 was effective July 1, 2000, but certain conclusions in this interpretation cover specific events that occurred after either December 15, 1998 or January 12, 2000. The implementation of FIN 44 did not have a significant impact on the Company's financial position or results of operations.

3.  SALE OF LEGERITY

On August 4, 2000, the Company completed the sale of 90 percent of Legerity for approximately $375 million in cash to Francisco Partners, L.P., effective July 31, 2000. Prior to the sale, Legerity was a wholly owned subsidiary of AMD, selling voice communications products. Our pre-tax gain on the sale of Legerity was $337 million. The gain was computed based on the excess of the consideration received for Legerity's net assets as of July 31, 2000 less direct expenses related to the sale. The applicable tax rate on the gain was 37 percent, resulting in an after-tax gain of $212 million. The Company has retained a ten percent ownership interest in Legerity and a warrant to acquire approximately an additional ten percent. As part of the transaction, the Company entered into various service contracts with Legerity to continue to provide, among other things, wafer fabrication and assembly, test, mark and pack services to Legerity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. FINANCIAL INSTRUMENTS

Available-For-Sale Securities

Available-for-sale securities as of December 31, 2000 and December 26, 1999 were as follows:

----------------------------------------------------------------------------------------------------------

                                                           Gross            Gross             Fair
                                           Cost          unrealized       unrealized         market
(Thousands)                                                gains            losses            value
----------------------------------------------------------------------------------------------------------
2000
Cash equivalents:
   Commercial paper                     $    200,261     $     1,762     $        (13)    $     202,010
   Money market funds                         78,300               -                -            78,300
----------------------------------------------------------------------------------------------------------
     Total cash equivalents             $    278,561     $     1,762     $        (13)    $     280,310
----------------------------------------------------------------------------------------------------------

Short-term investments:
   Money market auction rate
     preferred stocks                   $    224,590     $         -     $          -     $     224,590
   Certificates of deposit                    20,001               -               (1)           20,000
   Corporate notes                             9,366             523                -             9,889
   Federal agency notes                       44,106             654               (2)           44,758
   Commercial paper                          401,324           3,973           (2,826)          402,471
----------------------------------------------------------------------------------------------------------
     Total short-term investments       $    699,387     $     5,150     $     (2,829)    $     701,708
----------------------------------------------------------------------------------------------------------

Long-term investments:
   Equity investments                   $     10,161     $    16,695     $          -     $      26,856
   Federal agency notes                        2,105               -               (2)            2,103
----------------------------------------------------------------------------------------------------------
     Total long-term investments        $     12,266     $    16,695     $         (2)    $      28,959
----------------------------------------------------------------------------------------------------------

1999
Cash equivalents:
   Commercial paper                     $     19,505     $         -     $        (21)           19,484
   Money market funds                        143,000               -                -           143,000
----------------------------------------------------------------------------------------------------------
     Total cash equivalents             $    162,505     $         -     $        (21)    $     162,484
----------------------------------------------------------------------------------------------------------

Short-term investments:
   Money market auction rate
     preferred stocks                   $    126,700     $         -     $          -     $     126,700
   Certificates of deposit                    27,454               -              (26)           27,428
   Corporate notes                            30,759               -              (13)           30,746
   Federal agency notes                       61,541               -             (170)           61,371
   Commercial paper                           55,250             891                -            56,141
----------------------------------------------------------------------------------------------------------
     Total short-term investments       $    301,704     $       891     $       (209)    $     302,386
----------------------------------------------------------------------------------------------------------

Long-term investments:
   Equity investments                   $      6,161     $    22,014     $          -     $      28,175
   Federal agency notes                        1,907               -              (32)            1,875
----------------------------------------------------------------------------------------------------------
     Total long-term investments        $      8,068     $    22,014     $        (32)    $      30,050
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The Company did not sell any available-for-sale securities in 2000. The Company realized a net gain on the sales of available-for-sale securities of $4.3 million for 1999.

Financial Instruments With Off-Balance-Sheet Risk

As part of the Company's asset and liability management strategy, AMD uses financial instruments with off-balance-sheet risk to manage financial market risk, including interest rate and foreign exchange risk. The notional amounts, carrying amounts and fair values of these instruments as of December 31, 2000 and December 26, 1999 are included in the table below.

                                        Notional      Carrying      Fair
(Thousands)                              amount        amount       value
----------------------------------------------------------------------------
2000
Foreign exchange instruments:
Foreign currency forward contracts      $207,170     $ (2,400)     $(3,011)
Interest rate swap:
Reverse cancelable swap                 $400,000     $  2,902      $ 2,902

1999
Foreign exchange instruments:
Foreign currency forward contracts      $ 58,690     $   (102)     $  (533)

The Company used prevailing financial market information and price quotes from certain of its counterparty financial institutions as of the respective dates to obtain the estimates of fair value.

Foreign Exchange Forward Contracts

The Company uses foreign exchange forward contracts to hedge the exposure to currency fluctuations on its foreign currency exposures in its foreign sales subsidiaries, liabilities for products purchased from FASL and fixed asset purchase commitments. The hedging transactions in 2000 were denominated in Italian lira, Japanese yen, French franc, German mark, British pound, Dutch guilder, Thai baht, Singapore dollar, Swiss franc and European Union euro. The maturities of these contracts were generally less than twelve months.

Foreign Currency Option Contracts

In 1998, the Company entered into an intercompany no-cost collar arrangement to hedge Dresden Fab 30 project costs denominated in U.S. dollars. The no-cost collars included purchased put option contracts and written call option contracts, the contract rates of which were structured so as to avoid payment of any option premium at the time of purchase. In March 1999, the Company entered into various option positions with several third party banks to neutralize the exposure of the outstanding put and call option contracts. As a result, all the options were offset and canceled. As of December 31, 2000, there were no outstanding foreign currency option contracts.

Interest Rate Swap Contract

The Company is a party to an interest rate swap under which it exchanges, at specified intervals,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the difference between fixed-and floating-interest amounts calculated on an agreed-upon notional principal amount ($400 million). The swap was originally entered to hedge interest rate exposure on the Company's fixed-rate 11% Senior Secured Notes, a portion of which were retired during 2000 (see Note 7). The swap, which can be cancelled by the counterparty beginning after August 1, 2001, is not designated to hedge specified interest rate risk exposure at December 31, 2000. The Company has the ability to cancel the swap at any time. (See Note 16)

Prior to the debt retirement, the net amount payable or receivable from the interest-rate swap agreement was accrued as an adjustment to interest expense on the 11% Senior Secured Notes. Subsequent to the debt retirement, the interest rate swap was recorded at fair value on the Company's balance sheet with the resulting gain recognized in interest expense. Changes in the fair value of the interest rate swap are recorded through other income. The average fair value of the interest rate swap agreement from the period it ceased to function as a hedge against interest rate risk exposure on the 11% Senior Secured Notes through December 31, 2000 was $1,990. The gain realized on the interest rate swap over this same period, as reflected in the Company's results of operations for the year ended December 31, 2000, totaled $1,711. The Company's current credit exposure on the swap is limited to its carrying value at December 31, 2000.

Fair Value of Other Financial Instruments

The fair value of debt is estimated using a discounted cash flow analysis based on estimated interest rates for similar types of borrowing arrangements with similar remaining maturities. The carrying amounts and estimated fair values of the Company's debt are as follows:

-----------------------------------------------------------------------------------------------------

(Thousands)                                          2000                          1999
-----------------------------------------------------------------------------------------------------
                                            Carrying        Fair         Carrying         Fair
                                             amount         value         amount          value
                                             ------         -----         ------          -----
Short-term debt:
   Current portion of long-term debt
        (excluding capital leases)           $ 41,101     $ 39,109    $     5,127      $     4,974
Long-term debt (excluding capital
   leases)                                    895,688      814,179      1,189,110        1,123,945
-----------------------------------------------------------------------------------------------------

The fair value of the Company's accounts receivable approximates book value based on existing payment terms.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The counterparties to the agreements relating to the Company's derivative instruments consist of a number of major, high credit quality, international financial institutions. The Company does not believe that there is significant risk of nonperformance by these counterparties because the Company monitors their credit ratings, and limits the financial exposure and the amount of agreements entered into with any one financial institution. While the notional amounts of financial instruments are often used to express the volume of these transactions, the potential accounting loss on these transactions if all counterparties failed to perform is limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the Company's obligations to the counterparties.

6. INCOME TAXES

The provision (benefit) for income taxes consists of:

---------------------------------------------------------------------------------------------
(Thousands)                                       2000            1999            1998
                                                  ----            ----            ----
------------------------------------------------------------------------------------------
Current:
     U.S. Federal                             $ 251,849       $  (7,072)     $   1,706
     U.S. State and Local                         3,599             363          1,772
     Foreign National and Local                  20,496          14,095         11,505
------------------------------------------------------------------------------------------
       Total                                    275,944           7,386         14,983
------------------------------------------------------------------------------------------
Deferred:
     U.S. Federal                                25,163         134,050        (89,997)
     U.S. State and Local                       (43,789)         26,178        (16,869)
     Foreign National and Local                    (450)           (264)             5
------------------------------------------------------------------------------------------
       Total                                    (19,076)        159,964       (106,861)
------------------------------------------------------------------------------------------
Provision (benefit) for income taxes          $ 256,868       $ 167,350      $ (91,878)
------------------------------------------------------------------------------------------

Tax benefits resulting from the exercise of nonqualified stock options and the disqualifying disposition of shares issued under the Company's stock compensation plans reduced taxes currently payable as shown above by $158.3 million in 2000. Such benefits were credited to capital in excess of par value in 2000. Tax benefits generated from stock option deductions in 1999 and 1998 did not reduce taxes currently payable in those years due to tax losses, but were included in the $158.3 million benefit in 2000.

Deferred income taxes reflect the net tax effects of tax carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

assets and liabilities as of December 31, 2000 and December 26, 1999 are as follows:

---------------------------------------------------------------------------------------------
(Thousands)                                                         2000             1999
                                                                    ----             ----
---------------------------------------------------------------------------------------------
Deferred tax assets:
   Net operating loss carryovers                                 $   3,934        $ 231,542
   Deferred distributor income                                      32,848           32,759
   Inventory reserves                                               22,327           27,974
   Accrued expenses not currently deductible                        46,400           28,149
   Federal and state tax credit carryovers                         120,938           81,671
   Other                                                            82,246           67,686
                                                                 ---------        ---------
       Total deferred tax assets                                   308,693          469,781
   Less: valuation allowance                                             -         (215,391)
                                                                 ---------        ---------
                                                                   308,693          254,390
                                                                 ---------        ---------
Deferred tax liabilities:
   Depreciation                                                   (222,355)        (188,879)
   Other                                                           (71,797)         (70,046)
                                                                 ---------        ---------
       Total deferred tax liabilities                             (294,152)        (258,925)
                                                                 ---------        ---------
Net deferred tax assets (liabilities)                            $  14,541        $  (4,535)
                                                                 =========        =========

---------------------------------------------------------------------------------------------

The valuation allowance for deferred tax assets decreased $215.4 million in 2000 from 1999 primarily due to the realization of tax benefits from operating losses incurred during 1999.

Pre-tax income from foreign operations was approximately $83 million in 2000 and $62 million in 1999. Pre-tax loss from foreign operations was approximately $36 million in 1998.

The federal and state tax credit and net operating loss carryovers expire beginning in the year 2002 through 2020.

The table below displays a reconciliation between statutory federal income taxes and the total provision (benefit) for income taxes.

------------------------------------------------------------------------
                             2000
------------------------------------------------------------------------
(Thousands except percent)                        Tax          Rate
                                                  ---          ----
------------------------------------------------------------------------
Statutory federal income tax expense            $438,165       35.0 %
                                             -------------  ------------
State taxes, net of federal benefit                9,292        0.7
                                             -------------  ------------
Tax-exempt foreign sales corporation income       (1,756)      (0.2)
                                             -------------  ------------
Foreign income at other than U.S. rates           (9,091)      (0.7)
                                             -------------  ------------
Valuation allowance (utilized)/provided         (177,008)     (14.1)
                                             -------------  ------------
Tax credits                                       (5,000)      (0.4)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-----------------------------------------------------------------
Other                                       2,266         0.2
                                     ----------------------------
                                         $256,868        20.5%
                                       ==========       =====
-----------------------------------------------------------------

-----------------------------------------------------------------
                             1999
                             ----
-----------------------------------------------------------------
(Thousands except percent)                Tax            Rate
                                          ---            ----
-----------------------------------------------------------------
Statutory federal income tax
   expense                             $   25,766        35.0%
                                     ----------------------------
State taxes, net of federal benefit        17,252        23.4
                                     ----------------------------
Foreign income at other than U.S.
   rates                                   (4,952)       (6.7)
                                     ----------------------------
Net operating losses not currently
   benefited                              126,684       172.1
                                     ----------------------------
Other                                       2,600         3.5
                                     ----------------------------
                                       $  167,350       227.3%
                                       ==========       =====
-----------------------------------------------------------------

-----------------------------------------------------------------
                             1998
                             ----
-----------------------------------------------------------------
(Thousands except percent)                 Tax           Rate
                                           ---           ----
-----------------------------------------------------------------
Statutory federal income tax
   benefit                             $  (72,598)      (35.0)%
                                     ----------------------------
State taxes, net of federal benefit        (8,000)       (3.9)
                                     ----------------------------
Tax-exempt foreign sales
   corporation income                        (940)       (0.5)
                                     ----------------------------
Foreign income at other than U.S.
   rates                                   (3,949)       (1.9)
                                     ----------------------------
Tax credits                                (6,200)       (3.0)
                                     ----------------------------
Other                                        (191)          -
                                     ----------------------------
                                       $  (91,878)      (44.3)%
                                       ==========       =====
-----------------------------------------------------------------


The Company has made no provision for U.S. income taxes on approximately $438 million of cumulative undistributed earnings of certain foreign subsidiaries because it is the Company's intention to permanently invest such earnings. If such earnings were distributed, the Company would accrue additional taxes of approximately $135 million.

7.  DEBT

Significant elements of revolving lines of credit are:

-----------------------------------------------------------------------------------------------------
 (Thousands except percent)                                                2000             1999
                                                                           ----             ----
-----------------------------------------------------------------------------------------------------
Committed:
     Three-year secured revolving line of credit                         $ 200,000        $200,000
Uncommitted:
     Portion of unsecured lines of credit available to
         foreign subsidiaries                                               24,419          71,032
Amounts outstanding at year-end under lines of credit:
     Short-term                                                             10,238           4,831
Short-term borrowings:
-----------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-----------------------------------------------------------------------------------------------------
     Average daily borrowings                                                1,056           5,441
     Maximum amount outstanding at any month-end                             4,720           6,166
     Weighted-average interest rate                                           1.26%           0.76%
     Average interest rate on amounts outstanding at year-end                    -            0.78%
-----------------------------------------------------------------------------------------------------

Interest rates on foreign and short-term domestic borrowings are negotiated at the time of the borrowing.

On July 6, 2000, the Company announced a cash tender offer and consent solicitation for the outstanding $400 million aggregate principal amount of the 11% Senior Secured Notes due 2003. On August 2, 2000, the Company repurchased $356 million of these notes at a premium of $36 million. This amount has been recorded as an extraordinary loss of approximately $23 million net of tax benefit of $13 million.

Information with respect to the Company's long-term debt, capital lease obligations and other at year-end is:

---------------------------------------------------------------------------------------------------------------------
(Thousands)                                                                               2000              1999
                                                                                          ----              ----
---------------------------------------------------------------------------------------------------------------------
  6% Convertible Subordinated Notes with interest payable semiannually and
     principal due in April 2005                                                      $   517,140        $  517,500

  11% Senior Secured Notes with interest payable semiannually and principal due
     on August 1, 2003, secured by the Fab 25 facility and equipment                       43,066           400,000

  Term loans under the Dresden Loan Agreement with a weighted-average interest rate of 5.39% and principal due between February 2001 and December 2004,
     secured by the Dresden Fab 30 facility and equipment                                 375,226           270,374

  Obligations under capital leases                                                         15,874            27,805

  Commercial mortgage with principal and 9.88% interest payable in monthly
     installments through April 2007                                                        1,357             1,532
                                                                                            -----       -----------
---------------------------------------------------------------------------------------------------------------------
                                                                                          952,663         1,217,211
  Other                                                                                   344,880           257,697
                                                                                      -----------       -----------
---------------------------------------------------------------------------------------------------------------------
                                                                                      $ 1,297,543       $ 1,474,908
  Less: current portion                                                                   129,570            47,626
                                                                                      -----------       -----------
---------------------------------------------------------------------------------------------------------------------
  Long-term debt, capital lease obligations and other, less current portion           $ 1,167,973       $ 1,427,282
                                                                                      ===========       ===========
---------------------------------------------------------------------------------------------------------------------

The Company's 1996 syndicated bank loan agreement (the Credit Agreement) provided for a $150 million three-year secured revolving line of credit and a $250 million four-year secured term loan. On June 25, 1999, the Company terminated the secured revolving line of credit. On July 13, 1999, the Company replaced the Credit Agreement with a new Loan and Security Agreement (the Loan Agreement) with a consortium of banks led by Bank of America. On July 30, 1999, the Company repaid the outstanding principal balance of $86 million on the secured term loan and terminated the Credit Agreement. Under the Loan Agreement, which provides for a four-year secured revolving line of credit of up to $200 million, the Company can borrow, subject to amounts which may be set aside by the lenders, up to 85 percent of its eligible accounts receivable from Original Equipment Manufacturers (OEMs) and 50 percent of its eligible accounts receivable from distributors. The Company must comply with certain financial covenants if the levels of domestic cash it holds decline to certain levels, or the amount of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

borrowing under the Loan Agreement rises to certain levels. The Company's obligations under the Loan Agreement are secured by a pledge of most of its accounts receivable, inventory, general intangibles and the related proceeds. As of December 31, 2000, the Company had not borrowed any funds under the Loan Agreement.

In May 1998, the Company sold $517.5 million of Convertible Subordinated Notes due May 15, 2005 (Convertible Subordinated Notes) under its $1 billion shelf registration declared effective by the Securities and Exchange Commission on April 20, 1998. Interest on the Convertible Subor-dinated Notes accrues at the rate of six percent per annum and is payable semiannually in arrears on May 15 and November 15 of each year, commencing November 15, 1998. The Convertible Subordinated Notes are redeemable at the Company's option on and after May 15, 2001. The Notes are convertible at the option of the holder at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased, into shares of common stock at a conversion price of $18.50 per share, subject to adjustment in certain circumstances.

Included in other is $172 million of deferred grants and subsidies related to the Dresden Fab 30 project. See Note 2. Also included in other is a deferred gain of $29 million as of December 31, 2000, as a result of the sale and leaseback of the Company's corporate marketing, general and administrative facility in 1998. The Company is amortizing the deferred gain ratably over the lease term, which is 20 years. See Note 12. In addition, there is $143 million in deposits related to long-term Memory products agreements with Cisco Systems and Hewlett-Packard which guarantees shipments of products.

For each of the next five years and beyond, the Company's debt and capital lease obligations are:

---------------------------------------------------------------------------------------------------
                                                          Debt                         Capital
(Thousands)                                         (Principal only)                   leases
---------------------------------------------------------------------------------------------------
2001                                                          41,101                      9,266
2002                                                         136,630                      4,119
2003                                                          93,299                      3,374
2004                                                          76,404                        903
2005                                                         589,019                          -
Beyond 2005                                                      336                          -
                                                         -----------                 ----------
Total                                                    $   936,789                 $   17,662
Less: amount representing interest                                 -                     (1,788)
                                                         -----------                 ----------
Total at present value                                   $   936,789                 $   15,874
                                                         ===========                 ==========
---------------------------------------------------------------------------------------------------

Obligations under the lease agreements are collateralized by the assets leased. The Company- leased assets totaled approximately $53 million and $64 million as of December 31, 2000 and December 26, 1999, respectively. Accumulated amortization of these leased assets was approximately $39 million as of both December 31, 2000 and December 26, 1999.

The above debt agreements limit the Company and its subsidiaries' ability to engage in various transactions and require satisfaction of specified financial performance criteria. As of December 31, 2000, the Company was in compliance with all restrictive covenants of such debt agreements and all retained earnings were restricted as to payments of cash dividends on common stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under certain circumstances, cross-defaults result under the Convertible Subordinated Notes, the Indenture for the Senior Secured Notes and the Dresden Loan Agreements, which consist of a loan agreement and other related agreements between AMD Saxony and a consortium of banks led by Dresdner Bank AG.

8.  INTEREST EXPENSE & INTEREST INCOME AND OTHER, NET

Interest Expense

---------------------------------------------------------------------
(Thousands)                        2000        1999         1998
                               --------------------------------------
Total interest charges           $ 86,488    $ 116,255    $ 96,206
Less: interest capitalized        (26,451)     (47,002)    (29,712)
                                 --------    ---------    --------
     Interest expense            $ 60,037    $  69,253    $ 66,494
                                 --------    ---------    --------
---------------------------------------------------------------------

In 2000, 1999 and 1998, interest expense consisted primarily of interest incurred on the Company's Senior Secured Notes sold in August 1996, interest on the Company's Convertible Subordinated Notes sold in May 1998 and interest on the Company's $250 million four-year secured term loan, net of interest capitalized primarily related to the facilitization of Fab 25 and Dresden Fab 30.

Interest Income and Other, Net

---------------------------------------------------------------------
(Thousands)                        2000        1999         1998
                               --------------------------------------
Interest income                  $ 59,228    $  26,461    $ 31,478
Other income, net                  27,073        5,274       2,729
                               --------------------------------------
                                 $ 86,301    $  31,735    $ 34,207
---------------------------------------------------------------------

Other income consists of gains from the sales of investments and other assets.

9.  SEGMENT REPORTING


For purposes of disclosures required by Statement of Financial Accounting Standards No. 131 (SFAS 131), AMD operated in three reportable segments during 2000: the Core Products, Voice Communications and Foundry Services segments. AMD has previously shown two reportable segments, however, as a result of the sale of Legerity, effective July 31, 2000, the Company re-evaluated its segment reporting structure. Prior period segment information has been restated to conform to the current period presentation. The Core Products segment includes microprocessors, Flash memory devices, Erasable Programmable Read-Only Memory (EPROM) devices, embedded processors, platform products and networking products. The Voice Communications segment includes voice communications products of the Company's former subsidiary, Legerity, until July 31, 2000, the effective date of its sale. The Vantis segment included the programmable logic devices of the Company's former subsidiary, Vantis, until June 15, 1999, the date of its sale. The Foundry Services segment included fees for services provided

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


to Legerity and Vantis. The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. The Company evaluates performance and allocates resources based on these segments' operating income (loss).

The following table is a summary of operating income (loss) by segment for 2000, 1999 and 1998:

-----------------------------------------------------------------------------------------------------------------------------
(Thousands)                                                              2000               1999                1998
-----------------------------------------------------------------------------------------------------------------------------
Net sales:
  Core Products segment

    External customers                                           $      4,361,398    $     2,559,939    $       2,180,655
    Intersegment sales                                                          -             32,626               88,455
-----------------------------------------------------------------------------------------------------------------------------
                                                                        4,361,398          2,592,565            2,269,110
  Voice Communications segment-external customers                         140,309            167,760              156,489
  Vantis segment-external customers                                             -             86,701              204,997
  Foundry Services segment-external customers                             142,480             43,204                    -
  Elimination of intersegment sales                                             -            (32,626)             (88,455)
-----------------------------------------------------------------------------------------------------------------------------
     Total net sales                                             $      4,644,187    $     2,857,604    $       2,542,141
-----------------------------------------------------------------------------------------------------------------------------
Segment operating income (loss):
  Core Products segment                                          $        831,749    $      (342,007)   $        (161,722)
  Voice Communications segment                                             34,987             13,943              (23,520)
  Vantis segment                                                                -              5,639               21,600
  Foundry Services segment*                                                22,000              1,509                    -
-----------------------------------------------------------------------------------------------------------------------------
   Total segment operating income (loss)                                  888,736           (320,916)            (163,642)
  Gain on sale of Vantis                                                        -            432,059                    -
  Gain on sale of Legerity                                                336,899                  -                    -
  Litigation settlement                                                         -                  -              (11,500)
  Interest income and other, net                                           86,301             31,735               34,207
  Interest expense                                                        (60,037)           (69,253)             (66,494)
  Benefit (provision) for income taxes                                   (256,868)          (167,350)              91,878
  Equity in net income of FASL (Core Products)                             11,039              4,789               11,591
  Extraordinary item - debt retirement, net of tax benefit                (23,044)                 -                    -
-----------------------------------------------------------------------------------------------------------------------------
     Net income (loss)                                           $        983,026    $       (88,936)   $        (103,960)
-----------------------------------------------------------------------------------------------------------------------------
Total assets:
  Core Products segment
    Assets excluding investment in FASL                          $      5,506,007    $     4,066,346    $       3,846,486
    Investment in FASL                                                    261,728            273,608              236,820
-----------------------------------------------------------------------------------------------------------------------------
                                                                        5,767,735          4,339,954            4,083,306
  Voice Communications segment                                                  -             37,744               34,782
  Vantis segment                                                                -                  -              134,880
  Foundry Services segment*                                                     -                  -                    -
-----------------------------------------------------------------------------------------------------------------------------
    Total assets                                                 $      5,767,735    $     4,377,698    $       4,252,968
-----------------------------------------------------------------------------------------------------------------------------
Expenditures for long-lived assets:
  Core Products segment                                          $        803,065    $       611,903    $         991,959
  Voice Communications segment                                              2,409              1,729                1,720
  Vantis segment                                                                -              6,141                2,491
  Foundry Services segment*                                                     -                  -                    -
-----------------------------------------------------------------------------------------------------------------------------
    Total expenditures for long-lived assets                     $        805,474    $       619,773    $         996,170
-----------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization expense:
  Core Products segment                                          $        578,302    $       512,203    $         462,505
  Voice Communications segment                                                768              1,044                1,214
  Vantis segment                                                                -              2,273                3,802
  Foundry Services segment*                                                     -                  -                    -
-----------------------------------------------------------------------------------------------------------------------------
    Total depreciation and amortization expense                  $        579,070    $       515,520    $         467,521
-----------------------------------------------------------------------------------------------------------------------------

*Operations of the Foundry Services segment are conducted using assets of the Core Products segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The Company's operations outside the United States include both manufacturing and sales. The Company's manufacturing subsidiaries are located in Germany, Malaysia, Thailand, Singapore and China. Its sales subsidiaries are in Europe, Asia Pacific and Brazil.

The following is a summary of operations by entities within geographic areas for the three years ended December 31, 2000:

-------------------------------------------------------------------------
(Thousands)                        2000            1999           1998
                               ------------------------------------------
Sales to external customers:
     United States             $ 1,875,408     $ 1,131,983    $ 1,148,610
     Europe                      1,553,808         835,673        730,189
     Asia Pacific                1,214,971         889,948        663,342
                               -----------     -----------    -----------
                               $ 4,644,187     $ 2,857,604    $ 2,542,141
                               ===========     ===========    ===========
Long-lived assets:
     United States             $ 1,220,193     $ 1,469,412    $ 1,718,435
     Germany                     1,064,308         812,773        333,851
     Other Europe                    3,188           3,847          3,927
     Asia Pacific                  348,778         237,204        212,255
                               -----------     -----------    -----------
                               $ 2,636,467      $2,523,236    $ 2,268,468
                               ===========     ===========    ===========
-------------------------------------------------------------------------

Sales to external customers are based on the customer's billing location. Long-lived assets are those assets used in each geographic area.

The Company markets and sells its products primarily to a broad base of customers comprised of distributors and OEMs of computation and communications equipment. One of the Company's OEMs accounted for approximately 11, 13 and 12 percent of 2000, 1999 and 1998 net sales, respectively. No distributor accounted for 10 percent or more of net sales in 2000, 1999 and 1998.

10. STOCK-BASED INCENTIVE PLANS

Stock Option Plans. The Company has several stock option plans under which key employees have been granted incentive (ISOs) and nonqualified (NSOs) stock options to purchase the Company's common stock. Generally, options vest and become exercisable over four years from the date of grant and expire five to ten years after the date of grant. ISOs granted under the plans have exercise prices of not less than 100 percent of the fair market value of the common stock on the date of grant. Exercise prices of NSOs range from $0.01 to the fair market value of the common stock on the date of grant. As of December 31, 2000, 3,231 employees were eligible and participating in the plans.

In 1998, the Compensation Committee of the Company's Board of Directors approved a stock option repricing program pursuant to which the Company's employees (excluding officers and vice presidents) could elect to cancel certain unexercised stock options in exchange for new stock options with an exercise price of $9.71, which was equal to 20 percent above the closing price of the Company's common stock on the New York Stock Exchange on September 10, 1998. Approximately four million options were eligible for repricing, of which the Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


repriced approximately 3.4 million. The Company extended the vesting schedules and expiration dates of repriced stock options by one year.

The following is a summary of stock option activity and related information (the repriced options are shown as canceled and granted options in 1998 when they were repriced):

-----------------------------------------------------------------------------------------------------------------------
                                                     2000                     1999                      1998
(Shares in thousands)
                                            ---------------------------------------------------------------------------
                                                        Weighted-                Weighted-                 Weighted-
                                                         average                  average                   average
                                             Number     exercise     Number      exercise       Number      exercise
                                            of shares     price     of shares      price      of shares      price
-----------------------------------------------------------------------------------------------------------------------
Options:
    Outstanding at beginning of year           41,988      $ 8.37      40,550       $ 8.36       35,560       $ 8.54
    Granted                                    21,044       35.07       9,806         8.35       13,110         9.92
    Canceled                                   (3,247)      18.84      (4,710)       10.45       (5,332)       15.59
    Exercised                                 (15,933)       7.01      (3,658)        5.46       (2,788)        4.19
                                             --------                 -------                   -------
    Outstanding at end of year                 43,852       20.70      41,988         8.37       40,550         8.36
                                             ========                 =======                   =======
    Exercisable at end of year                 14,667        9.64      21,408         7.97       19,394         7.30
    Available for grant at beginning of year    6,114                  11,306                     1,932
    Available for grant at end of year         11,803                   6,114                    11,306

-----------------------------------------------------------------------------------------------------------------------

The following table summarizes information about options outstanding as of December 31, 2000:

----------------------------------------------------------------------------------------------------
(Shares in thousands)               Options outstanding                       Options exercisable
                      ------------------------------------------------------------------------------
                                        Weighted-
                                         average
                          Number        remaining       Weighted-         Number         Weighted-
      Range of          of shares      contractual       average        of shares         average
   exercise prices                    life (years)    exercise price                  exercise price
----------------------------------------------------------------------------------------------------
  $0.01 - $ 8.19             9,259         5.88       $       6.58           7,019    $         6.60
   8.22 -   9.72            10,458         7.97               8.95           4,263              9.09
   9.75 -  23.75             9,317         7.83              17.28           3,385             16.64
  23.81 -  42.13             4,974         9.52              35.36               -                 -
  42.25 - $45.91             9,844         9.32              42.33               -                 -
                        ==========                                      ==========
  $0.01 - $45.91            43,852         7.98              20.70          14,667              9.64
----------------------------------------------------------------------------------------------------

Stock Purchase Plan. The Company has an employee stock purchase plan (ESPP) that allows participating U.S. employees to purchase, through payroll deductions, shares of our common stock at 85 percent of the fair market value at specified dates. As of December 31, 2000, 2,819,019 common shares remained available for issuance under the plan. A summary of stock purchased under the plan is shown below:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

---------------------------------------------------------------------------------------------
(Thousands except employee participants)                2000           1999           1998
                                                       --------------------------------------
Aggregate purchase price                               $ 12,388      $ 13,294     $ 14,949
Shares purchased                                            815           861          952
Employee participants                                     2,490         2,273        3,037

---------------------------------------------------------------------------------------------


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

Restricted Stock Awards. The Company established the 1987 restricted stock award plan under which the Company was authorized to issue up to four million shares of common stock to employees, subject to terms and conditions determined at the discretion of the Board of Directors. The Company entered into agreements to issue 30,000 shares in 1997. The 1987 plan expired in 1997. To date, the Company has canceled agreements covering 384,436 shares without issuance and the Company has issued 4,331,016 shares pursuant to prior agreements. As of December 31, 2000, agreements covering 65,120 shares were outstanding. Outstanding awards vest under varying terms within five years.

In 1998, the Company adopted the 1998 stock incentive plan under which the Company was authorized to issue two million shares of common stock to employees who are not covered by Section 16 of the Securities Exchange Act of 1934, as amended Exchange Act, subject to terms and conditions determined at the discretion of the Board of Directors. To date, the Company has canceled agreements covering 38,000 shares without issuance and the Company has issued 202,810 shares pursuant to prior agreements. As of December 31, 2000, agreements covering 252,210 shares were outstanding.

Shares Reserved for Issuance. The Company had a total of approximately 86,772,032 shares of common stock reserved as of December 31, 2000 for issuance related to our Convertible Subordinated Notes, the employee stock option plans, the ESPP and the restricted stock awards.

Stock-Based Compensation. The Company uses the intrinsic value method to account for stock-based awards to employees. The Company estimated the fair value of its stock-based awards to employees using a Black-Scholes option pricing model. The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because our stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our stock-based awards to employees. The fair value

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of our stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

---------------------------------------------------------------------------------------------------------
                                                Options                              ESPP
                                   ----------------------------------------------------------------------
                                      2000       1999        1998        2000        1999        1998
---------------------------------------------------------------------------------------------------------
Expected life (years)                  4.27        3.45        3.33        0.25       0.25        0.25
Expected stock price volatility       72.10 %     68.72 %     64.34 %     87.95 %    67.10 %     76.09 %
Risk-free interest rate                6.55 %      5.48 %      5.42 %      5.95 %     4.77 %      5.18 %

---------------------------------------------------------------------------------------------------------

For pro forma purposes, the estimated fair value of our stock-based awards to employees is amortized over the options' vesting period (for options) and the three-month purchase period (for stock purchases under the ESPP). Our pro forma information follows:

-------------------------------------------------------------------------------------------------------

(Thousands except per share amounts)                          2000           1999           1998
-------------------------------------------------------------------------------------------------------
Net income/(loss) - as reported                             $ 983,026     $ (88,936)       $(103,960)
Net income/(loss) - pro forma                                 830,495      (122,497)        (129,721)
Basic net income/(loss) per share - as reported                  3.18         (0.30)           (0.36)
Diluted net income/(loss) per share - as reported                2.89         (0.30)           (0.36)
Basic net income/(loss) per share - pro forma                    2.68         (0.42)           (0.45)
Diluted net income/(loss) per share - pro forma                  2.37         (0.42)           (0.45)

-------------------------------------------------------------------------------------------------------

The Company granted a total of 20,702,856 stock-based awards during 2000 with exercise prices equal to the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these awards were $35.12 and $21.00, respectively. The Company granted a total of 25,800 stock-based awards during 2000 with exercise prices greater than the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these awards were $26.92 and $0.02, respectively. The Company granted a total of 315,510 stock-based awards during 2000 with exercise prices less than the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these awards were $4.92 and $31.25, respectively. The Company granted a total of 9,402,228 stock-based awards during 1999 with exercise prices equal to the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these awards were $8.57 and $4.40, respectively. The Company granted a total of 15,250 stock-based awards during 1999 with exercise prices greater than the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these awards were $11.92 and $0.04, respectively. The Company granted a total of 387,932 stock-based awards during 1999 with exercise prices less than the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these awards were $2.76 and $7.66, respectively.

The weighted-average fair value of stock purchase rights during 2000, 1999 and 1998 was $5.54 per share, $2.39 per share and $3.11 per share, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In May 2000, the Company's Stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the authorized number of shares of Common Stock from 250,000,000 to 750,000,000 shares.

11. OTHER EMPLOYEE BENEFIT PLANS

Profit Sharing Program. The Company has a profit sharing program to which the Board of Directors authorizes quarterly contributions. Profit sharing contributions were approximately $103 million in 2000. There were no profit sharing contributions in 1999. Profit sharing contributions were approximately $5 million in 1998.

Retirement Savings Plan. The Company has a retirement savings plan, commonly known as a 401(k) plan, that allows participating United States employees to contribute from one percent to 15 percent of their pre-tax salary subject to I.R.S. limits. Before December 26, 1999, the Company made a matching contribution calculated at 50 cents on each dollar of the first three percent of participant contributions, to a maximum of 1.5 percent of eligible compensation. After December 26, 1999, the Company revised the contribution rate and contributes 50 cents on each dollar of the first six percent of participants' contributions, to a maximum of three percent of eligible compensation. The contributions to the 401(k) plan were approximately $10 million in 2000, $5 million in 1999 and $5 million in 1998.

12. COMMITMENTS

The Company leases certain of its facilities under agreements which expire at various dates through 2018. The Company also leases certain of its manufacturing and office equipment for terms ranging from one to five years. Rent expense was approximately $27 million, $52 million, and $54 million in 2000, 1999, and 1998, respectively.

For each of the next five years and beyond, noncancelable long-term operating lease obligations and commitments to purchase manufacturing supplies and services are as follows:

-----------------------------------------------------------------

                                 Operating         Purchase
(Thousands)                       leases          commitments
-----------------------------------------------------------------


2001                          $      289,065   $        45,105
2002                                 125,520            14,971
2003                                  45,648             9,890
2004                                  46,294             9,736
2005                                  45,839             9,736
Beyond 2005                          275,124             9,823
-----------------------------------------------------------------
                              $      827,490   $        99,261
-----------------------------------------------------------------

The operating lease of the Company's corporate marketing, general and administrative facility expired in December 1998. At the end of the lease term, the Company was obligated to either purchase the facility or to arrange for its sale to a third party with a guarantee of residual value to the seller equal to the option purchase price. In December 1998, the Company arranged for the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

sale of the facility to a third party and leased it back under a new operating lease. The Company has deferred the gain on the sale and is amortizing it over a period of 20 years, the life of the lease. The lease expires in December 2018. At the beginning of the fourth lease year and every three years thereafter, the rent will be adjusted by 200 percent of the cumulative increase in the consumer price index over the prior three-year period up to a maximum of 6.9 percent.

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

The Dresden Loan Agreements require that the Company partially fund Dresden Fab 30 project costs in the form of subordinated loans to, or equity investments in, AMD Saxony. In accordance with the terms of the Dresden Loan Agreements, the Company has invested $410 million as of December 31, 2000 in the form of subordinated loans and equity in AMD Saxony (denominated in both deutsche marks and U.S. dollars).

In addition to AMD's support, the consortium of banks referred to above has made available $750 million in loans (denominated in deutsche marks) to AMD Saxony to help fund Dresden Fab 30 project costs. AMD Saxony had $375 million of such loans outstanding as of December 31, 2000.

Finally, the Federal Republic of Germany and the State of Saxony are supporting the Dresden Fab 30 project, in accordance with the Dresden Loan Agreements, in the form of:

     . Guarantees of 65 percent of AMD Saxony bank debt up to a maximum amount of $750 million in bank debt;
     .   capital investment grants and allowances totaling $287 million; and
     .   interest subsidies totaling $141 million.


Of these amounts (which are all denominated in deutsche marks), AMD Saxony has received $284 million in capital investment grants and $38 million in interest subsidies as of December 31, 2000.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         agreements caused by AMD Saxony or its affiliates;

     . guarantee a portion of AMD Saxony's obligations under the Dresden Loan Agreement up to a maximum of $99 million until the bank loans are paid in full;

     . fund certain contingent obligations including various obligations to fund project cost overruns, if any; and

     . make funds available to AMD Saxony, after completion of Dresden Fab 30, up to approximately $70 million (denominated in deutsche marks) if AMD Saxony does not meet its fixed charge coverage ratio covenant.

Because the amounts under the Dresden Loan Agreements are denominated in deutsche marks, the dollar amounts set forth herein are subject to change based on applicable conversion rates. At the end of 2000, the exchange rate was approximately 2.20 deutsche marks to one U.S. dollar (which the Company used to calculate the amounts denominated in deutsche marks).

13.   INVESTMENT IN JOINT VENTURE

In 1993, the Company formed a joint venture (FASL) with Fujitsu Limited for the development and manufacture of non-volatile memory devices. FASL operates advanced IC manufacturing facilities in Aizu-Wakamatsu, Japan, to produce Flash memory devices. The Company's share of FASL is 49.992 percent and the investment is being accounted for under the equity method. The Company's share of FASL net income during 2000 was $11 million, net of income taxes of approximately $5 million. As of December 31, 2000, the cumulative adjustment related to the translation of the FASL financial statements into U.S. dollars resulted in a decrease of approximately $14 million to the investment in FASL. The following tables present the significant FASL related party transactions and balances:

------------------------------------------------------------------------------------------------------
Three years ended December 31, 2000
 (Thousands)                                              2000             1999            1998

                                                      ------------------------------------------------
Royalty income                                              $  33,273       $  23,214       $  21,136
Purchases                                                     381,657         264,344         211,640

------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------
December 31, 2000 and December 26, 1999
   (Thousands)                                             2000              1999

                                                      ---------------------------------
Royalty Receivable                                           $  9,561         $ 6,601
Accounts Payable                                               77,503          35,701

---------------------------------------------------------------------------------------

Pursuant to a cross-equity provision between the Company and Fujitsu, the Company purchased and owned 0.5 million shares of Fujitsu Limited common stock as of December 31, 2000. Under the same provision, Fujitsu Limited purchased nine million shares of the Company's common stock, of which one million shares were purchased in 1999.

FASL is continuing the facilitization of its second Flash memory device wafer fabrication facility, FASL JV2, in Aizu-Wakamatsu, Japan. In July 2000, FASL broke ground for a third

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


fabrication facility, FASL JV3, for the manufacture of Flash memory devices in Aizu-Wakamatsu, Japan. As of December 31, 2000, the building is complete and the clean room is under construction. Capital expenditures for FASL JV2 and FASL JV3 construction to date have been funded by cash generated from FASL operations and borrowings by FASL.

FASL capital expenditures in 2001 will continue to be funded by cash generated from FASL operations and local borrowings by FASL. However, to the extent that FASL is unable to secure the necessary funds for FASL JV2 or FASL JV3, the Company may be required to contribute cash or guarantee third-party loans in proportion to its 49.992 percent interest in FASL. As of December 31, 2000, the Company had $38 million in loan guarantees outstanding with respect to these loans. These planned costs are denominated in yen and are, therefore, subject to change due to foreign exchange rate fluctuations. At the end of 2000, the exchange rate was approximately 112.52 yen to one U.S. dollar, which the Company used to calculate the amounts denominated in yen.

The following is condensed financial data of FASL:

------------------------------------------------------------------------------------------------------------
Three years ended December 31, 2000 (Thousands)                       2000          1999          1998
                                                                 -------------------------------------------
Net sales                                                            $ 733,574     $ 501,797      $427,140
Gross profit                                                            53,174        20,415        25,432
Operating income                                                        49,645        17,724        20,758
Net income                                                              28,179         9,977        13,104
------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
December 31, 2000 and December 26, 1999 (Thousands)                   2000          1999
----------------------------------------------------------------------------------------------

Current assets                                                       $ 234,139     $ 166,391
Non-current assets                                                     786,802       594,031
Current liabilities                                                    482,629       206,532
Non-current liabilities                                                  1,271         1,488
----------------------------------------------------------------------------------------------

The Company's share of the above FASL net income differs from the equity in net income of joint venture reported on the consolidated statements of operations. The difference is due to adjustments resulting from the related party relationship between FASL and the Company which are reflected on the Company's consolidated statements of operations.

14.  RESTRUCTURING AND OTHER SPECIAL CHARGES

In 1999, restructuring and other special charges were $38 million. These charges were the result of the Company's efforts to better align its cost structure with the expected revenue growth rates. The restructuring efforts resulted in non-cash charges for the following:

     .   closure of a submicron development laboratory facility;
     .   write-off of equipment in the Submicron Development Center (SDC);
     . write-off of equipment taken out of service in Fab 25, our integrated circuit (IC) manufacturing facility located in Austin, Texas, related to the 0.35-micron wafer fabrication process; and write-off of capitalized costs related to discontinued system projects.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Cash charges consisted of:

     . severance and employee benefits for 178 terminated employees in the Information Technology department, the SDC and certain sales offices;
     .   costs for leases of vacated and unused sales offices; and
     .   costs for the disposal of equipment taken out of service in the SDC.

The restructuring and other special charges for the year ended December 26, 1999, and activity during both 1999 and 2000, are reflected in the table on the next page:

----------------------------------------------------------------------------------------------------------------------
                                   Severance                                  Equipment   Discontinued
                                 and employee                                 disposal       system
          (Thousands)              benefits     Facilities     Equipment        costs       projects        Total
----------------------------------------------------------------------------------------------------------------------
1999 provision                       $ 3,024           968        $ 23,769        4,380         $ 6,089    $ 38,230
Cash charges                          (3,024)          (56)              -       (1,937)              -      (5,017)
Non-cash charges                           -             -         (23,769)           -          (6,089)    (29,858)
----------------------------------------------------------------------------------------------------------------------
Accruals at December 26, 1999              -           912               -        2,443               -       3,355
Cash charges                               -          (429)              -       (2,443)              -      (2,872)
----------------------------------------------------------------------------------------------------------------------
Accruals at December 31, 2000        $     -        $  483        $      -      $     -         $     -    $    483
----------------------------------------------------------------------------------------------------------------------

The Company anticipates that the accruals for sales office facilities will be utilized over the period through lease termination in the second quarter of 2002.

15.  CONTINGENCIES

I.   Litigation

Ellis Investment Co., Ltd., et al v. AMD, et al. Between March 10, 1999 and April 22, 1999, AMD and certain individual officers of AMD were named as defendants in a number of lawsuits that were consolidated under Ellis Investment Co., Ltd., et al v. Advanced Micro Devices, Inc., et al. Following appointment of lead counsel, the case was re-named Hall et al. v. Advanced Micro Devices, Inc., et al. On September 5, 2000, the parties stipulated to, and the United States District Court for the Northern District of California entered, an order whereby all plaintiffs' claims and causes of action against all defendants were voluntarily dismissed without prejudice.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


In 1991, the Company received four Final Site Clean-up Requirements Orders from the California Regional Water Quality Control Board, San Francisco Bay Region, relating to the three sites. One of the orders named us as well as TRW Microwave, Inc. and Philips Semiconductors Corporation. In January 1999, the Company entered into a settlement agreement with Philips whereby Philips assumed costs allocated to us under this order, although the Company is responsible for these costs in the event that Philips does not fulfill its obligations under the settlement agreement. Another of the orders named AMD as well as National Semiconductor Corporation.

The three sites in Santa Clara County are on the National Priorities List (Superfund). If the Company fails to satisfy federal compliance requirements, or inadequately performs the compliance measures, the government (1) can bring an action to enforce compliance or (2) can undertake the desired response actions itself and later bring an action to recover its costs, and penalties, which is up to three times the costs of clean-up activities, if appropriate. The statute of limitations has been tolled on the claims of landowners adjacent to the Santa Clara County Superfund sites for causes of action such as negligence, nuisance and trespass.

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

16.  SUBSEQUENT EVENTS (UNAUDITED)

Share Repurchase Program

On January 29, 2001, the Company announced that the Board of Directors had authorized a program to repurchase up to $300 million worth of the Company's common shares over a period of time to be determined by management. These repurchases will be made in the open market or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


in privately negotiated transactions from time to time in compliance with the SEC's Rule 1b-18, subject to market conditions, applicable to legal requirements and other factors. This plan does not obligate the Company to acquire any particular amount of its common stock and the plan may be suspended at any time at the Company's discretion.

Dresden Loan Agreements

In February 2001, the Dresden Loan Agreements were amended to reflect new capacity and increased capital spending plans for Dresden Fab 30. Under the February 2001 amendments, the Company agreed to extend its guaranty of AMD Saxony's obligations and to make available to AMD Saxony revolving loans of up to $500 million. The Company also expanded its obligation to reimburse AMD Saxony for the cost of producing wafers for the Company and agreed to cancel the cost overrun facility made available by the banks. Under these amendments, the Company has been released from financial covenants limiting capital expenditures and requiring AMD Saxony to achieve capacity and production cost targets by the end of 2001.

The Dresden Loan Agreements, as amended, require that the Company: provide interim funding to AMD Saxony if either the remaining capital investment allowances or the remaining interest subsidies are delayed, such interim funding to be repaid as AMD Saxony receives the grants or subsidies from the State of Saxony; fund shortfalls in government subsidies resulting from any default under the subsidy agreements caused by AMD Saxony or its affiliates; and guarantee up to 35 percent of AMD Saxony's obligations under the Dresden Loan Agreements, which guarantee must not be less than $99 million or more than $273 million, until the bank loans are repaid in full.

Interest Rate Swap

In February 2001, the Company cancelled the interest rate swap agreement with a counterparty under which the difference between fixed- and floating-rate interest amounts calculated on an agreed-upon notional principal amount ($400 million) were exchanged at specified intervals. The cancellation resulted in a gain to the Company of $475,000.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

________________________________________________________________________________

The Board of Directors and Stockholders
Advanced Micro Devices, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Micro Devices, Inc. as of December 31, 2000 and December 26, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit in the period to obtain reasonable assurance about whether the accounting financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advanced Micro Devices, Inc. at December 31, 2000 and December 26, 1999, and the consolidated results of its operations and its cash flows for each of the three years ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                  San Jose, California
                                                  January 9, 2001

                         SUPPLEMENTARY FINANCIAL DATA

2000 and 1999 by Quarter (Unaudited)
(Thousands except per share and market                         2000                                         1999
price amounts)
-----------------------------------------------------------------------------------------------------------------------------------
                                           Dec. 31      Oct. 1      July 2      Apr. 2    Dec. 26    Sept. 26  June 27    Mar. 28
------------------------------------------------------------------------------------------------------------------------------------
Net Sales                                 $1,175,172  $1,206,549  $1,170,437  $1,092,029  $968,710  $ 662,192  $ 595,109  $ 631,593
Expenses:
  Cost of sales                              657,303     639,010     612,567     605,757   581,545    474,119    458,339    450,431
  Research and development                   162,087     162,764     155,651     161,297   150,936    157,626    167,278    159,946
  Marketing, general and administrative      160,756     141,931     152,022     144,306   158,803    129,437    124,520    127,310
  Restructuring and other special charges          -           -           -           -     5,700          -     17,514     15,016
------------------------------------------------------------------------------------------------------------------------------------
                                             980,146     943,705     920,240     911,360   896,984    761,182    767,651    752,703
------------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                      195,026     262,844     250,197     180,669    71,726    (98,990)  (172,542)  (121,110)
Gain on sale of Vantis                             -           -           -           -         -          -    432,059          -
Gain on sale of Legerity                           -     336,899           -           -         -          -          -          -
Interest income and other, net                25,449      19,789      19,935      21,128     6,958      6,757      7,252     10,768
Interest expense                             (19,932)    (17,382)    (11,244)    (11,479)  (12,370)   (18,033)   (18,087)   (20,763)
-----------------------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes, equity
  in net income of joint venture and
  extraordinary item                         200,543     602,150     258,888     190,318    66,314   (110,266)   248,682   (131,105)
Provision (benefit) for income taxes          30,081     175,009      51,778           -         -          -    172,823     (5,473)
-----------------------------------------------------------------------------------------------------------------------------------

Income (loss) before equity in net income
  of joint venture and extraordinary item    170,462     427,141     207,110     190,318    66,314   (110,266)    75,859   (125,632)
Equity in net income (loss) in joint
  venture                                      7,570       4,406          32        (969)   (1,234)     4,721      4,037     (2,735)
-----------------------------------------------------------------------------------------------------------------------------------

Income (loss) before extraordinary item      178,032     431,547     207,142     189,349    65,080   (105,545)    79,896   (128,367)
Extraordinary item - debt retirement,
 net of tax benefit                              (64)    (22,980)          -           -         -          -          -          -
-----------------------------------------------------------------------------------------------------------------------------------

Net income (loss)*                        $  177,968  $  408,567  $  207,142  $  189,349  $ 65,080  $(105,545) $  79,896  $(128,367)
-----------------------------------------------------------------------------------------------------------------------------------

Net income (loss) per share**
  Basic - income (loss) before
     extraordinary item                   $     0.57  $     1.38  $     0.67  $     0.63  $   0.22  $   (0.36) $    0.27  $   (0.44)
  Diluted - income (loss) before
     extraordinary item                   $     0.53  $     1.24  $     0.60  $     0.55  $   0.21  $   (0.36) $    0.27  $   (0.44)
-----------------------------------------------------------------------------------------------------------------------------------

  Basic - income (loss) after
     extraordinary item                   $     0.57  $     1.31  $     0.67  $     0.63  $   0.22  $   (0.36) $    0.27  $   (0.44)
  Diluted - income (loss) after
     extraordinary item                   $     0.53  $     1.18  $     0.60  $     0.55  $   0.21  $   (0.36) $    0.27  $   (0.44)
-----------------------------------------------------------------------------------------------------------------------------------

Shares used in per share calculation
  Basic                                      313,501     311,943     309,625     302,257   296,506    295,223    294,340    292,238
  Diluted                                    349,782     352,893     352,946     344,381   308,275    295,223    300,590    292,238
-----------------------------------------------------------------------------------------------------------------------------------

Common stock market price range
  High                                    $    26.00  $    47.50  $    47.72  $    30.00  $  15.88  $   11.63  $   10.82  $   15.94
  Low                                     $    13.56  $    27.00  $    25.50  $    13.91  $   8.22  $    8.07  $    7.38  $    7.85
-----------------------------------------------------------------------------------------------------------------------------------

* Net income for October 1, 2000 includes a $212 million gain, net of tax, on the sale of AMD's subsidiary, Legerity, Inc. and a $23 million extraordinary loss on debt retirement, net of tax; net loss for June 27, 1999 includes a $259 million gain, net of tax, on the sale of AMD's subsidiary, Vantis Corporation.

**Net income (loss) per common share, basic and diluted, for all prior periods, has been restated to reflect a two-for-one stock split effected in the form of a 100% stock dividend on August 21, 2000.

                               FINANCIAL SUMMARY

Five Years Ended December 31, 2000
(Thousands except per share amounts)             2000           1999           1998          1997          1996
-------------------------------------------------------------------------------------------------------------------
Net sales                                     $ 4,644,187    $ 2,857,604   $ 2,542,141    $ 2,356,375   $ 1,953,019
Expenses:
  Cost of sales                                 2,514,637      1,964,434     1,718,703      1,578,438     1,440,828
  Research and development                        641,799        635,786       567,402        467,877       400,703
  Marketing, general and administrative           599,015        540,070       419,678        400,713       364,798
  Restructuring and other special charges               -         38,230             -              -             -
-------------------------------------------------------------------------------------------------------------------
                                                3,755,451      3,178,520     2,705,783      2,447,028     2,206,329
-------------------------------------------------------------------------------------------------------------------
Operating income (loss)                           888,736       (320,916)     (163,642)       (90,653)     (253,310)

Gain on sale of Vantis                                  -        432,059             -              -             -
Gain on sale of Legerity                          336,899              -             -              -             -
Litigation settlement                                   -              -       (11,500)             -             -
Interest income and other, net                     86,301         31,735        34,207         35,097        59,391
Interest expense                                  (60,037)       (69,253)      (66,494)       (45,276)      (14,837)
-------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes
   and equity in net income of joint
   venture and extraordinary item               1,251,899         73,625      (207,429)      (100,832)     (208,756)
Provision (benefit) for income taxes              256,868        167,350       (91,878)       (55,155)      (85,008)
-------------------------------------------------------------------------------------------------------------------

Income (loss) before equity in net
   income of joint venture and                    995,031        (93,725)     (115,551)       (45,677)     (123,748)
   extraordinary item
Equity in net income in joint venture              11,039          4,789        11,591         24,587        54,798
-------------------------------------------------------------------------------------------------------------------

Income (loss) before extraordinary item         1,006,070        (88,936)     (103,960)       (21,090)      (68,950)
Extraordinary item - debt retirement,
   net of tax benefit                             (23,044)             -             -              -             -
-------------------------------------------------------------------------------------------------------------------

Net income (loss)                             $   983,026    $   (88,936)  $  (103,960)   $   (21,090)      (68,950)

-------------------------------------------------------------------------------------------------------------------
Net income (loss) per share
  Basic - before extraordinary item           $      3.25    $     (0.30)  $     (0.36)   $     (0.07)  $     (0.25)
  Diluted - before extraordinary item         $      2.95    $     (0.30)  $     (0.36)   $     (0.07)  $     (0.25)
                                              ----------------------------------------------------------------------
  Basic - after extraordinary item            $      3.18    $     (0.30)  $     (0.36)   $     (0.07)  $     (0.25)
  Diluted - after extraordinary item          $      2.89    $     (0.30)  $     (0.36)   $     (0.07)  $     (0.25)
                                              ---------------------------------------------------------------------
Shares used in per share calculation:
  Basic                                           309,331        294,577       287,796        281,319       280,995
  Diluted                                         350,000        294,577       287,796        281,319       280,995
                                              ---------------------------------------------------------------------
Long-term debt, capital lease obligations
  and other, less current portion             $ 1,167,973    $ 1,427,282   $ 1,372,416    $   662,689   $   444,830
Total assets                                  $ 5,767,735    $ 4,377,698   $ 4,252,968    $ 3,515,271   $ 3,145,283
-------------------------------------------------------------------------------------------------------------------

The Company's common stock (symbol AMD) is listed on the New York Stock Exchange. The Company has never paid cash dividends on common stock and is restricted from doing so. Refer to the notes to consolidated financial statements. The number of stockholders of record at January 31, 2001 was 7,754.

AMD, the AMD logo, and combinations thereof, Advanced Micro Devices, AMD-K6, AMD Athlon, AMD Duron, AMD-760 and 3DNow! are either trademarks or registered trademarks of Advanced

Micro Devices, Inc. Vantis is a trademark of Vantis Corporation. Legerity is a trademark of Legerity, Inc. Microsoft and Windows are registered trademarks of Microsoft Corporation. Pentium is a registered trademark and Celeron is a trademark of Intel Corporation. Other terms used to identify companies and products may be trademarks of their respective owners.

                                                                          22273C
                                                                  AMD-1770-AR-01

                                      -62-