Form 10-K405/A, Exhibit 13
period 2000-12-31
ADVANCED MICRO DEVICES INC
filed 2001-04-16
CIK 2488

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

12. COMMITMENTS

The Company leases certain of its facilities under agreements which expire at various dates through 2018. The Company also leases certain of its manufacturing and office equipment for terms ranging from one to five years. Rent expense was approximately $48 million, $52 million, and $54 million in 2000, 1999, and 1998, respectively.

For each of the next five years and beyond, noncancelable long-term operating lease obligations and commitments to purchase manufacturing supplies and services are as follows:

-----------------------------------------------------------------

                                 Operating         Purchase
(Thousands)                       leases          commitments
-----------------------------------------------------------------


2001                          $       50,156   $        39,606
2002                                  49,631            14,971
2003                                  42,135             9,890
2004                                  40,676             9,736
2005                                  38,740             9,736
Beyond 2005                          265,978             9,823
-----------------------------------------------------------------
                              $      487,316   $        93,762
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