Form 10-K, Exhibit 13
period 2001-12-30
ADVANCED MICRO DEVICES INC
filed 2002-03-07
CIK 2488

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


--------------------------------------------------------------------------------
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations that are forward-looking are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. The forward-looking statements relate to, among other things: operating results; anticipated cash flows; capital expenditures; gross margins; adequacy of resources to fund operations and capital investments; our ability to produce AMD Athlon(TM) and AMD Duron(TM) microprocessors with the performance and in the volume required by customers on a timely basis; our ability to maintain average selling prices of seventh-generation microprocessors despite aggressive marketing and pricing strategies of our competitors; the ability of third parties to provide timely infrastructure solutions (motherboards and chipsets) to support our microprocessors; our ability to increase customer and market acceptance of our seventh- and eighth-generation microprocessors; a recovery in the communication and networking industries leading to an increase in the demand for Flash memory products; the effect of foreign currency hedging transactions; the process technology transition in our submicron integrated circuit manufacturing and design facility in Dresden, Germany (Dresden Fab 30); and the financing, construction and utilization of the Fujitsu AMD Semiconductor Limited
(FASL) manufacturing facilities. See "Financial Condition" and "Risk Factors" below, as well as such other risks and uncertainties as are detailed in our other Securities and Exchange Commission reports and filings for a discussion of the factors that could cause actual results to differ materially from the forward-looking statements.

The following discussion should be read in conjunction with the consolidated financial statements and related notes as of December 30, 2001 and December 31, 2000 and for each of the three years in the period ended December 30, 2001, which are included in this annual report.

AMD, the AMD Arrow logo, and combinations thereof, Advanced Micro Devices, AMD-K6, AMD Athlon, AMD Duron and MirrorBit are either trademarks or registered trademarks of Advanced Micro Devices, Inc. Vantis is a trademark of Vantis Corporation. Legerity is a trademark of Legerity, Inc. Microsoft and Windows are either registered trademarks or trademarks of Microsoft Corporation. Other terms used to identify companies and products may be trademarks of their respective owners.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to our investments, allowance for doubtful accounts, revenues, inventories, asset impairments, income taxes, commitments and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies relate to those policies that are most important to the presentation of our financial statements and require the most difficult, subjective and complex judgments.

Investments in Debt and Equity Securities. We hold minority interests in companies having operations or possessing technology primarily in areas within our strategic focus, some of which are publicly traded and have highly volatile stock prices. We also make investments in marketable equity and debt securities. We record an investment impairment charge when we believe an investment has experienced a decline in value that is other-than-temporary. In determining if a decline in market value below cost for a publicly traded security or debt instrument is other-than-temporary, we evaluate the relevant market conditions, offering prices, trends of earnings, price multiples and other key measures providing an indication of the instrument's fair value. For private equity investments, we evaluate the financial condition of the investee, market conditions, trends of earnings and other key factors that provide indicators of the fair market value of the investment. When a decline in value is deemed to be other-than-temporary, we recognize an impairment loss in the current period to the extent of the decline below the carrying value of the investment. Adverse changes in market conditions or poor operating results of underlying investments could result in additional other-than-temporary losses in future periods.

Allowance for Doubtful Accounts. We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, we record a specific allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize allowances for doubtful accounts based on the length of time the receivables are past due, the current business environment and our historical experience. If the financial condition of our customers were to deteriorate or if economic conditions worsened, additional allowances may be required in the future.

Revenue Reserves. We record a provision for estimated sales returns and allowances on product sales in the same period as the related revenues are recorded. We base these estimates on historical sales returns and other known factors. Actual returns could be different from our estimates and current provisions for sales returns and allowances, resulting in future charges to earnings.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


Inventory Valuation. At each balance sheet date, we evaluate our ending inventories for excess quantities and obsolescence. This evaluation includes analyses of sales levels by product and projections of future demand. Inventories on hand, in excess of forecasted demand, generally six months or less, are not valued. In addition, we write off inventories that are considered obsolete. Remaining inventory balances are adjusted to approximate the lower of our standard manufacturing cost or market value. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

Impairment of Long-Lived Assets. We routinely consider whether indicators of impairment of long-lived assets are present. If such indicators are present, we determine whether the sum of the estimated undiscounted cash flows attributable to the assets in question is less than their carrying value. If less, we recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals or other methods. If the assets determined to be impaired are to be held and used, we recognize an impairment charge to the extent the present value of anticipated net cash flows attributable to the asset are less than the asset's carrying value. The fair value of the asset then becomes the asset's new carrying value, which we depreciate over the remaining estimated useful life of the asset. We may incur impairment losses in future periods if factors influencing our estimates change.

Deferred Income Taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We have considered future taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event that we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, then the previously provided valuation allowance would be reversed. Our current valuation allowance covers the tax benefit from the exercise of employee stock options. When these tax benefits are realized the valuation allowance will be reversed and credited to capital in excess of par value.

Commitments and Contingencies. From time to time, we are a defendant or plaintiff in various legal actions, which arise in the normal course of business. We are also a party to environmental matters, including local, regional, state and federal governed clean-up activities at or near locations where we currently or have in the past conducted our business. We are also a guarantor of various third-party obligations and commitments. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies, if any, which would be charged to earnings, is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in circumstances, such as a change in settlement strategy. Changes in required reserves could increase or decrease our earnings in the period the changes are made.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


--------------------------------------------------------------------------------
RESULTS OF OPERATIONS

In 2001, we participated in all three technology areas within the digital integrated circuit (IC) market--microprocessors, memory circuits and logic circuits--through our Core Products and Foundry Services segments. In 2000 and 1999, in addition to our Core Products and Foundry Services segments, we also participated in the digital IC market through our Voice Communications and Vantis segments. Our Core Products segment includes our PC processor products, Memory products and Other IC products. PC processor products include our seventh-generation microprocessors, the AMD Athlon and AMD Duron microprocessors, and our sixth-generation microprocessors. Memory products include Flash memory devices and Erasable Programmable Read-Only Memory
(EPROM) devices. Other IC products include embedded processors, networking products and platform products, which primarily consist of chipsets. Our Foundry Services segment consists of service fees from Legerity, Inc. and Vantis Corporation. Our Voice Communications segment consisted of our voice communications products subsidiary, Legerity, Inc. (Legerity), until July 31, 2000, the effective date of its sale. Our Vantis segment consisted of our programmable logic devices subsidiary, Vantis Corporation (Vantis), until June 15, 1999, the date of its sale.

We sold 90 percent of Legerity for approximately $375 million in cash, effective July 31, 2000. We sold Vantis to Lattice Semiconductor Corporation (Lattice) for approximately $500 million in cash, effective June 15, 1999.

The following is a summary of net sales by segment for 2001, 2000 and 1999:

(Millions)                                            2001           2000          1999
                                                  -------------------------------------------
Core Products segment:
   PC Processors                                      $   2,419      $  2,337      $  1,387
   Memory Products                                        1,133         1,567           773
   Other IC Products                                        242           457           400
                                                  -------------------------------------------
                                                          3,794         4,361         2,560
Foundry Services segment                                     98           143            43
Voice Communications segment                                  -           140           168
Vantis segment                                                -             -            87
                                                  -------------------------------------------
     Total                                            $   3,892      $  4,644      $  2,858
                                                  -------------------------------------------

Net Sales Comparison for Years Ended December 30, 2001 and December 31, 2000

Total net sales of $3,892 million decreased by 16 percent in 2001 compared to 2000.

PC processors net sales of $2,419 million increased by four percent in 2001 compared to 2000. This increase was primarily due to an increase in unit sales of our seventh-generation microprocessors, the AMD Athlon and AMD Duron microprocessors, partially offset by a decline in average selling prices. We expect PC processor unit shipments and average selling prices in the first quarter of 2002 to remain relatively flat as compared to the fourth quarter of 2001. Maintaining PC processor sales levels in 2002 depends on a continuing successful technology transition in Dresden Fab 30, our ability to maintain average selling prices for our seventh-generation microprocessors, continuing growth in

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


unit shipments of our PC processors, and increasing market acceptance of the newest versions of the AMD Athlon and AMD Duron microprocessors.

Memory products net sales of $1,133 million decreased by 28 percent in 2001 compared to 2000. The decrease was primarily due to continuing weakness in the communications and networking equipment industries and excess inventories held by major customers. Although we expect shipments to remain flat, we expect a decline in revenues from memory products in the first quarter of 2002, as compared to the fourth quarter of 2001, primarily due to continuing pricing pressures.

Other IC products net sales of $242 million decreased by 47 percent in 2001 compared to 2000. The decrease was due to decreased net sales of platform products, embedded processors and networking products as a result of the sustained market declines in the communications and networking equipment industries. We expect Other IC revenues in the first quarter of 2002 to remain relatively flat as compared to the fourth quarter of 2001.

The Foundry Services segment service fees of $98 million decreased by 31 percent in 2001 compared to 2000. The decrease was primarily due to a significant reduction in demand for wafer fabrication services from Vantis, partially offset by an increase in overall service fees from Legerity. We expect that service fees will continue to decline in the first quarter of 2002 due to our plan to discontinue these services in 2002. Other than the restructuring and other special charges recorded in the third quarter of 2001, we do not expect to have any termination liabilities associated with our plan to discontinue these services.

There were no sales from the Voice Communications segment in our 2001 net sales. Voice Communications products contributed $140 million to our 2000 net sales, prior to our sale of Legerity, effective July 31, 2000.

There were no sales from the Vantis segment in our 2001 and 2000 net sales.

Net Sales Comparison for Years Ended December 31, 2000 and December 26, 1999

Total net sales increased by $1,786 million in 2000, or 62 percent, to $4,644 million from $2,858 million in 1999.

PC processors net sales of $2,337 million increased by 68 percent in 2000 compared to 1999. This increase was primarily due to a strong increase in net sales of our seventh-generation microprocessors, the AMD Athlon and AMD Duron microprocessors. The AMD Duron microprocessor, a derivative of the AMD Athlon microprocessor designed to provide a solution for value conscious PC buyers, became available in June 2000. The strong increase in unit sales of our seventh-generation microprocessors more than offset the decline in average selling prices. The increase was partially offset by a decrease in net sales of AMD-K6(TM) family microprocessors as a result of the market shift toward our seventh-generation microprocessors.

Memory products net sales of $1,567 million increased by 103 percent in 2000 compared to 1999 primarily due to growth in sales volume, higher average selling prices and a rich product mix of Flash memory devices, which was slightly offset by a decline in net sales of EPROMs.

Other IC products net sales of $457 million increased by 14 percent in 2000 compared to 1999. The increase was primarily due to increased net sales from our platform and networking products.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


The Foundry Services segment included service fees of $143 million from Lattice and Legerity in 2000 compared to $43 million from Lattice in 1999. The increase was primarily due to the addition of service fees from Legerity and secondarily to an increase in service fees from Lattice during 2000.

Voice Communications products net sales of $140 million decreased by 17 percent in 2000 compared to 1999 as a result of the sale of our Legerity subsidiary, effective July 31, 2000.

There were no sales from the Vantis segment in our 2000 net sales. Vantis segment contributed $87 million to our 1999 net sales, prior to our sale of Vantis, effective June 15, 1999.

Comparison of Expenses, Gross Margin Percentage and Interest and Other Income,
Net

The following is a summary of expenses, gross margin percentage, and interest and other income, net for 2001, 2000 and 1999:

(Millions except for gross margin percentage)               2001           2000           1999
                                                        --------------------------------------------
Cost of sales                                                 $2,590        $2,515         $1,964
Gross margin percentage                                           33%           46%            31%
Research and development                                      $  651        $  642         $  636
Marketing, general and administrative                            620           599            540
Restructuring and other special charges                           89             -             38
Gain on sale of Vantis                                             -             -            432
Gain on sale of Legerity                                           -           337              -
Interest and other income, net                                    26            86             32
Interest expense                                                  61            60             69
----------------------------------------------------------------------------------------------------

We operate in an industry characterized by intense competition and high fixed costs due to capital-intensive manufacturing processes, particularly the costs to build and maintain state-of-the-art production facilities required for PC processors and memory devices. As a result, our gross margin percentage is significantly affected by fluctuations in unit sales and average selling prices.

Gross margin percentage decreased to 33 percent in 2001 compared to 46 percent in 2000. The decrease in gross margin in 2001 was primarily due to lower unit sales and average selling prices from Flash memory devices, networking products and embedded processors and lower average selling prices of PC processors. We expect gross margins in the first quarter of 2002 to remain relatively flat as compared to the fourth quarter of 2001. Maintenance of gross margin percentage depends on continually increasing unit sales of microprocessors and memory products because of pricing pressures and because fixed costs continue to rise with ongoing capital investments required to expand production capability and capacity.

Gross margin percentage increased to 46 percent in 2000 compared to 31 percent in 1999. The increase in gross margin in 2000 was primarily due to higher net sales from PC processors and Flash memory devices, partially offset by a reduction in gross margin as a result of the sale of Legerity, effective July 31, 2000, and an increase in fixed costs.

Research and development expenses of $651 million in 2001 increased slightly compared to 2000. This slight increase was due to increased costs related to research and development activities for PC processors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


Research and development expenses of $642 million in 2000 increased slightly compared to 1999. This slight increase was due to increased costs related to research and development activities for PC processors, offset by a substantial portion of Dresden Fab 30 expenses shifting to cost of sales as production commenced in the second quarter of 2000 and research and development subsidies received from the German government.

Marketing, general and administrative expenses of $620 million in 2001 increased four percent compared to 2000 primarily as a result of increased advertising and marketing expenses associated with our core products and the AMD Athlon XP processor launch, offset by the absence of Legerity expenses during 2001.

Marketing, general and administrative expenses of $599 million in 2000 increased 11 percent compared to 1999 primarily as a result of marketing and promotional activities for the AMD Athlon microprocessor, our launch of the AMD Duron microprocessor and higher expenses associated with higher labor costs, including profit sharing. These increases were partially offset by the absence of Legerity expenses during the second half of 2000.

On September 25, 2001, due to the continued slowdown in the semiconductor industry and a resulting decline in revenues, we announced a restructuring plan to accelerate key components of our strategy to reduce costs and enhance the financial performance of our core products. In connection with the plan, we will close Fabs 14 and 15 in Austin, Texas by the end of June 2002. These facilities support certain of our older products and Foundry Service operations, which will be discontinued as part of our plan. We will also reorganize other manufacturing facilities and reduce activities primarily in Penang, Malaysia, along with associated administrative support.

The restructuring plan will result in the reduction of approximately 2,300 direct manufacturing and related administrative support positions, or approximately 15 percent of our worldwide workforce, by the end of the second quarter of 2002. Approximately 1,000 of these positions are associated with closing Fabs 14 and 15 in Austin. The balance of the reductions will result from reorganizing activities primarily in Penang, Malaysia.

Pursuant to the September 25, 2001 plan, we recorded restructuring costs and other special charges of $89.3 million, consisting of $34.1 million of anticipated severance and employee benefit costs, $16.2 million of anticipated exit costs to close facilities in Austin and Penang and $39.0 million of non-cash asset impairment charges. The asset impairment charges relate primarily to buildings and production equipment and have been incurred as a result of our decision to implement the plan.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


The following table summarizes activity under the plan through December 30, 2001:

-----------------------------------------------------------------------------------------------------------
                                                  Facility    Facility and
                                  Severance and      and       equipment        Other
                                     employee     equipment   decommission    facilities
(Thousands)                          benefits    impairment      costs        exit costs           Total
-----------------------------------------------------------------------------------------------------------
2001 provision                     $  34,105      $ 39,000     $ 15,500        $   700           $ 89,305
Cash charges                          (7,483)            -            -            (54)            (7,537)
Non-cash charges                           -       (39,000)           -              -            (39,000)
-----------------------------------------------------------------------------------------------------------
Accruals at December 30, 2001      $  26,622      $      -     $ 15,500        $   646           $ 42,768
-----------------------------------------------------------------------------------------------------------

We expect to substantially complete execution of our restructuring plan by the end of the second quarter of 2002. As a result of this restructuring plan, we expect to realize overall cost reductions of $125 million on an annualized basis. As of December 30, 2001, 786 employees had been terminated resulting in cash payments of approximately $7.5 million in severance and employee benefit costs.

During 1999, we initiated a review of our cost structure. Based upon this review, we recorded restructuring and other special charges of $38 million in 1999 to better align our cost structure with expected revenue growth rates.

The restructuring and other special charges for the year ended December 26, 1999, and related activity during 1999, 2000 and 2001, are reflected in the following table:

----------------------------------------------------------------------------------------------------------------------
                                    Severance
                                       and                                    Equipment      Discontinued
                                     employee                                 disposal          system
(Thousands)                          benefits     Facilities    Equipment       costs          projects      Total
----------------------------------------------------------------------------------------------------------------------
1999 provision                       $  3,024       $  968      $  23,769    $  4,380        $  6,089     $ 38,230
Cash charges                           (3,024)         (56)             -      (1,937)              -       (5,017)
Non-cash charges                            -            -        (23,769)          -          (6,089)     (29,858)
----------------------------------------------------------------------------------------------------------------------
Accruals at December 26, 1999               -          912              -       2,443               -        3,355
Cash charges                                -         (429)             -      (2,443)              -       (2,872)
----------------------------------------------------------------------------------------------------------------------
Accruals at December 31, 2000               -          483              -           -               -          483
Cash charges                                -         (443)             -           -               -         (443)
----------------------------------------------------------------------------------------------------------------------
Accruals at December 30, 2001        $      -       $   40      $       -    $      -        $      -     $     40
----------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


We anticipate that the remaining accrual related to sales office facilities will be utilized over the period through lease terminations in the second quarter of 2002.

We sold 90 percent of Legerity to Francisco Partners, L.P. for approximately $375 million in cash, effective July 31, 2000. Prior to the sale, Legerity was a wholly owned subsidiary of AMD, selling voice communications products. Our pre-tax gain on the sale of Legerity was $337 million. The gain was computed based on the excess of the consideration received for Legerity's net assets as of July 31, 2000, less direct expenses related to the sale. The applicable tax rate on the gain was 37 percent, resulting in an after-tax gain of $212 million.

On June 15, 1999, we sold Vantis to Lattice for approximately $500 million in cash. Our pre-tax gain on the sale of Vantis was $432 million. The gain was computed based on the excess of the consideration received for Vantis' net assets as of June 15, 1999, less direct expenses related to the sale. The applicable tax rate on the gain was 40 percent, resulting in an after-tax gain of $259 million.

Interest and other income, net, decreased $60 million or 70 percent in 2001 compared to 2000 primarily due to $27 million in charges for other-than-temporary declines in our equity investments, a $14 million decrease in interest income due to a decrease in short-term investments and a $9 million decrease due to the absence of a gain on the sale of real property.

Interest expense increased slightly in 2001 compared to 2000 due to a decrease in capitalized interest expense attributable to the substantial completion of Dresden Fab 30 and increased borrowings by AMD Saxony Manufacturing GmbH (AMD Saxony) under the Dresden Loan Agreements, offset by the effect of redeeming our 6% convertible subordinated notes in May 2001.

Interest and other income, net, increased $54 million or 168 percent in 2000 compared to 1999 primarily due to higher average cash and short- and long-term investment balances.

Interest expense decreased $9 million or 13 percent in 2000 compared to 1999 primarily due to lower average debt balances resulting from retirement of a portion of our 11% Senior Secured Notes due 2003 (Senior Secured Notes) in August 2000, offset by a reduction of capitalized interest as a result of the completion of the initial phase of Dresden Fab 30.

Income Tax

We recorded an income tax benefit of $14 million in 2001 and income tax provisions of $257 million in 2000 and $167 million 1999. The effective benefit rate of 15.4 percent for the year ended December 30, 2001 was less than the statutory rate because of a 24 percent tax benefit rate on the restructuring charges, reflecting the allocation of the charges between U.S. and foreign low-taxed jurisdictions, and a provision for U.S. taxes on certain previously undistributed earnings of low-taxed foreign subsidiaries. The effective tax rate was 20.5 percent for the year ended December 31, 2000. The effective tax rate, excluding the gain on the sale of Legerity, was 14.5 percent reflecting the benefit of realizing previously reserved deferred tax assets. The tax rate recorded in 2000 attributable to the gain on the sale of Legerity was 37 percent. The effective tax rate was 227 percent for the year ended December 26, 1999. The effective tax rate, excluding the gain on the sale of Vantis and restructuring charges, was zero. This reflected the establishment of reserves against our deferred tax assets due to current and prior operating losses. The tax rate recorded in 1999 attributable to the gain on the sale of Vantis net of restructuring charges was 39 percent.

We had net deferred tax assets of $51 million as of December 30, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


Other Items

International sales as a percent of net sales were 66 percent in 2001 and 60 percent in both 2000 and 1999. During 2001, approximately two percent of our net sales were denominated in foreign currencies. We do not have sales denominated in local currencies in countries that have highly inflationary economies (as defined by accounting principles generally accepted in the United States). The impact on our operating results from changes in foreign currency rates individually and in the aggregate has not been material.

Comparison of Segment Income (Loss)

In 2001, we operated in two reportable segments: the Core Products segment, which reflects the aggregation of the PC processors and memory products operating segments, and the Foundry Services segment. The Core Products segment includes PC processors, Flash memory devices, EPROMs, embedded processors, platform products and networking products. The Foundry Services segment included fees for services provided to Legerity and Vantis. Our previous Voice Communications segment included the voice communications products of our former subsidiary, Legerity, prior to its sale effective July 31, 2000. Our former Vantis segment included the programmable logic devices (PLD) of our former subsidiary, Vantis, prior to its sale in 1999. For a comparison of segment net sales, refer to the previous discussions on net sales by product group.

The following is a summary of operating income (loss) by segment for 2001, 2000 and 1999:

----------------------------------------------------------------------------------------------------
(Millions)                                                  2001            2000          1999
----------------------------------------------------------------------------------------------------
Core Products                                               $    72         $  832        $ (342)
Foundry Services                                                (34)            22             1
Voice Communications                                              -             35            14
Vantis                                                            -              -             6
                                                        --------------------------------------------
     Total                                                  $    38         $  889        $ (321)
----------------------------------------------------------------------------------------------------

Core Products segment operating income decreased by $760 million in 2001 compared to 2000 due to a decrease in net sales. The decrease was primarily due to a decline in the average selling prices and unit sales of our core products due to the sustained downturn in the microprocessor, communications, and networking equipment industries and our restructuring plan previously discussed.

The Foundry Services segment operating income decreased by $56 million in 2001 compared to 2000 primarily due to the significant reduction in demand for wafer fabrication services from Vantis and Legerity.

The Voice Communications segment operating income was zero in 2001 due to our sale of Legerity, effective July 31, 2000.

The Vantis segment operating income was zero in 2001 due to our sale of Vantis, effective June 15, 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


--------------------------------------------------------------------------------
FINANCIAL CONDITION

Net cash provided by operating activities was $168 million in 2001 as a result of our net loss of $61 million, adjusted for non-cash charges, including, $623 million of depreciation and amortization expense, $82 million of restructuring charges, $27 million of impairment charges on equity investments and $10 million of provision for doubtful accounts, offset by non-cash credits of $93 million from net changes in deferred income taxes and foreign grant and subsidy income, and other uses of cash in operating activities of approximately $428 million due to net changes in operating assets and liabilities.

Net cash provided by operating activities was $1,206 million in 2000 primarily due to net income of $983 million and depreciation and amortization of $579 million, offset by a nonrecurring $337 million reduction to operating cash flows from the gain on the sale of Legerity in 2000, a decrease of $269 million in other assets, an increase of $158 million from income tax benefits from employee stock option exercises, a decrease of $156 million in inventory, an increase of $157 million in payables and accrued liabilities, an increase of $143 million from customer deposits under long-term purchase agreements, a decrease of $140 million in accounts receivable, an increase of $79 million in prepaid expenses and a decrease of $35 million from foreign grant and subsidy income.

Net cash provided by operating activities was 260 million in 1999 primarily due to the net loss of $89 million, a nonrecurring $432 million reduction in operating cash flows from the gain on the sale of Vantis in 1999, an increase of $516 million from depreciation and amortization, an increase of $160 million from deferred income taxes, an increase of $241 million in payables and accrued liabilities, a decrease of $102 million in prepaid expenses, an increase of $55 million in other assets, a decrease of $50 million from foreign grant and subsidy income not received in cash and a decrease of $48 million in accounts receivable.

Net cash used in investing activities was $554 million in 2001 primarily due to $679 million used for the purchases of property, plant, and equipment, primarily for Dresden Fab 30 and Asia manufacturing facilities, and $122 million for additional equity investments in FASL, offset by $246 million of net proceeds from sales and maturities of available-for-sale securities.

Net cash used in investing activities was $816 million in 2000 primarily due to $805 million used for purchases of property, plant and equipment, offset by $375 million we received in 2000 from the sale of Legerity and $398 million of net purchases of available-for-sale securities.

Net cash used in investing activities was $142 million in 1999 primarily due to $454 million from the sale of Vantis, a decrease of $620 million from purchases of property, plant and equipment offset by $19 million in net proceeds from sales of available-for-sale securities and $4 million in proceeds from sales of property, plant and equipment.

Net cash provided by financing activities was $232 million in 2001 primarily due to $63 million in proceeds from the issuance of notes payable to banks, $308 million in proceeds from Dresden borrowing activities, $38 million in proceeds from the receipt of foreign grants and subsidies and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


$37 million in proceeds from the issuance of stock in connection with stock option exercises and purchases under our Employee Stock Purchase Plan, offset by $137 million in payments on debt and capital lease obligations and $77 million used to repurchase our common stock.

Net cash used in financing activities was $101 million in 2000 primarily due to $375 million in payments on debt and capital lease obligations, offset by $136 million in proceeds from borrowing activities, $123 million in proceeds from the issuance of stock and $15 million in proceeds from foreign grants and subsidies.

Net cash used in financing activities was $174 million in 1999 primarily due to $244 million in payments on debt and capital lease obligations, offset by $12 million in proceeds from borrowings, $44 million in proceeds from issuance of stock and $14 million in proceeds from foreign grants and subsidies.

Contractual Cash Obligations And Commercial Commitments

The following tables summarize our contractual cash obligations and commercial commitments at December 30, 2001 and are supplemented by the discussion following the tables:

Contractual Cash Obligations at December 30, 2001 were:

                                                                    Payments due by period
                                                                    ----------------------
                                                    Less than 1                                 After 5
(In Thousands)                         Total           year         1-3 years     4-5 years      years
--------------------------------------------------------------------------------------------------------
Notes payable to banks              $   63,362      $ 63,362      $      -      $      -     $      -
Dresden term loans                     602,046       186,842       342,544        72,660            -
Commercial mortgage                      1,190           182           423           245          340
Capital lease obligations               36,075        13,589        20,060         2,426            -
Operating leases                       457,176        57,612        91,375        40,636      267,553
Unconditional purchase commitments      54,979        15,036        20,067         9,895        9,981
                                    ----------      --------      --------      --------     --------
Total contractual cash obligations  $1,214,828      $336,623      $474,469      $125,862     $277,874
                                    ==========      ========      ========      ========     ========

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


Commercial Commitments at December 30, 2001 were:

                                                   Amounts of commitment expiration per period
                                                   -------------------------------------------
                                   Total amounts   Less than 1                                  Over 5
(In Thousands)                       committed         year         1-3 years     4-5 years      years
--------------------------------------------------------------------------------------------------------
Dresden guarantee                   $  277,000        $     -       $      -        $    -     $277,000
FASL guarantee                         192,000              -              -             -      192,000
Fujitsu guarantee                      125,000              -        125,000             -            -
                                    ----------        -------       --------        ------     --------
Total commercial commitments        $  594,000        $     -       $125,000        $    -     $469,000
                                    ==========        =======       ========        ======     ========

Notes Payable to Banks

We entered into a Loan and Security Agreement (the Loan Agreement) with a consortium of banks led by a domestic financial institution on July 13, 1999. The Loan Agreement provides for a four-year secured revolving line of credit of up to $200 million. We can borrow, subject to amounts that may be set aside by the lenders, up to 85 percent of our eligible accounts receivable from Original Equipment Manufacturers (OEMs) and 50 percent of our eligible accounts receivable from distributors. We must comply with certain financial covenants if the level of domestic cash we hold declines to $200 million or the amount of borrowings under the Loan Agreement rises to 50 percent of available credit. Under these circumstances the Loan Agreement restricts our ability to pay cash dividends on our common stock. Our obligations under the Loan Agreement are secured by a pledge of all of our accounts receivable, inventory, general intangibles and the related proceeds. As of December 30, 2001, $50 million was outstanding under the Loan Agreement, which was repaid in January 2002.

As of December 30, 2001, we had approximately $18 million in lines of credit available to our foreign subsidiaries under the other financing agreements, of which approximately $13 million is outstanding.

Dresden Term Loans and Dresden Guarantee

AMD Saxony, an indirect wholly owned German subsidiary of AMD, continues to facilitize Dresden Fab 30, which began production in the second quarter of 2000. AMD, the Federal Republic of Germany, the State of Saxony, and a consortium of banks are providing credit support for the project. We currently estimate construction and facilitization costs of Dresden Fab 30 will be $2.5 billion when fully equipped by the end of 2003. As of December 30, 2001, we had invested $1.8 billion. In March 1997, AMD Saxony entered into a loan agreement and other related agreements (the Dresden Loan Agreements) with a consortium of banks led by Dresdner Bank AG in order to finance the project. Because most of the amounts under the Dresden Loan Agreements are denominated in deutsche marks, the dollar amounts set forth below are subject to change based on applicable conversion rates. We used the exchange rate as of December 30, 2001, which was approximately 2.17 deutsche marks to one U.S. dollar, to value the amounts denominated in deutsche marks. The Dresden Loan Agreements provide for the funding of the construction and facilitization of Dresden Fab 30. The funding consists of:

o    equity, subordinated loans and loan guarantees from AMD;

o    loans from a consortium of banks; and

o grants, subsidies and loan guarantees from the Federal Republic of Germany and the State of Saxony.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


The Dresden Loan Agreements require that we partially fund Dresden Fab 30 project costs in the form of subordinated loans to, or equity investments in, AMD Saxony. In accordance with the terms of the Dresden Loan Agreements, we have invested $334 million as of December 30, 2001 in the form of subordinated loans to and equity investments in AMD Saxony, which are eliminated in our consolidated financial statements. In addition to support from AMD, the consortium of banks referred to above has made available $692 million in loans to AMD Saxony to help fund Dresden Fab 30 project costs. AMD Saxony had $602 million of such loans outstanding as of December 30, 2001, which are included in our consolidated balance sheets.

Finally, the Federal Republic of Germany and the State of Saxony are supporting the Dresden Fab 30 project, in accordance with the Dresden Loan Agreements, in the form of:

o guarantees of the lesser of 65 percent of AMD Saxony bank debt or $692 million;

o    capital investment grants and allowances totaling $286 million; and

o    interest subsidies totaling $142 million.

Of these amounts, AMD Saxony had received $284 million in capital investment grants and allowances and $64 million in interest subsidies through December 30, 2001, which are included in our consolidated financial statements. The grants and subsidies are subject to conditions, including meeting specified levels of employment by December 2001 and maintaining those levels until June 2007. Noncompliance with the conditions of the grants and subsidies could result in the forfeiture of all or a portion of the future amounts to be received, as well as the repayment of all or a portion of amounts received to date. As of December 30, 2001, we were in compliance with all of the conditions of the grants and subsidies.

In February 2001, the Dresden Loan Agreements were amended to reflect new capacity and increased capital expenditure plans for Dresden Fab 30. Under the February 2001 amendments, we agreed to increase and extend our guaranty of AMD Saxony's obligations and to make available to AMD Saxony revolving loans of up to $500 million. We expanded our obligation to reimburse AMD Saxony for the cost of producing wafers for us, and we also agreed to cancel the cost overrun facility made available by the banks. Under the February 2001 amendments, we were released from financial covenants limiting capital expenditures and requiring AMD Saxony to achieve capacity and production cost targets by the end of 2001. As of December 30, 2001, $59 million of revolving loans were outstanding. The revolving loan amounts are denominated in European Union euros and are, therefore, subject to change due to foreign exchange rate fluctuations. We used the December 30, 2001 exchange rate of 1.11 euros to one U.S. dollar to translate the amount of the revolving loans. Because the loans are due to be repaid by our subsidiary, AMD Saxony, the related receivable is not recorded on our consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


The Dresden Loan Agreements, as amended, also require that we:

o provide interim funding to AMD Saxony if either the remaining capital investment allowances or the remaining interest subsidies are delayed, such funding to be repaid to AMD as AMD Saxony receives the grants or subsidies from the State of Saxony;

o fund shortfalls in government subsidies resulting from any default under the subsidy agreements caused by AMD Saxony or its affiliates; and

o guarantee up to 35 percent of AMD Saxony's obligations under the Dresden Loan Agreements, which guarantee must not be less than $100 million or more than $277 million, until the bank loans are repaid in full.

AMD Saxony would be in default under the Dresden Loan Agreements if we, AMD Saxony or AMD Saxony Holding GmbH (AMD Holding), the parent company of AMD Saxony and a wholly owned subsidiary of AMD, fail to comply with certain obligations thereunder or upon the occurrence of certain events including:

o    material variances from the approved plans and specifications;

o our failure to fund equity contributions or shareholder loans or otherwise comply with our obligations relating to the Dresden Loan Agreements;

o    the sale of shares in AMD Saxony or AMD Holding;

o    the failure to pay material obligations;

o the occurrence of a material adverse change or filings or proceedings in bankruptcy or insolvency with respect to us, AMD Saxony or AMD Holding; and

o    the occurrence of default under the Loan Agreement.

Generally, any default with respect to borrowing made or guaranteed by AMD that results in recourse to us of more than $2.5 million and is not cured by us, would result in a cross-default under the Dresden Loan Agreements and the Loan Agreement. As of December 30, 2001, we were in compliance with all conditions of the Dresden Loan Agreements.

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

Commercial Mortgage

As of December 30, 2001, we had a $1.2 million commercial mortgage outstanding relating to one of our research facilities. The mortgage balance will be repaid through 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


Capital Lease Obligations

As of December 30, 2001, we had capital lease obligations of approximately $36 million. Obligations under these lease agreements are collateralized by the assets leased and are payable through 2005.

Operating Leases and Purchase Commitments

We lease certain of our facilities, including our executive offices in Sunnyvale, California, under agreements which expire at various dates through 2018. We lease certain of our manufacturing and office equipment for terms ranging from one to five years. Total future lease obligations as of December 30, 2001 were approximately $457 million.

We enter into purchase commitments for manufacturing supplies and services. Total purchase commitments as of December 30, 2001 were approximately $55 million for periods through 2009.

FASL Facilities and Guarantees

FASL, a joint venture formed by AMD and Fujitsu Limited in 1993, operates advanced integrated circuit manufacturing facilities in Aizu-Wakamatsu, Japan, to produce Flash memory devices. FASL is continuing the facilitization of its second and third Flash memory device wafer fabrication facilities, FASL JV2 and FASL JV3. We expect FASL JV2 and FASL JV3, including equipment, to cost approximately $2.4 billion when fully equipped. As of December 30, 2001, approximately 1.5 billion of these costs had been funded by cash generated from FASL operations. These costs are incurred in Japanese yen and are, therefore, subject to change due to foreign exchange rate fluctuations. On December 30, 2001, the exchange rate was 128.02 yen to one U.S. dollar, the rate we used to translate the amounts denominated in yen into U.S. dollars.

In 2000, FASL further expanded its production capacity through a foundry arrangement with Fujitsu Microelectronics, Inc. (FMI), a wholly owned subsidiary of Fujitsu Limited. In connection with FMI equipping its wafer fabrication facility in Gresham, Oregon (the Gresham Facility) to produce flash memory devices for sale to FASL, we agreed to guarantee the repayment of up to $125 million of Fujitsu's obligations as a co-signer with FMI under its global multicurrency revolving credit facility (the Credit Facility) with a third-party bank (the Guarantee). On November 30, 2001, Fujitsu announced that it was closing the Gresham Facility, due to the downturn of the flash memory market. To date, we have not received notice from Fujitsu that FMI has defaulted on any payments due under the Credit Facility. Furthermore, subsequent to year end, we were informed that amounts borrowed by FMI under the Credit Facility do not become due until the end of March 2002. Accordingly, under the terms of the Guarantee, we are not at this time, and were not at December 30, 2001, obligated to make any payments to Fujitsu. However, subsequent to year end, Fujitsu requested that we pay the entire $125 million under the Guarantee. Although we disagree with Fujitsu as to the amount, if any, of our obligations under the Guarantee, Fujitsu has indicated its belief that we are obligated to pay the full $125 million.

A significant portion of FASL capital expenditures in 2002 will continue to be funded by cash generated from FASL operations. In addition, both Fujitsu and AMD made capital contributions of 15 billion yen ($122 million) each to FASL during the second quarter of 2001. Further, to the extent that additional funds are required for the full facilitization of FASL JV2 and FASL JV3, AMD will be required to contribute cash or guarantee third-party loans in proportion to our
49.992 percent interest in FASL, up to 25 billion yen ($192 million). As of December 30, 2001, we had $148 million in loan guarantees outstanding with respect to these third-party loans.

UMC

On January 31, 2002, we announced an alliance with United Microelectronics Corporation (UMC) under which UMC and AMD will establish a joint venture to own and operate a state-of-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


the-art, 300-mm wafer fabrication facility in Singapore for high-volume production of PC processors and other logic products. As part of the alliance, we and UMC will collaborate in the development of advanced process technologies for semiconductor logic products. We separately announced a foundry agreement under which UMC will produce PC processors to augment Dresden Fab 30 production capacity for devices produced on 130-nanometer and smaller-geometry technology.

Other Financing Activities

On January 29, 2002, we closed a private offering of $500 million aggregate principal amount of our 4 3/4% Convertible Senior Debentures due 2022 issued pursuant to Rule 144A and Regulation S. The Debentures bear interest at a rate of 4 3/4% per annum. The interest rate will be reset on each of August 1, 2008, August 1, 2011 and August 1, 2016 to a rate per annum equal to the interest rate payable 120 days prior to such date on 5-year U.S. Treasury Notes, plus 43 basis points. The reset rate will not be less than 4 3/4% and will not exceed 6 3/4%. The Debentures will be convertible into our common stock initially at a conversion price of $23.38 per share. At the initial conversion price, each $1,000 principal amount of the Debentures will be convertible into approximately 43 shares of our common stock. We intend to use the net proceeds generated from the offering for capital expenditures, working capital, and general corporate purposes.

On August 1, 2001, we redeemed for cash the remaining $43 million of our outstanding Senior Secured Notes.

On May 21, 2001, we called for redemption of the then outstanding $517.1 million 6% Convertible Subordinated Notes due 2005, which resulted in the conversion of $509.6 million of such Notes, into approximately 28 million shares of our common stock, net of unamortized debt issuance cost of $7.3 million. The remaining $0.2 million was paid in cash to investors.

On January 29, 2001, we announced that our Board of Directors had authorized a program to repurchase up to $300 million worth of our common stock over a period of time to be determined by management. These repurchases may be made in the open market or in privately negotiated transactions from time to time in compliance with the SEC's Rule 10b-18, subject to market conditions, applicable legal requirements and other factors. This program does not obligate us to

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


acquire any particular amount of our common stock and the program may be suspended at any time at our discretion. As of December 30, 2001, we had acquired approximately 6.3 million shares of our common stock at an aggregate cost of $77 million. Shares repurchased under this program will be used in connection with our stock option plans.

We plan to make capital investments of approximately $850 million during 2002, including amounts related to the continued facilitization of Dresden Fab 30. We believe that cash flows from operations and current cash balances, together with available external financing and the extension of existing facilities, will be sufficient to fund operations and capital investments for at least the next 12 months.

--------------------------------------------------------------------------------
RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 "Business Combinations" (SFAS 141) and Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the amortization and impairment provisions of SFAS 142 are effective upon the adoption of SFAS
142. We are required to adopt SFAS 141 and SFAS 142 at the beginning of 2002. Presently these accounting standards would not have a material effect on our consolidated financial statements as we do not have material amounts of intangibles or any goodwill.

In August 2001, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), which supersedes both Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121) and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (Opinion 30), for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 retains the fundamental provisions in SFAS 121 for recognizing and measuring impairment losses on long-lived assets to be "held and used." In addition, the statement provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset or group of assets to be disposed of other than by sale be classified as "held-and-used" until they are disposed of, and establishes more restrictive criteria to classify an asset or group of assets as "held for sale." SFAS 144 also retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). We will adopt SFAS 144 at the beginning of 2002. We do not believe the adoption of SFAS 144 will have a material impact on our operating results or financial position.

--------------------------------------------------------------------------------
QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk. Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio and short-term debt obligations. We mitigate default risk by investing in only the highest credit quality securities and by constantly positioning our portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. As stated in our investment policy, we are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default risk and market risk.

We use proceeds from debt obligations primarily to support general corporate purposes, including capital expenditures and working capital needs.

The following table presents the cost basis, fair value and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations as of December 30, 2001 and comparable fair values as of December 31, 2000:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


------------------------------------------------------------------------------------------------------------------------------------
                                                               2001                                                         2000
                            --------------------------------------------------------------------------------------------------------
(Thousands)                   2002        2003      2004       2005       2006     Thereafter    Total     Fair value    Fair value
------------------------------------------------------------------------------------------------------------------------------------
Investment portfolio
Cash equivalents:
  Fixed rate amounts        $125,334   $      -    $     -    $    -     $    -      $    -    $125,334     $126,379   $  202,010
   Weighted-average rate        2.70%         -          -         -          -           -
  Variable rate amounts     $152,122          -          -         -          -           -    $152,122     $152,140   $   78,300
   Weighted-average rate        2.09%         -          -         -          -           -

Short-term investments:
  Fixed rate amounts        $427,183          -          -         -          -           -    $427,183     $426,359   $  477,118
   Weighted-average rate        4.17%         -          -         -          -           -
  Variable rate amounts     $ 16,350          -          -         -          -           -    $ 16,350     $ 16,350   $  224,590
   Weighted-average rate        2.86%         -          -         -          -           -

Long-term investments:
  Equity investments                   $      -          -         -          -           -    $ 11,571     $ 19,342   $   26,856
  Fixed rate amounts                   $ 13,323          -         -          -           -    $ 13,323     $ 13,323        2,103
   Weighted-average rate           -       2.40%
Total Investment portfolio  $720,989   $ 13,323    $     -    $    -     $    -      $    -    $745,883     $753,893   $1,010,977
------------------------------------------------------------------------------------------------------------------------------------
  Debt Obligations
   Debt-fixed rate amounts  $187,024   $197,423    $ 145,544  $ 72,905   $  270      $   70    $603,236     $571,679   $  853,288
    Weighted-average rate       4.83%      5.23%        5.74%     6.49%    9.88%       9.88%
   Notes payable to banks   $ 63,362   $      -    $       -  $      -   $    -      $    -    $ 63,362     $ 63,362   $        -
    Weighted-average rate       5.23%         -            -         -        -           -
   Capital leases           $ 10,779   $ 10,499    $   8,765  $  2,426   $    -      $    -    $ 32,469     $ 31,550   $   15,874
    Weighted-average rate       7.48%      7.38%        6.90%     6.75%       -           -
====================================================================================================================================
Total Debt Obligations      $261,165   $207,922    $ 154,309  $ 75,331   $  270      $   70    $ 699,067    $ 666,591  $  869,162
====================================================================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


Foreign Exchange Risk. We use foreign currency forward and option contracts to reduce our exposure to currency fluctuations on our foreign currency exposures in our foreign sales subsidiaries, on liabilities for products purchased from FASL and AMD Saxony, and for foreign currency denominated fixed asset purchase commitments. The objective of these contracts is to minimize the impact of foreign currency exchange rate movements on our operating results and on the cost of capital asset acquisition. Our accounting policy for these instruments is based on our designation of such instruments as hedges of underlying exposure to variability in cash flows. We do not use derivative financial instruments for speculative or trading purposes.

We had an aggregate of $507 million (notional amount) of short-term foreign currency forward contracts and option contracts denominated in Japanese yen, European Union euro and Singapore dollar outstanding as of December 30, 2001.

Gains and losses related to the foreign currency forward and option contracts for the year ended December 30, 2001 were not material. We do not anticipate any material adverse effect on our consolidated financial position, results of operations or cash flows resulting from the use of these instruments in the future. We cannot give any assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.

The table below provides information about our foreign currency forward and option contracts as of December 30, 2001 and December 31, 2000. All of our foreign currency forward contracts and option contracts mature within the next 12 months.

---------------------------------------------------------------------------------------------------------------------------
                                                     2001                                          2000
---------------------------------------------------------------------------------------------------------------------------
(Thousands except contract rates)
                                      Notional      Average       Estimated        Notional       Average      Estimated
                                       amount    contract rate   fair value         Amount     contract rate  fair value
---------------------------------------------------------------------------------------------------------------------------
Foreign currency forward contracts:
   Japanese yen                       $105,895          122.76    $ (4,066)        $ 54,915           110.22     $  (781)
   British pound                             -               -           -            5,103             1.45         (16)
   European Union euro                 195,907            0.89       1,778          134,867             0.88      (1,602)
   Singapore dollar                     19,854            1.81         171            5,573             1.70           7
   Thai baht                                 -               -           -            6,712            39.52        (619)
---------------------------------------------------------------------------------------------------------------------------
Foreign currency option
contracts:

   Japanese yen                         86,400          125.00      (1,375)               -                -           -
   European Union euro                  99,076            0.92          93                -                -           -
---------------------------------------------------------------------------------------------------------------------------
                                      $507,132                    $ (3,399)        $207,170                      $(3,011)
---------------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


RISK FACTORS

We Depend Upon Market Demand for Our Flash Memory Products. The demand for Flash memory devices continues to be weak due to the sustained downturn in the communications and networking equipment industries and excess inventories held by our customers. In addition, we expect competition in the market for Flash memory devices to increase in 2002 and beyond as competing manufacturers introduce new products and industry-wide production capacity increases. We may be unable to maintain or increase our market share in Flash memory devices as the market develops and Intel and other competitors introduce competitive products. A decline in sales of our Flash memory devices and/or lower average selling prices could have a material adverse effect on us.

In 2001, we announced a new memory cell architecture, our MirrorBit(TM) technology that enables Flash memory products to hold twice as much data as standard Flash memory devices. MirrorBit technology is expected to result in reduced cost of our products. We plan to produce our first products with MirrorBit technology in the second half of 2002. Any delay in our transition to MirrorBit technology, or failure to achieve the cost savings we expect, could reduce our ability to be competitive in the market and could have a material adverse effect on us.

We Depend on the Commercial Success of Our Microprocessor Products. The microprocessor market is characterized by short product life cycles and migration to ever-higher performance microprocessors. To compete successfully against Intel in this market, we must transition to new process technologies at a fast pace and offer higher-performance microprocessors in significantly greater volumes. If we fail to achieve yield and volume goals or to offer higher-performance microprocessors in significant volume on a timely basis, we could be materially adversely affected.

We must continue to market successfully our seventh-generation Microsoft Windows compatible microprocessors, the AMD Athlon and AMD Duron microprocessors. To sell the volume of AMD Athlon and AMD Duron microprocessors we currently plan to manufacture through 2002, we must increase sales to existing customers and develop new customers in both consumer and commercial markets. Our production and sales plans for microprocessors are subject to other risks and uncertainties, including:

o our ability to achieve a successful marketing position for the AMD Athlon XP microprocessor, which relies on market acceptance of a metric based on overall processor performance versus processor speed;

o our ability to maintain average selling prices of microprocessors despite increasingly aggressive Intel pricing strategies, marketing programs, new product introductions and product bundling of microprocessors, motherboards, chipsets and combinations thereof;

o our ability to continue offering new higher performance microprocessors competitive with Intel's Pentium 4 processor;

o our ability, on a timely basis, to produce microprocessors in the volume and with the performance and feature set required by customers;

o the pace at which we are able to ramp production in Dresden Fab 30 on 0.13 micron copper interconnect process technology;

o    our ability to expand our chipset and system design capabilities;

o the availability and acceptance of motherboards and chipsets designed for our microprocessors; and

o the use and market acceptance of a non-Intel processor bus, adapted by us from Digital Equipment Corporation's EV6 bus, in the design of our seventh-generation and future generation microprocessors, and the availability of chipsets from vendors who will develop, manufacture and sell chipsets with the EV6 interface in volumes required by us.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


Our ability to increase microprocessor product revenues and benefit fully from the substantial investments we have made and continue to make related to microprocessors depends on the continuing success of the AMD Athlon and AMD Duron microprocessors, our seventh-generation processors, and future generations of microprocessors, beginning with the eighth-generation "Hammer" family of processors that we currently plan to introduce at the end of 2002.

If we fail to achieve continued and expanded market acceptance of our seventh-generation microprocessors or if we fail to introduce in a timely manner, or achieve market acceptance for, the Hammer microprocessors, we may be materially adversely affected.

We Face Significant Competition from Intel Corporation. Intel has dominated the market for microprocessors used in PCs for many years. As a result, Intel has been able to control x86 microprocessor and PC system standards and dictate the type of products the market requires of Intel's competitors. In addition, the financial strength of Intel allows it to market its product aggressively, target our customers and our channel partners with special incentives and discipline customers who do business with us. These aggressive activities can result in lower average selling prices for us and adversely affect our margins and profitability. Intel also exerts substantial influence over PC manufacturers and their channels of distribution through the "Intel Inside" brand program and other marketing programs. As long as Intel remains in this dominant position, we may be materially adversely affected by its:

o    pricing and allocation strategies;

o    product mix and introduction schedules;

o    product bundling, marketing and merchandising strategies;

o control over industry standards, PC manufacturers and other PC industry participants, including motherboard, chipset and basic input/output system
     (BIOS) suppliers; and

o    user brand loyalty.

We expect Intel to maintain its dominant position in the marketplace as well as to continue to invest heavily in research and development, new manufacturing facilities and other technology companies.

Intel also dominates the PC system platform. As a result, PC OEMs are highly dependent on Intel, less innovative on their own and, to a large extent, distributors of Intel technology.

In marketing our microprocessors to these OEMs and dealers, we depend on companies other than Intel for the design and manufacture of core-logic chipsets, graphics chips, motherboards, BIOS software and other components. In recent years, many of these third-party designers and manufacturers have lost significant market share or exited the business. In addition, these companies produce chipsets, motherboards, BIOS software and other components to support each new generation of Intel's microprocessors, and Intel has significant leverage over their business opportunities.

Our microprocessors are not designed to function with motherboards and chipsets designed to work with Intel micro-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


processors. Our ability to compete with Intel in the market for seventh-generation and eighth-generation microprocessors will depend on our ability to ensure that the microprocessors can be used in PC platforms designed to support our microprocessors or that platforms are available that support both Intel processors and our microprocessors. A failure of the designers and producers of motherboards, chipsets, processor modules and other system components to support our microprocessor offerings would have a material adverse effect on us.

The Cyclical Nature of the Semiconductor Industry May Limit Our Ability to Maintain or Increase Revenue and Profit Levels During Industry Downturns. The semiconductor industry is highly cyclical, to a greater extent than other less dynamic or less technology-driven industries. In the past, including during 2001 and currently, our financial performance has been negatively affected by significant downturns in the semiconductor industry as a result of:

o the cyclical nature of the demand for the products of semiconductor customers;

o    excess inventory levels by customers;

o    excess production capacity; and

o    accelerated declines in average selling prices.

If current conditions do not improve in the near term or if these or other conditions in the semiconductor industry occur in the future, we will be adversely affected.

Our Business Is Subject to Fluctuations in the Personal Computer Market. Our business is closely tied to the personal computer industry. Industry-wide fluctuations in the PC marketplace have materially adversely affected us, including the industry downturn experienced during 2001 and currently, and may materially adversely affect us in the future.

Worldwide Economic and Political Conditions May Affect Demand for Our Products. The economic slowdown in the United States and worldwide, exacerbated by the occurrence and threat of terrorist attacks and consequences of sustained military action, has adversely affected demand for our microprocessors, Flash memory devices and other integrated circuits. Similarly, a continued decline of the worldwide semiconductor market or a significant decline in economic conditions in any significant geographic area would likely decrease the overall demand for our products, which could have a material adverse effect on us.

We Depend on Microsoft Corporation's Support for Our Products and Its Logo License. Our ability to innovate beyond the x86 instruction set controlled by Intel depends on support from Microsoft in its operating systems. If Microsoft does not provide support in its operating systems for our x86 instruction sets, independent software providers may forego designing their software applications to take advantage of our innovations. In addition, we have entered into logo license agreements with Microsoft that allow us to label our products as "Designed for Microsoft Windows." If we fail to retain the support and certification of Microsoft, our ability to market our processors could be materially adversely affected.

We Will Have Significant Capital Requirements in 2002. We plan to continue to make significant capital expenditures to support our microprocessor and Flash memory products both in the near and long term, including $850 million in 2002. These capital expenditures will be a substantial drain on our cash flow and may also decrease our cash balances. To the extent that we

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


cannot generate the required capital internally or obtain such capital externally, we could be materially adversely affected.

In March 1997, our indirect wholly owned subsidiary, AMD Saxony, entered into a loan agreement and other related agreements with a consortium of banks led by Dresdner Bank AG. These agreements require that we partially fund Dresden Fab 30 project costs in the form of subordinated loans to, and equity investments in, AMD Saxony. We currently estimate that the construction and facilitization costs of Dresden Fab 30 will be $2.5 billion when fully equipped by the end of 2003. We had invested $1.8 billion as of December 30, 2001. If we are unable to meet our obligations to AMD Saxony as required under these agreements, we will be in default under the loan agreement, which would permit acceleration of indebtedness.

We expect FASL JV2 and FASL JV3, including equipment, to cost approximately $2.4 billion when fully equipped. As of December 30, 2001, approximately $1.5 billion of this cost had been funded. To the extent that additional funds are required for the full facilitization of FASL JV2 and FASL JV3, we will be required to contribute cash or guarantee third-party loans in proportion to our 49.992% interest in FASL. In 2000, FASL further expanded its production capacity through a foundry arrangement with Fujitsu Microelectronics, Inc. (FMI), a wholly owned subsidiary of Fujitsu Limited. In connection with FMI equipping its wafer fabrication facility in Gresham, Oregon (the Gresham Facility) to produce flash memory devices for sale to FASL, we agreed to guarantee the repayment of up to $125 million of Fujitsu's obligations as a co-signer with FMI under its global multicurrency revolving credit facility (the Credit Facility) with a third-party bank (the Guarantee). On November 30, 2001, Fujitsu announced that it was closing the Gresham Facility, due to the downturn of the flash memory market. To date, we have not received notice from Fujitsu that FMI has defaulted on any payments due under the Credit Facility. Furthermore, subsequent to year end, we were informed that amounts borrowed by FMI under the Credit Facility do not become due until the end of March 2002. Accordingly, under the terms of the Guarantee, we are not at this time, and were not at December 30, 2001, obligated to make any payments to Fujitsu. However, subsequent to year end, Fujitsu requested that we pay the entire $125 million under the Guarantee. Although we disagree with Fujitsu as to the amount, if any, of our obligations under the Guarantee, Fujitsu has indicated its belief that we are obligated to pay the full $125 million. If we are unable to fulfill our obligations with respect to FASL, our business could be materially and adversely affected.

While the FASL joint venture has been successful to date, there can be no assurance that Fujitsu and AMD will elect to continue the joint venture in its present form or at all.

Fluctuations in Demand for Our Products Relative to the Capacity of Our Manufacturing Facilities Could Have a Material Adverse Effect on Us. Because we cannot quickly adapt our manufacturing capacity to rapidly changing market conditions, at times we underutilize our manufacturing facilities as a result of reduced demand for certain of our products. We are substantially increasing our manufacturing capacity by making significant capital investments in Dresden Fab 30, FASL JV3 and our test and assembly facility in Suzhou, China. If the increase in demand for our products is not consistent with our expectations,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


we may underutilize our manufacturing facilities, and we could be materially adversely affected. This has in the past had, and in the future may have, a material adverse effect on our earnings.

We have also begun to convert our manufacturing facility in Austin, Texas (Fab
25) from production of microprocessors to production of our Flash memory devices. At this time, the most significant risk is that we will have underutilized capacity in Fab 25 as we continue to transition the production of microprocessors out of Fab 25 and into Dresden Fab 30 and as we convert Fab 25 to a Flash memory device production facility while demand for flash memory products remains depressed.

There may also be situations in which our manufacturing facilities are inadequate to meet the demand for certain of our products. Our inability to obtain sufficient manufacturing capacity to meet demand, either in our own facilities or through foundry or similar arrangements with others, could have a material adverse effect on us. Further, we cannot be certain that we will be able to implement the process technology for the conversion of Fab 25 in a timely manner. During this period of conversion, Fab 25 may not be fully productive. Similarly, Dresden Fab 30 is expected to be fully facilitized by the end of 2003. During this process, Dresden Fab 30 will not be fully productive. A substantial delay in the successful conversion of Fab 25 or the facilitization of Dresden Fab 30 could have a material adverse effect on us.

We Make Substantial Investments in Research and Development of Process Technologies That May Not Be Successful. We make substantial investments in research and development of process technologies in an effort to improve the technologies and equipment used to fabricate our products. For example, the successful development and implementation of silicon on insulator technology is critical to the Hammer family of microprocessors currently under development. However, we cannot be certain that we will be able to develop or obtain or successfully implement leading-edge process technologies needed to fabricate future generations of our products.

Any Substantial Interruption of or Problems with Our Manufacturing Operations Could Materially Adversely Affect Us. Any substantial interruption of our manufacturing operations, either as a result of a labor dispute, equipment failure or other cause, could materially adversely affect us. Further, manufacturing yields may be adversely affected by, among other things, errors and interruptions in the fabrication process, defects in raw materials, implementation of new manufacturing processes, equipment performance and process controls. A decline in manufacturing yields may have a material adverse effect on our earnings.

Our Products May not Be Compatible with Some or All Industry-Standard Software and Hardware. It is possible that our products may not be compatible with some or all industry-standard software and hardware. Further, we may be unsuccessful in correcting any such compatibility problems in a timely manner. If our customers are unable to achieve compatibility with software or hardware after our products are shipped in volume, we could be materially adversely affected. In addition, the mere announcement of an incompatibility problem relating to our products could have a material adverse effect on us.

Costs Related to Defective Products Could Have a Material Adverse Effect on Us. It is possible that one or more of our products may be found to be defective after the product has been shipped to customers in volume. The cost of a recall, software fix, product replacements and/or product returns may be substantial and could have a material adverse effect on us. In addition, modifications needed to fix the defect may impede performance of the product.

We Rely on the Availability of Essential Raw Materials to Manufacture Our Products. Certain raw materials we use in the manufacture of our products are available from a limited number of suppliers. Interruption of supply or increased demand in the industry could cause shortages and price increases in various essential materials. If we are unable to procure certain of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


these materials, we might have to reduce our manufacturing operations. Such a reduction could have a material adverse effect on us.

We Are Subject to Political and Economic Risks Associated with Our Operations in Foreign Countries. Nearly all product assembly and final testing of our products are performed at our manufacturing facilities in Penang, Malaysia; Bangkok, Thailand; Suzhou, China; Japan; and Singapore; or by subcontractors in the United States and Asia. We also depend on foreign foundry suppliers and joint ventures for the manufacture of a portion of our finished silicon wafers and have international sales operations. The political and economic risks associated with our operations in foreign countries include:

o    expropriation;

o changes in a specific country's or region's political or economic conditions;

o    trade protection measures and import or export licensing requirements;

o    difficulty in protecting our intellectual property;

o    changes in foreign currency exchange rates and currency controls;

o    changes in freight and interest rates;

o disruption in air transportation between the United States and our overseas facilities; and

o    loss or modification of exemptions for taxes and tariffs;

any of which may have a material adverse effect on us.

We Rely on Our Ability to Attract and Retain Key Personnel. Our future success depends upon the continued service of numerous key engineering, manufacturing, marketing, sales and executive personnel. If we are not able to continue to attract, retain and motivate qualified personnel necessary for our business, the progress of our product development programs could be hindered, and we could be otherwise adversely affected.

Our Operating Results are Subject to Substantial Quarterly and Annual Fluctuations. Our operating results are subject to substantial quarterly and annual fluctuations due to a variety of factors, including decreases in average selling prices of our products, general worldwide economic conditions, the gain or loss of significant customers, market acceptance of our products and new product introductions by us or our competitors. In addition, changes in the mix of products produced and sold in the mix of sales by distribution channels, in the availability and cost of products from our suppliers or in production capacity and manufacturing yields can contribute to periodic fluctuations in operating results.

Our operating results also tend to vary seasonally. Our revenues are generally lower in the first, second and third quarters of each year than in the fourth quarter. This seasonal pattern is largely a result of decreased demand in Europe during the summer months and higher demand in the retail sector of the PC

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


market during the winter holiday season.

The Market for Our Products Is Subject to Rapid Technological Change. The market for our products is generally characterized by rapid technological developments, evolving industry standards, changes in customer requirements, frequent new product introductions and enhancements, short product life cycles and severe price competition. Our success depends substantially on our ability, on a cost-effective and timely basis, to continue to enhance our existing products, develop and introduce new products that take advantage of technological advances and meet the demands of our customers.

We Face Intense Competition in the Integrated Circuit Industry. The integrated circuit industry is intensely competitive. Products compete on performance, quality, reliability, price, adherence to industry standards, software and hardware compatibility, marketing and distribution capability, brand recognition and availability. After a product is introduced, costs and average selling prices normally decrease over time as production efficiency improves, competitors enter the market and successive generations of products are developed and introduced for sale. Failure to reduce our costs on existing products or to develop and introduce, on a cost-effective and timely basis, new products or enhanced versions of existing products with higher margins, would have a material adverse effect on us.

Our Customers Can Cancel or Revise Purchase Orders Without Penalty. As a Result, We Must Commit Resources to the Manufacture of Products Without Any Advance Purchase Commitments from Customers. Sales of our products are made primarily pursuant to purchase orders for current delivery or agreements covering purchases over a period of time, which may be revised or canceled without penalty. As a result, we must commit resources to the manufacture of products without any advance purchase commitments from customers. Therefore, the failure of demand for our products to match the supply of our products could result in the expenditure of excess costs, which could have a material adverse effect on us.

Our Obligations Under Specific Provisions in our Agreements with Distributors Expose Us to Material Adverse Effects When We Experience an Unexpected Significant Decline in the Price of Our Products. Distributors typically maintain an inventory of our products. In most instances, our agreements with distributors protect their inventory of our products against price reductions, as well as products that are slow moving or have been discontinued. These agreements, which may be canceled by either party on a specified notice, generally allow for the return of our products. The price protection and return rights we offer to our distributors could materially adversely affect us if there is an unexpected significant decline in the price of our products.

We May Not Be Able to Adequately Protect Our Technology or Other Intellectual Property, in the United States and Abroad, Through Patents, Copyrights, Trade Secrets, Trademarks and Other Measures. We may not be able to adequately protect our technology or other intellectual property, in the United States and abroad, through patents, copyrights, trade secrets, trademarks and other measures. Any patent licensed by us or issued to us could be challenged, invalidated or circumvented or rights granted thereunder may not provide a competitive advantage to us. Further, patent applications that we file may not be issued. Despite our efforts to protect our rights, others may independently develop similar products, duplicate our products or design around our patents and other rights. In addition, it is difficult to cost-effectively monitor compliance with, and enforce, our intellectual property on a worldwide basis.

From time to time, we have been notified that we may be infringing intellectual property rights of others. If any such claims are asserted against us, we may seek to obtain a license under the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


third party's intellectual property rights. We cannot assure you that all necessary licenses can be obtained on satisfactory terms, if at all. We could decide, in the alternative, to resort to litigation to challenge such claims. Such challenges could be extremely expensive and time-consuming and could have a material adverse effect on us. We cannot assure you that litigation related to the intellectual property rights of us and others will always be avoided or successfully concluded.

Our Inability to Effectively Transition to a New Enterprise Resource Planning Program Could Have a Material Adverse Effect on Us. We are currently in the process of transitioning to a new enterprise resource planning program. If we are unsuccessful in transitioning to this new system in an effective and timely manner, we could be materially adversely affected.

Failure to Comply with Applicable Environmental Regulations Could Materially Adversely Affect our Business. Our business involves the use of hazardous materials. If we fail to comply with governmental regulations related to the use, storage, handling, discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing process, we may be subject to fines, suspension of production, alteration of our manufacturing processes or cessation of our operations. Such regulations could require us to procure expensive remediation equipment or to incur other expenses to comply with environmental regulations. Any failure to control the use of, disposal or storage of, or adequately restrict the discharge of, hazardous substances could subject us to future liabilities and could have a material adverse effect on us. Violations of environmental laws may result in criminal and civil liabilities.

Terrorist Attacks, Such as the Attacks That Occurred in New York and Washington, DC on September 11, 2001, and Other Acts of Violence or War May Materially Adversely Affect the Markets in which We Operate, Our Operations and Our Profitability. Terrorist attacks may negatively affect our operations. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our products more difficult and more expensive and ultimately affect our sales.

Also as a result of terrorism, the United States has entered into an armed conflict which could have a further impact on our sales, our supply chain, and our ability to deliver products to our customers. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business.

More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


economy. They also could result in or exacerbate economic recession in the United States or abroad. Any of these occurrences could have a significant impact on our operating results, revenues and costs, volatility of the market price for our securities and on the future price of our securities.

We Are Located in an Earthquake Zone. Our corporate headquarters, a portion of our manufacturing facilities, assembly and research and development activities and certain other critical business operations are located near major earthquake fault lines. In the event of a major earthquake, we could experience business interruptions, destruction of facilities, and/or loss of life, all of which could materially adversely affect us.

We Have a Substantial Amount of Debt and Debt Service Obligations, Which Could Adversely Affect Our Financial Position. Our Loan Agreement provides for a four-year secured revolving line of credit of up to $200 million, which currently expires on July 14, 2003. Under this agreement, we can borrow, subject to amounts which may be set aside by the lenders, up to 85% of our eligible accounts receivable from OEMs and 50% of our eligible accounts receivable from distributors. We must comply with certain financial covenants if the level of cash we hold in the United States declines to certain levels. Our obligations under this agreement are secured by a pledge of most of our accounts receivable, inventory, general intangibles and the related proceeds. As of December 30, 2001, we had $50 million outstanding under the Loan Agreement, which has subsequently been repaid.

Our indirect wholly owned subsidiary, AMD Saxony, is a party to a loan agreement and other related agreements with a consortium of banks led by Dresdner Bank AG. These agreements require that we partially fund Dresden Fab 30 project costs in the form of subordinated loans to, or equity investments in, AMD Saxony. If we are unable to meet our obligations to AMD Saxony as required under these agreements, we will be in default under the Bank of America loan and security agreement, which would permit acceleration of indebtedness under both agreements. In addition, the Dresden Loan Agreement prohibits AMD Saxony from paying any dividends, so cash held by AMD Saxony will not be available for the repayment of the debentures.

To the extent that additional funds are required for the full facilitization of FASL JV2 and FASL JV3, we will be required to contribute cash or guarantee third-party loans in proportion to our 49.992% interest in FASL. If we are unable to fulfill our obligations to FASL, our business could be materially and adversely affected. In 2000, FASL further expanded its production capacity through a foundry arrangement with Fujitsu Microelectronics, Inc. (FMI), a wholly owned subsidiary of Fujitsu Limited. In connection with FMI equipping its wafer fabrication facility in Gresham, Oregon (the Gresham Facility) to produce flash memory devices for sale to FASL, we agreed to guarantee the repayment of up to $125 million of Fujitsu's obligations as a co-signer with FMI under its global multicurrency revolving credit facility (the Credit Facility) with a third-party bank (the Guarantee). On November 30, 2001, Fujitsu announced that it was closing the Gresham Facility, due to the downturn of the flash memory market. To date, we have not received notice from Fujitsu that FMI has defaulted on any payments due under the Credit Facility. Furthermore, subsequent to year end, we were informed that amounts borrowed by FMI under the Credit Facility do not become due until the end of March 2002. Accordingly, under the terms of the Guarantee, we are not at this time, and were not at December 30, 2001, obligated to make any payments to Fujitsu. However, subsequent to year end, Fujitsu requested that we pay the entire $125 million under the Guarantee. Although we disagree with Fujitsu as to the amount, if any, of our obligations under the Guarantee, Fujitsu has indicated its belief that we are obligated to pay the full $125 million.

On January 29, 2002, we closed a private offering of $500 million aggregate principal amount of its 4 3/4% Convertible Senior Debentures Due 2022 (the Debentures). The Debentures bear interest at a rate of 4 3/4% per annum. The interest rate will be reset on each of August 1, 2008, August 1, 2011 and August 1, 2016 to a rate per annum equal to the interest rate payable 120 days prior to such date on 5-year U.S. Treasury Notes, plus 43 basis points. The reset rate will not be less than 4 3/4% and will not exceed 6 3/4%.

Our ability to make payments on and to refinance our debt or our guarantees of other parties' debts will depend on our financial and operating performance, which may fluctuate significantly from quarter to quarter and is subject to prevailing economic conditions and to financial, business and other factors beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our Loan Agreement in an amount sufficient to enable us to pay our debt or Debentures, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt, including the Debentures, on or before maturity. We cannot assure you that we will be able to

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


refinance any of our debt, including our Loan Agreement or the Debentures, on commercially reasonable terms or at all.

We may incur substantial additional debt in the future. As of December 30, 2001, we had the ability to borrow $150 million under the loan and security agreement, and currently have the ability to borrow the full $200 million. If new debt is added to our and our subsidiaries' current debt levels, the risk of our inability to repay our debt, including the Debentures, could intensify.

The Price of Our Common Stock Continues to Be Highly Volatile. Based on the trading history of our common stock, we believe that the following factors have caused and are likely to continue to cause the market price of our common stock to fluctuate substantially:

o    quarterly fluctuations in our operating and financial results;

o announcements of new technologies, products and/or pricing by us or our competitors;

o    the pace of new process technology and product manufacturing ramps;

o fluctuations in the stock price and operating results of our competitors, particularly Intel;

o changes in earnings estimates or buy/sell recommendations by financial analysts;

o    changes in the ratings of our debentures or other securities;

o    production yields of key products; and

o    general conditions in the semiconductor industry.

In addition, an actual or anticipated shortfall in revenue, gross margins or earnings from securities analysts' expectations could have an immediate effect on the trading price of our common stock. Technology company stocks in general have experienced extreme price and volume fluctuations that are often unrelated to the operating performance of the companies. Market volatility may adversely affect the market price of our common stock, which could affect the price of our debentures and limit our ability to raise capital or to make acquisitions.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

Three Years Ended December 30, 2001
(Thousands except per share amounts)                                   2001          2000            1999
-----------------------------------------------------------------------------------------------------------
Net sales                                                          $ 3,891,754    $4,644,187     $2,857,604
Expenses:
        Cost of sales                                                2,589,747     2,514,637      1,964,434
        Research and development                                       650,930       641,799        635,786
        Marketing, general and administrative                          620,030       599,015        540,070
        Restructuring and other special charges                         89,305             -         38,230
-----------------------------------------------------------------------------------------------------------
                                                                     3,950,012     3,755,451      3,178,520
-----------------------------------------------------------------------------------------------------------
Operating income (loss)                                                (58,258)      888,736       (320,916)

Gain on sale of Vantis                                                       -             -        432,059
Gain on sale of Legerity                                                     -       336,899              -
Interest and other income, net                                          25,695        86,301         31,735
Interest expense                                                       (61,360)      (60,037)       (69,253)
-----------------------------------------------------------------------------------------------------------
Income (loss) before income taxes, equity in net income of
     joint venture and extraordinary item                              (93,923)    1,251,899         73,625
Provision (benefit) for income taxes                                   (14,463)      256,868        167,350
-----------------------------------------------------------------------------------------------------------
Income (loss) before equity in net income of joint venture and
     extraordinary item                                                (79,460)      995,031        (93,725)
Equity in net income of joint venture                                   18,879        11,039          4,789
-----------------------------------------------------------------------------------------------------------
Net income (loss) before extraordinary item                            (60,581)    1,006,070        (88,936)
Extraordinary item - debt retirement, net of $13,497 tax benefit             -       (23,044)             -
-----------------------------------------------------------------------------------------------------------
Net income (loss)                                                  $   (60,581)   $  983,026     $  (88,936)
-----------------------------------------------------------------------------------------------------------
Net income (loss) per common share:
       Basic - income (loss) before extraordinary item             $     (0.18)   $     3.25     $    (0.30)
       Diluted - income (loss) before extraordinary item           $     (0.18)   $     2.95     $    (0.30)
-----------------------------------------------------------------------------------------------------------
       Basic - income (loss) after extraordinary item              $     (0.18)   $     3.18     $    (0.30)
       Diluted - income (loss) after extraordinary item            $     (0.18)   $     2.89     $    (0.30)

Shares used in per share calculations:
       Basic                                                           332,407       309,331        294,577
       Diluted                                                         332,407       350,000        294,577
===========================================================================================================

See accompanying notes

                           CONSOLIDATED BALANCE SHEETS

December 30, 2001, and December 31, 2000
(Thousands except share and per share amounts)                               2001              2000
------------------------------------------------------------------------------------------------------
ASSETS
  Current assets:
    Cash and cash equivalents                                                $ 427,288      $  591,457
    Short-term investments                                                     442,709         701,708
------------------------------------------------------------------------------------------------------
        Total cash, cash equivalents and short-term investments                869,997       1,293,165
    Accounts receivable, net of allowance for doubtful accounts
      of $19,270 in 2001 and $22,712 in 2000                                   659,783         547,200
    Inventories:
      Raw materials                                                             26,489          34,413
      Work-in-process                                                          236,679         154,854
      Finished goods                                                           117,306         154,274
------------------------------------------------------------------------------------------------------
        Total inventories                                                      380,474         343,541
    Deferred income taxes                                                      155,898         218,527
    Prepaid expenses and other current assets                                  286,957         255,256
------------------------------------------------------------------------------------------------------
        Total current assets                                                 2,353,109       2,657,689
  Property, plant and equipment:
    Land                                                                        33,207          33,094
    Buildings and leasehold improvements                                     1,461,228       1,420,313
    Equipment                                                                4,162,652       3,563,125
    Construction in progress                                                   469,191         445,269
------------------------------------------------------------------------------------------------------
        Total property, plant and equipment                                  6,126,278       5,461,801
    Accumulated depreciation and amortization                               (3,387,140)     (2,825,334)
------------------------------------------------------------------------------------------------------
        Property, plant and equipment, net                                   2,739,138       2,636,467
  Investment in joint venture                                                  363,611         261,728
  Other assets                                                                 191,384         211,851
------------------------------------------------------------------------------------------------------
                                                                           $ 5,647,242     $ 5,767,735
======================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Notes payable to banks                                                   $  63,362        $      -
    Accounts payable                                                           304,990         477,369
    Accrued compensation and benefits                                          129,042         172,815
    Accrued liabilities                                                        443,995         276,721
    Income taxes payable                                                        56,234          74,806
    Deferred income on shipments to distributors                                47,978          92,828
    Current portion of long-term debt, capital lease obligations and other     268,336         129,570
------------------------------------------------------------------------------------------------------
        Total current liabilities                                            1,313,937       1,224,109

  Deferred income taxes                                                        105,305         203,986
  Long-term debt, capital lease obligations and other, less current portion    672,945       1,167,973
  Commitments and contingencies
  Stockholders' equity:
    Capital stock:
        Common stock, par value $0.01; 750,000,000 shares authorized in
        2001 and 2000; 340,502,883 shares issued and outstanding in 2001
        and 314,137,160 in 2000                                                  3,405           3,141
    Capital in excess of par value                                           1,966,374       1,406,290
    Treasury stock, at cost: 6,310,580 shares                                  (77,157)              -
    Retained earnings                                                        1,795,680       1,856,261
    Accumulated other comprehensive loss                                      (133,247)        (94,025)
------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                           3,555,055       3,171,667
------------------------------------------------------------------------------------------------------
                                                                           $ 5,647,242     $ 5,767,735
======================================================================================================

See accompanying notes

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                  Common Stock
                                                  ------------                                           Accumulated
                                                                     Capital in                             other         Total
Three Years Ended December 30, 2001            Number                 excess of   Treasury    Retained  comprehensive  stockholders'
(Thousands)                                   of shares   Amount      par value     Stock     Earnings  income (loss)     equity
--------------------------------------------- --------- ----------  ------------- ---------  ---------  -------------  -------------
December 27, 1998                               290,954    $ 2,910    $ 1,070,146  $      -  $ 962,171    $  (30,178)   $ 2,005,049
====================================================================================================================================
Comprehensive income (loss):
  Net loss                                            -          -              -         -    (88,936)           -         (88,936)
  Other comprehensive income (loss):
     Net change in unrealized gains (losses)
       on investments, net of taxes of $2,635         -          -              -         -           -       12,121         12,121
     Less: Reclassification adjustment for
       gains included in earnings                     -          -              -         -           -       (4,603)        (4,603)
     Net change in cumulative translation
       adjustments                                    -          -              -         -           -       (5,246)        (5,246)
                                                                                                                        ------------
  Total other comprehensive income                                                                                           12,764
                                                                                                                        ------------
Total comprehensive loss                                                                                                    (76,172)
                                                                                                                        ------------

Issuance of shares:
  Employee stock plans                            5,358         53         31,126         -          -             -         31,179
  Fujitsu Limited                                 1,000         10         12,588         -          -             -         12,598
Compensation recognized under employee
  stock plans                                         -          -          6,619         -          -             -          6,619
--------------------------------------------- --------- ----------  ------------- ---------  ---------  ------------    -----------
December 26, 1999                               297,312      2,973      1,120,479         -    873,235       (17,414)     1,979,273
====================================================================================================================================
Comprehensive income (loss):
  Net income                                          -          -              -         -    983,026             -        983,026
  Other comprehensive income:
     Net change in unrealized gains
       (losses) on investments,
       net of taxes of $745                           -          -              -         -          -        (1,135)        (1,135)
     Net change in cumulative translation
       adjustments                                    -          -              -         -          -       (75,476)       (75,476)
                                                                                                                        ------------
  Total other comprehensive loss                                                                                            (76,611)
                                                                                                                        ------------
Total comprehensive income                                                                                                  906,415
                                                                                                                        ------------

Issuance of shares:
  Employee stock plans                           16,805        168        122,826         -          -             -        122,994
  Conversion of our 6% Subordinated Notes            20          -            360         -          -             -            360
Income tax benefits realized from
  employee stock option exercises                     -          -        158,253         -          -             -        158,253
Compensation recognized under employee
  stock plans                                         -          -          4,372         -          -             -          4,372
--------------------------------------------- --------- ----------  ------------- ---------  ---------  ------------    -----------
December 31, 2000                               314,137      3,141      1,406,290         -  1,856,261       (94,025)     3,171,667
====================================================================================================================================
Comprehensive income (loss):
  Net loss                                            -          -              -         -    (60,581)            -        (60,581)
  Other comprehensive income (loss):
     Net change in unrealized gains (losses)
       on investments, net of taxes of $5,166         -          -              -         -          -        (9,655)        (9,655)
     Plus: Reclassification adjustment
       for losses included in earnings                -          -              -         -          -         1,583          1,583
     Net change in cumulative translation
       adjustments                                    -          -              -         -          -       (27,751)       (27,751)
     Net change in unrealized losses on cash
       flow hedges                                    -          -              -         -          -        (3,399)        (3,399)
                                                                                                                        ------------
  Total other comprehensive loss                                                                                            (39,222)
                                                                                                                        ------------
Total comprehensive loss                                                                                                    (99,803)
                                                                                                                        ------------
Issuance of shares:
  Employee stock plans                            4,734         47         44,029         -           -            -         44,076
  Conversion of 6% Subordinated Notes            27,943        280        509,310         -           -            -        509,590
Common stock repurchases                         (6,311)       (63)             -   (77,157)          -            -        (77,220)
  Premium from put options issued in
    Company stock                                     -          -          2,153         -           -            -          2,153
  Compensation recognized under
    employee stock plans                              -          -          4,592         -           -            -          4,592
--------------------------------------------- --------- ----------  ------------- ---------  ---------- ------------    -----------
December 30, 2001                               340,503    $ 3,405    $ 1,966,374  $(77,157) $1,795,680   $ (133,247)   $ 3,555,055
====================================================================================================================================

See accompanying notes

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Years Ended December 30, 2001
(Thousands)                                                         2001          2000          1999
---------------------------------------------------------------   -----------   -----------   -----------
Cash flows from operating activities:
Net income (loss)                                                 $   (60,581)  $   983,026   $   (88,936)
Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
      Gain on sale of Vantis                                                -             -      (432,059)
      Gain on sale of Legerity                                              -      (336,899)            -
      Depreciation                                                    601,673       558,378       491,424
      Amortization                                                     21,194        20,692        24,096
      Provision for doubtful accounts                                   9,791         8,154         3,543
      Impairment of equity investments                                 27,164             -             -
      (Increase) decrease in deferred income tax assets               (36,052)      (19,076)      159,964
      Restructuring and other special charges                          81,768             -        29,858
      Foreign grant and subsidy income                                (57,156)      (35,187)      (50,178)
      Net loss on disposal of property, plant and equipment            22,371        10,380        10,665
      Net loss (gain) realized on sale of
         available-for-sale securities                                  1,565             -        (4,250)
      Compensation recognized under employee stock plans                4,592           867         2,655
      Undistributed income of joint venture                           (18,879)      (11,039)       (4,789)
      Recognition of deferred gain on sale of building                 (1,681)       (1,681)       (1,680)
   Changes in operating assets and liabilities:
      Increase in accounts receivable                                (122,174)     (140,479)      (48,069)
      Increase in inventories                                         (36,975)     (156,284)      (23,138)
      Decrease (increase) in prepaid expenses                          28,560        79,293      (101,786)
      (Increase) decrease in other assets                             (88,775)     (269,392)       55,485
      Income tax benefits from employee stock option
         exercises                                                          -       158,253             -
      Increase (decrease) in tax refund receivable and tax
         payable                                                      (52,288)       57,479        (4,288)
      (Refund) receipt of customer deposits under LT purchase
         agreements                                                   (39,000)      142,500             -
      Net (decrease) increase in payables and accrued
         liabilities                                                 (117,472)      156,567       241,403
---------------------------------------------------------------   -----------   -----------   -----------
Net cash provided by operating activities                             167,645     1,205,552       259,920
---------------------------------------------------------------   -----------   -----------   -----------
Cash flows from investing activities:
   Purchases of property, plant and equipment                        (678,865)     (805,474)     (619,772)
   Proceeds from sale of Vantis                                             -             -       454,269
   Proceeds from sale of Legerity                                           -       375,000             -
   Proceeds from sale of property, plant and equipment                  1,737        12,899         3,996
   Purchases of available-for-sale securities                      (4,130,769)   (4,179,993)   (1,579,813)
   Proceeds from sale and maturity of available-for-sale
      securities                                                    4,376,732     3,781,766     1,598,946
   Investment in joint venture                                       (122,356)            -             -
---------------------------------------------------------------   -----------   -----------   -----------
Net cash used in investing activities                                (553,521)     (815,802)     (142,374)
---------------------------------------------------------------   -----------   -----------   -----------
Cash flows from financing activities:
  Proceeds from notes payable to banks                                 63,363             -             -
  Proceeds from borrowings                                            308,457       135,789        12,101
  Payments on debt and capital lease obligations                     (137,104)     (375,016)     (243,762)
  Proceeds from foreign grants and subsidies                           37,510        15,382        14,341
  Proceeds from issuance of stock                                      36,706       122,994        43,777
  Repurchase of common stock                                          (77,220)            -             -
---------------------------------------------------------------   -----------   -----------   -----------
Net cash provided by (used in) financing activities                   231,712      (100,851)     (173,543)
---------------------------------------------------------------   -----------   -----------   -----------
Effect of exchange rate changes on cash and cash equivalents          (10,005)        8,433       (11,786)
Net increase (decrease) in cash and cash equivalents                 (164,169)      297,332       (67,783)
---------------------------------------------------------------   -----------   -----------   -----------
Cash and cash equivalents at beginning of year                        591,457       294,125       361,908
---------------------------------------------------------------   -----------   -----------   -----------
Cash and cash equivalents at end of year                          $   427,288   $   591,457   $   294,125
=========================================================================================================
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
      Interest, net of amounts capitalized                        $    52,749   $   115,791   $    51,682
      Income taxes                                                $    68,220   $    46,009   $    15,466
=========================================================================================================
Non-cash financing activities:
      Debt converted to common stock                              $   509,590   $         -   $         -
      Equipment capital leases                                    $    24,255   $         -   $     2,307
=========================================================================================================

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 30, 2001, December 31, 2000 and December 26, 1999

NOTE 1:  NATURE OF OPERATIONS

AMD (the Company) is a semiconductor manufacturer with manufacturing facilities in the United States, Europe and Asia Pacific and sales offices throughout the world. The Company's products include a variety of industry-standard digital integrated circuits (ICs) that are used in many diverse product applications such as telecommunications equipment, data and network communications equipment, consumer electronics, personal computers (PCs), workstations and servers.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year. The Company uses a 52- to 53-week fiscal year ending on the last Sunday in December. Fiscal 2001 and 1999 were 52-week years, which ended on December 30 and December 26, respectively. Fiscal 2000 was a 53-week year, which ended on December 31, 2000. Fiscal 2002 will be a 52-week year ending December 29, 2002.

Investments. The Company classifies its marketable debt and equity securities at the date of acquisition, into either held-to-maturity or available-for-sale categories. Currently, the Company classifies all securities as available-for-sale. These securities are reported at fair market value with the related unrealized gains and losses included in other comprehensive income
(loss), net of tax, a component of stockholders' equity. Realized gains and losses and declines in the value of securities determined to be other-than-temporary are included in interest and other income, net. Interest and dividends on all securities are also included in interest and other income, net. The cost of securities sold is based on the specific identification method.

The Company classifies investments with maturities between three and 12 months as short-term investments. Short-term investments consist of money market auction rate preferred stocks and debt securities such as commercial paper, corporate notes, certificates of deposit and marketable direct obligations of United States governmental agencies. Available for sale securities with maturities greater than twelve months are classified as short-term, as they represent investments of cash that are for current operations.

Revenue Recognition. The Company recognizes revenue from products sold directly to customers when persuasive evidence of an arrangement exists, the price is fixed or determinable, shipment is made and collectibility is reasonably assured. The Company sells to distributors under terms allowing the distributors certain rights of return and price protection on unsold merchandise held by them. The distributor agreements, which may be canceled by either party upon specified notice, generally contain a provision for the return of the Company's products in the event the agreement with the distributor is terminated and such products have not yet been sold by the distributor. Accordingly, the Company defers recognition of revenue and related profits from sales to distributors with agreements that have the aforementioned terms until the merchandise is resold by the distributors. The Company also sells its products to distributors with substantial independent operations under sales arrangements whose terms do not allow for rights of return or price protection on unsold products held by them. In these instances, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Company recognizes revenue when it ships the product directly to the distributors. Shipping and handling costs associated with product sales are included in cost of sales.

Investments in Derivative Financial Instruments Indexed to Advanced Micro Devices Stock. In November 2000, the Financial Accounting Standards Board (FASB) Emerging Issues Task Force ("EITF") reached a final consensus on EITF issue No. 00-19, "`Determination of Whether Share Settlement is Within the Control of the Issuer' for purposes of applying EITF Issue No. 96-13, `Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock'" ("EITF 00-19" or "the Consensus"). EITF 96-13 addresses accounting for equity derivative contracts indexed to, and potentially settled in, a company's own stock ("equity derivatives") by providing guidance for distinguishing between permanent equity, temporary equity and assets and liabilities. EITF 00-19 addresses and clarifies whether specific contract provisions or other circumstances cause a net-share or physical settlement alternative to be within or outside the control of the issuer.

To qualify as permanent equity, all the following criteria must be met: the equity derivative contract must permit the Company to settle in unregistered shares; the Company must have sufficient authorized but unissued shares available to settle the contract; the contract must contain an explicit limit on the number of shares to be delivered in a share settlement; there can be no requirement in the contract to post collateral; there can be no "make whole" provisions in the contract; and there can be no provisions in the contract that indicate the counterparty has rights that rank higher than those of a common shareholder. Equity derivative contracts accounted for as permanent equity are recorded at their initial fair value and subsequent changes in fair value are not recognized unless a change in the contracts' classification occurs. Equity derivative contracts not qualifying for permanent equity accounting are recorded at fair value as an asset or liability with subsequent changes in fair value recognized through the statement of operations.

During the year ended December 30, 2001, the Company sold equity derivatives indexed to and potentially settled in its own stock and recorded the premiums received as permanent equity under the provisions of the Consensus. Premiums received during 2001 totaled approximately $2 million. At December 30, 2001, there were no contracts outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Impairment of Long-Lived Assets. If indicators of impairment of long-lived assets are present, the Company determines whether the sum of the estimated undiscounted cash flows attributable to the assets in question is less than their carrying value. If less, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. If the assets determined to be impaired are to be held for use, the Company recognizes an impairment charge to the extent the present value of anticipated net cash flows attributable to the asset is less than the asset's carrying value.

Treasury Stock. The Company accounts for treasury stock using the cost method.

Principles of Consolidation. The consolidated financial statements include the Company's accounts and those of its wholly owned subsidiaries. Upon consolidation, all significant intercompany accounts and transactions are eliminated. Also included in the financial statements, under the equity method of accounting, is the Company's 49.992 percent share of the operating results of Fujitsu AMD Semiconductor Limited (FASL).

Foreign Currency Translation. The functional currency of the Company's foreign subsidiaries, except AMD Saxony, is the U.S. dollar. The functional currency of AMD Saxony and the Company's unconsolidated joint venture, FASL, are their local currencies. Translation adjustments resulting from the process of remeasuring the foreign currency financial statements of the Company's foreign subsidiaries are included in operations. Adjustments resulting from translating the foreign currency financial statements of AMD Saxony and FASL are included in stockholders' equity.

Cash Equivalents. Cash equivalents consist of financial instruments that are readily convertible into cash and have original maturities of three months or less at the time of acquisition.

Derivative Financial Instruments. On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 requires the Company to record all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through operating results. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of assets, liabilities or firm commitments through operations (fair value hedges) or recognized in other comprehensive income until the hedged item is recognized in operations (cash flow hedges). The ineffective portion of a derivative's change in fair value is immediately recognized in operations. As of January 1, 2001, the Company had entered into foreign currency forward contracts to hedge the gains and losses generated by the remeasurement of foreign currency denominated intercompany accounts into U.S. dollars. As a result, these derivatives, which were not designated as hedges, were recorded at fair value, with changes in their fair value recognized in operations. Accordingly, the initial adoption of SFAS 133 had no impact on the Company's consolidated financial position or operating results. These transactions in 2001 were denominated in Japanese yen, British pounds, Thai baht, Singapore dollars and European Union euros.

The Company purchases a significant volume of inventory from FASL, AMD's unconsolidated joint venture in Japan, and from AMD Saxony. Purchases from FASL and AMD Saxony are denominated in yen and euros, respectively. Therefore, in the normal course of business, the Company's financial position is routinely subjected to market risk associated with foreign currency rate fluctuations. The Company's general practice is to ensure that material business exposure to foreign exchange risks are identified, measured and minimized using the most effective and efficient methods to eliminate or reduce such exposures. To protect against the reduction in value of forecasted yen and euro denominated cash flows resulting from these transactions, the Company has instituted a foreign currency cash flow hedging program. Under this program, the Company purchases foreign currency forward contracts and sells or purchases foreign currency option contracts, generally expiring within twelve months, to hedge portions of its forecasted foreign currency denominated cash flows. The hedging transactions in 2001 were denominated in yen and euros. These foreign currency contracts are carried on the Company's balance sheet at fair value with the effective portion of the contracts' gain or loss initially

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


recorded in accumulated other comprehensive income (a component of stockholders' equity) and subsequently recognized in operations in the same period the hedged forecasted transaction affects operations. Generally, the gain or loss on derivative contracts, when recognized in operations, offsets the gain or loss on the hedged foreign currency assets, liabilities, or firm commitments. The Company does not use derivatives for trading purposes.

The effectiveness test for these foreign currency contracts utilized by the Company is the fair value to fair value comparison method. The Company includes in its effectiveness assessment the time value portion of the change in value of the currency forward contract.

If a cash flow hedge should be discontinued because it is probable that the original forecasted transaction will not occur, the net gain or loss in accumulated other comprehensive income will be reclassified into operations as a component of income and expense. No such amounts were recorded in operations during the year ended December 30, 2001.

Premiums paid for foreign currency forward and option contracts are immediately charged to operations.

Inventories. Inventories are stated at standard cost adjusted to approximate the lower of cost (first-in, first-out method) or market (net realizable value). Inventories on hand, in excess of forecasted demand, generally six months or less, are not valued. Obsolete inventories are written off.

Property, Plant and Equipment. Property, plant and equipment are stated at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets for financial reporting purposes. Estimated useful lives for financial reporting purposes are as follows:

o    machinery and equipment, three to five years;

o    buildings, up to 26 years; and

o leasehold improvements, the shorter of the remaining terms of the leases or the estimated economic useful lives of the improvements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Foreign Grants and Subsidies. The Federal Republic of Germany and the State of Saxony have agreed to support the Dresden Fab 30 project in the amount of $428 million, consisting of capital investment grants and interest subsidies. Dresden Fab 30 is the Company's integrated circuit manufacturing and design facility in Dresden, Germany. The grants and subsidies are subject to conditions, including meeting specified levels of employment as of December 2001 and maintaining those levels until June 2007. As of December 30, 2001, AMD Saxony had received grants and subsidies totaling approximately $348 million. Noncompliance with the conditions of the grants and subsidies could result in the forfeiture of all or a portion of the future amounts to be received, as well as the repayment of all or a portion of the amounts received to date. There have been no conditions of noncompliance through December 30, 2001 that would result in forfeiture of any of the grants and subsidies. The grants and subsidies are being recognized as a reduction of operating expense ratably over the life of the project. In 2001, grants and subsidies recognized as a reduction to operating expenses amounted to $57 million. Grants and subsidies received but not yet recognized in operations as of December 30, 2001, were approximately $206 million.

Advertising Expenses. The Company accounts for advertising costs as expenses in the period in which they are incurred. Advertising expenses for 2001, 2000 and 1999 were approximately $184 million, $148 million and $101 million, respectively.

Net Income (Loss) Per Common Share. Basic net income (loss) per common share is computed using the number of weighted-average common shares outstanding. Diluted net income (loss) per common share is computed using weighted-average common shares and weighted-average dilutive potential common shares outstanding.

The following table sets forth the computation of basic and diluted net income
(loss) per common share:

----------------------------------------------------------------------------------------------------------
(Thousands except per share data)                                   2001          2000          1999
----------------------------------------------------------------------------------------------------------
  Numerator:
  Numerator for basic income (loss) per common share before
      extraordinary item                                         $  (60,581)  $ 1,006,070     $(88,936)
  Numerator for basic extraordinary loss per common share                 -       (23,044)           -
                                                               -------------------------------------------
  Numerator for basic income (loss) per common share             $  (60,581)  $   983,026     $(88,936)

  Numerator for basic income (loss) per common share before
      extraordinary item                                         $  (60,581)  $ 1,006,070     $(88,936)
  Effect of adding back interest expense associated with
      convertible debentures                                              -        27,507            -
                                                               -------------------------------------------
  Numerator for diluted income (loss) per common share before
      extraordinary item                                         $  (60,581)  $ 1,033,127     $(88,936)
  Numerator for diluted extraordinary loss per common share               -       (23,044)           -
                                                               -------------------------------------------
  Numerator for diluted income (loss) per common share           $  (60,581)  $ 1,010,083     $(88,936)

  Denominator:
  Denominator for basic income (loss) per common share -
    weighted-average shares                                         332,407       309,331       294,577
  Effect of dilutive securities:
    Employee stock options                                                -        12,711            -
    Convertible debentures                                                -        27,958            -
                                                               ----------------------------------------
    Dilutive potential common shares                                      -        40,669            -
                                                               ----------------------------------------
  Denominator for diluted income (loss) per common share -
    adjusted weighted-average shares                                332,407       350,000      294,577

  Net income (loss) per common share:
    Basic:
      Income (loss) before extraordinary item                    $    (0.18)  $      3.25     $  (0.30)
      Extraordinary item                                         $        -   $     (0.07)    $      -
      Net income (loss)                                          $    (0.18)  $      3.18     $  (0.30)
    Diluted:
      Income (loss) before extraordinary item                    $    (0.18)  $      2.95     $  (0.30)
      Extraordinary item                                         $        -   $     (0.06)    $      -
      Net income (loss)                                          $    (0.18)  $      2.89     $  (0.30)
----------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


In 2001 and 1999, approximately 14.4 million and 8.5 million of potential common shares were excluded from the computation of diluted net loss per common share because the effect in years with a net loss would be antidilutive.

Accumulated Other Comprehensive Income (Loss). Unrealized gains or losses on the Company's available-for-sale securities, deferred gains and losses on derivative financial instruments qualifying as cash flow hedges and foreign currency translation adjustments are included in accumulated other comprehensive income
(loss).

The following are the components of accumulated other comprehensive income
(loss):

------------------------------------------------------------------------------------------------
(Thousands)                                                         2001                   2000
                                                                    ----                   ----
Unrealized gain on investments, net of taxes of $2,939          $   5,071              $  13,143
Net unrealized loss on cash flow hedges                            (3,399)                     -
Cumulative translation adjustments                               (134,919)              (107,168)
                                                                ---------              ---------
                                                                $(133,247)             $ (94,025)
                                                                =========              =========
------------------------------------------------------------------------------------------------

Stock-based Compensation and Employee Stock Plans. The Company uses the intrinsic value method under APB Opinion No. 25 to account for stock options issued to its employees under its stock option plans and amortizes deferred compensation over the vesting period of the options. See Note 10.

Use of Estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results are likely to differ from those estimates, and such differences may be material to the financial statements.

New Accounting Pronouncements. In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141 "Business Combinations" (SFAS 141) and Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the amortization and impairment provisions of SFAS 142 are effective upon the adoption of SFAS
142. The Company is required to adopt SFAS 141 and SFAS 142 at the beginning of 2002. Presently these accounting standards would not have a material effect on the Company's consolidated financial statements as the Company does not have material amounts of intangibles or any goodwill.

In August 2001, the FASB issued Statement of Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), which supersedes both Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121) and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (Opinion 30), for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 retains the fundamental provisions in SFAS 121 for recognizing and measuring impairment losses on long-lived assets to be "held and used." In addition, the statement provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset or group of assets to be disposed of other than

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


by sale be classified as "held and used" until they are disposed of, and establishes more restrictive criteria to classify an asset or group of assets to be "held for sale." SFAS 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). The Company will adopt SFAS 144 at the beginning of 2002. The Company does not believe the adoption of SFAS 144 will have a material impact on its operating results or financial position.

NOTE 3:  SALE OF SUBSIDIARIES

The Company sold 90 percent of Legerity for approximately $375 million in cash to Francisco Partners, L.P., effective July 31, 2000. Prior to the sale, Legerity was a wholly owned subsidiary of AMD, selling voice communications products. The Company's pretax gain on the sale of Legerity was $337 million. The gain was computed based on the excess of the consideration received for Legerity's net assets as of July 31, 2000, less direct expenses related to the sale. The applicable tax rate on the gain was 37 percent, resulting in an after-tax gain of $212 million.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4:  FINANCIAL INSTRUMENTS

Available-For-Sale Securities

Available-for-sale securities held by the Company as of December 30, 2001 and December 31, 2000 are as follows:

----------------------------------------------------------------------------------------------------------
                                                           Gross             Gross
                                                        unrealized        unrealized      Fair market
(Thousands)                                Cost            gains            losses           market
----------------------------------------------------------------------------------------------------------
2001
Cash equivalents:
   Commercial paper                     $     76,976      $      545      $          -     $     77,521
   Certificates of deposit                    10,001             240                 -           10,241
   Federal agency notes                       38,357             260                 -           38,617
   Money market funds                        152,122              18                 -          152,140
----------------------------------------------------------------------------------------------------------
     Total cash equivalents             $    277,456      $    1,063      $          -     $    278,519
----------------------------------------------------------------------------------------------------------
Short-term investments:
   Money market auction rate
     preferred stocks                   $    128,130      $      158      $        (14)    $    128,274
   Municipal bonds                             1,331               -                 -            1,331
   Floating rate notes                       155,729               5              (290)         155,444
   Federal agency notes                      153,343             114              (832)         152,625
   Tax exempt money market fund                5,000              35                 -            5,035
----------------------------------------------------------------------------------------------------------
     Total short-term investments       $    443,533      $      312      $     (1,136)    $    442,709
----------------------------------------------------------------------------------------------------------
Long-term investments:
   Equity investments                   $     11,571      $    8,257      $       (486)    $     19,342
   Commercial paper                           10,000               -                 -           10,000
   Federal agency notes                        3,323               -                 -            3,323
----------------------------------------------------------------------------------------------------------
     Total long-term investments        $     24,894      $    8,257      $       (486)    $     32,665
----------------------------------------------------------------------------------------------------------
Grand Total:                            $    745,883      $    9,632      $     (1,622)    $    753,893
==========================================================================================================
2000
Cash equivalents:
   Commercial paper                     $    200,261      $    1,762      $        (13)    $    202,010
   Money market funds                         78,300               -                 -           78,300
----------------------------------------------------------------------------------------------------------
     Total cash equivalents             $    278,561           1,762      $        (13)    $    280,310
----------------------------------------------------------------------------------------------------------
Short-term investments:
   Money market auction rate
     preferred stocks                   $    224,590      $        -      $          -     $    224,590
   Certificates of deposit                    20,001               -                (1)          20,000
   Corporate notes                             9,366             523                 -            9,889
   Federal agency notes                       44,106             654                (2)          44,758
   Commercial paper                          401,324           3,973            (2,826)         402,471
----------------------------------------------------------------------------------------------------------
     Total short-term investments       $    699,387      $    5,150      $     (2,829)    $    701,708
----------------------------------------------------------------------------------------------------------
Long-term investments:
   Equity investments                   $     10,161      $   16,695      $          -     $     26,856
   Federal agency notes                        2,105               -                (2)           2,103
----------------------------------------------------------------------------------------------------------
     Total long-term investments        $     12,266      $   16,695      $         (2)    $     28,959
----------------------------------------------------------------------------------------------------------
Grand Total:                            $    990,214      $   23,607      $     (2,844)    $  1,010,977
==========================================================================================================

The Company realized a loss on the sale of available-for-sale securities of $1.6 million in 2001 and a gain of $4.3 million in 1999. The Company did not sell any available-for-sale securities in 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Derivative Financial Instruments

The following table summarizes activity in accumulated other comprehensive income (loss) related to derivatives classified as cash flow hedges held by the Company during the period from January 1, 2001 through December 30, 2001:

                                                          Year Ended
(Thousands)                                           December 30, 2001
                                                    ---------------------
Cumulative effect of adopting SFAS 133                  $               -
Reclassified into operations                                            -
Changes in fair value of derivatives, net                          (3,399)
                                                    ---------------------
                                                        $          (3,399)
                                                    =====================

As of December 30, 2001, the Company expects to reclassify the amount accumulated in other comprehensive income (loss) to operations within the next twelve months upon the recognition in operations of the hedged forecasted transactions.

Fair Value of Other Financial Instruments

The Company estimates the fair value of debt using a discounted cash flow analysis based on estimated interest rates for similar types of borrowing arrangements with similar remaining maturities. The carrying amounts and estimated fair values of the Company's debt are as follows:

--------------------------------------------------------------------------------------------------
(Thousands)                                          2001                        2000
--------------------------------------------------------------------------------------------------
                                            Carrying        Fair         Carrying        Fair
                                             amount         value         amount        value
                                             ------         -----         ------        -----
Notes payable to banks                      $   63,362     $  63,362   $       -    $       -
--------------------------------------------------------------------------------------------------
Long-term debt and capital leases:
    Capital leases                              32,469        31,550      15,874       15,213
    Long-term debt (excluding capital
      leases)                                  603,236       571,679     936,789      865,963
--------------------------------------------------------------------------------------------------
    Total long-term debt and capital
      leases                                   635,705       603,229     952,663      881,176
    Less: current portion                      197,803       216,496      49,440       67,428
--------------------------------------------------------------------------------------------------
    Total long-term debt and capital
      leases, less current portion          $  437,902     $ 386,733   $ 903,223    $ 813,748
==================================================================================================

The fair value of the Company's accounts receivable and accounts payable approximate book value based on existing payment terms.

NOTE 5: CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments, trade receivables and derivative financial instruments used in hedging activities.

The Company places its cash equivalents and short-term investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure with any one financial

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


institution. The Company acquires investments in time deposits and certificates of deposit from banks having combined capital, surplus and undistributed profits of not less than $200 million. Investments in commercial paper and money market auction rate preferred stocks of industrial firms and financial institutions are rated A1, P1 or better. Investments in tax-exempt securities, including municipal notes and bonds are rated AA, Aa or better, and investments in repurchase agreements must have securities of the type and quality listed above as collateral.

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

The counterparties to the agreements relating to the Company's derivative financial instruments consist of a number of large international financial institutions. The Company does not believe that there is significant risk of nonperformance by these counterparties because the Company monitors their credit ratings and limits the financial exposure and the amount of agreements entered into with any one financial institution. While the notional amounts of financial instruments are often used to express the volume of these transactions, the potential accounting loss on these transactions if all counterparties failed to perform is limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the Company's obligations to the counterparties.

NOTE 6:  INCOME TAXES

The provision (benefit) for income taxes consists of:

---------------------------------------------------------------------------------------------
(Thousands)                                         2001            2000            1999
                                                    ----            ----            ----
---------------------------------------------------------------------------------------------
Current:
     U.S. Federal                                 $      -        $251,849       $ (7,072)
     U.S. State and Local                               (6)          3,599            363
     Foreign National and Local                     21,595          20,496         14,095
---------------------------------------------------------------------------------------------
       Total                                        21,589         275,944          7,386
---------------------------------------------------------------------------------------------
Deferred:
     U.S. Federal                                  (30,192)         25,163        134,050
     U.S. State and Local                           (7,321)        (43,789)        26,178
     Foreign National and Local                      1,461            (450)          (264)
---------------------------------------------------------------------------------------------
       Total                                       (36,052)        (19,076)       159,964
---------------------------------------------------------------------------------------------
Provision (benefit) for income taxes              $(14,463)       $ 256,868      $167,350
=============================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Tax benefits resulting from the exercise of nonqualified stock options and the disqualifying disposition of shares issued under the Company's stock-based compensation plans reduced taxes currently payable by $158.3 million in 2000. Such benefits were credited to capital in excess of par value.

Deferred income taxes reflect the net tax effects of tax carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the balances for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 30, 2001 and December 31, 2000 are as follows:

-------------------------------------------------------------------------------------------
(Thousands)                                                          2001            2000
                                                                     ----            ----
-------------------------------------------------------------------------------------------
Deferred tax assets:
   Net operating loss carryovers                                $    4,147       $    3,934
   Deferred distributor income                                      17,730           32,848
   Inventory valuation                                              74,434           22,327
   Accrued expenses not currently deductible                        74,063           46,400
   Investments                                                      29,237           15,173
   Federal and state tax credit carryovers                          76,234          120,938
   Other                                                            62,189           67,073
                                                             ------------------------------
       Total deferred tax assets                                   338,034          308,693
   Less: valuation allowance                                       (24,559)               -
                                                                ----------       ----------
                                                                   313,475          308,693
                                                                ----------       ----------
Deferred tax liabilities:
   Depreciation                                                  (175,878)        (222,355)
   Capitalized Interest                                           (30,967)         (40,790)
   Unremitted foreign earnings                                    (27,400)                -
   Other                                                          (28,637)         (31,007)
                                                                ----------       ----------
       Total deferred tax liabilities                            (262,882)        (294,152)
                                                                ----------       ----------
Net deferred tax assets (liabilities)                           $   50,593       $   14,541
                                                                ==========       ==========
-------------------------------------------------------------------------------------------

In 2001, the valuation allowance for deferred tax assets increased by $25 million due to the stock option deduction arising from activity under the Company's stock option plans, the benefits of which will increase capital in excess of par value when realized. Pretax income from foreign operations was approximately $52 million in 2001, $83 million in 2000 and $62 million in 1999.

The federal and state tax credit and net operating loss carryovers expire beginning in the year 2003 through 2021.

The table below displays a reconciliation between statutory federal income taxes and the total provision (benefit) for income taxes.

-------------------------------------------------------------
                             2001
------------------------------------- ------------- ---------
(Thousands except percent)                Tax          Rate
------------------------------------- ------------- ---------
Statutory federal income tax expense    $(32,872)       (35.0)%
State taxes, net of federal benefit       (4,762)        (5.1)
Tax-exempt foreign sales corporation
  income                                  (2,394)        (2.5)
Residual U.S. tax on previously
  reinvested earnings                     21,663         23.1
Restructuring charges at other than
  U.S. rates                              11,082         11.8
Tax credits                               (6,018)        (6.4)
Other                                     (1,162)        (1.3)
                                      ----------    ---------
                                        $(14,463)       (15.4)%
                                      ==========    =========
-------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


-------------------------------------------------------------
                             2000
------------------------------------- ------------- ---------
(Thousands except percent)                Tax          Rate
------------------------------------- ------------- ---------
Statutory federal income tax
   expense                              $438,165         35.0%
State taxes, net of federal benefit        9,292          0.7
Tax-exempt foreign sales
   corporation income                     (1,756)        (0.2)
Foreign income at other than
   U.S. rates                             (9,091)        (0.7)
Valuation allowance utilized            (177,008)       (14.1)
Tax credits                               (5,000)        (0.4)
Other                                      2,266          0.2
                                      ----------    ---------
                                        $256,868         20.5%
                                      ==========    =========
-------------------------------------------------------------



-------------------------------------------------------------
                             1999
------------------------------------- ------------- ---------
(Thousands except percent)                Tax          Rate
------------------------------------- ------------- ---------
Statutory federal income tax
   expense                              $ 25,766         35.0%
State taxes, net of federal benefit       17,252         23.4
Foreign income at other than U.S.
   rates                                  (4,952)        (6.7)
Net operating losses not currently
   benefited                             126,684        172.1
Other                                      2,600          3.5
                                      ----------    ---------
                                       $ 167,350        227.3%
                                      ==========    =========
-------------------------------------------------------------


The Company has made no provision for U.S. income taxes on approximately $387 million of cumulative undistributed earnings of certain foreign subsidiaries because it is the Company's intention to permanently reinvest such earnings. If such earnings were distributed, the Company would accrue additional taxes of approximately $117 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7:  DEBT

Significant elements of notes payable to banks are:

-----------------------------------------------------------------------------------------------------
(Thousands except percent)                                                  2001            2000
-----------------------------------------------------------------------------------------------------
Amounts available under notes payable to bank:
     Three-year secured notes payable to bank                            $ 150,000       $ 200,000
     Lines of credit available to foreign subsidiaries                       4,251          24,419
-----------------------------------------------------------------------------------------------------
Total amounts available at year-end under notes payable to banks         $ 154,251       $ 224,419
Amounts outstanding at year-end under notes payable to banks                63,362               -
Weighted average interest rate on amounts outstanding at year-end             5.23%              -
                                                                         =========       =========
-----------------------------------------------------------------------------------------------------

Interest rates on foreign and short-term domestic borrowings are negotiated at the time of the borrowing.

On July 13, 1999, the Company entered into a Loan and Security Agreement (the Loan Agreement) with a consortium of banks led by a domestic financial institution. Under the Loan Agreement, which provides for a four-year secured revolving line of credit of up to $200 million, the Company can borrow, subject to amounts which may be set aside by the lenders, up to 85 percent of its eligible accounts receivable from Original Equipment Manufacturers (OEMs) and 50 percent of its eligible accounts receivable from distributors. The Company must comply with certain financial covenants if the levels of domestic cash it holds declines to $200 million, or the amount of borrowing under the Loan Agreement rises to 50 percent of available credit. The Company's obligations under the Loan Agreement are secured by a pledge of all of its accounts receivable, inventory, general intangibles and the related proceeds. As of December 30, 2001, the Company had $50 million outstanding under the Loan Agreement, which was repaid in January of 2002. The Loan Agreement restricts the Company from paying cash dividends on its common stock.

Information with respect to the Company's long-term debt, capital lease obligations and other at years ended 2001 and 2000 is:

---------------------------------------------------------------------------------------------------------------------
(Thousands)                                                                              2001             2000
---------------------------------------------------------------------------------------------------------------------
  6% Convertible Subordinated Notes with interest payable semiannually and
     principal due in April 2005                                                         $      -         $ 517,140

  11% Senior Secured Notes with interest payable semiannually and principal due on
     August 1, 2003, secured by the Fab 25 property, facility and equipment                     -            43,066

  Term loans under the Dresden Loan Agreements with a weighted-average interest rate of 5.72% and principal due between February 2001 and December 2005,
     secured by the Dresden Fab 30 property, facility and equipment                       602,046           375,226

  Obligations under capital leases                                                         32,469            15,874

  Commercial mortgage with principal and 9.88% interest payable in monthly
     installments through April 2007                                                        1,190             1,357
                                                                                          -------          --------
---------------------------------------------------------------------------------------------------------------------
                                                                                          635,705           952,663
  Other                                                                                   305,576           344,880
                                                                                        ---------       -----------
---------------------------------------------------------------------------------------------------------------------
                                                                                        $ 941,281       $ 1,297,543
  Less: current portion                                                                   268,336           129,570
                                                                                        ---------       -----------
---------------------------------------------------------------------------------------------------------------------
  Long-term debt, capital lease obligations and other, less current portion             $ 672,945       $ 1,167,973
                                                                                        =========       ===========
---------------------------------------------------------------------------------------------------------------------

In May 1998, the Company sold $517.5 million of Convertible Subordinated Notes due May 15, 2005 (Convertible Subordinated Notes) under its $1 billion shelf registration declared effective by the Securities and Exchange Commission on April 20, 1998. Interest on the Convertible Subordinated Notes accrued at the rate of six percent per annum and was payable semiannually in arrears on May 15 and November 15 of each year, commencing November 15, 1998. On May 21, 2001, the Company called for redemption all of the then outstanding $517.1 million of these Convertible Subordinated Notes due 2005, which resulted in the conversion of $509.6 million of such Notes into approximately 28 million shares of the Company's common stock, net of unamortized debt issuance cost of $7.3 million. The remaining $0.2 million of such Notes was paid in cash to investors.

On July 6, 2000, the Company announced a cash tender offer and consent solicitation for the outstanding $400 million aggregate principal amount of the 11% Senior Secured Notes due 2003. On August 2, 2000, the Company repurchased $356 million of these notes at a premium of $36 million. The premium was recorded as an extraordinary loss of approximately $23 million net of tax benefit of $13 million. On August 1, 2001, the Company redeemed the remaining $43 million of these notes for cash.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Obligations under the lease agreements are collateralized by the assets leased. The Company's leased assets totaled approximately $77 million and $53 million as of December 30, 2001 and December 31, 2000, respectively, and are included in the related property, plant and equipment category. Amortization of assets recorded under capital leases is included in depreciation expense. Accumulated amortization of these leased assets was approximately $45 million as of December 30, 2001 and $39 million as of December 31, 2000.

Included in Other is $173.5 million of deferred grants and subsidies related to the Dresden Fab 30 project. See Note 2. Also included in Other is a deferred gain of $28.5 million as of December 30, 2001, as a result of the sale and leaseback of the Company's corporate marketing, general and administrative facility in 1998. The Company is amortizing the deferred gain ratably over the lease term, which is 20 years. See Note 12. In addition, Other includes $103.5 million in customer cash deposits related to multi-year memory product manufacturing supply agreements, which guarantee customers' specific volume shipment.

The above debt agreements limit the Company and its subsidiaries' ability to engage in various transactions and require satisfaction of specified financial performance criteria. As of December 30, 2001, the Company was in compliance with all restrictive covenants of such debt agreements.

Under certain circumstances, cross-defaults result under the Loan Agreement and the Dresden Loan Agreements, which consist of a loan agreement and other related agreements between AMD Saxony and a consortium of banks led by Dresdner Bank AG (the Dresden Loan Agreements).

For each of the next five years and beyond, the Company's debt and capital lease obligations are:

                                                   Debt                 Capital
(Thousands)                                  (Principal only)            leases                 Total
-----------------------------------------------------------------------------------------------------------
2002                                       $        187,024        $       13,589        $         200,613
2003                                                197,423                11,564                  208,987
2004                                                145,544                 8,496                  154,040
2005                                                 72,905                 2,426                   75,331
2006                                                    270                     -                      270
Beyond 2006                                              70                     -                       70
-----------------------------------------------------------------------------------------------------------
Total                                      $        603,236        $       36,075                  639,311
Less: amount representing interest                        -                 3,606                    3,606
-----------------------------------------------------------------------------------------------------------
Total at present value                     $        603,236        $       32,469        $         635,705
===========================================================================================================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8:  INTEREST EXPENSE & INTEREST AND OTHER INCOME, NET

Interest Expense

-------------------------------------------------------------------------------
(Thousands)                          2001             2000           1999
                                -----------------------------------------------
Total interest charges              $ 68,403       $  86,488         $116,255
Less: interest capitalized            (7,043)        (26,451)         (47,002)
                                    --------       ---------         --------
Interest expense                    $ 61,360       $  60,037         $ 69,253
                                    ========       =========         ========
-------------------------------------------------------------------------------

In 2001, interest expense consisted primarily of interest incurred by AMD Saxony's secured term loan under the Dresden Loan Agreements and interest on the Company's Convertible Subordinated Notes issued in May 1998. In 2000 and 1999, interest expense consisted primarily of interest incurred on the Company's Senior Secured Notes issued in August 1996, interest on the Company's Convertible Subordinated Notes issued in May 1998, interest on the Company's $250 million four-year secured term loan and interest on AMD Saxony's secured term loan, net of interest capitalized primarily related to the facilitization of Fab 25 and Dresden Fab 30.

Interest and Other Income, Net

-------------------------------------------------------------------------------
(Thousands)                           2001           2000            1999
                                 ----------------------------------------------
Interest income                      $42,988          $59,228       $ 26,461
Other income (loss), net             (17,293)          27,073          5,274
                                 ----------------------------------------------
                                     $25,695          $86,301       $ 31,735
-------------------------------------------------------------------------------

Other loss in 2001 consisted of charges for other than temporary declines in the value of our marketable debt and equity securities investments totaling approximately $27 million. Other income in 2000 and 1999 consisted of gains from sales of investments and other assets.

NOTE 9:  SEGMENT REPORTING

For purposes of disclosures required by Statement of Financial Accounting Standards No. 131 (SFAS 131), AMD operated in two reportable segments during 2001: the Core Products segment, which reflects the aggregation of the PC processor and memory products operating segments, and the Foundry Services segment. The aggregation of our operating segments into our reporting segments was made pursuant to the aggregation criteria set forth in SFAS 131. The Core Products segment includes microprocessors, Flash memory devices, Erasable Programmable Read-Only Memory (EPROM) devices, embedded processors, platform products and networking products. The Foundry Services segment includes fees for services provided to Legerity and Vantis. During 2000 and 1999, the Company also operated in the Voice Communications Segment. The Voice Communications segment included voice communications products of the Company's former subsidiary, Legerity, until July 31, 2000, the effective date of its sale. In addition, in 1999, the Company also operated in the Vantis segment. The Vantis segment included the programmable logic devices of the Company's former subsidiary, Vantis, until June 15, 1999, the date of its sale. The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. The Company evaluates performance and allocates resources based on these segments' operating income (loss).

The following table is a summary of operating income (loss) by segment for 2001, 2000 and 1999:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


--------------------------------------------------------------------------------------------------------------
(Thousands)                                                          2001           2000           1999
--------------------------------------------------------------------------------------------------------------
Net sales:
  Core Products segment
     External customers                                          $ 3,793,962   $  4,361,398   $   2,559,939
     Intersegment sales                                                    -              -          32,626
--------------------------------------------------------------------------------------------------------------
                                                                   3,793,962      4,361,398       2,592,565
  Foundry Services segment-external customers                         97,792        142,480          43,204
  Voice Communications segment-external customers                          -        140,309         167,760
  Vantis segment-external customers                                        -              -          86,701
  Elimination of intersegment sales                                        -              -        (32,626)
--------------------------------------------------------------------------------------------------------------
     Total net sales                                             $ 3,891,754   $  4,644,187   $   2,857,604
--------------------------------------------------------------------------------------------------------------
Segment operating income (loss):
    Core Products segment                                        $    71,530   $    831,749   $    (342,007)
    Foundry Services segment*                                        (33,582)        22,000           1,509
    Voice Communications segment                                           -         34,987          13,943
    Vantis segment                                                         -              -           5,639
--------------------------------------------------------------------------------------------------------------
     Total segment operating income (loss)                            37,948        888,736        (320,916)
--------------------------------------------------------------------------------------------------------------
    Gain on sale of Vantis                                                 -              -         432,059
    Gain on sale of Legerity                                               -        336,899               -
    Interest and other income, net                                    25,695         86,301          31,735
    Interest expense                                                 (61,360)       (60,037)        (69,253)
    Restructuring and other special charges                          (89,305)             -               -
    Additional inventory provision                                    (6,901)             -               -
    Benefit (provision) for income taxes                              14,463       (256,868)       (167,350)
    Equity in net income of FASL (Core Products)                      18,879         11,039           4,789
    Extraordinary item - debt retirement, net of tax benefit               -        (23,044)              -
--------------------------------------------------------------------------------------------------------------
     Net income (loss)                                           $   (60,581)  $    983,026   $     (88,936)
--------------------------------------------------------------------------------------------------------------
Total assets:
   Core Products segment
     Assets excluding investment in FASL                         $ 5,283,631   $  5,506,007   $   4,066,346
     Investment in FASL                                              363,611        261,728         273,608
--------------------------------------------------------------------------------------------------------------
                                                                   5,647,242      5,767,735       4,339,954
  Foundry Services segment*                                                -              -               -
  Voice Communications segment                                             -              -          37,744
--------------------------------------------------------------------------------------------------------------
     Total assets                                                $ 5,647,242   $  5,767,735   $   4,377,698
--------------------------------------------------------------------------------------------------------------
Expenditures for long-lived assets:
  Core Products segment                                          $   703,120   $    803,065   $     614,209
  Foundry Services segment*                                                -              -               -
  Voice Communications segment                                             -          2,409           1,729
  Vantis segment                                                           -              -           6,141
--------------------------------------------------------------------------------------------------------------
     Total expenditures for long-lived assets                    $   703,120   $    805,474   $     622,079
--------------------------------------------------------------------------------------------------------------
Depreciation and amortization expense:
   Core Products segment                                         $   622,867   $    578,302   $     512,203
   Foundry Services segment*                                               -              -               -
   Voice Communications segment                                            -            768           1,044
   Vantis segment                                                          -              -           2,273
--------------------------------------------------------------------------------------------------------------
     Total depreciation and amortization expense                 $   622,867   $    579,070   $     515,520
==============================================================================================================

     *Operations of the Foundry Services segment are conducted using assets of the Core Products segment.

     The Company's operations outside the United States include both manufacturing and sales. The Company's manufacturing subsidiaries are located in Germany, Malaysia, Thailand, Singapore and China. Its sales subsidiaries are in Europe, Asia Pacific and Brazil.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following is a summary of operations by entities within geographic areas for the three years ended December 30, 2001:

---------------------------------------------------------------------------------------
(Thousands)                                  2001              2000           1999
                                        -----------------------------------------------
Sales to external customers:
     United States                         $ 1,327,403     $ 1,875,408    $ 1,131,983
     Europe                                  1,492,428       1,553,808        835,673
     Asia Pacific                            1,071,923       1,214,971        889,948
                                        --------------   ---------------  -------------
                                           $ 3,891,754     $ 4,644,187    $ 2,857,604
                                        ===============================================

Long-lived assets:
     United States                         $ 1,079,882     $ 1,220,193    $ 1,469,412
     Germany                                 1,335,861       1,064,308        812,773
     Other Europe                                2,825           3,188          3,847
     Asia Pacific                              320,570         348,778        237,204
                                        --------------   ---------------  -------------
                                           $ 2,739,138     $ 2,636,467    $ 2,523,236
                                        ===============================================

---------------------------------------------------------------------------------------

Sales to external customers are based on the customer's billing location. Long-lived assets are those assets used in each geographic area.

The Company markets and sells its products primarily to a broad base of customers comprised of distributors and OEMs of computation and communications equipment. No OEM customer accounted for more than ten percent of net sales in 2001. In 2000 and 1999, one of the Company's OEMs accounted for approximately 11 and 13 percent of net sales, respectively. No distributor accounted for ten percent or more of net sales in 2001, 2000 and 1999.

NOTE 10:  STOCK-BASED INCENTIVE COMPENSATION PLANS

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following is a summary of stock option activity and related information:

-----------------------------------------------------------------------------------------------------------------------
(Shares in thousands)                              2001                     2000                      1999
                                            ---------------------------------------------------------------------------
                                                        Weighted-                Weighted-                 Weighted-
                                                         average                  average                   average
                                             Number     exercise     Number      exercise       Number      exercise
                                            of shares     price     of shares      price      of shares      price
-----------------------------------------------------------------------------------------------------------------------
Options:
    Outstanding at beginning of year           43,852     $ 20.70      41,988       $ 8.37       40,550       $ 8.36
    Granted                                    14,088       16.91      21,044        35.07        9,806         8.35
    Canceled                                   (1,444)      25.31      (3,247)       18.84       (4,710)       10.45
    Exercised                                  (3,553)       7.56     (15,933)        7.01       (3,658)        5.46
    -------------------------------------- ------------             -----------              -------------
    Outstanding at end of year                 52,943       20.44      43,852        20.70       41,988         8.37
    -------------------------------------- ============             ===========              =============

    Exercisable at end of year                 22,465       17.63      14,667         9.64       21,408         7.97
    Available for grant at beginning of
       year                                    11,803                   6,114                    11,306
    Available for grant at end of year         21,146                  11,803                     6,114
=======================================================================================================================

The following table summarizes information about options outstanding as of December 30, 2001:

-----------------------------------------------------------------------------------------------------
(Shares in thousands)               Options outstanding                    Options exercisable
-----------------------------------------------------------------------------------------------------
                                        Weighted-
                                         average        Weighted-                        Weighted-
                                        remaining        average                          average
      Range of            Number       contractual       exercise         Number          exercise
   exercise prices      of shares     life (years)        price         of shares          price
-----------------------------------------------------------------------------------------------------
  $0.01-$9.44               13,711         5.92         $     7.66          10,318    $     7.59
  $9.47-$17.06              14,047         8.46              12.13           3,823         11.97
  $17.07-$32.10             13,369         8.39              23.57           3,679         21.28
  $32.66-$45.91             11,816         8.35              41.63           4,645         41.73
  ---------------------------------                                     -----------
  $0.01-$45.91              52,943         7.76              20.44          22,465         17.63
=====================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Stock Purchase Plan. The Company has an employee stock purchase plan (ESPP) that allows eligible and participating employees to purchase, through payroll deductions, shares of the Company's common stock at 85 percent of the fair market value at specified dates. As of December 30, 2001, 6,346,135 common shares remained available for issuance under the plan. A summary of stock purchased under the plan is shown below:

--------------------------------------------------------------------------------
(Thousands)                                 2001           2000         1999
--------------------------------------------------------------------------------
Aggregate purchase price                  $ 16,816      $ 12,388     $ 13,294
Shares purchased                             1,220           815          861
================================================================================

Stock Appreciation Rights. The Company may grant stock appreciation rights
(SARs) to key employees under the 1992 stock incentive plan. The number of SARs exercised plus common stock issued under the stock option plans may not exceed the number of shares authorized under the stock incentive plan. The Company may grant SARs in tandem with outstanding stock options, in tandem with future stock option grants or independently of any stock options. Generally, the terms of SARs granted under the plan are similar to those of options granted under the stock incentive plans, including exercise prices, exercise dates and expiration dates. To date, the Company has granted only limited SARs, which become exercisable in the event of certain changes in control of AMD.

Restricted Stock Awards. In 1998, the Company adopted the 1998 stock incentive plan under which the Company was authorized to issue two million shares of common stock to employees who are not covered by Section 16 of the Securities Exchange Act of 1934, as amended, subject to terms and conditions determined at the discretion of the Company's Board of Directors. To date, the Company has canceled agreements covering 40,791 shares without issuance and the Company has issued 370,524 shares pursuant to prior agreements. As of December 30, 2001, agreements covering 128,683 shares were outstanding. Activity under this plan is included in the accompanying tables summarzing activity under the Company's employee stock plans.

Shares Reserved for Issuance. The Company had a total of approximately 80,435,119 shares of common stock reserved as of December 30, 2001 for issuance under employee stock option plans and the ESPP, including restricted stock awards.

Stock-Based Compensation. The Company uses the intrinsic value method to account for stock-based awards to employees. As permitted under SFAS 123, the Company has elected to follow APB 25 and related interpretations in accounting for stock-based awards to employees and elects to make pro forma fair value disclosures as permitted by SFAS 123. The Company estimates the fair value of its stock-based awards to employees using a Black-Scholes option pricing model. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including expected stock price volatility. Because our stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our stock-based awards to employees. The fair value of our stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

---------------------------------------------------------------------------------------------------------
                                                Options                              ESPP
                                   ----------------------------------------------------------------------
                                      2001       2000        1999        2001        2000        1999
---------------------------------------------------------------------------------------------------------
Expected life (years)                   3.02       4.27        3.45       0.25       0.25        0.25
Expected stock price volatility        83.43%     72.10%      68.72%     85.03%     87.95%      67.10%
Risk-free interest rate                 3.57%      6.55%       5.48%      2.58%      5.95%       4.77%

---------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


For pro forma purposes, the estimated fair value of our stock-based awards to employees is amortized over the vesting period (for options) and the three-month purchase period (for stock purchases under the ESPP). Our pro forma information follows:

-------------------------------------------------------------------------------------------------------
(Thousands except per share amounts)                          2001            2000            1999
-------------------------------------------------------------------------------------------------------
Net income (loss) - as reported                            $ (60,581)       $983,026       $ (88,936)
Net income (loss) - pro forma                               (178,918)        830,495        (122,497)
Basic net income (loss) per share - as reported                (0.18)           3.18           (0.30)
Diluted net income (loss) per share - as reported              (0.18)           2.89           (0.30)
Basic net income (loss) per share - pro forma                  (0.54)           2.68           (0.42)
Diluted net income (loss) per share - pro forma                (0.54)           2.37           (0.42)

-------------------------------------------------------------------------------------------------------

The Company granted a total of 13,870,950 stock-based awards during 2001 with exercise prices equal to the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these awards were $16.93 and $9.27, respectively. The Company granted a total of 157,476 stock-based awards during 2001 with exercise prices greater than the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these awards were $21.21 and $0.11, respectively. The Company granted a total of 59,115 stock-based awards during 2001 with exercise prices less than the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these awards were $1.08 and $22.54, respectively. The Company granted a total of 20,702,856 stock-based awards during 2000 with exercise prices equal to the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these awards were $35.12 and $21.00, respectively. The Company granted a total of 25,800 stock-based awards during 2000 with exercise prices greater than the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these awards were $26.92 and $0.02, respectively. The Company granted a total of 315,510 stock-based awards during 2000 with exercise prices less than the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these awards were $4.92 and $31.25, respectively.

The weighted-average fair value of shares purchased under the Company's employee stock purchase plan during 2001, 2000 and 1999 were $3.82, $5.54, and $2.39 per share, respectively.

NOTE 11:  OTHER EMPLOYEE BENEFIT PLANS

Profit Sharing Program. The Company has a profit sharing program to which the Board of Directors authorizes quarterly contributions. Profit sharing contributions were approximately $25 million in 2001 and $103 million in 2000. There were no profit sharing contributions in 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Retirement Savings Plan. The Company has a retirement savings plan, commonly known as a 401(k) plan, that allows participating United States employees to contribute from one percent to 15 percent of their pretax salary subject to Internal Revenue Service limits. Before December 26, 1999, the Company made a matching contribution calculated at 50 cents on each dollar of the first three percent of participant contributions, to a maximum of 1.5 percent of eligible compensation. After December 26, 1999, the Company revised the contribution rate and contributes 50 cents on each dollar of the first six percent of participants' contributions, to a maximum of three percent of eligible compensation. The contributions to the 401(k) plan were approximately $11 million in 2001, $10 million in 2000 and $5 million in 1999.

NOTE 12: COMMITMENTS

The Company leases certain of its facilities under agreements that expire at various dates through 2018. The Company also leases certain of its manufacturing and office equipment for terms ranging from one to five years. Rent expense was approximately $62 million, $48 million, and $52 million in 2001, 2000 and 1999, respectively.

For each of the next five years and beyond, noncancelable long-term operating lease obligations and commitments to purchase manufacturing supplies and services are as follows:

-----------------------------------------------------------------
                                 Operating         Purchase
(Thousands)                       leases          commitments
-----------------------------------------------------------------
2002                            $     57,612      $     15,036
2003                                  47,695            10,172
2004                                  43,680             9,895
2005                                  40,636             9,895
2006                                  35,370             2,614
Beyond 2006                          232,183             7,367
-----------------------------------------------------------------
                                $    457,176      $     54,979
-----------------------------------------------------------------

The operating lease of the Company's corporate marketing, general and administrative facility in Sunnyvale expired in December 1998. At the end of the lease term, the Company was obligated to either purchase the facility or to arrange for its sale to a third party with a guarantee of residual value to the seller equal to the option purchase price. In December 1998, the Company arranged for the sale of the facility to a third party and leased it back under a new operating lease. The Company deferred the gain ($37 million) on the sale and is amortizing it over a period of 20 years, the life of the lease. The lease expires in December 2018. At the beginning of the fourth lease year and every three years thereafter, the rent will be adjusted by 200 percent of the cumulative increase in the consumer price index over the prior three-year period up to a maximum of 6.9 percent. Certain other operating leases contain provisions for escalating lease payments subject to changes in the consumer price index.

AMD Saxony has constructed and installed equipment in Dresden Fab 30, which began production in the second quarter of 2000. AMD, the Federal Republic of Germany, the State of Saxony and a consortium of banks are supporting the project. In March 1997, AMD Saxony entered into the Dresden Loan Agreements, which provide for the funding of the construction and facilitization of Dresden Fab 30. The funding consists of:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     o    equity, subordinated loans and loan guarantees from AMD;

     o    loans from a consortium of banks; and

     o grants, subsidies and loan guarantees from the Federal Republic of Germany and the State of Saxony.

The Dresden Loan Agreements require that the Company partially fund Dresden Fab 30 project costs in the form of subordinated loans to, or equity investments in, AMD Saxony. In accordance with the terms of the Dresden Loan Agreements, the Company has invested $334 million as of December 30, 2001 in the form of subordinated loans and equity investments in AMD Saxony (denominated in both deutsche marks and U.S. dollars) which are eliminated in our consolidated financial statements.

In addition to AMD's support, the consortium of banks referred to above has made available $692 million in loans to AMD Saxony to help fund Dresden Fab 30 project costs. AMD Saxony had $602 million of such loans outstanding through December 30, 2001, which are included in the Company's consolidated balance sheets.

Finally, the Federal Republic of Germany and the State of Saxony are supporting the Dresden Fab 30 project, in accordance with the Dresden Loan Agreements, in the form of:

     o guarantees equal to the lesser of 65 percent of AMD Saxony bank debt or $692 million;

     o    capital investment grants and allowances totaling $286 million; and

     o    interest subsidies totaling $142 million.

Of these amounts, AMD Saxony has received $284 million in capital investment grants and allowances and $64 million in interest subsidies through December 30, 2001, which are included in the Company's consolidated financial statements. The grants and subsidies are subject to conditions, including meeting specified levels of employment by December 2001 and maintaining those levels until June 2007. Noncompliance with the conditions of the grants and subsidies could result in the forfeiture of all or a portion of the future amounts to be received as well as the repayment of all or a portion of amounts received to date. As of December 30, 2001, we were in compliance with all of the conditions of the grants and subsidies.

In February 2001, the Dresden Loan Agreements were amended to reflect new capacity and increased capital spending plans for Dresden Fab 30. Under the February 2001 amendments, the Company agreed to extend its guaranty of AMD Saxony's obligations and to make available to AMD Saxony revolving loans of up to $500 million. The Company also expanded its obligation to reimburse AMD Saxony for the cost of producing wafers for the Company and agreed to cancel the cost overrun facility made available by the banks. Under these amendments, the Company was released from financial covenants limiting capital expenditures and requiring AMD Saxony to achieve capacity and production cost targets by the end of 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The Dresden Loan Agreements also require that the Company:

     o provide interim funding to AMD Saxony if either the remaining capital investment allowances or the remaining interest subsidies are delayed, which will be repaid to AMD as AMD Saxony receives the grants or subsidies from the State of Saxony;

     o fund shortfalls in government subsidies resulting from any default under the subsidy agreements caused by AMD Saxony or its affiliates; and

     o guarantee up to 35 percent of AMD Saxony's obligations under the Dresden Loan Agreements, which guarantee must not be less than $100 million or more than $277 million, until the bank loans are repaid in full.

AMD Saxony would be in default under the Dresden Loan Agreements if we, AMD Saxony or AMD Saxony Holding GmbH (AMD Holding), the parent company of AMD Saxony and a wholly owned subsidiary of AMD, fail to comply with certain obligations thereunder or upon the occurrence of certain events including:

     o    material variances from the approved plans and specifications;

     o our failure to fund equity contributions or shareholder loans or otherwise comply with our obligations relating to the Dresden Loan Agreements;

     o    the sale of shares in AMD Saxony or AMD Holding;

     o    the failure to pay material obligations;

     o the occurrence of a material adverse change or filings or proceedings in bankruptcy or insolvency with respect to us, AMD Saxony or AMD Holding; and

     o    the occurrence of default under the Loan Agreement.

Generally, any default with respect to borrowings made or guaranteed by AMD that results in recourse to us of more than $2.5 million and is not cured by us, would result in a cross-default under the Dresden Loan Agreements and the Loan Agreement. As of December 30, 2001, we were in compliance with all conditions of the Dresden Loan Agreements.

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

Because the amounts under the Dresden Loan Agreements are denominated in deutsche marks, the dollar amounts set forth herein are subject to change based on applicable conversion rates. At December 30, 2001, the exchange rate was approximately 2.17 deutsche marks to one U.S. dollar (which the Company used to translate the amounts denominated in deutsche marks).

NOTE 13:  INVESTMENT IN JOINT VENTURE

In 1993, the Company formed a joint venture (FASL) with Fujitsu Limited for the development and manufacture of non-volatile memory devices. FASL operates advanced IC manufacturing facilities in Aizu-Wakamatsu, Japan, to produce Flash memory devices, which are sold to the Company and Fujitsu. The Company's share of FASL is 49.992 percent and the investment is being accounted for under the equity method. The Company's share of FASL net income during 2001 was $18.9 million, net of income taxes of approximately $13.5 million. As of December 30, 2001, the cumulative adjustment related to the translation of the FASL financial statements into U.S. dollars resulted in a decrease of approximately $53.4 million to the investment in FASL. The following tables present the significant FASL related party transactions and balances:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


--------------------------------------------------------------------------------------------------
 (Thousands)                                              2001            2000            1999
                                                      ------------    ------------    ------------
Royalty income                                          $  44,342       $  33,273       $  23,214
Purchases                                                 509,642         381,657         264,344

==================================================================================================

--------------------------------------------------------------------------------------------------
(Thousands)                                          December 30, 2001        December 31, 2000
                                                  ------------------------ -----------------------
Royalty receivable                                       $   6,962               $  9,561
Accounts payable                                            37,957                 77,503

==================================================================================================

Pursuant to a cross-equity provision between the Company and Fujitsu, the Company purchased 0.5 million shares of Fujitsu Limited common stock as of December 30, 2001. Under the same provision, Fujitsu Limited purchased nine million shares of the Company's common stock as of December 30, 2001.

FASL is continuing the facilitization of its second and third Flash memory device wafer fabrication facilities, FASL JV2 and FASL JV3, in Aizu-Wakamatsu, Japan. Capital expenditures for FASL JV2 and FASL JV3 construction and facilitization to date have been funded by cash generated from FASL operations and borrowings by FASL.

FASL capital expenditures in 2002 are expected to be funded by cash generated from FASL operations and local borrowings by FASL. However, to the extent that FASL is unable to secure the necessary funds for FASL JV2 or FASL JV3, the Company will be required to contribute cash or guarantee third-party loans in proportion to its 49.992 percent interest in FASL. As of December 30, 2001, the Company had $148 million in loan guarantees outstanding with respect to these third-party loans. At December 30, 2001, the exchange rate was approximately
128.02 yen to one U.S. dollar, which the Company used to translate the amounts denominated in yen.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following is condensed financial data of FASL:

-------------------------------------------------------------------------------
(Thousands)                                 2001         2000         1999
                                     ------------------------------------------
Net sales                                $ 978,059    $ 733,574    $  501,797
Gross profit                               165,115       53,174        20,415
Operating income                           160,298       49,645        17,724
Net income                                  34,924       28,179         9,977
-------------------------------------------------------------------------------


---------------------------------------------------------------------------
                                              December 30,   December 31,
(Thousands)                                       2001           2000
                                            -------------------------------
Current assets                                 $  146,549       $ 234,139
Non-current assets                              1,056,061         786,802
Current liabilities                               463,555         482,629
Non-current liabilities                             1,058           1,271
---------------------------------------------------------------------------

The Company's share of the above FASL net income differs from the equity in net income of joint venture reported on the consolidated statements of operations. The difference is due to adjustments resulting from the intercompany profit eliminations and differences in U.S. and Japanese tax treatment, which are reflected on the Company's consolidated statements of operations. The Company has never received cash dividends from its investment in FASL.

In 2000, FASL further expanded its production capacity through a foundry arrangement with Fujitsu Microelectronics, Inc. (FMI), a wholly owned subsidiary of Fujitsu Limited. In connection with FMI equipping its wafer fabrication facility in Gresham, Oregon (the Gresham Facility) to produce flash memory devices for sale to FASL, the Company agreed to guarantee the repayment of up to $125 million of Fujitsu's obligations as a cosigner with FMI under its global multicurrency revolving credit facility (the Credit Facility) with a third-party bank (the Guarantee). On November 30, 2001, Fujitsu announced that it was closing the Gresham Facility, due to the downturn of the flash memory market. To date, the Company has not received notice from Fujitsu that FMI has defaulted on any payments due under the Credit Facility. Furthermore, subsequent to year end, the Company was informed that amounts borrowed by FMI under the Credit Facility do not become due until the end of March 2002. Accordingly, under the terms of the Guarantee, the Company believes it is not at this time, and was not at December 30, 2001, obligated to make any payments to Fujitsu. However, subsequent to year end, Fujitsu requested that the Company pay the entire $125 million under the Guarantee. Although the Company disagrees with Fujitsu as to the amount, if any, of its obligations under the Guarantee, Fujitsu has indicated its belief that the Company is obligated to pay the full $125 million. The Company cannot predict the outcome of this matter. Accordingly, the Company has not recorded any liability in its consolidated financial statements associated with the Guarantee.

NOTE 14:  RESTRUCTURING AND OTHER SPECIAL CHARGES

On September 25, 2001, due to the continued slowdown in the semiconductor industry, and a resulting decline in revenues, the Company announced a restructuring plan to accelerate key components of its strategy to reduce costs and enhance the financial performance of its core products. In connection with the plan, the Company will close Fabs 14 and 15 in Austin, Texas. These facilities support certain of the Company's older products and its Foundry Service operations, which will be discontinued as part of the plan. The Company will also reorganize other manufacturing facilities and reduce activities primarily in Penang, Malaysia along with associated administrative support.

The restructuring plan will result in the reduction of approximately 2,300 direct manufacturing and related administrative support positions, or approximately 15 percent of the Company's worldwide workforce, by the end of the second quarter of 2002. Approximately 1,000 of these positions are associated with closing Fabs 14 and 15 in Austin. The balance of the reductions will result from reorganizing activities primarily in Penang, Malaysia.

Pursuant to the September 25, 2001 plan, the Company recorded restructuring costs and other special charges of $89.3 million, consisting of $34.1 million of anticipated severance and fringe benefit costs, $16.2 million of anticipated exit costs to close facilities in Austin and Penang and $39.0 million of non-cash asset

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


impairment charges. The asset impairment charges relate primarily to buildings and production equipment and have been incurred as a result of the Company's decision to implement the plan.

The following table summarizes activity under the plan through December 30, 2001:

-----------------------------------------------------------------------------------------------------
(Thousands)                      Severance    Facility     Facility and
                                    and          and         equipment      Other
                                 employee     equipment    decommission   facilities
                                 benefits     impairment       costs      exit costs       Total
-----------------------------------------------------------------------------------------------------
2001 provision                    $34,105      $ 39,000      $ 15,500        $  700     $  89,305
Cash charges                       (7,483)            -             -           (54)       (7,537)
Non-cash charges                        -       (39,000)            -             -       (39,000)
-----------------------------------------------------------------------------------------------------
Accruals at December 30, 2001     $26,622      $      -      $ 15,500        $  646     $  42,768
=====================================================================================================

The Company expects to substantially complete execution of its restructuring plan by the end of the second quarter of 2002. As of December 30, 2001, 786 employees were terminated resulting in cash payments of approximately $7.5 million in severance and employee benefit costs.

During 1999, the Company initiated a review of its cost structure. Based upon this review, the Company recorded restructuring and other special charges of $38 million in 1999 to better align its cost structure with the expected revenue growth rates.

The restructuring and other special charges for the year ended December 26, 1999, and the related activity during 1999, 2000 and 2001, are reflected in the table below:

-------------------------------------------------------------------------------------------------------------------
                                Severance                                  Equipment    Discontinued
                              and employee                                  disposal       system
(Thousands)                     benefits        Facilities     Equipment     costs        projects        Total
-------------------------------------------------------------------------------------------------------------------
1999 provision                    $ 3,024        $  968     $   23,769     $  4,380        $  6,089     $ 38,230
Cash charges                       (3,024)          (56)             -       (1,937)              -       (5,017)
Non-cash charges                        -             -        (23,769)           -          (6,089)     (29,858)
-------------------------------------------------------------------------------------------------------------------
Accruals at December 26, 1999           -           912              -        2,443               -        3,355
Cash charges                            -          (429)             -       (2,443)              -       (2,872)
-------------------------------------------------------------------------------------------------------------------
Accruals at December 31, 2000           -           483              -            -               -          483
Cash charges                            -          (443)             -            -               -         (443)
-------------------------------------------------------------------------------------------------------------------
Accruals at December 30, 2001     $     -        $   40     $        -     $      -        $      -     $     40
===================================================================================================================

The Company anticipates that the remaining accruals for sales office facilities will be utilized over the period through lease termination in the second quarter of 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15: SHARE REPURCHASE PROGRAM

On January 29, 2001, the Company announced that the Board of Directors had authorized a program to repurchase up to $300 million worth of the Company's common stock over a period of time to be determined by management. Any such repurchases will be made, from time to time, in the open market or in privately negotiated transactions in compliance with Rule 10b-18 of the Securities Exchange Act, subject to market conditions, applicable legal requirements and other factors. This program does not obligate the Company to acquire any particular amount of its common stock, and the program may be suspended at any time at the Company's discretion. As of December 30, 2001, AMD acquired approximately 6.3 million shares of its common stock at an aggregate cost of $77 million under the program. Shares repurchased under this program will be used in connection with the Company's stock option plans.

NOTE 16: CONTINGENCIES

I. Environmental Matters

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

In 1991, the Company received four Final Site Clean-up Requirements Orders from the California Regional Water Quality Control Board, San Francisco Bay Region, relating to the three sites. One of the orders named us as well as TRW Microwave, Inc. and Philips Semiconductors Corporation. In January 1999, the Company entered into a settlement agreement with Philips whereby Philips assumed costs allocated to the Company under this order, although the Company is responsible for these costs in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


the event that Philips does not fulfill its obligations under the settlement agreement. Another of the orders named AMD as well as National Semiconductor Corporation. In December 2001, AMD entered into a settlement agreement with National pursuant to which National will take the lead for a period of time on certain groundwater remediation required under that order, but AMD remains a responsible party for all purposes under the order and retains specific responsibilities.

The three sites in Santa Clara County are on the National Priorities List (Superfund). If the Company fails to satisfy federal compliance requirements, or inadequately performs the compliance measures, the government (1) can bring an action to enforce compliance or (2) can undertake the desired response actions itself and later bring an action to recover its costs and penalties, which is up to three times the costs of clean-up activities, if appropriate. The statute of limitations has been tolled on the claims of landowners adjacent to the Santa Clara County Superfund sites for causes of action such as negligence, nuisance and trespass.

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

II. Other Matters

The Company is a defendant or plaintiff in various other actions, which arose in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition or results of operations.

NOTE 17:  SUBSEQUENT EVENTS (UNAUDITED)

Issuance of Senior Convertible Debt

On January 29, 2002, the Company announced the closing of a private offering of $500 million aggregate principal amount of its 4 3/4% Convertible Senior Debentures (the Debentures) due 2022 issued pursuant to Rule 144A and Regulation
S. The Company intends to use the net proceeds generated from the offering for capital expenditures, working capital and general corporate purposes.

The Debentures bear interest at a rate of 4 3/4% per annum. The interest rate will be reset on each of August 1, 2008, August 1, 2011 and August 1, 2016 to a rate per annum equal to the interest rate payable 120 days prior to such date on 5-year U.S. Treasury Notes, plus 43 basis points. The reset rate will not be less than 4 3/4% and will not exceed 6 3/4%. The Debentures are initially convertible into the Company's common stock at a conversion price of $23.38 per share. At this conversion price, each $1,000 principal amount of the Debentures will be convertible into approximately 43 shares of the Company's common stock.

The Debentures will be redeemable at specified prices declining to 100% of the principal amount plus accrued and unpaid interest at the Company's option beginning on February 5, 2005, provided that the Company may not redeem the Debentures prior to February 1, 2006 unless the last reported sale price of the Company's common stock is at least 130% of the then effective conversion price for at least 20 trading days within a period of 30 consecutive trading days ending within five trading days of the date of the redemption notice.

Holders of the Debentures will have the ability to require the Company to repurchase the Debentures, in whole or in part, on February 1, 2009, February 1, 2012 and February 1, 2017. The holders of the Debentures will also have the ability to require the company to repurchase the Debentures in the event that the Company undergoes specified fundamental changes, including a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


change of control. In each such case, the redemption or repurchase price would be 100% of the principal amount of the Debentures plus accrued and unpaid interest.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

--------------------------------------------------------------------------------

The Board of Directors and Stockholders
Advanced Micro Devices, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Micro Devices, Inc. as of December 30, 2001 and December 31, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advanced Micro Devices, Inc. as of December 30, 2001 and December 31, 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 30, 2001, in conformity with accounting principles generally accepted in the United States.


                                                           /s/ ERNST & YOUNG LLP

San Jose, CA
January 8, 2002

                          SUPPLEMENTARY FINANCIAL DATA

2001 and 2000 by Quarter (Unaudited)
(Thousands except per share and market                      2001                                         2000
price amounts)
------------------------------------------------------------------------------------------------------------------------------------
                                        Dec. 30    Sept. 30     July 1    Apr. 1     Dec. 31       Oct. 1      July 2     Apr. 2
-----------------------------------------------------------------------------------------------------------------------------------
Net Sales                               $951,873  $ 765,870  $ 985,264 $1,188,747   $1,175,172  $1,206,549  $1,170,437  $1,092,029
Expenses:
  Cost of sales                          644,662    594,056    636,199    714,830      657,303     639,010     612,567     605,757
  Research and development               160,871    161,185    171,114    157,760      162,087     162,764     155,651     161,297
  Marketing, general and
   administrative                        163,683    150,918    156,291    149,138      160,756     141,931     152,022     144,306
  Restructuring and other special
   charges                                     -     89,305          -          -            -           -           -           -
-----------------------------------------------------------------------------------------------------------------------------------
                                         969,216    995,464    963,604  1,021,728      980,146     943,705     920,240     911,360
-----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                  (17,343)  (229,594)    21,660    167,019      195,026     262,844     250,197     180,669
Gain on sale of Vantis                         -          -          -          -            -           -           -           -
Gain on sale of Legerity                       -          -          -          -            -     336,899           -           -
Interest and other income, net             5,784    (11,220)    12,308     18,823       25,449      19,789      19,935      21,128
Interest expense                          (9,570)    (9,946)   (20,199)   (21,645)     (19,932)    (17,382)    (11,244)    (11,479)
-----------------------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes,
  equity in net income (loss) of
  joint venture and extraordinary
  item                                   (21,129)  (250,760)    13,769    164,197      200,543     602,150     258,888     190,318
Provision (benefit) for income taxes      (5,705)   (65,018)     3,717     52,543       30,081     175,009      51,778           -
-----------------------------------------------------------------------------------------------------------------------------------

Income (loss) before equity in net
  income (loss) of joint venture and
  extraordinary item                     (15,424)  (185,742)    10,052    111,654      170,462     427,141     207,110     190,318
Equity in net income (loss) of joint
  venture                                   (417)    (1,187)     7,300     13,183        7,570       4,406          32        (969)
-----------------------------------------------------------------------------------------------------------------------------------

Income (loss) before extraordinary item  (15,841)  (186,929)    17,352    124,837      178,032     431,547     207,142     189,349
Extraordinary item - debt
  retirement, net of tax benefit               -          -          -          -          (64)    (22,980)          -           -
-----------------------------------------------------------------------------------------------------------------------------------

Net income (loss)                       $(15,841) $(186,929)  $ 17,352   $124,837    $ 177,968    $408,567    $207,142    $189,349
-----------------------------------------------------------------------------------------------------------------------------------

Net income (loss) per share
  Basic - income (loss) before
     extraordinary item                 $  (0.05) $   (0.54)  $  0.05     $ 0.40      $  0.57     $  1.38     $  0.67     $  0.63
  Diluted - income (loss) before
     extraordinary item                 $  (0.05) $   (0.54)  $  0.05     $ 0.37      $  0.53     $  1.24     $  0.60     $  0.57

  Basic - income (loss) after
     extraordinary item                 $  (0.05) $   (0.54)  $  0.05     $ 0.40      $  0.57     $  1.31     $  0.67     $  0.63
  Diluted - income (loss) after
     extraordinary item                 $  (0.05) $   (0.54)  $  0.05     $ 0.37      $  0.53     $  1.18     $  0.60     $  0.57
-----------------------------------------------------------------------------------------------------------------------------------

Shares used in per share calculation
  Basic                                  340,119    345,044    330,120    314,347      313,501     311,943     309,625     302,257
  Diluted                                340,119    345,044    340,533    351,785      349,782     352,893     352,946     344,381
-----------------------------------------------------------------------------------------------------------------------------------

Common stock market price range
  High                                 $   18.62    $ 30.20    $ 34.65    $ 30.15      $ 26.00    $  47.50     $ 47.72    $  30.00
  Low                                  $    7.69    $  7.80    $ 18.73    $ 14.13      $ 13.56    $  27.00     $ 25.50    $  13.91
===================================================================================================================================

                               FINANCIAL SUMMARY

Five Years Ended December 30, 2001
(Thousands except per share amounts)               2001           2000          1999           1998          1997
----------------------------------------------------------------------------------------------------------------------
Net sales                                        $ 3,891,754   $4,644,187    $ 2,857,604     $2,542,141   $2,356,375
Expenses:
  Cost of sales                                    2,589,747    2,514,637      1,964,434      1,718,703    1,578,438
  Research and development                           650,930      641,799        635,786        567,402      467,877
  Marketing, general and administrative              620,030      599,015        540,070        419,678      400,713
  Restructuring and other special charges             89,305            -         38,230              -            -
----------------------------------------------------------------------------------------------------------------------
                                                   3,950,012    3,755,451      3,178,520      2,705,783    2,447,028
----------------------------------------------------------------------------------------------------------------------
Operating income (loss)                              (58,258)     888,736       (320,916)      (163,642)     (90,653)

Gain on sale of Vantis                                     -            -        432,059              -            -
Gain on sale of Legerity                                   -      336,899              -              -            -
Litigation settlement                                      -            -              -        (11,500)           -
Interest and other income, net                        25,695       86,301         31,735         34,207       35,097
Interest expense                                     (61,360)     (60,037)       (69,253)       (66,494)     (45,276)
----------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes
   and equity in net income of joint venture
   and extraordinary item                            (93,923)   1,251,899         73,625       (207,429)    (100,832)
Provision (benefit) for income taxes                 (14,463)     256,868        167,350        (91,878)     (55,155)
----------------------------------------------------------------------------------------------------------------------
Income (loss) before equity in net income of
   joint venture and extraordinary item              (79,460)     995,031        (93,725)      (115,551)     (45,677)
Equity in net income of joint venture                 18,879       11,039          4,789         11,591       24,587
----------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item              (60,581)   1,006,070        (88,936)      (103,960)     (21,090)
Extraordinary item - debt retirement, net of
   tax benefit                                             -      (23,044)             -              -            -
----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                 $  (60,581)  $  983,026    $   (88,936)    $ (103,960)  $  (21,090)
Net income (loss) per share
  Basic - income (loss) before extraordinary
   item                                           $    (0.18)  $     3.25    $     (0.30)    $    (0.36)  $    (0.07)
  Diluted - income (loss) before extraordinary
    item                                          $    (0.18)  $     2.95    $     (0.30)    $    (0.36)  $    (0.07)
----------------------------------------------------------------------------------------------------------------------
  Basic - income (loss) after extraordinary
   item                                           $    (0.18)  $     3.18    $     (0.30)    $    (0.36)  $    (0.07)
  Diluted - income (loss) after extraordinary
   item                                           $    (0.18)  $     2.89    $     (0.30)    $    (0.36)  $    (0.07)
----------------------------------------------------------------------------------------------------------------------
Shares used in per share calculation:
  Basic                                              332,407      309,331        294,577        287,796      281,319
  Diluted                                            332,407      350,000        294,577        287,796      281,319
----------------------------------------------------------------------------------------------------------------------
Long-term debt, capital lease obligations
  and other, less current portion                 $  672,945   $1,167,973    $ 1,427,282     $1,372,416   $  662,689
Total assets                                      $5,647,242   $5,767,735    $ 4,377,698     $4,252,968   $3,515,271
======================================================================================================================

The Company's common stock (symbol "AMD") is listed on the New York Stock Exchange. The Company has never paid cash dividends on common stock and may be restricted from doing so. Refer to the notes to consolidated financial statements. The number of stockholders of record at February 25, 2002 was 7,815.

AMD, the AMD Arrow logo, and combinations thereof, Advanced Micro Devices, AMD-K6, AMD Athlon, AMD Duron and MirrorBit are either trademarks or registered trademarks of Advanced Micro Devices, Inc. Vantis is a trademark of Vantis Corporation. Legerity is a trademark of Legerity, Inc. Microsoft and Windows are either trademarks or registered trademarks of Microsoft Corporation. Other terms used to identify companies and products may be trademarks of their respective owners.